**ING Life Insurance and Annuity Company
and its
Variable Annuity Account C**

ING Map Plus NP^{SM}

**Supplement dated April 30, 2010 to the Contract Prospectus
and Contract Prospectus Summary, each dated April 30, 2010**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

1. Effective in July and August certain funds offered through your contract will be reorganized into other funds as follows:

Effective mid-July, 2010, the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
Evergreen Special Values Fund	Wells Fargo Advantage Special Small Cap Value Fund

Accordingly, effective the date of this reorganization, investments in the Disappearing Portfolio will automatically become investments in the Surviving Portfolio, as follows:

- Class F of the Wells Fargo Advantage Special Small Cap Value Fund will automatically be added to your contract and all existing account balances invested in the Evergreen Special Values Fund (Class A) will automatically become investments in the Wells Fargo Advantage Special Small Cap Value Fund (Class F).

As a result, effective the date of this reorganization, all references to the Disappearing Portfolio in the Contract Prospectus and Contract Prospectus Summary are hereby deleted. Please refer to the Disappearing Portfolio's prospectus, including any supplements for information regarding the exact reorganization date.

Effective after the close of business on August 20, 2010, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Baron Asset Portfolio	ING MidCap Opportunities Portfolio
ING Opportunistic LargeCap Portfolio	ING Growth and Income Portfolio
ING Wells Fargo Small Cap Disciplined Portfolio	ING Small Company Portfolio

Accordingly, effective after the close of business on August 20, 2010 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- Class S of the ING MidCap Opportunities Portfolio will automatically be added to your contract and all existing account balances invested in the ING Baron Asset Portfolio (S Class) will automatically become investments in the ING MidCap Opportunities Portfolio (Class S).
- Class I of the ING Growth and Income Portfolio will automatically be added only for those plans who were offering ING Opportunistic LargeCap Portfolio (Class I) as of the August 20, 2010 merger date. (**The ING Growth and Income Portfolio (Class I) will only be available for investment for plans offering the ING Opportunistic LargeCap Portfolio as of August 20, 2010.**) All existing account balances invested in the ING Opportunistic LargeCap Portfolio (Class I) will automatically become investments in the ING Growth and Income Portfolio (Class I). Class S of the ING Growth and Income Portfolio will remain available to all investments.
- All existing account balances invested in the ING Wells Fargo Small Cap Disciplined Portfolio (Class S) will automatically become investments in the ING Small Company Portfolio (Class I).

As a result of the reorganizations, effective after the close of business on August 20, 2010 all references to the Disappearing Portfolios in the Contract Prospectus and Contract Prospectus Summary are hereby deleted.

2. Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganization will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

3. Effective mid-July 2010 or after the close of business on August 20, 2010, as applicable, the following information regarding the new funds made available in July and August as noted above is added to Appendix IV – Fund Descriptions:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Variable Products Trust – ING MidCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
Wells Fargo Funds Trust – Wells Fargo Advantage Small Cap Value Fund	Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.

4. Effective mid-July 2010 or after the close of business on August 20, 2010, as applicable, the following information is added to the Subaccount Administrative Adjustment Charge chart on page 21 of the Contract Prospectus and page 9 of the Contract Prospectus Summary:

Fund or Fund Family	*Charge*	*Fund or Fund Family*	*Charge*
ING Growth and Income Portfolio (Class I)	0.35%	Wells Fargo Advantage Special Small Cap Value Fund (Class F)	0.05%

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

ING Life Insurance and Annuity Company
Variable Annuity Account C
ING MAP PLUS NP^{SM}
CONTRACT PROSPECTUS – APRIL 30, 2010

The Contract. The contract described in this prospectus is a group deferred variable and fixed annuity contract issued by ING Life Insurance and Annuity Company (the Company). It is intended to be used as a funding vehicle for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code). The contract is not available for sale in the state of New York.

> ***Why Reading This Prospectus is Important.*** Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Generally, your plan sponsor will have selected a subset of the variable investment options to be available for investment under your retirement plan.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Options.

▷   Fixed Plus Account II   ▷   Guaranteed Accumulation Account (subject to availability)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 10 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Getting Additional Information. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus. You may obtain the April 30, 2010 Statement of Additional Information (SAI) without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. The SAI table of contents is listed on page 45 of this prospectus. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-109860. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-158492. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

CONTRACT PROSPECTUS - APRIL 30, 2010 (CONTINUED)

*The Funds**

Alger Capital Appreciation Fund (Class A) [1]
Alger Green Fund (Class A) [1]
AllianceBernstein Growth and Income Fund, Inc. (Class A) [1]
Allianz NFJ Dividend Value Fund (Class A) [1]
Allianz NFJ Small-Cap Value Fund (Class A) [1]*
Amana Growth Fund [1]
Amana Income Fund [1]
American Balanced Fund® (Class R-3) [1]
American Century Inflation-Adjusted Bond Fund (Investor Class) [1]
Ariel Appreciation Fund[1]
Ariel Fund [1]
Artisan International Fund (Investor Shares) [1]
BlackRock Equity Dividend Fund (Investor A Shares) [1]
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares) [1]
Capital World Growth and Income Fund℠ (Class R-3) [1]
Columbia℠ Acorn® Fund (Class A) [1]
Columbia Mid Cap Value Fund (Class A) [1]
CRM Mid Cap Value Fund (Investor Shares) [1]
Dodge & Cox International Stock Fund [1]
Dodge & Cox Stock Fund [1]
Eaton Vance Large-Cap Value Fund (Class R) [1] [2]
EuroPacific Growth Fund® (Class R-3) [1]
Evergreen Special Values Fund (Class A) * [1]
Fidelity® Advisor New Insights Fund (Institutional Class) [1]
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
Franklin Small-Mid Cap Growth Fund (Class A) [1]
Fundamental Investors℠ (Class R-3) [1]
ING American Century Small-Mid Cap Value Portfolio (S Class)
ING Balanced Portfolio (Class I)
ING Baron Asset Portfolio (S Class)
ING Baron Small Cap Growth Portfolio (S Class)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING BlackRock Science and Technology Opportunities Portfolio (Class I)
ING Clarion Real Estate Portfolio (Class S)
ING Columbia Small Cap Value Portfolio (S Class)
ING Core Equity Research Fund (Class A) [1][3]
ING Davis New York Venture Portfolio (S Class)
ING FMR℠ Diversified Mid Cap Portfolio (Class S) [4]
ING Global Real Estate Fund (Class A) [1]
ING Global Resources Portfolio (Class S)
ING GNMA Income Fund (Class A) [1]
ING Growth and Income Portfolio (Class S) *
ING Growth Opportunities Fund (Class A) [1]
ING Index Plus LargeCap Portfolio (Class I)
ING Index Plus MidCap Portfolio (Class I)
ING Index Plus SmallCap Portfolio (Class I)
ING Index Solution Income Portfolio (Service 2 Class) [5]
ING Index Solution 2015 Portfolio (Service 2 Class) [5]
ING Index Solution 2025 Portfolio (Service 2 Class) [5]
ING Index Solution 2035 Portfolio (Service 2 Class) [5]
ING Index Solution 2045 Portfolio (Service 2 Class) [5]
ING Index Solution 2055 Portfolio (Service 2 Class) [5][6]
ING Intermediate Bond Fund (Class A) [1]
ING Intermediate Bond Portfolio (Class I)
ING International Capital Appreciation Fund (Class I) [1]
ING International Index Portfolio (Class I)
ING International SmallCap Multi-Manager Fund (Class A) [1]
ING International Value Portfolio (Class I)
ING Janus Contrarian Portfolio (Class S)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (S Class)
ING JPMorgan Small Cap Core Equity Portfolio (Service Class)
ING Legg Mason ClearBridge Aggressive Growth Portfolio (S Class) [3]
ING Lord Abbett Growth and Income Portfolio (Class S) *[3]
ING MFS Total Return Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING Marsico International Opportunities Portfolio (Class S)
ING Money Market Portfolio (Class I)
ING Oppenheimer Global Portfolio (I Class)
ING Oppenheimer Global Strategic Income Portfolio (S Class) [3]
ING Opportunistic LargeCap Portfolio (Class I)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Portfolio (S Class)
ING Pioneer Equity Income Portfolio (Class S) *
ING Pioneer Fund Portfolio (Class S) *
ING Pioneer High Yield Portfolio (S Class)
ING Pioneer Mid Cap Value Portfolio (Class S) *
ING Real Estate Fund (Class A) [1]
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell™ Large Cap Index Portfolio (Class I)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Index Portfolio (Class I)
ING Russell™ Small Cap Index Portfolio (Class I)
ING Small Company Portfolio (Class I)
ING SmallCap Opportunities Portfolio (Class I)
ING Solution Income Portfolio (Service 2 Class) [5]
ING Solution 2015 Portfolio (Service 2 Class) [5]
ING Solution 2025 Portfolio (Service 2 Class) [5]
ING Solution 2035 Portfolio (Service2 Class) [5]
ING Solution 2045 Portfolio (Service 2 Class) [5]
ING Solution 2055 Portfolio (Service 2 Class) [5][6]
ING Strategic Allocation Conservative Portfolio (Class I) [5]
ING Strategic Allocation Growth Portfolio (Class I) [5]
ING Strategic Allocation Moderate Portfolio (Class I) [5]
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class) *
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (S Class)
ING Templeton Foreign Equity Portfolio (S Class)
ING Templeton Global Growth Portfolio (Class S) *
ING U.S. Bond Index Portfolio (Class I)
ING Value Choice Fund (Class A) [1]
ING Van Kampen Comstock Portfolio (S Class)
ING Van Kampen Growth and Income Portfolio (Service Class)
ING Wells Fargo Health Care Portfolio (Class S) [3]
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
Invesco Endeavor Fund (Class A) [1][3]
Invesco Global Health Care Fund (Investor Class) [1][3]
Invesco Mid Cap Core Equity Fund (Class A) [1][3]
Lazard Emerging Markets Equity Portfolio (Open Shares) [1]
Lazard U.S. Mid Cap Equity Portfolio (Open Shares) [1]
Lord Abbett Core Fixed Income Fund (Class A) [1][6]
Lord Abbett Developing Growth Fund, Inc. (Class A) [1]
Lord Abbett Fundamental Equity Fund (Class A) [1]
Lord Abbett Mid-Cap Value Fund (Class A) [1]*
Lord Abbett Small-Cap Value Fund (Class A) [1]*
Mainstay Large Cap Growth Fund (Class R3) [1]
Massachusetts Investors Growth Stock Fund (Class A) [1]
Mutual Global Discovery Fund (Class R) [1]
Neuberger Berman Genesis Fund® (Trust Class) [1]
Neuberger Berman Socially Responsive Fund® (Trust Class) [1]
New Perspective Fund® (Class R-3) [1]
Oppenheimer Capital Appreciation Fund (Class A) [1]
Oppenheimer Developing Markets Fund (Class A) [1]
Oppenheimer Gold & Special Minerals Fund (Class A) [1]
Oppenheimer International Bond Fund (Class A) [1]
Pax World Balanced Fund (Individual Investor Class) [1]
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Emerging Markets VCT Portfolio (Class I)
Pioneer High Yield Fund (Class A) [1]
Pioneer Strategic Income Fund (Class A) [1]
RiverSource Diversified Equity Income Fund (Class R3) [1]
RiverSource High Yield Bond Fund (Class R3) [1]
Royce Total Return Fund (Class K) [1]
T. Rowe Price Mid-Cap Value Fund(R Class) *[1]
Templeton Foreign Fund (Class A) [1]
The Growth Fund of America® (Class R-3) [1]
The Income Fund of America® (Class R-3) [1]
Thornburg International Value Fund (Class R4) [1]
Van Kampen Small Cap Value Fund (Class A) [1][7]
Vanguard® Diversified Value Portfolio [8]
Vanguard® Equity Income Portfolio [8]
Vanguard® Small Company Growth Portfolio [8]
Victory Small Company Opportunity Fund (Class R) [1]
Wanger International
Wanger Select
Wanger USA
Washington Mutual Investors Fund℠ (Class R-3) [1]

* Please see "Appendix IV – Fund Descriptions" for further information regarding the availability of certain funds.
1 This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds."
2 This fund is structured as a "Master-Feeder" fund that invests directly in shares of an underlying portfolio. See "Fees – Fund Fees and Expenses" for additional information.
3 This fund has changed its name to the name listed above. See Appendix IV - Fund Descriptions for a complete list of former and current fund names.
4 FMR℠ is a service mark of Fidelity Management & Research Company.
5 These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.
6 This fund is scheduled to be available on May 10, 2010.
7 Effective May 28, 2010, Van Kampen Small Cap Value Fund is scheduled to change its name to Invesco Van Kampen Small Cap Value Fund.
8 Vanguard is a trademark of The Vanguard Group, Inc.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 457(b), 403(b), or Roth 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) or Roth 403(b) plans or in some plans under 401(a)/401(k) (including Roth 401(k)) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends on the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding, taxation, early withdrawal charges, redemption fees, and maintenance fees. See "Withdrawals," "Tax Considerations," and "The Income Phase."

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. See "Fee Table" and "Fees."

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Tax Considerations."

Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Options, or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)


Payments to Your Account
Step 1 ||
ING Life Insurance and Annuity Company
(a) ||
Step 2
(b) ||
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase (receiving income phase payments from your account)

The contract offers several payment options. See "The Income Phase." In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:

- Maximum Contract Holder Transaction Expenses
- Maximum Annual Maintenance Fee
- Separate Account Annual Expenses
- Total Annual Fund Operating Expenses
- Hypothetical Examples
- Fees Deducted by the Funds

See "Fees" for:

- How, When and Why Fees are Deducted
- Reduction, Waiver and/or Elimination of Certain Fees
- Redemption Fees
- Premium and Other Taxes

See "The Income Phase" for:

- Fees During the Income Phase

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.* Fees during the income phase may differ from those shown below. See "The Income Phase" for further information.

Maximum Contract Holder Transaction Expenses

Maximum Early Withdrawal Charge[1] *(as a percentage of amount withdrawn)*	5.0%
Loan Interest Rate Spread (per annum) for Contract Loans[2]	3.0%

[1] This is a deferred sales charge. The charge reduces over time. We waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), or 457(b) product provider for the employer; and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior IRS guidance. See the "Fees" and "Withdrawals" sections.

[2] This is the difference between the rate applied and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. See "Loans." For loans from Tax Code section 401(a), 401(k), or 457(b) plans, where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee	$30.00

Separate Account Annual Expenses

(as a percentage of average account value)

Maximum Daily Asset Charge[3]	1.75%
Maximum Subaccount Administrative Adjustment Charge[4]	0.80% (on certain funds)
Maximum Transferred Asset Benefit Charge[5]	0.50%
Maximum Total Separate Account Annual Charges	3.05%

[3] This is the maximum charge to cover mortality, expense, and administrative risks during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. See "Fees - Daily Asset Charge." During the income phase the charge is 1.25% on an annual basis. See "The Income Phase - Charges Deducted."

[4] The subaccount administrative adjustment charge applies to a select group of investment options, identified in the Fees section. The charge is only assessed on assets invested in these investment options, and varies based upon the investment option. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%. The maximum subaccount administrative adjustment charge we currently apply is 0.60%. See "Fees - Subaccount Administrative Adjustment Charge."

[5] This charge covers the costs associated with providing the transferred asset benefit, for contract holders who elect this option. This charge will apply for a maximum of 7 years from the date the contract is issued, depending upon the amount of the transferred asset benefit, and will apply to all participants under the contract, regardless of whether they receive the benefit of the transferred asset benefit.

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Fees - Premium and Other Taxes."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.35%	1.91%

Hypothetical Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include maximum contract holder transaction expenses, the maximum separate account annual expenses, the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.363%), and the fund fees and expenses.

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$956	$1,874	$2,698	$4,486	$453	$1,367	$2,289	$4,486

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$866	$1,614	$2,276	$3,669	$359	$1,092	$1,847	$3,669

* This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable

Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING Groep N.V. has agreed to separate its banking and insurance businesses by 2013. ING Groep N.V. intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING Groep N.V. has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Regulatory Developments - the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "Tax Considerations," for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in the subaccounts will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendix I and II and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some investment options may not be available through certain contracts and plans or in some states. In general, your plan sponsor will have selected a subset of funds to be available for investment under your retirement plan. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401 and 457(b) plans only), you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount, the Fixed Plus Account II and each classification of the Guaranteed Accumulation Account selected counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

Additional Risks of Investing in the Funds

Insurance-Dedicated Funds (Mixed and Shared Funding). Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed--bought for annuities and life insurance
▷ Shared--bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

Alger Capital Appreciation Fund	Franklin Small-Mid Cap Growth Fund	Neuberger Berman Socially
Alger Green Fund	Fundamental Investors[SM]	Responsive Fund[®]
AllianceBernstein Growth and Income	ING Core Equity Research Fund	New Perspective Fund[®]
Fund, Inc.	ING Global Real Estate Fund	Oppenheimer Capital Appreciation
Allianz NFJ Dividend Value Fund	ING GNMA Income Fund	Fund
Allianz NFJ Small-Cap Value Fund	ING Growth Opportunities Fund	Oppenheimer Developing Markets
Amana Growth Fund	ING Intermediate Bond Fund	Fund
Amana Income Fund	ING International Capital Appreciation	Oppenheimer Gold & Special
American Balanced Fund[®]	Fund	Minerals Fund
American Century Inflation-Adjusted	ING International SmallCap Multi-Manager	Oppenheimer International Bond
Bond Fund	Fund	Fund
Ariel Appreciation Fund	ING Real Estate Fund	Pax World Balanced Fund
Ariel Fund	Invesco Endeavor Fund	Pioneer High Yield Fund
Artisan International Fund	Invesco Global Health Care Fund	Pioneer Strategic Income Fund
BlackRock Equity Dividend Fund	Invesco Mid Cap Core Equity Fund	RiverSource Diversified Equity
BlackRock Mid Cap Value	Lazard Emerging Markets Equity Portfolio	Income Fund
Opportunities Fund	Lazard U.S. Mid Cap Equity Portfolio	RiverSource High Yield Bond Fund
Capital World Growth and Income	Lord Abbett Core Fixed Income Fund	Royce Total Return Fund
Fund[SM] (Class R-3)	Lord Abbett Developing Growth Fund, Inc.	T. Rowe Price Mid-Cap Value Fund
Columbia[SM] Acorn[®] Fund	Lord Abbett Fundamental Equity Fund	Templeton Foreign Fund
Columbia Mid Cap Value Fund	Lord Abbett Mid-Cap Value Fund	The Growth Fund of America[®]
CRM Mid Cap Value Fund	Lord Abbett Small-Cap Value Fund	The Income Fund of America[®]
Dodge & Cox International Stock	Mainstay Large Cap Growth Fund	Thornburg International Value Fund
Fund	Massachusetts Investors Growth Stock	Van Kampen Small Cap Value Fund
Dodge & Cox Stock Fund	Fund	Victory Small Company Opportunity
Eaton Vance Large-Cap Value Fund	Mutual Global Discovery Fund	Fund
EuroPacific Growth Fund[®] (Class R-3)	Neuberger Berman Genesis Fund[®]	Washington Mutual Investors Fund[SM]
Evergreen Special Values Fund		
Fidelity[®] Advisor New Insights Fund		

See "Tax Considerations – Section 403(b) and Roth 403(b) Tax-Deferred Annuities" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. See "The Income Phase" for additional information about transfers during the income phase. Transfers from the Fixed Plus Account II are restricted as outlined in Appendix I and the contract. Transfers may be requested in writing, by telephone or, where available, electronically, subject to restrictions that may be imposed by the Company. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "Contract Overview - Questions: Contacting the Company," or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

The Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. However, you must have an account value of at least $5,000 before you can participate in the dollar cost averaging program. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Dollar cost averaging is not available if you elect to participate in the account rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

The Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, One Orange Way, Windsor, CT 06095-4774, phone: 1-800-262-3862, fax: 1-800-643-8143.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the account rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable and fixed annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 457(b), and 403(b), including Roth 401(k) and Roth 403(b). The contracts may not be available in all states. Contributions to Roth 403(b) or Roth 401(k) accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), exchange, or rollover payments paid to us on your behalf, as permitted by the Tax Code.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(b), Roth 401(k), Roth 403(b), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

▷ Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
▷ Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump sum payments or installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions among the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Transferred Asset Benefit Option. The Company may provide a transferred asset benefit (TAB) option to the contract holder in connection with the purchase of the contract in order to help defray charges that may apply when assets are transferred from another financial provider. If this option is selected, the Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company. The TAB will be allocated pursuant to directions received from the contract holder, after the expiration of the applicable state free-look period.

In the event that the contract holder elects the TAB option, there will be an additional transferred asset benefit charge not to exceed 0.50%, and a reduction in the Fixed Plus Account II interest credited rate not to exceed 0.50%, which will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. The transferred asset benefit charge and decrease in the interest credited rate will apply for a period not to exceed 7 contract years, and will not, over the period of time that the TAB charge and decreased interest rate is in effect, exceed the TAB percentage applied to the contract (i.e. if a 4.0% TAB is credited to the contract, the aggregate transferred asset benefit charge and reduction to the Fixed Plus Account II credited interest rate will not exceed 4.0%). In addition, an early withdrawal charge schedule will generally apply when the TAB option is elected by the contract holder. See "Fee Table" and "Fees."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Tax Considerations."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

(1) **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
(2) **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
(3) **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
(4) **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

▷ **Under Governmental 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.

▷ **Under Tax-Exempt 457(b) Plans.** In order to avoid being subject to the Employee Retirement Income Security Act of 1974 (ERISA), 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

▷ **Under 403(b), Roth 403(b), 401(a), 401(k) or Roth 401(k) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "Tax Considerations - Section 403(b) and Roth 403(b) Tax-Deferred Annuities."

For additional information about the respective rights of the contract holder and participants under 403(b), Roth 403(b), 401(a), 401(k), and Roth 401(k) plans, see Appendix III.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "Contract Overview - Questions: Contacting the Company." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any daily asset charges, subaccount administrative adjustment charges or transferred asset benefit charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

Types of Fees

You may incur the following types of fees or charges under the contract:

I. Maximum Transaction Fees
- Early Withdrawal Charge
- Annual Maintenance Fee
- Redemption Fees

II. Fees Deducted from the Subaccounts
- Daily Asset Charge
- Subaccount Administrative Adjustment Charge
- Transferred Asset Benefit Charge

III. Fund Fees and Expenses

IV. Premium and Other Taxes

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the daily asset charges and subaccount administrative adjustment charge (if any), to make up the difference. An early withdrawal charge will also apply if the contract holder has elected to purchase the transferred asset benefit option.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. If the charge is in effect, the amount withdrawn will be the amount requested reduced by any applicable early withdrawal charge. The percentage is determined by the early withdrawal charge schedule that applies to your contract. The maximum withdrawal charge is 5% and the duration of the withdrawal charge schedule can vary from zero to 7 years. The charge will never be more than the maximum permitted by the rules of FINRA.

The schedule below reflects the maximum early withdrawal charge schedule that may apply to a contract. The actual early withdrawal charge schedule that applies to a particular contract will vary based upon underwriting guidelines, which will be applied in a manner that is not unfairly discriminatory against any contract holder. The factors considered in determining the exact early withdrawal schedule include:

- The number of participants in the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- The broker or our agent's involvement in sales activities;
- The amount and type of compensation paid to those selling the contract;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals;
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor; and
- Whether the plan sponsor has elected to offer the transferred asset benefit option.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Maximum Early Withdrawal Charge Schedule


Withdrawals from Variable Investment Options

Contract Years Completed	Maximum Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more	0%

Waiver of Early Withdrawal Charge. The early withdrawal charge only applies to (a) distributions for "in service transfers" where such transfers are made to another 403(b), 401(a), Roth 403(b), 401(k), Roth 401(k), or 457(b) product provider for the employer including but not limited to transfers by the contract holder of all participant accounts to a new product provider, as well as participant initiated transfers pursuant to Revenue Ruling 90-24; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the early withdrawal charge is waived for any distribution allowed under the Tax Code.

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on the account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is generally deducted on a pro rata basis from the account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest option in each account. We may also deduct all or a partial of the maintenance fee applicable to a contract from a Roth 401(k) and/or Roth 403(b) account.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining the accounts.

Reduction. The actual charge that applies to the contract issued to your contract holder may be lower than the maximum amount noted above. For contracts with less than $5 million in assets, the maintenance fee will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation paid to those selling the contract. Due to factors on which the fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change, but it will never exceed the maximum of $30.

For contracts with assets equal to or greater than $5 million, the maintenance fee will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷ The amount and type of compensation paid to those selling the contract;
▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷ The projected frequency of distributions; and
▷ The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of the annual maintenance fee on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transaction you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

II. Fees Deducted from the Subaccounts

Daily Asset Charge

Maximum Amount. The maximum charge during the accumulation phase is 1.75% annually of your account value invested in the subaccounts. The actual charge that applies to your contract will depend on the level of assets with the Company, average participant balance, and the compensation paid to those distributing the contract. During the income phase, the charge is 1.25% annually of your account value invested in the subaccounts during the income phase.

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account II.

Purpose. This fee compensates us for the risks we assume under the contracts and the expenses we expect to incur in administering the contract. It consists of the following components:

▷ The mortality risk component is the risk associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.
▷ The expense risk component is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.
▷ The administrative charge component is designed to help defray our administrative expenses that can not be covered by the mortality risk component and/or the expense risk component.

If the amount we deduct for this fee is not enough to cover our risks and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. The actual charge that applies to a contract may be lower than the maximum amounts noted above. For contracts with less than $5 million in assets, the daily asset charge will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation being paid to those who sell the contract. Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change but it will never exceed the maximum.

For contracts with assets equal to or greater than $5 million, the daily asset charge will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
▷ The frequency, consistency and method of submitting payments and loan repayments;
▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷ The amount and type of compensation paid to those selling the contract;
▷ Whether a guaranteed death benefit has been selected by the contract holder;
▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷ The projected frequency of distributions; and
▷ The type and level of other factors that affect the overall administrative expense.

Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will determine any reduction of the daily asset charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Subaccount Administrative Adjustment Charge

Maximum Amount. 0.80%. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%.

When/How. This fee is only deducted daily from the subaccounts for a select group of investment options. The charge will vary by investment option, but will never exceed the maximum amount. The investment options where this fee applies and the current charges are noted below:

Fund or Fund Family	*Charge*	*Fund or Fund Family*	*Charge*
Alger Fund Family (Class A)	0.10%	ING Oppenheimer Global Portfolio (S Class)	0.20%
AllianceBernstein Growth and Income Fund, Inc. (Class A)	0.20%	ING Opportunistic LargeCap Portfolio (Class I)	0.15%
Allianz NFJ Fund Family (Class A)	0.20%	ING Pioneer Equity Income Portfolio (Class I)	0.35%
Amana Fund Family	0.25%	ING Pioneer Fund Portfolio (Class I)	0.35%
American Century Inflation-Adjusted Bond Fund (Investor Class)	0.35%	ING Pioneer Mid Cap Value Portfolio (Class I)	0.35%
Ariel Fund Family	0.35%	ING Russell^{TM} Large Cap Index Portfolio (Class I)	0.25%
Artisan International Fund (Investor Shares)	0.25%	ING Russell^{TM} Mid Cap Index Portfolio (Class I)	0.25%
BlackRock Equity Dividend Fund (Investor A Shares)	0.10%	ING Russell^{TM} Small Cap Index Portfolio (Class I)	0.25%
BlackRock Mid Cap Value Opportunities Fund (Class A)	0.10%	ING SmallCap Opportunities Portfolio (Class I)	0.20%
Columbia Fund Family (Class A)	0.20%	ING Strategic Allocation Fund Family (Class I)	0.15%
CRM Mid Cap Value Fund (Investor Shares)	0.20%	ING Templeton Global Growth Portfolio (Class I)	0.20%
Dodge & Cox Fund Family	0.50%	ING U.S. Bond Index Portfolio (Class I)	0.25%
Evergreen Special Values Fund (Class A)	0.25%	ING Van Kampen Growth and Income Portfolio (Service Class)	0.10%
Fidelity® Advisor New Insights Fund (Institutional Class)	0.40%	Invesco Fund Family (Class A)	0.15%
Fidelity® VIP Fund Family (Initial Class)	0.40%	Invesco Global Health Care Fund (Investor Class)	0.15%
Franklin® Fund Family (Class A and Class 2)	0.20%	Lazard Portfolio Family (Open Shares)	0.20%
ING Balanced Portfolio (Class I)	0.25%	Lord Abbett Fund Family (Class A)	0.20%
ING BlackRock Science and Technology Opportunities Portfolio (Class I)	0.15%	Massachusetts Investors Growth Stock Fund (Class A)	0.25%
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)	0.05%	Neuberger Berman Fund Family (Trust Class)	0.35%
ING Growth and Income Portfolio (Class S)	0.10%	Oppenheimer Fund Family (Class A)	0.20%
ING Index Plus LargeCap Portfolio (Class I)	0.40%	Pax World Balanced Fund	0.20%
ING Index Plus MidCap Portfolio (Class I)	0.40%	PIMCO VIT Real Return Portfolio (Administrative Class)	0.25%
ING Index Plus Small Cap Portfolio (Class I)	0.40%	Pioneer Fund Family (Class A)	0.20%
ING Intermediate Bond Portfolio (Class I)	0.35%	Pioneer VCT Fund Family (Class I)	0.35%
ING International Capital Appreciation Fund (Class I)	0.25%	Royce Total Return Fund (Class K)	0.10%
ING International Index Portfolio (Class I)	0.25%	Templeton Fund Family (Class A)	0.20%
ING Investors Trust Fund Family (Class S)	0.10%	Thornburg International Value Fund (Class R4)	0.10%
ING JPMorgan Small Cap Core Equity Portfolio (Service Class)	0.10%	Van Kampen Small Cap Value Fund (Class A)	0.20%
ING Lord Abbett Growth and Income Portfolio (Class I)	0.20%	Vanguard® Variable Insurance Fund Family	0.60%
ING Money Market Portfolio (Class I)	0.50%	Wanger Fund Family	0.20%
ING Oppenheimer Global Portfolio (I Class)	0.25%		

Purpose. This fee is used to help defray additional expense risk due to the decreased level of revenue that the Company receives in connection with the investment options. Due to possible changes in revenue received from each investment option, it is possible that a fee may increase or decrease over time, but it will never exceed the maximum. We will notify you in advance of any such increase. The risk is that actual expenses we incur under the contracts in connection with amounts invested in the funds will exceed the maximum amounts that we can charge.

Transferred Asset Benefit Charge

Maximum Amount. 0.50%

When/How. This fee is only charged when a contract holder elects the transferred asset benefit (TAB) option. If charged, this fee is deducted daily from the subaccounts during the accumulation phase. It is not deducted from the Fixed Plus Account II. The fee will apply for a period of time not to exceed 7 contract years, and will apply to all participants during this time period, even if they do not receive the benefit of the TAB.

Purpose. The fee helps defray costs that the Company incurs in offering the TAB option. This option is designed to offset charges that may apply when assets are transferred from another financial provider who has imposed a cancellation penalty on the transfer. The Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company and will apply a transferred asset benefit charge for a period not to exceed 7 contract years. The number of contract years during which the fee will be assessed will depend on the dollar amount applied.

Reduction. This fee may be reduced if the dollar amount the Company applies is less than 0.50% of total plan assets transferred to the Company.

III. Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fee Table - Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The Company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds

The types of revenue received by the Company from affiliated funds may include:

- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The Company receives additional amounts related to affiliated funds in the form of intercompany payments from the fund's investment adviser or the investment adviser's parent. These intercompany payments provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The types of revenue received by the Company or its affiliates from unaffiliated funds include:

• For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets;

• Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract that made cash payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2009, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1.	Fidelity Investments®	14. Allianz Funds
2.	American Funds℠	15. RiverSource Investments, LLC
3.	Franklin® Templeton® Investments	16. Neuberger Berman Management, Inc.
4.	PIMCO Funds	17. T. Rowe Price Funds
5.	OppenheimerFunds, Inc.	18. Ariel Mutual Funds
6.	Columbia Wanger Asset Management	19. Artisan Funds
7.	Evergreen Investments℠	20. Lazard Funds, Inc.
8.	Lord Abbett Funds	21. Alger Funds
9.	Pax World Funds	22. AllianceBernstein Investments
10.	Invesco AIM Investments	23. BlackRock, Inc.
11.	Pioneer Investments	24. Van Kampen Funds
12.	American Century Investments	25. CRM Funds
13.	Amana Funds	26. Eaton Vance Distributors, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2009, the affiliated funds would be first on the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "Contract Distribution."**

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunities to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" or "Master-Feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. Some of these funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

IV. Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Tax Considerations."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

- ▷ Account dollars directed to the fixed interest options, including interest earnings to date; less
- ▷ Any deductions from the fixed interest options (e.g. withdrawals); plus
- ▷ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the daily asset charge, the subaccount administrative adjustment charge (if any), and the transferred asset benefit charge (if applicable). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- ▹ The net assets of the fund held by the subaccount as of the current valuation; minus
- ▹ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- ▹ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
- ▹ Divided by the total value of the subaccount's units at the preceding valuation;
- ▹ Minus a daily deduction for the daily asset charge, the transferred asset benefit charge (if applicable) and subaccount administrative adjustment charges (if any), and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).



$5,000 contribution
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Fund A
Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. See "Tax Considerations." To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account II and other restrictions (see "Withdrawals - Withdrawal Restrictions" on the following page), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

- ▹ Select the withdrawal amount.
  - Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts and the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, maintenance fee, or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II.
  - Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts or the Guaranteed Accumulation Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account II may be limited.

    For a description of limitations on withdrawals from the Fixed Plus Account II, see Appendix I.

- ▹ Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
- ▹ Properly complete a disbursement form and submit it to the address listed in "Contract Overview - Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

1. As of the next valuation date after we receive a request for withdrawal in good order at the address listed in "Contract Overview - Questions: Contacting the Company"; or

2. On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege. The contract allows for a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Special rules apply to reinvestment of amounts withdrawn from the Guaranteed Accumulation Account. See Appendix II. Seek competent advice regarding the tax consequences associated with reinvestment.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:

▷   Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following: (1) Salary reduction contributions made after December 31, 1988 and; (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.

▷   Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "Tax Considerations - Taxation of Qualified Contracts – Distributions – 403(b) Plans."

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account II. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. Currently loans are only available from 403(b) plans utilizing contracts described in this prospectus. Loans are not available from Roth 403(b) contracts or accounts. For Tax Code section 401(a), 401(k) or 457(b) plans where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "Contract Overview - Questions: Contacting the Company." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loaned amounts. The difference between the rate applied and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

▷ **SWO--Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

▷ **ECO--Estate Conservation Option.** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distribution. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address listed in "Contract Overview - Questions: Contacting the Company."

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers), you may revoke it at any time through a written request to the address listed in "Contract Overview - Questions: Contacting the Company." Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Tax Considerations."

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

▷ Under contracts issued in connection with most types of plans except voluntary 403(b) plans (including Roth 403(b) plans), the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

▷ Under contracts issued in connection with voluntary 403(b) plans (including Roth 403(b) plans), you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview - Questions: Contacting the Company" we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

▷ Lump-sum payment;
▷ Payment under an available income phase payment option (see "Income Phase - Payment Options"); and
▷ Payment under an available systematic distribution option (subject to limitations).

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Death Benefit Calculation. The death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix II and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order.

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

(a) Your account value on the day that notice of death and request for payment are received in good order at the address listed in "Contract Overview - Questions: Contacting the Company," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or

(b) The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract or certificate for treatment of amounts held in the Guaranteed Accumulation Account.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Tax Considerations" for additional information.

THE INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

▷ Start date;
▷ Income phase payment option (see the income phase payment options table in this section);
▷ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
▷ Choice of fixed or variable income phase payments;
▷ Selection of an assumed net investment rate (only if variable income phase payments are elected); and
▷ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview - Questions: Contacting the Company."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables on the following page), a daily asset charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality, expense and administrative risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "Contract Overview - Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Tax Considerations."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income-- Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** (a) When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income-- Two Lives-- Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-- Two Lives-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-- Guaranteed Payments*	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees - Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview - Questions: Contacting the Company."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the FINRA and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

Directed Services LLC	ING Funds Distributor, LLC
ING America Equities, Inc.	ING Investment Advisors, LLC
ING Financial Advisers, LLC	ING Investment Management Services LLC
ING Financial Markets LLC	ShareBuilder Securities Corporation
ING Financial Partners, Inc.	Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Registered representatives install and service contracts, provide product explanations, and periodically review participants' retirement needs as well as the investment options available under the contract. To permit these sales representatives to balance the needs of their clients with their own business operations, the Company provides them with a range of commission options to choose from.

Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account or first contract year range from 0% to 3%. After the first year of the participant account, renewal commissions up to 2% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 3% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2% on transferred assets and an asset-based commission ranging up to 0.50%. Individual representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

The level of commission paid on a particular contract affects the level of charges under the contract, including the daily asset charge and the applicability of an early withdrawal charge schedule. Because your registered representative may select the level of compensation he or she receives in connection with the sale of the contract, he or she may have a financial incentive to recommend this contract over other contracts. You should discuss with your registered representative the level of compensation he or she will choose in connection with the sale of this contract and how that compensation may compare with compensation available under other products or contracts your registered representative feels may be suitable for you. For more information about the compensation options available to your registered representative and how they impact the daily asset charge under your contract, see the "Offering and Purchase of Contracts" section of the SAI.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

We may also enter into special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may also be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2009, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1)	SagePoint Financial, Inc.	14)	National Planning Corporation
2)	Symetra Investment Services, Inc.	15)	Morgan Keegan and Company, Inc.
3)	LPL Financial Corporation	16)	Multi-Financial Securities Corporation
4)	ING Financial Partners, Inc.	17)	Ameritas Investment Corp.
5)	Financial Network Investment Corporation	18)	Huckin Financial Group, Inc.
6)	Walnut Street Securities, Inc.®	19)	Securities America, Inc.
7)	Lincoln Financial Securities Corporation	20)	Wells Fargo Advisors, LLC
8)	NRP Financial, Inc.	21)	Northwestern Mutual Investment Services, LLC
9)	Valor Insurance Agency, Inc.	22)	McGinn Smith & Co., Inc.
10)	NFP Securities, Inc.	23)	Tower Square Securities, Inc.
11)	American Portfolios Financial Services, Inc.	24)	NIA Securities, L.L.C.
12)	Lincoln Investment Planning, Inc.	25)	Financial Telesis Inc.
13)	Cadaret, Grant & Co., Inc.		

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative, along with the ability of the registered representative to select from various compensation options, may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Administrators. Some retirement plans utilize the services of third party administrators (TPAs). In certain situations, the Company may make payments to select TPAs intended to partially reimburse the cost of providing certain services (*e.g.,* takeover related servicing, participant enrollment and education services) of value to the Company. The Company also hosts several TPA conferences each year, which provide a forum for an exchange of ideas in our product initiatives and how well those initiatives are meeting market needs. Attendees may be reimbursed for all or a portion of their attendance costs and may receive meals and entertainment at the conference. Your TPA may informally consult with you and/or your sales professional on the retirement plan provider that would work best with your plan. The payments the Company makes to TPAs may provide your TPA with a financial incentive to recommend working with our Company over other companies whose products may be suitable for you. You may wish to inquire about whether your TPA receives payments from us and take those payments into consideration as part of your purchase decision.

Third Party Compensation Arrangements

▷ The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.

▷ The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

▷ At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

TAX CONSIDERATIONS

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

I. *Introduction*

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;

▷ This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ No assurance can be given that the IRS would not assert, or that court would not sustain, a position contrary to any of those set forth below.

We do not intend this information to be tax advice. For advice about the effect of federal income tax laws affecting the contract, state tax laws or any other tax laws affecting the contract or any transactions involving the contract, consult a qualified tax adviser. No attempt is made to provide more than general information about the use of the contract with tax-qualified retirement arrangements.

Qualified Contracts

The contract described in this prospectus is available for purchase on a tax-qualified basis ("qualified contracts").

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Tax Code sections 401(a), 401(k), Roth 401(k), 457(b), 403(b), or Roth 403(b).

II. *Taxation of Qualified Contracts*

General

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified contracts are designed for use with Tax Code section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) plans. (We refer to all of these as "qualified plans.") The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase payments from a qualified contract, depends on the type of qualified contract or program and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv) in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) and Roth 403(b) Tax-Deferred Annuities. This contract is available as a Tax Code section 403(b) tax-deferred annuity. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

The contract may also be available as a Roth 403(b), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 403(b) contributions. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions.

In July 2007, the Treasury Department issued final regulations that were generally effective January 1, 2009. The final regulations include: (a) a written plan requirement; (b) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (c) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and/or its delegate and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (d) new distribution rules for 403(b)(1) annuities that impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "Investment Options" section of this prospectus under the heading "Additional Risks of Investing in the Funds - Public Funds." In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 is unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through one of these contracts.

Section 401(a), 401(k) and Roth 401(k) Plans. Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the contract to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek qualified legal advice.

The contract may also be available as a Roth 401(k), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Section 457(b) Plans. Section 457(b) of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult a qualified tax adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) Plans. Total annual contributions (including pre-tax and Roth 401(K) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $49,000 (as indexed for 2010). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $16,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) Plans. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $16,500 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $16,500 limit is subject to an annual adjustment for cost-of-living increases.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), or a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,500; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with a qualified tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

   401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to an IRA or Roth IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan;
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
j) The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

   401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon your retirement, death, attainment of age 59½, disability, severance from employment, financial hardship, or in some instances, termination of the plan. Such distributions remain subject to other applicable restrictions under the Tax Code.

   403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship, or under other exceptions as provided for by the Tax Code or regulations. (See "Withdrawals - Withdrawal Restrictions.") Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Roth 401(k) and Roth 403(b) Plans. You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 401(k) or Roth 403(b) account only if you have:

    a) Attained age 59½;
    b) Experienced a severance from employment;
    c) Become disabled as defined in the Tax Code;
    d) Died;
    e) Experienced financial hardship as defined by the Tax Code; or
    f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions).

A partial or full withdrawal of purchase payments made by salary reduction to a Roth 401(k) or Roth 403(b) account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 401(k) or Roth 403(b) account is one that meets the following requirements.

    1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

      a) the first taxable year you made a designated Roth 401(k) or Roth 403(b) contribution to any designated Roth 401(k) or Roth 403(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

      b) if a rollover contribution was made from a designated Roth 401(k) or Roth 403(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 401(k) or Roth 403(b) contribution to such previously established account; and

    2. The withdrawal occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

457(b) Plans. All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans)
To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

   ▷   Start date for distributions;
   ▷   The time period in which all amounts in your contract(s) must be distributed; and
   ▷   Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

▷ Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or

▷ Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or

▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Required Distributions Upon Death (Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans)
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed to the designated beneficiary by December 31, 2015. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or

▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or

▷ December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth **401(k), 403(b), Roth 403(b), and 457(b) Plans of Governmental Employers.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of **Non-Governmental Employers.** All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers.

Assignment and Other Transfers

Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷   A plan participant as a means to provide benefit payments;
▷   An alternate payee under a QDRO in accordance with Tax Code section 414(p); or
▷   The Company as collateral for a loan.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

III. *Possible Changes in Taxation*

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

IV. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷ Standardized average annual total returns; and
▷ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., annual maintenance fees, daily asset charges, subaccount administrative adjustment charges (if any), transferred asset benefit charge (if applicable), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) or 401 plans, you have a fully vested interest in the value of your employee account and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

▷ During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
▷ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account II, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least twelve months after the contract effective date or until at least twelve months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

We reserve the right to amend the contract to include any future changes required to maintain the contract as a designated Roth 401(k) and/or Roth 403(b) annuity contract (or Roth 401(k) and/or Roth 403(b) account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
(b) When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
(c) During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in "Contract Overview - Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Experts
Financial Statements of the Separate Account - Variable Annuity Account C
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling us at the number listed in "Contract Overview - Questions: Contacting the Company."

APPENDIX I
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by state or federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. In the event that the transferred asset benefit option has been selected, the credited interest rate will be reduced in an amount not to exceed 0.50%, for a period not to exceed 7 years. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "Contract Overview - Questions: Contacting the Company." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:

▷ One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
▷ One-fourth of the remaining Fixed Plus Account II value 12 months later;
▷ One-third of the remaining Fixed Plus Account II value 12 months later;
▷ One-half of the remaining Fixed Plus Account II value 12 months later; and
▷ The balance of the Fixed Plus Account II value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account II. A full withdrawal may be canceled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

(a)   Due to your death during the accumulation phase if the amount is paid within six months of your death; or
(b)   Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis; or
(c)   When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months.
(d)   Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:

   ▷   If applicable, the hardship is certified by the employer;
   ▷   The amount is paid directly to you; and
   ▷   The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period.

(e)   Due to your separation from service with the employer, provided that all the following apply:

   ▷   The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
   ▷   Separation from service is documented in a form acceptable to us;
   ▷   The amount withdrawn is paid directly to you; and
   ▷   The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "Contract Overview - Questions: Contacting the

Company." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract holder.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX II
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase. This appendix is only a summary of certain facts about the Guaranteed Accumulation Account. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "Contract Overview - Questions: Contacting the Company."

In General. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:

▷ The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
▷ The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:

    a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and

    b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

This rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposition to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract - once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

▷ Market Value Adjustment (MVA)-as described in this appendix and in the Guaranteed Accumulation Account prospectus;
▷ Tax Penalties and/or Tax withholding-See "Tax Considerations";
▷ Early Withdrawal Charge-See "Fees"; and/or
▷ Maintenance Fee-See "Fees".

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.
▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "Systematic Distribution Options," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

▷ short-term-three years or less; and
▷ long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:

▷ transfer dollars to a new guaranteed term;
▷ transfer dollars to other available investment options; or
▷ withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b) or 401(a)/(k) of the Code (Except Voluntary Section 403(b) Plans) (including Roth 403(b) and Roth 401(k) Plans)*

The employer has adopted a plan under Internal Revenue Code Sections 403(b) (including Roth 403(b)), 401(a)/(k) (including Roth 401(k)) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

▷ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), 401(a)/(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b), 401(a)/(k), the participant has ownership in the value of his/her Employer Account.

▷ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

▷ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

▷ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "Tax Considerations - Section 403(b) Tax-Deferred Annuities." See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX IV
FUND DESCRIPTIONS

*Certain funds offered under the contracts have limited availability as follows:

> ▷ Allianz NFJ Small-Cap Value Fund is only available to plans offering the fund prior to May 6, 2005.
> ▷ Evergreen Special Values Fund is only available to plans offering the fund prior to September 1, 2005.
> ▷ Class S of the ING Growth and Income Portfolio is available only to those contracts that were offering the ING Growth and Income Portfolio II (Class S) as of August 7, 2009.
> ▷ Class I of the ING Lord Abbett Growth and Income Portfolio is available only to those contracts that were offering the Lord Abbett Affiliated Fund (Class A) prior to July 27, 2007. Class S shares remain available for investment under the contract.
> ▷ Class I of the ING Pioneer Equity Income Portfolio is available only to those contracts that were offering the Pioneer Equity Income VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
> ▷ Class I of the ING Pioneer Fund Portfolio is available only to those contracts that were offering the Pioneer Fund VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
> ▷ Class I of the ING Pioneer Mid Cap Value Portfolio is available only to those contracts that were offering the Pioneer Mid Cap Value VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
> ▷ I Class shares of ING T. Rowe Price Diversified Mid Cap Growth Portfolio are available only to plans that were offering I Class prior to November 3, 2005. S Class shares remain available for investment under the contract.
> ▷ Class I of the ING Templeton Global Growth Portfolio is available only to those contracts that were offering the Templeton Growth Fund, Inc. (Class A) prior to July 27, 2007. Class S shares remain available for investment under the contract.
> ▷ Lord Abbett Mid-Cap Value Fund is only available to plans offering the fund prior to September 1, 2005.
> ▷ Lord Abbett Small-Cap Value Fund is only available to plans offering the fund prior to September 1, 2005.
> ▷ T. Rowe Price Mid-Cap Value Fund is only available to plans offering the fund prior to February 25, 2005.

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Core Equity Research Fund	ING Growth and Income Fund
ING Legg Mason ClearBridge Aggressive Growth Portfolio	ING Legg Mason Partners Aggressive Growth Portfolio
ING Lord Abbett Growth and Income Portfolio	ING Lord Abbett Affiliated Portfolio
ING Oppenheimer Global Strategic Income Portfolio	ING Oppenheimer Strategic Income Portfolio
ING Wells Fargo Health Care Portfolio	ING Evergreen Health Sciences Portfolio
Invesco Global Health Care Fund	AIM Global Health Care Fund
Invesco Mid Cap Core Equity Fund	AIM Mid Cap Core Equity Fund
Invesco Endeavor Fund	AIM Trimark Endeavor Fund

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
The Alger Funds – Alger Capital Appreciation Fund	Fred Alger Management, Inc.	Seeks long-term capital appreciation.
The Alger Funds II - Alger Green Fund	Fred Alger Management, Inc.	Seeks long-term capital appreciation.
AllianceBernstein Growth and Income Fund, Inc.	AllianceBernstein, L.P.	Seeks long-term growth of capital.
Allianz NFJ Dividend Value Fund	Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC ("NFJ")	Seeks long-term growth of capital and income.
Allianz NFJ Small-Cap Value Fund	Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC. ("NFJ")	Seeks long-term growth of capital and income.
Amana Mutual Funds Trust - Amana Growth Fund	Saturna Capital Corporation	Seeks long-term capital growth.
Amana Mutual Funds Trust - Amana Income Fund	Saturna Capital Corporation	Seeks current income and preservation of capital.
American Balanced Fund®	Capital Research and Management Company	Seeks to provide conservation of capital, current income and long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
American Century Government Income Trust - American Century Inflation-Adjusted Bond Fund	American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
Ariel Investment Trust – Ariel Appreciation Fund	Ariel Capital Management, LLC	Seeks long-term capital appreciation.
Ariel Investment Trust – Ariel Fund	Ariel Capital Management, LLC	Seeks long-term capital appreciation.
Artisan Funds, Inc. - Artisan International Fund	Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
BlackRock Equity Dividend Fund	BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term total return and current income.
BlackRock Mid Cap Value Opportunities Series, Inc. – BlackRock Mid Cap Value Opportunities Fund	BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks capital appreciation and, secondarily, income.
Capital World Growth and Income Fund^{SM}	Capital Research and Management Company	Seeks to provide long-term growth of capital with current income by investing in established, growing companies all over the world, including the U.S.
Columbia Acorn Trust – Columbia^{SM} Acorn® Fund	Columbia Management Advisors, LLC* *Effective on or about May 1, 2010, the Investment Adviser is scheduled to change to Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
Columbia Funds Series Trust – Columbia Mid Cap Value Fund	Columbia Management Advisors, LLC* *Effective on or about May 1, 2010, the Investment Adviser is scheduled to change to Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
CRM Mutual Fund Trust - CRM Mid Cap Value Fund	Cramer Rosenthal McGlynn, LLC	Seeks to achieve long-term capital appreciation.
Dodge & Cox Funds – Dodge & Cox International Stock Fund	Dodge & Cox	Seeks long-term growth of principal and income.
Dodge & Cox Funds – Dodge & Cox Stock Fund	Dodge & Cox	Seeks long-term growth of principal and income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Eaton Vance Special Investment Trust - Eaton Vance Large-Cap Value Fund (Class R Shares)* ** This fund invests all of its investable assets in interests in Large-Cap Value Portfolio, which has the same investment objective and policies as the fund.*	Boston Management and Research (BMR), a subsidiary of Eaton Vance Management** ***Investment adviser to the Large-Cap Value Portfolio*	Seeks total return.
EuroPacific Growth Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in companies based outside the United States.
Evergreen Equity Trust - Evergreen Special Values Fund	Evergreen Investment Management Company, LLC	Seeks to produce growth of capital.
Fidelity® *Contrafund* – Fidelity® Advisor New Insights Fund	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Inc.	Seeks capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP *Contrafund*® Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index.
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks to achieve capital appreciation.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return. The Fund normally invests at least 80% of its net assets in investments of small capitalization companies.
Franklin Strategic Series – Franklin Small-Mid Cap Growth Fund	Franklin Advisers, Inc.	Seeks long-term capital growth.
Fundamental Investors^{SM}	Capital Research and Management Company	Seeks to provide long-term growth of capital and income primarily through investments in common stocks.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Balanced Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Prior to July 15, 2010, the Portfolio seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Effective July 15, 2010, the Portfolio seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Partners, Inc. – ING Baron Asset Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio	Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. – ING BlackRock Science and Technology Opportunities Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Investors Trust - ING Clarion Real Estate Portfolio	Directed Services LLC **Subadviser:** ING Clarion Real Estate Securities LLC	A *non-diversified* Portfolio that seeks total return including capital appreciation and current income.
ING Partners, Inc. – ING Columbia Small Cap Value Portfolio	Directed Services LLC **Subadviser:** Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING Series Fund, Inc. – ING Core Equity Research Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term growth of capital and income.
ING Partners, Inc. – ING Davis New York Venture Portfolio	Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING FMR^{SM} Diversified Mid Cap Portfolio* ***FMR is a service mark of Fidelity Management & Research Company**	Directed Services LLC **Subadviser:** Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Mutual Funds – ING Global Real Estate Fund	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities LLC	A *non-diversified* Portfolio that seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Investors Trust - ING Global Resources Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Funds Trust – ING GNMA Income Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks a high level of current income, consistent with liquidity and safety of principal, through investment primarily in Government National Mortgage Association (GNMA) mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. Government.
ING Variable Funds – ING Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Equity Trust – ING Growth Opportunities Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Variable Portfolios, Inc. – ING Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index, while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Partners, Inc. – ING Index Solution Income Portfolio	Directed Services LLC **Investment Committee**	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Index Solution 2015 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2025 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2035 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2045 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2055 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Funds Trust – ING Intermediate Bond Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide investors with a high level of current income, consistent with the preservation of capital and liquidity.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Mutual Funds – ING International Capital Appreciation Fund	ING Investments, LLC **Subadviser:** Hansberger Global Investors, Inc.	Seeks capital appreciation.
ING Variable Portfolios, Inc. – ING International Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Mutual Funds – ING International SmallCap Multi-Manager Fund	ING Investments, LLC **Subadviser:** Acadian Asset Management LLC and Schroder Investment Management North America Inc.	Seeks maximum long-term capital appreciation.
ING Variable Products Trust – ING International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Investors Trust - ING Janus Contrarian Portfolio	Directed Services LLC **Subadviser:** Janus Capital Management, LLC	A *non-diversified* Portfolio that seeks capital appreciation.
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Investors Trust – ING JPMorgan Small Cap Core Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Legg Mason ClearBridge Aggressive Growth Portfolio	Directed Services LLC **Subadviser:** ClearBridge Advisors, LLC	Seeks long-term growth of capital.
ING Investors Trust – ING Lord Abbett Growth and Income Portfolio	Directed Services LLC **Subadviser**: Lord, Abbett & Co. LLC	Seeks long-term growth of capital and secondarily, current income.
ING Investors Trust - ING MFS Total Return Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Investors Trust - ING Marsico Growth Portfolio	Directed Services LLC **Subadviser**: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Investors Trust - ING Marsico International Opportunities Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Money Market Portfolio* *** There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**	ING Investments, LLC **Subadviser**: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING Oppenheimer Global Strategic Income Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Variable Portfolios, Inc. – ING Opportunistic LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
ING Investors Trust - ING PIMCO High Yield Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Partners, Inc. – ING PIMCO Total Return Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING Pioneer Equity Income Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of equity securities of U.S. corporations that are expected to produce income.
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services LLC **Subadviser**: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Partners, Inc. – ING Pioneer High Yield Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Equity Trust – ING Real Estate Fund	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities LLC	A *non-diversified* fund that seeks total return consisting of long-term capital appreciation and current income.
ING Variable Portfolios, Inc. – ING Russell^{TM} Large Cap Growth Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Variable Portfolios, Inc. – ING Russell^{TM} Large Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Variable Portfolios, Inc. – ING Russell^{TM} Large Cap Value Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Variable Portfolios, Inc. – ING Russell^{TM} Mid Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.
ING Variable Portfolios, Inc. – ING Russell^{TM} Small Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Variable Products Trust – ING SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Solution Income Portfolio	Directed Services LLC **Asset Allocation Committee**	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2015 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2035 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution 2055 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio	Directed Services LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING Templeton Foreign Equity Portfolio	Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Investors Trust – ING Templeton Global Growth Portfolio	Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING Variable Portfolios, Inc. - ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index$^{®}$.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Equity Trust – ING Value Choice Fund	ING Investments, LLC **Subadviser:** Tradewinds Global Investors, LLC	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Investors Trust – ING Van Kampen Growth and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks long-term growth of capital and income.
ING Investors Trust - ING Wells Fargo Health Care Portfolio	Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	A *non-diversified* Portfolio that seeks long-term capital growth.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	Seeks long-term capital appreciation.
Invesco Investment Funds – Invesco Endeavor Fund	Invesco Advisors, Inc. **Subadviser:** Invesco Trimark, Ltd.	Seeks long-term growth of capital.
Invesco Investment Funds - Invesco Global Health Care Fund	Invesco Advisors, Inc.	Seeks long-term growth of capital.
Invesco Growth Series - Invesco Mid Cap Core Equity Fund	Invesco Advisors, Inc.	Seeks long-term growth of capital.
Lazard Funds, Inc. – Lazard Emerging Markets Equity Portfolio	Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lazard Funds, Inc. – Lazard U.S. Mid Cap Equity Portfolio	Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lord Abbett Core Fixed Income Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks income and capital appreciation to produce a high total return.
Lord Abbett Developing Growth Fund, Inc.	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital through a diversified and actively managed portfolio consisting of developing growth companies, many of which are traded over the counter.
Lord Abbett Securities Trust – Lord Abbett Fundamental Equity Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Mid-Cap Value Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Research Fund, Inc. - Lord Abbett Small-Cap Value Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
The Mainstay Funds – Mainstay Large Cap Growth Fund	New York Life Investments **Subadviser:** Winslow Capital Management, Inc.	Seeks long-term growth of capital.
Massachusetts Investors Growth Stock Fund	Massachusetts Financial Services Company	Seeks capital appreciation.
Franklin Mutual Series Funds – Mutual Global Discovery Fund	Franklin Mutual Advisers, LLC	Seeks capital appreciation.
Neuberger Berman Equity Funds – Neuberger Berman Genesis Fund®	**Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks growth of capital.
Neuberger Berman Socially Responsive Fund®	**Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
New Perspective Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital through investments all over the world, including the United States.
Oppenheimer Capital Appreciation Fund	OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer Developing Markets Fund	OppenheimerFunds, Inc.	Aggressively seeks capital appreciation.
Oppenheimer Gold & Special Minerals Fund	OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer International Bond Fund	OppenheimerFunds, Inc.	Seeks total return.
Pax World Balanced Fund	Pax World Management Corp.	Seeks income and conservation of principal and secondarily possible long-term growth of capital.
PIMCO Variable Insurance Trust – Real Return Portfolio	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Variable Contracts Trust – Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.	Seeks long-term growth of capital.
Pioneer High Yield Fund	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.
Pioneer Strategic Income Fund	Pioneer Investment Management, Inc.	Seeks a high level of current income.
RiverSource Investment Series, Inc. – RiverSource Diversified Equity Income Fund	RiverSource Investments, LLC	Seeks to provide shareholders with a high level of current income and, as a secondary objective steady growth of capital growth.
RiverSource High Yield Income Series, Inc. – RiverSource High Yield Bond Fund	RiverSource Investments, LLC	Seeks to provide shareholders with high current income as its primary objective and, as its secondary objective, capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Royce Fund – Royce Total Return Fund	Royce & Associates, LLC ("Royce")	Seeks both long-term growth of capital and current income.
T. Rowe Price Mid-Cap Value Fund	T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing primarily in mid-size companies that appear to be undervalued.
Templeton Funds – Templeton Foreign Fund	Templeton Global Advisors Limited	Seeks long-term capital growth.
The Growth Fund of America®	Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks.
The Income Fund of America®	Capital Research and Management Company	Seeks to provide current income and, secondarily, growth of capital through a flexible mix of equity and debt instruments.
Thornburg Funds – Thornburg International Value Fund	Thornburg Investment Management, Inc. ("Thornburg")	Seeks long-term capital appreciation. The secondary, non-fundamental goal of the Fund is to seek some current income.
Van Kampen Equity Trust – Van Kampen Small Cap Value Fund* ****Effective May 28, 2010, Van Kampen Small Cap Value Fund is scheduled to change its name to Invesco Van Kampen Small Cap Value Fund***	Van Kampen Asset Management	Seeks capital appreciation.
Vanguard® Variable Insurance Fund – Diversified Value Portfolio* ****Vanguard is a trademark of The Vanguard Group, Inc.***	Barrow, Hanley, Mewhinney & Strauss, Inc.	Seeks to provide long-term capital appreciation and income.
Vanguard® Variable Insurance Fund – Equity Income Portfolio* ****Vanguard is a trademark of The Vanguard Group, Inc.***	Wellington Management Company, LLP and The Vanguard Group, Inc.	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.
Vanguard® Variable Insurance Fund – Small Company Growth Portfolio* ****Vanguard is a trademark of The Vanguard Group, Inc.***	Granahan Investment Management, Inc. and Vanguard's Quantitative Equity Group	Seeks to provide long-term capital appreciation.
The Victory Portfolios – Victory Small Company Opportunity Fund	Victory Capital Management, Inc.	Seeks to provide capital appreciation.
Wanger Advisors Trust – Wanger International	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Wanger Advisors Trust – Wanger Select	Columbia Wanger Asset Management, L.P.	A *non-diversified* fund that seeks long-term growth of capital.
Wanger Advisors Trust – Wanger USA	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Washington Mutual Investors Fund^{SM}	Capital Research and Management Company	Seeks to provide current income and the opportunity for growth of principal consistent with sound common stock investing.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS	

APPENDIX V
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2009, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2009, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2009 are not reflected in this information.

TABLE 1
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007
AMERICAN BALANCED FUND®			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$9.59	$12.95	$12.29
Value at end of period	$11.58	$9.59	$12.95
Number of accumulation units outstanding at end of period	9,529	8,670	7,267
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$11.98	$20.20	$17.04
Value at end of period	$16.61	$11.98	$20.20
Number of accumulation units outstanding at end of period	73,444	73,097	66,492
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$9.96	$17.40	$14.95
Value at end of period	$13.46	$9.96	$17.40
Number of accumulation units outstanding at end of period	178,049	165,284	158,219
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$8.00	$14.00	$14.05
Value at end of period	$10.37	$8.00	$14.00
Number of accumulation units outstanding at end of period	19,397	13,256	12,574
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$7.39	$14.05	$11.36
Value at end of period	$9.45	$7.39	$14.05
Number of accumulation units outstanding at end of period	11,705	11,649	7,673
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during January 2008)			
Value at beginning of period	$10.13	$13.90	
Value at end of period	$13.06	$10.13	
Number of accumulation units outstanding at end of period	0	699	
ING BALANCED PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$9.24	$12.89	$12.36
Value at end of period	$10.99	$9.24	$12.89
Number of accumulation units outstanding at end of period	1,809	1,834	1,399

Condensed Financial Information (continued)

	2009	2008	2007
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$9.46	$16.10	$15.65
Value at end of period	$12.79	$9.46	$16.10
Number of accumulation units outstanding at end of period	7,885	8,254	6,564
ING CLARION REAL ESTATE PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$6.27	$10.20	$10.52
Value at end of period	$8.51	$6.27	$10.20
Number of accumulation units outstanding at end of period	96,335	81,726	63,687
ING DAVIS NEW YORK VENTURE PORTFOLIO			
(Funds were first received in this option during January 2008)			
Value at beginning of period	$7.85	$11.92	
Value at end of period	$10.33	$7.85	
Number of accumulation units outstanding at end of period	0	11,471	
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$9.27	$15.24	$13.26
Value at end of period	$12.89	$9.27	$15.24
Number of accumulation units outstanding at end of period	50,131	42,889	44,375
ING GNMA INCOME FUND			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$12.37	$11.57	$10.95
Value at end of period	$12.98	$12.37	$11.57
Number of accumulation units outstanding at end of period	6,980	6,065	2,511
ING INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$8.48	$13.57	$13.09
Value at end of period	$10.41	$8.48	$13.57
Number of accumulation units outstanding at end of period	5,243	5,298	8,802
ING INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$8.96	$14.41	$14.28
Value at end of period	$11.76	$8.96	$14.41
Number of accumulation units outstanding at end of period	11,289	9,742	7,947
ING INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$8.89	$13.44	$14.28
Value at end of period	$11.05	$8.89	$13.44
Number of accumulation units outstanding at end of period	30,412	23,642	16,870
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$10.48	$11.65	$11.06
Value at end of period	$11.83	$10.48	$11.65
Number of accumulation units outstanding at end of period	21,115	26,543	18,518
ING INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$10.62	$11.64	$11.06
Value at end of period	$11.80	$10.62	$11.64
Number of accumulation units outstanding at end of period	51,000	37,722	34,663

CFI 2

Condensed Financial Information (continued)

	2009	2008	2007
ING INTERNATIONAL INDEX PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$6.16		
Value at end of period	$7.60		
Number of accumulation units outstanding at end of period	807		
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$9.84	$20.42	$18.67
Value at end of period	$14.31	$9.84	$20.42
Number of accumulation units outstanding at end of period	56,971	53,893	43,193
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$7.77	$15.96	$16.02
Value at end of period	$13.32	$7.77	$15.96
Number of accumulation units outstanding at end of period	51,499	37,988	25,423
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$10.21	$15.24	$15.32
Value at end of period	$12.82	$10.21	$15.24
Number of accumulation units outstanding at end of period	7,816	7,551	7,062
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$7.56	$12.46	$12.74
Value at end of period	$9.98	$7.56	$12.46
Number of accumulation units outstanding at end of period	1,330	285	271
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$10.11	$13.03	$12.77
Value at end of period	$11.91	$10.11	$13.03
Number of accumulation units outstanding at end of period	186	104	112
ING OPPENHEIMER GLOBAL PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$8.77	$14.73	$13.94
Value at end of period	$12.21	$8.77	$14.73
Number of accumulation units outstanding at end of period	12,820	13,128	9,520
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$11.99	$12.02	$10.96
Value at end of period	$13.51	$11.99	$12.02
Number of accumulation units outstanding at end of period	151,147	126,746	99,605
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$6.48	$9.31	$9.48
Value at end of period	$7.28	$6.48	$9.31
Number of accumulation units outstanding at end of period	136,654	118,829	104,429
ING PIONEER FUND PORTFOLIO (CLASS I)			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$7.48	$11.47	$11.66
Value at end of period	$9.28	$7.48	$11.47
Number of accumulation units outstanding at end of period	107,021	118,252	146,254

CFI 3

Condensed Financial Information (continued)

	2009	2008	2007
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$7.55	$11.30	$11.45
Value at end of period	$9.44	$7.55	$11.30
Number of accumulation units outstanding at end of period	15,145	13,062	10,856
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)			
(Funds were first received in this option during January 2008)			
Value at beginning of period	$7.52	$10.39	
Value at end of period	$9.40	$7.52	
Number of accumulation units outstanding at end of period	3,509	7,757	
ING REAL ESTATE FUND			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$10.59	$16.33	$21.40
Value at end of period	$13.73	$10.59	$16.33
Number of accumulation units outstanding at end of period	14,066	12,788	9,523
ING RUSSELL ™ LARGE CAP INDEX PORTFOLIO			
(Funds were first received in this option during June 2009)			
Value at beginning of period	$6.97		
Value at end of period	$8.27		
Number of accumulation units outstanding at end of period	7,681		
ING RUSSELL ™ MID CAP INDEX PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$6.58		
Value at end of period	$8.32		
Number of accumulation units outstanding at end of period	1,917		
ING RUSSELL ™ SMALL CAP INDEX PORTFOLIO			
(Funds were first received in this option during June 2009)			
Value at beginning of period	$7.33		
Value at end of period	$8.83		
Number of accumulation units outstanding at end of period	1,035		
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$9.03	$12.38	$11.92
Value at end of period	$11.03	$9.03	$12.38
Number of accumulation units outstanding at end of period	158,073	156,787	108,667
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$8.49	$12.85	$12.41
Value at end of period	$10.64	$8.49	$12.85
Number of accumulation units outstanding at end of period	262,026	245,662	207,620
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$8.36	$13.32	$12.77
Value at end of period	$10.71	$8.36	$13.32
Number of accumulation units outstanding at end of period	150,885	110,404	83,771
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$8.26	$13.75	$13.14
Value at end of period	$10.68	$8.26	$13.75
Number of accumulation units outstanding at end of period	233,556	189,550	151,349

Condensed Financial Information (continued)

	2009	2008	2007
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$9.68	$11.65	$11.12
Value at end of period	$11.32	$9.68	$11.65
Number of accumulation units outstanding at end of period	13,464	11,461	7,023
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$9.60	$12.58	$11.99
Value at end of period	$11.30	$9.60	$12.58
Number of accumulation units outstanding at end of period	8,559	4,856	2,267
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$8.80	$13.78	$13.30
Value at end of period	$11.00	$8.80	$13.78
Number of accumulation units outstanding at end of period	12,613	6,758	13,813
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$9.17	$13.21	$12.66
Value at end of period	$11.15	$9.17	$13.21
Number of accumulation units outstanding at end of period	11,371	7,766	4,543
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$9.53	$13.16	$12.69
Value at end of period	$12.69	$9.53	$13.16
Number of accumulation units outstanding at end of period	165,559	144,861	108,710
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$7.91	$13.94	$12.83
Value at end of period	$11.55	$7.91	$13.94
Number of accumulation units outstanding at end of period	3,339	2,299	1,435
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during January 2008)			
Value at beginning of period	$9.21	$13.38	
Value at end of period	$11.50	$9.21	
Number of accumulation units outstanding at end of period	0	4,384	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$8.15	$14.14	$13.04
Value at end of period	$11.62	$8.15	$14.14
Number of accumulation units outstanding at end of period	5,731	9,730	7,328
ING TEMPLETON FOREIGN EQUITY PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$7.71	$12.44	
Value at end of period	$10.17	$7.71	
Number of accumulation units outstanding at end of period	2,365	2,445	
MUTUAL GLOBAL DISCOVERY FUND			
(Funds were first received in this option during June 2008)			
Value at beginning of period	$13.33	$18.24	
Value at end of period	$16.09	$13.33	
Number of accumulation units outstanding at end of period	702	0	

Condensed Financial Information (continued)

	2009	2008	2007
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$10.62	$17.15	$14.80
Value at end of period	$14.56	$10.62	$17.15
Number of accumulation units outstanding at end of period	115,666	120,620	142,468
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$16.00	$30.84	$23.18
Value at end of period	$29.01	$16.00	$30.84
Number of accumulation units outstanding at end of period	19,822	18,485	16,069
PAX WORLD BALANCED FUND			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$9.80	$14.17	$13.15
Value at end of period	$11.87	$9.80	$14.17
Number of accumulation units outstanding at end of period	12,171	11,393	9,480
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$7.95	$12.65	$11.94
Value at end of period	$12.86	$7.95	$12.65
Number of accumulation units outstanding at end of period	127,479	103,291	77,568
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$9.22	$15.17	$13.73
Value at end of period	$12.36	$9.22	$15.17
Number of accumulation units outstanding at end of period	66,752	42,845	46,711
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$10.05	$14.19	$13.93
Value at end of period	$12.47	$10.05	$14.19
Number of accumulation units outstanding at end of period	6,050	3,975	2,980
WASHINGTON MUTUAL INVESTORS FUND^{SM}			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$9.05	$13.57	$13.26
Value at end of period	$10.73	$9.05	$13.57
Number of accumulation units outstanding at end of period	21,464	21,121	19,584

TABLE 2
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.10%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008
AMERICAN BALANCED FUND®		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.55	$12.13
Value at end of period	$11.52	$9.55
Number of accumulation units outstanding at end of period	9,217	13,348

Condensed Financial Information (continued)

	2009	2008
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$16.60	
Value at end of period	$16.51	
Number of accumulation units outstanding at end of period	140	
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.91	$15.29
Value at end of period	$13.38	$9.91
Number of accumulation units outstanding at end of period	2,964	8,010
FRANKLIN SMALL-MID CAP GROWTH FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.27	$12.28
Value at end of period	$11.81	$8.27
Number of accumulation units outstanding at end of period	691	691
ING INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.44	$11.93
Value at end of period	$10.35	$8.44
Number of accumulation units outstanding at end of period	513	513
ING INDEX SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$8.52	
Value at end of period	$8.44	
Number of accumulation units outstanding at end of period	259	
ING INDEX SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$8.23	
Value at end of period	$8.15	
Number of accumulation units outstanding at end of period	653	
ING INDEX SOLUTION INCOME PORTFOLIO		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$9.92	
Value at end of period	$9.90	
Number of accumulation units outstanding at end of period	176	
ING INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$10.64	$16.81
Value at end of period	$13.52	$10.64
Number of accumulation units outstanding at end of period	171	114
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$7.52	$11.23
Value at end of period	$9.92	$7.52
Number of accumulation units outstanding at end of period	631	631
ING OPPENHEIMER GLOBAL PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.74	$13.17
Value at end of period	$12.15	$8.74
Number of accumulation units outstanding at end of period	455	3,423

Condensed Financial Information (continued)

	2009	2008
ING PIMCO HIGH YIELD PORTFOLIO		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$12.54	
Value at end of period	$12.60	
Number of accumulation units outstanding at end of period	93	
ING REAL ESTATE FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$10.54	$16.58
Value at end of period	$13.65	$10.54
Number of accumulation units outstanding at end of period	250	250
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$8.34	
Value at end of period	$8.26	
Number of accumulation units outstanding at end of period	279	
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$8.94	
Value at end of period	$8.82	
Number of accumulation units outstanding at end of period	261	
ING SOLUTION 2015 PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.00	$11.81
Value at end of period	$10.98	$9.00
Number of accumulation units outstanding at end of period	3,896	3,895
ING SOLUTION 2025 PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.46	$11.91
Value at end of period	$10.59	$8.46
Number of accumulation units outstanding at end of period	428	428
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.23	$12.41
Value at end of period	$10.63	$8.23
Number of accumulation units outstanding at end of period	363	363
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$28.70	
Value at end of period	$28.84	
Number of accumulation units outstanding at end of period	77	
T. ROWE PRICE MID-CAP VALUE FUND		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$14.38	
Value at end of period	$14.20	
Number of accumulation units outstanding at end of period	153	
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during December 2009)		
Value at beginning of period	$12.40	
Value at end of period	$12.29	
Number of accumulation units outstanding at end of period	272	

Condensed Financial Information (continued)

TABLE 3
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008
AIM MID CAP CORE EQUITY FUND		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$10.46	$13.75
Value at end of period	$13.57	$10.46
Number of accumulation units outstanding at end of period	2,430	2,262
AMERICAN BALANCED FUND®		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.52	$12.23
Value at end of period	$11.48	$9.52
Number of accumulation units outstanding at end of period	6,091	2,412
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$11.89	$18.61
Value at end of period	$16.47	$11.89
Number of accumulation units outstanding at end of period	21,753	20,170
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.89	$15.42
Value at end of period	$13.34	$9.89
Number of accumulation units outstanding at end of period	30,208	23,760
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$10.06	$14.22
Value at end of period	$12.94	$10.06
Number of accumulation units outstanding at end of period	15,208	14,093
FRANKLIN SMALL-MID CAP GROWTH FUND		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$8.25	$12.54
Value at end of period	$11.77	$8.25
Number of accumulation units outstanding at end of period	13,808	15,083
ING BARON ASSET PORTFOLIO		
(Funds were first received in this option during April 2009)		
Value at beginning of period	$6.53	
Value at end of period	$8.72	
Number of accumulation units outstanding at end of period	443	
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during September 2008)		
Value at beginning of period	$9.39	$13.74
Value at end of period	$12.67	$9.39
Number of accumulation units outstanding at end of period	11,166	9,999
ING CLARION REAL ESTATE PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$6.24	$9.97
Value at end of period	$8.46	$6.24
Number of accumulation units outstanding at end of period	605	1,278

CFI 9

Condensed Financial Information (continued)

	2009	2008
ING INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$8.42	$12.01
Value at end of period	$10.32	$8.42
Number of accumulation units outstanding at end of period	3,421	1,932
ING MONEY MARKET PORTFOLIO		
(Funds were first received in this option during September 2008)		
Value at beginning of period	$11.41	$11.36
Value at end of period	$11.37	$11.41
Number of accumulation units outstanding at end of period	4,118	2,317
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$11.91	$12.39
Value at end of period	$13.39	$11.91
Number of accumulation units outstanding at end of period	29,240	28,368
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$7.52	$10.51
Value at end of period	$9.39	$7.52
Number of accumulation units outstanding at end of period	17,674	16,526
ING REAL ESTATE FUND		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$10.51	$15.40
Value at end of period	$13.60	$10.51
Number of accumulation units outstanding at end of period	7,255	6,040
ING SOLUTION 2015 PORTFOLIO		
(Funds were first received in this option during May 2008)		
Value at beginning of period	$8.98	$12.31
Value at end of period	$10.96	$8.98
Number of accumulation units outstanding at end of period	544	111
ING SOLUTION 2025 PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$8.44	$12.23
Value at end of period	$10.57	$8.44
Number of accumulation units outstanding at end of period	5,960	11,630
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$8.32	$12.54
Value at end of period	$10.63	$8.32
Number of accumulation units outstanding at end of period	1,257	779
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$8.21	$12.57
Value at end of period	$10.61	$8.21
Number of accumulation units outstanding at end of period	9,620	2,829
ING SOLUTION INCOME PORTFOLIO		
(Funds were first received in this option during November 2008)		
Value at beginning of period	$9.63	$9.09
Value at end of period	$11.24	$9.63
Number of accumulation units outstanding at end of period	73	8

Condensed Financial Information (continued)

	2009	2008
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.53	$12.16
Value at end of period	$11.20	$9.53
Number of accumulation units outstanding at end of period	3,861	2,180
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$8.73	$12.64
Value at end of period	$10.91	$8.73
Number of accumulation units outstanding at end of period	68,130	56,779
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.10	$12.33
Value at end of period	$11.05	$9.10
Number of accumulation units outstanding at end of period	12,006	8,708
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$8.38	$12.33
Value at end of period	$10.75	$8.38
Number of accumulation units outstanding at end of period	12,954	11,434
NEW PERSPECTIVE FUND®		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$10.55	$15.92
Value at end of period	$14.44	$10.55
Number of accumulation units outstanding at end of period	14,448	12,195
OPCAP MID CAP PORTFOLIO		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$5.72	$9.36
Value at end of period	$7.91	$5.72
Number of accumulation units outstanding at end of period	319	116
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$7.89	$12.12
Value at end of period	$12.74	$7.89
Number of accumulation units outstanding at end of period	10,192	8,740
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$9.15	$14.07
Value at end of period	$12.25	$9.15
Number of accumulation units outstanding at end of period	27,168	23,735

Condensed Financial Information (continued)

TABLE 4
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.20%
(Selected data for accumulation units outstanding throughout each period)

	2009
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$10.96
Value at end of period	$16.42
Number of accumulation units outstanding at end of period	8,573
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$10.03
Value at end of period	$12.91
Number of accumulation units outstanding at end of period	1,686
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.75
Value at end of period	$12.64
Number of accumulation units outstanding at end of period	445
ING CLARION REAL ESTATE PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$5.13
Value at end of period	$8.44
Number of accumulation units outstanding at end of period	4,049
ING DAVIS NEW YORK VENTURE PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$7.12
Value at end of period	$10.21
Number of accumulation units outstanding at end of period	13,739
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.81
Value at end of period	$12.77
Number of accumulation units outstanding at end of period	2,795
ING INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.40
Value at end of period	$10.29
Number of accumulation units outstanding at end of period	1,179
ING INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.88
Value at end of period	$11.62
Number of accumulation units outstanding at end of period	2,902
ING INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.80
Value at end of period	$10.92
Number of accumulation units outstanding at end of period	1,092

Condensed Financial Information (continued)

	2009
ING INTERMEDIATE BOND FUND	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$10.28
Value at end of period	$11.69
Number of accumulation units outstanding at end of period	9,115
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.91
Value at end of period	$14.14
Number of accumulation units outstanding at end of period	3,758
ING PIONEER MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$6.99
Value at end of period	$9.33
Number of accumulation units outstanding at end of period	9,305
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.50
Value at end of period	$10.93
Number of accumulation units outstanding at end of period	51,885
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$7.86
Value at end of period	$10.54
Number of accumulation units outstanding at end of period	20,717
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$7.71
Value at end of period	$10.61
Number of accumulation units outstanding at end of period	7,444
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$7.54
Value at end of period	$10.58
Number of accumulation units outstanding at end of period	18,128
ING SOLUTION INCOME PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$9.27
Value at end of period	$11.22
Number of accumulation units outstanding at end of period	595
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.10
Value at end of period	$11.37
Number of accumulation units outstanding at end of period	5,506
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$8.11
Value at end of period	$11.48
Number of accumulation units outstanding at end of period	4,311

CFI 13

Condensed Financial Information (continued)

TABLE 5
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

	2009	**2008**	**2007**	**2006**	**2005**
ALGER GREEN FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$7.54				
Value at end of period	$8.30				
Number of accumulation units outstanding at end of period	19,318				
AMERICAN BALANCED FUND®					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$9.48	$12.83	$12.11	$10.89	$10.93
Value at end of period	$11.41	$9.48	$12.83	$12.11	$10.89
Number of accumulation units outstanding at end of period	1,608	41,108	40,855	4,099	26,742
ARIEL FUND					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$6.51	$12.65	$13.14		
Value at end of period	$10.57	$6.51	$12.65		
Number of accumulation units outstanding at end of period	0	99	297		
COLUMBIA MID CAP VALUE FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$7.34				
Value at end of period	$8.05				
Number of accumulation units outstanding at end of period	18,649				
CRM MID CAP VALUE FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$11.40				
Value at end of period	$12.17				
Number of accumulation units outstanding at end of period	5,638				
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$11.83	$20.00	$16.91	$13.96	$13.34
Value at end of period	$16.37	$11.83	$20.00	$16.91	$13.96
Number of accumulation units outstanding at end of period	38,028	29,508	26,232	22,704	5,679
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$9.84	$17.23	$14.75	$13.29	$13.19
Value at end of period	$13.27	$9.84	$17.23	$14.75	$13.29
Number of accumulation units outstanding at end of period	27,306	36,991	31,868	20,565	12,166
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$9.90				
Value at end of period	$10.22				
Number of accumulation units outstanding at end of period	11,929				
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$10.01	$15.01	$15.44	$14.97	
Value at end of period	$12.87	$10.01	$15.01	$15.44	
Number of accumulation units outstanding at end of period	2,658	133	40	2,399	

CFI 14

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
FUNDAMENTAL INVESTORS^{SM}					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$7.47				
Value at end of period	$8.12				
Number of accumulation units outstanding at end of period	19,526				
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$12.70				
Value at end of period	$13.99				
Number of accumulation units outstanding at end of period	1,546				
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.49	$11.04	$10.70		
Value at end of period	$8.69	$6.49	$11.04		
Number of accumulation units outstanding at end of period	577	4,944	4,359		
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$9.34	$15.94	$15.06	$13.10	$13.12
Value at end of period	$12.60	$9.34	$15.94	$15.06	$13.10
Number of accumulation units outstanding at end of period	2,160	3,441	2,623	4,458	1,458
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$8.08	$13.48	$11.37	$11.16	
Value at end of period	$12.29	$8.08	$13.48	$11.37	
Number of accumulation units outstanding at end of period	453	430	430	428	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$10.79				
Value at end of period	$11.77				
Number of accumulation units outstanding at end of period	5,849				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$9.18	$15.14	$13.27	$12.74	
Value at end of period	$12.74	$9.18	$15.14	$13.27	
Number of accumulation units outstanding at end of period	31,935	25,078	23,149	19,722	
ING GLOBAL RESOURCES PORTFOLIO					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$12.05				
Value at end of period	$12.38				
Number of accumulation units outstanding at end of period	5,755				
ING GNMA INCOME FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.21	$11.46	$10.87	$10.44	$10.37
Value at end of period	$12.79	$12.21	$11.46	$10.87	$10.44
Number of accumulation units outstanding at end of period	0	13,074	12,078	0	10,000
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.38	$13.43	$12.87	$11.31	$11.39
Value at end of period	$10.26	$8.38	$13.43	$12.87	$11.31
Number of accumulation units outstanding at end of period	265	9,779	8,830	2,783	4,033

CFI 15

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$8.85	$14.27	$13.62	$12.53	$12.69
Value at end of period	$11.59	$8.85	$14.27	$13.62	$12.53
Number of accumulation units outstanding at end of period	0	346	191	2,103	2
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$8.78	$13.31	$14.28	$13.17	
Value at end of period	$10.89	$8.78	$13.31	$14.28	
Number of accumulation units outstanding at end of period	6,559	8,653	9,212	5,445	
ING INTERMEDIATE BOND FUND					
(Funds were first received in this option during November 2006)					
Value at beginning of period			$10.94	$10.89	
Value at end of period			$11.54	$10.94	
Number of accumulation units outstanding at end of period			0	9,836	
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$10.49	$11.53	$10.95	$10.57	$10.53
Value at end of period	$11.63	$10.49	$11.53	$10.95	$10.57
Number of accumulation units outstanding at end of period	0	26,873	29,868	0	19,144
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during November 2006)					
Value at beginning of period			$18.40	$17.01	
Value at end of period			$20.22	$18.40	
Number of accumulation units outstanding at end of period			0	4,919	
ING MONEY MARKET PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$11.35	$11.14	$10.97		
Value at end of period	$11.30	$11.35	$11.14		
Number of accumulation units outstanding at end of period	0	12	12		
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period			$13.79	$13.49	
Value at end of period			$14.63	$13.79	
Number of accumulation units outstanding at end of period			0	5,405	
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$12.17				
Value at end of period	$12.53				
Number of accumulation units outstanding at end of period	5,239				
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$11.85	$11.90	$10.90	$10.75	
Value at end of period	$13.31	$11.85	$11.90	$10.90	
Number of accumulation units outstanding at end of period	50,541	19,761	18,035	16,926	
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.44	$9.27	$9.44		
Value at end of period	$7.21	$6.44	$9.27		
Number of accumulation units outstanding at end of period	30,519	26,292	16,982		

CFI 16

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.47	$11.20	$11.35		
Value at end of period	$9.31	$7.47	$11.20		
Number of accumulation units outstanding at end of period	386	139	364		
ING REAL ESTATE FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$10.46	$16.17	$19.42	$14.31	$14.23
Value at end of period	$13.52	$10.46	$16.17	$19.42	$14.31
Number of accumulation units outstanding at end of period	7,382	6,393	5,750	4,181	109
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.95	$12.30	$11.82	$10.72	$10.64
Value at end of period	$10.91	$8.95	$12.30	$11.82	$10.72
Number of accumulation units outstanding at end of period	12,832	20,904	18,094	14,467	13,359
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.41	$12.77	$12.28	$10.95	$10.87
Value at end of period	$10.52	$8.41	$12.77	$12.28	$10.95
Number of accumulation units outstanding at end of period	5,051	8,555	6,243	16,627	1,736
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$8.29	$13.23	$12.63	$11.11	$11.22
Value at end of period	$10.58	$8.29	$13.23	$12.63	$11.11
Number of accumulation units outstanding at end of period	8,899	5,176	3,010	27,241	2,660
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.18	$13.66	$12.98	$11.33	$11.22
Value at end of period	$10.56	$8.18	$13.66	$12.98	$11.33
Number of accumulation units outstanding at end of period	793	13,506	8,197	17,947	3,418
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$9.59	$11.58	$11.06	$10.80	
Value at end of period	$11.19	$9.59	$11.58	$11.06	
Number of accumulation units outstanding at end of period	32,488	36,735	32,623	36,059	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
Value at beginning of period	$9.48				
Value at end of period	$11.13				
Number of accumulation units outstanding at end of period	15,357				
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
Value at beginning of period	$8.69				
Value at end of period	$10.84				
Number of accumulation units outstanding at end of period	34,207				
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
Value at beginning of period	$9.06				
Value at end of period	$10.99				
Number of accumulation units outstanding at end of period	98,851				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$12.01		$12.57	$12.32	
Value at end of period	$12.54		$13.07	$12.57	
Number of accumulation units outstanding at end of period	19,256		0	6,921	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$9.10	$14.20	$13.82	$11.65	$11.72
Value at end of period	$11.33	$9.10	$14.20	$13.82	$11.65
Number of accumulation units outstanding at end of period	28,600	26,819	30,255	26,511	3,135
MUTUAL GLOBAL DISCOVERY FUND					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$15.56				
Value at end of period	$15.86				
Number of accumulation units outstanding at end of period	4,752				
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$8.59				
Value at end of period	$9.07				
Number of accumulation units outstanding at end of period	6,160				
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$10.49	$16.99	$14.73	$12.36	$12.05
Value at end of period	$14.35	$10.49	$16.99	$14.73	$12.36
Number of accumulation units outstanding at end of period	10,405	9,443	8,478	6,369	436
OPCAP MID CAP PORTFOLIO					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$7.47				
Value at end of period	$7.88				
Number of accumulation units outstanding at end of period	5,222				
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$24.98				
Value at end of period	$28.59				
Number of accumulation units outstanding at end of period	13,283				
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$12.11				
Value at end of period	$12.36				
Number of accumulation units outstanding at end of period	9,010				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$7.86	$12.52	$11.77	$10.69	$10.63
Value at end of period	$12.67	$7.86	$12.52	$11.77	$10.69
Number of accumulation units outstanding at end of period	22,627	26,273	24,162	22,032	2,566
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$7.25				
Value at end of period	$7.85				
Number of accumulation units outstanding at end of period	20,138				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$9.10	$15.02	$13.61	$12.34	$12.11
Value at end of period	$12.18	$9.10	$15.02	$13.61	$12.34
Number of accumulation units outstanding at end of period	32,732	39,506	35,701	27,273	8,740
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$9.93	$14.05	$13.63	$13.04	
Value at end of period	$12.28	$9.93	$14.05	$13.63	
Number of accumulation units outstanding at end of period	6,505	4,764	2,054	2,000	
VAN KAMPEN SMALL CAP VALUE FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$12.09				
Value at end of period	$12.91				
Number of accumulation units outstanding at end of period	5,599				
WANGER INTERNATIONAL					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$8.19				
Value at end of period	$8.51				
Number of accumulation units outstanding at end of period	2,573				
WASHINGTON MUTUAL INVESTORS FUND^{SM}					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.94	$13.44	$13.00	$11.09	$11.14
Value at end of period	$10.58	$8.94	$13.44	$13.00	$11.09
Number of accumulation units outstanding at end of period	0	2,060	2,724	11,847	1,581

TABLE 6
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006
AIM MID CAP CORE EQUITY FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.35	$13.45		
Value at end of period	$13.41	$10.35		
Number of accumulation units outstanding at end of period	0	1,289		
ALLIANZ NFJ SMALL-CAP VALUE FUND				
(Funds were first received in this option during July 2008)				
Value at beginning of period	$12.02	$15.94		
Value at end of period	$14.81	$12.02		
Number of accumulation units outstanding at end of period	0	65		
AMERICAN BALANCED FUND®				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$9.43	$12.78	$12.07	$11.95
Value at end of period	$11.35	$9.43	$12.78	$12.07
Number of accumulation units outstanding at end of period	10,010	10,047	8,076	7,355

CFI 19

Condensed Financial Information (continued)

	2009	2008	2007	2006
ARIEL FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$6.48	$12.60	$12.91	$12.76
Value at end of period	$10.51	$6.48	$12.60	$12.91
Number of accumulation units outstanding at end of period	1,377	1,375	1,220	1,157
COLUMBIA MID CAP VALUE FUND				
(Funds were first received in this option during April 2009)				
Value at beginning of period	$5.70			
Value at end of period	$8.03			
Number of accumulation units outstanding at end of period	2,204			
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$11.77	$19.93	$16.86	$15.82
Value at end of period	$16.27	$11.77	$19.93	$16.86
Number of accumulation units outstanding at end of period	102,805	86,788	69,072	26,447
EVERGREEN SPECIAL VALUES FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.58	$14.12	$15.45	$15.51
Value at end of period	$12.36	$9.58	$14.12	$15.45
Number of accumulation units outstanding at end of period	2,036	3,368	3,187	2,886
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$9.79	$17.16	$14.70	$14.20
Value at end of period	$13.19	$9.79	$17.16	$14.70
Number of accumulation units outstanding at end of period	143,573	138,928	110,136	52,624
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$7.86	$13.81	$13.70	$13.40
Value at end of period	$10.16	$7.86	$13.81	$13.70
Number of accumulation units outstanding at end of period	10,870	13,547	12,669	11,565
FIDELITY® VIP GROWTH PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period		$13.86	$11.00	$11.13
Value at end of period		$7.27	$13.86	$11.00
Number of accumulation units outstanding at end of period		0	214	70
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$9.96	$14.95	$16.57	
Value at end of period	$12.79	$9.96	$14.95	
Number of accumulation units outstanding at end of period	38,540	32,115	26,710	
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during July 2008)				
Value at beginning of period	$8.17	$12.28		
Value at end of period	$11.63	$8.17		
Number of accumulation units outstanding at end of period	0	74		
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$6.47	$11.02	$10.69	
Value at end of period	$8.66	$6.47	$11.02	
Number of accumulation units outstanding at end of period	37,811	32,074	29,303	

	2009	2008	2007	2006
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$9.30	$15.88	$15.02	$14.19
Value at end of period	$12.52	$9.30	$15.88	$15.02
Number of accumulation units outstanding at end of period	43,059	24,878	23,224	8,320
ING CLARION REAL ESTATE PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$6.21	$10.14	$12.37	$11.68
Value at end of period	$8.40	$6.21	$10.14	$12.37
Number of accumulation units outstanding at end of period	19,687	13,197	8,974	12,480
ING COLUMBIA SMALL CAP VALUE PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$6.83	$9.53		
Value at end of period	$8.48	$6.83		
Number of accumulation units outstanding at end of period	0	2,536		
ING DAVIS NEW YORK VENTURE PORTFOLIO				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$7.72	$12.74	$13.40	
Value at end of period	$10.12	$7.72	$12.74	
Number of accumulation units outstanding at end of period	40,665	41,808	35,698	
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.15	$15.09	$13.24	$12.72
Value at end of period	$12.68	$9.15	$15.09	$13.24
Number of accumulation units outstanding at end of period	24,061	19,202	13,504	9,268
ING GNMA INCOME FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$12.16	$11.64		
Value at end of period	$12.72	$12.16		
Number of accumulation units outstanding at end of period	30,914	1,215		
ING GROWTH AND INCOME PORTFOLIO				
(Funds were first received in this option during August 2009)				
Value at beginning of period	$11.27			
Value at end of period	$12.43			
Number of accumulation units outstanding at end of period	5,347			
ING INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$8.34	$13.38	$14.05	
Value at end of period	$10.20	$8.34	$13.38	
Number of accumulation units outstanding at end of period	28,906	6,131	4,605	
ING INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$8.81	$14.22	$13.58	$13.64
Value at end of period	$11.52	$8.81	$14.22	$13.58
Number of accumulation units outstanding at end of period	64,518	20,029	18,609	15,677
ING INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$8.74	$13.26	$14.24	$14.28
Value at end of period	$10.83	$8.74	$13.26	$14.24
Number of accumulation units outstanding at end of period	7,174	3,925	3,797	3,312

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING INTERMEDIATE BOND FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$10.31	$11.49	$10.91	$10.98
Value at end of period	$11.58	$10.31	$11.49	$10.91
Number of accumulation units outstanding at end of period	64,876	77,248	66,284	4,543
ING INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$10.44	$11.48	$10.91	$10.77
Value at end of period	$11.56	$10.44	$11.48	$10.91
Number of accumulation units outstanding at end of period	39,185	39,310	29,740	24,524
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$9.67	$20.14	$18.35	$16.48
Value at end of period	$14.02	$9.67	$20.14	$18.35
Number of accumulation units outstanding at end of period	17,676	13,876	10,909	7,128
ING INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.51	$16.78		
Value at end of period	$13.32	$10.51		
Number of accumulation units outstanding at end of period	0	869		
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$10.03	$15.04	$14.74	$14.78
Value at end of period	$12.56	$10.03	$15.04	$14.74
Number of accumulation units outstanding at end of period	4,183	3,746	3,531	2,064
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.14	$11.29	$11.36	
Value at end of period	$8.45	$7.14	$11.29	
Number of accumulation units outstanding at end of period	873	873	854	
ING MARSICO GROWTH PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$8.08	$12.47		
Value at end of period	$10.37	$8.08		
Number of accumulation units outstanding at end of period	0	3,989		
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$8.65	$14.58	$13.77	$13.44
Value at end of period	$12.01	$8.65	$14.58	$13.77
Number of accumulation units outstanding at end of period	5,007	10,068	6,487	6,104
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during February 2009)				
Value at beginning of period	$8.23			
Value at end of period	$10.56			
Number of accumulation units outstanding at end of period	18,471			
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during September 2009)				
Value at beginning of period	$11.25			
Value at end of period	$12.49			
Number of accumulation units outstanding at end of period	617			

CFI 22

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$11.79	$11.85	$10.87	$11.00
Value at end of period	$13.23	$11.79	$11.85	$10.87
Number of accumulation units outstanding at end of period	35,498	4,099	110	67
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$6.42	$9.25	$9.43	
Value at end of period	$7.18	$6.42	$9.25	
Number of accumulation units outstanding at end of period	101,852	83,274	71,517	
ING PIONEER FUND PORTFOLIO (CLASS S)				
(Funds were first received in this option during February 2009)				
Value at beginning of period	$6.25			
Value at end of period	$9.13			
Number of accumulation units outstanding at end of period	16,508			
ING PIONEER FUND PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.41	$11.40	$11.59	
Value at end of period	$9.16	$7.41	$11.40	
Number of accumulation units outstanding at end of period	15,494	18,203	14,814	
ING PIONEER HIGH YIELD PORTFOLIO				
(Funds were first received in this option during March 2009)				
Value at beginning of period	$7.72			
Value at end of period	$13.06			
Number of accumulation units outstanding at end of period	429			
ING RUSSELL ™ LARGE CAP GROWTH INDEX PORTFOLIO				
(Funds were first received in this option during July 2009)				
Value at beginning of period	$10.72			
Value at end of period	$12.60			
Number of accumulation units outstanding at end of period	3,538			
ING SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.29	$13.94		
Value at end of period	$13.08	$10.29		
Number of accumulation units outstanding at end of period	0	903		
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$8.92	$12.27	$11.80	$11.42
Value at end of period	$10.86	$8.92	$12.27	$11.80
Number of accumulation units outstanding at end of period	122,510	103,926	96,379	39,036
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$8.38	$12.73	$12.25	$11.80
Value at end of period	$10.47	$8.38	$12.73	$12.25
Number of accumulation units outstanding at end of period	128,811	110,597	103,547	38,698
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$8.26	$13.19	$12.60	$12.08
Value at end of period	$10.53	$8.26	$13.19	$12.60
Number of accumulation units outstanding at end of period	229,828	176,524	161,060	37,888

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$8.15	$13.62	$12.96	$12.40
Value at end of period	$10.51	$8.15	$13.62	$12.96
Number of accumulation units outstanding at end of period	208,674	163,989	137,665	25,564
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$9.56	$11.54	$11.04	$10.78
Value at end of period	$11.14	$9.56	$11.54	$11.04
Number of accumulation units outstanding at end of period	170,775	164,590	144,722	70,931
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$9.41	$13.04	$12.55	$12.06
Value at end of period	$12.48	$9.41	$13.04	$12.55
Number of accumulation units outstanding at end of period	66,795	31,840	21,966	24,305
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$6.86	$12.10	$10.71	$10.77
Value at end of period	$10.00	$6.86	$12.10	$10.71
Number of accumulation units outstanding at end of period	1,354	928	258	113
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$7.77	$13.75	$12.21	$12.28
Value at end of period	$11.31	$7.77	$13.75	$12.21
Number of accumulation units outstanding at end of period	1,352	1,352	1,352	1,329
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during February 2009)				
Value at beginning of period	$7.22			
Value at end of period	$11.26			
Number of accumulation units outstanding at end of period	25,676			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$8.01	$12.52		
Value at end of period	$11.38	$8.01		
Number of accumulation units outstanding at end of period	0	2,222		
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$8.30	$12.40		
Value at end of period	$10.63	$8.30		
Number of accumulation units outstanding at end of period	0	4,684		
LAZARD U.S. MID CAP EQUITY PORTFOLIO				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$5.37	$8.78	$9.88	
Value at end of period	$7.38	$5.37	$8.78	
Number of accumulation units outstanding at end of period	21,598	17,115	13,931	
LORD ABBETT MID-CAP VALUE FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$8.71	$13.38		
Value at end of period	$10.97	$8.71		
Number of accumulation units outstanding at end of period	0	3,964		

Condensed Financial Information (continued)

	2009	2008	2007	2006
LORD ABBETT SMALL-CAP VALUE FUND				
(Funds were first received in this option during July 2008)				
Value at beginning of period	$12.03	$17.01		
Value at end of period	$15.54	$12.03		
Number of accumulation units outstanding at end of period	0	114		
MUTUAL GLOBAL DISCOVERY FUND				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$13.10	$18.00	$16.30	$15.38
Value at end of period	$15.76	$13.10	$18.00	$16.30
Number of accumulation units outstanding at end of period	53,941	25,073	17,077	10,026
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$6.98	$11.50	$11.51	
Value at end of period	$9.03	$6.98	$11.50	
Number of accumulation units outstanding at end of period	16,240	2,587	3,044	
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$10.44	$16.92	$14.69	$13.85
Value at end of period	$14.27	$10.44	$16.92	$14.69
Number of accumulation units outstanding at end of period	11,366	8,715	5,815	2,497
OPPENHEIMER CAPITAL APPRECIATION FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$7.03	$13.06	$11.54	$11.67
Value at end of period	$10.03	$7.03	$13.06	$11.54
Number of accumulation units outstanding at end of period	1,246	979	724	491
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$15.72	$30.42	$22.85	$22.17
Value at end of period	$28.42	$15.72	$30.42	$22.85
Number of accumulation units outstanding at end of period	1,697	3,041	2,884	3,076
PAX WORLD BALANCED FUND				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$9.63	$13.98	$12.85	$12.48
Value at end of period	$11.63	$9.63	$13.98	$12.85
Number of accumulation units outstanding at end of period	31,628	27,329	16,071	11,482
PIMCO VIT REAL RETURN PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.46	$11.82		
Value at end of period	$12.31	$10.46		
Number of accumulation units outstanding at end of period	0	2,046		
PIONEER EMERGING MARKETS VCT PORTFOLIO				
(Funds were first received in this option during April 2009)				
Value at beginning of period	$5.59			
Value at end of period	$9.21			
Number of accumulation units outstanding at end of period	1,386			
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$7.82	$12.47	$11.73	$11.65
Value at end of period	$12.60	$7.82	$12.47	$11.73
Number of accumulation units outstanding at end of period	26,914	25,655	23,076	13,579

CFI 25

Condensed Financial Information (continued)

	2009	**2008**	**2007**	**2006**
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.62	$14.82	$14.85	$14.71
Value at end of period	$13.99	$9.62	$14.82	$14.85
Number of accumulation units outstanding at end of period	5,820	7,115	6,512	6,794
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$9.41	$17.56	$15.06	$14.31
Value at end of period	$14.02	$9.41	$17.56	$15.06
Number of accumulation units outstanding at end of period	4,585	4,950	6,009	6,411
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$9.06	$14.96	$13.58	$13.11
Value at end of period	$12.11	$9.06	$14.96	$13.58
Number of accumulation units outstanding at end of period	121,108	46,399	31,663	34,998
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.88	$14.00	$13.59	$13.39
Value at end of period	$12.21	$9.88	$14.00	$13.59
Number of accumulation units outstanding at end of period	2,242	2,080	2,173	2,145
VANGUARD® DIVERSIFIED VALUE PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$9.44	$14.92	$14.49	$14.01
Value at end of period	$11.87	$9.44	$14.92	$14.49
Number of accumulation units outstanding at end of period	6,031	7,227	6,859	6,630
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$7.93	$13.22	$12.86	$13.02
Value at end of period	$10.94	$7.93	$13.22	$12.86
Number of accumulation units outstanding at end of period	952	598	238	119
WANGER INTERNATIONAL				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$5.70	$10.53	$11.16	
Value at end of period	$8.48	$5.70	$10.53	
Number of accumulation units outstanding at end of period	13,251	9,542	7,447	
WASHINGTON MUTUAL INVESTORS FUND[SM]				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$8.90	$13.39	$12.97	$12.75
Value at end of period	$10.51	$8.90	$13.39	$12.97
Number of accumulation units outstanding at end of period	5,604	5,313	4,844	4,396

Condensed Financial Information (continued)

TABLE 7
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006
AIM GLOBAL HEALTH CARE FUND				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$25.33	$35.57	$34.89	
Value at end of period	$32.10	$25.33	$35.57	
Number of accumulation units outstanding at end of period	802	603	505	
AIM MID CAP CORE EQUITY FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.33	$13.61		
Value at end of period	$13.37	$10.33		
Number of accumulation units outstanding at end of period	1,969	1,740		
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$7.98	$13.56		
Value at end of period	$9.60	$7.98		
Number of accumulation units outstanding at end of period	834	0		
ALLIANZ NFJ SMALL-CAP VALUE FUND				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$11.99	$11.33		
Value at end of period	$14.77	$11.99		
Number of accumulation units outstanding at end of period	2,668	1,221		
AMERICAN BALANCED FUND®				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.41	$12.75	$12.05	$12.03
Value at end of period	$11.31	$9.41	$12.75	$12.05
Number of accumulation units outstanding at end of period	68,948	24,622	14,442	33,890
ARIEL APPRECIATION FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$7.09	$11.08		
Value at end of period	$11.46	$7.09		
Number of accumulation units outstanding at end of period	14,457	15,380		
ARIEL FUND				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$6.46	$12.58	$14.40	
Value at end of period	$10.48	$6.46	$12.58	
Number of accumulation units outstanding at end of period	23,475	17,660	15,034	
COLUMBIA MID CAP VALUE FUND				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$6.11	$5.95		
Value at end of period	$8.03	$6.11		
Number of accumulation units outstanding at end of period	609	493		
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$11.74	$19.89	$16.84	$16.51
Value at end of period	$16.22	$11.74	$19.89	$16.84
Number of accumulation units outstanding at end of period	61,042	54,287	13,319	8,327

CFI 27

Condensed Financial Information (continued)

	2009	2008	2007	2006
EVERGREEN SPECIAL VALUES FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$9.55	$13.42		
Value at end of period	$12.33	$9.55		
Number of accumulation units outstanding at end of period	5,977	5,092		
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.77	$17.13	$14.68	$14.76
Value at end of period	$13.15	$9.77	$17.13	$14.68
Number of accumulation units outstanding at end of period	49,269	29,734	6,798	15,009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$7.84	$12.83		
Value at end of period	$10.13	$7.84		
Number of accumulation units outstanding at end of period	0	5,036		
FIDELITY® VIP GROWTH PORTFOLIO				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$7.25	$12.67		
Value at end of period	$9.23	$7.25		
Number of accumulation units outstanding at end of period	2,874	1,935		
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.93	$14.92	$15.38	$15.54
Value at end of period	$12.75	$9.93	$14.92	$15.38
Number of accumulation units outstanding at end of period	599	2,142	951	5
FUNDAMENTAL INVESTORS℠				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$6.12	$5.92		
Value at end of period	$8.10	$6.12		
Number of accumulation units outstanding at end of period	9,987	1,879		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during May 2009)				
Value at beginning of period	$10.15			
Value at end of period	$13.86			
Number of accumulation units outstanding at end of period	20			
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$6.46	$11.01	$10.68	
Value at end of period	$8.64	$6.46	$11.01	
Number of accumulation units outstanding at end of period	7,484	16,026	6,490	
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.27	$15.85	$15.00	$15.18
Value at end of period	$12.49	$9.27	$15.85	$15.00
Number of accumulation units outstanding at end of period	28,888	23,204	7,965	1,675
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$8.02	$13.40	$12.36	
Value at end of period	$12.19	$8.02	$13.40	
Number of accumulation units outstanding at end of period	3,698	3,942	1,541	

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING CLARION REAL ESTATE PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$6.20	$10.13	$10.45	
Value at end of period	$8.38	$6.20	$10.13	
Number of accumulation units outstanding at end of period	14,360	5,669	266	
ING COLUMBIA SMALL CAP VALUE PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$6.82	$10.38		
Value at end of period	$8.47	$6.82		
Number of accumulation units outstanding at end of period	0	0		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$9.78	$12.69		
Value at end of period	$11.69	$9.78		
Number of accumulation units outstanding at end of period	0	668		
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$9.13	$15.07	$15.06	
Value at end of period	$12.65	$9.13	$15.07	
Number of accumulation units outstanding at end of period	26,926	26,965	12,627	
ING GNMA INCOME FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$12.13	$11.39	$10.81	$10.83
Value at end of period	$12.68	$12.13	$11.39	$10.81
Number of accumulation units outstanding at end of period	76,545	5,789	112	11,268
ING GROWTH AND INCOME FUND				
(Funds were first received in this option during February 2009)				
Value at beginning of period	$10.47			
Value at end of period	$13.64			
Number of accumulation units outstanding at end of period	4,381			
ING INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.32	$13.36	$12.82	$12.75
Value at end of period	$10.17	$8.32	$13.36	$12.82
Number of accumulation units outstanding at end of period	51,331	31,573	23,525	7,767
ING INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.79	$14.19	$13.56	$13.69
Value at end of period	$11.49	$8.79	$14.19	$13.56
Number of accumulation units outstanding at end of period	7,067	11,676	5,998	84
ING INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.72	$13.23	$14.22	$14.28
Value at end of period	$10.80	$8.72	$13.23	$14.22
Number of accumulation units outstanding at end of period	4,214	2,589	1,977	3,375
ING INDEX SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$7.66			
Value at end of period	$9.22			
Number of accumulation units outstanding at end of period	1,770			

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING INDEX SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$6.84			
Value at end of period	$8.69			
Number of accumulation units outstanding at end of period	1,661			
ING INDEX SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during July 2009)				
Value at beginning of period	$7.12			
Value at end of period	$8.40			
Number of accumulation units outstanding at end of period	1,254			
ING INDEX SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$6.00			
Value at end of period	$8.11			
Number of accumulation units outstanding at end of period	1,373			
ING INDEX SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$8.77			
Value at end of period	$9.86			
Number of accumulation units outstanding at end of period	211			
ING INTERMEDIATE BOND FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.28	$11.70		
Value at end of period	$11.55	$10.28		
Number of accumulation units outstanding at end of period	28,459	17,556		
ING INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$10.41	$11.46	$10.89	$10.93
Value at end of period	$11.53	$10.41	$11.46	$10.89
Number of accumulation units outstanding at end of period	30,933	11,721	3,945	26,446
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$9.65	$20.17		
Value at end of period	$13.98	$9.65		
Number of accumulation units outstanding at end of period	0	3,510		
ING JANUS CONTRARIAN PORTFOLIO				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$5.10			
Value at end of period	$7.27			
Number of accumulation units outstanding at end of period	2,134			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$7.69	$14.75		
Value at end of period	$13.13	$7.69		
Number of accumulation units outstanding at end of period	0	8,204		
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$10.01	$15.01	$15.15	
Value at end of period	$12.52	$10.01	$15.01	
Number of accumulation units outstanding at end of period	1,905	5,812	526	

CFI 30

	2009	2008	2007	2006
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$7.41	$12.18		
Value at end of period	$9.74	$7.41		
Number of accumulation units outstanding at end of period	0	7,455		
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS S)				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$6.37			
Value at end of period	$8.38			
Number of accumulation units outstanding at end of period	3,457			
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.13	$11.28	$11.35	
Value at end of period	$8.43	$7.13	$11.28	
Number of accumulation units outstanding at end of period	17,084	5,614	4,907	
ING MARSICO GROWTH PORTFOLIO				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$8.06	$13.57	$13.65	
Value at end of period	$10.35	$8.06	$13.57	
Number of accumulation units outstanding at end of period	19,566	16,587	14,839	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$9.29	$17.53		
Value at end of period	$12.72	$9.29		
Number of accumulation units outstanding at end of period	369	193		
ING MONEY MARKET PORTFOLIO				
Value at beginning of period	$11.27			
Value at end of period	$11.20			
Number of accumulation units outstanding at end of period	1,509			
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$9.91	$12.83	$13.24	
Value at end of period	$11.63	$9.91	$12.83	
Number of accumulation units outstanding at end of period	47,415	42,128	36,017	
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period		$14.56		
Value at end of period		$8.64		
Number of accumulation units outstanding at end of period		0		
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$8.73	$10.64		
Value at end of period	$10.55	$8.73		
Number of accumulation units outstanding at end of period	3,016	2,857		
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$8.39	$8.17		
Value at end of period	$12.47	$8.39		
Number of accumulation units outstanding at end of period	2,337	1,135		

CFI 31

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$11.76	$11.83	$10.93	
Value at end of period	$13.19	$11.76	$11.83	
Number of accumulation units outstanding at end of period	46,978	25,419	10,134	
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$6.41	$9.44		
Value at end of period	$7.17	$6.41		
Number of accumulation units outstanding at end of period	2,543	16,470		
ING PIONEER FUND PORTFOLIO (CLASS I)				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$7.40	$10.69		
Value at end of period	$9.14	$7.40		
Number of accumulation units outstanding at end of period	381	11,480		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.47	$11.22	$11.37	
Value at end of period	$9.30	$7.47	$11.22	
Number of accumulation units outstanding at end of period	9,121	8,282	7,217	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$7.44	$10.68		
Value at end of period	$9.26	$7.44		
Number of accumulation units outstanding at end of period	0	3,297		
ING REAL ESTATE FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$10.38	$16.08	$19.34	$19.33
Value at end of period	$13.41	$10.38	$16.08	$19.34
Number of accumulation units outstanding at end of period	8,004	14,758	12,410	528
ING SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.27	$14.04		
Value at end of period	$13.04	$10.27		
Number of accumulation units outstanding at end of period	1,534	937		
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.90	$12.25	$11.79	$11.75
Value at end of period	$10.83	$8.90	$12.25	$11.79
Number of accumulation units outstanding at end of period	10,643	39,675	3,274	17,279
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.36	$12.72	$12.24	$12.19
Value at end of period	$10.44	$8.36	$12.72	$12.24
Number of accumulation units outstanding at end of period	28,072	92,067	8,140	2,151
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.24	$13.17	$12.59	$12.52
Value at end of period	$10.51	$8.24	$13.17	$12.59
Number of accumulation units outstanding at end of period	47,434	99,664	20,614	4,513

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.14	$13.60	$12.95	$12.87
Value at end of period	$10.48	$8.14	$13.60	$12.95
Number of accumulation units outstanding at end of period	75,075	49,390	31,271	5,266
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$9.54	$11.38		
Value at end of period	$11.11	$9.54		
Number of accumulation units outstanding at end of period	10,193	35,314		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$9.41	$12.38	$12.28	
Value at end of period	$11.03	$9.41	$12.38	
Number of accumulation units outstanding at end of period	14,470	11,446	4,224	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$8.63	$13.57	$13.99	
Value at end of period	$10.75	$8.63	$13.57	
Number of accumulation units outstanding at end of period	48,547	21,572	1,798	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$8.99	$13.00	$13.21	
Value at end of period	$10.89	$8.99	$13.00	
Number of accumulation units outstanding at end of period	34,976	17,954	11,294	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$9.39	$13.02	$13.09	
Value at end of period	$12.45	$9.39	$13.02	
Number of accumulation units outstanding at end of period	15,552	22,785	3,014	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.03	$14.11	$13.76	$13.68
Value at end of period	$11.23	$9.03	$14.11	$13.76
Number of accumulation units outstanding at end of period	31,908	24,263	17,635	4,075
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$7.99	$13.92	$13.98	
Value at end of period	$11.35	$7.99	$13.92	
Number of accumulation units outstanding at end of period	5,719	3,001	2,059	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO				
(Funds were first received in this option during May 2009)				
Value at beginning of period	$7.64			
Value at end of period	$10.02			
Number of accumulation units outstanding at end of period	9			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$10.17	$16.94	$17.22	
Value at end of period	$13.42	$10.17	$16.94	
Number of accumulation units outstanding at end of period	4,007	1,867	1,302	

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$8.28	$13.08	$13.59	
Value at end of period	$10.59	$8.28	$13.08	
Number of accumulation units outstanding at end of period	6,285	7,537	6,200	
LORD ABBETT MID-CAP VALUE FUND				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$8.69	$14.43	$16.20	
Value at end of period	$10.94	$8.69	$14.43	
Number of accumulation units outstanding at end of period	7,920	8,582	8,354	
LORD ABBETT SMALL-CAP VALUE FUND				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$12.01	$17.52	$17.52	
Value at end of period	$15.49	$12.01	$17.52	
Number of accumulation units outstanding at end of period	18,576	18,147	5,141	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$8.09	$12.92	$12.50	
Value at end of period	$11.29	$8.09	$12.92	
Number of accumulation units outstanding at end of period	16,922	13,177	16,497	
MUTUAL GLOBAL DISCOVERY FUND				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$13.07	$17.96	$18.22	
Value at end of period	$15.72	$13.07	$17.96	
Number of accumulation units outstanding at end of period	14,300	21,454	13,999	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®				
(Funds were first received in this option during May 2008)				
Value at beginning of period		$11.49		
Value at end of period		$6.97		
Number of accumulation units outstanding at end of period		0		
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$10.42	$16.89	$14.66	$14.48
Value at end of period	$14.22	$10.42	$16.89	$14.66
Number of accumulation units outstanding at end of period	4,448	8,843	0	635
OPCAP MID CAP PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$5.70	$9.53		
Value at end of period	$7.85	$5.70		
Number of accumulation units outstanding at end of period	0	2,390		
OPPENHEIMER CAPITAL APPRECIATION FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$7.01	$11.58		
Value at end of period	$10.00	$7.01		
Number of accumulation units outstanding at end of period	17,360	5,199		
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$15.69	$30.36	$25.87	
Value at end of period	$28.34	$15.69	$30.36	
Number of accumulation units outstanding at end of period	17,274	14,421	12,946	

CFI 34

Condensed Financial Information (continued)

	2009	2008	2007	2006
PAX WORLD BALANCED FUND				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$9.61	$13.95	$13.88	
Value at end of period	$11.59	$9.61	$13.95	
Number of accumulation units outstanding at end of period	4	13	9	
PIMCO VIT REAL RETURN PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$10.45	$11.74		
Value at end of period	$12.29	$10.45		
Number of accumulation units outstanding at end of period	480	27,142		
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$7.80	$12.45	$11.72	$11.74
Value at end of period	$12.56	$7.80	$12.45	$11.72
Number of accumulation units outstanding at end of period	33,187	26,821	17,416	6,252
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND				
(Funds were first received in this option during May 2009)				
Value at beginning of period	$6.18			
Value at end of period	$7.83			
Number of accumulation units outstanding at end of period	1,559			
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$9.59	$13.91		
Value at end of period	$13.95	$9.59		
Number of accumulation units outstanding at end of period	16,976	5,053		
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$9.39	$17.52	$17.42	
Value at end of period	$13.98	$9.39	$17.52	
Number of accumulation units outstanding at end of period	4,514	1,192	1,068	
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.04	$14.93	$13.56	$13.61
Value at end of period	$12.07	$9.04	$14.93	$13.56
Number of accumulation units outstanding at end of period	104,347	108,075	47,018	13,628
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$9.85	$13.97	$14.13	
Value at end of period	$12.17	$9.85	$13.97	
Number of accumulation units outstanding at end of period	3,851	3,600	1,601	
WANGER INTERNATIONAL				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$5.69	$10.10		
Value at end of period	$8.47	$5.69		
Number of accumulation units outstanding at end of period	2,446	1,655		
WASHINGTON MUTUAL INVESTORS FUND[SM]				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.87	$13.36	$12.95	$12.89
Value at end of period	$10.48	$8.87	$13.36	$12.95
Number of accumulation units outstanding at end of period	45,167	43,421	24,836	2,029

Condensed Financial Information (continued)

TABLE 8
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AMERICAN BALANCED FUND®						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$9.38	$12.73	$12.04	$10.85	$10.66	
Value at end of period	$11.28	$9.38	$12.73	$12.04	$10.85	
Number of accumulation units outstanding at end of period	22,804	17,376	31,686	21,336	17,985	
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$11.71	$19.85	$16.81	$13.91	$13.09	
Value at end of period	$16.18	$11.71	$19.85	$16.81	$13.91	
Number of accumulation units outstanding at end of period	29,569	9,009	9,275	9,072	5,701	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.74	$17.09	$14.66	$13.24	$11.41	$10.42
Value at end of period	$13.11	$9.74	$17.09	$14.66	$13.24	$11.41
Number of accumulation units outstanding at end of period	76,731	31,158	37,755	34,072	30,702	4,842
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.91	$14.89	$14.76			
Value at end of period	$12.72	$9.91	$14.89			
Number of accumulation units outstanding at end of period	2,759	48	35			
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during March 2006)						
Value at beginning of period		$14.24	$12.83	$12.72		
Value at end of period		$8.13	$14.24	$12.83		
Number of accumulation units outstanding at end of period		0	701	701		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$10.23	$14.00	$14.48	$12.60	$12.43	
Value at end of period	$13.82	$10.23	$14.00	$14.48	$12.60	
Number of accumulation units outstanding at end of period	4,602	4,516	4,396	5,423	5,347	
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.45	$11.00	$10.67			
Value at end of period	$8.63	$6.45	$11.00			
Number of accumulation units outstanding at end of period	3,551	3,355	3,288			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$9.25	$15.82	$15.42			
Value at end of period	$12.45	$9.25	$15.82			
Number of accumulation units outstanding at end of period	1,063	663	522			
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$5.76					
Value at end of period	$8.37					
Number of accumulation units outstanding at end of period	43					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$9.11	$15.05	$14.53			
Value at end of period	$12.62	$9.11	$15.05			
Number of accumulation units outstanding at end of period	11,360	10,446	12,990			
ING GNMA INCOME FUND						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$12.22					
Value at end of period	$12.64					
Number of accumulation units outstanding at end of period	3,661					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$8.30	$13.33	$12.80	$11.27	$11.09	
Value at end of period	$10.14	$8.30	$13.33	$12.80	$11.27	
Number of accumulation units outstanding at end of period	51,915	8,630	10,666	11,170	10,176	
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$8.77	$14.16	$13.54	$12.48	$12.08	
Value at end of period	$11.45	$8.77	$14.16	$13.54	$12.48	
Number of accumulation units outstanding at end of period	4,679	3,185	2,032	1,630	1,850	
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$8.70	$13.20	$14.20	$12.58	$11.79	$10.32
Value at end of period	$10.76	$8.70	$13.20	$14.20	$12.58	$11.79
Number of accumulation units outstanding at end of period	6,633	4,821	3,815	4,306	4,787	3,464
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$10.26	$11.45	$10.87	$10.52	$10.29	$9.95
Value at end of period	$11.52	$10.26	$11.45	$10.87	$10.52	$10.29
Number of accumulation units outstanding at end of period	24,415	26,139	27,477	28,101	24,426	1,384
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.38	$11.44	$11.33			
Value at end of period	$11.49	$10.38	$11.44			
Number of accumulation units outstanding at end of period	4,893	231	15			
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$11.29		$18.29	$16.24		
Value at end of period	$13.93		$20.07	$18.29		
Number of accumulation units outstanding at end of period	8,544		0	2,439		
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$10.46	$18.35	$16.25	$13.69		
Value at end of period	$13.24	$10.46	$18.35	$16.25		
Number of accumulation units outstanding at end of period	1,635	76	125	33		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.24					
Value at end of period	$13.10					
Number of accumulation units outstanding at end of period	2,812					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$9.98	$13.89				
Value at end of period	$12.49	$9.98				
Number of accumulation units outstanding at end of period	16,194	10				
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period		$12.24	$12.54	$11.99		
Value at end of period		$7.39	$12.24	$12.54		
Number of accumulation units outstanding at end of period		0	641	640		
ING LORD ABBETT AFFILIATED PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$7.02					
Value at end of period	$8.36					
Number of accumulation units outstanding at end of period	51,442					
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$8.05	$13.56	$13.62			
Value at end of period	$10.32	$8.05	$13.56			
Number of accumulation units outstanding at end of period	613	23	9			
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.08					
Value at end of period	$11.60					
Number of accumulation units outstanding at end of period	462					
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$8.62	$14.54	$13.74	$11.73	$11.23	
Value at end of period	$11.95	$8.62	$14.54	$13.74	$11.73	
Number of accumulation units outstanding at end of period	21,131	15,806	19,345	18,664	19,149	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$8.72	$9.40				
Value at end of period	$10.53	$8.72				
Number of accumulation units outstanding at end of period	0	3,831				
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$11.73	$11.81	$10.84	$10.47	$10.30	$10.00
Value at end of period	$13.15	$11.73	$11.81	$10.84	$10.47	$10.30
Number of accumulation units outstanding at end of period	27,386	25,259	25,287	26,371	22,213	10,556
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.40	$9.24	$9.24			
Value at end of period	$7.16	$6.40	$9.24			
Number of accumulation units outstanding at end of period	2,042	921	240			
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$7.39	$10.92				
Value at end of period	$9.13	$7.39				
Number of accumulation units outstanding at end of period	152	302				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIONEER MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$7.74					
Value at end of period	$9.28					
Number of accumulation units outstanding at end of period	21,565					
ING REAL ESTATE FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period		$16.04	$19.31	$14.26	$12.76	$10.46
Value at end of period		$10.36	$16.04	$19.31	$14.26	$12.76
Number of accumulation units outstanding at end of period		0	254	254	0	2,984
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.97					
Value at end of period	$8.21					
Number of accumulation units outstanding at end of period	667					
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$8.88	$12.23	$11.78	$11.01		
Value at end of period	$10.80	$8.88	$12.23	$11.78		
Number of accumulation units outstanding at end of period	241,683	229,066	223,823	3,937		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$8.35	$12.70	$12.23	$11.37		
Value at end of period	$10.42	$8.35	$12.70	$12.23		
Number of accumulation units outstanding at end of period	142,644	136,123	125,967	433		
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$8.23	$13.16	$13.10			
Value at end of period	$10.48	$8.23	$13.16			
Number of accumulation units outstanding at end of period	82,460	76,648	73,493			
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$8.12	$13.59	$12.93	$11.68		
Value at end of period	$10.46	$8.12	$13.59	$12.93		
Number of accumulation units outstanding at end of period	21,464	18,535	9,792	367		
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$9.52	$11.51	$11.25			
Value at end of period	$11.09	$9.52	$11.51			
Number of accumulation units outstanding at end of period	271,604	305,683	349,822			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$9.39	$12.36	$11.75	$10.91	$10.87	
Value at end of period	$11.00	$9.39	$12.36	$11.75	$10.91	
Number of accumulation units outstanding at end of period	2,869	2,869	2,899	2,805	72	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$8.61	$13.54	$12.97	$11.53	$11.39	
Value at end of period	$10.71	$8.61	$13.54	$12.97	$11.53	
Number of accumulation units outstanding at end of period	2,028	2,026	2,338	2,127	855	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$8.97	$12.98	$12.38	$11.20	$11.14	
Value at end of period	$10.86	$8.97	$12.98	$12.38	$11.20	
Number of accumulation units outstanding at end of period	1,167	1,246	1,278	960	357	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.37	$13.00	$12.96			
Value at end of period	$12.42	$9.37	$13.00			
Number of accumulation units outstanding at end of period	1,854	457	69			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$9.01	$14.09	$13.74	$11.60	$11.44	
Value at end of period	$11.20	$9.01	$14.09	$13.74	$11.60	
Number of accumulation units outstanding at end of period	4,729	4,201	3,404	2,906	1,867	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$7.97	$13.89	$12.73	$11.31	$10.84	
Value at end of period	$11.32	$7.97	$13.89	$12.73	$11.31	
Number of accumulation units outstanding at end of period	17,282	14,305	15,796	15,364	14,356	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.88					
Value at end of period	$13.40					
Number of accumulation units outstanding at end of period	21,713					
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$8.26	$11.74				
Value at end of period	$10.56	$8.26				
Number of accumulation units outstanding at end of period	5,469	4				
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$7.91					
Value at end of period	$10.90					
Number of accumulation units outstanding at end of period	4,730					
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.99	$12.55				
Value at end of period	$9.97	$6.99				
Number of accumulation units outstanding at end of period	41	302				
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$15.65	$30.30	$29.79			
Value at end of period	$28.25	$15.65	$30.30			
Number of accumulation units outstanding at end of period	2,111	2,073	741			
PAX WORLD BALANCED FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$9.43					
Value at end of period	$11.56					
Number of accumulation units outstanding at end of period	7,165					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$10.44	$11.69				
Value at end of period	$12.27	$10.44				
Number of accumulation units outstanding at end of period	4,365	215				
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$7.78	$12.43	$11.70	$10.65	$10.47	$9.82
Value at end of period	$12.52	$7.78	$12.43	$11.70	$10.65	$10.47
Number of accumulation units outstanding at end of period	13,715	12,895	16,279	15,796	18,812	5,075
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$11.17					
Value at end of period	$13.94					
Number of accumulation units outstanding at end of period	14,081					
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.01	$14.90	$14.80			
Value at end of period	$12.04	$9.01	$14.90			
Number of accumulation units outstanding at end of period	39,038	908	290			
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$9.83	$13.94	$13.55	$11.35	$11.32	
Value at end of period	$12.14	$9.83	$13.94	$13.55	$11.35	
Number of accumulation units outstanding at end of period	6,445	5,980	6,688	6,224	2,996	

TABLE 9

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$25.24	$35.48	$33.97			
Value at end of period	$31.96	$25.24	$35.48			
Number of accumulation units outstanding at end of period	614	914	1,130			
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$10.28	$14.26	$13.06	$11.83	$11.08	$10.25
Value at end of period	$13.29	$10.28	$14.26	$13.06	$11.83	$11.08
Number of accumulation units outstanding at end of period	12,752	11,543	15,455	16,112	15,422	17,647
ALGER GREEN FUND						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$7.13					
Value at end of period	$8.26					
Number of accumulation units outstanding at end of period	5,230					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.94	$13.50	$13.87			
Value at end of period	$9.54	$7.94	$13.50			
Number of accumulation units outstanding at end of period	3,327	6,593	2,444			
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$11.05		$15.50	$13.76		
Value at end of period	$14.68		$16.33	$15.50		
Number of accumulation units outstanding at end of period	382		0	4,226		
AMANA GROWTH FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$12.09					
Value at end of period	$12.30					
Number of accumulation units outstanding at end of period	47					
AMERICAN BALANCED FUND®						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.36	$12.70	$12.02	$10.84	$10.59	$9.97
Value at end of period	$11.25	$9.36	$12.70	$12.02	$10.84	$10.59
Number of accumulation units outstanding at end of period	8,334	2,362	3,647	4,232	7,050	4,474
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$10.39					
Value at end of period	$10.72					
Number of accumulation units outstanding at end of period	1,151					
ARIEL APPRECIATION FUND						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$7.05	$7.35		$11.16	$10.94	$9.96
Value at end of period	$11.40	$7.05		$12.28	$11.16	$10.94
Number of accumulation units outstanding at end of period	791	90		0	10,606	8,012
ARTISAN INTERNATIONAL FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$13.47					
Value at end of period	$13.31					
Number of accumulation units outstanding at end of period	42					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$12.23					
Value at end of period	$12.65					
Number of accumulation units outstanding at end of period	46					
CAPITAL WORLD GROWTH AND INCOME FUND℠						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$12.87					
Value at end of period	$12.85					
Number of accumulation units outstanding at end of period	1,080					
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$5.59					
Value at end of period	$8.01					
Number of accumulation units outstanding at end of period	279					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
CRM MID CAP VALUE FUND						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$11.99					
Value at end of period	$12.15					
Number of accumulation units outstanding at end of period	118					
EATON VANCE LARGE-CAP VALUE FUND						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$11.75					
Value at end of period	$12.21					
Number of accumulation units outstanding at end of period	1,034					
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$11.69	$19.81	$16.79	$13.90	$11.57	$10.10
Value at end of period	$16.13	$11.69	$19.81	$16.79	$13.90	$11.57
Number of accumulation units outstanding at end of period	38,673	28,232	32,345	17,403	15,396	12,073
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$9.51	$13.26		$12.77	$11.65	$10.30
Value at end of period	$12.25	$9.51		$15.39	$12.77	$11.65
Number of accumulation units outstanding at end of period	0	968		0	3,603	2,719
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.72	$17.06	$14.64	$13.22	$11.41	$10.20
Value at end of period	$13.07	$9.72	$17.06	$14.64	$13.22	$11.41
Number of accumulation units outstanding at end of period	36,492	35,797	40,579	36,898	11,040	8,559
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$7.80	$13.73	$13.64	$11.64		
Value at end of period	$10.07	$7.80	$13.73	$13.64		
Number of accumulation units outstanding at end of period	16,037	10,882	135	952		
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$7.21	$10.67				
Value at end of period	$9.17	$7.21				
Number of accumulation units outstanding at end of period	4,605	4,256				
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$9.89	$14.86	$15.33	$14.16		
Value at end of period	$12.68	$9.89	$14.86	$15.33		
Number of accumulation units outstanding at end of period	2,888	4,391	14,341	15,278		
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$7.83	$14.21	$12.81	$12.61		
Value at end of period	$11.53	$8.11	$14.21	$12.81		
Number of accumulation units outstanding at end of period	177	0	11,457	8,746		
FUNDAMENTAL INVESTORS^{SM}						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$5.69					
Value at end of period	$8.09					
Number of accumulation units outstanding at end of period	2,800					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$10.21	$13.25				
Value at end of period	$13.78	$10.21				
Number of accumulation units outstanding at end of period	2,620	4,146				
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.44	$10.99	$10.67			
Value at end of period	$8.61	$6.44	$10.99			
Number of accumulation units outstanding at end of period	19,931	13,944	3,296			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$9.23	$15.79	$14.95	$12.81		
Value at end of period	$12.41	$9.23	$15.79	$14.95		
Number of accumulation units outstanding at end of period	21,831	30,352	7,836	4,837		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$7.98	$13.35	$12.48			
Value at end of period	$12.11	$7.98	$13.35			
Number of accumulation units outstanding at end of period	13,862	3,206	4,249			
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$6.18	$10.12	$12.36	$10.42		
Value at end of period	$8.35	$6.18	$10.12	$12.36		
Number of accumulation units outstanding at end of period	8,180	6,278	2,250	17,241		
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.80	$10.36	$10.69			
Value at end of period	$8.44	$6.80	$10.36			
Number of accumulation units outstanding at end of period	2,041	4,050	2,060			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$7.66	$12.67	$12.22	$10.98		
Value at end of period	$10.03	$7.66	$12.67	$12.22		
Number of accumulation units outstanding at end of period	5,360	4,825	0	5,310		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$9.75	$13.75	$12.74	$11.56		
Value at end of period	$11.63	$9.75	$13.75	$12.74		
Number of accumulation units outstanding at end of period	1,112	275	128	2,582		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$9.10	$15.03	$13.21	$12.18		
Value at end of period	$12.59	$9.10	$15.03	$13.21		
Number of accumulation units outstanding at end of period	10,659	10,060	590	4,825		
ING GLOBAL REAL ESTATE FUND						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$13.87					
Value at end of period	$14.00					
Number of accumulation units outstanding at end of period	103					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING GNMA INCOME FUND						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$12.07	$11.35	$10.78	$10.36		
Value at end of period	$12.61	$12.07	$11.35	$10.78		
Number of accumulation units outstanding at end of period	8,642	13,957	3,141	4,566		
ING GROWTH AND INCOME FUND						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$9.75					
Value at end of period	$13.63					
Number of accumulation units outstanding at end of period	118					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$8.28	$13.30	$12.78	$11.26	$10.78	$9.93
Value at end of period	$10.11	$8.28	$13.30	$12.78	$11.26	$10.78
Number of accumulation units outstanding at end of period	18,247	17,295	13,064	2,490	1,586	901
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$8.75	$14.14	$13.52	$12.27		
Value at end of period	$11.42	$8.75	$14.14	$13.52		
Number of accumulation units outstanding at end of period	9,127	7,729	2,862	659		
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$8.67	$13.18	$14.18	$12.93		
Value at end of period	$10.73	$8.67	$13.18	$14.18		
Number of accumulation units outstanding at end of period	26,729	26,993	27,104	490		
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$10.23	$11.42	$10.86	$10.51	$10.28	$10.17
Value at end of period	$11.48	$10.23	$11.42	$10.86	$10.51	$10.28
Number of accumulation units outstanding at end of period	23,103	30,601	20,544	0	7,602	5,481
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$10.36	$11.42	$10.86	$10.52	$10.29	$9.95
Value at end of period	$11.46	$10.36	$11.42	$10.86	$10.52	$10.29
Number of accumulation units outstanding at end of period	103,996	109,387	99,263	11,930	1,267	1,029
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$7.50					
Value at end of period	$7.54					
Number of accumulation units outstanding at end of period	170					
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.60	$20.03	$19.44			
Value at end of period	$13.89	$9.60	$20.03			
Number of accumulation units outstanding at end of period	7,856	7,239	5,379			
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$10.43	$18.32	$17.73			
Value at end of period	$13.20	$10.43	$18.32			
Number of accumulation units outstanding at end of period	7,320	7,406	9,051			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JANUS CONTRARIAN PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$5.05					
Value at end of period	$7.26					
Number of accumulation units outstanding at end of period	40					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$6.92					
Value at end of period	$13.08					
Number of accumulation units outstanding at end of period	13,835					
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$9.96	$14.95	$14.68	$13.28		
Value at end of period	$12.45	$9.96	$14.95	$14.68		
Number of accumulation units outstanding at end of period	3,914	6,889	1,624	3,682		
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.11	$11.26	$11.34			
Value at end of period	$8.40	$7.11	$11.26			
Number of accumulation units outstanding at end of period	7,935	26,411	9,267			
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$8.03	$11.34				
Value at end of period	$10.30	$8.03				
Number of accumulation units outstanding at end of period	802	796				
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.26	$18.45	$19.10			
Value at end of period	$12.66	$9.26	$18.45			
Number of accumulation units outstanding at end of period	4,231	1,811	105			
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.86	$12.78	$12.81			
Value at end of period	$11.56	$9.86	$12.78			
Number of accumulation units outstanding at end of period	20	224	80			
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$8.60	$14.52	$13.73	$11.48		
Value at end of period	$11.92	$8.60	$14.52	$13.73		
Number of accumulation units outstanding at end of period	26,412	28,612	30,559	15,152		
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$8.71	$10.48				
Value at end of period	$10.52	$8.71				
Number of accumulation units outstanding at end of period	10,869	9,967				
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$11.40		$10.61	$10.05		
Value at end of period	$12.42		$10.86	$10.61		
Number of accumulation units outstanding at end of period	3,035		0	1,708		

CFI 46

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$11.70	$11.78	$10.82	$10.46	$10.30	$10.17
Value at end of period	$13.11	$11.70	$11.78	$10.82	$10.46	$10.30
Number of accumulation units outstanding at end of period	55,899	33,070	34,881	29,286	9,708	6,879
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$6.40	$8.38				
Value at end of period	$7.14	$6.40				
Number of accumulation units outstanding at end of period	0	4,331				
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.38	$11.37	$11.56			
Value at end of period	$9.11	$7.38	$11.37			
Number of accumulation units outstanding at end of period	4,843	4,106	4,980			
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$8.04					
Value at end of period	$12.99					
Number of accumulation units outstanding at end of period	58					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.45	$11.20	$11.35			
Value at end of period	$9.27	$7.45	$11.20			
Number of accumulation units outstanding at end of period	14,426	12,176	16,071			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$7.42	$10.69				
Value at end of period	$9.23	$7.42				
Number of accumulation units outstanding at end of period	5,004	1,990				
ING REAL ESTATE FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$10.33	$16.01	$19.28	$15.53		
Value at end of period	$13.33	$10.33	$16.01	$19.28		
Number of accumulation units outstanding at end of period	5	872	5,055	6,354		
ING RUSSELL ™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.96					
Value at end of period	$8.20					
Number of accumulation units outstanding at end of period	26,432					
ING RUSSELL ™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.04					
Value at end of period	$8.25					
Number of accumulation units outstanding at end of period	30					
ING RUSSELL ™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.59					
Value at end of period	$8.76					
Number of accumulation units outstanding at end of period	28					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$10.22	$13.33				
Value at end of period	$12.97	$10.22				
Number of accumulation units outstanding at end of period	2,224	12				
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$8.87	$12.22	$11.77	$10.88		
Value at end of period	$10.78	$8.87	$12.22	$11.77		
Number of accumulation units outstanding at end of period	81,557	49,798	37,850	8,030		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$8.33	$12.68	$12.22	$11.11		
Value at end of period	$10.40	$8.33	$12.68	$12.22		
Number of accumulation units outstanding at end of period	196,688	87,095	49,707	19,999		
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$8.21	$13.14	$12.57	$11.27		
Value at end of period	$10.46	$8.21	$13.14	$12.57		
Number of accumulation units outstanding at end of period	159,668	50,713	44,864	34,519		
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$8.11	$13.57	$12.92	$11.52		
Value at end of period	$10.43	$8.11	$13.57	$12.92		
Number of accumulation units outstanding at end of period	60,531	42,430	27,758	12,541		
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$9.50	$11.50	$11.01	$10.43		
Value at end of period	$11.06	$9.50	$11.50	$11.01		
Number of accumulation units outstanding at end of period	51,324	25,951	23,596	4,425		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$9.37	$12.33	$11.73	$10.90	$10.56	$10.06
Value at end of period	$10.97	$9.37	$12.33	$11.73	$10.90	$10.56
Number of accumulation units outstanding at end of period	1,338	9,619	48,249	1,062	413	235
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$8.59	$13.52	$12.95	$11.52	$10.91	$9.93
Value at end of period	$10.68	$8.59	$13.52	$12.95	$11.52	$10.91
Number of accumulation units outstanding at end of period	8,729	8,034	54,737	27,296	1,258	880
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$8.95	$12.95	$12.36	$11.19	$10.76	$10.02
Value at end of period	$10.83	$8.95	$12.95	$12.36	$11.19	$10.76
Number of accumulation units outstanding at end of period	37,759	55,237	61,033	9,583	176	32
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$9.36	$12.99	$13.40			
Value at end of period	$12.39	$9.36	$12.99			
Number of accumulation units outstanding at end of period	77,169	68,703	20,046			

CFI 48

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$7.72	$13.67	$13.52			
Value at end of period	$11.21	$7.72	$13.67			
Number of accumulation units outstanding at end of period	14,065	9,311	11,455			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$8.99	$14.06	$13.72	$11.59	$11.22	$10.30
Value at end of period	$11.17	$8.99	$14.06	$13.72	$11.59	$11.22
Number of accumulation units outstanding at end of period	21,500	10,675	3,984	6,682	2,593	1,791
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$7.95	$13.86	$13.75			
Value at end of period	$11.28	$7.95	$13.86			
Number of accumulation units outstanding at end of period	22,178	43,180	22,751			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$10.14	$13.42				
Value at end of period	$13.37	$10.14				
Number of accumulation units outstanding at end of period	199	2,324				
ING U.S. BOND INDEX® PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$10.18					
Value at end of period	$10.75					
Number of accumulation units outstanding at end of period	536					
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$8.24	$13.03	$13.40	$11.88		
Value at end of period	$10.53	$8.24	$13.03	$13.40		
Number of accumulation units outstanding at end of period	58,941	61,633	77,212	5,956		
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$8.75					
Value at end of period	$8.75					
Number of accumulation units outstanding at end of period	436					
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$8.64	$14.37	$15.99			
Value at end of period	$10.87	$8.64	$14.37			
Number of accumulation units outstanding at end of period	3,467	3,469	4,785			
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$11.95	$17.45	$15.91	$13.31	$11.84	$10.37
Value at end of period	$15.40	$11.95	$17.45	$15.91	$13.31	$11.84
Number of accumulation units outstanding at end of period	17,324	14,917	18,185	17,820	26,840	21,591
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$13.01	$17.89	$18.10			
Value at end of period	$15.62	$13.01	$17.89			
Number of accumulation units outstanding at end of period	20,036	19,734	5,860			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.95	$11.47	$11.48			
Value at end of period	$8.98	$6.95	$11.47			
Number of accumulation units outstanding at end of period	15,321	9,517	4,830			
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$10.37	$16.82	$14.62	$12.70		
Value at end of period	$14.14	$10.37	$16.82	$14.62		
Number of accumulation units outstanding at end of period	10,762	6,236	10,684	14,643		
OPCAP MID CAP PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$5.69	$9.11				
Value at end of period	$7.83	$5.69				
Number of accumulation units outstanding at end of period	4,084	1,237				
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$6.97	$12.98	$11.49	$10.76	$10.35	$9.62
Value at end of period	$9.94	$6.97	$12.98	$11.49	$10.76	$10.35
Number of accumulation units outstanding at end of period	0	19,204	0	495	2,336	1,490
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$15.61	$22.51				
Value at end of period	$28.17	$15.61				
Number of accumulation units outstanding at end of period	2,345	6,501				
PAX WORLD BALANCED FUND						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$9.56	$13.90	$12.79	$11.79		
Value at end of period	$11.52	$9.56	$13.90	$12.79		
Number of accumulation units outstanding at end of period	14,314	14,249	13,354	5,564		
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$10.42	$11.68				
Value at end of period	$12.24	$10.42				
Number of accumulation units outstanding at end of period	9,823	14,150				
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$5.30	$11.19				
Value at end of period	$9.17	$5.30				
Number of accumulation units outstanding at end of period	3,061	2,949				
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$7.76	$12.40	$11.68	$10.89		
Value at end of period	$12.48	$7.76	$12.40	$11.68		
Number of accumulation units outstanding at end of period	14,250	14,364	13,741	7,381		
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$9.55	$14.73	$14.79	$12.42	$11.64	$10.37
Value at end of period	$13.87	$9.55	$14.73	$14.79	$12.42	$11.64
Number of accumulation units outstanding at end of period	0	12,382	0	7,996	1,442	907

CFI 50

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.34	$17.46	$14.99	$12.59	$11.46	$9.94
Value at end of period	$13.89	$9.34	$17.46	$14.99	$12.59	$11.46
Number of accumulation units outstanding at end of period	11,162	12,145	13,910	13,973	13,384	12,691
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$8.99	$14.87	$13.52	$12.28	$10.84	$9.91
Value at end of period	$12.00	$8.99	$14.87	$13.52	$12.28	$10.84
Number of accumulation units outstanding at end of period	97,630	82,513	56,646	47,231	24,464	19,477
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.80	$13.92	$14.28			
Value at end of period	$12.10	$9.80	$13.92			
Number of accumulation units outstanding at end of period	12,518	26,878	12,097			
VANGUARD® EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.76	$14.28	$13.81	$11.57	$11.23	$10.11
Value at end of period	$11.27	$9.76	$14.28	$13.81	$11.57	$11.23
Number of accumulation units outstanding at end of period	11,334	9,715	15,814	15,939	20,239	18,284
WANGER USA						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$13.17					
Value at end of period	$13.36					
Number of accumulation units outstanding at end of period	112					
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$8.83	$13.31	$12.91	$11.03	$10.75	$9.97
Value at end of period	$10.42	$8.83	$13.31	$12.91	$11.03	$10.75
Number of accumulation units outstanding at end of period	42,549	42,507	20,720	25,930	28,245	22,663

TABLE 10
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period		$14.23	$13.04	$11.66	
Value at end of period		$10.25	$14.23	$13.04	
Number of accumulation units outstanding at end of period		0	60	31	
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period		$16.30	$15.48	$13.35	
Value at end of period		$11.90	$16.30	$15.48	
Number of accumulation units outstanding at end of period		0	50	31	

CFI 51

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ARIEL FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period		$12.51	$12.84	$11.67	
Value at end of period		$6.41	$12.51	$12.84	
Number of accumulation units outstanding at end of period		0	55	30	
ARTISAN INTERNATIONAL FUND					
(Funds were first received in this option during December 2009)					
Value at beginning of period	$13.16				
Value at end of period	$13.31				
Number of accumulation units outstanding at end of period	7				
CAPITAL WORLD GROWTH AND INCOME FUNDSM					
(Funds were first received in this option during December 2009)					
Value at beginning of period	$12.74				
Value at end of period	$12.84				
Number of accumulation units outstanding at end of period	48				
EATON VANCE LARGE-CAP VALUE FUND					
(Funds were first received in this option during December 2009)					
Value at beginning of period	$12.25				
Value at end of period	$12.21				
Number of accumulation units outstanding at end of period	67				
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$11.66	$19.77	$16.77	$14.78	
Value at end of period	$16.08	$11.66	$19.77	$16.77	
Number of accumulation units outstanding at end of period	16,563	22,505	13,107	12,509	
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$9.70	$17.03	$14.62	$13.21	$12.21
Value at end of period	$13.03	$9.70	$17.03	$14.62	$13.21
Number of accumulation units outstanding at end of period	23,028	45,442	44,585	41,013	6,802
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$7.78	$13.70	$13.62	$12.01	
Value at end of period	$10.04	$7.78	$13.70	$13.62	
Number of accumulation units outstanding at end of period	4,485	27,356	28,773	26,550	
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$9.86	$14.83	$15.31	$14.43	
Value at end of period	$12.64	$9.86	$14.83	$15.31	
Number of accumulation units outstanding at end of period	1,849	6,074	7,625	6,842	
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$8.09	$14.18	$12.79	$11.29	
Value at end of period	$11.50	$8.09	$14.18	$12.79	
Number of accumulation units outstanding at end of period	1,854	0	424	223	
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$9.21	$15.76	$14.93	$13.03	$12.06
Value at end of period	$12.38	$9.21	$15.76	$14.93	$13.03
Number of accumulation units outstanding at end of period	5,957	7,904	7,365	6,426	246

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$7.96	$12.27			
Value at end of period	$12.08	$7.96			
Number of accumulation units outstanding at end of period	5,121	192			
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$6.17	$11.30			
Value at end of period	$8.34	$6.17			
Number of accumulation units outstanding at end of period	6,823	2,132			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$9.73	$13.73	$12.73	$11.57	
Value at end of period	$11.61	$9.73	$13.73	$12.73	
Number of accumulation units outstanding at end of period	0	14,533	11,832	9,986	
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$9.08	$14.41			
Value at end of period	$12.56	$9.08			
Number of accumulation units outstanding at end of period	17,244	12,977			
ING GNMA INCOME FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.04	$11.33	$10.76	$10.38	$10.24
Value at end of period	$12.57	$12.04	$11.33	$10.76	$10.38
Number of accumulation units outstanding at end of period	337	337	2,570	2,398	2,945
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$8.73	$14.11	$13.50	$12.75	
Value at end of period	$11.38	$8.73	$14.11	$13.50	
Number of accumulation units outstanding at end of period	1,375	8,061	12,499	11,909	
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.65	$13.15	$14.16	$12.56	$11.73
Value at end of period	$10.70	$8.65	$13.15	$14.16	$12.56
Number of accumulation units outstanding at end of period	1,051	5,303	12,874	11,485	3,698
ING INTERMEDIATE BOND FUND					
(Funds were first received in this option during May 2009)					
Value at beginning of period	$10.35				
Value at end of period	$11.45				
Number of accumulation units outstanding at end of period	19				
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$10.33	$11.39	$10.84	$10.44	
Value at end of period	$11.43	$10.33	$11.39	$10.84	
Number of accumulation units outstanding at end of period	53,056	55,534	43,927	43,589	
ING INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$10.41	$17.72			
Value at end of period	$13.16	$10.41			
Number of accumulation units outstanding at end of period	699	587			

CFI 53

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$7.66	$15.49			
Value at end of period	$13.05	$7.66			
Number of accumulation units outstanding at end of period	5,745	3,608			
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during December 2009)					
Value at beginning of period	$12.43				
Value at end of period	$12.41				
Number of accumulation units outstanding at end of period	51				
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.10	$11.25	$11.33		
Value at end of period	$8.39	$7.10	$11.25		
Number of accumulation units outstanding at end of period	205	132	352		
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS S)					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$7.06	$10.68			
Value at end of period	$8.33	$7.06			
Number of accumulation units outstanding at end of period	22,115	21,129			
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.02	$12.55			
Value at end of period	$10.27	$8.02			
Number of accumulation units outstanding at end of period	3,317	2,972			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$9.24	$17.79			
Value at end of period	$12.63	$9.24			
Number of accumulation units outstanding at end of period	767	777			
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$9.84	$12.76	$12.34	$11.30	
Value at end of period	$11.53	$9.84	$12.76	$12.34	
Number of accumulation units outstanding at end of period	38,652	37,198	2,540	2,431	
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$8.59	$14.50	$13.72	$12.06	
Value at end of period	$11.89	$8.59	$14.50	$13.72	
Number of accumulation units outstanding at end of period	4,525	12,782	12,544	10,933	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.71	$10.66			
Value at end of period	$10.50	$8.71			
Number of accumulation units outstanding at end of period	4,263	3,972			
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.35	$11.07			
Value at end of period	$12.40	$8.35			
Number of accumulation units outstanding at end of period	10,750	4,406			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$11.67	$11.76	$10.81	$10.45	$10.34
Value at end of period	$13.07	$11.67	$11.76	$10.81	$10.45
Number of accumulation units outstanding at end of period	2,107	22,842	29,634	26,196	10,130
ING PIONEER FUND PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.37	$11.36	$11.56		
Value at end of period	$9.09	$7.37	$11.36		
Number of accumulation units outstanding at end of period	0	13,362	12,315		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.44	$11.19	$11.34		
Value at end of period	$9.25	$7.44	$11.19		
Number of accumulation units outstanding at end of period	0	5,818	8,045		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$7.41	$10.74			
Value at end of period	$9.21	$7.41			
Number of accumulation units outstanding at end of period	1,055	861			
ING REAL ESTATE FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$10.31	$15.98	$19.25	$14.23	$13.10
Value at end of period	$13.29	$10.31	$15.98	$19.25	$14.23
Number of accumulation units outstanding at end of period	4,183	7,162	9,299	9,890	3,367
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$6.96				
Value at end of period	$8.20				
Number of accumulation units outstanding at end of period	5,531				
ING SMALL COMPANY PORTFOLIO					
Value at beginning of period	$10.19				
Value at end of period	$12.93				
Number of accumulation units outstanding at end of period	1,592				
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.85	$12.11			
Value at end of period	$10.75	$8.85			
Number of accumulation units outstanding at end of period	70,945	55,806			
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.32	$12.36			
Value at end of period	$10.37	$8.32			
Number of accumulation units outstanding at end of period	122,241	107,218			
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.20	$12.71			
Value at end of period	$10.43	$8.20			
Number of accumulation units outstanding at end of period	105,691	95,572			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.09	$13.05			
Value at end of period	$10.41	$8.09			
Number of accumulation units outstanding at end of period	26,508	17,806			
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$9.49	$11.57			
Value at end of period	$11.04	$9.49			
Number of accumulation units outstanding at end of period	16,510	23,710			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$9.34	$12.31	$11.72	$11.01	
Value at end of period	$10.94	$9.34	$12.31	$11.72	
Number of accumulation units outstanding at end of period	0	12,140	13,328	16,507	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$8.56	$13.49	$12.93	$11.82	
Value at end of period	$10.65	$8.56	$13.49	$12.93	
Number of accumulation units outstanding at end of period	3	24,251	23,216	19,123	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$8.92	$12.93	$12.34	$11.40	
Value at end of period	$10.80	$8.92	$12.93	$12.34	
Number of accumulation units outstanding at end of period	41,872	74,117	27,484	22,537	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$9.34	$13.07			
Value at end of period	$12.36	$9.34			
Number of accumulation units outstanding at end of period	29,923	23,685			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$6.81	$12.05	$10.69	$9.99	
Value at end of period	$9.92	$6.81	$12.05	$10.69	
Number of accumulation units outstanding at end of period	3	0	57	20	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$7.70	$13.65	$12.14	$11.20	$10.22
Value at end of period	$11.18	$7.70	$13.65	$12.14	$11.20
Number of accumulation units outstanding at end of period	101	5,339	6,516	6,127	661
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.96	$13.56			
Value at end of period	$11.13	$8.96			
Number of accumulation units outstanding at end of period	4,031	3,492			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$7.60	$12.47			
Value at end of period	$9.96	$7.60			
Number of accumulation units outstanding at end of period	330	277			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.62	$14.34	$14.38	$12.89	$11.96
Value at end of period	$10.84	$8.62	$14.34	$14.38	$12.89
Number of accumulation units outstanding at end of period	2,931	4,635	14,784	13,482	12,264
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$11.92	$17.42	$15.89	$13.29	$12.32
Value at end of period	$15.36	$11.92	$17.42	$15.89	$13.29
Number of accumulation units outstanding at end of period	1,045	1,587	5,494	4,909	4,324
MASSACHUSETTS INVESTORS GROWTH STOCK FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.03	$12.84	$11.61	$10.89	$10.34
Value at end of period	$11.19	$8.03	$12.84	$11.61	$10.89
Number of accumulation units outstanding at end of period	3,517	9,603	20,768	19,180	15,483
MUTUAL GLOBAL DISCOVERY FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.98	$17.85	$16.21	$13.27	$12.27
Value at end of period	$15.58	$12.98	$17.85	$16.21	$13.27
Number of accumulation units outstanding at end of period	6,920	8,471	17,311	15,972	14,771
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$6.94	$11.21			
Value at end of period	$8.97	$6.94			
Number of accumulation units outstanding at end of period	16,034	15,562			
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$10.34	$16.26			
Value at end of period	$14.10	$10.34			
Number of accumulation units outstanding at end of period	8,819	5,703			
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$6.96	$12.96	$11.48	$10.75	$10.09
Value at end of period	$9.92	$6.96	$12.96	$11.48	$10.75
Number of accumulation units outstanding at end of period	1,458	2,077	7,224	6,916	6,530
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$15.57	$30.19	$22.72	$18.29	$15.54
Value at end of period	$28.09	$15.57	$30.19	$22.72	$18.29
Number of accumulation units outstanding at end of period	1,352	15,453	18,497	15,870	3,933
PAX WORLD BALANCED FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$9.54	$13.87	$12.77	$11.62	$11.12
Value at end of period	$11.49	$9.54	$13.87	$12.77	$11.62
Number of accumulation units outstanding at end of period	4,876	15,633	13,933	12,040	8
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2009)					
Value at beginning of period	$12.23				
Value at end of period	$12.22				
Number of accumulation units outstanding at end of period	54				

CFI 57

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$7.74	$12.38	$11.66	$10.63	$10.39
Value at end of period	$12.45	$7.74	$12.38	$11.66	$10.63
Number of accumulation units outstanding at end of period	227	227	1,653	1,489	1,540
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$9.52	$14.70	$14.77	$12.41	$11.40
Value at end of period	$13.83	$9.52	$14.70	$14.77	$12.41
Number of accumulation units outstanding at end of period	759	760	442	259	188
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$9.32	$17.42	$14.97	$12.58	$11.82
Value at end of period	$13.85	$9.32	$17.42	$14.97	$12.58
Number of accumulation units outstanding at end of period	1,993	2,746	8,973	8,310	7,803
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.97	$14.84	$13.50	$12.27	$11.24
Value at end of period	$11.96	$8.97	$14.84	$13.50	$12.27
Number of accumulation units outstanding at end of period	18,254	39,596	30,667	27,334	8,574
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$9.78	$13.89	$13.51	$11.74	
Value at end of period	$12.07	$9.78	$13.89	$13.51	
Number of accumulation units outstanding at end of period	3,717	13,921	17,293	16,742	
WANGER INTERNATIONAL					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$5.68	$10.26			
Value at end of period	$8.44	$5.68			
Number of accumulation units outstanding at end of period	199	152			
WASHINGTON MUTUAL INVESTORS FUND^SM					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.81	$13.28	$12.89	$11.02	$10.46
Value at end of period	$10.39	$8.81	$13.28	$12.89	$11.02
Number of accumulation units outstanding at end of period	3,739	5,536	19,727	18,101	16,633

TABLE 11
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during April 2009)					
Value at beginning of period	$23.79				
Value at end of period	$31.82				
Number of accumulation units outstanding at end of period	6				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$9.71				
Value at end of period	$13.21				
Number of accumulation units outstanding at end of period	1,079				
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$13.73			$13.14	$11.65
Value at end of period	$14.59			$15.46	$13.14
Number of accumulation units outstanding at end of period	198			0	20,659
AMERICAN BALANCED FUND®					
(Funds were first received in this option during January 2005)					
Value at beginning of period		$12.65	$11.98	$10.82	$10.43
Value at end of period		$9.32	$12.65	$11.98	$10.82
Number of accumulation units outstanding at end of period		0	6,635	0	7,727
ARIEL APPRECIATION FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$702	$11.96	$12.24	$11.14	$10.73
Value at end of period	$11.33	$7.02	$11.96	$12.24	$11.14
Number of accumulation units outstanding at end of period	385	0	6,173	21	2,938
ARIEL FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period				$11.73	$11.35
Value at end of period				$12.82	$11.73
Number of accumulation units outstanding at end of period				0	2,313
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$11.63	$19.73	$16.74	$14.40	
Value at end of period	$16.03	$11.63	$19.73	$16.74	
Number of accumulation units outstanding at end of period	16,263	8,988	14,808	155	
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$9.67	$16.99	$14.60	$13.20	$11.92
Value at end of period	$12.99	$9.67	$16.99	$14.60	$13.20
Number of accumulation units outstanding at end of period	51,925	4,741	15,863	3,353	3,852
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$7.76	$12.56		$11.43	$10.64
Value at end of period	$10.01	$7.76		$13.60	$11.43
Number of accumulation units outstanding at end of period	29,416	108		0	961
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.84	$14.80	$15.29	$13.17	$11.86
Value at end of period	$12.60	$9.84	$14.80	$15.29	$13.17
Number of accumulation units outstanding at end of period	8,110	2,596	0	648	14,856
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$7.85			$11.98	$10.52
Value at end of period	$11.46			$12.78	$11.98
Number of accumulation units outstanding at end of period	547			0	1,606

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
FUNDAMENTAL INVESTORS℠					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$5.76				
Value at end of period	$8.07				
Number of accumulation units outstanding at end of period	349				
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$10.16	$13.92	$15.76		
Value at end of period	$13.70	$10.16	$13.92		
Number of accumulation units outstanding at end of period	277	0	2,141		
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.43	$10.97	$10.65		
Value at end of period	$8.58	$6.43	$10.97		
Number of accumulation units outstanding at end of period	1,011	2,816	12,981		
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.18	$15.72	$14.91	$13.01	$12.00
Value at end of period	$12.34	$9.18	$15.72	$14.91	$13.01
Number of accumulation units outstanding at end of period	9,734	2,377	10,620	3,567	9,945
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$7.94		$11.26	$11.09	
Value at end of period	$12.04		$13.30	$11.26	
Number of accumulation units outstanding at end of period	237		0	1,683	
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.17	$10.10	$10.42		
Value at end of period	$8.32	$6.17	$10.10		
Number of accumulation units outstanding at end of period	4,726	6,756	4,073		
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.98	$12.62	$12.45		
Value at end of period	$9.97	$7.62	$12.62		
Number of accumulation units outstanding at end of period	1,287	0	173		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$9.08		$12.72	$11.71	
Value at end of period	$11.58		$13.71	$12.72	
Number of accumulation units outstanding at end of period	14,647		0	501	
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$9.06	$14.99	$13.19	$11.87	$11.64
Value at end of period	$12.53	$9.06	$14.99	$13.19	$11.87
Number of accumulation units outstanding at end of period	5,875	1,885	3,077	10,041	198
ING GNMA INCOME FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$12.01	$11.36		$10.37	$10.20
Value at end of period	$12.53	$12.01		$10.75	$10.37
Number of accumulation units outstanding at end of period	1,737	15		0	5,644

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING GROWTH AND INCOME FUND					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$13.16				
Value at end of period	$13.62				
Number of accumulation units outstanding at end of period	368				
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.24	$13.25	$12.74	$11.23	$10.64
Value at end of period	$10.05	$8.24	$13.25	$12.74	$11.23
Number of accumulation units outstanding at end of period	0	6,089	5,549	9,357	11,227
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$8.70	$14.08	$14.01		
Value at end of period	$11.35	$8.70	$14.08		
Number of accumulation units outstanding at end of period	9,334	1,583	517		
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$8.63	$13.13	$14.24	$12.55	$12.14
Value at end of period	$10.67	$8.63	$13.13	$14.14	$12.55
Number of accumulation units outstanding at end of period	5,820	1,000	6,279	0	3,978
ING INDEX SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during May 2009)					
Value at beginning of period	$8.04				
Value at end of period	$9.19				
Number of accumulation units outstanding at end of period	248				
ING INDEX SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during May 2009)					
Value at beginning of period	$7.30				
Value at end of period	$8.66				
Number of accumulation units outstanding at end of period	7,913				
ING INDEX SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during May 2009)					
Value at beginning of period	$6.93				
Value at end of period	$8.38				
Number of accumulation units outstanding at end of period	4,961				
ING INDEX SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during May 2009)					
Value at beginning of period	$6.55				
Value at end of period	$8.09				
Number of accumulation units outstanding at end of period	4,302				
ING INDEX SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during May 2009)					
Value at beginning of period	$9.00				
Value at end of period	$9.82				
Number of accumulation units outstanding at end of period	1,741				
ING INTERMEDIATE BOND FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period		$11.38	$10.83	$10.49	$10.34
Value at end of period		$10.18	$11.38	$10.83	$10.49
Number of accumulation units outstanding at end of period		0	4,644	0	5,536

CFI 61

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$10.31	$11.37	$10.83	$10.50	$10.44
Value at end of period	$11.39	$10.31	$11.37	$10.83	$10.50
Number of accumulation units outstanding at end of period	34,594	5,523	47	203	8,974
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.55	$19.95	$18.21	$14.52	$11.40
Value at end of period	$13.81	$9.55	$19.95	$18.21	$14.52
Number of accumulation units outstanding at end of period	74	5	4,237	0	18,353
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.65	$15.80	$15.86		
Value at end of period	$13.03	$7.65	$15.80		
Number of accumulation units outstanding at end of period	1,667	2,099	7,588		
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.91	$14.89	$14.64	$12.64	$11.84
Value at end of period	$12.38	$9.91	$14.89	$14.64	$12.64
Number of accumulation units outstanding at end of period	1,136	158	7,163	467	18,748
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period			$11.91	$11.43	$11.57
Value at end of period			$13.50	$11.91	$11.43
Number of accumulation units outstanding at end of period			0	13,651	216
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.17		$12.33	$11.09	$10.78
Value at end of period	$11.49		$12.73	$12.33	$11.09
Number of accumulation units outstanding at end of period	2,820		0	5,699	14,378
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$8.57	$14.48	$13.70	$11.71	$10.07
Value at end of period	$11.86	$8.57	$14.48	$13.70	$11.71
Number of accumulation units outstanding at end of period	13,399	0	9,500	1,086	30,439
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during January 2009)					
Value at beginning of period	$8.78				
Value at end of period	$10.49				
Number of accumulation units outstanding at end of period	7,294				
ING OPPORTUNISTIC LARGECAP PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period				$11.43	$10.56
Value at end of period				$13.17	$11.43
Number of accumulation units outstanding at end of period				0	60
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$8.34	$10.84	$10.80		
Value at end of period	$12.37	$8.34	$10.84		
Number of accumulation units outstanding at end of period	1,019	1,715	9,015		

CFI 62

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$11.65	$11.74	$10.79	$10.44	$10.30
Value at end of period	$13.04	$11.65	$11.74	$10.79	$10.44
Number of accumulation units outstanding at end of period	23,768	1,231	10,087	8,917	48,011
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.38	$9.21	$9.39		
Value at end of period	$7.12	$6.38	$9.21		
Number of accumulation units outstanding at end of period	6,976	7,453	3,665		
ING PIONEER FUND PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.36	$11.35	$11.55		
Value at end of period	$9.07	$7.36	$11.35		
Number of accumulation units outstanding at end of period	16,372	867	8,203		
ING PIONEER FUND PORTFOLIO (CLASS S)					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$7.33	$7.29			
Value at end of period	$9.04	$7.33			
Number of accumulation units outstanding at end of period	0	65			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.43	$11.19	$11.34		
Value at end of period	$9.23	$7.43	$11.19		
Number of accumulation units outstanding at end of period	9,468	3,558	8,194		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$7.40	$10.10			
Value at end of period	$9.19	$7.40			
Number of accumulation units outstanding at end of period	1,214	615			
ING REAL ESTATE FUND					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$10.28	$15.95	$19.22	$14.22	$12.10
Value at end of period	$13.25	$10.28	$15.95	$19.22	$14.22
Number of accumulation units outstanding at end of period	6,495	67	0	6,982	22,148
ING SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.17	$14.83	$15.30		
Value at end of period	$12.89	$10.17	$14.83		
Number of accumulation units outstanding at end of period	4	4	4		
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$8.84	$12.19	$11.82		
Value at end of period	$10.73	$8.84	$12.19		
Number of accumulation units outstanding at end of period	30,162	29,290	5,796		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$8.30	$12.65	$12.31		
Value at end of period	$10.35	$8.30	$12.65		
Number of accumulation units outstanding at end of period	36,490	15,147	29,960		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.18	$13.10	$12.55	$11.09	$10.47
Value at end of period	$10.41	$8.18	$13.10	$12.55	$11.09
Number of accumulation units outstanding at end of period	43,318	20,939	17,956	0	146
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.08	$13.53	$12.90	$11.30	$10.60
Value at end of period	$10.39	$8.08	$13.53	$12.90	$11.30
Number of accumulation units outstanding at end of period	8,182	14,434	26,646	9,885	823
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$9.47	$11.47	$11.01		
Value at end of period	$11.01	$9.47	$11.47		
Number of accumulation units outstanding at end of period	15,858	14,236	1,033		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.32			$10.88	$10.45
Value at end of period	$10.90			$11.70	$10.88
Number of accumulation units outstanding at end of period	15,404			0	11,241
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.54		$12.91	$11.49	$10.77
Value at end of period	$10.62		$13.46	$12.91	$11.49
Number of accumulation units outstanding at end of period	26,569		0	3,746	18,575
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$8.90	$12.90	$12.32	$11.17	$10.58
Value at end of period	$10.76	$8.90	$12.90	$12.32	$11.17
Number of accumulation units outstanding at end of period	42,263	234	109	4,631	13,429
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$9.32	$12.95	$12.49	$11.13	
Value at end of period	$12.33	$9.32	$12.95	$12.49	
Number of accumulation units outstanding at end of period	724	0	7,634	18,374	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$7.50			$11.19	$10.03
Value at end of period	$11.15			$12.12	$11.19
Number of accumulation units outstanding at end of period	6,370			0	7,695
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.94	$14.00	$13.69	$11.57	$11.65
Value at end of period	$11.10	$8.94	$14.00	$13.69	$11.57
Number of accumulation units outstanding at end of period	4,657	7,149	4,489	4,921	100
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$7.95		$12.67	$11.28	$11.39
Value at end of period	$11.22		$13.81	$12.67	$11.28
Number of accumulation units outstanding at end of period	648		0	752	21

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period		$12.98	$13.36	$11.60	$11.57
Value at end of period		$8.20	$12.98	$13.36	$11.60
Number of accumulation units outstanding at end of period		0	315	739	20
MASSACHUSETTS INVESTORS GROWTH STOCK FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.01	$12.82		$10.88	$10.15
Value at end of period	$11.16	$8.01		$11.59	$10.88
Number of accumulation units outstanding at end of period	3,378	0		0	11,325
MUTUAL GLOBAL DISCOVERY FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.94	$17.82	$16.19	$13.26	$12.24
Value at end of period	$15.53	$12.94	$17.82	$16.19	$13.26
Number of accumulation units outstanding at end of period	2,758	0	11,925	6,279	601
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.93	$11.45	$11.46		
Value at end of period	$8.95	$6.93	$11.45		
Number of accumulation units outstanding at end of period	4,751	1,417	3,852		
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$10.32	$16.76	$14.58	$12.28	$10.74
Value at end of period	$14.06	$10.32	$16.76	$14.58	$12.28
Number of accumulation units outstanding at end of period	12	11	2,502	0	15,396
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period				$10.74	$10.06
Value at end of period				$11.46	$10.74
Number of accumulation units outstanding at end of period				0	3,880
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$15.53	$30.13	$22.69	$18.27	$15.56
Value at end of period	$28.00	$15.53	$30.13	$22.69	$18.27
Number of accumulation units outstanding at end of period	13,386	0	1,746	9,695	275
PAX WORLD BALANCED FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.13			$11.61	$10.91
Value at end of period	$11.46			$12.75	$11.61
Number of accumulation units outstanding at end of period	11,711			0	823
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$10.39	$11.66			
Value at end of period	$12.20	$10.39			
Number of accumulation units outstanding at end of period	933	849			
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$5.29	$12.76	$13.07		
Value at end of period	$9.15	$5.29	$12.76		
Number of accumulation units outstanding at end of period	1,036	86	5		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$7.72	$12.35	$11.65	$10.62	$10.34
Value at end of period	$12.41	$7.72	$12.35	$11.65	$10.62
Number of accumulation units outstanding at end of period	520	89	3,780	1,331	2,621
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period				$12.39	$11.84
Value at end of period				$14.74	$12.39
Number of accumulation units outstanding at end of period				0	6,374
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.47		$14.95	$12.57	$11.16
Value at end of period	$13.81		$17.39	$14.95	$12.57
Number of accumulation units outstanding at end of period	32		0	966	9,208
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$8.95	$14.81	$13.48	$12.26	$10.56
Value at end of period	$11.93	$8.95	$14.81	$13.48	$12.26
Number of accumulation units outstanding at end of period	37,618	13,746	41,081	14,880	78,439
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$9.76	$13.86	$13.49	$12.03	
Value at end of period	$12.03	$9.76	$13.86	$13.49	
Number of accumulation units outstanding at end of period	12,265	2,499	518	763	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$7.84	$11.91			
Value at end of period	$10.79	$7.84			
Number of accumulation units outstanding at end of period	1,806	1,639			
WANGER INTERNATIONAL					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$5.67	$5.39			
Value at end of period	$8.43	$5.67			
Number of accumulation units outstanding at end of period	928	43			
WASHINGTON MUTUAL INVESTORS FUND[SM]					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$8.79	$13.26	$12.87	$11.01	$10.52
Value at end of period	$10.36	$8.79	$13.26	$12.87	$11.01
Number of accumulation units outstanding at end of period	278	88	29,131	10,988	31,321

CFI 66

Condensed Financial Information (continued)

TABLE 12
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during July 2005)						
Value at beginning of period			$31.99	$30.93	$29.06	
Value at end of period			$35.35	$31.99	$30.93	
Number of accumulation units outstanding at end of period			0	390	303	
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during February 2007)						
Value at beginning of period	$10.20	$14.18	$13.40			
Value at end of period	$13.17	$10.20	$14.18			
Number of accumulation units outstanding at end of period	1,837	0	189			
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.84	$16.24	$15.44	$13.13	$13.13	
Value at end of period	$14.55	$11.84	$16.24	$15.44	$13.13	
Number of accumulation units outstanding at end of period	4,707	3,226	2,621	2,214	33	
AMERICAN BALANCED FUND®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.29	$12.63	$11.97	$10.81	$10.58	$10.33
Value at end of period	$11.15	$9.29	$12.63	$11.97	$10.81	$10.58
Number of accumulation units outstanding at end of period	54,615	67,764	76,253	52,109	6,021	1,203
ARIEL APPRECIATION FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$7.00	$11.93	$12.22	$10.71		
Value at end of period	$11.29	$7.00	$11.93	$12.22		
Number of accumulation units outstanding at end of period	14,517	14,899	26,596	11,422		
ARIEL FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$6.38	$12.46	$12.80	$11.72	$11.35	
Value at end of period	$10.33	$6.38	$12.46	$12.80	$11.72	
Number of accumulation units outstanding at end of period	5,322	2,781	3,532	7,074	6,056	
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$11.60	$19.69	$16.72	$13.86	$11.55	$11.03
Value at end of period	$15.99	$11.60	$19.69	$16.72	$13.86	$11.55
Number of accumulation units outstanding at end of period	65,213	56,412	77,006	35,702	16,315	9,973
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.44	$13.95	$15.32	$12.73	$11.63	$10.97
Value at end of period	$12.14	$9.44	$13.95	$15.32	$12.73	$11.63
Number of accumulation units outstanding at end of period	120	134	4,639	0	2,659	3,008
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.65	$16.96	$14.58	$13.18	$11.39	$11.03
Value at end of period	$12.96	$9.65	$16.96	$14.58	$13.18	$11.39
Number of accumulation units outstanding at end of period	32,042	41,443	51,562	6,947	28,396	14,324

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$7.74	$13.65	$13.58	$11.42	$10.90	$10.60
Value at end of period	$9.98	$7.74	$13.65	$13.58	$11.42	$10.90
Number of accumulation units outstanding at end of period	1,391	1,382	1,235	0	10,183	8,594
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$9.81	$14.77	$15.58			
Value at end of period	$12.57	$9.81	$14.77			
Number of accumulation units outstanding at end of period	10,650	8,894	9,348			
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$8.05	$14.13	$12.76	$11.97	$11.41	
Value at end of period	$11.43	$8.05	$14.13	$12.76	$11.97	
Number of accumulation units outstanding at end of period	1,225	546	465	350	84	
FUNDAMENTAL INVESTORS^{SM}						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.18					
Value at end of period	$8.07					
Number of accumulation units outstanding at end of period	3,568					
ING BALANCED PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$8.95	$12.57	$12.01	$11.14		
Value at end of period	$10.58	$8.95	$12.57	$12.01		
Number of accumulation units outstanding at end of period	0	572	343	3,296		
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.42	$10.96	$10.65			
Value at end of period	$8.57	$6.42	$10.96			
Number of accumulation units outstanding at end of period	14,489	19,272	19,826			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$9.16	$15.69	$14.89	$13.00	$11.72	
Value at end of period	$12.30	$9.16	$15.69	$14.89	$13.00	
Number of accumulation units outstanding at end of period	29,636	16,872	15,277	4,320	3,868	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period			$11.24	$10.57	$8.46	
Value at end of period			$13.27	$11.24	$10.57	
Number of accumulation units outstanding at end of period			0	953	332	
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.16	$10.09	$10.41			
Value at end of period	$8.31	$6.16	$10.09			
Number of accumulation units outstanding at end of period	29,563	20,826	17,690			
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$5.64					
Value at end of period	$8.39					
Number of accumulation units outstanding at end of period	509					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$7.60	$12.59	$12.44			
Value at end of period	$9.94	$7.60	$12.59			
Number of accumulation units outstanding at end of period	11,742	7,735	6,461			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$9.69	$13.69	$12.98			
Value at end of period	$11.55	$9.69	$13.69			
Number of accumulation units outstanding at end of period	4,967	3,909	3,200			
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$9.05	$14.97	$14.46			
Value at end of period	$12.50	$9.05	$14.97			
Number of accumulation units outstanding at end of period	33,123	23,188	29,807			
ING GNMA INCOME FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$11.98	$11.28	$10.73	$10.29		
Value at end of period	$12.49	$11.98	$11.28	$10.73		
Number of accumulation units outstanding at end of period	22,070	24,276	20,890	11,093		
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$8.22	$13.23	$12.73	$11.22	$10.37	
Value at end of period	$10.02	$8.22	$13.23	$12.73	$11.22	
Number of accumulation units outstanding at end of period	2,970	18,231	19,190	17,467	8,603	
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$8.68	$14.05	$13.46	$12.43	$11.30	$10.84
Value at end of period	$11.32	$8.68	$14.05	$13.46	$12.43	$11.30
Number of accumulation units outstanding at end of period	5,830	3,951	2,888	3,033	17,098	10,298
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$8.61	$13.10	$14.12	$12.53	$12.28	
Value at end of period	$10.64	$8.61	$13.10	$14.12	$12.53	
Number of accumulation units outstanding at end of period	1,010	2,601	2,838	893	3,929	
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$7.58					
Value at end of period	$9.18					
Number of accumulation units outstanding at end of period	3,843					
ING INDEX SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$6.77					
Value at end of period	$8.65					
Number of accumulation units outstanding at end of period	13,341					
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$6.35					
Value at end of period	$8.37					
Number of accumulation units outstanding at end of period	6,369					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$7.38					
Value at end of period	$8.08					
Number of accumulation units outstanding at end of period	67					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$10.15	$11.36	$10.81	$10.48	$10.27	$10.24
Value at end of period	$11.38	$10.15	$11.36	$10.81	$10.48	$10.27
Number of accumulation units outstanding at end of period	1,248	26,992	29,735	1,365	4,710	5,865
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$10.28	$11.35	$10.81	$10.49	$10.48	
Value at end of period	$11.36	$10.28	$11.35	$10.81	$10.49	
Number of accumulation units outstanding at end of period	39,309	5,901	2,211	0	6,523	
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$9.53	$19.91	$18.19	$15.14		
Value at end of period	$13.77	$9.53	$19.91	$18.19		
Number of accumulation units outstanding at end of period	5,577	1,981	1,691	1,635		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.64	$15.79	$15.85			
Value at end of period	$13.00	$7.64	$15.79			
Number of accumulation units outstanding at end of period	1,718	1,544	1,382			
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.89	$14.86	$14.62	$12.62	$11.71	$11.23
Value at end of period	$12.34	$9.89	$14.86	$14.62	$12.62	$11.71
Number of accumulation units outstanding at end of period	13,638	5,481	4,772	0	1,857	2,000
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$8.04					
Value at end of period	$9.60					
Number of accumulation units outstanding at end of period	7,817					
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.08	$11.23	$11.31			
Value at end of period	$8.35	$7.08	$11.23			
Number of accumulation units outstanding at end of period	0	66	414			
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$9.79	$12.71	$12.31	$11.08	$10.67	
Value at end of period	$11.46	$9.79	$12.71	$12.31	$11.08	
Number of accumulation units outstanding at end of period	0	2,448	2,447	32,544	25,825	
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.55	$14.46	$13.69	$11.71	$9.99	
Value at end of period	$11.83	$8.55	$14.46	$13.69	$11.71	
Number of accumulation units outstanding at end of period	12,492	10,563	14,378	473	5,573	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$8.33	$10.83	$10.80			
Value at end of period	$12.35	$8.33	$10.83			
Number of accumulation units outstanding at end of period	4,346	2,802	2,300			
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$11.62	$11.72	$10.78	$10.43	$10.28	$10.24
Value at end of period	$13.00	$11.62	$11.72	$10.78	$10.43	$10.28
Number of accumulation units outstanding at end of period	20,436	20,571	32,635	23,802	5,098	19
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.37	$9.20	$9.38			
Value at end of period	$7.11	$6.37	$9.20			
Number of accumulation units outstanding at end of period	27,513	11,475	10,501			
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.35	$11.34	$11.54			
Value at end of period	$9.06	$7.35	$11.34			
Number of accumulation units outstanding at end of period	13,236	5,373	7,982			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.42	$11.18	$11.33			
Value at end of period	$9.22	$7.42	$11.18			
Number of accumulation units outstanding at end of period	0	16,995	16,480			
ING REAL ESTATE FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$10.26	$15.92	$19.20	$14.20	$12.22	
Value at end of period	$13.21	$10.26	$15.92	$19.20	$14.20	
Number of accumulation units outstanding at end of period	0	3,464	2,530	6,706	5,100	
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.95					
Value at end of period	$8.18					
Number of accumulation units outstanding at end of period	4,750					
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$10.14	$14.80	$14.07	$13.04		
Value at end of period	$12.85	$10.14	$14.80	$14.07		
Number of accumulation units outstanding at end of period	1,151	382	2,157	2,301		
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$8.82	$12.17	$11.74	$10.69	$10.54	
Value at end of period	$10.70	$8.82	$12.17	$11.74	$10.69	
Number of accumulation units outstanding at end of period	13,170	17,652	14,332	4,712	650	
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$8.29	$12.63	$12.19	$12.16		
Value at end of period	$10.32	$8.29	$12.63	$12.19		
Number of accumulation units outstanding at end of period	37,273	50,358	49,640	9,014		

	2009	2008	2007	2006	2005	2004
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$8.17	$13.09	$12.54	$12.50		
Value at end of period	$10.39	$8.17	$13.09	$12.54		
Number of accumulation units outstanding at end of period	67,504	73,308	57,242	7,289		
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$8.06	$13.51	$12.89	$11.34		
Value at end of period	$10.36	$8.06	$13.51	$12.89		
Number of accumulation units outstanding at end of period	34,369	42,550	25,242	1,840		
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$9.45	$11.45	$10.99	$11.00		
Value at end of period	$10.98	$9.45	$11.45	$10.99		
Number of accumulation units outstanding at end of period	8,022	13,821	4,994	159		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$9.30	$12.26	$11.68	$10.87	$10.41	
Value at end of period	$10.87	$9.30	$12.26	$11.68	$10.87	
Number of accumulation units outstanding at end of period	557	307	871	3,880	2,970	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$8.52	$13.44	$12.89	$11.48	$10.55	
Value at end of period	$10.59	$8.52	$13.44	$12.89	$11.48	
Number of accumulation units outstanding at end of period	940	810	3,791	1,962	1,482	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$8.88	$12.88	$12.31	$11.16	$10.49	
Value at end of period	$10.73	$8.88	$12.88	$12.31	$11.16	
Number of accumulation units outstanding at end of period	2,194	1,474	2,071	12,744	9,853	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$9.31	$12.93	$12.48	$12.47		
Value at end of period	$12.31	$9.31	$12.93	$12.48		
Number of accumulation units outstanding at end of period	15,456	6,779	7,245	474		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)						
(Funds were first received in this option during November 2005)						
Value at beginning of period				$11.18	$10.86	$10.73
Value at end of period				$12.11	$11.18	
Number of accumulation units outstanding at end of period				0	1,260	2,260
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during February 2007)						
Value at beginning of period	$8.92	$13.98	$13.84			
Value at end of period	$11.07	$8.92	$13.98			
Number of accumulation units outstanding at end of period	14,311	10,529	14,374			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.10	$16.87	$17.15			
Value at end of period	$13.30	$10.10	$16.87			
Number of accumulation units outstanding at end of period	0	1,748	1,161			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$7.12					
Value at end of period	$10.44					
Number of accumulation units outstanding at end of period	22					
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period			$14.33	$12.87	$11.46	
Value at end of period			$14.29	$14.33	$12.87	
Number of accumulation units outstanding at end of period			0	6,456	5,349	
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$11.86	$17.35	$15.84	$13.27	$11.08	
Value at end of period	$15.27	$11.86	$17.35	$15.84	$13.27	
Number of accumulation units outstanding at end of period	7,403	6,999	18,450	10,634	3,452	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period			$11.58	$10.87	$9.87	
Value at end of period			$12.79	$11.58	$10.87	
Number of accumulation units outstanding at end of period			0	14,017	11,626	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$12.91	$17.79	$16.16	$13.25	$11.61	
Value at end of period	$15.49	$12.91	$17.79	$16.16	$13.25	
Number of accumulation units outstanding at end of period	14,731	2,929	2,004	14,315	11,173	
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$10.29	$16.72	$14.56	$12.27	$10.88	
Value at end of period	$14.02	$10.29	$16.72	$14.56	$12.27	
Number of accumulation units outstanding at end of period	17,758	27,128	24,370	16,517	23	
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$6.92	$12.91	$11.44	$10.73	$10.34	$10.03
Value at end of period	$9.86	$6.92	$12.91	$11.44	$10.73	$10.34
Number of accumulation units outstanding at end of period	306	798	4,482	609	386	282
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$15.49	$30.07	$22.66	$18.25	$13.03	$11.76
Value at end of period	$27.92	$15.49	$30.07	$22.66	$18.25	$13.03
Number of accumulation units outstanding at end of period	4,506	54	19	3,134	5,694	2,837
PAX WORLD BALANCED FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.49	$13.82	$12.74	$11.60	$11.10	$10.66
Value at end of period	$11.42	$9.49	$13.82	$12.74	$11.60	$11.10
Number of accumulation units outstanding at end of period	9,994	7,794	7,683	0	1,363	481
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$11.02					
Value at end of period	$12.18					
Number of accumulation units outstanding at end of period	31,229					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$7.70	$12.33	$11.63	$10.61	$10.45	$10.31
Value at end of period	$12.37	$7.70	$12.33	$11.63	$10.61	$10.45
Number of accumulation units outstanding at end of period	14,680	5,444	3,620	5,238	15,956	7,728
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.48	$14.64	$14.72	$12.38	$11.62	$11.17
Value at end of period	$13.75	$9.48	$14.64	$14.72	$12.38	$11.62
Number of accumulation units outstanding at end of period	24,615	21,607	23,027	16,918	6,271	7,492
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.28	$17.35	$14.93	$12.55	$11.44	$10.92
Value at end of period	$13.77	$9.28	$17.35	$14.93	$12.55	$11.44
Number of accumulation units outstanding at end of period	403	428	346	0	5,932	5,713
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$8.93	$14.79	$13.46	$12.24	$10.82	$10.56
Value at end of period	$11.89	$8.93	$14.79	$13.46	$12.24	$10.82
Number of accumulation units outstanding at end of period	106,755	97,590	110,591	89,548	38,221	9,748
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.73	$13.83	$13.47	$11.31	$11.05	$10.72
Value at end of period	$12.00	$9.73	$13.83	$13.47	$11.31	$11.05
Number of accumulation units outstanding at end of period	6,310	2,922	2,587	0	1,907	1,987
VANGUARD® DIVERSIFIED VALUE PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$9.31			$12.25	$12.47	
Value at end of period	$11.67			$14.38	$12.25	
Number of accumulation units outstanding at end of period	0			0	5,110	
VANGUARD® EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period		$14.20	$14.27			
Value at end of period		$9.69	$14.20			
Number of accumulation units outstanding at end of period		264	233			
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$7.82	$13.08	$12.76	$11.72	$11.29	
Value at end of period	$10.76	$7.82	$13.08	$12.76	$11.72	
Number of accumulation units outstanding at end of period	3,085	2,718	2,387	0	15	
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$8.77	$13.23	$12.85	$11.00	$10.73	$10.42
Value at end of period	$10.33	$8.77	$13.23	$12.85	$11.00	$10.73
Number of accumulation units outstanding at end of period	43,730	79,788	91,793	72,170	24,537	2,260

Condensed Financial Information (continued)

TABLE 13

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.70%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during July 2005)						
Value at beginning of period			$31.96	$30.92	$29.06	
Value at end of period			$35.30	$31.96	$30.92	
Number of accumulation units outstanding at end of period			0	1,060	866	
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$10.18	$14.15	$12.98	$12.36		
Value at end of period	$13.14	$10.18	$14.15	$12.98		
Number of accumulation units outstanding at end of period	3,563	18	0	668		
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.87	$11.85				
Value at end of period	$9.43	$7.87				
Number of accumulation units outstanding at end of period	2,528	62				
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$11.81	$15.69		$13.12	$12.00	$10.13
Value at end of period	$14.51	$11.81		$15.41	$13.12	$12.00
Number of accumulation units outstanding at end of period	1,416	570		0	2,632	
AMERICAN BALANCED FUND®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.27	$12.60	$11.95	$10.80	$10.57	$9.93
Value at end of period	$11.11	$9.27	$12.60	$11.95	$10.80	$10.57
Number of accumulation units outstanding at end of period	29,987	28,336	3	20,393	53,263	40,988
ARIEL APPRECIATION FUND						
(Funds were first received in this option during March 2008)						
Value at beginning of period	$6.98	$10.78	$12.21	$11.12	$10.92	$9.92
Value at end of period	$11.26	$6.98	$11.91	$12.21	$11.12	$10.92
Number of accumulation units outstanding at end of period	12,928	9,780	0	18,088	10,216	7,989
ARIEL FUND						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$6.37	$12.43	$12.78	$11.71	$12.04	
Value at end of period	$10.30	$6.37	$12.43	$12.78	$11.71	
Number of accumulation units outstanding at end of period	27,410	24,153	261	7,302	4,246	
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$6.09	$6.53				
Value at end of period	$7.99	$6.09				
Number of accumulation units outstanding at end of period	13,867	54				
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$11.57	$19.66	$16.69	$13.84	$11.55	$10.02
Value at end of period	$15.94	$11.57	$19.66	$16.69	$13.84	$11.55
Number of accumulation units outstanding at end of period	69,889	70,565	16,168	37,354	22,318	14,504

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period			$15.30	$14.21	$11.63	$11.41
Value at end of period			$13.92	$15.30	$12.72	$11.63
Number of accumulation units outstanding at end of period			0	4,687	0	3,046
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.62	$16.93	$14.56	$13.17	$11.39	$9.97
Value at end of period	$12.92	$9.62	$16.93	$14.56	$13.17	$11.39
Number of accumulation units outstanding at end of period	79,465	49,359	27,835	36,984	3,773	75
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.73	$13.62	$13.86			
Value at end of period	$9.95	$7.73	$13.62			
Number of accumulation units outstanding at end of period	17,034	8,676	179			
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$9.79	$14.75	$15.24	$14.10		
Value at end of period	$12.53	$9.79	$14.75	$15.24		
Number of accumulation units outstanding at end of period	18,203	15,805	1,497	1,093		
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$8.03	$14.10	$12.74	$11.96	$10.91	$10.75
Value at end of period	$11.40	$8.03	$14.10	$12.74	$11.96	$10.91
Number of accumulation units outstanding at end of period	2,627	4,997	2,458	371	0	137
FUNDAMENTAL INVESTORS℠						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.08					
Value at end of period	$8.06					
Number of accumulation units outstanding at end of period	6,503					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$10.11	$13.86	$14.38	$13.52		
Value at end of period	$13.62	$10.11	$13.86	$14.38		
Number of accumulation units outstanding at end of period	14,416	7,526	5,158	4,376		
ING BALANCED PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$8.93	$12.54	$12.04			
Value at end of period	$10.55	$8.93	$12.54			
Number of accumulation units outstanding at end of period	0	27	12,528			
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.41	$10.95	$10.64			
Value at end of period	$8.55	$6.41	$10.95			
Number of accumulation units outstanding at end of period	1,515	1,975	7,998			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$9.14	$15.66	$14.87	$12.99	$12.18	$11.78
Value at end of period	$12.27	$9.14	$15.66	$14.87	$12.99	$12.18
Number of accumulation units outstanding at end of period	57,261	40,244	7,883	15,352	2,239	1,248

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period			$11.23	$10.56	$9.09	
Value at end of period			$13.25	$11.23	$10.56	
Number of accumulation units outstanding at end of period			0	2,566	2,123	
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$6.15	$10.08	$12.34	$11.39		
Value at end of period	$8.29	$6.15	$10.08	$12.34		
Number of accumulation units outstanding at end of period	5,284	6,696	0	263		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$7.55		$12.15	$11.12		
Value at end of period	$9.91		$12.57	$12.15		
Number of accumulation units outstanding at end of period	4,873		0	4,484		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period			$12.70	$12.18		
Value at end of period			$13.68	$12.70		
Number of accumulation units outstanding at end of period			0	182		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$9.03	$14.95	$13.17	$11.86	$11.64	
Value at end of period	$12.47	$9.03	$14.95	$13.17	$11.86	
Number of accumulation units outstanding at end of period	45,077	36,406	13,050	5,471	975	
ING GNMA INCOME FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$11.95	$11.26	$10.72	$10.35	$10.17	$9.85
Value at end of period	$12.46	$11.95	$11.26	$10.72	$10.35	$10.17
Number of accumulation units outstanding at end of period	91,262	82,302	0	1,148	7,970	16,825
ING GROWTH AND INCOME FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$10.47					
Value at end of period	$13.60					
Number of accumulation units outstanding at end of period	562					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$8.20	$13.20	$12.71	$11.21	$10.72	
Value at end of period	$9.99	$8.20	$13.20	$12.71	$11.21	
Number of accumulation units outstanding at end of period	10,926	8,952	9,807	12,615	5,769	
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$8.66	$14.03	$13.44	$12.42	$12.45	
Value at end of period	$11.28	$8.66	$14.03	$13.44	$12.42	
Number of accumulation units outstanding at end of period	17,116	13,959	2,418	4,335	2,219	
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$8.59	$13.08	$14.10	$12.52	$11.74	
Value at end of period	$10.61	$8.59	$13.08	$14.10	$12.52	
Number of accumulation units outstanding at end of period	1,670	1,014	1,744	27,055	23,924	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$7.95	$7.50				
Value at end of period	$9.18	$7.95				
Number of accumulation units outstanding at end of period	0	43				
ING INDEX SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$8.55					
Value at end of period	$8.65					
Number of accumulation units outstanding at end of period	16,647					
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$8.25					
Value at end of period	$8.36					
Number of accumulation units outstanding at end of period	3,518					
ING INDEX SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$7.94					
Value at end of period	$8.07					
Number of accumulation units outstanding at end of period	3,829					
ING INDEX SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$8.90	$8.71				
Value at end of period	$9.81	$8.90				
Number of accumulation units outstanding at end of period	0	112				
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$10.13	$11.34	$10.80	$10.47	$10.26	$10.23
Value at end of period	$11.35	$10.13	$11.34	$10.80	$10.47	$10.26
Number of accumulation units outstanding at end of period	15,215	5,022	4,485	17,519	0	2,358
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$10.26	$11.33	$10.80	$10.48	$10.27	$9.95
Value at end of period	$11.33	$10.26	$11.33	$10.80	$10.48	$10.27
Number of accumulation units outstanding at end of period	22,520	62,189	8,050	92,040	91,638	8,233
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$9.51	$16.83				
Value at end of period	$13.73	$9.51				
Number of accumulation units outstanding at end of period	5,948	4,521				
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.42		$16.14	$12.55	$11.20	
Value at end of period	$13.05		$18.18	$16.14	$12.55	
Number of accumulation units outstanding at end of period	4,429		0	5,066	2,014	
ING JANUS CONTRARIAN PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$5.35	$5.46				
Value at end of period	$7.24	$5.35				
Number of accumulation units outstanding at end of period	9,203	188				

CFI 78

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.63	$13.08				
Value at end of period	$12.98	$7.63				
Number of accumulation units outstanding at end of period	11,383	8,095				
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$9.86	$14.83	$14.59	$13.05		
Value at end of period	$12.30	$9.86	$14.83	$14.59		
Number of accumulation units outstanding at end of period	14,080	9,340	2,322	481		
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during August 2008)						
Value at beginning of period	$7.07	$9.41				
Value at end of period	$8.34	$7.07				
Number of accumulation units outstanding at end of period	22,656	1,157				
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$7.03	$6.79				
Value at end of period	$8.29	$7.03				
Number of accumulation units outstanding at end of period	2,373	1,955				
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period			$11.89	$11.27		
Value at end of period			$13.47	$11.89		
Number of accumulation units outstanding at end of period			0	79		
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$8.53					
Value at end of period	$12.54					
Number of accumulation units outstanding at end of period	3,989					
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$11.10	$10.95	$10.88			
Value at end of period	$11.01	$11.10	$10.95			
Number of accumulation units outstanding at end of period	2,594	6,640	21,834			
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.54	$14.44	$13.68	$11.70	$9.99	
Value at end of period	$11.80	$8.54	$14.44	$13.68	$11.70	
Number of accumulation units outstanding at end of period	42,753	23,960	17,786	37,600	23,035	
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$8.32	$10.37				
Value at end of period	$12.33	$8.32				
Number of accumulation units outstanding at end of period	9,052	7,270				
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$11.59	$11.69	$10.76	$10.42	$10.28	$9.82
Value at end of period	$12.96	$11.59	$11.69	$10.76	$10.42	$10.28
Number of accumulation units outstanding at end of period	58,741	22,598	14,312	38,339	14,979	11,973

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.36	$9.20	$9.37			
Value at end of period	$7.09	$6.36	$9.20			
Number of accumulation units outstanding at end of period	6,124	10,919	76			
ING PIONEER FUND PORTFOLIO (CLASS S)						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$7.50					
Value at end of period	$9.01					
Number of accumulation units outstanding at end of period	3,180					
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$7.34	$10.58				
Value at end of period	$9.04	$7.34				
Number of accumulation units outstanding at end of period	10,489	8,557				
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$7.79	$11.14	$10.60	$10.25		
Value at end of period	$12.89	$7.79	$11.14	$10.60		
Number of accumulation units outstanding at end of period	964	4	0	194		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$7.41	$10.48				
Value at end of period	$9.20	$7.41				
Number of accumulation units outstanding at end of period	3,224	515				
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.38	$11.12	$11.36			
Value at end of period	$9.16	$7.38	$11.12			
Number of accumulation units outstanding at end of period	5,209	0	114			
ING REAL ESTATE FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$10.23	$15.89	$19.17	$14.19	$12.73	$10.76
Value at end of period	$13.17	$10.23	$15.89	$19.17	$14.19	$12.73
Number of accumulation units outstanding at end of period	8	6,290	1,323	4,998	1,075	70
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.94					
Value at end of period	$8.18					
Number of accumulation units outstanding at end of period	2,446					
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$10.12	$9.46				
Value at end of period	$12.81	$10.12				
Number of accumulation units outstanding at end of period	3,288	790				
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$8.80	$12.15	$11.73	$10.69	$10.64	
Value at end of period	$10.68	$8.80	$12.15	$11.73	$10.69	
Number of accumulation units outstanding at end of period	119,985	45,726	29,978	63,224	1,333	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$8.27	$12.61	$12.18	$10.92	$10.90	
Value at end of period	$10.30	$8.27	$12.61	$12.18	$10.92	
Number of accumulation units outstanding at end of period	188,034	80,400	49,663	117,763	1,875	
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$8.15	$13.07	$12.53	$11.08	$11.03	
Value at end of period	$10.36	$8.15	$13.07	$12.53	$11.08	
Number of accumulation units outstanding at end of period	124,200	65,763	58,364	92,492	18,724	
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$8.05	$13.50	$12.88	$11.30	$11.28	
Value at end of period	$10.34	$8.05	$13.50	$12.88	$11.30	
Number of accumulation units outstanding at end of period	83,761	61,319	52,905	79,685	16,084	
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$9.43	$11.44	$10.98	$10.31	$10.23	
Value at end of period	$10.96	$9.43	$11.44	$10.98	$10.31	
Number of accumulation units outstanding at end of period	26,781	19,678	11,246	28,808	14	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$9.27	$12.24	$11.67	$10.86	$10.54	$10.49
Value at end of period	$10.84	$9.27	$12.24	$11.67	$10.86	$10.54
Number of accumulation units outstanding at end of period	36,010	26	33	130,558	132,088	2
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$8.50	$13.41	$12.88	$11.47	$10.89	$9.88
Value at end of period	$10.56	$8.50	$13.41	$12.88	$11.47	$10.89
Number of accumulation units outstanding at end of period	45,694	805	315	15,014	6,766	550
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$8.86	$12.85	$12.29	$11.15	$10.74	$9.92
Value at end of period	$10.70	$8.86	$12.85	$12.29	$11.15	$10.74
Number of accumulation units outstanding at end of period	52,439	22,936	6,055	57,010	73,151	1,234
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$9.29	$12.92	$12.47	$10.97	$10.95	
Value at end of period	$12.28	$9.29	$12.92	$12.47	$10.97	
Number of accumulation units outstanding at end of period	45,970	30,306	7,410	15,682	2,358	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$6.78	$12.01	$10.67	$10.20		
Value at end of period	$9.86	$6.78	$12.01	$10.67		
Number of accumulation units outstanding at end of period	0	597	2,646	6		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)						
(Funds were first received in this option during June 2005)						
Value at beginning of period			$12.09	$11.17	$10.11	
Value at end of period			$13.57	$12.09	$11.17	
Number of accumulation units outstanding at end of period			0	10,118	7,294	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$8.90	$13.95	$13.65	$11.55	$11.67	
Value at end of period	$11.03	$8.90	$13.95	$13.65	$11.55	
Number of accumulation units outstanding at end of period	27,795	8,587	0	15,001	9,727	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$7.87	$13.75	$12.64	$11.26	$10.70	$10.36
Value at end of period	$11.15	$7.87	$13.75	$12.64	$11.26	$10.70
Number of accumulation units outstanding at end of period	32,005	10,112	0	17,967	12,293	1,200
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$12.79					
Value at end of period	$13.27					
Number of accumulation units outstanding at end of period	5,836					
ING U.S. BOND INDEX® PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$10.75					
Value at end of period	$10.71					
Number of accumulation units outstanding at end of period	2,916					
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$8.16	$12.93	$13.32	$11.58	$11.27	$10.97
Value at end of period	$10.41	$8.16	$12.93	$13.32	$11.58	$11.27
Number of accumulation units outstanding at end of period	22,303	20,107	16,764	85,103	77,648	5,139
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$8.56	$14.26	$14.31	$12.85	$11.96	
Value at end of period	$10.75	$8.56	$14.26	$14.31	$12.85	
Number of accumulation units outstanding at end of period	16,995	3,775	0	3,868	1,952	
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$11.83	$17.31	$15.82	$13.26	$11.81	$10.05
Value at end of period	$15.22	$11.83	$17.31	$15.82	$13.26	$11.81
Number of accumulation units outstanding at end of period	0	2,955	0	10,316	4,597	3,190
MASSACHUSETTS INVESTORS GROWTH STOCK FUND						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$10.63					
Value at end of period	$11.10					
Number of accumulation units outstanding at end of period	871					
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$12.88	$17.75	$16.14	$14.88		
Value at end of period	$15.44	$12.88	$17.75	$16.14		
Number of accumulation units outstanding at end of period	12,207	11,046	75	175		

CFI 82

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$6.91	$10.27				
Value at end of period	$8.92	$6.91				
Number of accumulation units outstanding at end of period	33,871	35,500				
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.27	$16.69	$14.54	$12.26	$11.13	$9.90
Value at end of period	$13.97	$10.27	$16.69	$14.54	$12.26	$11.13
Number of accumulation units outstanding at end of period	22,293	12,105	2,041	6	11,763	12,454
OPCAP MID CAP PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$5.67	$5.67				
Value at end of period	$7.79	$5.67				
Number of accumulation units outstanding at end of period	8,718	5,536				
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.14		$11.43	$10.72	$10.33	$9.69
Value at end of period	$9.83		$12.88	$11.43	$10.72	$10.33
Number of accumulation units outstanding at end of period	19,014		0	2,902	0	128
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$15.46	$13.01	$22.62	$18.23	$16.87	
Value at end of period	$27.84	$15.46	$30.01	$22.62	$18.23	
Number of accumulation units outstanding at end of period	0	4,926	0	1,773	737	
OPPENHEIMER GLOBAL SECURITIES FUND/VA						
(Funds were first received in this option during August 2008)						
Value at beginning of period	$9.36	$13.49				
Value at end of period	$12.93	$9.36				
Number of accumulation units outstanding at end of period	81	40				
PAX WORLD BALANCED FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.47	$13.79	$12.72	$11.59	$11.10	$11.00
Value at end of period	$11.39	$9.47	$13.79	$12.72	$11.59	$11.10
Number of accumulation units outstanding at end of period	0	473	44	14,447	1,797	218
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$10.37	$10.26				
Value at end of period	$12.15	$10.37				
Number of accumulation units outstanding at end of period	14,834	167				
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$5.28	$5.37				
Value at end of period	$9.12	$5.28				
Number of accumulation units outstanding at end of period	1,658	19				
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$7.68	$12.30	$11.61	$10.60	$10.54	
Value at end of period	$12.34	$7.68	$12.30	$11.61	$10.60	
Number of accumulation units outstanding at end of period	17,503	19,748	5,404	15,382	1,647	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$5.76					
Value at end of period	$7.80					
Number of accumulation units outstanding at end of period	2,090					
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.45	$14.62	$14.70	$12.37	$11.62	$10.18
Value at end of period	$13.71	$9.45	$14.62	$14.70	$12.37	$11.62
Number of accumulation units outstanding at end of period	0	231	0	1,707	13,005	15,695
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$8.90	$14.76	$13.44	$12.23	$10.82	$10.00
Value at end of period	$11.86	$8.90	$14.76	$13.44	$12.23	$10.82
Number of accumulation units outstanding at end of period	104,300	88,105	11,255	42,716	45,921	37,891
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$9.71	$13.81	$13.45	$11.69		
Value at end of period	$11.96	$9.71	$13.81	$13.45		
Number of accumulation units outstanding at end of period	21,889	26,112	123	9,493		
VANGUARD® EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$9.67	$13.07				
Value at end of period	$11.14	$9.67				
Number of accumulation units outstanding at end of period	3,394	3,616				
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$7.80	$11.47				
Value at end of period	$10.73	$7.80				
Number of accumulation units outstanding at end of period	0	72				
WANGER INTERNATIONAL						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$5.66	$5.75				
Value at end of period	$8.41	$5.66				
Number of accumulation units outstanding at end of period	1,629	83				
WASHINGTON MUTUAL INVESTORS FUND[SM]						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$8.74	$13.21	$12.84	$10.99	$10.73	$9.95
Value at end of period	$10.30	$8.74	$13.21	$12.84	$10.99	$10.73
Number of accumulation units outstanding at end of period	62,877	64,539	16,394	17,709	34,428	30,562

CFI 84

Condensed Financial Information (continued)

TABLE 14
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during September 2007)						
Value at beginning of period		$13.37	$13.76			
Value at end of period		$7.85	$13.37			
Number of accumulation units outstanding at end of period		0	2,438			
AMERICAN BALANCED FUND®						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$9.25	$12.58	$11.93	$10.79	$10.73	
Value at end of period	$11.08	$9.25	$12.58	$11.93	$10.79	
Number of accumulation units outstanding at end of period	42,031	29,722	2,744	177	89	
ARIEL APPRECIATION FUND						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$7.16					
Value at end of period	$11.23					
Number of accumulation units outstanding at end of period	404					
ARIEL FUND						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.33					
Value at end of period	$10.26					
Number of accumulation units outstanding at end of period	301					
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$11.54	$19.62	$18.16			
Value at end of period	$15.89	$11.54	$19.62			
Number of accumulation units outstanding at end of period	753	29,008	23,614			
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$9.39	$13.90	$15.13			
Value at end of period	$12.07	$9.39	$13.90			
Number of accumulation units outstanding at end of period	0	29	1,895			
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$9.60	$16.89	$14.53	$13.16	$11.06	
Value at end of period	$12.88	$9.60	$16.89	$14.53	$13.16	
Number of accumulation units outstanding at end of period	34,984	59,626	43,926	8,780	2,698	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.71	$13.07				
Value at end of period	$9.92	$7.71				
Number of accumulation units outstanding at end of period	1,400	991				
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$9.76	$14.72	$15.22	$13.14	$11.85	
Value at end of period	$12.49	$9.76	$14.72	$15.22	$13.14	
Number of accumulation units outstanding at end of period	12,391	8,951	2,544	2,204	834	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$8.43					
Value at end of period	$11.36					
Number of accumulation units outstanding at end of period	447					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$10.08	$12.90				
Value at end of period	$13.58	$10.08				
Number of accumulation units outstanding at end of period	73	31				
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during September 2007)						
Value at beginning of period		$10.94	$11.16			
Value at end of period		$6.40	$10.94			
Number of accumulation units outstanding at end of period		0	2,584			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$9.12	$15.63	$15.63			
Value at end of period	$12.23	$9.12	$15.63			
Number of accumulation units outstanding at end of period	181	2,248	11,838			
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.14	$10.07	$10.39			
Value at end of period	$8.28	$6.14	$10.07			
Number of accumulation units outstanding at end of period	0	21	7			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.57	$12.19				
Value at end of period	$9.89	$7.57				
Number of accumulation units outstanding at end of period	0	4,072				
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$9.01	$14.93	$14.35			
Value at end of period	$12.45	$9.01	$14.93			
Number of accumulation units outstanding at end of period	100	4,732	300			
ING GNMA INCOME FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period		$11.24	$10.95			
Value at end of period		$11.92	$11.24			
Number of accumulation units outstanding at end of period		0	7,327			
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.18	$13.17	$12.69	$11.20	$10.75	$9.80
Value at end of period	$9.96	$8.18	$13.17	$12.69	$11.20	$10.75
Number of accumulation units outstanding at end of period	5,062	41,516	41,288	1,414	444	2,261
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.64	$14.00	$13.42	$12.41	$11.29	$9.99
Value at end of period	$11.25	$8.64	$14.00	$13.42	$12.41	$11.29
Number of accumulation units outstanding at end of period	15,552	10,436	1,506	459	292	654

CFI 86

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.57	$13.05	$14.08	$13.97	$11.76	$10.27
Value at end of period	$10.58	$8.57	$13.05	$14.08	$12.51	$11.76
Number of accumulation units outstanding at end of period	5,011	1,834	1,303	186	0	2,376
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$10.11	$11.31	$11.10			
Value at end of period	$11.31	$10.11	$11.31			
Number of accumulation units outstanding at end of period	8,540	5,072	4,979			
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$10.23	$11.31	$10.78	$10.47	$10.24	
Value at end of period	$11.29	$10.23	$11.31	$10.78	$10.47	
Number of accumulation units outstanding at end of period	18	980	4,390	2,271	808	
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$9.48	$19.83	$21.71			
Value at end of period	$13.69	$9.48	$19.83			
Number of accumulation units outstanding at end of period	0	8,318	10,933			
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$10.31	$18.14	$16.11	$12.54	$11.34	
Value at end of period	$13.01	$10.31	$18.14	$16.11	$12.54	
Number of accumulation units outstanding at end of period	0	14	721	581	232	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.62	$15.76	$15.82			
Value at end of period	$12.96	$7.62	$15.76			
Number of accumulation units outstanding at end of period	0	2,145	2,191			
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$9.84	$14.80	$15.78			
Value at end of period	$12.27	$9.84	$14.80			
Number of accumulation units outstanding at end of period	0	16,875	16,099			
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.06	$11.21	$11.29			
Value at end of period	$8.32	$7.06	$11.21			
Number of accumulation units outstanding at end of period	0	0	15,781			
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS S)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.02	$11.17	$11.24			
Value at end of period	$8.27	$7.02	$11.17			
Number of accumulation units outstanding at end of period	372	48,741	46,182			
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$9.48					
Value at end of period	$11.39					
Number of accumulation units outstanding at end of period	700					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.52	$14.42	$13.67	$11.70	$9.74	
Value at end of period	$11.77	$8.52	$14.42	$13.67	$11.70	
Number of accumulation units outstanding at end of period	1,333	0	5,101	4,464	1,232	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$8.55					
Value at end of period	$10.45					
Number of accumulation units outstanding at end of period	1,604					
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$11.56	$11.67	$10.75	$10.41	$10.28	$10.19
Value at end of period	$12.92	$11.56	$11.67	$10.75	$10.41	$10.28
Number of accumulation units outstanding at end of period	0	11,862	3,814	1,187	1,138	1,268
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period		$9.19	$9.36			
Value at end of period		$6.35	$9.19			
Number of accumulation units outstanding at end of period		0	22			
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$8.60					
Value at end of period	$12.87					
Number of accumulation units outstanding at end of period	86					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.40	$11.16	$11.31			
Value at end of period	$9.18	$7.40	$11.16			
Number of accumulation units outstanding at end of period	0	22,741	21,764			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$7.37	$10.07				
Value at end of period	$9.14	$7.37				
Number of accumulation units outstanding at end of period	137	3,364				
ING REAL ESTATE FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$10.21	$15.86	$18.30			
Value at end of period	$13.13	$10.21	$15.86			
Number of accumulation units outstanding at end of period	10,649	2,221	2,289			
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.09	$14.75	$14.03	$12.10	$11.71	
Value at end of period	$12.78	$10.09	$14.75	$14.03	$12.10	
Number of accumulation units outstanding at end of period	74	31	0	5	9	
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$8.79	$12.14	$11.72	$10.69	$10.42	
Value at end of period	$10.65	$8.79	$12.14	$11.72	$10.69	
Number of accumulation units outstanding at end of period	8,169	61,297	17,761	3,437	2,133	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$8.26	$12.60	$12.81			
Value at end of period	$10.28	$8.26	$12.60			
Number of accumulation units outstanding at end of period	15,537	65,597	5,001			
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$8.14	$11.84				
Value at end of period	$10.34	$8.14				
Number of accumulation units outstanding at end of period	2,429	45,201				
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$8.03	$13.48	$12.87	$11.29	$10.87	
Value at end of period	$10.31	$8.03	$13.48	$12.87	$11.29	
Number of accumulation units outstanding at end of period	1,826	4,053	0	6	10	
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$9.42	$11.43				
Value at end of period	$10.93	$9.42				
Number of accumulation units outstanding at end of period	637	26,896				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during September 2007)						
Value at beginning of period		$12.21	$12.17			
Value at end of period		$9.25	$12.21			
Number of accumulation units outstanding at end of period		0	586			
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during September 2007)						
Value at beginning of period		$13.38	$13.60			
Value at end of period		$8.48	$13.38			
Number of accumulation units outstanding at end of period		0	191			
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during September 2007)						
Value at beginning of period		$12.83	$12.93			
Value at end of period		$8.84	$12.83			
Number of accumulation units outstanding at end of period		0	12,161			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$9.27	$12.90	$13.33			
Value at end of period	$12.25	$9.27	$12.90			
Number of accumulation units outstanding at end of period	0	2,501	2,286			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$8.88	$12.65				
Value at end of period	$11.00	$8.88				
Number of accumulation units outstanding at end of period	163	62				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period		$13.73	$12.62	$11.25	$10.47	
Value at end of period		$7.85	$13.73	$12.62	$11.25	
Number of accumulation units outstanding at end of period		0	2,006	1,778	1,035	

CFI 89

	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.08	$16.85	$17.12			
Value at end of period	$13.25	$10.08	$16.85			
Number of accumulation units outstanding at end of period	0	22,722	23,406			
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period		$12.90	$13.30	$11.57	$11.05	
Value at end of period		$8.14	$12.90	$13.30	$11.57	
Number of accumulation units outstanding at end of period		0	4,142	3,630	1,277	
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$8.54	$14.23	$14.29	$12.84	$11.61	
Value at end of period	$10.71	$8.54	$14.23	$14.29	$12.84	
Number of accumulation units outstanding at end of period	11,496	5,655	4,275	3,787	1,266	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$12.85	$16.86				
Value at end of period	$15.40	$12.85				
Number of accumulation units outstanding at end of period	0	2,706				
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$6.90	$10.37				
Value at end of period	$8.90	$6.90				
Number of accumulation units outstanding at end of period	404	241				
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$10.24	$15.06				
Value at end of period	$13.93	$10.24				
Number of accumulation units outstanding at end of period	161	90				
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$7.26	$12.86	$13.27			
Value at end of period	$9.80	$6.89	$12.86			
Number of accumulation units outstanding at end of period	273	0	17,658			
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period		$29.95	$28.92			
Value at end of period		$15.42	$29.95			
Number of accumulation units outstanding at end of period		0	6,638			
PAX WORLD BALANCED FUND						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$9.45	$13.77	$12.70	$11.58	$10.86	
Value at end of period	$11.35	$9.45	$13.77	$12.70	$11.58	
Number of accumulation units outstanding at end of period	3,195	1,481	9,557	8,660	948	
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.35	$11.48				
Value at end of period	$12.13	$10.35				
Number of accumulation units outstanding at end of period	0	5,546				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$7.66	$12.28	$11.60	$10.59	$10.44	$10.07
Value at end of period	$12.30	$7.66	$12.28	$11.60	$10.59	$10.44
Number of accumulation units outstanding at end of period	4,906	5,382	4,383	6	10	4,420
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period		$14.59	$15.29			
Value at end of period		$9.43	$14.59			
Number of accumulation units outstanding at end of period		0	12,608			
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$9.23	$17.29	$16.06			
Value at end of period	$13.69	$9.23	$17.29			
Number of accumulation units outstanding at end of period	16,245	23,841	19,946			
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$8.88	$14.73	$14.47			
Value at end of period	$11.82	$8.88	$14.73			
Number of accumulation units outstanding at end of period	14,426	45,109	40,247			
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$9.69	$12.81				
Value at end of period	$11.93	$9.69				
Number of accumulation units outstanding at end of period	225	4,265				
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$8.72	$11.32				
Value at end of period	$10.27	$8.72				
Number of accumulation units outstanding at end of period	24,340	16,867				

TABLE 15
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$24.98	$32.64				
Value at end of period	$31.53	$24.98				
Number of accumulation units outstanding at end of period	320	267				
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.71					
Value at end of period	$13.06					
Number of accumulation units outstanding at end of period	2,910					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$7.83	$11.97				
Value at end of period	$9.37	$7.83				
Number of accumulation units outstanding at end of period	2,491	1,761				
ALLIANZ NFJ DIVIDEND VALUE FUND						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$10.86					
Value at end of period	$12.21					
Number of accumulation units outstanding at end of period	10,989					
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$11.75	$11.77				
Value at end of period	$14.42	$11.75				
Number of accumulation units outstanding at end of period	771	0				
AMANA GROWTH FUND						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$11.45					
Value at end of period	$12.28					
Number of accumulation units outstanding at end of period	6,277					
AMERICAN BALANCED FUND®						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$9.22	$12.56	$11.92	$10.78	$10.57	$9.90
Value at end of period	$11.05	$9.22	$12.56	$11.92	$10.78	$10.57
Number of accumulation units outstanding at end of period	26,974	8,385	9,504	10,487	9,696	8,141
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$10.75					
Value at end of period	$10.70					
Number of accumulation units outstanding at end of period	2,165					
ARIEL APPRECIATION FUND						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$6.95	$11.86	$12.17	$11.10	$11.01	
Value at end of period	$11.19	$6.95	$11.86	$12.17	$11.10	
Number of accumulation units outstanding at end of period	6,761	5,308	59	3,545	3	
ARIEL FUND						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$6.34	$12.38	$12.75	$11.68	$11.92	
Value at end of period	$10.23	$6.34	$12.38	$12.75	$11.68	
Number of accumulation units outstanding at end of period	16,728	11,035	6,116	1,053	2,337	
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$5.60					
Value at end of period	$7.97					
Number of accumulation units outstanding at end of period	393					
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.52	$19.58	$16.64	$13.82	$11.80	
Value at end of period	$15.85	$11.52	$19.58	$16.64	$13.82	
Number of accumulation units outstanding at end of period	22,544	19,776	30,582	11,418	3,309	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.37	$13.87	$15.25	$12.69	$12.78	
Value at end of period	$12.04	$9.37	$13.87	$15.25	$12.69	
Number of accumulation units outstanding at end of period	6,760	6,068	5,423	4,641	4,375	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$9.58	$16.86	$14.51	$13.15	$11.38	$9.96
Value at end of period	$12.84	$9.58	$16.86	$14.51	$13.15	$11.38
Number of accumulation units outstanding at end of period	67,268	50,973	60,747	12,660	9,993	7,423
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$7.69	$13.57	$13.52	$13.39		
Value at end of period	$9.89	$7.69	$13.57	$13.52		
Number of accumulation units outstanding at end of period	7,325	0	5,737	1,792		
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$7.11	$13.62	$10.86	$10.28	$9.84	$8.93
Value at end of period	$9.01	$7.11	$13.62	$10.86	$10.28	$9.84
Number of accumulation units outstanding at end of period	1,879	0	1,705	1,481	0	2,107
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.74	$14.69	$15.20	$13.12	$13.07	
Value at end of period	$12.46	$9.74	$14.69	$15.20	$13.12	
Number of accumulation units outstanding at end of period	8,635	136	5,352	2,966	80	
FRANKLIN SMALL–MID CAP GROWTH FUND						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$7.99	$14.04	$12.70	$11.93	$12.00	
Value at end of period	$11.33	$7.99	$14.04	$12.70	$11.93	
Number of accumulation units outstanding at end of period	2,872	865	4,672	309	230	
FUNDAMENTAL INVESTORS℠						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$8.03					
Value at end of period	$8.05					
Number of accumulation units outstanding at end of period	12,424					
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.39	$10.93	$10.63			
Value at end of period	$8.52	$6.39	$10.93			
Number of accumulation units outstanding at end of period	11,750	25,334	22,727			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.09	$15.60	$14.82	$12.97	$12.92	
Value at end of period	$12.20	$9.09	$15.60	$14.82	$12.97	
Number of accumulation units outstanding at end of period	13,247	11,264	15,240	5,706	1,546	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during February 2007)						
Value at beginning of period	$7.87	$13.19	$11.57			
Value at end of period	$11.90	$7.87	$13.19			
Number of accumulation units outstanding at end of period	0	2,028	2,029			

CFI 93

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.13	$10.07	$10.38			
Value at end of period	$8.26	$6.13	$10.07			
Number of accumulation units outstanding at end of period	8,059	82	3,183			
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$6.74	$10.31	$10.91			
Value at end of period	$8.34	$6.74	$10.31			
Number of accumulation units outstanding at end of period	0	6,145	6,143			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$7.55	$12.52	$12.12	$10.73	$10.78	
Value at end of period	$9.86	$7.55	$12.52	$12.12	$10.73	
Number of accumulation units outstanding at end of period	6,449	1,442	9,472	3,392	25	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$9.64	$13.64	$12.68	$12.73		
Value at end of period	$11.47	$9.64	$13.64	$12.68		
Number of accumulation units outstanding at end of period	3,435	220	3,790	906		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.00	$14.91	$13.14	$11.85	$11.77	
Value at end of period	$12.42	$9.00	$14.91	$13.14	$11.85	
Number of accumulation units outstanding at end of period	9,243	5,250	11,670	1,977	81	
ING GLOBAL REAL ESTATE FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$13.76					
Value at end of period	$13.97					
Number of accumulation units outstanding at end of period	1,643					
ING GNMA INCOME FUND						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$11.89	$11.22	$10.69	$10.33	$10.16	$10.09
Value at end of period	$12.38	$11.89	$11.22	$10.69	$10.33	$10.16
Number of accumulation units outstanding at end of period	23,747	20,379	16,457	13,914	12,107	403
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.16	$13.15	$12.67	$11.19	$10.75	$9.67
Value at end of period	$9.93	$8.16	$13.15	$12.67	$11.19	$10.75
Number of accumulation units outstanding at end of period	7,253	7,294	9,199	4,710	6,751	6,689
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.62	$13.97	$13.40	$12.39	$11.29	$9.73
Value at end of period	$11.22	$8.62	$13.97	$13.40	$12.39	$11.29
Number of accumulation units outstanding at end of period	7,264	7,010	6,379	2,581	1	388
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.55	$13.02	$14.06	$12.50	$11.75	$9.88
Value at end of period	$10.54	$8.55	$13.02	$14.06	$12.50	$11.75
Number of accumulation units outstanding at end of period	8,977	8,753	3,794	5,891	2	1,027

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$7.55					
Value at end of period	$9.16					
Number of accumulation units outstanding at end of period	3,018					
ING INDEX SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$6.74					
Value at end of period	$8.63					
Number of accumulation units outstanding at end of period	10,939					
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$6.31					
Value at end of period	$8.35					
Number of accumulation units outstanding at end of period	10,738					
ING INDEX SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$5.89					
Value at end of period	$8.06					
Number of accumulation units outstanding at end of period	3,343					
ING INDEX SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$8.64					
Value at end of period	$9.79					
Number of accumulation units outstanding at end of period	3,599					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$10.08	$11.29	$10.76	$10.45	$10.26	$10.21
Value at end of period	$11.28	$10.08	$11.29	$10.76	$10.45	$10.26
Number of accumulation units outstanding at end of period	18,664	14,088	12,283	10,091	9,405	4,349
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$10.21	$11.28	$10.77	$10.42	$10.26	$10.09
Value at end of period	$11.26	$10.21	$11.28	$10.77	$10.45	$10.26
Number of accumulation units outstanding at end of period	14,238	16,571	11,961	4,851	0	1,500
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$9.46	$19.79	$18.11	$17.74		
Value at end of period	$13.65	$9.46	$19.79	$18.11		
Number of accumulation units outstanding at end of period	1,385	30	1,153	791		
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period				$12.53	$11.54	$11.27
Value at end of period				$16.09	$12.53	$11.54
Number of accumulation units outstanding at end of period				0	2,228	1,298
ING JANUS CONTRARIAN PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$4.68					
Value at end of period	$7.23					
Number of accumulation units outstanding at end of period	756					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.61	$15.75	$15.81			
Value at end of period	$12.93	$7.61	$15.75			
Number of accumulation units outstanding at end of period	385	0	758			
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.81	$14.77	$14.55	$12.59	$12.59	
Value at end of period	$12.23	$9.81	$14.77	$14.55	$12.59	
Number of accumulation units outstanding at end of period	7,271	0	2,450	3,049	84	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$7.27	$12.08	$12.41	$11.37	$11.39	
Value at end of period	$9.52	$7.27	$12.08	$12.41	$11.37	
Number of accumulation units outstanding at end of period	5,552	5,703	4,775	4,680	2,765	
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.05	$11.20	$11.28			
Value at end of period	$8.31	$7.05	$11.20			
Number of accumulation units outstanding at end of period	7,608	7,164	6,740			
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$7.94	$13.43	$12.41			
Value at end of period	$10.16	$7.94	$13.43			
Number of accumulation units outstanding at end of period	746	10,138	10,134			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$9.16	$18.30	$16.18			
Value at end of period	$12.49	$9.16	$18.30			
Number of accumulation units outstanding at end of period	3,211	5,261	4,547			
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.72	$12.63	$12.26	$11.05	$11.07	
Value at end of period	$11.36	$9.72	$12.63	$12.26	$11.05	
Number of accumulation units outstanding at end of period	568	462	422	196	121	
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$11.05	$11.03				
Value at end of period	$10.94	$11.05				
Number of accumulation units outstanding at end of period	687	687				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.50	$14.40	$13.65	$11.69	$10.07	
Value at end of period	$11.74	$8.50	$14.40	$13.65	$11.69	
Number of accumulation units outstanding at end of period	20,236	16,653	16,515	8,014	1,168	
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$11.54					
Value at end of period	$12.28					
Number of accumulation units outstanding at end of period	1,266					

CFI 96

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$11.53	$11.65	$10.73	$10.40	$10.37	
Value at end of period	$12.88	$11.53	$11.65	$10.73	$10.40	
Number of accumulation units outstanding at end of period	12,959	429	1,990	1,567	8	
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.34	$9.18	$9.36			
Value at end of period	$7.07	$6.34	$9.18			
Number of accumulation units outstanding at end of period	8,900	418	9,092			
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.32	$11.31	$11.51			
Value at end of period	$9.01	$7.32	$11.31			
Number of accumulation units outstanding at end of period	35	1,064	952			
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$12.15					
Value at end of period	$12.85					
Number of accumulation units outstanding at end of period	1,678					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.39	$11.15	$11.30			
Value at end of period	$9.17	$7.39	$11.15			
Number of accumulation units outstanding at end of period	689	232	3,926			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$7.36	$11.10	$10.61	$10.65		
Value at end of period	$9.13	$7.36	$11.10	$10.61		
Number of accumulation units outstanding at end of period	903	0	665	562		
ING REAL ESTATE FUND						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$10.18	$15.83	$19.11	$14.16	$12.72	$10.53
Value at end of period	$13.09	$10.18	$15.83	$19.11	$14.16	$12.72
Number of accumulation units outstanding at end of period	537	2,500	3,137	1,864	5,232	2,494
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.94					
Value at end of period	$8.17					
Number of accumulation units outstanding at end of period	4,702					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$5.64					
Value at end of period	$8.21					
Number of accumulation units outstanding at end of period	64					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$6.96	$7.30				
Value at end of period	$8.72	$6.96				
Number of accumulation units outstanding at end of period	3,225	1,015				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$10.07	$14.06				
Value at end of period	$12.74	$10.07				
Number of accumulation units outstanding at end of period	1,845	936				
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$8.77	$12.12	$11.71	$10.68	$10.41	
Value at end of period	$10.63	$8.77	$12.12	$11.71	$10.68	
Number of accumulation units outstanding at end of period	63,904	66,806	45,817	12,542	237	
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$8.24	$12.58	$12.16	$10.91	$10.55	
Value at end of period	$10.25	$8.24	$12.58	$12.16	$10.91	
Number of accumulation units outstanding at end of period	44,007	33,986	32,288	14,835	2,833	
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$8.12	$13.03	$12.51	$11.07	$10.63	
Value at end of period	$10.31	$8.12	$13.03	$12.51	$11.07	
Number of accumulation units outstanding at end of period	62,793	66,360	54,259	19,962	10,893	
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$8.02	$13.46	$12.86	$11.29	$10.77	
Value at end of period	$10.29	$8.02	$13.46	$12.86	$11.29	
Number of accumulation units outstanding at end of period	24,502	27,120	26,705	10,046	1,436	
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$9.40	$11.41	$10.96	$10.36		
Value at end of period	$10.91	$9.40	$11.41	$10.96		
Number of accumulation units outstanding at end of period	4,055	1,081	2,801	62		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$9.23	$12.19	$11.63	$10.84	$10.53	$9.91
Value at end of period	$10.77	$9.23	$12.19	$11.63	$10.84	$10.53
Number of accumulation units outstanding at end of period	4,262	4,565	1,544	43	451	605
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.46	$13.36	$12.84	$11.45	$10.88	$9.73
Value at end of period	$10.50	$8.46	$13.36	$12.84	$11.45	$10.88
Number of accumulation units outstanding at end of period	31,267	28,741	10,618	242	7,031	8,778
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.81	$12.80	$12.25	$11.13	$10.73	$9.82
Value at end of period	$10.64	$8.81	$12.80	$12.25	$11.13	$10.73
Number of accumulation units outstanding at end of period	51,711	45,902	27,115	603	2,920	1,748
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$9.25	$12.88	$12.45	$12.40		
Value at end of period	$12.22	$9.25	$12.88	$12.45		
Number of accumulation units outstanding at end of period	114,520	85,128	45,720	37		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.76	$11.61				
Value at end of period	$9.82	$6.76				
Number of accumulation units outstanding at end of period	1,557	450				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$8.86	$13.90	$13.71			
Value at end of period	$10.97	$8.86	$13.90			
Number of accumulation units outstanding at end of period	6,500	3,700	3,411			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$7.84	$13.70	$12.60	$11.24	$11.29	
Value at end of period	$11.08	$7.84	$13.70	$12.60	$11.24	
Number of accumulation units outstanding at end of period	7,974	11,813	13,424	4,154	1,352	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period		$12.81	$13.07			
Value at end of period		$7.55	$12.81			
Number of accumulation units outstanding at end of period		0	5			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.06	$16.83	$17.11			
Value at end of period	$13.22	$10.06	$16.83			
Number of accumulation units outstanding at end of period	6,297	3,110	4,871			
ING U.S. BOND INDEX® PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$10.17					
Value at end of period	$10.70					
Number of accumulation units outstanding at end of period	241					
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$8.12	$12.88	$13.28	$11.56	$11.28	
Value at end of period	$10.35	$8.12	$12.88	$13.28	$11.56	
Number of accumulation units outstanding at end of period	15,544	19,079	23,331	11,129	6,682	
LAZARD U.S. MID CAP EQUITY PORTFOLIO						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$6.91					
Value at end of period	$7.29					
Number of accumulation units outstanding at end of period	1,062					
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$8.52	$14.21	$14.27	$12.83	$11.98	$11.65
Value at end of period	$10.68	$8.52	$14.21	$14.27	$12.83	$11.98
Number of accumulation units outstanding at end of period	8,873	11,120	13,116	358	13,019	6,143
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$11.77	$17.25	$15.78	$13.23	$11.80	$11.54
Value at end of period	$15.13	$11.77	$17.25	$15.78	$13.23	$11.80
Number of accumulation units outstanding at end of period	3,472	3,421	3,380	113	10,892	8,245

	2009	2008	2007	2006	2005	2004
MASSACHUSETTS INVESTORS GROWTH STOCK FUND						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$7.93	$12.72	$11.53	$10.84	$10.89	
Value at end of period	$11.03	$7.93	$12.72	$11.53	$10.84	
Number of accumulation units outstanding at end of period	1,256	865	989	504	236	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$12.82	$17.68	$16.09	$13.21	$12.14	
Value at end of period	$15.35	$12.82	$17.68	$16.09	$13.21	
Number of accumulation units outstanding at end of period	9,342	5,219	6,902	175	44	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.90	$10.75				
Value at end of period	$8.88	$6.90				
Number of accumulation units outstanding at end of period	3,033	368				
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$10.22	$16.63	$14.50	$12.23	$11.12	$10.93
Value at end of period	$13.89	$10.22	$16.63	$14.50	$12.23	$11.12
Number of accumulation units outstanding at end of period	3,950	3,118	7,472	7,472	6,622	4,726
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during October 2007)						
Value at beginning of period		$12.83	$13.65			
Value at end of period		$6.87	$12.83			
Number of accumulation units outstanding at end of period		0	15			
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$15.38	$29.89	$22.56	$18.20	$13.02	$12.42
Value at end of period	$27.67	$15.38	$29.89	$22.56	$18.20	$13.02
Number of accumulation units outstanding at end of period	13,444	11,351	11,968	1,949	7,797	4,445
OPPENHEIMER GLOBAL SECURITIES FUND/VA						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$9.31	$15.75	$15.50			
Value at end of period	$12.86	$9.31	$15.75			
Number of accumulation units outstanding at end of period	0	61	121			
PAX WORLD BALANCED FUND						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.42	$13.74	$12.68	$11.57	$11.61	
Value at end of period	$11.32	$9.42	$13.74	$12.68	$11.57	
Number of accumulation units outstanding at end of period	1,386	510	784	249	267	
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$10.55					
Value at end of period	$12.11					
Number of accumulation units outstanding at end of period	449					
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$7.65	$12.26	$11.58	$10.58	$10.44	$9.86
Value at end of period	$12.26	$7.65	$12.26	$11.58	$10.58	$10.44
Number of accumulation units outstanding at end of period	7,469	10,964	21,832	167	3,755	4,664

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$7.75					
Value at end of period	$7.78					
Number of accumulation units outstanding at end of period	1,785					
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$9.21	$17.25	$16.03			
Value at end of period	$13.65	$9.21	$17.25			
Number of accumulation units outstanding at end of period	3,638	1,677	1,359			
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$8.86	$14.70	$13.40	$12.21	$10.81	$10.61
Value at end of period	$11.79	$8.86	$14.70	$13.40	$12.21	$10.81
Number of accumulation units outstanding at end of period	56,304	38,240	40,795	15,144	23,142	13,509
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.66	$13.75	$13.41	$11.28	$11.32	
Value at end of period	$11.89	$9.66	$13.75	$13.41	$11.28	
Number of accumulation units outstanding at end of period	8,462	5,661	10,956	7,481	29	
VANGUARD® EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$9.62	$14.12	$13.74			
Value at end of period	$11.08	$9.62	$14.12			
Number of accumulation units outstanding at end of period	4,193	0	3,243			
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$7.76	$13.01	$12.81			
Value at end of period	$10.67	$7.76	$13.01			
Number of accumulation units outstanding at end of period	192	0	21			
WANGER INTERNATIONAL						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$8.37					
Value at end of period	$8.38					
Number of accumulation units outstanding at end of period	505					
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.70	$13.16	$12.80	$10.97	$10.72	$9.90
Value at end of period	$10.24	$8.70	$13.16	$12.80	$10.97	$10.72
Number of accumulation units outstanding at end of period	8,479	15,133	7,538	8,440	13,066	9,936

Condensed Financial Information (continued)

TABLE 16
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$7.81	$13.32	$12.76	$11.30
Value at end of period	$9.34	$7.81	$13.32	$12.76
Number of accumulation units outstanding at end of period	8,088	6,124	333	2,628
ALLIANZ NFJ SMALL-CAP VALUE FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$11.72	$16.11	$15.35	$13.98
Value at end of period	$14.38	$11.72	$16.11	$15.35
Number of accumulation units outstanding at end of period	20,835	16,745	17,728	16,924
AMERICAN BALANCED FUND®				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$9.20	$12.53	$11.90	$10.97
Value at end of period	$11.02	$9.20	$12.53	$11.90
Number of accumulation units outstanding at end of period	5,448	4,758	16,802	3,400
ARIEL APPRECIATION FUND				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$6.93	$11.84	$12.15	$10.52
Value at end of period	$11.16	$6.93	$11.84	$12.15
Number of accumulation units outstanding at end of period	888	888	887	888
ARIEL FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$6.32	$12.36	$12.73	$12.44
Value at end of period	$10.20	$6.32	$12.36	$12.73
Number of accumulation units outstanding at end of period	5,702	3,705	4,510	4,030
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$11.49	$19.54	$16.62	$13.97
Value at end of period	$15.80	$11.49	$19.54	$16.62
Number of accumulation units outstanding at end of period	3,977	2,740	809	512
EVERGREEN SPECIAL VALUES FUND				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$12.00		$15.23	$14.74
Value at end of period	$12.00		$13.84	$15.23
Number of accumulation units outstanding at end of period	2,010		0	2,643
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$9.55	$16.83	$14.49	$13.13
Value at end of period	$12.80	$9.55	$16.83	$14.49
Number of accumulation units outstanding at end of period	21,001	14,139	13,706	10,058
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period		$13.54	$13.51	$11.81
Value at end of period		$7.67	$13.54	$13.51
Number of accumulation units outstanding at end of period		0	3,616	189

CFI 102

Condensed Financial Information (continued)

	2009	2008	2007	2006
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$9.72	$14.66	$15.18	$14.27
Value at end of period	$12.42	$9.72	$14.66	$15.18
Number of accumulation units outstanding at end of period	1,499	1,346	2,376	2,650
FRANKLIN SMALL–MID CAP GROWTH FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$7.97	$14.02	$12.68	$12.66
Value at end of period	$11.30	$7.97	$14.02	$12.68
Number of accumulation units outstanding at end of period	6,074	4,162	3,384	2,510
FUNDAMENTAL INVESTORS[SM]				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$6.26			
Value at end of period	$8.04			
Number of accumulation units outstanding at end of period	293			
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period		$13.78	$14.44	
Value at end of period		$10.03	$13.78	
Number of accumulation units outstanding at end of period		0	1,363	
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$6.38	$10.92	$10.62	
Value at end of period	$8.50	$6.38	$10.92	
Number of accumulation units outstanding at end of period	3,530	3,547	4,082	
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$9.07	$15.57	$14.80	$13.88
Value at end of period	$12.16	$9.07	$15.57	$14.80
Number of accumulation units outstanding at end of period	19,885	16,166	13,631	12,274
ING CLARION REAL ESTATE PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$6.12	$10.06	$12.33	$11.79
Value at end of period	$8.24	$6.12	$10.06	$12.33
Number of accumulation units outstanding at end of period	3,377	1,624	2,325	1,171
ING COLUMBIA SMALL CAP VALUE PORTFOLIO				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$6.73	$9.90		
Value at end of period	$8.33	$6.73		
Number of accumulation units outstanding at end of period	3,082	2,213		
ING DAVIS NEW YORK VENTURE PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$7.53	$12.49	$12.10	$10.68
Value at end of period	$9.83	$7.53	$12.49	$12.10
Number of accumulation units outstanding at end of period	471	422	514	327
ING EVERGREEN HEALTH SCIENCES PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$9.62	$12.43		
Value at end of period	$11.45	$9.62		
Number of accumulation units outstanding at end of period	54	13		

CFI 103

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$8.98	$14.89	$13.13	$12.01
Value at end of period	$12.39	$8.98	$14.89	$13.13
Number of accumulation units outstanding at end of period	4,252	3,197	1,902	1,647
ING GNMA INCOME FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$11.86	$11.20	$10.67	$10.31
Value at end of period	$12.35	$11.86	$11.20	$10.67
Number of accumulation units outstanding at end of period	25,702	9,001	735	4,398
ING GROWTH AND INCOME PORTFOLIO				
(Funds were first received in this option during August 2009)				
Value at beginning of period	$11.26			
Value at end of period	$12.39			
Number of accumulation units outstanding at end of period	724			
ING INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$8.14	$13.12	$12.65	$11.44
Value at end of period	$9.90	$8.14	$13.12	$12.65
Number of accumulation units outstanding at end of period	1,950	2,569	3,091	5,307
ING INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$8.60	$13.94	$13.38	$12.36
Value at end of period	$11.18	$8.60	$13.94	$13.38
Number of accumulation units outstanding at end of period	2,401	2,449	3,091	3,079
ING INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$8.53	$13.00	$14.04	$12.79
Value at end of period	$10.51	$8.53	$13.00	$14.04
Number of accumulation units outstanding at end of period	1,252	700	4,342	3,011
ING INTERMEDIATE BOND FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$10.06	$11.27	$10.75	$10.45
Value at end of period	$11.25	$10.06	$11.27	$10.75
Number of accumulation units outstanding at end of period	6,185	3,452	8,526	17,702
ING INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$10.18	$11.26	$10.75	$10.30
Value at end of period	$11.23	$10.18	$11.26	$10.75
Number of accumulation units outstanding at end of period	7,728	6,165	43	7
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$9.44	$19.75	$18.08	$15.23
Value at end of period	$13.61	$9.44	$19.75	$18.08
Number of accumulation units outstanding at end of period	1,152	1,425	1,316	1,035
ING INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$10.26	$17.31		
Value at end of period	$12.93	$10.26		
Number of accumulation units outstanding at end of period	318	247		

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.04	$11.19	$11.27	
Value at end of period	$8.29	$7.04	$11.19	
Number of accumulation units outstanding at end of period	68,284	58,225	52,662	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$9.14	$18.27	$15.30	$13.09
Value at end of period	$12.46	$9.14	$18.27	$15.30
Number of accumulation units outstanding at end of period	463	172	152	119
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$8.49	$14.38	$13.64	$12.29
Value at end of period	$11.72	$8.49	$14.38	$13.64
Number of accumulation units outstanding at end of period	15,434	13,164	15,777	14,061
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$8.54			
Value at end of period	$10.42			
Number of accumulation units outstanding at end of period	2,248			
ING OPPORTUNISTIC LARGECAP PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$8.50	$13.33	$13.07	$11.80
Value at end of period	$9.68	$8.50	$13.33	$13.07
Number of accumulation units outstanding at end of period	190	189	189	189
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$11.50	$11.62	$10.71	$10.39
Value at end of period	$12.85	$11.50	$11.62	$10.71
Number of accumulation units outstanding at end of period	39,094	34,072	25,396	22,054
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$6.34	$9.17	$9.35	
Value at end of period	$7.05	$6.34	$9.17	
Number of accumulation units outstanding at end of period	4,156	0	98	
ING PIONEER FUND PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.31	$11.30	$11.50	
Value at end of period	$8.99	$7.31	$11.30	
Number of accumulation units outstanding at end of period	1,871	1,436	2,341	
ING PIONEER HIGH YIELD PORTFOLIO				
(Funds were first received in this option during August 2007)				
Value at beginning of period		$11.11	$10.83	
Value at end of period		$7.76	$11.11	
Number of accumulation units outstanding at end of period		0	54	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.38	$11.14	$11.29	
Value at end of period	$9.15	$7.38	$11.14	
Number of accumulation units outstanding at end of period	366	333	423	

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$7.35	$10.50		
Value at end of period	$9.11	$7.35		
Number of accumulation units outstanding at end of period	2,512	1,923		
ING REAL ESTATE FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$10.16	$15.80	$19.09	$15.53
Value at end of period	$13.05	$10.16	$15.80	$19.09
Number of accumulation units outstanding at end of period	15,439	12,248	15,542	21,470
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$6.31			
Value at end of period	$8.71			
Number of accumulation units outstanding at end of period	61			
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$8.75	$12.10	$11.70	$10.61
Value at end of period	$10.60	$8.75	$12.10	$11.70
Number of accumulation units outstanding at end of period	5,157	4,718	6,144	2,518
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$8.23	$12.56	$12.15	$11.79
Value at end of period	$10.23	$8.23	$12.56	$12.15
Number of accumulation units outstanding at end of period	9,078	2,543	12,774	3,876
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$8.11	$13.02	$12.50	$11.03
Value at end of period	$10.29	$8.11	$13.02	$12.50
Number of accumulation units outstanding at end of period	8,218	5,462	6,603	5,175
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$8.00	$13.44	$12.85	$12.40
Value at end of period	$10.26	$8.00	$13.44	$12.85
Number of accumulation units outstanding at end of period	1,355	846	4,510	1,398
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.38	$11.39	$10.95	$10.95
Value at end of period	$10.88	$9.38	$11.39	$10.95
Number of accumulation units outstanding at end of period	5,842	6,181	1,938	708
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$9.21	$12.17	$11.61	$11.01
Value at end of period	$10.74	$9.21	$12.17	$11.61
Number of accumulation units outstanding at end of period	12,103	9,649	9,701	5,186
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$8.44	$13.33	$12.82	$12.50
Value at end of period	$10.46	$8.44	$13.33	$12.82
Number of accumulation units outstanding at end of period	190	88	0	201

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$8.79	$12.78	$12.23	$11.41
Value at end of period	$10.61	$8.79	$12.78	$12.23
Number of accumulation units outstanding at end of period	3,794	3,131	4,491	26,739
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$9.24	$12.86	$12.44	$11.31
Value at end of period	$12.19	$9.24	$12.86	$12.44
Number of accumulation units outstanding at end of period	7,820	6,498	1,842	2,421
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$6.75	$11.98	$10.65	$9.58
Value at end of period	$9.80	$6.75	$11.98	$10.65
Number of accumulation units outstanding at end of period	1,120	1,120	1,083	1,016
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$8.83	$13.87	$13.59	$11.73
Value at end of period	$10.94	$8.83	$13.87	$13.59
Number of accumulation units outstanding at end of period	593	438	370	294
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period		$13.67	$12.76	
Value at end of period		$7.82	$13.67	
Number of accumulation units outstanding at end of period		0	859	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$10.05	$16.82	$17.10	
Value at end of period	$13.20	$10.05	$16.82	
Number of accumulation units outstanding at end of period	1,922	24	41	
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$8.10	$12.85	$13.27	$12.96
Value at end of period	$10.32	$8.10	$12.85	$13.27
Number of accumulation units outstanding at end of period	654	286	55	2
MUTUAL GLOBAL DISCOVERY FUND				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$12.79	$17.65	$16.07	$14.28
Value at end of period	$15.30	$12.79	$17.65	$16.07
Number of accumulation units outstanding at end of period	15,765	14,643	19,681	9,820
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$6.89	$11.41	$10.72	$10.32
Value at end of period	$8.87	$6.89	$11.41	$10.72
Number of accumulation units outstanding at end of period	2,339	1,744	1,140	594
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$10.19	$16.59	$14.47	$12.67
Value at end of period	$13.85	$10.19	$16.59	$14.47
Number of accumulation units outstanding at end of period	19,909	17,037	19,299	13,528

Condensed Financial Information (continued)

	2009	2008	2007	2006
OPPENHEIMER CAPITAL APPRECIATION FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$6.86	$12.81	$11.38	$11.07
Value at end of period	$9.74	$6.86	$12.81	$11.38
Number of accumulation units outstanding at end of period	6,717	5,224	4,661	18,737
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$27.59		$22.52	$20.34
Value at end of period	$27.59		$29.83	$22.52
Number of accumulation units outstanding at end of period	1,706		0	4,032
PAX WORLD BALANCED FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$9.40	$13.71	$12.66	$11.93
Value at end of period	$11.29	$9.40	$13.71	$12.66
Number of accumulation units outstanding at end of period	3,465	1,386	2,174	1,189
PIMCO VIT REAL RETURN PORTFOLIO				
(Funds were first received in this option during January 2009)				
Value at beginning of period	$10.41			
Value at end of period	$12.09			
Number of accumulation units outstanding at end of period	91			
PIONEER EMERGING MARKETS VCT PORTFOLIO				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$5.26	$11.74		
Value at end of period	$9.08	$5.26		
Number of accumulation units outstanding at end of period	3,722	2,165		
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$7.63	$12.23	$11.56	$10.87
Value at end of period	$12.23	$7.63	$12.23	$11.56
Number of accumulation units outstanding at end of period	11,649	9,819	10,080	13,994
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during October 2006)				
Value at beginning of period			$14.64	$14.00
Value at end of period			$14.53	$14.64
Number of accumulation units outstanding at end of period			0	10,314
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$9.19	$17.22	$14.84	$12.99
Value at end of period	$13.61	$9.19	$17.22	$14.84
Number of accumulation units outstanding at end of period	13,107	11,307	10,494	12,237
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$8.84	$14.67	$13.38	$12.54
Value at end of period	$11.75	$8.84	$14.67	$13.38
Number of accumulation units outstanding at end of period	69,189	58,740	60,672	53,060
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$9.64	$13.73	$13.53	
Value at end of period	$11.85	$9.64	$13.73	
Number of accumulation units outstanding at end of period	3,280	127	3,661	

Condensed Financial Information (continued)

	2009	2008	2007	2006
WANGER INTERNATIONAL				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$5.65	$10.02		
Value at end of period	$8.37	$5.65		
Number of accumulation units outstanding at end of period	1,501	1,483		
WASHINGTON MUTUAL INVESTORS FUND^{SM}				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$8.68	$13.13	$12.78	$11.37
Value at end of period	$10.21	$8.68	$13.13	$12.78
Number of accumulation units outstanding at end of period	11,336	9,234	14,468	8,016

TABLE 17
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period		$14.04	$12.91	$11.56		
Value at end of period		$10.08	$14.04	$12.91		
Number of accumulation units outstanding at end of period		0	242	142		
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period		$16.08	$15.32	$13.24		
Value at end of period		$11.70	$16.08	$15.32		
Number of accumulation units outstanding at end of period		0	1,311	970		
AMERICAN BALANCED FUND®						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$9.18	$12.51	$11.88	$10.76	$10.54	
Value at end of period	$10.98	$9.18	$12.51	$11.88	$10.76	
Number of accumulation units outstanding at end of period	44,958	34,462	142,960	19,860	13,725	
ARIEL APPRECIATION FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$6.92	$11.82	$12.14	$11.08	$10.90	$9.67
Value at end of period	$11.13	$6.92	$11.82	$12.14	$11.08	$10.90
Number of accumulation units outstanding at end of period	129	105	846	11,953	9,152	141
ARIEL FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$6.30	$12.34	$12.71	$11.66	$11.70	$9.90
Value at end of period	$10.17	$6.30	$12.34	$12.71	$11.66	$11.70
Number of accumulation units outstanding at end of period	10,584	12,232	11,493	3,322	2,635	2,340
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$11.46	$19.50	$16.60	$13.79	$11.53	$9.54
Value at end of period	$15.75	$11.46	$19.50	$16.60	$13.79	$11.53
Number of accumulation units outstanding at end of period	17,151	21,096	12,126	4,275	3,550	2,625

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$9.32	$13.82	$15.05			
Value at end of period	$11.97	$9.32	$13.82			
Number of accumulation units outstanding at end of period	0	5,060	5,224			
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.53	$16.80	$14.47	$13.12	$11.37	$9.96
Value at end of period	$12.77	$9.53	$16.80	$14.47	$13.12	$11.37
Number of accumulation units outstanding at end of period	29,177	38,374	32,634	13,254	7,727	3,585
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$7.65	$13.51	$13.48			
Value at end of period	$9.83	$7.65	$13.51			
Number of accumulation units outstanding at end of period	0	8,371	9,499			
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$9.69	$13.66				
Value at end of period	$12.38	$9.69				
Number of accumulation units outstanding at end of period	46	567				
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$7.95	$13.99	$12.67	$11.20		
Value at end of period	$11.26	$7.95	$13.99	$12.67		
Number of accumulation units outstanding at end of period	0	4	16,419	17,783		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$10.01	$12.90				
Value at end of period	$13.46	$10.01				
Number of accumulation units outstanding at end of period	848	671				
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.38	$10.92	$10.61			
Value at end of period	$8.49	$6.38	$10.92			
Number of accumulation units outstanding at end of period	12,908	18,290	7,097			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$9.05	$15.54	$14.93			
Value at end of period	$12.12	$9.05	$15.54			
Number of accumulation units outstanding at end of period	8,067	8,759	38,023			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$7.83	$13.14	$11.16	$10.80		
Value at end of period	$11.83	$7.83	$13.14	$11.16		
Number of accumulation units outstanding at end of period	0	3,362	2,454	42		
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.12	$10.60				
Value at end of period	$8.23	$6.12				
Number of accumulation units outstanding at end of period	1,142	1,175				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.73	$10.01				
Value at end of period	$8.31	$6.73				
Number of accumulation units outstanding at end of period	1,641	1,284				
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.51	$10.34				
Value at end of period	$9.80	$7.51				
Number of accumulation units outstanding at end of period	1,051	1,850				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$8.96	$14.87	$14.38			
Value at end of period	$12.36	$8.96	$14.87			
Number of accumulation units outstanding at end of period	3,054	3,608	3,469			
ING GNMA INCOME FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$11.83	$11.17	$10.66	$10.31	$10.15	$9.82
Value at end of period	$12.31	$11.83	$11.17	$10.66	$10.31	$10.15
Number of accumulation units outstanding at end of period	5,876	6,534	13,831	2,118	1,823	1,552
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period		$13.10	$13.39			
Value at end of period		$8.12	$13.10			
Number of accumulation units outstanding at end of period		0	8,506			
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during February 2007)						
Value at beginning of period	$8.58	$13.92	$14.25			
Value at end of period	$11.15	$8.58	$13.92			
Number of accumulation units outstanding at end of period	10,552	7,620	6,507			
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$8.51	$12.97	$14.02	$12.47	$11.77	
Value at end of period	$10.48	$8.51	$12.97	$14.02	$12.47	
Number of accumulation units outstanding at end of period	210	3,427	7,557	5,381	5,986	
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$10.03	$11.25	$10.73	$10.43	$10.25	$9.75
Value at end of period	$11.21	$10.03	$11.25	$10.73	$10.43	$10.25
Number of accumulation units outstanding at end of period	8,132	20,774	17,745	18,116	14,799	1,306
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$10.16	$11.24	$10.73	$10.36		
Value at end of period	$11.19	$10.16	$11.24	$10.73		
Number of accumulation units outstanding at end of period	1,370	758	8,482	1,077		
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during March 2008)						
Value at beginning of period	$9.41	$18.23				
Value at end of period	$13.57	$9.41				
Number of accumulation units outstanding at end of period	3,835	3,472				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$10.23	$10.17				
Value at end of period	$12.89	$10.23				
Number of accumulation units outstanding at end of period	0	6				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$7.59	$11.12				
Value at end of period	$12.89	$7.59				
Number of accumulation units outstanding at end of period	0	441				
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$9.76	$14.72	$15.53			
Value at end of period	$12.16	$9.76	$14.72			
Number of accumulation units outstanding at end of period	2,287	2,156	24,334			
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$7.91	$13.39	$12.27			
Value at end of period	$10.11	$7.91	$13.39			
Number of accumulation units outstanding at end of period	0	924	808			
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period			$12.22	$12.28		
Value at end of period			$12.58	$12.22		
Number of accumulation units outstanding at end of period			0	2		
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$11.00	$11.00				
Value at end of period	$10.88	$11.00				
Number of accumulation units outstanding at end of period	13,363	24,465				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.47	$14.35	$13.63	$11.68	$9.88	
Value at end of period	$11.69	$8.47	$14.35	$13.63	$11.68	
Number of accumulation units outstanding at end of period	10,695	8,985	40,883	14,323	9,486	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$8.66	$10.17				
Value at end of period	$10.41	$8.66				
Number of accumulation units outstanding at end of period	0	516				
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$11.48	$11.60	$10.67			
Value at end of period	$12.81	$11.48	$11.60			
Number of accumulation units outstanding at end of period	15,915	17,094	28,272			
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.33	$9.17	$9.34			
Value at end of period	$7.04	$6.33	$9.17			
Number of accumulation units outstanding at end of period	17,766	22,975	23,354			

CFI 112

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO (CLASS S)						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$7.28	$7.23				
Value at end of period	$8.94	$7.28				
Number of accumulation units outstanding at end of period	106	10				
ING REAL ESTATE FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$10.13	$15.77	$19.06	$14.13	$12.71	$9.07
Value at end of period	$13.01	$10.13	$15.77	$19.06	$14.13	$12.71
Number of accumulation units outstanding at end of period	1,714	6,192	6,493	1,133	1,034	1,175
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.02	$14.20				
Value at end of period	$12.66	$10.02				
Number of accumulation units outstanding at end of period	5,030	3,899				
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$8.74	$12.09	$11.70	$11.19		
Value at end of period	$10.58	$8.74	$12.09	$11.70		
Number of accumulation units outstanding at end of period	6,180	44,122	37,839	429		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$8.21	$12.55	$12.14	$11.49		
Value at end of period	$10.20	$8.21	$12.55	$12.14		
Number of accumulation units outstanding at end of period	18,585	50,866	31,638	21,894		
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$8.09	$13.00	$12.58			
Value at end of period	$10.27	$8.09	$13.00			
Number of accumulation units outstanding at end of period	23,111	39,443	12,993			
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$7.99	$13.42	$12.84	$12.00		
Value at end of period	$10.24	$7.99	$13.42	$12.84		
Number of accumulation units outstanding at end of period	17,143	18,195	1,862	101		
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$9.36	$11.38	$10.95			
Value at end of period	$10.86	$9.36	$11.38			
Number of accumulation units outstanding at end of period	7,742	17,525	5,106			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.18	$12.14	$11.60	$10.81	$10.53	$9.68
Value at end of period	$10.71	$9.18	$12.14	$11.60	$10.81	$10.53
Number of accumulation units outstanding at end of period	6,755	6,339	5,674	3,155	2,562	683
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.42	$13.31	$12.80	$11.43	$10.87	$9.58
Value at end of period	$10.43	$8.42	$13.31	$12.80	$11.43	$10.87
Number of accumulation units outstanding at end of period	6,552	4,213	7,420	3,942	3,326	401

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$8.77	$12.75	$12.22	$10.94		
Value at end of period	$10.58	$8.77	$12.75	$12.22		
Number of accumulation units outstanding at end of period	22,648	19,263	5,601	302		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$9.22	$12.85	$12.43	$11.75		
Value at end of period	$12.16	$9.22	$12.85	$12.43		
Number of accumulation units outstanding at end of period	0	39,036	36,033	28		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$8.81	$13.84	$13.57	$11.66		
Value at end of period	$10.90	$8.81	$13.84	$13.57		
Number of accumulation units outstanding at end of period	1,586	559	31,713	40		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$7.80	$12.87				
Value at end of period	$11.02	$7.80				
Number of accumulation units outstanding at end of period	504	249				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.04	$16.80	$17.08			
Value at end of period	$13.18	$10.04	$16.80			
Number of accumulation units outstanding at end of period	1,294	1,187	1,483			
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.08	$12.83	$13.25	$11.54	$11.25	$9.74
Value at end of period	$10.29	$8.08	$12.83	$13.25	$11.54	$11.25
Number of accumulation units outstanding at end of period	2,648	1,935	2,230	1,994	1,512	1,437
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period		$17.18	$15.73	$14.11		
Value at end of period		$11.71	$17.18	$15.73		
Number of accumulation units outstanding at end of period		0	2,543	2,204		
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$12.75	$17.61	$16.05	$13.40		
Value at end of period	$15.26	$12.75	$17.61	$16.05		
Number of accumulation units outstanding at end of period	2,865	14,654	14,181	5,333		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.88	$11.10				
Value at end of period	$8.85	$6.88				
Number of accumulation units outstanding at end of period	73	61				
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$10.17	$16.56	$14.44			
Value at end of period	$13.81	$10.17	$16.56			
Number of accumulation units outstanding at end of period	3,715	6,272	4,468			

CFI 114

Condensed Financial Information (continued)

	2009	**2008**	**2007**	**2006**	**2005**	**2004**
OPCAP MID CAP PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$5.65	$8.08				
Value at end of period	$7.75	$5.65				
Number of accumulation units outstanding at end of period	0	23				
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$15.31	$29.78	$22.49	$18.17	$13.00	$9.10
Value at end of period	$27.51	$15.31	$29.78	$22.49	$18.17	$13.00
Number of accumulation units outstanding at end of period	4,083	3,897	25,983	27,740	7,306	4,179
PAX WORLD BALANCED FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$9.38	$13.68	$12.64	$12.67		
Value at end of period	$11.25	$9.38	$13.68	$12.64		
Number of accumulation units outstanding at end of period	713	8,300	8,417	5		
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$10.31	$11.69				
Value at end of period	$12.06	$10.31				
Number of accumulation units outstanding at end of period	0	757				
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$7.61	$12.21	$11.55	$10.56	$10.43	$9.57
Value at end of period	$12.19	$7.61	$12.21	$11.55	$10.56	$10.43
Number of accumulation units outstanding at end of period	3,654	19,312	16,094	4,063	2,469	2,447
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.36	$14.50	$14.62	$12.32	$11.60	$9.81
Value at end of period	$13.55	$9.36	$14.50	$14.62	$12.32	$11.60
Number of accumulation units outstanding at end of period	4,403	4,500	5,431	7,212	5,555	7,662
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.82	$14.64	$13.36	$12.19	$10.80	$9.74
Value at end of period	$11.72	$8.82	$14.64	$13.36	$12.19	$10.80
Number of accumulation units outstanding at end of period	51,448	55,641	29,495	15,726	11,028	4,724
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.61	$13.70	$13.37	$11.25	$11.02	$9.65
Value at end of period	$11.82	$9.61	$13.70	$13.37	$11.25	$11.02
Number of accumulation units outstanding at end of period	7,733	6,828	2,355	2,588	1,015	1,294
WASHINGTON MUTUAL INVESTORS FUND[SM]						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.66	$13.10	$12.76	$10.95	$10.71	$9.75
Value at end of period	$10.18	$8.66	$13.10	$12.76	$10.95	$10.71
Number of accumulation units outstanding at end of period	5,980	6,316	2,785	9,015	7,004	2,066

Condensed Financial Information (continued)

TABLE 18
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005
AMERICAN BALANCED FUND®					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.16	$12.48	$11.86	$10.75	$10.31
Value at end of period	$10.95	$9.16	$12.48	$11.86	$10.75
Number of accumulation units outstanding at end of period	69,233	65,199	63,383	115,360	106,951
ARIEL FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$6.29	$12.31	$12.69	$11.65	$11.76
Value at end of period	$10.14	$6.29	$12.31	$12.69	$11.65
Number of accumulation units outstanding at end of period	17,454	10,131	11,197	2,753	3,037
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$11.43	$19.46	$16.59		
Value at end of period	$15.71	$11.43	$19.46		
Number of accumulation units outstanding at end of period	9,608	391	6,712		
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$8.27				
Value at end of period	$11.93				
Number of accumulation units outstanding at end of period	6,340				
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$9.51	$16.76	$14.45	$13.11	$11.81
Value at end of period	$12.73	$9.51	$16.76	$14.45	$13.11
Number of accumulation units outstanding at end of period	65,198	44,557	46,828	7,565	6,925
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$6.84				
Value at end of period	$9.80				
Number of accumulation units outstanding at end of period	9,333				
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$9.67	$14.60	$15.13	$13.52	
Value at end of period	$12.35	$9.67	$14.60	$15.13	
Number of accumulation units outstanding at end of period	260	19,121	22,331	19,237	
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$7.93	$12.96			
Value at end of period	$11.23	$7.93			
Number of accumulation units outstanding at end of period	0	222			
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.37	$10.91	$10.61		
Value at end of period	$8.47	$6.37	$10.91		
Number of accumulation units outstanding at end of period	20,006	15,109	14,379		

CFI 116

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.03	$15.51	$14.76	$12.93	$11.59
Value at end of period	$12.09	$9.03	$15.51	$14.76	$12.93
Number of accumulation units outstanding at end of period	11,229	43,782	42,020	26,315	18,186
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
Value at beginning of period	$7.81				
Value at end of period	$11.80				
Number of accumulation units outstanding at end of period	7,152				
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.11	$10.04	$10.36		
Value at end of period	$8.21	$6.11	$10.04		
Number of accumulation units outstanding at end of period	3,863	2,177	2,626		
ING COLUMBIA SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period		$10.29	$10.16		
Value at end of period		$6.72	$10.29		
Number of accumulation units outstanding at end of period		0	15		
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$7.49	$12.21			
Value at end of period	$9.77	$7.49			
Number of accumulation units outstanding at end of period	0	192			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$10.48				
Value at end of period	$11.39				
Number of accumulation units outstanding at end of period	716				
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$8.95	$14.85	$13.27		
Value at end of period	$12.33	$8.95	$14.85		
Number of accumulation units outstanding at end of period	291	291	1,778		
ING GNMA INCOME FUND					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$11.80	$11.15	$10.65		
Value at end of period	$12.27	$11.80	$11.15		
Number of accumulation units outstanding at end of period	16,395	16,213	14,423		
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.10	$13.07	$12.62	$11.16	$10.32
Value at end of period	$9.84	$8.10	$13.07	$12.62	$11.16
Number of accumulation units outstanding at end of period	8,671	28,238	27,246	27,897	12,861
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period		$13.89	$14.44		
Value at end of period		$8.56	$13.89		
Number of accumulation units outstanding at end of period		0	862		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$8.48	$12.95	$14.10		
Value at end of period	$10.45	$8.48	$12.95		
Number of accumulation units outstanding at end of period	4,108	66	927		
ING INTERMEDIATE BOND FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$10.01	$11.23	$10.72	$10.42	$10.39
Value at end of period	$11.18	$10.01	$11.23	$10.72	$10.42
Number of accumulation units outstanding at end of period	30,304	24,949	14,173	3,459	3,036
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$10.13	$11.22	$10.72	$10.43	$10.33
Value at end of period	$11.16	$10.13	$11.22	$10.72	$10.43
Number of accumulation units outstanding at end of period	0	292	759	8,944	9,684
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$9.39	$19.68	$18.03	$14.29	
Value at end of period	$13.53	$9.39	$19.68	$18.03	
Number of accumulation units outstanding at end of period	304	28,635	26,916	25,946	
ING INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$10.21	$18.00	$16.07		
Value at end of period	$12.86	$10.21	$18.00		
Number of accumulation units outstanding at end of period	4,242	4,072	3,566		
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.74	$14.69	$14.49	$12.55	$11.54
Value at end of period	$12.12	$9.74	$14.69	$14.49	$12.55
Number of accumulation units outstanding at end of period	1,059	23,191	23,345	53,136	24,118
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.02	$11.17	$11.25		
Value at end of period	$8.26	$7.02	$11.17		
Number of accumulation units outstanding at end of period	5,915	5,456	4,472		
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$7.34				
Value at end of period	$10.08				
Number of accumulation units outstanding at end of period	2,399				
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$9.65	$12.56	$12.20	$10.92	
Value at end of period	$11.26	$9.65	$12.56	$12.20	
Number of accumulation units outstanding at end of period	99	20,831	23,823	21,492	
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.45	$14.33	$13.61	$11.68	$9.82
Value at end of period	$11.66	$8.45	$14.33	$13.61	$11.68
Number of accumulation units outstanding at end of period	415	22,592	19,695	44,869	23,911

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$11.45	$11.58	$10.68	$10.37	$10.31
Value at end of period	$12.77	$11.45	$11.58	$10.68	$10.37
Number of accumulation units outstanding at end of period	20,504	56,051	53,030	64,234	17,503
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$6.47				
Value at end of period	$7.00				
Number of accumulation units outstanding at end of period	387				
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.32	$9.16	$9.33		
Value at end of period	$7.03	$6.32	$9.16		
Number of accumulation units outstanding at end of period	10,178	0	6,706		
ING PIONEER FUND PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period		$11.28	$11.48		
Value at end of period		$7.29	$11.28		
Number of accumulation units outstanding at end of period		0	2,604		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.36	$11.12	$11.27		
Value at end of period	$9.12	$7.36	$11.12		
Number of accumulation units outstanding at end of period	189	189	3,227		
ING REAL ESTATE FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$10.11	$15.73	$19.03	$15.40	
Value at end of period	$12.98	$10.11	$15.73	$19.03	
Number of accumulation units outstanding at end of period	26,089	31,333	29,503	12,463	
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$8.72	$12.07	$12.09		
Value at end of period	$10.55	$8.72	$12.07		
Number of accumulation units outstanding at end of period	54,802	19,222	5,541		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$8.20	$12.53	$12.12		
Value at end of period	$10.18	$8.20	$12.53		
Number of accumulation units outstanding at end of period	55,289	14,016	10,135		
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$8.08	$12.98	$12.44		
Value at end of period	$10.24	$8.08	$12.98		
Number of accumulation units outstanding at end of period	35,772	13,916	8,372		
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$7.97	$13.41	$12.78		
Value at end of period	$10.22	$7.97	$13.41		
Number of accumulation units outstanding at end of period	9,547	3,511	2,322		

	2009	2008	2007	2006	2005
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$9.35	$11.36	$11.22		
Value at end of period	$10.83	$9.35	$11.36		
Number of accumulation units outstanding at end of period	6,358	0	14,183		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.16	$12.12	$11.58	$10.80	$10.37
Value at end of period	$10.68	$9.16	$12.12	$11.58	$10.80
Number of accumulation units outstanding at end of period	1,220	14,986	15,880	16,615	1,773
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.40	$13.28	$12.78	$11.42	$10.51
Value at end of period	$10.40	$8.40	$13.28	$12.78	$11.42
Number of accumulation units outstanding at end of period	12,451	41,271	41,744	32,721	3,700
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.75	$12.73	$12.20	$11.09	$10.45
Value at end of period	$10.54	$8.75	$12.73	$12.20	$11.09
Number of accumulation units outstanding at end of period	5,960	31,530	27,154	26,621	5,377
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$8.98				
Value at end of period	$12.13				
Number of accumulation units outstanding at end of period	42,666				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$6.73	$11.95	$10.64	$9.43	
Value at end of period	$9.76	$6.73	$11.95	$10.64	
Number of accumulation units outstanding at end of period	55	3,285	1,057	444	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$7.55	$13.43	$12.00	$10.64	
Value at end of period	$10.92	$7.55	$13.43	$12.00	
Number of accumulation units outstanding at end of period	141	12,723	11,606	12,276	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period		$13.81	$13.55	$11.50	$10.86
Value at end of period		$8.79	$13.81	$13.55	$11.50
Number of accumulation units outstanding at end of period		0	1,985	35,830	26,832
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.02	$16.79	$17.07		
Value at end of period	$13.15	$10.02	$16.79		
Number of accumulation units outstanding at end of period	963	27,025	27,159		
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$8.06	$12.80	$13.12		
Value at end of period	$10.26	$8.06	$12.80		
Number of accumulation units outstanding at end of period	209	209	2,093		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$8.45	$14.12	$14.21	$12.79	$12.19
Value at end of period	$10.59	$8.45	$14.12	$14.21	$12.79
Number of accumulation units outstanding at end of period	9,939	11,410	11,369	1,881	1,671
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$11.69	$17.15	$15.40		
Value at end of period	$15.00	$11.69	$17.15		
Number of accumulation units outstanding at end of period	23,401	25,996	25,563		
MASSACHUSETTS INVESTORS GROWTH STOCK FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$7.88	$12.64	$11.48	$10.25	
Value at end of period	$10.93	$7.88	$12.64	$11.48	
Number of accumulation units outstanding at end of period	501	22,059	19,252	17,851	
MUTUAL GLOBAL DISCOVERY FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$12.72	$17.58	$16.02	$13.17	$12.06
Value at end of period	$15.21	$12.72	$17.58	$16.02	$13.17
Number of accumulation units outstanding at end of period	35,668	21,157	18,620	2,897	2,485
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.87	$11.39	$11.39		
Value at end of period	$8.84	$6.87	$11.39		
Number of accumulation units outstanding at end of period	1,224	854	101		
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$10.14	$16.53	$14.49		
Value at end of period	$13.77	$10.14	$16.53		
Number of accumulation units outstanding at end of period	12,505	8,826	7,889		
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$15.27	$29.72	$22.20		
Value at end of period	$27.43	$15.27	$29.72		
Number of accumulation units outstanding at end of period	9,013	8,722	7,807		
PAX WORLD BALANCED FUND					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$9.20				
Value at end of period	$11.22				
Number of accumulation units outstanding at end of period	10,097				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$7.59	$12.18	$11.53	$10.55	$10.22
Value at end of period	$12.16	$7.59	$12.18	$11.53	$10.55
Number of accumulation units outstanding at end of period	25,933	7,429	6,894	718	618
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$9.34	$14.47	$14.67		
Value at end of period	$13.51	$9.34	$14.47		
Number of accumulation units outstanding at end of period	18,489	19,046	17,718		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$9.14	$17.15	$14.80	$12.48	$11.27
Value at end of period	$13.53	$9.14	$17.15	$14.80	$12.48
Number of accumulation units outstanding at end of period	1,660	1,410	1,262	1,579	1,389
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$8.80	$14.61	$13.34	$12.17	$11.01
Value at end of period	$11.69	$8.80	$14.61	$13.34	$12.17
Number of accumulation units outstanding at end of period	51,157	89,477	91,972	45,614	4,047
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$9.59	$13.67	$13.35	$11.24	$11.07
Value at end of period	$11.78	$9.59	$13.67	$13.35	$11.24
Number of accumulation units outstanding at end of period	8,434	7,781	8,037	6,486	5,288
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period		$12.93	$13.39		
Value at end of period		$7.71	$12.93		
Number of accumulation units outstanding at end of period		0	1,436		
WASHINGTON MUTUAL INVESTORS FUND^SM					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$8.64	$13.08	$12.74	$11.09	
Value at end of period	$10.15	$8.64	$13.08	$12.74	
Number of accumulation units outstanding at end of period	42,606	78,929	76,283	28,387	

TABLE 19
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$24.80	$35.04	$31.82	$31.97		
Value at end of period	$31.25	$24.80	$35.04	$31.82		
Number of accumulation units outstanding at end of period	303	828	882	804		
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during September 2005)						
Value at beginning of period				$11.72	$11.28	
Value at end of period				$12.87	$11.72	
Number of accumulation units outstanding at end of period				0	38	
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during September 2005)						
Value at beginning of period				$10.99	$10.74	
Value at end of period				$12.70	$10.99	
Number of accumulation units outstanding at end of period				0	3,278	

	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.91	$11.93		$10.99	$10.74	
Value at end of period	$11.20	$7.91		$12.70	$10.99	
Number of accumulation units outstanding at end of period	2,141	8,665		0	3,278	
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$11.64	$16.02	$15.28	$13.04	$11.56	
Value at end of period	$14.25	$11.64	$16.02	$15.28	$13.04	
Number of accumulation units outstanding at end of period	0	6,834	6,490	6,684	7,055	
AMERICAN BALANCED FUND®						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$9.13	$12.46	$11.85	$10.74	$10.52	
Value at end of period	$10.92	$9.13	$12.46	$11.85	$10.74	
Number of accumulation units outstanding at end of period	26,427	38,849	27,174	29,682	14,073	
ARIEL FUND						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$6.27	$12.29	$12.67	$11.64	$11.54	
Value at end of period	$10.11	$6.27	$12.29	$12.67	$11.64	
Number of accumulation units outstanding at end of period	2,402	1,903	2,738	6,068	8,534	
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$5.74					
Value at end of period	$7.95					
Number of accumulation units outstanding at end of period	48					
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$11.40	$19.43	$16.55	$13.76	$11.48	
Value at end of period	$15.66	$11.40	$19.43	$16.55	$13.76	
Number of accumulation units outstanding at end of period	25,708	17,629	7,921	10,394	7,329	
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during September 2005)						
Value at beginning of period			$15.16	$12.65	$12.49	
Value at end of period			$13.76	$15.16	$12.65	
Number of accumulation units outstanding at end of period			0	5,444	5,209	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.48	$16.73	$14.43	$13.10	$11.36	$10.31
Value at end of period	$12.69	$9.48	$16.73	$14.43	$13.10	$11.36
Number of accumulation units outstanding at end of period	36,123	41,661	35,531	39,270	23,773	1,845
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$7.61	$13.46	$13.45	$11.34	$10.56	
Value at end of period	$9.77	$7.61	$13.46	$13.45	$11.34	
Number of accumulation units outstanding at end of period	0	18	16	8,413	6,530	
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$7.04	$13.51	$10.79	$10.48		
Value at end of period	$8.91	$7.04	$13.51	$10.79		
Number of accumulation units outstanding at end of period	3,932	3,415	4,829	3,987		

CFI 123

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$9.65	$14.57	$15.11	$13.07	$12.24	
Value at end of period	$12.31	$9.65	$14.57	$15.11	$13.07	
Number of accumulation units outstanding at end of period	2,368	4,104	1,536	0	50	
FRANKLIN SMALL–MID CAP GROWTH FUND						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$7.91	$11.93		$11.89	$10.89	
Value at end of period	$11.20	$7.91		$12.63	$11.89	
Number of accumulation units outstanding at end of period	2,141	8,665		0	17,247	
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$9.96	$12.84				
Value at end of period	$13.38	$9.96				
Number of accumulation units outstanding at end of period	0	7,245				
ING BALANCED PORTFOLIO						
(Funds were first received in this option during March 2008)						
Value at beginning of period	$8.80	$11.68				
Value at end of period	$10.36	$8.80				
Number of accumulation units outstanding at end of period	2,160	8,397				
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$6.36	$10.90	$10.91			
Value at end of period	$8.46	$6.36	$10.90			
Number of accumulation units outstanding at end of period	27,047	18,992	18,400			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$9.00	$15.48	$14.74	$12.92	$11.99	
Value at end of period	$12.05	$9.00	$15.48	$14.74	$12.92	
Number of accumulation units outstanding at end of period	5,485	17,765	11,800	2,492	1,475	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$7.79	$13.09	$11.13	$10.50	$9.46	
Value at end of period	$11.76	$7.79	$13.09	$11.13	$10.50	
Number of accumulation units outstanding at end of period	2,571	588	555	1,614	754	
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period		$10.03	$10.35			
Value at end of period		$6.10	$10.03			
Number of accumulation units outstanding at end of period		0	262			
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period		$10.28	$10.91			
Value at end of period		$6.71	$10.28			
Number of accumulation units outstanding at end of period		0	1,000			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$7.43					
Value at end of period	$9.74					
Number of accumulation units outstanding at end of period	819					

CFI 124

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$8.94					
Value at end of period	$11.37					
Number of accumulation units outstanding at end of period	230					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during March 2007)						
Value at beginning of period	$8.93	$14.83	$13.44			
Value at end of period	$12.30	$8.93	$14.83			
Number of accumulation units outstanding at end of period	5,636	4,131	7,672			
ING GNMA INCOME FUND						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$11.77	$11.13	$10.63	$10.29	$10.24	
Value at end of period	$12.24	$11.77	$11.13	$10.63	$10.29	
Number of accumulation units outstanding at end of period	29,347	4,508	3,094	782	3,736	
ING GROWTH AND INCOME FUND						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$11.73					
Value at end of period	$13.56					
Number of accumulation units outstanding at end of period	75					
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$11.25					
Value at end of period	$12.38					
Number of accumulation units outstanding at end of period	1,977					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$8.08	$13.05	$12.60	$11.15	$10.73	$9.84
Value at end of period	$9.81	$8.08	$13.05	$12.60	$11.15	$10.73
Number of accumulation units outstanding at end of period	28,314	21,105	9,724	9,139	2,594	2,189
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$8.53	$13.86	$13.33	$12.35	$11.27	$10.01
Value at end of period	$11.09	$8.53	$13.86	$13.33	$12.35	$11.27
Number of accumulation units outstanding at end of period	8,358	5,038	5,095	1,285	970	1,025
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$8.46	$12.92	$13.98	$12.45	$12.37	
Value at end of period	$10.42	$8.46	$12.92	$13.98	$12.45	
Number of accumulation units outstanding at end of period	2,674	1,075	2,493	3,792	3,096	
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$7.68					
Value at end of period	$9.13					
Number of accumulation units outstanding at end of period	2,558					
ING INDEX SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.89					
Value at end of period	$8.60					
Number of accumulation units outstanding at end of period	8,283					

CFI 125

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.48					
Value at end of period	$8.32					
Number of accumulation units outstanding at end of period	3,624					
ING INDEX SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.07					
Value at end of period	$8.03					
Number of accumulation units outstanding at end of period	1,794					
ING INDEX SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$8.72					
Value at end of period	$9.76					
Number of accumulation units outstanding at end of period	243					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$9.98	$11.20	$10.70	$10.41	$10.39	
Value at end of period	$11.15	$9.98	$11.20	$10.70	$10.41	
Number of accumulation units outstanding at end of period	9,979	305	0	8,902	5,862	
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$10.11	$11.20	$10.70	$10.42	$10.25	
Value at end of period	$11.13	$10.11	$11.20	$10.70	$10.42	
Number of accumulation units outstanding at end of period	12,928	2,716	2,792	1,338	331	
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$5.40					
Value at end of period	$7.47					
Number of accumulation units outstanding at end of period	111					
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$10.18	$17.96	$16.00	$12.48	$11.30	
Value at end of period	$12.82	$10.18	$17.96	$16.00	$12.48	
Number of accumulation units outstanding at end of period	977	990	847	3,349	794	
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$9.72	$14.66	$14.47	$12.54	$11.82	
Value at end of period	$12.09	$9.72	$14.66	$14.47	$12.54	
Number of accumulation units outstanding at end of period	3,466	8,891	8,090	5,232	3,893	
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.01	$11.17	$11.24			
Value at end of period	$8.25	$7.01	$11.17			
Number of accumulation units outstanding at end of period	6,972	7,427	6,799			
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$7.89	$13.36	$11.83	$11.40	$10.66	
Value at end of period	$10.06	$7.89	$13.36	$11.83	$11.40	
Number of accumulation units outstanding at end of period	0	160	96	665	377	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$9.22					
Value at end of period	$11.22					
Number of accumulation units outstanding at end of period	771					
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$10.94	$10.93				
Value at end of period	$10.81	$10.94				
Number of accumulation units outstanding at end of period	950	942				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.44	$14.31	$13.60	$11.67	$9.88	
Value at end of period	$11.63	$8.44	$14.31	$13.60	$11.67	
Number of accumulation units outstanding at end of period	7,638	9,681	6,919	3,932	3,199	
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$11.42	$11.56	$10.67	$10.36	$10.30	
Value at end of period	$12.73	$11.42	$11.56	$10.67	$10.36	
Number of accumulation units outstanding at end of period	25,393	40,172	20,424	9,806	15,132	
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.31	$9.15	$9.33			
Value at end of period	$7.01	$6.31	$9.15			
Number of accumulation units outstanding at end of period	0	260	169			
ING PIONEER FUND PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$6.81					
Value at end of period	$8.94					
Number of accumulation units outstanding at end of period	5,432					
ING PIONEER FUND PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.85					
Value at end of period	$8.91					
Number of accumulation units outstanding at end of period	184					
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.73	$10.64				
Value at end of period	$12.75	$7.73				
Number of accumulation units outstanding at end of period	0	14				
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.35	$11.11	$11.26			
Value at end of period	$9.10	$7.35	$11.11			
Number of accumulation units outstanding at end of period	14,412	606	400			
ING REAL ESTATE FUND						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$10.08	$15.70	$19.00	$14.11	$13.48	
Value at end of period	$12.94	$10.08	$15.70	$19.00	$14.11	
Number of accumulation units outstanding at end of period	7,282	4,032	2,447	15,851	8,697	

CFI 127

	2009	2008	2007	2006	2005	2004
ING RUSSELL ™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$5.90					
Value at end of period	$8.19					
Number of accumulation units outstanding at end of period	2,816					
ING RUSSELL ™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.57					
Value at end of period	$8.69					
Number of accumulation units outstanding at end of period	42					
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$9.97	$14.60	$13.93	$12.05	$11.44	
Value at end of period	$12.59	$9.97	$14.60	$13.93	$12.05	
Number of accumulation units outstanding at end of period	158	111	42	0	34	
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.71	$12.06	$11.68	$10.67	$10.27	
Value at end of period	$10.53	$8.71	$12.06	$11.68	$10.67	
Number of accumulation units outstanding at end of period	88,683	65,386	28,260	32,413	23,424	
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.18	$12.51	$12.12	$10.90	$10.35	
Value at end of period	$10.16	$8.18	$12.51	$12.12	$10.90	
Number of accumulation units outstanding at end of period	167,759	111,887	81,530	26,835	17,917	
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.06	$12.96	$12.47	$11.06	$10.40	
Value at end of period	$10.22	$8.06	$12.96	$12.47	$11.06	
Number of accumulation units outstanding at end of period	130,278	62,444	35,539	10,791	7,265	
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$7.96	$13.39	$12.82	$11.27	$10.53	
Value at end of period	$10.19	$7.96	$13.39	$12.82	$11.27	
Number of accumulation units outstanding at end of period	89,047	35,170	23,279	1,370	857	
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$9.33	$11.34	$10.92	$10.29	$10.10	
Value at end of period	$10.81	$9.33	$11.34	$10.92	$10.29	
Number of accumulation units outstanding at end of period	41,209	31,730	28,149	4,890	3,896	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$9.14	$12.09	$11.56	$10.79	$10.40	
Value at end of period	$10.65	$9.14	$12.09	$11.56	$10.79	
Number of accumulation units outstanding at end of period	2,159	22,668	22,110	22,353	10,758	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$8.38	$13.25	$12.76	$11.41	$10.55	
Value at end of period	$10.37	$8.38	$13.25	$12.76	$11.41	
Number of accumulation units outstanding at end of period	15,994	35,346	29,104	35,524	21,242	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$8.73	$12.70	$12.18	$11.08	$10.49	
Value at end of period	$10.51	$8.73	$12.70	$12.18	$11.08	
Number of accumulation units outstanding at end of period	4,004	23,620	25,526	18,042	30,618	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.96		$12.41	$10.94	$10.29	
Value at end of period	$12.11		$12.81	$12.41	$10.94	
Number of accumulation units outstanding at end of period	21,154		0	29,717	19,242	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$8.77	$13.79	$13.69	$11.48	$11.16	
Value at end of period	$10.84	$8.77	$13.79	$13.53	$11.48	
Number of accumulation units outstanding at end of period	1,947	17,183	1,208	0	820	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$7.76	$13.59	$12.53	$11.19	$10.50	
Value at end of period	$10.95	$7.76	$13.59	$12.53	$11.19	
Number of accumulation units outstanding at end of period	1,553	1,472	1,308	0	1,318	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.01	$16.77	$17.05			
Value at end of period	$13.13	$10.01	$16.77			
Number of accumulation units outstanding at end of period	1,624	2,831	2,459			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$6.71	$9.38				
Value at end of period	$8.78	$6.71				
Number of accumulation units outstanding at end of period	0	36				
ING U.S. BOND INDEX® PORTFOLIO						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$10.61					
Value at end of period	$10.66					
Number of accumulation units outstanding at end of period	3,131					
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$8.04	$12.78	$13.21	$11.51	$11.11	
Value at end of period	$10.23	$8.04	$12.78	$13.21	$11.51	
Number of accumulation units outstanding at end of period	772	3,959	3,500	2,484	3,311	
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$8.43	$14.09	$14.19	$13.22		
Value at end of period	$10.56	$8.43	$14.09	$14.19		
Number of accumulation units outstanding at end of period	0	11,032	0	8,943		
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$11.66	$17.11	$15.68	$13.18	$11.78	$10.33
Value at end of period	$14.95	$11.66	$17.11	$15.68	$13.18	$11.78
Number of accumulation units outstanding at end of period	153	4,045	4,048	16,208	5,908	150

CFI 129

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$12.69	$17.54	$16.00	$13.16	$11.46	
Value at end of period	$15.17	$12.69	$17.54	$16.00	$13.16	
Number of accumulation units outstanding at end of period	8,831	2,679	2,928	7,778	11,620	
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$10.12	$16.50	$14.41	$12.19	$11.13	
Value at end of period	$13.73	$10.12	$16.50	$14.41	$12.19	
Number of accumulation units outstanding at end of period	8,823	152	86	10,424	2,053	
OPCAP MID CAP PORTFOLIO						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$7.52					
Value at end of period	$7.73					
Number of accumulation units outstanding at end of period	1,546					
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during September 2005)						
Value at beginning of period				$10.66	$10.28	
Value at end of period				$11.33	$10.66	
Number of accumulation units outstanding at end of period				0	12,987	
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$15.23	$29.66	$22.43	$18.13	$13.23	
Value at end of period	$27.35	$15.23	$29.66	$22.43	$18.13	
Number of accumulation units outstanding at end of period	3,365	9,218	11,295	17,828	29,430	
PAX WORLD BALANCED FUND						
(Funds were first received in this option during October 2005)						
Value at beginning of period			$12.61	$11.52	$11.03	
Value at end of period			$13.63	$12.61	$11.52	
Number of accumulation units outstanding at end of period			0	7,743	6,495	
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during August 2008)						
Value at beginning of period	$10.28	$11.56				
Value at end of period	$12.02	$10.28				
Number of accumulation units outstanding at end of period	0	53				
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$7.57	$12.16	$11.51	$10.54	$10.37	
Value at end of period	$12.12	$7.57	$12.16	$11.51	$10.54	
Number of accumulation units outstanding at end of period	11,399	7,369	4,068	15,438	14,200	
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$9.32	$14.44	$14.57	$12.30	$11.31	
Value at end of period	$13.47	$9.32	$14.44	$14.57	$12.30	
Number of accumulation units outstanding at end of period	322	162	143	0	11,378	
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$9.12	$14.20		$12.47	$12.23	
Value at end of period	$13.49	$9.12		$14.78	$12.47	
Number of accumulation units outstanding at end of period	0	6,446		0		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.77	$14.58	$13.32	$12.16	$10.79	$9.84
Value at end of period	$11.65	$8.77	$14.58	$13.32	$12.16	$10.79
Number of accumulation units outstanding at end of period	57,925	38,414	30,972	39,887	18,984	1,764
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.57	$13.65	$13.33	$11.23	$11.01	$10.24
Value at end of period	$11.75	$9.57	$13.65	$13.33	$11.23	$11.01
Number of accumulation units outstanding at end of period	12,830	11,935	13,239	0	5,704	1,180
WANGER INTERNATIONAL						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$7.93					
Value at end of period	$8.34					
Number of accumulation units outstanding at end of period	2,091					
WASHINGTON MUTUAL INVESTORS FUND^{SM}						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.62	$13.05	$12.72	$10.93	$10.70	$10.12
Value at end of period	$10.12	$8.62	$13.05	$12.72	$10.93	$10.70
Number of accumulation units outstanding at end of period	50,037	17,697	9,528	15,844	0	797

TABLE 20
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period			$31.80	$31.16		
Value at end of period			$35.00	$31.80		
Number of accumulation units outstanding at end of period			0	80		
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$12.74					
Value at end of period	$12.87					
Number of accumulation units outstanding at end of period	82					
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$7.73	$13.22	$12.68	$10.98	$10.73	
Value at end of period	$9.23	$7.73	$13.22	$12.68	$10.98	
Number of accumulation units outstanding at end of period	1,741	800	554	498	512	
AMANA INCOME FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$11.93					
Value at end of period	$12.00					
Number of accumulation units outstanding at end of period	284					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
AMERICAN BALANCED FUND®						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$9.11	$12.43	$11.83	$10.73	$10.54	$9.96
Value at end of period	$10.89	$9.11	$12.43	$11.83	$10.73	$10.54
Number of accumulation units outstanding at end of period	3,401	0	712	55	387	40,105
ARIEL APPRECIATION FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$6.86	$11.75	$12.08	$11.04	$10.88	$9.99
Value at end of period	$11.03	$6.86	$11.75	$12.08	$11.04	$10.88
Number of accumulation units outstanding at end of period	10	945	6,946	0	2,368	1,563
ARIEL FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$6.26	$12.26	$12.65	$11.63	$11.68	$10.50
Value at end of period	$10.08	$6.26	$12.26	$12.65	$11.63	$11.68
Number of accumulation units outstanding at end of period	0	538	1,221	3,772	3,957	9,711
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$7.55					
Value at end of period	$7.94					
Number of accumulation units outstanding at end of period	132					
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$11.37	$19.39	$16.52	$14.77		
Value at end of period	$15.61	$11.37	$19.39	$16.52		
Number of accumulation units outstanding at end of period	16,897	13,673	23,442	4,075		
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.46	$16.70	$14.41	$13.08	$11.35	$10.22
Value at end of period	$12.65	$9.46	$16.70	$14.41	$13.08	$11.35
Number of accumulation units outstanding at end of period	5,387	13,269	12,229	23,560	15,281	26,766
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$7.59	$13.44	$13.43	$11.80		
Value at end of period	$9.74	$7.59	$13.44	$13.43		
Number of accumulation units outstanding at end of period	267	1,981	1,388	413		
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$9.62	$13.35				
Value at end of period	$12.27	$9.62				
Number of accumulation units outstanding at end of period	575	4,006				
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$7.89	$13.91	$12.61	$12.57		
Value at end of period	$11.16	$7.89	$13.91	$12.61		
Number of accumulation units outstanding at end of period	0	4,031	2,286	1,847		
FUNDAMENTAL INVESTORS℠						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$7.96					
Value at end of period	$8.01					
Number of accumulation units outstanding at end of period	1,959					

CFI 132

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$9.94	$13.67	$14.23	$13.24		
Value at end of period	$13.34	$9.94	$13.67	$14.23		
Number of accumulation units outstanding at end of period	480	365	295	200		
ING BALANCED PORTFOLIO						
(Funds were first received in this option during March 2008)						
Value at beginning of period	$8.78	$11.65				
Value at end of period	$10.33	$8.78				
Number of accumulation units outstanding at end of period	0	10,371				
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.35	$10.89	$10.59			
Value at end of period	$8.44	$6.35	$10.89			
Number of accumulation units outstanding at end of period	862	193	2,547			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$8.98	$15.45	$14.72	$14.21		
Value at end of period	$12.02	$8.98	$15.45	$14.72		
Number of accumulation units outstanding at end of period	1,962	107	5,525	149		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$7.77	$13.07	$11.11	$11.18		
Value at end of period	$11.73	$7.77	$13.07	$11.11		
Number of accumulation units outstanding at end of period	612	0	2,435	84		
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period		$10.02	$10.34			
Value at end of period		$6.09	$10.02			
Number of accumulation units outstanding at end of period		0	8,182			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$7.46	$12.40	$12.03	$10.89		
Value at end of period	$9.71	$7.46	$12.40	$12.03		
Number of accumulation units outstanding at end of period	2,548	611	646	823		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$9.55	$13.55	$12.90			
Value at end of period	$11.34	$9.55	$13.55			
Number of accumulation units outstanding at end of period	443	0	1,992			
ING FMR[SM] DIVERSIFIELD MID CAP PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$8.91	$14.81	$13.09	$12.63		
Value at end of period	$12.27	$8.91	$14.81	$13.09		
Number of accumulation units outstanding at end of period	10,458	3,348	5,248	2,398		
ING GNMA INCOME FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period		$11.11	$10.61	$10.42	$10.13	$10.15
Value at end of period		$11.74	$11.11	$10.61	$10.28	$10.13
Number of accumulation units outstanding at end of period		0	1,342	824	0	8,130

CFI 133

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$8.06	$13.02	$13.59			
Value at end of period	$9.78	$8.06	$13.02			
Number of accumulation units outstanding at end of period	0	2,869	281			
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$8.51	$13.84	$13.31	$12.34	$11.12	
Value at end of period	$11.05	$8.51	$13.84	$13.31	$12.34	
Number of accumulation units outstanding at end of period	160	3,455	698	20	182	
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$8.44	$12.90	$13.95	$13.73		
Value at end of period	$10.39	$8.44	$12.90	$13.95		
Number of accumulation units outstanding at end of period	0	1,986	88	45		
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$7.93					
Value at end of period	$9.12					
Number of accumulation units outstanding at end of period	396					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$9.96	$11.18	$10.69	$10.40	$10.23	$10.15
Value at end of period	$11.12	$9.96	$11.18	$10.69	$10.40	$10.23
Number of accumulation units outstanding at end of period	602	11,298	19,585	967	883	427
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$10.08	$11.17	$10.69	$10.31		
Value at end of period	$11.09	$10.08	$11.17	$10.69		
Number of accumulation units outstanding at end of period	2,476	0	2,728	2,955		
ING INTERNATIONAL CAPITAL APPRECIATION FUND						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$11.64					
Value at end of period	$13.18					
Number of accumulation units outstanding at end of period	132					
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period			$17.98	$16.40		
Value at end of period			$19.60	$17.98		
Number of accumulation units outstanding at end of period			0	60		
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during February 2007)						
Value at beginning of period	$10.16	$17.93	$16.69			
Value at end of period	$12.78	$10.16	$17.93			
Number of accumulation units outstanding at end of period	674	605	970			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period		$15.68	$15.75			
Value at end of period		$7.56	$15.68			
Number of accumulation units outstanding at end of period		0	4,884			

CFI 134

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during March 2007)						
Value at beginning of period	$9.69	$14.63	$14.91			
Value at end of period	$12.05	$9.69	$14.63			
Number of accumulation units outstanding at end of period	715	107	297			
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$7.18	$11.96	$12.65			
Value at end of period	$9.38	$7.18	$11.96			
Number of accumulation units outstanding at end of period	121	2,113	1,450			
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.00	$11.16	$11.23			
Value at end of period	$8.23	$7.00	$11.16			
Number of accumulation units outstanding at end of period	0	4,893	4,486			
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$8.00					
Value at end of period	$10.04					
Number of accumulation units outstanding at end of period	370					
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.05					
Value at end of period	$12.34					
Number of accumulation units outstanding at end of period	18					
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$9.60	$12.51	$12.71			
Value at end of period	$11.19	$9.60	$12.51			
Number of accumulation units outstanding at end of period	2,507	31	24			
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.42	$12.83		$11.67	$9.74	
Value at end of period	$11.60	$8.42		$13.59	$11.67	
Number of accumulation units outstanding at end of period	1,440	4,419		0	3,014	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$8.63	$10.42				
Value at end of period	$10.36	$8.63				
Number of accumulation units outstanding at end of period	0	1,772				
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.76					
Value at end of period	$12.17					
Number of accumulation units outstanding at end of period	3,004					
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$11.39	$11.53	$10.65	$10.35	$10.25	$9.97
Value at end of period	$12.69	$11.39	$11.53	$10.65	$10.35	$10.25
Number of accumulation units outstanding at end of period	9,983	781	9,851	603	627	9,381

CFI 135

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.30	$9.14	$9.32			
Value at end of period	$7.00	$6.30	$9.14			
Number of accumulation units outstanding at end of period	3,375	524	4,115			
ING PIONEER FUND PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$8.73					
Value at end of period	$8.93					
Number of accumulation units outstanding at end of period	45					
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$7.72	$11.08	$10.57	$10.36		
Value at end of period	$12.73	$7.72	$11.08	$10.57		
Number of accumulation units outstanding at end of period	1,064	367	290	219		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.35	$11.10	$11.25			
Value at end of period	$9.08	$7.35	$11.10			
Number of accumulation units outstanding at end of period	121	0	259			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$7.31	$10.16				
Value at end of period	$9.04	$7.31				
Number of accumulation units outstanding at end of period	0	1,570				
ING REAL ESTATE FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period		$15.67	$18.98	$14.09	$12.69	$11.22
Value at end of period		$10.06	$15.67	$18.98	$14.09	$12.69
Number of accumulation units outstanding at end of period		0	6,012	1,412	0	12,136
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.92					
Value at end of period	$8.13					
Number of accumulation units outstanding at end of period	3,681					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$6.15					
Value at end of period	$8.18					
Number of accumulation units outstanding at end of period	231					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$6.68					
Value at end of period	$8.68					
Number of accumulation units outstanding at end of period	194					
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$9.94	$14.57	$14.93			
Value at end of period	$12.55	$9.94	$14.57			
Number of accumulation units outstanding at end of period	951	47	967			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$8.69	$12.04	$11.67	$10.66	$10.67	
Value at end of period	$10.51	$8.69	$12.04	$11.67	$10.66	
Number of accumulation units outstanding at end of period	43,527	25,963	47,498	26,167	0	
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$8.17	$12.50	$12.11	$10.89	$10.93	
Value at end of period	$10.13	$8.17	$12.50	$12.11	$10.89	
Number of accumulation units outstanding at end of period	18,938	18,431	56,883	35,484	0	
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$8.05	$12.95	$12.46	$11.05	$11.09	
Value at end of period	$10.19	$8.05	$12.95	$12.46	$11.05	
Number of accumulation units outstanding at end of period	54,626	20,145	65,792	46,655	0	
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$7.95	$13.37	$12.81	$11.27	$11.32	
Value at end of period	$10.17	$7.95	$13.37	$12.81	$11.27	
Number of accumulation units outstanding at end of period	29,934	12,971	10,161	1,890	0	
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$9.31	$11.33	$10.91	$10.41		
Value at end of period	$10.78	$9.31	$11.33	$10.91		
Number of accumulation units outstanding at end of period	6,737	15,325	1,875	1		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.12	$12.07	$11.55	$10.78	$10.51	$9.89
Value at end of period	$10.62	$9.12	$12.07	$11.55	$10.78	$10.51
Number of accumulation units outstanding at end of period	3,510	687	23,177	1,241	1,656	872
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$8.36	$13.23	$12.75	$11.40	$10.86	$9.85
Value at end of period	$10.34	$8.36	$13.23	$12.75	$11.40	$10.86
Number of accumulation units outstanding at end of period	1,387	1,714	12,590	2,307	1,361	540
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$8.71	$12.68	$12.16	$11.07	$10.70	$9.87
Value at end of period	$10.48	$8.71	$12.68	$12.16	$11.07	$10.70
Number of accumulation units outstanding at end of period	15,321	5,294	15,602	3,947	6,816	4,659
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$9.17	$12.80	$12.40	$11.29		
Value at end of period	$12.08	$9.17	$12.80	$12.40		
Number of accumulation units outstanding at end of period	2,291	0	1,803	415		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)						
(Funds were first received in this option during March 2008)						
Value at beginning of period	$6.71	$10.81				
Value at end of period	$9.72	$6.71				
Number of accumulation units outstanding at end of period	0	4,991				

CFI 137

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$8.75	$13.76	$13.51	$11.47	$11.06	
Value at end of period	$10.81	$8.75	$13.76	$13.51	$11.47	
Number of accumulation units outstanding at end of period	398	1,001	1,315	0	43	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$7.74	$13.57	$12.51	$11.18	$10.43	
Value at end of period	$10.92	$7.74	$13.57	$12.51	$11.18	
Number of accumulation units outstanding at end of period	1,077	251	831	0	896	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.00	$16.76	$17.04			
Value at end of period	$13.10	$10.00	$16.76			
Number of accumulation units outstanding at end of period	268	0	2,107			
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$8.02	$12.75	$13.19	$12.71		
Value at end of period	$10.20	$8.02	$12.75	$13.19		
Number of accumulation units outstanding at end of period	858	1,158	1,297	535		
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period		$10.03	$10.20			
Value at end of period		$6.67	$10.03			
Number of accumulation units outstanding at end of period		0	696			
LAZARD U.S. MID CAP EQUITY PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$5.30	$8.02				
Value at end of period	$7.24	$5.30				
Number of accumulation units outstanding at end of period	0	46				
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period			$14.17	$12.77	$11.95	$10.59
Value at end of period			$14.07	$14.17	$12.77	$11.95
Number of accumulation units outstanding at end of period			0	7,063	2,747	1,787
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$11.63	$17.08	$15.66	$13.17	$11.78	$10.37
Value at end of period	$14.91	$11.63	$17.08	$15.66	$13.17	$11.78
Number of accumulation units outstanding at end of period	382	334	244	3,178	0	5,664
MASSACHUSETTS INVESTORS GROWTH STOCK FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period				$10.79	$10.28	
Value at end of period				$11.44	$10.79	
Number of accumulation units outstanding at end of period				0	9	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$12.66	$16.67		$13.15	$11.54	$10.33
Value at end of period	$15.12	$12.66		$15.98	$13.15	$11.54
Number of accumulation units outstanding at end of period	3,509	94		0	886	4,652

CFI 138

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.85	$11.37	$11.38			
Value at end of period	$8.80	$6.85	$11.37			
Number of accumulation units outstanding at end of period	0	441	2,108			
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$10.09	$16.46	$15.45			
Value at end of period	$13.69	$10.09	$16.46			
Number of accumulation units outstanding at end of period	0	4,178	1,036			
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period				$10.65	$10.30	$9.66
Value at end of period				$11.31	$10.65	$10.30
Number of accumulation units outstanding at end of period				0	3,424	1,965
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$15.19	$29.60	$22.39	$18.11	$13.20	
Value at end of period	$27.27	$15.19	$29.60	$22.39	$18.11	
Number of accumulation units outstanding at end of period	215	532	1,500	9,254	6	
PAX WORLD BALANCED FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$9.31	$13.60	$12.59	$11.85		
Value at end of period	$11.16	$9.31	$13.60	$12.59		
Number of accumulation units outstanding at end of period	0	472	0	21		
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$10.27	$9.99				
Value at end of period	$12.00	$10.27				
Number of accumulation units outstanding at end of period	10,563	397				
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$7.18					
Value at end of period	$9.04					
Number of accumulation units outstanding at end of period	966					
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$7.55	$12.14	$11.50	$10.76		
Value at end of period	$12.08	$7.55	$12.14	$11.50		
Number of accumulation units outstanding at end of period	1,369	5,573	12,352	723		
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$9.29	$14.42	$15.46			
Value at end of period	$13.43	$9.29	$14.42			
Number of accumulation units outstanding at end of period	271	2,215	1,512			
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.10	$17.09	$14.76	$12.46	$11.40	$9.84
Value at end of period	$13.45	$9.10	$17.09	$14.76	$12.46	$11.40
Number of accumulation units outstanding at end of period	87	1,194	811	1,216	1,124	761

CFI 139

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$8.75	$14.56	$13.30	$12.15	$10.78	$9.83
Value at end of period	$11.62	$8.75	$14.56	$13.30	$12.15	$10.78
Number of accumulation units outstanding at end of period	41,918	22,146	23,728	9,186	1,154	10,740
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$9.54	$13.62	$13.31	$11.81		
Value at end of period	$11.72	$9.54	$13.62	$13.31		
Number of accumulation units outstanding at end of period	1,918	1,743	21,197	96		
VANGUARD® EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period				$11.46	$11.19	$10.42
Value at end of period				$13.61	$11.46	$11.19
Number of accumulation units outstanding at end of period				0	465	199
WANGER INTERNATIONAL						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$8.27					
Value at end of period	$8.33					
Number of accumulation units outstanding at end of period	158					
WASHINGTON MUTUAL INVESTORS FUND^{SM}						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$8.59	$13.03	$12.71	$10.92	$10.69	$10.00
Value at end of period	$10.09	$8.59	$13.03	$12.71	$10.92	$10.69
Number of accumulation units outstanding at end of period	4,211	13,866	10,951	1,698	0	17,278

TABLE 21
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$24.72	$34.95	$31.77	$29.69		
Value at end of period	$31.11	$24.72	$34.95	$31.77		
Number of accumulation units outstanding at end of period	1,321	902	0	2		
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$11.97					
Value at end of period	$12.83					
Number of accumulation units outstanding at end of period	1,380					
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$7.71	$13.19	$13.59			
Value at end of period	$9.21	$7.71	$13.19			
Number of accumulation units outstanding at end of period	0	1,979	1,038			

CFI 140

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
AMERICAN BALANCED FUND®						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$9.09	$12.41	$11.81	$10.72	$10.54	$9.95
Value at end of period	$10.85	$9.09	$12.41	$11.81	$10.72	$10.54
Number of accumulation units outstanding at end of period	9,359	8,467	3,003	2,994	2,033	307
ARIEL APPRECIATION FUND						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$6.85	$11.72	$12.07	$10.61		
Value at end of period	$11.00	$6.85	$11.72	$12.07		
Number of accumulation units outstanding at end of period	0	6,410	4,702	16		
ARIEL FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$6.24	$12.24	$13.17			
Value at end of period	$10.05	$6.24	$12.24			
Number of accumulation units outstanding at end of period	4,231	8,732	3,915			
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$11.35	$19.35	$16.50	$13.74	$11.51	$9.92
Value at end of period	$15.57	$11.35	$19.35	$16.50	$13.74	$11.51
Number of accumulation units outstanding at end of period	23,796	23,618	8,913	2,320	0	174
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$9.44	$16.67	$14.39	$13.07	$11.20	
Value at end of period	$12.62	$9.44	$16.67	$14.39	$13.07	
Number of accumulation units outstanding at end of period	17,606	37,909	13,428	4,233	4,332	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$7.57	$13.41	$13.41	$11.32	$10.70	
Value at end of period	$9.72	$7.57	$13.41	$13.41	$11.32	
Number of accumulation units outstanding at end of period	2,526	8,301	32	123	484	
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$7.00	$7.00				
Value at end of period	$8.85	$7.00				
Number of accumulation units outstanding at end of period	0	1,868				
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$9.60	$14.52	$15.07	$13.05	$11.93	
Value at end of period	$12.24	$9.60	$14.52	$15.07	$13.05	
Number of accumulation units outstanding at end of period	808	3,548	640	426	272	
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$7.88	$13.88	$12.59	$11.86	$10.87	$9.38
Value at end of period	$11.13	$7.88	$13.88	$12.59	$11.86	$10.87
Number of accumulation units outstanding at end of period	2,953	3,809	0	1,085	0	262
FUNDAMENTAL INVESTORS℠						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$6.48					
Value at end of period	$8.01					
Number of accumulation units outstanding at end of period	485					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING BALANCED PORTFOLIO						
(Funds were first received in this option during August 2008)						
Value at beginning of period		$12.35				
Value at end of period		$8.76				
Number of accumulation units outstanding at end of period		0				
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.34	$10.88	$10.59			
Value at end of period	$8.42	$6.34	$10.88			
Number of accumulation units outstanding at end of period	16,065	12,312	2,838			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$8.96	$15.42	$14.69	$12.89	$12.06	
Value at end of period	$11.98	$8.96	$15.42	$14.69	$12.89	
Number of accumulation units outstanding at end of period	12,116	13,645	4,053	1,170	406	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.75	$11.38				
Value at end of period	$11.69	$7.75				
Number of accumulation units outstanding at end of period	2,811	1,741				
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.08	$9.57				
Value at end of period	$8.17	$6.08				
Number of accumulation units outstanding at end of period	203	2,207				
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$7.83					
Value at end of period	$8.25					
Number of accumulation units outstanding at end of period	7					
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$7.44	$12.37	$12.96			
Value at end of period	$9.68	$7.44	$12.37			
Number of accumulation units outstanding at end of period	2,446	7,366	2,007			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$9.53	$9.44				
Value at end of period	$11.31	$9.53				
Number of accumulation units outstanding at end of period	465	2,655				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$8.90	$14.79	$14.31			
Value at end of period	$12.24	$8.90	$14.79			
Number of accumulation units outstanding at end of period	843	7,301	3,539			
ING GNMA INCOME FUND						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$11.72	$11.12		$10.27	$10.13	
Value at end of period	$12.17	$11.72		$10.59	$10.27	
Number of accumulation units outstanding at end of period	6,869	2,606		0	166	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING GROWTH AND INCOME FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$10.47					
Value at end of period	$13.55					
Number of accumulation units outstanding at end of period	439					
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$11.25					
Value at end of period	$12.37					
Number of accumulation units outstanding at end of period	1,258					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$8.04	$12.99	$12.56	$11.13	$10.72	$9.56
Value at end of period	$9.76	$8.04	$12.99	$12.56	$11.13	$10.72
Number of accumulation units outstanding at end of period	2,130	4,395	1,196	4,005	1,432	617
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$8.49	$13.81	$13.29	$12.32	$11.26	$9.85
Value at end of period	$11.02	$8.49	$13.81	$13.29	$12.32	$11.26
Number of accumulation units outstanding at end of period	684	1,343	116	884	640	255
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$8.42	$11.74		$12.43	$11.39	
Value at end of period	$10.36	$8.42		$13.93	$12.43	
Number of accumulation units outstanding at end of period	1,384	783		0	941	
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$9.93	$11.16	$10.67	$10.39	$10.23	$9.94
Value at end of period	$11.08	$9.93	$11.16	$10.67	$10.39	$10.23
Number of accumulation units outstanding at end of period	33,540	22,686	2,104	5,245	0	1,076
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$10.06	$11.15	$10.96			
Value at end of period	$11.06	$10.06	$11.15			
Number of accumulation units outstanding at end of period	3,514	9,681	2,440			
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$9.32	$9.32				
Value at end of period	$13.41	$9.32				
Number of accumulation units outstanding at end of period	0	1,056				
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period				$12.46	$11.25	
Value at end of period				$15.95	$12.46	
Number of accumulation units outstanding at end of period				0	8	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$7.55	$7.54				
Value at end of period	$12.79	$7.55				
Number of accumulation units outstanding at end of period	4,462	3,759				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$9.67	$14.60	$14.43	$12.91		
Value at end of period	$12.02	$9.67	$14.60	$14.43		
Number of accumulation units outstanding at end of period	8,684	10,205	1,909	574		
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.99	$11.15	$11.23			
Value at end of period	$8.22	$6.99	$11.15			
Number of accumulation units outstanding at end of period	0	14,272	11,611			
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$7.86	$8.45				
Value at end of period	$10.01	$7.86				
Number of accumulation units outstanding at end of period	0	511				
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$10.07			$10.98	$10.73	
Value at end of period	$11.16			$12.15	$10.98	
Number of accumulation units outstanding at end of period	3,946			0	316	
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.40	$14.27	$13.58	$11.66	$9.74	
Value at end of period	$11.57	$8.40	$14.27	$13.58	$11.66	
Number of accumulation units outstanding at end of period	0	12,122	6,699	7,051	1,550	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$9.09					
Value at end of period	$10.35					
Number of accumulation units outstanding at end of period	2,501					
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$8.23	$10.75	$10.72			
Value at end of period	$12.15	$8.23	$10.75			
Number of accumulation units outstanding at end of period	0	18	1,369			
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$11.36	$11.51	$10.64	$10.34	$10.24	
Value at end of period	$12.66	$11.36	$11.51	$10.64	$10.34	
Number of accumulation units outstanding at end of period	14,758	12,641	5,304	3,056	3,809	
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.29	$9.13	$9.31			
Value at end of period	$6.99	$6.29	$9.13			
Number of accumulation units outstanding at end of period	657	5,340	4,944			
ING PIONEER FUND PORTFOLIO (S CLASS)						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$6.94					
Value at end of period	$8.88					
Number of accumulation units outstanding at end of period	512					

CFI 144

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$7.26	$10.35				
Value at end of period	$8.91	$7.26				
Number of accumulation units outstanding at end of period	1,028	533				
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$7.71	$11.07	$11.15			
Value at end of period	$12.70	$7.71	$11.07			
Number of accumulation units outstanding at end of period	0	1,076	6,996			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.34	$11.09	$11.24			
Value at end of period	$9.07	$7.34	$11.09			
Number of accumulation units outstanding at end of period	1,784	179	354			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$7.30	$10.19				
Value at end of period	$9.03	$7.30				
Number of accumulation units outstanding at end of period	1,589	2,444				
ING REAL ESTATE FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$10.03	$15.64	$18.95	$14.08	$12.67	
Value at end of period	$12.86	$10.03	$15.64	$18.95	$14.08	
Number of accumulation units outstanding at end of period	2,709	4,625	1,809	2,144	2,991	
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$6.91					
Value at end of period	$8.13					
Number of accumulation units outstanding at end of period	4,089					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.06					
Value at end of period	$11.84					
Number of accumulation units outstanding at end of period	4,723					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$6.69					
Value at end of period	$8.17					
Number of accumulation units outstanding at end of period	472					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$7.32					
Value at end of period	$8.67					
Number of accumulation units outstanding at end of period	437					
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$9.92	$14.55	$15.09			
Value at end of period	$12.51	$9.92	$14.55			
Number of accumulation units outstanding at end of period	33	0	3,652			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$8.67	$12.02	$11.66	$10.67		
Value at end of period	$10.48	$8.67	$12.02	$11.66		
Number of accumulation units outstanding at end of period	10,648	38,864	23,810	6		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$8.15	$12.48	$12.10	$10.90		
Value at end of period	$10.11	$8.15	$12.48	$12.10		
Number of accumulation units outstanding at end of period	33,770	53,726	18,235	709		
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$8.03	$12.93	$13.29			
Value at end of period	$10.17	$8.03	$12.93			
Number of accumulation units outstanding at end of period	31,305	25,177	6,920			
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$7.93	$13.35	$13.55			
Value at end of period	$10.15	$7.93	$13.35			
Number of accumulation units outstanding at end of period	15,913	16,114	13,791			
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$9.30	$11.31	$11.22			
Value at end of period	$10.76	$9.30	$11.31			
Number of accumulation units outstanding at end of period	6,290	740	1,345			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$9.09	$12.05	$11.53	$10.77	$10.48	
Value at end of period	$10.59	$9.09	$12.05	$11.53	$10.77	
Number of accumulation units outstanding at end of period	2,497	4,612	113	123	4,316	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$8.34	$13.20	$12.73	$11.38	$10.72	
Value at end of period	$10.31	$8.34	$13.20	$12.73	$11.38	
Number of accumulation units outstanding at end of period	655	1,308	1,477	949	1,054	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$8.69	$12.65	$12.15	$11.06	$10.62	
Value at end of period	$10.45	$8.69	$12.65	$12.15	$11.06	
Number of accumulation units outstanding at end of period	4,572	6,008	1,346	1,518	2,397	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$9.15	$12.78	$12.39	$11.07		
Value at end of period	$12.05	$9.15	$12.78	$12.39		
Number of accumulation units outstanding at end of period	14,827	26,469	209	1,638		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)						
(Funds were first received in this option during December 2005)						
Value at beginning of period		$13.36	$11.95	$11.09	$11.09	
Value at end of period		$7.49	$13.36	$11.95	$11.09	
Number of accumulation units outstanding at end of period		0	966	570	310	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$8.73	$12.80				
Value at end of period	$10.78	$8.73				
Number of accumulation units outstanding at end of period	2,442	1,425				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period		$13.54	$12.49	$11.17	$10.66	$9.54
Value at end of period		$7.72	$13.54	$12.49	$11.17	$10.66
Number of accumulation units outstanding at end of period		0	490	5,143	193	1,127
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.49	$12.17				
Value at end of period	$9.76	$7.49				
Number of accumulation units outstanding at end of period	702	598				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.98	$16.75	$17.03			
Value at end of period	$13.08	$9.98	$16.75			
Number of accumulation units outstanding at end of period	0	6,784	2,243			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2007)						
Value at beginning of period		$11.21	$11.69			
Value at end of period		$6.69	$11.21			
Number of accumulation units outstanding at end of period		0	87			
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$8.00	$12.73	$13.17	$11.57		
Value at end of period	$10.17	$8.00	$12.73	$13.17		
Number of accumulation units outstanding at end of period	13,402	15,243	0	1,198		
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$8.39	$14.04	$14.15	$12.76	$11.95	$10.07
Value at end of period	$10.49	$8.39	$14.04	$14.15	$12.76	$11.95
Number of accumulation units outstanding at end of period	132	7,708	6,272	5,341	1,225	1,170
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$11.60	$17.05	$15.64	$13.16	$11.34	
Value at end of period	$14.86	$11.60	$17.05	$15.64	$13.16	
Number of accumulation units outstanding at end of period	291	645	683	954	1,204	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$12.63	$17.48	$15.95	$13.95		
Value at end of period	$15.08	$12.63	$17.48	$15.95		
Number of accumulation units outstanding at end of period	1,938	3,778	828	213		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$6.84	$6.84				
Value at end of period	$8.79	$6.84				
Number of accumulation units outstanding at end of period	0	123				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during January 2005)						
Value at beginning of period	$10.07	$16.43	$14.37	$12.16	$10.83	
Value at end of period	$13.65	$10.07	$16.43	$14.37	$12.16	
Number of accumulation units outstanding at end of period	799	285	501	967	1,459	
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$6.77	$12.68	$13.10			
Value at end of period	$9.60	$6.77	$12.68			
Number of accumulation units outstanding at end of period	675	13,185	8,539			
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$15.16	$29.54	$22.36	$18.10	$13.31	
Value at end of period	$27.19	$15.16	$29.54	$22.36	$18.10	
Number of accumulation units outstanding at end of period	905	1,302	789	836	1,571	
PAX WORLD BALANCED FUND						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$9.29	$13.58	$12.57	$11.50	$10.95	
Value at end of period	$11.12	$9.29	$13.58	$12.57	$11.50	
Number of accumulation units outstanding at end of period	901	451	434	1,290	1,386	
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.26	$11.18	$11.01			
Value at end of period	$11.98	$10.26	$11.18			
Number of accumulation units outstanding at end of period	0	1,772	5			
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$6.64					
Value at end of period	$9.02					
Number of accumulation units outstanding at end of period	32					
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$7.53	$12.11	$11.48	$10.52	$10.41	$9.76
Value at end of period	$12.05	$7.53	$12.11	$11.48	$10.52	$10.41
Number of accumulation units outstanding at end of period	2,405	1,191	557	4,672	404	881
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$6.24					
Value at end of period	$7.74					
Number of accumulation units outstanding at end of period	4,188					
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$12.19					
Value at end of period	$13.39					
Number of accumulation units outstanding at end of period	374					
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$12.90					
Value at end of period	$13.41					
Number of accumulation units outstanding at end of period	2,533					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$8.73	$14.53	$13.28	$12.14	$10.78	$9.53
Value at end of period	$11.58	$8.73	$14.53	$13.28	$12.14	$10.78
Number of accumulation units outstanding at end of period	38,983	56,800	26,581	9,182	2,181	2,080
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$9.52	$13.59	$13.29	$11.92		
Value at end of period	$11.68	$9.52	$13.59	$13.29		
Number of accumulation units outstanding at end of period	0	6,607	0	34		
VANGUARD® EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$9.49	$13.97	$14.58			
Value at end of period	$10.89	$9.49	$13.97			
Number of accumulation units outstanding at end of period	0	1,951	1,143			
WASHINGTON MUTUAL INVESTORS FUND[SM]						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$8.57	$13.00	$12.69	$10.91	$10.69	$10.00
Value at end of period	$10.06	$8.57	$13.00	$12.69	$10.91	$10.69
Number of accumulation units outstanding at end of period	12	20	14,825	1,884	1,015	893

TABLE 22
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$9.44				
Value at end of period	$12.79				
Number of accumulation units outstanding at end of period	4,976				
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$7.69	$13.16	$12.65	$12.25	
Value at end of period	$9.18	$7.69	$13.16	$12.65	
Number of accumulation units outstanding at end of period	177	0	1,275	395	
AMERICAN BALANCED FUND®					
(Funds were first received in this option during September 2005)					
Value at beginning of period		$12.39	$11.79	$10.71	$10.65
Value at end of period		$9.07	$12.39	$11.79	$10.71
Number of accumulation units outstanding at end of period		0	16,779	8,592	2,706
ARIEL APPRECIATION FUND					
(Funds were first received in this option during November 2006)					
Value at beginning of period		$11.70	$12.05	$11.78	
Value at end of period		$6.83	$11.70	$12.05	
Number of accumulation units outstanding at end of period		0	35	3,037	

CFI 149

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ARIEL FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$6.23	$12.22	$12.62	$11.61	$11.13
Value at end of period	$10.02	$6.23	$12.22	$12.62	$11.61
Number of accumulation units outstanding at end of period	1,517	1,582	3,549	1,977	2,690
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.32	$19.31	$16.48	$13.73	$12.65
Value at end of period	$15.52	$11.32	$19.31	$16.48	$13.73
Number of accumulation units outstanding at end of period	5,050	5,113	5,994	4,534	505
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$9.41	$16.63	$14.37	$13.06	$12.43
Value at end of period	$12.58	$9.41	$16.63	$14.37	$13.06
Number of accumulation units outstanding at end of period	21,222	6,404	18,511	16,055	6,992
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$7.56	$13.38	$13.39		
Value at end of period	$9.69	$7.56	$13.38		
Number of accumulation units outstanding at end of period	1,155	768	136		
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$6.63				
Value at end of period	$8.83				
Number of accumulation units outstanding at end of period	1,652				
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$9.57	$14.49	$15.05	$13.04	$12.67
Value at end of period	$12.20	$9.57	$14.49	$15.05	$13.04
Number of accumulation units outstanding at end of period	358	797	4,382	2,428	531
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period		$13.85	$12.57	$11.85	$11.47
Value at end of period		$7.86	$13.85	$12.57	$11.85
Number of accumulation units outstanding at end of period		0	796	0	647
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.33	$10.87	$10.64		
Value at end of period	$8.41	$6.33	$10.87		
Number of accumulation units outstanding at end of period	8	1	5,638		
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$8.94	$15.39	$15.05		
Value at end of period	$11.95	$8.94	$15.39		
Number of accumulation units outstanding at end of period	3,538	2,585	3,195		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$7.73	$13.02	$13.11		
Value at end of period	$11.66	$7.73	$13.02		
Number of accumulation units outstanding at end of period	703	213	115		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.08	$10.01	$10.32		
Value at end of period	$8.15	$6.08	$10.01		
Number of accumulation units outstanding at end of period	530	713	1,504		
ING COLUMBIA SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during March 2008)					
Value at beginning of period	$6.68	$9.42			
Value at end of period	$8.24	$6.68			
Number of accumulation units outstanding at end of period	4	19			
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$7.42	$12.35	$11.99	$11.05	
Value at end of period	$9.65	$7.42	$12.35	$11.99	
Number of accumulation units outstanding at end of period	36	5	979	47	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$9.52	$13.51	$13.89		
Value at end of period	$11.29	$9.52	$13.51		
Number of accumulation units outstanding at end of period	3,263	2,603	535		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$8.88	$13.71			
Value at end of period	$12.21	$8.88			
Number of accumulation units outstanding at end of period	809	854			
ING GNMA INCOME FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$11.69	$11.07	$10.58	$10.19	
Value at end of period	$12.13	$11.69	$11.07	$10.58	
Number of accumulation units outstanding at end of period	1,147	581	0	1,434	
ING GROWTH AND INCOME FUND					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$10.47				
Value at end of period	$13.55				
Number of accumulation units outstanding at end of period	98				
ING GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$11.25				
Value at end of period	$12.37				
Number of accumulation units outstanding at end of period	156				
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.02	$12.97	$12.54	$11.12	$10.96
Value at end of period	$9.73	$8.02	$12.97	$12.54	$11.12
Number of accumulation units outstanding at end of period	2,692	843	1,179	311	2,073
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.47	$13.78	$13.27	$12.31	$12.01
Value at end of period	$10.99	$8.47	$13.78	$13.27	$12.31
Number of accumulation units outstanding at end of period	67	46	6,517	3,846	1,143

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.40	$12.85	$13.91	$12.42	$12.19
Value at end of period	$10.33	$8.40	$12.85	$13.91	$12.42
Number of accumulation units outstanding at end of period	12	6	1,072	2,204	113
ING INTERMEDIATE BOND FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$9.91	$11.14	$10.66	$10.38	$10.43
Value at end of period	$11.05	$9.91	$11.14	$10.66	$10.38
Number of accumulation units outstanding at end of period	5,445	4,489	6,428	2,753	2,821
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$10.03	$11.13	$10.66	$10.30	
Value at end of period	$11.03	$10.03	$11.13	$10.66	
Number of accumulation units outstanding at end of period	936	1,638	667	9,271	
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$9.30	$19.52	$18.55		
Value at end of period	$13.37	$9.30	$19.52		
Number of accumulation units outstanding at end of period	1,048	673	14		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.54	$15.66	$15.72		
Value at end of period	$12.77	$7.54	$15.66		
Number of accumulation units outstanding at end of period	2,099	618	1,576		
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$9.65	$14.57	$14.83		
Value at end of period	$11.98	$9.65	$14.57		
Number of accumulation units outstanding at end of period	1,377	1,212	2,593		
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period		$13.30	$14.10		
Value at end of period		$7.84	$13.30		
Number of accumulation units outstanding at end of period		0	313		
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$9.55	$12.46	$12.67		
Value at end of period	$11.13	$9.55	$12.46		
Number of accumulation units outstanding at end of period	74	27	18		
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.39	$14.25	$13.56	$11.66	$11.12
Value at end of period	$11.55	$8.39	$14.25	$13.56	$11.66
Number of accumulation units outstanding at end of period	13,688	1,018	1,405	3,522	4,383
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$8.62	$10.14			
Value at end of period	$10.34	$8.62			
Number of accumulation units outstanding at end of period	0	165			

CFI 152

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$11.34	$11.49	$10.62	$10.59	
Value at end of period	$12.62	$11.34	$11.49	$10.62	
Number of accumulation units outstanding at end of period	1,307	158	2,875	340	
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.29	$9.13	$9.30		
Value at end of period	$6.98	$6.29	$9.13		
Number of accumulation units outstanding at end of period	5,247	4,582	92		
ING PIONEER FUND PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.25	$11.25	$11.44		
Value at end of period	$8.89	$7.25	$11.25		
Number of accumulation units outstanding at end of period	4,077	1,223	488		
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period		$11.06	$11.31		
Value at end of period		$7.70	$11.06		
Number of accumulation units outstanding at end of period		0	626		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$7.29	$10.50			
Value at end of period	$9.01	$7.29			
Number of accumulation units outstanding at end of period	0	491			
ING REAL ESTATE FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$10.01	$15.61	$18.92	$14.07	$13.25
Value at end of period	$12.82	$10.01	$15.61	$18.92	$14.07
Number of accumulation units outstanding at end of period	2,726	75	1,426	1,732	200
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$6.91				
Value at end of period	$8.12				
Number of accumulation units outstanding at end of period	1,624				
ING SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$9.89	$14.52	$13.91		
Value at end of period	$12.48	$9.89	$14.52		
Number of accumulation units outstanding at end of period	8,645	6	371		
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$8.66	$12.01	$11.86		
Value at end of period	$10.46	$8.66	$12.01		
Number of accumulation units outstanding at end of period	43,441	9,215	1,056		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$8.14	$12.46	$12.38		
Value at end of period	$10.08	$8.14	$12.46		
Number of accumulation units outstanding at end of period	57,201	36,525	22,085		

CFI 153

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$8.02	$12.91	$13.09		
Value at end of period	$10.15	$8.02	$12.91		
Number of accumulation units outstanding at end of period	26,215	21,990	3,459		
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$7.92	$13.33	$12.97		
Value at end of period	$10.12	$7.92	$13.33		
Number of accumulation units outstanding at end of period	15,665	10,673	3,534		
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$9.28	$11.30	$11.30		
Value at end of period	$10.73	$9.28	$11.30		
Number of accumulation units outstanding at end of period	4,549	22,859	424		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$12.02	$11.51	$11.05	
Value at end of period		$9.07	$12.02	$11.51	
Number of accumulation units outstanding at end of period		0	1,499	1,334	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$8.32	$13.18	$13.65		
Value at end of period	$10.28	$8.32	$13.18		
Number of accumulation units outstanding at end of period	199	0	91		
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period		$12.63	$12.23		
Value at end of period		$8.66	$12.63		
Number of accumulation units outstanding at end of period		0	1,903		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$9.14	$12.76	$12.38	$11.40	
Value at end of period	$12.02	$9.14	$12.76	$12.38	
Number of accumulation units outstanding at end of period	21,728	4,495	16,833	15	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$8.70	$13.71	$13.63		
Value at end of period	$10.74	$8.70	$13.71		
Number of accumulation units outstanding at end of period	1,412	1,174	1,382		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$7.70	$13.51	$12.47	$11.16	$10.84
Value at end of period	$10.86	$7.70	$13.51	$12.47	$11.16
Number of accumulation units outstanding at end of period	382	169	1,809	0	3,054
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period		$12.74			
Value at end of period		$7.48			
Number of accumulation units outstanding at end of period		0			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$7.98	$12.70	$13.15	$11.85	
Value at end of period	$10.14	$7.98	$12.70	$13.15	
Number of accumulation units outstanding at end of period	1,807	1,377	4,441	7,830	
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period		$14.01	$14.13	$12.74	$12.61
Value at end of period		$8.37	$14.01	$14.13	$12.74
Number of accumulation units outstanding at end of period		0	3,391	5,944	5,144
MASSACHUSETTS INVESTORS GROWTH STOCK FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period		$12.55	$11.46		
Value at end of period		$7.80	$12.55		
Number of accumulation units outstanding at end of period		0	80		
MUTUAL GLOBAL DISCOVERY FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$12.60	$17.44	$15.93	$14.33	
Value at end of period	$15.04	$12.60	$17.44	$15.93	
Number of accumulation units outstanding at end of period	2,380	2,556	3,372	986	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during March 2008)					
Value at beginning of period	$6.83	$10.32			
Value at end of period	$8.77	$6.83			
Number of accumulation units outstanding at end of period	287	62			
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$10.04	$16.40	$14.30		
Value at end of period	$13.61	$10.04	$16.40		
Number of accumulation units outstanding at end of period	19	138	45		
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during November 2006)					
Value at beginning of period			$11.28	$11.13	
Value at end of period			$12.66	$11.28	
Number of accumulation units outstanding at end of period			0	5,097	
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$15.12	$29.49	$22.33	$18.08	$15.38
Value at end of period	$27.11	$15.12	$29.49	$22.33	$18.08
Number of accumulation units outstanding at end of period	153	117	685	747	1,970
PAX WORLD BALANCED FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$9.26	$13.55	$13.55		
Value at end of period	$11.09	$9.26	$13.55		
Number of accumulation units outstanding at end of period	127	127	72		
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$10.24	$11.54			
Value at end of period	$11.95	$10.24			
Number of accumulation units outstanding at end of period	0	306			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$5.24	$4.59			
Value at end of period	$9.01	$5.24			
Number of accumulation units outstanding at end of period	77	11			
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$7.52	$12.09	$11.46	$10.51	$10.55
Value at end of period	$12.01	$7.52	$12.09	$11.46	$10.51
Number of accumulation units outstanding at end of period	1,391	1,610	4,310	3,317	3,010
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period		$17.02	$14.71	$12.43	$12.16
Value at end of period		$9.05	$17.02	$14.71	$12.43
Number of accumulation units outstanding at end of period		0	6,696	3,827	796
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.71	$14.50	$13.26	$12.13	$11.58
Value at end of period	$11.55	$8.71	$14.50	$13.26	$12.13
Number of accumulation units outstanding at end of period	5,015	4,175	11,704	6,644	10,565
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$9.50	$13.57	$13.30		
Value at end of period	$11.65	$9.50	$13.57		
Number of accumulation units outstanding at end of period	616	510	1,923		
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period			$13.57	$13.19	
Value at end of period			$13.94	$13.57	
Number of accumulation units outstanding at end of period			0	577	
WASHINGTON MUTUAL INVESTORS FUND^SM					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.55	$12.98	$12.67	$10.90	$10.82
Value at end of period	$10.03	$8.55	$12.98	$12.67	$10.90
Number of accumulation units outstanding at end of period	962	406	11,593	6,544	2,601

TABLE 23
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006
AIM MID CAP CORE EQUITY FUND				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$9.93	$13.88	$12.72	
Value at end of period	$12.75	$9.93	$13.88	
Number of accumulation units outstanding at end of period	0	3,230	1,493	

CFI 156

Condensed Financial Information (continued)

	2009	2008	2007	2006
AMERICAN BALANCED FUND®				
(Funds were first received in this option during August 2007)				
Value at beginning of period	$9.05	$12.36	$12.31	
Value at end of period	$10.79	$9.05	$12.36	
Number of accumulation units outstanding at end of period	2,811	1,755	463	
ARIEL FUND				
(Funds were first received in this option during April 2009)				
Value at beginning of period	$6.04			
Value at end of period	$10.00			
Number of accumulation units outstanding at end of period	1,396			
COLUMBIA MID CAP VALUE FUND				
(Funds were first received in this option during November 2009)				
Value at beginning of period	$7.40			
Value at end of period	$7.92			
Number of accumulation units outstanding at end of period	2			
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$11.29	$19.28	$16.45	$15.26
Value at end of period	$15.48	$11.29	$19.28	$16.45
Number of accumulation units outstanding at end of period	7,665	205	0	119
EVERGREEN SPECIAL VALUES FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.18	$13.66	$15.08	$15.01
Value at end of period	$11.76	$9.18	$13.66	$15.08
Number of accumulation units outstanding at end of period	0	1,803	1,408	1,129
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$9.39	$16.60	$14.35	$13.55
Value at end of period	$12.54	$9.39	$16.60	$14.35
Number of accumulation units outstanding at end of period	19,650	13,788	6,635	1,784
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$7.54	$13.36	$13.27	
Value at end of period	$9.66	$7.54	$13.36	
Number of accumulation units outstanding at end of period	0	832	374	
FIDELITY® VIP GROWTH PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$6.97	$13.41	$10.80	
Value at end of period	$8.80	$6.97	$13.41	
Number of accumulation units outstanding at end of period	0	995	421	
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$7.84	$13.83	$12.56	$12.68
Value at end of period	$11.06	$7.84	$13.83	$12.56
Number of accumulation units outstanding at end of period	0	651	346	120
ING BALANCED PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$8.72	$12.30	$11.82	$11.24
Value at end of period	$10.24	$8.72	$12.30	$11.82
Number of accumulation units outstanding at end of period	286	223	128	58

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during September 2009)				
Value at beginning of period	$11.40			
Value at end of period	$11.91			
Number of accumulation units outstanding at end of period	1,415			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$7.71	$12.99	$11.18	
Value at end of period	$11.62	$7.71	$12.99	
Number of accumulation units outstanding at end of period	2,927	532	168	
ING CLARION REAL ESTATE PORTFOLIO				
(Funds were first received in this option during November 2009)				
Value at beginning of period	$7.08			
Value at end of period	$8.14			
Number of accumulation units outstanding at end of period	7,920			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$9.50	$13.49	$12.64	
Value at end of period	$11.26	$9.50	$13.49	
Number of accumulation units outstanding at end of period	2,500	363	117	
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$8.87	$14.75	$13.06	$12.21
Value at end of period	$12.19	$8.87	$14.75	$13.06
Number of accumulation units outstanding at end of period	3,613	662	115	163
ING GROWTH AND INCOME FUND				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$13.54			
Value at end of period	$13.54			
Number of accumulation units outstanding at end of period	1,742			
ING INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$8.00	$12.94	$12.46	
Value at end of period	$9.70	$8.00	$12.94	
Number of accumulation units outstanding at end of period	1,144	1,597	1,169	
ING INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during August 2007)				
Value at beginning of period	$8.45	$13.75	$13.94	
Value at end of period	$10.95	$8.45	$13.75	
Number of accumulation units outstanding at end of period	1,566	1,018	478	
ING INDEX PLUS SMALLCAP PORTFOLIO				
Value at beginning of period	$8.38	$12.82		
Value at end of period	$10.30	$8.38		
Number of accumulation units outstanding at end of period	11	0		
ING INTERMEDIATE BOND FUND				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$9.88	$11.12	$10.64	$10.35
Value at end of period	$11.02	$9.88	$11.12	$10.64
Number of accumulation units outstanding at end of period	15,259	491	122	6

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$10.01	$11.11	$10.64	$10.68
Value at end of period	$11.00	$10.01	$11.11	$10.64
Number of accumulation units outstanding at end of period	0	558	417	279
ING INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$12.67			
Value at end of period	$12.67			
Number of accumulation units outstanding at end of period	718			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.53	$15.64	$15.71	
Value at end of period	$12.74	$7.53	$15.64	
Number of accumulation units outstanding at end of period	5,304	1,171	454	
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during June 2008)				
Value at beginning of period	$9.62	$13.60		
Value at end of period	$11.95	$9.62		
Number of accumulation units outstanding at end of period	609	185		
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$6.98	$11.13	$11.21	
Value at end of period	$8.19	$6.98	$11.13	
Number of accumulation units outstanding at end of period	710	503	603	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.02	$18.10	$15.21	$14.90
Value at end of period	$12.25	$9.02	$18.10	$15.21
Number of accumulation units outstanding at end of period	0	834	477	224
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$9.53	$12.44	$12.83	
Value at end of period	$11.09	$9.53	$12.44	
Number of accumulation units outstanding at end of period	0	60	10	
ING MONEY MARKET PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$10.83	$10.73	$10.39	
Value at end of period	$10.69	$10.83	$10.73	
Number of accumulation units outstanding at end of period	0	1,013	1,930	
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$8.37	$14.23	$13.55	$12.46
Value at end of period	$11.52	$8.37	$14.23	$13.55
Number of accumulation units outstanding at end of period	495	7,953	3,664	84
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$8.21	$10.84		
Value at end of period	$12.10	$8.21		
Number of accumulation units outstanding at end of period	0	171		

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$11.31	$11.47	$10.63	
Value at end of period	$12.58	$11.31	$11.47	
Number of accumulation units outstanding at end of period	419	2,525	273	
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$6.28	$9.12	$9.30	
Value at end of period	$6.96	$6.28	$9.12	
Number of accumulation units outstanding at end of period	11,795	8,456	5,075	
ING PIONEER FUND PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.24	$11.24	$11.43	
Value at end of period	$8.88	$7.24	$11.24	
Number of accumulation units outstanding at end of period	0	1,964	736	
ING PIONEER FUND PORTFOLIO (CLASS S)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.22	$11.20	$11.40	
Value at end of period	$8.84	$7.22	$11.20	
Number of accumulation units outstanding at end of period	1,118	662	208	
ING PIONEER HIGH YIELD PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period			$10.56	$10.23
Value at end of period			$11.05	$10.56
Number of accumulation units outstanding at end of period			0	178
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.32	$11.07	$11.22	
Value at end of period	$9.03	$7.32	$11.07	
Number of accumulation units outstanding at end of period	0	592	426	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$7.28	$11.03	$11.18	
Value at end of period	$8.99	$7.28	$11.03	
Number of accumulation units outstanding at end of period	3,313	1,074	301	
ING REAL ESTATE FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.98	$15.58	$18.89	$18.71
Value at end of period	$12.79	$9.98	$15.58	$18.89
Number of accumulation units outstanding at end of period	686	2,591	1,255	1,623
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$8.11			
Value at end of period	$8.11			
Number of accumulation units outstanding at end of period	8,783			
ING SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$9.87	$14.49	$13.65	
Value at end of period	$12.44	$9.87	$14.49	
Number of accumulation units outstanding at end of period	1,950	6,097	2,716	

CFI 160

	2009	2008	2007	2006
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$8.64	$11.99	$11.64	$10.94
Value at end of period	$10.43	$8.64	$11.99	$11.64
Number of accumulation units outstanding at end of period	4,167	654	165	344
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$8.12	$12.45	$12.09	
Value at end of period	$10.06	$8.12	$12.45	
Number of accumulation units outstanding at end of period	19,998	6,733	1,158	
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$8.00	$12.89	$12.43	$11.54
Value at end of period	$10.12	$8.00	$12.89	$12.43
Number of accumulation units outstanding at end of period	14,819	6,247	1,051	164
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$7.90	$13.32	$12.77	$11.85
Value at end of period	$10.10	$7.90	$13.32	$12.77
Number of accumulation units outstanding at end of period	8,171	6,258	1,637	1
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$9.26	$11.28	$10.89	$10.41
Value at end of period	$10.71	$9.26	$11.28	$10.89
Number of accumulation units outstanding at end of period	1,912	1,467	511	7
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$9.05	$12.00	$11.48	
Value at end of period	$10.52	$9.05	$12.00	
Number of accumulation units outstanding at end of period	25,040	282	129	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$8.30	$13.15	$12.63	
Value at end of period	$10.25	$8.30	$13.15	
Number of accumulation units outstanding at end of period	17,594	163	50	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$8.64	$12.08		
Value at end of period	$10.39	$8.64		
Number of accumulation units outstanding at end of period	12,723	29		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$9.12	$12.74	$12.37	$11.79
Value at end of period	$11.99	$9.12	$12.74	$12.37
Number of accumulation units outstanding at end of period	2,634	10,245	4,872	397
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$6.68	$11.52		
Value at end of period	$9.66	$6.68		
Number of accumulation units outstanding at end of period	70	21		

Condensed Financial Information (continued)

	2009	2008	2007	2006
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$8.68	$13.04		
Value at end of period	$10.71	$8.68		
Number of accumulation units outstanding at end of period	0	108		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$7.68	$13.49	$12.45	$12.49
Value at end of period	$10.83	$7.68	$13.49	$12.45
Number of accumulation units outstanding at end of period	3,475	3,086	845	253
ING TEMPLETON FOREIGN EQUITY PORTFOLIO				
(Funds were first received in this option during August 2007)				
Value at beginning of period	$7.47	$12.73	$12.12	
Value at end of period	$9.73	$7.47	$12.73	
Number of accumulation units outstanding at end of period	2,208	1,872	438	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$9.96	$16.72	$17.00	
Value at end of period	$13.03	$9.96	$16.72	
Number of accumulation units outstanding at end of period	2,843	1,723	1,404	
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$8.53			
Value at end of period	$8.53			
Number of accumulation units outstanding at end of period	1,119			
LORD ABBETT MID-CAP VALUE FUND				
(Funds were first received in this option during August 2007)				
Value at beginning of period	$8.35	$13.99	$14.59	
Value at end of period	$10.43	$8.35	$13.99	
Number of accumulation units outstanding at end of period	906	464	372	
MUTUAL GLOBAL DISCOVERY FUND				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$12.57	$17.41	$16.57	
Value at end of period	$14.99	$12.57	$17.41	
Number of accumulation units outstanding at end of period	1,571	1,129	530	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$6.82	$11.34	$11.35	
Value at end of period	$8.75	$6.82	$11.34	
Number of accumulation units outstanding at end of period	3,720	101	18	
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during November 2009)				
Value at beginning of period	$13.04			
Value at end of period	$13.57			
Number of accumulation units outstanding at end of period	2			
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$15.08	$29.43	$22.30	$19.67
Value at end of period	$27.03	$15.08	$29.43	$22.30
Number of accumulation units outstanding at end of period	542	1,808	2,529	1,066

Condensed Financial Information (continued)

	2009	2008	2007	2006
PAX WORLD BALANCED FUND				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$9.24	$13.53	$12.53	$11.92
Value at end of period	$11.06	$9.24	$13.53	$12.53
Number of accumulation units outstanding at end of period	3,017	1,960	1,150	507
PIONEER EMERGING MARKETS VCT PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$5.23	$11.94		
Value at end of period	$9.00	$5.23		
Number of accumulation units outstanding at end of period	0	293		
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$7.50	$12.07	$11.45	$11.45
Value at end of period	$11.98	$7.50	$12.07	$11.45
Number of accumulation units outstanding at end of period	9,933	724	425	324
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$8.69	$14.47	$13.24	$13.29
Value at end of period	$11.51	$8.69	$14.47	$13.24
Number of accumulation units outstanding at end of period	6,647	2,227	757	234
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$9.47	$13.54	$13.26	$13.23
Value at end of period	$11.61	$9.47	$13.54	$13.26
Number of accumulation units outstanding at end of period	10,756	4,214	2,770	1,528
WASHINGTON MUTUAL INVESTORS FUND[SM]				
(Funds were first received in this option during November 2009)				
Value at beginning of period	$9.54			
Value at end of period	$10.00			
Number of accumulation units outstanding at end of period	3			

TABLE 24
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$24.59	$34.82	$31.70	$31.36		
Value at end of period	$30.90	$24.59	$34.82	$31.70		
Number of accumulation units outstanding at end of period	762	728	616	792		
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$9.91	$13.85	$13.72			
Value at end of period	$12.72	$9.91	$13.85			
Number of accumulation units outstanding at end of period	72	4	2			

CFI 163

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$7.66	$13.11	$12.61	$11.02		
Value at end of period	$9.13	$7.66	$13.11	$12.61		
Number of accumulation units outstanding at end of period	1,389	1,059	787	1,588		
AMERICAN BALANCED FUND®						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.02	$12.34	$11.76	$10.69	$10.52	$9.91
Value at end of period	$10.76	$9.02	$12.34	$11.76	$10.69	$10.52
Number of accumulation units outstanding at end of period	5,919	5,694	3,969	5,214	893	90
ARIEL APPRECIATION FUND						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$6.80	$11.66	$12.01	$11.00	$10.46	
Value at end of period	$10.90	$6.80	$11.66	$12.01	$11.00	
Number of accumulation units outstanding at end of period	267	131	0	438	191	
ARIEL FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$6.20	$12.17	$12.58	$11.58	$11.66	$10.71
Value at end of period	$9.97	$6.20	$12.17	$12.58	$11.58	$11.66
Number of accumulation units outstanding at end of period	979	1,638	2	2,080	0	1,141
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$5.22					
Value at end of period	$7.92					
Number of accumulation units outstanding at end of period	308					
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$11.26	$19.24	$16.43	$14.06		
Value at end of period	$15.43	$11.26	$19.24	$16.43		
Number of accumulation units outstanding at end of period	10,523	9,893	1,774	2,043		
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.16	$13.63	$15.05	$12.59	$11.57	$10.14
Value at end of period	$11.72	$9.16	$13.63	$15.05	$12.59	$11.57
Number of accumulation units outstanding at end of period	1,605	1,516	1,288	1,115	1,124	105
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.37	$16.57	$14.32	$13.04	$11.33	$10.31
Value at end of period	$12.51	$9.37	$16.57	$14.32	$13.04	$11.33
Number of accumulation units outstanding at end of period	27,695	33,294	15,362	9,788	3,337	656
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$7.52	$13.33	$13.35	$11.29	$10.84	$9.92
Value at end of period	$9.63	$7.52	$13.33	$13.35	$11.29	$10.84
Number of accumulation units outstanding at end of period	4,848	3,799	3,404	3,662	528	38
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$6.95	$13.38	$10.72	$10.19	$9.80	$9.50
Value at end of period	$8.77	$6.95	$13.38	$10.72	$10.19	$9.80
Number of accumulation units outstanding at end of period	1,485	903	454	69	45	49

	2009	2008	2007	2006	2005	2004
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.53	$14.43	$15.00	$13.01	$12.14	$10.22
Value at end of period	$12.13	$9.53	$14.43	$15.00	$13.01	$12.14
Number of accumulation units outstanding at end of period	3,698	571	266	102	1,019	18
FRANKLIN SMALL–MID CAP GROWTH FUND						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$7.82	$13.80	$12.54	$11.83	$11.99	
Value at end of period	$11.03	$7.82	$13.80	$12.54	$11.83	
Number of accumulation units outstanding at end of period	2,961	3,146	2,390	1,916	58	
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.84	$13.57	$14.15	$12.41	$11.44	
Value at end of period	$13.18	$9.84	$13.57	$14.15	$12.41	
Number of accumulation units outstanding at end of period	481	530	716	125	13	
ING BALANCED PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$8.69	$12.27	$11.80	$10.85		
Value at end of period	$10.21	$8.69	$12.27	$11.80		
Number of accumulation units outstanding at end of period	2,299	1,349	1,782	939		
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$6.32	$10.85	$10.70			
Value at end of period	$8.38	$6.32	$10.85			
Number of accumulation units outstanding at end of period	1,616	1,849	3,713			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$8.89	$15.33	$14.63	$13.22		
Value at end of period	$11.88	$8.89	$15.33	$14.63		
Number of accumulation units outstanding at end of period	446	2,033	141	580		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$7.69	$12.96	$11.05	$10.83		
Value at end of period	$11.59	$7.69	$12.96	$11.05		
Number of accumulation units outstanding at end of period	2,379	3,868	883	403		
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$6.06	$9.99	$12.30	$12.10		
Value at end of period	$8.12	$6.06	$9.99	$12.30		
Number of accumulation units outstanding at end of period	213	9,845	145	1,240		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$7.38	$12.30	$11.96	$10.64	$9.93	
Value at end of period	$9.60	$7.38	$12.30	$11.96	$10.64	
Number of accumulation units outstanding at end of period	0	554	264	328	158	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$9.48	$12.43				
Value at end of period	$11.23	$9.48				
Number of accumulation units outstanding at end of period	105	2,129				

CFI 165

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$8.85	$14.73	$15.07			
Value at end of period	$12.16	$8.85	$14.73			
Number of accumulation units outstanding at end of period	1,680	3,768	469			
ING GNMA INCOME FUND						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$11.63	$11.02	$10.55	$10.30		
Value at end of period	$12.06	$11.63	$11.02	$10.55		
Number of accumulation units outstanding at end of period	3,489	2,672	2,194	1,988		
ING GROWTH AND INCOME FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$10.47					
Value at end of period	$13.53					
Number of accumulation units outstanding at end of period	154					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$7.98	$12.92	$12.51	$11.10	$10.70	$9.90
Value at end of period	$9.67	$7.98	$12.92	$12.51	$11.10	$10.70
Number of accumulation units outstanding at end of period	3,945	3,174	1,546	1,753	39	30
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$8.43	$13.73	$13.23	$12.29	$11.24	$10.10
Value at end of period	$10.92	$8.43	$13.73	$13.23	$12.29	$11.24
Number of accumulation units outstanding at end of period	2,945	1,822	1,324	1,683	892	17
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$8.36	$12.80	$13.87	$12.39	$11.99	
Value at end of period	$10.27	$8.36	$12.80	$13.87	$12.39	
Number of accumulation units outstanding at end of period	2,919	2,040	491	242	400	
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$8.68					
Value at end of period	$9.09					
Number of accumulation units outstanding at end of period	230					
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$7.74					
Value at end of period	$8.29					
Number of accumulation units outstanding at end of period	93					
ING INDEX SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$7.44					
Value at end of period	$8.00					
Number of accumulation units outstanding at end of period	161					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$9.86	$11.09	$10.89			
Value at end of period	$10.98	$9.86	$11.09			
Number of accumulation units outstanding at end of period	3,550	16,144	657			

CFI 166

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$9.98	$11.09	$10.63	$10.37	$10.25	
Value at end of period	$10.96	$9.98	$11.09	$10.63	$10.37	
Number of accumulation units outstanding at end of period	1,007	747	448	357	1,023	
ING INTERNATIONAL CAPITAL APPRECIATION FUND						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$11.64					
Value at end of period	$13.16					
Number of accumulation units outstanding at end of period	72					
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$9.25	$19.45	$17.87	$14.35	$12.38	
Value at end of period	$13.29	$9.25	$19.45	$17.87	$14.35	
Number of accumulation units outstanding at end of period	924	659	2,749	4	1,148	
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.06	$17.79	$15.88	$12.42	$11.49	$10.22
Value at end of period	$12.63	$10.06	$17.79	$15.88	$12.42	$11.49
Number of accumulation units outstanding at end of period	276	768	287	87	6	7
ING JANUS CONTRARIAN PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$6.55					
Value at end of period	$7.17					
Number of accumulation units outstanding at end of period	15					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$7.52	$15.63	$11.43	$11.14		
Value at end of period	$12.72	$7.52	$15.63	$11.43		
Number of accumulation units outstanding at end of period	2,897	10,002	156	673		
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$9.60	$14.52	$14.45			
Value at end of period	$11.91	$9.60	$14.52			
Number of accumulation units outstanding at end of period	49	99	132			
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$7.11	$11.87	$12.25	$11.27	$9.71	
Value at end of period	$9.27	$7.11	$11.87	$12.25	$11.27	
Number of accumulation units outstanding at end of period	238	134	80	1,114	430	
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS S)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.93	$11.08	$11.15			
Value at end of period	$8.12	$6.93	$11.08			
Number of accumulation units outstanding at end of period	189	67	4			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period				$12.42	$12.36	
Value at end of period				$15.20	$12.42	
Number of accumulation units outstanding at end of period				0	113	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.99		$12.10	$10.95	$10.66	
Value at end of period	$11.06		$12.41	$12.10	$10.95	
Number of accumulation units outstanding at end of period	67		0	16	7	
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$10.81	$10.81				
Value at end of period	$10.65	$10.81				
Number of accumulation units outstanding at end of period	2,311	487				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.36	$14.21	$13.54	$11.65	$10.03	
Value at end of period	$11.49	$8.36	$14.21	$13.54	$11.65	
Number of accumulation units outstanding at end of period	2,755	2,194	1,980	2,226	1,719	
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$8.35		$10.56	$10.52		
Value at end of period	$12.08		$10.73	$10.56		
Number of accumulation units outstanding at end of period	175		0	570		
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$11.28	$11.44	$10.59	$10.31	$10.23	$9.80
Value at end of period	$12.55	$11.28	$11.44	$10.59	$10.31	$10.23
Number of accumulation units outstanding at end of period	7,899	15,560	13,656	12,373	2,251	89
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.27	$9.11	$9.29			
Value at end of period	$6.95	$6.27	$9.11			
Number of accumulation units outstanding at end of period	3,762	8,489	1,333			
ING PIONEER FUND PORTFOLIO (S CLASS)						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$6.30					
Value at end of period	$8.83					
Number of accumulation units outstanding at end of period	519					
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.23	$10.07				
Value at end of period	$8.86	$7.23				
Number of accumulation units outstanding at end of period	1,726	1,414				
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$7.68	$11.04	$11.17			
Value at end of period	$12.64	$7.68	$11.04			
Number of accumulation units outstanding at end of period	1,355	938	480			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.31	$11.06	$11.22			
Value at end of period	$9.02	$7.31	$11.06			
Number of accumulation units outstanding at end of period	2,076	2,038	488			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.27	$11.02	$11.17			
Value at end of period	$8.98	$7.27	$11.02			
Number of accumulation units outstanding at end of period	7	2,008	2			
ING REAL ESTATE FUND						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$9.96	$15.55	$18.87	$14.04	$14.12	
Value at end of period	$12.75	$9.96	$15.55	$18.87	$14.04	
Number of accumulation units outstanding at end of period	846	722	605	337	704	
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$6.88					
Value at end of period	$8.11					
Number of accumulation units outstanding at end of period	1,397					
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$9.85	$14.46	$13.83	$12.56		
Value at end of period	$12.40	$9.85	$14.46	$13.83		
Number of accumulation units outstanding at end of period	2,284	2,720	493	268		
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$8.63	$11.98	$11.63	$10.96		
Value at end of period	$10.41	$8.63	$11.98	$11.63		
Number of accumulation units outstanding at end of period	6,006	5,527	20,508	1,100		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$8.11	$12.43	$12.07	$10.78		
Value at end of period	$10.04	$8.11	$12.43	$12.07		
Number of accumulation units outstanding at end of period	8,688	14,980	13,643	1,839		
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$7.99	$12.88	$12.42	$10.92		
Value at end of period	$10.10	$7.99	$12.88	$12.42		
Number of accumulation units outstanding at end of period	14,338	13,786	9,732	1,440		
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$7.89	$13.30	$12.76	$11.14		
Value at end of period	$10.07	$7.89	$13.30	$12.76		
Number of accumulation units outstanding at end of period	21,157	11,665	2,312	175		
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$9.25	$11.27	$10.88	$10.18		
Value at end of period	$10.68	$9.25	$11.27	$10.88		
Number of accumulation units outstanding at end of period	1,571	1,011	1,462	113		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.03	$11.98	$11.48	$10.74	$10.37	
Value at end of period	$10.49	$9.03	$11.98	$11.48	$10.74	
Number of accumulation units outstanding at end of period	3,205	28,856	3,617	3,395	129	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.28	$13.13	$12.67	$11.35	$10.64	
Value at end of period	$10.22	$8.28	$13.13	$12.67	$11.35	
Number of accumulation units outstanding at end of period	1,661	18,430	3,643	3,894	494	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.62	$12.58	$12.09	$11.03	$10.52	
Value at end of period	$10.36	$8.62	$12.58	$12.09	$11.03	
Number of accumulation units outstanding at end of period	17,614	40,701	27,473	29,895	4,011	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$9.10	$12.73	$12.36	$11.09		
Value at end of period	$11.96	$9.10	$12.73	$12.36		
Number of accumulation units outstanding at end of period	12,197	10,808	4,201	1,894		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$6.67	$11.88	$12.15			
Value at end of period	$9.64	$6.67	$11.88			
Number of accumulation units outstanding at end of period	1,527	44	63			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (S CLASS)						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$7.44	$13.28	$11.90	$11.05	$10.27	$9.56
Value at end of period	$10.73	$7.44	$13.28	$11.90	$11.05	$10.27
Number of accumulation units outstanding at end of period	32	38	32	28	24	18
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$8.66	$13.65	$13.43	$11.78		
Value at end of period	$10.68	$8.66	$13.65	$13.43		
Number of accumulation units outstanding at end of period	1,179	1,500	192	2,803		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$7.66	$13.46	$12.44	$11.14	$10.65	$10.03
Value at end of period	$10.79	$7.66	$13.46	$12.44	$11.14	$10.65
Number of accumulation units outstanding at end of period	6,350	4,265	1,533	1,810	191	10
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$9.94	$16.70	$16.99			
Value at end of period	$13.01	$9.94	$16.70			
Number of accumulation units outstanding at end of period	1,846	4,046	1,781			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$6.66	$11.18	$11.56			
Value at end of period	$8.70	$6.66	$11.18			
Number of accumulation units outstanding at end of period	15	9	4			
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$7.94	$12.65	$13.11	$11.46	$11.21	$9.89
Value at end of period	$10.08	$7.94	$12.65	$13.11	$11.46	$11.21
Number of accumulation units outstanding at end of period	87	643	259	6	38	36

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$6.63	$8.74				
Value at end of period	$8.51	$6.63				
Number of accumulation units outstanding at end of period	0	941				
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period			$14.09	$12.72	$11.93	$10.28
Value at end of period			$13.96	$14.09	$12.72	$11.93
Number of accumulation units outstanding at end of period			0	198	1,227	1,162
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during April 2005)						
Value at beginning of period			$15.57	$13.12	$11.50	
Value at end of period			$16.95	$15.57	$13.12	
Number of accumulation units outstanding at end of period			0	177	86	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period			$11.38	$10.97		
Value at end of period			$12.50	$11.38		
Number of accumulation units outstanding at end of period			0	53		
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$12.54	$17.37	$15.88	$13.10	$12.04	
Value at end of period	$14.95	$12.54	$17.37	$15.88	$13.10	
Number of accumulation units outstanding at end of period	939	475	416	1,262	8	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$6.81	$10.28				
Value at end of period	$8.74	$6.81				
Number of accumulation units outstanding at end of period	153	3,577				
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$9.99	$14.93				
Value at end of period	$13.53	$9.99				
Number of accumulation units outstanding at end of period	2,355	1,436				
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$6.72	$12.61	$11.24	$10.79		
Value at end of period	$9.51	$6.72	$12.61	$11.24		
Number of accumulation units outstanding at end of period	2,361	1,202	1,131	1,062		
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$15.04	$29.37	$22.27	$18.04	$12.96	$9.51
Value at end of period	$26.95	$15.04	$29.37	$22.27	$18.04	$12.96
Number of accumulation units outstanding at end of period	560	731	771	1,404	1,200	456
PAX WORLD BALANCED FUND						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$9.22	$13.50	$12.88			
Value at end of period	$11.02	$9.22	$13.50			
Number of accumulation units outstanding at end of period	2,818	1,919	5			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.22	$11.16	$10.98			
Value at end of period	$11.91	$10.22	$11.16			
Number of accumulation units outstanding at end of period	126	59	32			
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.31					
Value at end of period	$8.99					
Number of accumulation units outstanding at end of period	112					
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$7.48	$12.04	$11.43	$10.49	$10.28	
Value at end of period	$11.94	$7.48	$12.04	$11.43	$10.49	
Number of accumulation units outstanding at end of period	277	7,587	27	12	5	
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during April 2005)						
Value at beginning of period			$14.47	$12.24	$11.24	
Value at end of period			$14.30	$14.47	$12.24	
Number of accumulation units outstanding at end of period			0	1,027	525	
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.01	$16.95	$14.67	$12.41	$11.31	
Value at end of period	$13.29	$9.01	$16.95	$14.67	$12.41	
Number of accumulation units outstanding at end of period	201	484	342	621	310	
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$8.67	$14.44	$13.23	$12.11	$10.76	$9.99
Value at end of period	$11.48	$8.67	$14.44	$13.23	$12.11	$10.76
Number of accumulation units outstanding at end of period	6,878	6,192	1,786	7,788	1,388	2,617
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.45	$13.51	$13.24	$11.18	$10.99	$9.86
Value at end of period	$11.58	$9.45	$13.51	$13.24	$11.18	$10.99
Number of accumulation units outstanding at end of period	7,319	10,912	3,022	2,205	3,742	365
WANGER INTERNATIONAL						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$7.85					
Value at end of period	$8.28					
Number of accumulation units outstanding at end of period	110					
WASHINGTON MUTUAL INVESTORS FUND[SM]						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.51	$12.93	$12.63	$10.88	$10.41	
Value at end of period	$9.97	$8.51	$12.93	$12.63	$10.88	
Number of accumulation units outstanding at end of period	1,165	745	696	1,254	576	

Condensed Financial Information (continued)

TABLE 25
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.80	$12.77				
Value at end of period	$11.00	$7.80				
Number of accumulation units outstanding at end of period	0	1,839				
AMANA INCOME FUND						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$11.64					
Value at end of period	$11.98					
Number of accumulation units outstanding at end of period	464					
AMERICAN BALANCED FUND®						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.00	$12.31	$11.74	$10.68	$10.52	$9.96
Value at end of period	$10.73	$9.00	$12.31	$11.74	$10.68	$10.52
Number of accumulation units outstanding at end of period	7,129	6,033	4,510	58,169	49,262	133
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$10.69					
Value at end of period	$10.67					
Number of accumulation units outstanding at end of period	500					
ARIEL FUND						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$6.18	$12.14	$12.56	$11.57	$11.55	
Value at end of period	$9.94	$6.18	$12.14	$12.56	$11.57	
Number of accumulation units outstanding at end of period	91	182	30	9,855	9,882	
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$15.55		$16.40	$14.83		
Value at end of period	$15.38		$19.20	$16.40		
Number of accumulation units outstanding at end of period	191		0	472		
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.14	$13.60	$15.03	$12.57	$11.56	$10.39
Value at end of period	$11.69	$9.14	$13.60	$15.03	$12.57	$11.56
Number of accumulation units outstanding at end of period	254	241	147	135	56	18
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.34	$16.54	$14.30	$13.02	$11.33	$10.42
Value at end of period	$12.47	$9.34	$16.54	$14.30	$13.02	$11.33
Number of accumulation units outstanding at end of period	851	732	497	25,693	17,713	35
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period			$14.98	$14.62		
Value at end of period			$14.40	$14.98		
Number of accumulation units outstanding at end of period			0	54		

	2009	2008	2007	2006	2005	2004
FRANKLIN SMALL–MID CAP GROWTH FUND						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.80	$12.77				
Value at end of period	$11.00	$7.80				
Number of accumulation units outstanding at end of period	0	1,839				
FUNDAMENTAL INVESTORS^{SM}						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$7.85					
Value at end of period	$7.98					
Number of accumulation units outstanding at end of period	3,253					
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$12.86					
Value at end of period	$13.15					
Number of accumulation units outstanding at end of period	9					
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.31	$10.84	$10.56			
Value at end of period	$8.36	$6.31	$10.84			
Number of accumulation units outstanding at end of period	420	301	130			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$8.87	$15.30	$14.97			
Value at end of period	$11.84	$8.87	$15.30			
Number of accumulation units outstanding at end of period	526	365	263			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$7.37	$7.23				
Value at end of period	$9.57	$7.37				
Number of accumulation units outstanding at end of period	0	2				
ING FMR^{SM} **DIVERSIFIED MID CAP PORTFOLIO**						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$8.83	$14.71	$14.25			
Value at end of period	$12.13	$8.83	$14.71			
Number of accumulation units outstanding at end of period	344	292	181			
ING GNMA INCOME FUND						
(Funds were first received in this option during March 2005)						
Value at beginning of period			$10.53	$10.23	$10.01	
Value at end of period			$11.00	$10.53	$10.23	
Number of accumulation units outstanding at end of period			0	17,001	13,840	
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$7.96	$12.89	$12.49	$11.09	$10.70	$9.84
Value at end of period	$9.64	$7.96	$12.89	$12.49	$11.09	$10.70
Number of accumulation units outstanding at end of period	299	287	209	563	52	16
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.06					
Value at end of period	$9.09					
Number of accumulation units outstanding at end of period	1,590					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.51					
Value at end of period	$8.56					
Number of accumulation units outstanding at end of period	4,014					
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.23					
Value at end of period	$8.28					
Number of accumulation units outstanding at end of period	36					
ING INDEX SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$7.95					
Value at end of period	$7.99					
Number of accumulation units outstanding at end of period	25					
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$9.96	$11.06	$10.61	$10.37	$10.22	$10.14
Value at end of period	$10.93	$9.96	$11.06	$10.61	$10.37	$10.22
Number of accumulation units outstanding at end of period	1,190	3,727	988	857	168	41
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.03	$17.76	$15.86	$12.41	$11.49	$10.19
Value at end of period	$12.59	$10.03	$17.76	$15.86	$12.41	$11.49
Number of accumulation units outstanding at end of period	386	328	195	1,047	80	26
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period			$14.34	$13.24		
Value at end of period			$14.49	$14.34		
Number of accumulation units outstanding at end of period			0	1,426		
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.96	$10.59				
Value at end of period	$8.16	$6.96				
Number of accumulation units outstanding at end of period	0	491				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.34	$14.19	$13.52	$11.64	$10.03	
Value at end of period	$11.46	$8.34	$14.19	$13.52	$11.64	
Number of accumulation units outstanding at end of period	461	447	307	2,929	114	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$10.26					
Value at end of period	$10.30					
Number of accumulation units outstanding at end of period	1,425					
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$11.25	$11.42	$10.58	$10.30	$10.08	
Value at end of period	$12.51	$11.25	$11.42	$10.58	$10.30	
Number of accumulation units outstanding at end of period	663	464	37	9,474	7,957	

CFI 175

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIONEER MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.91					
Value at end of period	$8.96					
Number of accumulation units outstanding at end of period	197					
ING REAL ESTATE FUND						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$9.93	$15.52	$18.84	$14.03	$11.49	
Value at end of period	$12.71	$9.93	$15.52	$18.84	$14.03	
Number of accumulation units outstanding at end of period	0	1,245	0	13,439	15,020	
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$9.82		$13.81	$13.45		
Value at end of period	$12.37		$14.43	$13.81		
Number of accumulation units outstanding at end of period	173		0	113		
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$8.61	$11.85				
Value at end of period	$10.38	$8.61				
Number of accumulation units outstanding at end of period	0	36,277				
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$8.09	$12.10				
Value at end of period	$10.01	$8.09				
Number of accumulation units outstanding at end of period	0	25,609				
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.97	$12.44				
Value at end of period	$10.07	$7.97				
Number of accumulation units outstanding at end of period	0	38,382				
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.87	$12.78				
Value at end of period	$10.05	$7.87				
Number of accumulation units outstanding at end of period	0	2,031				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period			$13.41	$12.02		
Value at end of period			$13.63	$13.41		
Number of accumulation units outstanding at end of period			0	1,007		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$7.65	$13.44	$12.42	$11.13	$10.64	$9.63
Value at end of period	$10.76	$7.65	$13.44	$12.42	$11.13	$10.64
Number of accumulation units outstanding at end of period	497	467	344	1,449	151	38
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period			$13.09	$11.76		
Value at end of period			$12.63	$13.09		
Number of accumulation units outstanding at end of period			0	741		

CFI 176

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during March 2005)						
Value at beginning of period			$15.55	$13.11	$11.48	
Value at end of period			$16.91	$15.55	$13.11	
Number of accumulation units outstanding at end of period			0	11,645	7,577	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$12.51	$17.34	$15.86	$13.09	$11.58	
Value at end of period	$14.90	$12.51	$17.34	$15.86	$13.09	
Number of accumulation units outstanding at end of period	297	229	140	13,920	8,962	
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$13.29					
Value at end of period	$13.49					
Number of accumulation units outstanding at end of period	122					
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$15.01	$29.02				
Value at end of period	$26.87	$15.01				
Number of accumulation units outstanding at end of period	1,327	1,196				
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$7.46	$12.02	$11.41	$10.79		
Value at end of period	$11.91	$7.46	$12.02	$11.41		
Number of accumulation units outstanding at end of period	0	444	0	1,212		
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$9.18	$14.28	$14.45	$12.23	$11.55	$10.41
Value at end of period	$13.23	$9.18	$14.28	$14.45	$12.23	$11.55
Number of accumulation units outstanding at end of period	577	493	283	16,478	18,041	21
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$8.65	$14.41	$13.21	$12.09	$10.46	
Value at end of period	$11.45	$8.65	$14.41	$13.21	$12.09	
Number of accumulation units outstanding at end of period	1,158	329	186	15,579	13,010	
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$9.43	$13.49	$13.22	$11.71		
Value at end of period	$11.54	$9.43	$13.49	$13.22		
Number of accumulation units outstanding at end of period	0	262	0	4,868		
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$8.49	$12.90	$12.61	$10.87	$10.67	$10.07
Value at end of period	$9.94	$8.49	$12.90	$12.61	$10.87	$10.67
Number of accumulation units outstanding at end of period	498	445	339	25,205	20,469	16

Condensed Financial Information (continued)

TABLE 26
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.35%
(Selected data for accumulation units outstanding throughout each period)

	2009	**2008**	**2007**	**2006**	**2005**
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$24.50	$34.74	$31.66	$29.36	
Value at end of period	$30.76	$24.50	$34.74	$31.66	
Number of accumulation units outstanding at end of period	444	303	524	182	
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$9.86	$10.10			
Value at end of period	$12.64	$9.86			
Number of accumulation units outstanding at end of period	108	1,565			
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$7.62	$11.81			
Value at end of period	$9.07	$7.62			
Number of accumulation units outstanding at end of period	325	212			
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during May 2009)					
Value at beginning of period	$11.56				
Value at end of period	$13.96				
Number of accumulation units outstanding at end of period	7,890				
AMERICAN BALANCED FUND®					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.98	$12.29	$11.73	$10.67	$10.29
Value at end of period	$10.70	$8.98	$12.29	$11.73	$10.67
Number of accumulation units outstanding at end of period	54,589	19,031	21,632	8,816	8,483
ARIEL APPRECIATION FUND					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$6.76	$10.83			
Value at end of period	$10.84	$6.76			
Number of accumulation units outstanding at end of period	684	355			
ARIEL FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$6.17	$12.12	$12.54	$11.56	$11.38
Value at end of period	$9.91	$6.17	$12.12	$12.54	$11.56
Number of accumulation units outstanding at end of period	721	210	1,057	739	444
COLUMBIA MID CAP VALUE FUND					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$6.07	$5.94			
Value at end of period	$7.90	$6.07			
Number of accumulation units outstanding at end of period	1,137	178			
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$11.21	$19.16	$16.38	$13.67	$11.28
Value at end of period	$15.34	$11.21	$19.16	$16.38	$13.67
Number of accumulation units outstanding at end of period	17,273	11,907	16,233	5,107	3,149

CFI 178

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.32	$16.50	$14.28	$13.01	$11.12
Value at end of period	$12.43	$9.32	$16.50	$14.28	$13.01
Number of accumulation units outstanding at end of period	43,339	30,122	30,195	16,812	7,409
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$7.48	$13.28	$14.02		
Value at end of period	$9.57	$7.48	$13.28		
Number of accumulation units outstanding at end of period	2,379	3,199	2,630		
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$9.48	$14.38	$16.56		
Value at end of period	$12.06	$9.48	$14.38		
Number of accumulation units outstanding at end of period	2,342	1,304	809		
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$7.78	$13.74	$12.50	$11.81	$11.45
Value at end of period	$10.97	$7.78	$13.74	$12.50	$11.81
Number of accumulation units outstanding at end of period	10,534	507	8,938	7,927	6,834
FUNDAMENTAL INVESTORS^{SM}					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$6.08	$5.97			
Value at end of period	$7.97	$6.08			
Number of accumulation units outstanding at end of period	538	308			
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$9.79	$13.51	$14.11	$12.39	$12.18
Value at end of period	$13.11	$9.79	$13.51	$14.11	$12.39
Number of accumulation units outstanding at end of period	8,633	268	7,399	6,267	5,455
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.30	$10.83	$10.55		
Value at end of period	$8.35	$6.30	$10.83		
Number of accumulation units outstanding at end of period	13,425	1,802	2,554		
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.85	$15.27	$14.59	$12.83	$11.67
Value at end of period	$11.81	$8.85	$15.27	$14.59	$12.83
Number of accumulation units outstanding at end of period	17,037	1,596	4,040	4,043	3,923
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period		$12.91	$11.02	$9.61	
Value at end of period		$7.66	$12.91	$11.02	
Number of accumulation units outstanding at end of period		0	1,287	404	
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.04	$9.97	$10.29		
Value at end of period	$8.09	$6.04	$9.97		
Number of accumulation units outstanding at end of period	3,187	70	62		

CFI 179

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING COLUMBIA SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$6.65	$6.38			
Value at end of period	$8.18	$6.65			
Number of accumulation units outstanding at end of period	92	65			
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$7.35	$12.25	$12.41		
Value at end of period	$9.54	$7.35	$12.25		
Number of accumulation units outstanding at end of period	1,044	211	130		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$9.45	$13.44	$12.81		
Value at end of period	$11.18	$9.45	$13.44		
Number of accumulation units outstanding at end of period	194	458	47		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$8.82	$14.70	$14.23		
Value at end of period	$12.10	$8.82	$14.70		
Number of accumulation units outstanding at end of period	3,399	1,663	868		
ING GNMA INCOME FUND					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$11.57	$10.98	$10.65		
Value at end of period	$11.99	$11.57	$10.98		
Number of accumulation units outstanding at end of period	3,265	15,587	12,299		
ING GROWTH AND INCOME FUND					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$10.47				
Value at end of period	$13.52				
Number of accumulation units outstanding at end of period	66				
ING GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$11.24				
Value at end of period	$12.35				
Number of accumulation units outstanding at end of period	1,875				
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$7.94	$12.87	$12.47	$11.07	$10.59
Value at end of period	$9.61	$7.94	$12.87	$12.47	$11.07
Number of accumulation units outstanding at end of period	8,987	2,167	5,292	10,853	3,482
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.39	$13.67	$13.19	$12.27	$11.41
Value at end of period	$10.86	$8.39	$13.67	$13.19	$12.27
Number of accumulation units outstanding at end of period	3,635	12,520	9,979	3,238	6
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.32	$12.75	$13.83	$12.37	$11.10
Value at end of period	$10.21	$8.32	$12.75	$13.83	$12.37
Number of accumulation units outstanding at end of period	5,354	4,441	4,041	774	7

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING INDEX SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$7.91	$7.78			
Value at end of period	$9.08	$7.91			
Number of accumulation units outstanding at end of period	5,458	4,666			
ING INDEX SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$7.19	$7.07			
Value at end of period	$8.55	$7.19			
Number of accumulation units outstanding at end of period	14,584	11,318			
ING INDEX SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$6.81	$6.67			
Value at end of period	$8.27	$6.81			
Number of accumulation units outstanding at end of period	11,078	7,485			
ING INDEX SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$6.43	$6.14			
Value at end of period	$7.99	$6.43			
Number of accumulation units outstanding at end of period	1,640	973			
ING INDEX SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during November 2009)					
Value at beginning of period	$9.78				
Value at end of period	$9.70				
Number of accumulation units outstanding at end of period	18				
ING INTERMEDIATE BOND FUND					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$9.81	$11.05	$10.59	$10.28	
Value at end of period	$10.92	$9.81	$11.05	$10.59	
Number of accumulation units outstanding at end of period	3,732	6,109	9,777	4,216	
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$9.94	$11.04	$10.59	$10.36	$10.36
Value at end of period	$10.90	$9.94	$11.04	$10.59	$10.36
Number of accumulation units outstanding at end of period	5,855	15,306	14,642	829	2
ING INTERNATIONAL CAPITAL APPRECIATION FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$12.55				
Value at end of period	$13.16				
Number of accumulation units outstanding at end of period	14				
ING INTERNATIONAL INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$6.85				
Value at end of period	$7.43				
Number of accumulation units outstanding at end of period	218				
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$9.21	$19.37	$17.82	$14.73	
Value at end of period	$13.21	$9.21	$19.37	$17.82	
Number of accumulation units outstanding at end of period	1	0	480	311	

CFI 181

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$12.72				
Value at end of period	$12.56				
Number of accumulation units outstanding at end of period	23				
ING JANUS CONTRARIAN PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$5.33	$4.89			
Value at end of period	$7.16	$5.33			
Number of accumulation units outstanding at end of period	3,057	541			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.50	$15.61	$15.67		
Value at end of period	$12.67	$7.50	$15.61		
Number of accumulation units outstanding at end of period	2,311	145	7		
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$9.55	$14.46	$15.33		
Value at end of period	$11.84	$9.55	$14.46		
Number of accumulation units outstanding at end of period	9,048	1,066	1,072		
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.95	$11.10	$11.18		
Value at end of period	$8.14	$6.95	$11.10		
Number of accumulation units outstanding at end of period	128	96	43		
ING MONEY MARKET PORTFOLIO					
Value at beginning of period	$10.76	$10.67			
Value at end of period	$10.59	$10.76			
Number of accumulation units outstanding at end of period	34	0			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.32	$14.17	$13.51	$11.64	$9.94
Value at end of period	$11.43	$8.32	$14.17	$13.51	$11.64
Number of accumulation units outstanding at end of period	6,662	14,030	13,847	651	124
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$8.59	$8.22			
Value at end of period	$10.28	$8.59			
Number of accumulation units outstanding at end of period	3,037	344			
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period		$10.71	$10.67		
Value at end of period		$8.18	$10.71		
Number of accumulation units outstanding at end of period		0	9		
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$11.22	$11.40	$10.56	$10.29	$10.28
Value at end of period	$12.47	$11.22	$11.40	$10.56	$10.29
Number of accumulation units outstanding at end of period	36,993	15,029	20,611	9,009	7,576

CFI 182

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.25	$9.10	$9.27		
Value at end of period	$6.92	$6.25	$9.10		
Number of accumulation units outstanding at end of period	3,070	0	601		
ING PIONEER FUND PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.21	$11.21	$11.41		
Value at end of period	$8.83	$7.21	$11.21		
Number of accumulation units outstanding at end of period	5	0	1,165		
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$7.66	$11.02	$11.21		
Value at end of period	$12.59	$7.66	$11.02		
Number of accumulation units outstanding at end of period	1,780	1,393	178		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$7.29	$11.05	$11.20		
Value at end of period	$8.98	$7.29	$11.05		
Number of accumulation units outstanding at end of period	1,482	449	1,299		
ING REAL ESTATE FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$9.91	$15.49	$18.81	$15.50	
Value at end of period	$12.67	$9.91	$15.49	$18.81	
Number of accumulation units outstanding at end of period	4,687	3,493	1,593	35	
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$10.70				
Value at end of period	$12.52				
Number of accumulation units outstanding at end of period	34				
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$7.66				
Value at end of period	$8.09				
Number of accumulation units outstanding at end of period	725				
ING SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$9.80	$14.40	$14.60		
Value at end of period	$12.33	$9.80	$14.40		
Number of accumulation units outstanding at end of period	2,400	1,857	1,660		
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$8.60	$11.94	$11.61	$10.65	
Value at end of period	$10.36	$8.60	$11.94	$11.61	
Number of accumulation units outstanding at end of period	40,876	1,855	7,822	2,296	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$8.08	$12.40	$12.05	$10.88	
Value at end of period	$9.99	$8.08	$12.40	$12.05	
Number of accumulation units outstanding at end of period	49,103	13,242	5,865	526	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$7.96	$12.84	$12.40	$11.01	
Value at end of period	$10.05	$7.96	$12.84	$12.40	
Number of accumulation units outstanding at end of period	44,491	9,501	7,635	1,255	
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$7.86	$13.26	$12.74	$11.25	
Value at end of period	$10.03	$7.86	$13.26	$12.74	
Number of accumulation units outstanding at end of period	23,541	3,420	8,048	2,895	
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$9.21	$11.24	$10.86	$10.68	
Value at end of period	$10.63	$9.21	$11.24	$10.86	
Number of accumulation units outstanding at end of period	799	568	351	8	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.98	$11.93	$11.45	$10.72	$10.66
Value at end of period	$10.43	$8.98	$11.93	$11.45	$10.72
Number of accumulation units outstanding at end of period	23,985	5,749	4,233	1,694	1,480
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.23	$13.07	$12.64	$11.33	$11.13
Value at end of period	$10.16	$8.23	$13.07	$12.64	$11.33
Number of accumulation units outstanding at end of period	40,575	4,983	8,964	5,632	4,525
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.58	$12.53	$12.06	$11.01	$10.89
Value at end of period	$10.30	$8.58	$12.53	$12.06	$11.01
Number of accumulation units outstanding at end of period	18,510	3,690	8,017	6,388	6,911
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$9.07	$12.69	$12.90		
Value at end of period	$11.91	$9.07	$12.69		
Number of accumulation units outstanding at end of period	5,905	892	532		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$6.65	$11.86	$11.32		
Value at end of period	$9.61	$6.65	$11.86		
Number of accumulation units outstanding at end of period	4,375	3,353	3,208		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.62	$13.60	$13.39	$11.41	$10.89
Value at end of period	$10.62	$8.62	$13.60	$13.39	$11.41
Number of accumulation units outstanding at end of period	26,325	7,769	18,935	13,085	11,174
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$7.63	$13.41	$12.40	$10.83	
Value at end of period	$10.73	$7.63	$13.41	$12.40	
Number of accumulation units outstanding at end of period	16	0	1,327	1,141	

CFI 184

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.92	$16.68	$16.96		
Value at end of period	$12.96	$9.92	$16.68		
Number of accumulation units outstanding at end of period	3,277	31	13		
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$7.90	$12.60	$13.07	$11.77	
Value at end of period	$10.02	$7.90	$12.60	$13.07	
Number of accumulation units outstanding at end of period	8,633	3,542	4,060	508	
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.29	$13.90	$14.05	$12.70	$11.57
Value at end of period	$10.34	$8.29	$13.90	$14.05	$12.70
Number of accumulation units outstanding at end of period	12,173	31	10,196	9,120	7,994
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$11.46	$16.88	$15.53	$15.84	
Value at end of period	$14.65	$11.46	$16.88	$15.53	
Number of accumulation units outstanding at end of period	4,694	7,891	6,650	105	
MUTUAL GLOBAL DISCOVERY FUND					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$12.48	$17.31	$17.21		
Value at end of period	$14.86	$12.48	$17.31		
Number of accumulation units outstanding at end of period	2,862	1,521	1,357		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$8.31				
Value at end of period	$8.71				
Number of accumulation units outstanding at end of period	41				
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$9.94	$16.27	$15.92		
Value at end of period	$13.45	$9.94	$16.27		
Number of accumulation units outstanding at end of period	1,952	242	0		
OPCAP MID CAP PORTFOLIO					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$7.38				
Value at end of period	$7.66				
Number of accumulation units outstanding at end of period	34				
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$6.69	$12.56	$11.79		
Value at end of period	$9.46	$6.69	$12.56		
Number of accumulation units outstanding at end of period	5,248	4,562	2,117		
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$14.97	$29.26	$22.20	$19.82	
Value at end of period	$26.79	$14.97	$29.26	$22.20	
Number of accumulation units outstanding at end of period	10,922	2,042	953	0	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during June 2007)					
Value at beginning of period			$15.85		
Value at end of period			$15.42		
Number of accumulation units outstanding at end of period			0		
PAX WORLD BALANCED FUND					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$9.17	$13.45	$13.01		
Value at end of period	$10.96	$9.17	$13.45		
Number of accumulation units outstanding at end of period	174	715	4		
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$10.42				
Value at end of period	$11.87				
Number of accumulation units outstanding at end of period	5,691				
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during November 2009)					
Value at beginning of period	$8.81				
Value at end of period	$8.96				
Number of accumulation units outstanding at end of period	206				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$7.44	$12.00	$11.40	$10.47	$9.93
Value at end of period	$11.87	$7.44	$12.00	$11.40	$10.47
Number of accumulation units outstanding at end of period	7,241	5,641	1,938	56	43
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$9.16	$9.43			
Value at end of period	$13.19	$9.16			
Number of accumulation units outstanding at end of period	0	312			
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.96	$16.89	$14.63	$12.39	$12.21
Value at end of period	$13.21	$8.96	$16.89	$14.63	$12.39
Number of accumulation units outstanding at end of period	7,686	3,135	7,694	8,059	7,673
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$8.62	$14.39	$13.19	$12.08	$10.42
Value at end of period	$11.41	$8.62	$14.39	$13.19	$12.08
Number of accumulation units outstanding at end of period	57,222	27,135	45,965	25,196	14,688
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$9.40	$13.46	$13.20	$11.16	$10.77
Value at end of period	$11.51	$9.40	$13.46	$13.20	$11.16
Number of accumulation units outstanding at end of period	1,336	1,157	195	5,132	26
VANGUARD® DIVERSIFIED VALUE PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$9.01	$14.38	$15.42		
Value at end of period	$11.21	$9.01	$14.38		
Number of accumulation units outstanding at end of period	0	1,275	819		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$9.38	$13.84	$14.22		
Value at end of period	$10.74	$9.38	$13.84		
Number of accumulation units outstanding at end of period	0	1,468	972		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$7.57	$12.75	$13.61		
Value at end of period	$10.34	$7.57	$12.75		
Number of accumulation units outstanding at end of period	0	3,269	2,565		
WANGER INTERNATIONAL					
(Funds were first received in this option during November 2009)					
Value at beginning of period	$8.16				
Value at end of period	$8.26				
Number of accumulation units outstanding at end of period	982				
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.47	$12.88	$12.60	$10.86	$10.38
Value at end of period	$9.91	$8.47	$12.88	$12.60	$10.86
Number of accumulation units outstanding at end of period	3,232	7,889	7,814	4,106	15

TABLE 27
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$24.46	$34.69	$31.63	$30.81	$29.56	
Value at end of period	$30.70	$24.46	$34.69	$31.63	$30.81	
Number of accumulation units outstanding at end of period	78	102	2	0	1,020	
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$9.37					
Value at end of period	$12.60					
Number of accumulation units outstanding at end of period	805					
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$10.56					
Value at end of period	$13.92					
Number of accumulation units outstanding at end of period	371					
AMERICAN BALANCED FUND®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.96	$12.26	$11.71	$10.66	$10.51	$9.74
Value at end of period	$10.66	$8.96	$12.26	$11.71	$10.66	$10.51
Number of accumulation units outstanding at end of period	4,337	593	1,112	3,751	5,382	8,691

CFI 187

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ARIEL APPRECIATION FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$6.75	$11.59	$11.96	$11.68		
Value at end of period	$10.80	$6.75	$11.59	$11.96		
Number of accumulation units outstanding at end of period	1,588	1,346	35	4		
ARIEL FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$6.15	$12.10	$12.53	$12.20		
Value at end of period	$9.88	$6.15	$12.10	$12.53		
Number of accumulation units outstanding at end of period	1,592	1,638	67	38		
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$5.03					
Value at end of period	$7.90					
Number of accumulation units outstanding at end of period	36					
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$11.18	$19.13	$16.36	$13.66	$11.47	$9.53
Value at end of period	$15.29	$11.18	$19.13	$16.36	$13.66	$11.47
Number of accumulation units outstanding at end of period	10,688	4,073	6,091	7,371	137	3,558
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.30	$16.47	$14.26	$13.00	$11.32	$9.95
Value at end of period	$12.39	$9.30	$16.47	$14.26	$13.00	$11.32
Number of accumulation units outstanding at end of period	24,145	9,538	6,053	8,352	4,654	7,982
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$7.46	$13.25	$13.29	$12.92		
Value at end of period	$9.55	$7.46	$13.25	$13.29		
Number of accumulation units outstanding at end of period	3,394	2,702	437	109		
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period				$10.17	$9.54	
Value at end of period				$10.67	$10.17	
Number of accumulation units outstanding at end of period				0	4,145	
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$9.46	$15.06				
Value at end of period	$12.02	$9.46				
Number of accumulation units outstanding at end of period	541	440				
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period		$13.72	$12.48	$11.80	$10.84	$9.31
Value at end of period		$7.76	$13.72	$12.48	$11.80	$10.84
Number of accumulation units outstanding at end of period		0	19	27	38	6,030
FUNDAMENTAL INVESTORS℠						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$5.73					
Value at end of period	$7.97					
Number of accumulation units outstanding at end of period	871					

CFI 188

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period			$14.09	$12.37	$11.64	$9.95
Value at end of period			$13.49	$14.09	$12.37	$11.64
Number of accumulation units outstanding at end of period			0	7	18	4,406
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.29	$10.82	$10.55			
Value at end of period	$8.33	$6.29	$10.82			
Number of accumulation units outstanding at end of period	3,232	3,102	31			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.83	$15.24	$14.57	$12.82	$12.11	$9.97
Value at end of period	$11.77	$8.83	$15.24	$14.57	$12.82	$12.11
Number of accumulation units outstanding at end of period	549	31	5	8	17	3,653
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.64	$11.23				
Value at end of period	$11.49	$7.64				
Number of accumulation units outstanding at end of period	1,587	36				
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$7.33	$12.23	$11.91	$11.53		
Value at end of period	$9.51	$7.33	$12.23	$11.91		
Number of accumulation units outstanding at end of period	3,277	829	389	181		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$9.35					
Value at end of period	$11.15					
Number of accumulation units outstanding at end of period	356					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$8.80	$13.43				
Value at end of period	$12.07	$8.80				
Number of accumulation units outstanding at end of period	2,030	1,813				
ING GNMA INCOME FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$11.54	$10.96	$10.50	$10.21	$10.10	$9.78
Value at end of period	$11.95	$11.54	$10.96	$10.50	$10.21	$10.10
Number of accumulation units outstanding at end of period	10,589	2,294	4,164	8,204	1,094	2,893
ING GROWTH AND INCOME FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$10.46					
Value at end of period	$13.51					
Number of accumulation units outstanding at end of period	498					
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$11.24					
Value at end of period	$12.35					
Number of accumulation units outstanding at end of period	29					

CFI 189

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$7.92	$12.84	$12.45	$11.06	$10.69	$9.67
Value at end of period	$9.58	$7.92	$12.84	$12.45	$11.06	$10.69
Number of accumulation units outstanding at end of period	68	10	18	18	1,310	3,243
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.37	$13.65	$13.17	$12.25	$11.23	$10.02
Value at end of period	$10.83	$8.37	$13.65	$13.17	$12.25	$11.23
Number of accumulation units outstanding at end of period	7,241	985	1,949	6,555	1,059	2,364
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$8.30	$11.60		$12.36	$11.69	$11.70
Value at end of period	$10.18	$8.30		$13.81	$12.36	$11.69
Number of accumulation units outstanding at end of period	280	146		0	1,775	31
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$9.79	$11.03	$10.58	$10.34	$10.20	$10.18
Value at end of period	$10.89	$9.79	$11.03	$10.58	$10.34	$10.20
Number of accumulation units outstanding at end of period	312	1,811	726	317	0	155
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.91	$11.02	$10.58	$10.35	$10.21	$9.73
Value at end of period	$10.87	$9.91	$11.02	$10.58	$10.35	$10.21
Number of accumulation units outstanding at end of period	10,569	1,701	2,330	9,385	2,478	2,018
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$9.19	$16.31				
Value at end of period	$13.17	$9.19				
Number of accumulation units outstanding at end of period	746	651				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$7.20					
Value at end of period	$12.65					
Number of accumulation units outstanding at end of period	702					
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$9.53	$12.19				
Value at end of period	$11.81	$9.53				
Number of accumulation units outstanding at end of period	82	12				
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period		$11.09	$11.17			
Value at end of period		$6.94	$11.09			
Number of accumulation units outstanding at end of period		0	12			
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$7.29					
Value at end of period	$9.87					
Number of accumulation units outstanding at end of period	3,023					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$8.30					
Value at end of period	$12.14					
Number of accumulation units outstanding at end of period	324					
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.31	$14.15	$13.50	$11.63	$10.03	
Value at end of period	$11.40	$8.31	$14.15	$13.50	$11.63	
Number of accumulation units outstanding at end of period	8,897	1,466	1,937	6,906	4,118	
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$11.20	$11.38	$10.55	$10.28	$10.22	$9.78
Value at end of period	$12.43	$11.20	$11.38	$10.55	$10.28	$10.22
Number of accumulation units outstanding at end of period	4,782	2,654	181	44	57	8,365
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$7.65	$8.05				
Value at end of period	$12.57	$7.65				
Number of accumulation units outstanding at end of period	6,845	6,817				
ING PIONEER MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$6.76					
Value at end of period	$8.93					
Number of accumulation units outstanding at end of period	799					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.28	$11.04	$11.19			
Value at end of period	$8.97	$7.28	$11.04			
Number of accumulation units outstanding at end of period	0	725	174			
ING REAL ESTATE FUND						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$9.89	$15.46	$18.78	$14.00	$12.83	
Value at end of period	$12.64	$9.89	$15.46	$18.78	$14.00	
Number of accumulation units outstanding at end of period	728	3,067	219	110	1,402	
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$9.77	$14.38	$13.77	$13.62		
Value at end of period	$12.29	$9.77	$14.38	$13.77		
Number of accumulation units outstanding at end of period	3,391	3,718	36	4		
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$8.58	$11.93	$11.60	$11.35		
Value at end of period	$10.33	$8.58	$11.93	$11.60		
Number of accumulation units outstanding at end of period	11,741	38,616	4,068	1,812		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$8.06	$12.38	$12.04	$11.77		
Value at end of period	$9.97	$8.06	$12.38	$12.04		
Number of accumulation units outstanding at end of period	16,849	16,979	6,114	3,805		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$7.94	$12.83	$12.39	$12.06		
Value at end of period	$10.03	$7.94	$12.83	$12.39		
Number of accumulation units outstanding at end of period	21,435	18,715	8,834	4,217		
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$7.84	$13.24	$12.73	$12.39		
Value at end of period	$10.00	$7.84	$13.24	$12.73		
Number of accumulation units outstanding at end of period	13,705	16,423	2,868	786		
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$9.19	$11.22	$10.85	$10.75		
Value at end of period	$10.61	$9.19	$11.22	$10.85		
Number of accumulation units outstanding at end of period	1,217	1,361	168	69		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.96	$11.91	$11.43	$10.71	$10.48	$9.67
Value at end of period	$10.40	$8.96	$11.91	$11.43	$10.71	$10.48
Number of accumulation units outstanding at end of period	970	526	471	86	977	1,571
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.21	$13.05	$12.62	$11.32	$10.83	$9.57
Value at end of period	$10.13	$8.21	$13.05	$12.62	$11.32	$10.83
Number of accumulation units outstanding at end of period	24	304	1,034	29	6,478	4,156
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.56	$12.50	$12.04	$11.00	$10.67	$9.63
Value at end of period	$10.27	$8.56	$12.50	$12.04	$11.00	$10.67
Number of accumulation units outstanding at end of period	1,464	928	2,267	21	1,619	7,269
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$9.05	$12.68	$12.33	$12.01		
Value at end of period	$11.88	$9.05	$12.68	$12.33		
Number of accumulation units outstanding at end of period	0	281	46	8		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (I CLASS)						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$6.64	$11.84	$10.59	$10.34		
Value at end of period	$9.59	$6.64	$11.84	$10.59		
Number of accumulation units outstanding at end of period	0	797	245	78		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.60	$13.57	$13.37	$11.40	$11.13	$9.78
Value at end of period	$10.59	$8.60	$13.57	$13.37	$11.40	$11.13
Number of accumulation units outstanding at end of period	450	0	51	52	111	10,078
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$7.43	$7.32				
Value at end of period	$9.66	$7.43				
Number of accumulation units outstanding at end of period	96	116				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$6.64	$6.79				
Value at end of period	$8.66	$6.64				
Number of accumulation units outstanding at end of period	311	194				
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.88	$10.81				
Value at end of period	$9.99	$7.88				
Number of accumulation units outstanding at end of period	773	727				
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period			$14.03	$12.68	$11.91	$9.95
Value at end of period			$13.88	$14.03	$12.68	$11.91
Number of accumulation units outstanding at end of period			0	7	18	6,302
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$11.43	$16.85	$15.50	$13.08	$11.74	$9.99
Value at end of period	$14.60	$11.43	$16.85	$15.50	$13.08	$11.74
Number of accumulation units outstanding at end of period	9,951	3,042	4,529	5,553	152	2,551
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$12.45	$17.27	$15.81	$15.11		
Value at end of period	$14.82	$12.45	$17.27	$15.81		
Number of accumulation units outstanding at end of period	0	662	408	113		
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$9.30					
Value at end of period	$13.41					
Number of accumulation units outstanding at end of period	36					
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$14.93	$29.20	$25.64			
Value at end of period	$26.71	$14.93	$29.20			
Number of accumulation units outstanding at end of period	1,897	1,864	41			
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$10.17	$9.87				
Value at end of period	$11.84	$10.17				
Number of accumulation units outstanding at end of period	87	14				
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.42	$11.40		$10.46	$10.36	
Value at end of period	$11.84	$7.42		$11.38	$10.46	
Number of accumulation units outstanding at end of period	459	437		0	1,514	
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.40		$14.61	$12.38	$11.37	$9.40
Value at end of period	$13.18		$16.85	$14.61	$12.38	$11.37
Number of accumulation units outstanding at end of period	1,025		0	11	27	6,356

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.60	$14.36	$13.17	$12.07	$10.75	$9.73
Value at end of period	$11.38	$8.60	$14.36	$13.17	$12.07	$10.75
Number of accumulation units outstanding at end of period	12,465	4,708	3,016	8,191	374	14,356
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$9.38	$13.43	$13.89			
Value at end of period	$11.48	$9.38	$13.43			
Number of accumulation units outstanding at end of period	755	207	34			
VANGUARD® DIVERSIFIED VALUE PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$9.14		$14.09	$12.15		
Value at end of period	$11.18		$14.36	$14.09		
Number of accumulation units outstanding at end of period	1,114		0	270		
VANGUARD® EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$8.95		$13.48	$11.65		
Value at end of period	$10.71		$13.81	$13.48		
Number of accumulation units outstanding at end of period	988		0	499		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$8.53		$12.51	$11.34		
Value at end of period	$10.31		$12.72	$12.51		
Number of accumulation units outstanding at end of period	2,711		0	1,323		
WASHINGTON MUTUAL INVESTORS FUND^{SM}						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.45	$12.85	$12.58	$10.85	$10.66	$9.95
Value at end of period	$9.88	$8.45	$12.85	$12.58	$10.85	$10.66
Number of accumulation units outstanding at end of period	21,045	12,695	5,316	5,972	1,849	3,829

TABLE 28
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$24.42	$34.65	$31.61	$31.78		
Value at end of period	$30.63	$24.42	$34.65	$31.61		
Number of accumulation units outstanding at end of period	595	261	352	264		
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$9.81	$13.74	$12.70	$11.62	$10.99	$10.74
Value at end of period	$12.57	$9.81	$13.74	$12.70	$11.62	$10.99
Number of accumulation units outstanding at end of period	59	31	1,332	0	449	79

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during January 2006)						
Value at beginning of period		$13.01	$12.54	$11.18		
Value at end of period		$7.58	$13.01	$12.54		
Number of accumulation units outstanding at end of period		0	119	45		
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$11.84					
Value at end of period	$13.88					
Number of accumulation units outstanding at end of period	14					
AMERICAN BALANCED FUND®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.94	$12.24	$11.69	$10.65	$10.50	$9.94
Value at end of period	$10.63	$8.94	$12.24	$11.69	$10.65	$10.50
Number of accumulation units outstanding at end of period	68	0	2,660	2,645	3,598	11
ARIEL APPRECIATION FUND						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$6.73	$11.57	$11.94	$11.21		
Value at end of period	$10.77	$6.73	$11.57	$11.94		
Number of accumulation units outstanding at end of period	0	80	251	2,270		
ARIEL FUND						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$6.14	$12.07	$12.51	$11.87		
Value at end of period	$9.85	$6.14	$12.07	$12.51		
Number of accumulation units outstanding at end of period	2,586	1,078	1,037	745		
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$11.15	$19.09	$16.33	$13.65	$12.79	
Value at end of period	$15.25	$11.15	$19.09	$16.33	$13.65	
Number of accumulation units outstanding at end of period	4,507	1,890	1,429	2,700	2,997	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.28	$16.44	$14.24	$12.99	$11.31	$10.96
Value at end of period	$12.36	$9.28	$16.44	$14.24	$12.99	$11.31
Number of accumulation units outstanding at end of period	9,352	6,548	9,677	12,841	16,687	108
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$7.45	$13.23	$13.27	$11.25	$10.29	
Value at end of period	$9.52	$7.45	$13.23	$13.27	$11.25	
Number of accumulation units outstanding at end of period	1,997	1,934	1,403	3,213	33	
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.89	$13.28	$13.12			
Value at end of period	$8.67	$6.89	$13.28			
Number of accumulation units outstanding at end of period	145	90	1			
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.43	$14.32	$14.91	$12.96	$12.11	$10.96
Value at end of period	$11.99	$9.43	$14.32	$14.91	$12.96	$12.11
Number of accumulation units outstanding at end of period	1,964	0	1,852	1,402	186	42

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
FRANKLIN SMALL–MID CAP GROWTH FUND						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$7.74	$7.38				
Value at end of period	$10.90	$7.74				
Number of accumulation units outstanding at end of period	11	98				
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$8.89					
Value at end of period	$13.03					
Number of accumulation units outstanding at end of period	592					
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$6.28	$10.81	$10.54			
Value at end of period	$8.32	$6.28	$10.81			
Number of accumulation units outstanding at end of period	3	3	317			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.81	$15.21	$14.55	$12.81	$12.10	$10.66
Value at end of period	$11.74	$8.81	$15.21	$14.55	$12.81	$12.10
Number of accumulation units outstanding at end of period	4,805	2,982	2,186	17	204	20
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$7.62	$12.86	$10.99	$11.11		
Value at end of period	$11.45	$7.62	$12.86	$10.99		
Number of accumulation units outstanding at end of period	3	3	109	134		
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$4.96					
Value at end of period	$8.06					
Number of accumulation units outstanding at end of period	362					
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$6.69					
Value at end of period	$9.48					
Number of accumulation units outstanding at end of period	956					
ING FMR(SM) DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$8.78	$14.66	$13.00	$12.41		
Value at end of period	$12.04	$8.78	$14.66	$13.00		
Number of accumulation units outstanding at end of period	789	650	976	2,052		
ING GNMA INCOME FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$11.52	$10.94	$10.49	$10.20	$10.10	$10.14
Value at end of period	$11.92	$11.52	$10.94	$10.49	$10.20	$10.10
Number of accumulation units outstanding at end of period	1,717	874	1,429	3,355	6,173	49
ING GROWTH AND INCOME FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$10.46					
Value at end of period	$13.51					
Number of accumulation units outstanding at end of period	324					

CFI 196

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$7.90	$12.82	$12.43	$11.05	$10.62	
Value at end of period	$9.56	$7.90	$12.82	$12.43	$11.05	
Number of accumulation units outstanding at end of period	662	411	1,110	348	5,467	
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.35	$13.62	$13.15	$12.24	$11.22	$10.08
Value at end of period	$10.79	$8.35	$13.62	$13.15	$12.24	$11.22
Number of accumulation units outstanding at end of period	1,461	912	1,429	2,418	6,718	32
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$8.28	$12.70	$13.79	$12.34	$11.68	$10.47
Value at end of period	$10.15	$8.28	$12.70	$13.79	$12.34	$11.68
Number of accumulation units outstanding at end of period	1,571	1,032	1,500	728	159	25
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$8.25					
Value at end of period	$9.06					
Number of accumulation units outstanding at end of period	97					
ING INDEX SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.69					
Number of accumulation units outstanding at end of period	1					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during January 2006)						
Value at beginning of period		$11.01	$10.56	$10.34		
Value at end of period		$9.76	$11.01	$10.56		
Number of accumulation units outstanding at end of period		0	64	60		
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$9.89	$11.00	$10.56	$10.34	$10.29	
Value at end of period	$10.83	$9.89	$11.00	$10.56	$10.34	
Number of accumulation units outstanding at end of period	1,688	1,515	2,534	2,826	5,141	
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$9.16	$19.30	$17.77	$16.23		
Value at end of period	$13.14	$9.16	$19.30	$17.77		
Number of accumulation units outstanding at end of period	83	28	1,279	1,879		
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during July 2006)						
Value at beginning of period	$9.96	$17.65	$15.79	$13.20		
Value at end of period	$12.48	$9.96	$17.65	$15.79		
Number of accumulation units outstanding at end of period	708	468	411	38		
ING JANUS CONTRARIAN PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$5.98					
Value at end of period	$7.15					
Number of accumulation units outstanding at end of period	35					

CFI 197

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$6.95					
Value at end of period	$12.63					
Number of accumulation units outstanding at end of period	229					
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$9.50	$14.40	$15.12			
Value at end of period	$11.77	$9.50	$14.40			
Number of accumulation units outstanding at end of period	116	0	116			
ING LORD ABBETT AFFILIATED PORTFOLIO (S CLASS)						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$7.06					
Value at end of period	$8.06					
Number of accumulation units outstanding at end of period	112					
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$6.93	$11.08	$11.16			
Value at end of period	$8.11	$6.93	$11.08			
Number of accumulation units outstanding at end of period	4,221	2,717	5,478			
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$9.42	$12.31	$12.12			
Value at end of period	$10.93	$9.42	$12.31			
Number of accumulation units outstanding at end of period	2,852	2,358	1,698			
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.29	$14.13	$13.49	$11.63	$11.14	
Value at end of period	$11.38	$8.29	$14.13	$13.49	$11.63	
Number of accumulation units outstanding at end of period	5,600	3,995	5,347	4,102	4,431	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$8.41					
Value at end of period	$10.25					
Number of accumulation units outstanding at end of period	2,148					
ING OPPORTUNISTIC LARGECAP PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period		$13.02	$12.84	$11.68		
Value at end of period		$8.25	$13.02	$12.84		
Number of accumulation units outstanding at end of period		0	20	9		
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$11.17	$11.35	$10.53	$10.27	$10.21	$10.20
Value at end of period	$12.40	$11.17	$11.35	$10.53	$10.27	$10.21
Number of accumulation units outstanding at end of period	2,883	1,996	6,658	6,874	1,112	194
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$5.78	$9.08	$9.26			
Value at end of period	$6.90	$6.24	$9.08			
Number of accumulation units outstanding at end of period	120	0	277			

CFI 198

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIONEER MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$6.75					
Value at end of period	$8.91					
Number of accumulation units outstanding at end of period	2,116					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$7.27	$11.03	$11.18			
Value at end of period	$8.95	$7.27	$11.03			
Number of accumulation units outstanding at end of period	1,726	1,809	1,430			
ING REAL ESTATE FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$9.86	$15.43	$18.76	$13.99	$12.65	$11.21
Value at end of period	$12.60	$9.86	$15.43	$18.76	$13.99	$12.65
Number of accumulation units outstanding at end of period	391	129	2,101	1,042	413	78
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$9.75	$8.84				
Value at end of period	$12.26	$9.75				
Number of accumulation units outstanding at end of period	181	53				
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$8.56	$11.91	$11.89			
Value at end of period	$10.31	$8.56	$11.91			
Number of accumulation units outstanding at end of period	11,261	7,550	68			
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$8.05	$12.36	$12.97			
Value at end of period	$9.94	$8.05	$12.36			
Number of accumulation units outstanding at end of period	21,650	7,137	6,827			
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$7.93	$12.81	$12.37	$11.38		
Value at end of period	$10.00	$7.93	$12.81	$12.37		
Number of accumulation units outstanding at end of period	16,196	5,966	3,518	578		
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$7.83	$13.23	$12.72	$11.65		
Value at end of period	$9.98	$7.83	$13.23	$12.72		
Number of accumulation units outstanding at end of period	7,776	4,836	1,786	193		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.94	$11.88	$11.41	$10.70	$10.64	
Value at end of period	$10.37	$8.94	$11.88	$11.41	$10.70	
Number of accumulation units outstanding at end of period	0	39	2,194	2,337	16	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.19	$13.02	$12.60	$11.31	$11.11	
Value at end of period	$10.10	$8.19	$13.02	$12.60	$11.31	
Number of accumulation units outstanding at end of period	244	197	741	1,408	15	

CFI 199

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.54	$12.48	$12.02	$10.99	$10.88	
Value at end of period	$10.24	$8.54	$12.48	$12.02	$10.99	
Number of accumulation units outstanding at end of period	251	292	1,453	3,011	34	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$9.04	$12.66	$12.32	$11.18		
Value at end of period	$11.85	$9.04	$12.66	$12.32		
Number of accumulation units outstanding at end of period	2,367	1,771	1,636	691		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.58	$13.55	$13.35	$11.39	$11.13	$10.17
Value at end of period	$10.56	$8.58	$13.55	$13.35	$11.39	$11.13
Number of accumulation units outstanding at end of period	3,444	1,143	2,710	257	837	122
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$7.59	$13.36	$12.36	$11.41		
Value at end of period	$10.67	$7.59	$13.36	$12.36		
Number of accumulation units outstanding at end of period	3,030	1,855	1,039	234		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$9.80					
Value at end of period	$9.64					
Number of accumulation units outstanding at end of period	74					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period		$16.65	$16.93			
Value at end of period		$9.89	$16.65			
Number of accumulation units outstanding at end of period		0	29			
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$7.04					
Value at end of period	$9.96					
Number of accumulation units outstanding at end of period	1,009					
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$8.25	$13.85	$14.01	$12.67	$12.45	
Value at end of period	$10.28	$8.25	$13.85	$14.01	$12.67	
Number of accumulation units outstanding at end of period	1,357	1,207	2,653	1,300	4,801	
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$11.40	$16.81	$15.48	$13.07	$12.55	
Value at end of period	$14.56	$11.40	$16.81	$15.48	$13.07	
Number of accumulation units outstanding at end of period	1,154	1,014	615	3,488	6,659	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period		$17.24	$15.79	$13.23		
Value at end of period		$12.42	$17.24	$15.79		
Number of accumulation units outstanding at end of period		0	88	34		

CFI 200

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$9.89	$16.21	$14.27			
Value at end of period	$13.37	$9.89	$16.21			
Number of accumulation units outstanding at end of period	1,688	1,392	766			
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$14.90	$29.14	$22.14	$17.98	$12.94	$10.90
Value at end of period	$26.63	$14.90	$29.14	$22.14	$17.98	$12.94
Number of accumulation units outstanding at end of period	931	735	1,259	2,826	5,154	64
PAX WORLD BALANCED FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$9.13	$13.39	$12.44	$11.43	$11.02	$10.17
Value at end of period	$10.89	$9.13	$13.39	$12.44	$11.43	$11.02
Number of accumulation units outstanding at end of period	70	3	555	0	72	13
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$7.41	$11.95	$11.36	$10.45	$10.38	$10.09
Value at end of period	$11.80	$7.41	$11.95	$11.36	$10.45	$10.38
Number of accumulation units outstanding at end of period	1,052	621	2,625	833	837	89
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period		$14.19	$14.38	$12.20	$11.54	$10.42
Value at end of period		$9.11	$14.19	$14.38	$12.20	$11.54
Number of accumulation units outstanding at end of period		0	270	0	127	24
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.92	$16.82	$14.59	$12.36	$11.36	$10.12
Value at end of period	$13.14	$8.92	$16.82	$14.59	$12.36	$11.36
Number of accumulation units outstanding at end of period	453	0	2,635	20	820	135
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$8.58	$14.33	$13.15	$12.06	$10.74	$9.90
Value at end of period	$11.35	$8.58	$14.33	$13.15	$12.06	$10.74
Number of accumulation units outstanding at end of period	6,591	2,966	4,157	5,405	10,086	54
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$9.36	$13.41	$13.16	$11.14	$11.08	
Value at end of period	$11.44	$9.36	$13.41	$13.16	$11.14	
Number of accumulation units outstanding at end of period	1,451	1,091	4,741	3,153	3,526	
VANGUARD® DIVERSIFIED VALUE PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period				$12.09	$12.16	
Value at end of period				$14.08	$12.09	
Number of accumulation units outstanding at end of period				0	15	
VANGUARD® EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period				$11.39	$11.53	
Value at end of period				$13.47	$11.39	
Number of accumulation units outstanding at end of period				0	14	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period				$11.57	$11.66	
Value at end of period				$12.49	$11.57	
Number of accumulation units outstanding at end of period				0	6	
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$8.43	$12.83	$12.56	$10.84	$10.58	
Value at end of period	$9.85	$8.43	$12.83	$12.56	$10.84	
Number of accumulation units outstanding at end of period	5,688	2,678	2,461	4,720	6,726	

TABLE 29
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

	2009
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during June 2009)	
Value at beginning of period	$12.41
Value at end of period	$15.20
Number of accumulation units outstanding at end of period	46
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during June 2009)	
Value at beginning of period	$8.84
Value at end of period	$10.29
Number of accumulation units outstanding at end of period	83
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during June 2009)	
Value at beginning of period	$9.51
Value at end of period	$11.31
Number of accumulation units outstanding at end of period	62

TABLE 30
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.55%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during May 2006)					
Value at beginning of period			$12.67	$12.28	
Value at end of period			$13.69	$12.67	
Number of accumulation units outstanding at end of period			0	941	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
AMERICAN BALANCED FUND®					
(Funds were first received in this option during October 2005)					
Value at beginning of period			$11.66	$10.63	$10.33
Value at end of period			$12.19	$11.66	$10.63
Number of accumulation units outstanding at end of period			0	270	605
ARIEL APPRECIATION FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$6.70	$11.52	$11.91	$10.94	$10.86
Value at end of period	$10.71	$6.70	$11.52	$11.91	$10.94
Number of accumulation units outstanding at end of period	261	91	57	34	8
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.10	$19.01	$16.29	$13.62	$12.64
Value at end of period	$15.16	$11.10	$19.01	$16.29	$13.62
Number of accumulation units outstanding at end of period	1,870	1,382	764	296	893
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$9.23	$16.37	$14.20	$12.96	$12.28
Value at end of period	$12.29	$9.23	$16.37	$14.20	$12.96
Number of accumulation units outstanding at end of period	1,153	1,077	732	4,386	3,176
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$7.41	$13.18	$13.23	$11.23	$10.96
Value at end of period	$9.46	$7.41	$13.18	$13.23	$11.23
Number of accumulation units outstanding at end of period	44	27	19	1,210	6
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$9.39	$14.26	$14.87	$14.50	
Value at end of period	$11.92	$9.39	$14.26	$14.87	
Number of accumulation units outstanding at end of period	477	307	174	454	
FRANKLIN SMALL–MID CAP GROWTH FUND					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$7.70	$13.64	$12.43	$12.56	
Value at end of period	$10.84	$7.70	$13.64	$12.43	
Number of accumulation units outstanding at end of period	655	20	71	8	
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.27	$10.80	$10.59		
Value at end of period	$8.29	$6.27	$10.80		
Number of accumulation units outstanding at end of period	63	27	353		
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$8.76	$15.15	$14.50	$13.58	
Value at end of period	$11.67	$8.76	$15.15	$14.50	
Number of accumulation units outstanding at end of period	1,231	50	205	1,229	
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period		$14.62			
Value at end of period		$8.75			
Number of accumulation units outstanding at end of period		0			

CFI 203

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING GNMA INCOME FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.46	$10.89	$10.46	$10.18	$10.22
Value at end of period	$11.85	$11.46	$10.89	$10.46	$10.18
Number of accumulation units outstanding at end of period	651	333	238	1,104	3,397
ING GROWTH AND INCOME FUND					
(Funds were first received in this option during February 2009)					
Value at beginning of period	$10.46				
Value at end of period	$13.49				
Number of accumulation units outstanding at end of period	634				
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period		$12.77	$12.40	$11.45	
Value at end of period		$7.86	$12.77	$12.40	
Number of accumulation units outstanding at end of period		0	25	184	
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.31	$13.57	$13.11	$12.22	$11.61
Value at end of period	$10.73	$8.31	$13.57	$13.11	$12.22
Number of accumulation units outstanding at end of period	557	375	235	1,310	1,237
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$8.24	$12.65	$13.75	$13.24	
Value at end of period	$10.09	$8.24	$12.65	$13.75	
Number of accumulation units outstanding at end of period	522	328	169	1,556	
ING INDEX SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$8.08				
Value at end of period	$9.05				
Number of accumulation units outstanding at end of period	183				
ING INDEX SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$6.60				
Value at end of period	$7.96				
Number of accumulation units outstanding at end of period	278				
ING INTERMEDIATE BOND FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$9.72	$10.97	$10.53	$10.31	$10.40
Value at end of period	$10.79	$9.72	$10.97	$10.53	$10.31
Number of accumulation units outstanding at end of period	1,951	651	642	280	65
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period				$10.32	$10.29
Value at end of period				$10.53	$10.32
Number of accumulation units outstanding at end of period				0	765
ING INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$9.91	$17.58	$15.74	$12.35	$11.73
Value at end of period	$12.41	$9.91	$17.58	$15.74	$12.35
Number of accumulation units outstanding at end of period	199	68	47	188	7

CFI 204

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$9.46	$14.35	$14.24	$13.02	
Value at end of period	$11.70	$9.46	$14.35	$14.24	
Number of accumulation units outstanding at end of period	131	119	104	85	
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.91	$11.06	$11.14		
Value at end of period	$8.08	$6.91	$11.06		
Number of accumulation units outstanding at end of period	0	244	113		
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period			$11.99	$11.07	
Value at end of period			$12.27	$11.99	
Number of accumulation units outstanding at end of period			0	1,013	
ING MONEY MARKET PORTFOLIO					
Value at beginning of period	$10.65	$10.59			
Value at end of period	$10.47	$10.65			
Number of accumulation units outstanding at end of period	5	0			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.26	$14.09	$13.46	$11.62	$11.00
Value at end of period	$11.32	$8.26	$14.09	$13.46	$11.62
Number of accumulation units outstanding at end of period	434	417	333	2,733	1,111
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$11.11	$11.31	$10.50	$10.26	
Value at end of period	$12.33	$11.11	$11.31	$10.50	
Number of accumulation units outstanding at end of period	0	344	79	3,586	
ING PIONEER EQUITY INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$6.22	$9.07	$9.24		
Value at end of period	$6.87	$6.22	$9.07		
Number of accumulation units outstanding at end of period	89	90	57		
ING REAL ESTATE FUND					
(Funds were first received in this option during May 2006)					
Value at beginning of period			$18.70	$15.35	
Value at end of period			$15.37	$18.70	
Number of accumulation units outstanding at end of period			0	752	
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$8.53	$11.88	$11.57	$11.08	
Value at end of period	$10.26	$8.53	$11.88	$11.57	
Number of accumulation units outstanding at end of period	187	128	111	15	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$8.02	$12.33	$12.01	$11.13	
Value at end of period	$9.90	$8.02	$12.33	$12.01	
Number of accumulation units outstanding at end of period	9,989	6,643	3,721	5,086	

Condensed Financial Information (continued)

	2009	**2008**	**2007**	**2006**	**2005**
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$7.90	$12.77	$12.35	$11.45	
Value at end of period	$9.96	$7.90	$12.77	$12.35	
Number of accumulation units outstanding at end of period	2,168	1,280	1,150	973	
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$7.80	$13.19	$12.70	$11.75	
Value at end of period	$9.93	$7.80	$13.19	$12.70	
Number of accumulation units outstanding at end of period	5,224	3,795	2,885	624	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period				$10.68	$10.54
Value at end of period				$11.38	$10.68
Number of accumulation units outstanding at end of period				0	358
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period				$11.29	$10.94
Value at end of period				$12.56	$11.29
Number of accumulation units outstanding at end of period				0	1,029
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period				$10.97	$10.74
Value at end of period				$11.99	$10.97
Number of accumulation units outstanding at end of period				0	1,886
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$8.54	$13.49	$13.31	$12.12	
Value at end of period	$10.49	$8.54	$13.49	$13.31	
Number of accumulation units outstanding at end of period	959	89	90	1,578	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$7.55	$13.31	$12.33	$11.36	
Value at end of period	$10.60	$7.55	$13.31	$12.33	
Number of accumulation units outstanding at end of period	699	13	297	272	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.86	$16.62	$16.90		
Value at end of period	$12.86	$9.86	$16.62		
Number of accumulation units outstanding at end of period	21	7	128		
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$7.82	$12.51	$13.16		
Value at end of period	$9.90	$7.82	$12.51		
Number of accumulation units outstanding at end of period	38	12	229		
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.21	$13.80	$13.96	$12.65	$12.47
Value at end of period	$10.22	$8.21	$13.80	$13.96	$12.65
Number of accumulation units outstanding at end of period	245	77	48	792	7

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period			$15.44	$13.04	$12.46
Value at end of period			$16.75	$15.44	$13.04
Number of accumulation units outstanding at end of period			0	327	2,402
MUTUAL GLOBAL DISCOVERY FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$12.35	$17.17	$15.75	$13.02	$12.42
Value at end of period	$14.68	$12.35	$17.17	$15.75	$13.02
Number of accumulation units outstanding at end of period	176	65	44	27	7
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$13.15		$14.18	$12.41	
Value at end of period	$13.29		$16.15	$14.18	
Number of accumulation units outstanding at end of period	348		0	605	
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during May 2006)					
Value at beginning of period		$29.03	$22.07	$21.37	
Value at end of period		$14.82	$29.03	$22.07	
Number of accumulation units outstanding at end of period		0	22	501	
PAX WORLD BALANCED FUND					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$9.08	$13.34	$12.41	$12.02	
Value at end of period	$10.83	$9.08	$13.34	$12.41	
Number of accumulation units outstanding at end of period	0	198	38	260	
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$7.37	$11.90	$11.33	$10.43	$10.44
Value at end of period	$11.73	$7.37	$11.90	$11.33	$10.43
Number of accumulation units outstanding at end of period	2,107	651	583	1,137	8
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during May 2006)					
Value at beginning of period		$14.14	$14.34	$13.03	
Value at end of period		$9.07	$14.14	$14.34	
Number of accumulation units outstanding at end of period		0	11	235	
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$8.88	$16.75	$14.54	$13.98	
Value at end of period	$13.06	$8.88	$16.75	$14.54	
Number of accumulation units outstanding at end of period	177	264	98	1,697	
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.54	$14.27	$13.11	$12.04	$11.45
Value at end of period	$11.28	$8.54	$14.27	$13.11	$12.04
Number of accumulation units outstanding at end of period	2,303	1,487	752	1,792	1,860
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$9.31	$13.36	$13.12	$12.44	
Value at end of period	$11.37	$9.31	$13.36	$13.12	
Number of accumulation units outstanding at end of period	290	637	344	62	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$8.39	$12.78	$12.52	$10.81	$10.72
Value at end of period	$9.80	$8.39	$12.78	$12.52	$10.81
Number of accumulation units outstanding at end of period	864	307	203	1,779	4,796

TABLE 31

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.70%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.16	$14.31
Value at end of period	$12.18	$9.16
Number of accumulation units outstanding at end of period	2,779	1,695
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.32	$13.56
Value at end of period	$11.81	$9.32
Number of accumulation units outstanding at end of period	794	1,177
ING INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.25	$12.07
Value at end of period	$10.64	$8.25
Number of accumulation units outstanding at end of period	960	281
ING INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.18	$11.31
Value at end of period	$10.00	$8.18
Number of accumulation units outstanding at end of period	1,175	481
ING INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.77	$10.81
Value at end of period	$10.68	$9.77
Number of accumulation units outstanding at end of period	709	1,258
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.05	$17.63
Value at end of period	$12.94	$9.05
Number of accumulation units outstanding at end of period	733	971
ING INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.84	$15.73
Value at end of period	$12.30	$9.84
Number of accumulation units outstanding at end of period	811	225

Condensed Financial Information (continued)

	2009	2008
ING LORD ABBETT AFFILIATED PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$6.88	$9.95
Value at end of period	$8.04	$6.88
Number of accumulation units outstanding at end of period	4,647	2,842
ING OPPENHEIMER GLOBAL PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.21	$12.53
Value at end of period	$11.24	$8.21
Number of accumulation units outstanding at end of period	1,346	1,244
ING OPPORTUNISTIC LARGECAP PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.15	$11.44
Value at end of period	$9.21	$8.15
Number of accumulation units outstanding at end of period	55	35
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$11.03	$11.51
Value at end of period	$12.22	$11.03
Number of accumulation units outstanding at end of period	3,203	1,239
LORD ABBETT MID-CAP VALUE FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.15	$11.83
Value at end of period	$10.13	$8.15
Number of accumulation units outstanding at end of period	915	1,315
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.48	$13.01
Value at end of period	$11.18	$8.48
Number of accumulation units outstanding at end of period	1,089	645
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.24	$12.34
Value at end of period	$11.27	$9.24
Number of accumulation units outstanding at end of period	1,984	1,760

TABLE 32
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.75%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during June 2007)			
Value at beginning of period		$34.39	$33.14
Value at end of period		$24.16	$34.39
Number of accumulation units outstanding at end of period		0	94

Condensed Financial Information (continued)

	2009	2008	2007
ARIEL APPRECIATION FUND			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$6.63	$11.43	$12.93
Value at end of period	$10.58	$6.63	$11.43
Number of accumulation units outstanding at end of period	1,096	829	2,150
ARIEL FUND			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$6.05	$11.93	$13.78
Value at end of period	$9.68	$6.05	$11.93
Number of accumulation units outstanding at end of period	139	0	322
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$10.99	$18.87	$17.79
Value at end of period	$14.98	$10.99	$18.87
Number of accumulation units outstanding at end of period	402	344	1,578
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$9.14	$16.25	$15.18
Value at end of period	$12.14	$9.14	$16.25
Number of accumulation units outstanding at end of period	963	809	5,803
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$7.34	$13.07	$14.16
Value at end of period	$9.35	$7.34	$13.07
Number of accumulation units outstanding at end of period	1,167	971	3,346
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$9.30	$14.15	$16.24
Value at end of period	$11.78	$9.30	$14.15
Number of accumulation units outstanding at end of period	99	0	297
ING BARON ASSET PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$6.23	$10.76	$10.50
Value at end of period	$8.23	$6.23	$10.76
Number of accumulation units outstanding at end of period	15	0	3,199
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$10.37		
Value at end of period	$11.53		
Number of accumulation units outstanding at end of period	100		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$7.51	$12.71	$11.97
Value at end of period	$11.25	$7.51	$12.71
Number of accumulation units outstanding at end of period	106	0	10
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during June 2007)			
Value at beginning of period		$14.54	$14.31
Value at end of period		$8.69	$14.54
Number of accumulation units outstanding at end of period		0	1,834

CFI 210

Condensed Financial Information (continued)

	2009	2008	2007
ING INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during June 2007)			
Value at beginning of period		$12.55	$14.48
Value at end of period		$8.16	$12.55
Number of accumulation units outstanding at end of period		0	132
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$9.03	$19.07	$21.23
Value at end of period	$12.90	$9.03	$19.07
Number of accumulation units outstanding at end of period	93	0	541
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$11.01	$11.22	$10.37
Value at end of period	$12.18	$11.01	$11.22
Number of accumulation units outstanding at end of period	1,024	810	5,006
ING PIONEER MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$7.96		
Value at end of period	$8.85		
Number of accumulation units outstanding at end of period	131		
ING REAL ESTATE FUND			
(Funds were first received in this option during June 2007)			
Value at beginning of period		$15.25	$17.09
Value at end of period		$9.72	$15.25
Number of accumulation units outstanding at end of period		0	593
MUTUAL GLOBAL DISCOVERY FUND			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$13.61		
Value at end of period	$14.51		
Number of accumulation units outstanding at end of period	77		
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$14.68	$28.80	$25.34
Value at end of period	$26.16	$14.68	$28.80
Number of accumulation units outstanding at end of period	4	0	3,026
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$7.30	$11.81	$11.91
Value at end of period	$11.60	$7.30	$11.81
Number of accumulation units outstanding at end of period	105	0	380
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$8.46	$14.16	$14.08
Value at end of period	$11.15	$8.46	$14.16
Number of accumulation units outstanding at end of period	4	13	1,510
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$9.22	$13.25	$13.73
Value at end of period	$11.24	$9.22	$13.25
Number of accumulation units outstanding at end of period	4	12	110

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Account C prospectus dated April 30, 2010, as well as all current prospectuses for the funds available under the Contracts.

___ Please send an Account C Statement of Additional Information (Form No. SAI.109860-10) dated April 30, 2010.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.109860-10

| VARIABLE ANNUITY ACCOUNT C |
| OF |
| ING LIFE INSURANCE AND ANNUITY COMPANY |

Statement of Additional Information dated April 30, 2010

For
ING Map Plus NP^{SM}

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated April 30, 2010. The contract offered in connection with the prospectus is a group deferred variable annuity contract funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06095-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the daily asset charge, subaccount administrative adjustment charge (if any) and the transferred asset benefit charge (if applicable) described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2009, 2008 and 2007 amounted to $44,259,566.54, $43,901,529.15 and $44,267,199.63, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

As described in the prospectus, compensation paid to those who sell the contract can affect the daily asset charge applied. The following chart illustrates the maximum daily asset charge that may be applied under a contract depending upon the compensation option selected by the individual selling the contract, as of April 30, 2010.

Maximum Daily Asset Charge for Case Based Compensation

	First Case Year (Case Year 1 Only)	Renewal Year & Increase Deposits (All Case Years)	Takeover (Case Year 1 Only)	Asset Based (Starts Case Month 1)	Asset Based (Starts Case Month 13)	Maximum Daily Asset Charge
Option 1	1.00%	0.00%	1.00%	0.00%	0.15	1.10
Option 2	1.00%	0.00%	1.00%	0.00%	0.25	1.25
Option 3	1.00%	0.00%	1.00%	0.00%	0.30	1.30
Option 4	1.00%	0.00%	1.00%	0.00%	0.40	1.45
Option 5	1.00%	0.00%	1.00%	0.00%	0.50	1.55
Option 6	0.00%	0.00%	0.00%	0.40%	0.00	1.25
Option 7	0.00%	0.00%	0.00%	0.00%	0.00	0.75

Maximum Daily Asset Charge for Participant Based Compensation

	First Participant Year and Increases	Renewal Premium	Tax Free Exchanges/ Takeover Assets	Asset Based (Starts Participant Month 13)	Maximum Daily Asset Charge
Option 1	3.00	0.25	1.00	0.10	1.20
Option 2	2.00	0.50	2.00	0.25	1.55
Option 3	1.00	1.00	1.00	0.25	1.35

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units of the separate account subaccounts corresponding to the funds you select. The number of annuity units purchased is based on your account value and the value of each unit on the day the annuity units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.40000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

* If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account C of
ING Life Insurance and Annuity Company
Year ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2009

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
The Alger Fund II:
  Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund - Investor A
    Shares
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital World Growth & Income Fund℠, Inc.:
  Capital World Growth & Income Fund℠, Inc. - Class R-3
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors℠, Inc.:
  Fundamental Investors℠, Inc. - Class R-3
  Fundamental Investors℠, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A

ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Growth and Income Portfolio II - Service Class
  ING Index Plus International Equity Portfolio - Institutional Class
  ING Index Plus International Equity Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Adviser Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Capital Appreciation Fund - Class I
  ING International Growth Opportunities Fund - Class Q
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Adviser Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class
  ING Index Solution 2025 Portfolio - Adviser Class
  ING Index Solution 2035 Portfolio - Adviser Class
  ING Index Solution 2045 Portfolio - Adviser Class
  ING Index Solution Income Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Solution Growth and Income Portfolio - Service Class
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Adviser Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Adviser Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Series Fund, Inc.:
  ING Growth and Income Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Opportunistic Large Cap Growth Portfolio - Class I
  ING Opportunistic Large Cap Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio - Institutional Shares
The Lazard Funds, Inc.:
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Neuberger Berman Equity Funds®:
  Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer MidCap Fund/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
  Pax World Balanced Fund
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class

Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I
RiverSource® Investment Series, Inc.:
  RiverSource® Diversified Equity Income Fund - Class R-3
  RiverSource® Diversified Equity Income Fund - Class R-4
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class

Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
Van Kampen Equity Trust:
  Van Kampen Small Cap Value Fund - Class A
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. - Class R-3
  Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2009, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 8, 2010

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Assets					
Investments in mutual funds at fair value	$ 2,312	$ 31	$ 164	$ 20,643	$ 38,603
Total assets	2,312	31	164	20,643	38,603
Net assets	$ 2,312	$ 31	$ 164	$ 20,643	$ 38,603
Net assets					
Accumulation units	$ 2,312	$ 31	$ 164	$ 20,607	$ 37,977
Contracts in payout (annuitization)	-	-	-	36	626
Total net assets	$ 2,312	$ 31	$ 164	$ 20,643	$ 38,603
Total number of mutual fund shares	110,348	1,376	6,423	1,015,391	1,549,095
Cost of mutual fund shares	$ 2,080	$ 37	$ 165	$ 25,583	$ 37,019

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,064	$ 196	$ 434	$ 134	$ 1,179
Total assets	1,064	196	434	134	1,179
Net assets	$ 1,064	$ 196	$ 434	$ 134	$ 1,179
Net assets					
Accumulation units	$ 1,064	$ 196	$ 434	$ 134	$ 1,179
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,064	$ 196	$ 434	$ 134	$ 1,179
Total number of mutual fund shares	184,703	66,599	28,572	12,939	93,065
Cost of mutual fund shares	$ 987	$ 226	$ 557	$ 121	$ 997

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 563	$ 5,651	$ 10,356	$ 5,796	$ 9,060
Total assets	563	5,651	10,356	5,796	9,060
Net assets	$ 563	$ 5,651	$ 10,356	$ 5,796	$ 9,060
Net assets					
Accumulation units	$ 563	$ 5,651	$ 10,356	$ 5,796	$ 9,060
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 563	$ 5,651	$ 10,356	$ 5,796	$ 9,060
Total number of mutual fund shares	24,285	264,909	360,946	358,859	787,856
Cost of mutual fund shares	$ 608	$ 5,132	$ 9,579	$ 6,153	$ 9,007

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	American Century Income & Growth Fund - A Class		Ariel Appreciation Fund		Ariel Fund		Artisan International Fund - Investor Shares		BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	
Assets										
Investments in mutual funds										
at fair value	$	4,656	$	622	$	1,271	$	1,829	$	263
Total assets		4,656		622		1,271		1,829		263
Net assets	$	4,656	$	622	$	1,271	$	1,829	$	263
Net assets										
Accumulation units	$	4,656	$	622	$	1,271	$	1,829	$	263
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	4,656	$	622	$	1,271	$	1,829	$	263
Total number of mutual fund shares		218,377		17,547		32,964		88,523		19,881
Cost of mutual fund shares	$	6,103	$	592	$	1,143	$	1,572	$	247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	The Bond Fund of America[SM], Inc. - Class R-4	Calvert Social Balanced Portfolio	Capital World Growth & Income Fund[SM], Inc. - Class R-3	Columbia[SM] Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 5,982	$ 42,394	$ 14	$ 2,451	$ 2,961
Total assets	5,982	42,394	14	2,451	2,961
Net assets	$ 5,982	$ 42,394	$ 14	$ 2,451	$ 2,961
Net assets					
Accumulation units	$ 5,982	$ 42,279	$ 14	$ 2,451	$ 2,961
Contracts in payout (annuitization)	-	115	-	-	-
Total net assets	$ 5,982	$ 42,394	$ 14	$ 2,451	$ 2,961
Total number of mutual fund shares	506,960	27,654,180	427	99,303	267,507
Cost of mutual fund shares	$ 5,654	$ 48,898	$ 14	$ 2,068	$ 2,298

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 1,314	$ 70	$ 247	$ 13	$ 11,577
Total assets	1,314	70	247	13	11,577
Net assets	$ 1,314	$ 70	$ 247	$ 13	$ 11,577
Net assets					
Accumulation units	$ 1,314	$ 70	$ 247	$ 13	$ 11,577
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,314	$ 70	$ 247	$ 13	$ 11,577
Total number of mutual fund shares	118,627	2,932	1,974	804	307,248
Cost of mutual fund shares	$ 1,069	$ 66	$ 270	$ 13	$ 12,778

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 247,037	$ 82,713	$ 263,715	$ 190,848	$ 9,003
Total assets	247,037	82,713	263,715	190,848	9,003
Net assets	$ 247,037	$ 82,713	$ 263,715	$ 190,848	$ 9,003
Net assets					
Accumulation units	$ 247,037	$ 82,713	$ 260,811	$ 190,393	$ 8,935
Contracts in payout (annuitization)	-	-	2,904	455	68
Total net assets	$ 247,037	$ 82,713	$ 263,715	$ 190,848	$ 9,003
Total number of mutual fund shares	6,549,234	4,649,393	15,687,998	6,353,145	1,701,899
Cost of mutual fund shares	$ 272,153	$ 111,366	$ 349,312	$ 207,576	$ 9,085

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class		Fidelity® VIP Contrafund® Portfolio - Initial Class		Fidelity® VIP Index 500 Portfolio - Initial Class		Fidelity® VIP Mid Cap Portfolio - Initial Class		Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	35,651	$	970,509	$	95,244	$	13,948	$	20,099
Total assets		35,651		970,509		95,244		13,948		20,099
Net assets	$	35,651	$	970,509	$	95,244	$	13,948	$	20,099
Net assets										
Accumulation units	$	35,651	$	962,306	$	95,244	$	13,948	$	20,099
Contracts in payout (annuitization)		-		8,203		-		-		-
Total net assets	$	35,651	$	970,509	$	95,244	$	13,948	$	20,099
Total number of mutual fund shares		2,368,825		47,066,372		796,218		546,141		1,546,114
Cost of mutual fund shares	$	48,084	$	1,199,021	$	97,689	$	15,317	$	21,848

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3	Fundamental Investors[SM], Inc. - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 3,353	$ 563	$ 86,667	$ 505	$ 21,781
Total assets	3,353	563	86,667	505	21,781
Net assets	$ 3,353	$ 563	$ 86,667	$ 505	$ 21,781
Net assets					
Accumulation units	$ 3,353	$ 563	$ 85,100	$ 505	$ 21,781
Contracts in payout (annuitization)	-	-	1,567	-	-
Total net assets	$ 3,353	$ 563	$ 86,667	$ 505	$ 21,781
Total number of mutual fund shares	126,526	19,373	6,786,762	15,465	666,491
Cost of mutual fund shares	$ 3,460	$ 611	$ 106,266	$ 458	$ 18,548

The accompanying notes are an integral part of these financial statements.

13

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Real Estate Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 15,280	$ 277,112	$ 1,778	$ 341,845	$ 1,611
Total assets	15,280	277,112	1,778	341,845	1,611
Net assets	$ 15,280	$ 277,112	$ 1,778	$ 341,845	$ 1,611
Net assets					
Accumulation units	$ 15,280	$ 277,112	$ 1,778	$ 324,059	$ 1,611
Contracts in payout (annuitization)	-	-	-	17,786	-
Total net assets	$ 15,280	$ 277,112	$ 1,778	$ 341,845	$ 1,611
Total number of mutual fund shares	567,411	10,221,772	115,186	32,806,581	149,676
Cost of mutual fund shares	$ 16,407	$ 294,924	$ 1,932	$ 402,168	$ 1,887

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S	ING Artio Foreign Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,826	$ 3,799	$ 378,989	$ 349	$ 36,625
Total assets	4,826	3,799	378,989	349	36,625
Net assets	$ 4,826	$ 3,799	$ 378,989	$ 349	$ 36,625
Net assets					
Accumulation units	$ 4,826	$ 3,799	$ 372,632	$ 349	$ 36,625
Contracts in payout (annuitization)	-	-	6,357	-	-
Total net assets	$ 4,826	$ 3,799	$ 378,989	$ 349	$ 36,625
Total number of mutual fund shares	555,974	418,812	32,756,146	30,329	3,388,085
Cost of mutual fund shares	$ 4,734	$ 4,015	$ 427,930	$ 356	$ 52,296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 79,020	$ 158	$ 177	$ 50,442	$ 1,315
Total assets	79,020	158	177	50,442	1,315
Net assets	$ 79,020	$ 158	$ 177	$ 50,442	$ 1,315
Net assets					
Accumulation units	$ 78,790	$ 158	$ 177	$ 50,442	$ -
Contracts in payout (annuitization)	230	-	-	-	1,315
Total net assets	$ 79,020	$ 158	$ 177	$ 50,442	$ 1,315
Total number of mutual fund shares	9,114,215	18,346	20,692	5,447,302	73,985
Cost of mutual fund shares	$ 107,144	$ 146	$ 151	$ 52,428	$ 1,238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class		ING Evergreen Health Sciences Portfolio - Service Class		ING Evergreen Omega Portfolio - Service Class		ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class		ING Global Resources Portfolio - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	26,610	$	9,719	$	378	$	41,611	$	27
Total assets		26,610		9,719		378		41,611		27
Net assets	$	26,610	$	9,719	$	378	$	41,611	$	27
Net assets										
Accumulation units	$	26,610	$	9,719	$	378	$	41,611	$	27
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	26,610	$	9,719	$	378	$	41,611	$	27
Total number of mutual fund shares		1,499,164		944,461		32,770		3,511,506		1,525
Cost of mutual fund shares	$	33,228	$	10,000	$	315	$	40,599	$	36

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 107,768	$ 13,120	$ 421	$ 36,901	$ 30,187
Total assets	107,768	13,120	421	36,901	30,187
Net assets	$ 107,768	$ 13,120	$ 421	$ 36,901	$ 30,187
Net assets					
Accumulation units	$ 107,768	$ 13,120	$ 421	$ 36,901	$ 30,187
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 107,768	$ 13,120	$ 421	$ 36,901	$ 30,187
Total number of mutual fund shares	6,034,043	1,238,951	21,032	1,810,668	1,484,863
Cost of mutual fund shares	$ 130,909	$ 13,402	$ 314	$ 35,691	$ 30,353

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 3,617	$ 79,642	$ 668	$ 7,384	$ 337
Total assets	3,617	79,642	668	7,384	337
Net assets	$ 3,617	$ 79,642	$ 668	$ 7,384	$ 337
Net assets					
Accumulation units	$ 3,617	$ 78,591	$ 668	$ 7,384	$ 337
Contracts in payout (annuitization)	-	1,051	-	-	-
Total net assets	$ 3,617	$ 79,642	$ 668	$ 7,384	$ 337
Total number of mutual fund shares	347,835	10,343,066	86,250	508,874	23,463
Cost of mutual fund shares	$ 3,714	$ 114,277	$ 892	$ 7,884	$ 353

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 175	$ 8,576	$ 896	$ 58,354	$ 25,683
Total assets	175	8,576	896	58,354	25,683
Net assets	$ 175	$ 8,576	$ 896	$ 58,354	$ 25,683
Net assets					
Accumulation units	$ 175	$ 8,576	$ 896	$ 58,354	$ 25,683
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 175	$ 8,576	$ 896	$ 58,354	$ 25,683
Total number of mutual fund shares	16,710	823,815	65,456	4,271,884	1,874,643
Cost of mutual fund shares	$ 174	$ 10,501	$ 888	$ 71,941	$ 30,956

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class		ING PIMCO High Yield Portfolio - Institutional Class		ING PIMCO High Yield Portfolio - Service Class		ING Pioneer Equity Income Portfolio - Institutional Class		ING Pioneer Equity Income Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	34,116	$	3,426	$	12,663	$	124,824	$	3
Total assets		34,116		3,426		12,663		124,824		3
Net assets	$	34,116	$	3,426	$	12,663	$	124,824	$	3
Net assets										
Accumulation units	$	34,116	$	3,426	$	12,663	$	122,846	$	3
Contracts in payout (annuitization)		-		-		-		1,978		-
Total net assets	$	34,116	$	3,426	$	12,663	$	124,824	$	3
Total number of mutual fund shares		2,843,032		355,052		1,312,205		17,986,229		392
Cost of mutual fund shares	$	42,200	$	3,090	$	11,048	$	156,658	$	3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 15,047	$ 353	$ 83,867	$ 342	$ 3,952
Total assets	15,047	353	83,867	342	3,952
Net assets	$ 15,047	$ 353	$ 83,867	$ 342	$ 3,952
Net assets					
Accumulation units	$ 14,843	$ 353	$ 82,767	$ 342	$ 3,952
Contracts in payout (annuitization)	204	-	1,100	-	-
Total net assets	$ 15,047	$ 353	$ 83,867	$ 342	$ 3,952
Total number of mutual fund shares	1,546,452	36,251	8,931,473	36,513	409,105
Cost of mutual fund shares	$ 17,706	$ 323	$ 103,527	$ 341	$ 4,417

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 257,927	$ 1,389	$ 110,806	$ 738	$ 3,525
Total assets	257,927	1,389	110,806	738	3,525
Net assets	$ 257,927	$ 1,389	$ 110,806	$ 738	$ 3,525
Net assets					
Accumulation units	$ 257,927	$ 1,389	$ 110,736	$ 738	$ 3,525
Contracts in payout (annuitization)	-	-	70	-	-
Total net assets	$ 257,927	$ 1,389	$ 110,806	$ 738	$ 3,525
Total number of mutual fund shares	12,768,653	134,319	10,644,157	69,552	331,318
Cost of mutual fund shares	$ 286,533	$ 1,630	$ 131,841	$ 826	$ 3,824

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I
Assets					
Investments in mutual funds					
at fair value	$ 18,265	$ 1,504	$ 403,501	$ 24	$ 3
Total assets	18,265	1,504	403,501	24	3
Net assets	$ 18,265	$ 1,504	$ 403,501	$ 24	$ 3
Net assets					
Accumulation units	$ 18,265	$ 1,504	$ 399,348	$ 24	$ 3
Contracts in payout (annuitization)	-	-	4,153	-	-
Total net assets	$ 18,265	$ 1,504	$ 403,501	$ 24	$ 3
Total number of mutual fund shares	944,401	186,088	403,501,398	1,663	294
Cost of mutual fund shares	$ 21,289	$ 1,216	$ 403,501	$ 25	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 1,642	$ 52	$ 35,995	$ 3,022	$ 947
Total assets	1,642	52	35,995	3,022	947
Net assets	$ 1,642	$ 52	$ 35,995	$ 3,022	$ 947
Net assets					
Accumulation units	$ 1,642	$ 52	$ 35,510	$ 3,022	$ 947
Contracts in payout (annuitization)	-	-	485	-	-
Total net assets	$ 1,642	$ 52	$ 35,995	$ 3,022	$ 947
Total number of mutual fund shares	50,678	5,363	3,673,000	320,499	64,553
Cost of mutual fund shares	$ 2,131	$ 52	$ 38,658	$ 3,266	$ 833

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 100,316	$ 21	$ 1,441	$ 12,781	$ 9,850
Total assets	100,316	21	1,441	12,781	9,850
Net assets	$ 100,316	$ 21	$ 1,441	$ 12,781	$ 9,850
Net assets					
Accumulation units	$ 99,147	$ 21	$ 1,441	$ 12,454	$ 9,850
Contracts in payout (annuitization)	1,169	-	-	327	-
Total net assets	$ 100,316	$ 21	$ 1,441	$ 12,781	$ 9,850
Total number of mutual fund shares	6,696,694	2,466	171,311	802,301	948,929
Cost of mutual fund shares	$ 104,568	$ 18	$ 1,401	$ 13,584	$ 11,718

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 177	$ 667	$ 350	$ 141	$ 59
Total assets	177	667	350	141	59
Net assets	$ 177	$ 667	$ 350	$ 141	$ 59
Net assets					
Accumulation units	$ 177	$ 667	$ 350	$ 141	$ 59
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 177	$ 667	$ 350	$ 141	$ 59
Total number of mutual fund shares	18,148	71,266	38,239	15,789	5,744
Cost of mutual fund shares	$ 168	$ 585	$ 291	$ 124	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 292	$ 26,549	$ 109	$ 102,928	$ 151
Total assets	292	26,549	109	102,928	151
Net assets	$ 292	$ 26,549	$ 109	$ 102,928	$ 151
Net assets					
Accumulation units	$ 292	$ 25,787	$ 109	$ 102,794	$ 151
Contracts in payout (annuitization)	-	762	-	134	-
Total net assets	$ 292	$ 26,549	$ 109	$ 102,928	$ 151
Total number of mutual fund shares	25,815	2,335,035	2,930	2,648,691	3,958
Cost of mutual fund shares	$ 322	$ 32,576	$ 83	$ 101,422	$ 158

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 383	$ 549,793	$ 486	$ 239	$ 132,935
Total assets	383	549,793	486	239	132,935
Net assets	$ 383	$ 549,793	$ 486	$ 239	$ 132,935
Net assets					
Accumulation units	$ 383	$ 547,017	$ 486	$ 239	$ 127,155
Contracts in payout (annuitization)	-	2,776	-	-	5,780
Total net assets	$ 383	$ 549,793	$ 486	$ 239	$ 132,935
Total number of mutual fund shares	32,415	45,176,056	41,029	22,871	12,684,657
Cost of mutual fund shares	$ 360	$ 571,262	$ 553	$ 226	$ 132,053

The accompanying notes are an integral part of these financial statements.

29

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 609	$ 1,215	$ 175,181	$ 13,508	$ 181
Total assets	609	1,215	175,181	13,508	181
Net assets	$ 609	$ 1,215	$ 175,181	$ 13,508	$ 181
Net assets					
Accumulation units	$ 597	$ 1,215	$ 166,533	$ 12,428	$ 181
Contracts in payout (annuitization)	12	-	8,648	1,080	-
Total net assets	$ 609	$ 1,215	$ 175,181	$ 13,508	$ 181
Total number of mutual fund shares	57,954	106,016	15,127,917	1,344,067	17,985
Cost of mutual fund shares	$ 532	$ 1,192	$ 171,975	$ 11,736	$ 169

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 14,444	$ 44,359	$ 18,118	$ 64,506	$ 16,062
Total assets	14,444	44,359	18,118	64,506	16,062
Net assets	$ 14,444	$ 44,359	$ 18,118	$ 64,506	$ 16,062
Net assets					
Accumulation units	$ 14,444	$ 44,359	$ 18,118	$ 64,506	$ 16,062
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 14,444	$ 44,359	$ 18,118	$ 64,506	$ 16,062
Total number of mutual fund shares	1,434,359	4,361,757	1,845,059	6,496,082	1,622,445
Cost of mutual fund shares	$ 15,571	$ 47,447	$ 20,095	$ 69,685	$ 17,752

The accompanying notes are an integral part of these financial statements.

31

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class	ING Solution Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 52,312	$ 11,165	$ 36,075	$ 1,529	$ 737
Total assets	52,312	11,165	36,075	1,529	737
Net assets	$ 52,312	$ 11,165	$ 36,075	$ 1,529	$ 737
Net assets					
Accumulation units	$ 52,312	$ 11,165	$ 36,075	$ 1,529	$ 737
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 52,312	$ 11,165	$ 36,075	$ 1,529	$ 737
Total number of mutual fund shares	5,225,929	1,127,754	3,607,451	168,197	89,153
Cost of mutual fund shares	$ 55,795	$ 12,530	$ 38,165	$ 1,349	$ 646

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 8,576	$ 9,378	$ 313	$ 281,756	$ 368
Total assets	8,576	9,378	313	281,756	368
Net assets	$ 8,576	$ 9,378	$ 313	$ 281,756	$ 368
Net assets					
Accumulation units	$ 8,576	$ 9,378	$ 313	$ 280,791	$ 368
Contracts in payout (annuitization)	-	-	-	965	-
Total net assets	$ 8,576	$ 9,378	$ 313	$ 281,756	$ 368
Total number of mutual fund shares	837,481	906,066	48,431	41,990,524	55,806
Cost of mutual fund shares	$ 9,133	$ 9,657	$ 344	$ 320,521	$ 372

The accompanying notes are an integral part of these financial statements.

33

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,070	$ 200,867	$ 1,598	$ 215	$ 94,024
Total assets	1,070	200,867	1,598	215	94,024
Net assets	$ 1,070	$ 200,867	$ 1,598	$ 215	$ 94,024
Net assets					
Accumulation units	$ 1,070	$ 199,622	$ 1,598	$ 215	$ 91,676
Contracts in payout (annuitization)	-	1,245	-	-	2,348
Total net assets	$ 1,070	$ 200,867	$ 1,598	$ 215	$ 94,024
Total number of mutual fund shares	23,286	4,305,833	34,536	20,788	9,040,731
Cost of mutual fund shares	$ 1,168	$ 196,554	$ 1,706	$ 229	$ 114,294

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 57	$ 429	$ 89,807	$ 77	$ 76,337
Total assets	57	429	89,807	77	76,337
Net assets	$ 57	$ 429	$ 89,807	$ 77	$ 76,337
Net assets					
Accumulation units	$ 57	$ 429	$ 88,780	$ 77	$ 75,802
Contracts in payout (annuitization)	-	-	1,027	-	535
Total net assets	$ 57	$ 429	$ 89,807	$ 77	$ 76,337
Total number of mutual fund shares	5,541	15,038	3,077,688	9,690	9,471,076
Cost of mutual fund shares	$ 50	$ 483	$ 83,896	$ 78	$ 80,077

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 10	$ 284	$ 51,283	$ 492	$ 240,779
Total assets	10	284	51,283	492	240,779
Net assets	$ 10	$ 284	$ 51,283	$ 492	$ 240,779
Net assets					
Accumulation units	$ 10	$ 284	$ 49,905	$ 492	$ 237,209
Contracts in payout (annuitization)	-	-	1,378	-	3,570
Total net assets	$ 10	$ 284	$ 51,283	$ 492	$ 240,779
Total number of mutual fund shares	1,275	31,885	5,723,599	16,053	7,759,541
Cost of mutual fund shares	$ 12	$ 325	$ 65,082	$ 525	$ 259,394

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING Growth and Income Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 149	$ 129	$ 29,313	$ 60,353	$ 56,060
Total assets	149	129	29,313	60,353	56,060
Net assets	$ 149	$ 129	$ 29,313	$ 60,353	$ 56,060
Net assets					
Accumulation units	$ 149	$ 129	$ 28,627	$ 59,663	$ 55,025
Contracts in payout (annuitization)	-	-	686	690	1,035
Total net assets	$ 149	$ 129	$ 29,313	$ 60,353	$ 56,060
Total number of mutual fund shares	4,833	12,385	2,991,172	6,427,358	5,851,766
Cost of mutual fund shares	$ 151	$ 104	$ 34,801	$ 79,694	$ 72,290

The accompanying notes are an integral part of these financial statements.

37

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Assets					
Investments in mutual funds at fair value	$ 403	$ 1,084,132	$ 884	$ 420	$ 1,981
Total assets	403	1,084,132	884	420	1,981
Net assets	$ 403	$ 1,084,132	$ 884	$ 420	$ 1,981
Net assets					
Accumulation units	$ 403	$ 996,276	$ 884	$ 420	$ 1,981
Contracts in payout (annuitization)	-	87,856	-	-	-
Total net assets	$ 403	$ 1,084,132	$ 884	$ 420	$ 1,981
Total number of mutual fund shares	20,856	55,825,540	45,837	54,152	244,317
Cost of mutual fund shares	$ 396	$ 1,369,720	$ 878	$ 518	$ 2,361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7		ING GET U.S. Core Portfolio - Series 8		ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11	
Assets										
Investments in mutual funds at fair value	$	1,715	$	350	$	141	$	68	$	31
Total assets		1,715		350		141		68		31
Net assets	$	1,715	$	350	$	141	$	68	$	31
Net assets										
Accumulation units	$	1,715	$	350	$	141	$	68	$	31
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	1,715	$	350	$	141	$	68	$	31
Total number of mutual fund shares		217,026		44,090		17,917		8,508		3,926
Cost of mutual fund shares	$	2,067	$	405	$	171	$	82	$	37

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I		ING Index Plus LargeCap Portfolio - Class I		ING Index Plus LargeCap Portfolio - Class S		ING Index Plus MidCap Portfolio - Class I		ING Index Plus MidCap Portfolio - Class S	
Assets										
Investments in mutual funds										
at fair value	$	42,053	$	283,441	$	375	$	274,072	$	472
Total assets		42,053		283,441		375		274,072		472
Net assets	$	42,053	$	283,441	$	375	$	274,072	$	472
Net assets										
Accumulation units	$	42,053	$	280,239	$	375	$	272,736	$	472
Contracts in payout (annuitization)		-		3,202		-		1,336		-
Total net assets	$	42,053	$	283,441	$	375	$	274,072	$	472
Total number of mutual fund shares		8,393,799		22,821,346		30,375		21,328,524		37,099
Cost of mutual fund shares	$	36,777	$	302,031	$	434	$	346,896	$	485

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 103,515	$ 122	$ 19,407	$ 19	$ 82,042
Total assets	103,515	122	19,407	19	82,042
Net assets	$ 103,515	$ 122	$ 19,407	$ 19	$ 82,042
Net assets					
Accumulation units	$ 102,853	$ 122	$ 18,805	$ 19	$ 81,773
Contracts in payout (annuitization)	662	-	602	-	269
Total net assets	$ 103,515	$ 122	$ 19,407	$ 19	$ 82,042
Total number of mutual fund shares	8,985,647	10,693	2,363,807	2,269	8,546,089
Cost of mutual fund shares	$ 135,948	$ 100	$ 17,840	$ 17	$ 89,573

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 2,772	$ 353	$ 9,692	$ 79	$ 1,952
Total assets	2,772	353	9,692	79	1,952
Net assets	$ 2,772	$ 353	$ 9,692	$ 79	$ 1,952
Net assets					
Accumulation units	$ 2,572	$ 353	$ 9,692	$ 79	$ 1,952
Contracts in payout (annuitization)	200	-	-	-	-
Total net assets	$ 2,772	$ 353	$ 9,692	$ 79	$ 1,952
Total number of mutual fund shares	215,913	27,538	1,086,542	6,212	154,406
Cost of mutual fund shares	$ 2,397	$ 302	$ 8,010	$ 71	$ 1,721

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 3,049	$ 3,562	$ 1,962	$ 107,672	$ 118
Total assets	3,049	3,562	1,962	107,672	118
Net assets	$ 3,049	$ 3,562	$ 1,962	$ 107,672	$ 118
Net assets					
Accumulation units	$ 3,049	$ 3,562	$ 1,962	$ 106,272	$ 118
Contracts in payout (annuitization)	-	-	-	1,400	-
Total net assets	$ 3,049	$ 3,562	$ 1,962	$ 107,672	$ 118
Total number of mutual fund shares	232,239	383,429	199,952	7,265,299	8,061
Cost of mutual fund shares	$ 2,709	$ 2,687	$ 1,613	$ 132,435	$ 120

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 3,932	$ 105,099	$ 283	$ 12,935	$ 276
Total assets	3,932	105,099	283	12,935	276
Net assets	$ 3,932	$ 105,099	$ 283	$ 12,935	$ 276
Net assets					
Accumulation units	$ 3,932	$ 102,215	$ 283	$ 12,935	$ 276
Contracts in payout (annuitization)	-	2,884	-	-	-
Total net assets	$ 3,932	$ 105,099	$ 283	$ 12,935	$ 276
Total number of mutual fund shares	378,481	12,423,099	32,901	1,432,434	31,133
Cost of mutual fund shares	$ 3,875	$ 155,457	$ 337	$ 12,565	$ 252

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 11,898	$ 60	$ 261	$ 327	$ 62
Total assets	11,898	60	261	327	62
Net assets	$ 11,898	$ 60	$ 261	$ 327	$ 62
Net assets					
Accumulation units	$ 11,898	$ 60	$ 261	$ 327	$ 62
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 11,898	$ 60	$ 261	$ 327	$ 62
Total number of mutual fund shares	739,939	3,824	9,718	10,606	4,971
Cost of mutual fund shares	$ 13,227	$ 56	$ 267	$ 366	$ 57

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ 84	$ 172	$ 1,162	$ 269	$ 2,518
Total assets	84	172	1,162	269	2,518
Net assets	$ 84	$ 172	$ 1,162	$ 269	$ 2,518
Net assets					
Accumulation units	$ 84	$ 172	$ 1,162	$ 269	$ 2,518
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 84	$ 172	$ 1,162	$ 269	$ 2,518
Total number of mutual fund shares	3,908	6,566	114,132	18,882	118,591
Cost of mutual fund shares	$ 93	$ 203	$ 1,084	$ 260	$ 2,023

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,054	$ 1,330	$ 88,200	$ 297	$ 1,746
Total assets	1,054	1,330	88,200	297	1,746
Net assets	$ 1,054	$ 1,330	$ 88,200	$ 297	$ 1,746
Net assets					
Accumulation units	$ 1,054	$ 1,330	$ 87,424	$ 297	$ 1,746
Contracts in payout (annuitization)	-	-	776	-	-
Total net assets	$ 1,054	$ 1,330	$ 88,200	$ 297	$ 1,746
Total number of mutual fund shares	80,197	53,427	6,656,630	22,123	84,200
Cost of mutual fund shares	$ 1,394	$ 1,481	$ 127,351	$ 288	$ 1,397

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 3,772	$ 3,881	$ 59,419	$ 538	$ 241,957
Total assets	3,772	3,881	59,419	538	241,957
Net assets	$ 3,772	$ 3,881	$ 59,419	$ 538	$ 241,957
Net assets					
Accumulation units	$ 3,772	$ 3,881	$ 59,419	$ 538	$ 241,957
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 3,772	$ 3,881	$ 59,419	$ 538	$ 241,957
Total number of mutual fund shares	264,496	153,631	2,338,424	13,463	8,412,970
Cost of mutual fund shares	$ 3,795	$ 4,257	$ 64,408	$ 548	$ 247,924

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer MidCap Fund/VA	Oppenheimer Strategic Bond Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 273	$ 72	$ 8,067	$ 15	$ 104
Total assets	273	72	8,067	15	104
Net assets	$ 273	$ 72	$ 8,067	$ 15	$ 104
Net assets					
Accumulation units	$ 273	$ -	$ 8,067	$ -	$ 104
Contracts in payout (annuitization)	-	72	-	15	-
Total net assets	$ 273	$ 72	$ 8,067	$ 15	$ 104
Total number of mutual fund shares	10,299	3,976	560,217	400	19,541
Cost of mutual fund shares	$ 313	$ 88	$ 8,733	$ 22	$ 101

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Pax World Balanced Fund	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 54,186	$ 112,730	$ 4,675	$ 27,443	$ 19,842
Total assets	54,186	112,730	4,675	27,443	19,842
Net assets	$ 54,186	$ 112,730	$ 4,675	$ 27,443	$ 19,842
Net assets					
Accumulation units	$ 54,186	$ 112,730	$ 4,675	$ 27,443	$ 19,842
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 54,186	$ 112,730	$ 4,675	$ 27,443	$ 19,842
Total number of mutual fund shares	2,670,557	9,061,879	512,607	1,003,786	2,082,007
Cost of mutual fund shares	$ 62,469	$ 113,091	$ 4,759	$ 30,342	$ 20,490

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Premier VIT OpCap Mid Cap Portfolio - Class I	RiverSource® Diversified Equity Income Fund - Class R-3	RiverSource® Diversified Equity Income Fund - Class R-4	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Assets					
Investments in mutual funds at fair value	$ 7,301	$ 233	$ 3,222	$ 2,698	$ 999
Total assets	7,301	233	3,222	2,698	999
Net assets	$ 7,301	$ 233	$ 3,222	$ 2,698	$ 999
Net assets					
Accumulation units	$ 7,301	$ 233	$ 3,222	$ 2,698	$ 999
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 7,301	$ 233	$ 3,222	$ 2,698	$ 999
Total number of mutual fund shares	611,985	26,496	365,711	86,102	48,848
Cost of mutual fund shares	$ 6,448	$ 216	$ 2,680	$ 2,245	$ 1,068

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Van Kampen Small Cap Value Fund - Class A	Diversified Value Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 109	$ 1,146	$ 155,610	$ 72	$ 84
Total assets	109	1,146	155,610	72	84
Net assets	$ 109	$ 1,146	$ 155,610	$ 72	$ 84
Net assets					
Accumulation units	$ 109	$ 1,146	$ 155,610	$ 72	$ 84
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 109	$ 1,146	$ 155,610	$ 72	$ 84
Total number of mutual fund shares	5,358	175,008	12,233,526	5,023	7,277
Cost of mutual fund shares	$ 114	$ 1,378	$ 141,313	$ 67	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Wanger International	Wanger Select	Wanger USA
Assets					
Investments in mutual funds					
at fair value	$ 225	$ 93	$ 14,434	$ 68,682	$ 24,191
Total assets	225	93	14,434	68,682	24,191
Net assets	$ 225	$ 93	$ 14,434	$ 68,682	$ 24,191
Net assets					
Accumulation units	$ 225	$ 93	$ 14,434	$ 68,682	$ 24,191
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 225	$ 93	$ 14,434	$ 68,682	$ 24,191
Total number of mutual fund shares	16,998	6,916	486,321	2,979,682	881,258
Cost of mutual fund shares	$ 269	$ 112	$ 14,463	$ 73,643	$ 27,147

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Assets			
Investments in mutual funds			
at fair value	$ 4,173	$ 74,999	$ 88
Total assets	4,173	74,999	88
Net assets	$ 4,173	$ 74,999	$ 88
Net assets			
Accumulation units	$ 4,173	$ 74,999	$ 88
Contracts in payout (annuitization)	-	-	-
Total net assets	$ 4,173	$ 74,999	$ 88
Total number of mutual fund shares	170,239	3,053,707	3,269
Cost of mutual fund shares	$ 5,080	$ 91,249	$ 89

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ -	$ 118	$ 630
Total investment income	2	-	-	118	630
Expenses:					
Mortality, expense risk and					
other charges	9	-	1	188	341
Total expenses	9	-	1	188	341
Net investment income (loss)	(7)	-	(1)	(70)	289
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(69)	-	(18)	(406)	483
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(69)	-	(18)	(406)	483
Net unrealized appreciation					
(depreciation) of investments	343	8	51	3,925	7,409
Net realized and unrealized gain (loss)					
on investments	274	8	33	3,519	7,892
Net increase (decrease) in net assets					
resulting from operations	$ 267	$ 8	$ 32	$ 3,449	$ 8,181

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 2	$ 16	$ 2	$ 27
Total investment income	-	2	16	2	27
Expenses:					
Mortality, expense risk and					
other charges	2	2	5	1	-
Total expenses	2	2	5	1	-
Net investment income (loss)	(2)	-	11	1	27
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	(19)	(111)	-	(127)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	8	(19)	(111)	-	(127)
Net unrealized appreciation					
(depreciation) of investments	77	50	175	13	292
Net realized and unrealized gain (loss)					
on investments	85	31	64	13	165
Net increase (decrease) in net assets					
resulting from operations	$ 83	$ 31	$ 75	$ 14	$ 192

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Income:					
Dividends	$ 10	$ -	$ 64	$ 122	$ 139
Total investment income	10	-	64	122	139
Expenses:					
Mortality, expense risk and					
other charges	5	14	27	36	25
Total expenses	5	14	27	36	25
Net investment income (loss)	5	(14)	37	86	114
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(23)	16	24	(94)	29
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(23)	16	24	(94)	29
Net unrealized appreciation					
(depreciation) of investments	121	518	776	955	53
Net realized and unrealized gain (loss)					
on investments	98	534	800	861	82
Net increase (decrease) in net assets					
resulting from operations	$ 103	$ 520	$ 837	$ 947	$ 196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	American Century Income & Growth Fund - A Class	Ariel Appreciation Fund	Ariel Fund	Artisan International Fund - Investor Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Net investment income (loss)					
Income:					
Dividends	$ 77	$ 1	$ -	$ 21	$ -
Total investment income	77	1	-	21	-
Expenses:					
Mortality, expense risk and other charges	39	5	10	9	1
Total expenses	39	5	10	9	1
Net investment income (loss)	38	(4)	(10)	12	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(229)	(93)	(132)	27	3
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(229)	(93)	(132)	27	3
Net unrealized appreciation (depreciation) of investments	848	375	599	290	16
Net realized and unrealized gain (loss) on investments	619	282	467	317	19
Net increase (decrease) in net assets resulting from operations	$ 657	$ 278	$ 457	$ 329	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	The Bond Fund of America^{SM}, Inc. - Class R-4	Calvert Social Balanced Portfolio	Capital World Growth & Income Fund^{SM}, Inc. - Class R-3	Columbia^{SM} Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 173	$ 836	$ -	$ 5	$ 19
Total investment income	173	836	-	5	19
Expenses:					
Mortality, expense risk and other charges	40	388	-	-	18
Total expenses	40	388	-	-	18
Net investment income (loss)	133	448	-	5	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(38)	(1,348)	-	(101)	(75)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(38)	(1,348)	-	(101)	(75)
Net unrealized appreciation (depreciation) of investments	410	9,120	-	666	724
Net realized and unrealized gain (loss) on investments	372	7,772	-	565	649
Net increase (decrease) in net assets resulting from operations	$ 505	$ 8,220	$ -	$ 570	$ 650

The accompanying notes are an integral part of these financial statements.

59

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 10	$ -	$ 4	$ -	$ 166
Total investment income	10	-	4	-	166
Expenses:					
Mortality, expense risk and other charges	-	-	2	-	50
Total expenses	-	-	2	-	50
Net investment income (loss)	10	-	2	-	116
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(161)	-	(8)	-	(382)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(161)	-	(8)	-	(382)
Net unrealized appreciation (depreciation) of investments	439	4	55	-	3,283
Net realized and unrealized gain (loss) on investments	278	4	47	-	2,901
Net increase (decrease) in net assets resulting from operations	$ 288	$ 4	$ 49	$ -	$ 3,017

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 4,025	$ 296	$ 5,236	$ 754	$ 644
Total investment income	4,025	296	5,236	754	644
Expenses:					
Mortality, expense risk and					
other charges	1,739	685	2,168	1,655	71
Total expenses	1,739	685	2,168	1,655	71
Net investment income (loss)	2,286	(389)	3,068	(901)	573
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,370)	(4,393)	(12,958)	(15,463)	(594)
Capital gains distributions	-	-	-	148	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,370)	(4,393)	(12,958)	(15,315)	(594)
Net unrealized appreciation					
(depreciation) of investments	62,717	23,251	68,342	57,323	2,477
Net realized and unrealized gain (loss)					
on investments	61,347	18,858	55,384	42,008	1,883
Net increase (decrease) in net assets					
resulting from operations	$ 63,633	$ 18,469	$ 58,452	$ 41,107	$ 2,456

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 676	$ 11,606	$ 2,114	$ 80	$ 429
Total investment income	676	11,606	2,114	80	429
Expenses:					
Mortality, expense risk and other charges	297	7,574	801	-	170
Total expenses	297	7,574	801	-	170
Net investment income (loss)	379	4,032	1,313	80	259
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,691)	(27,183)	(1,788)	(553)	(266)
Capital gains distributions	99	232	1,711	61	30
Total realized gain (loss) on investments and capital gains distributions	(1,592)	(26,951)	(77)	(492)	(236)
Net unrealized appreciation (depreciation) of investments	8,368	269,736	18,108	4,038	4,242
Net realized and unrealized gain (loss) on investments	6,776	242,785	18,031	3,546	4,006
Net increase (decrease) in net assets resulting from operations	$ 7,155	$ 246,817	$ 19,344	$ 3,626	$ 4,265

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3	Fundamental Investors[SM], Inc. - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 24	$ -	$ 1,162	$ 2	$ 244
Total investment income	24	-	1,162	2	244
Expenses:					
Mortality, expense risk and					
other charges	18	4	635	1	135
Total expenses	18	4	635	1	135
Net investment income (loss)	6	(4)	527	1	109
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(42)	(95)	(2,570)	5	(171)
Capital gains distributions	1	-	3,200	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(41)	(95)	630	5	(171)
Net unrealized appreciation					
(depreciation) of investments	577	255	17,388	47	4,447
Net realized and unrealized gain (loss)					
on investments	536	160	18,018	52	4,276
Net increase (decrease) in net assets					
resulting from operations	$ 542	$ 156	$ 18,545	$ 53	$ 4,385

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Financial Services Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 91	$ 2,286	$ 74	$ 14,639	$ -
Total investment income	91	2,286	74	14,639	-
Expenses:					
Mortality, expense risk and other charges	84	2,030	12	3,390	-
Total expenses	84	2,030	12	3,390	-
Net investment income (loss)	7	256	62	11,249	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(202)	(1,129)	(230)	(27,508)	(112)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(202)	(1,129)	(230)	(27,508)	(112)
Net unrealized appreciation (depreciation) of investments	3,954	67,468	517	70,457	91
Net realized and unrealized gain (loss) on investments	3,752	66,339	287	42,949	(21)
Net increase (decrease) in net assets resulting from operations	$ 3,759	$ 66,595	$ 349	$ 54,198	$ (21)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 56	$ 159	$ 228	$ 24,180	$ 20
Total investment income	56	159	228	24,180	20
Expenses:					
Mortality, expense risk and					
other charges	9	29	22	3,461	1
Total expenses	9	29	22	3,461	1
Net investment income (loss)	47	130	206	20,719	19
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(523)	23	(145)	(6,552)	(7)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(523)	23	(145)	(6,552)	(7)
Net unrealized appreciation					
(depreciation) of investments	853	(3)	341	21,042	25
Net realized and unrealized gain (loss)					
on investments	330	20	196	14,490	18
Net increase (decrease) in net assets					
resulting from operations	$ 377	$ 150	$ 402	$ 35,209	$ 37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,212	$ 411	$ -	$ -
Total investment income	-	1,212	411	-	-
Expenses:					
Mortality, expense risk and					
other charges	12	338	702	1	-
Total expenses	12	338	702	1	-
Net investment income (loss)	(12)	874	(291)	(1)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,380)	(3,622)	(4,578)	(31)	(38)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,380)	(3,622)	(4,578)	(31)	(38)
Net unrealized appreciation					
(depreciation) of investments	1,897	9,043	22,883	60	79
Net realized and unrealized gain (loss)					
on investments	517	5,421	18,305	29	41
Net increase (decrease) in net assets					
resulting from operations	$ 505	$ 6,295	$ 18,014	$ 28	$ 41

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,060	$ 35	$ 763	$ -	$ 1
Total investment income	1,060	35	763	-	1
Expenses:					
Mortality, expense risk and					
other charges	368	7	158	71	1
Total expenses	368	7	158	71	1
Net investment income (loss)	692	28	605	(71)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,889)	(784)	(6,174)	(464)	38
Capital gains distributions	-	19	466	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,889)	(765)	(5,708)	(464)	38
Net unrealized appreciation					
(depreciation) of investments	13,526	916	12,068	2,060	63
Net realized and unrealized gain (loss)					
on investments	11,637	151	6,360	1,596	101
Net increase (decrease) in net assets					
resulting from operations	$ 12,329	$ 179	$ 6,965	$ 1,525	$ 101

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 166	$ -	$ 275	$ 51	$ 806
Total investment income	166	-	275	51	806
Expenses:					
Mortality, expense risk and other charges	271	-	857	10	65
Total expenses	271	-	857	10	65
Net investment income (loss)	(105)	-	(582)	41	741
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(398)	(4)	(4,671)	(1,077)	(11,721)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(398)	(4)	(4,671)	(1,077)	(11,721)
Net unrealized appreciation (depreciation) of investments	10,796	12	32,959	1,322	13,089
Net realized and unrealized gain (loss) on investments	10,398	8	28,288	245	1,368
Net increase (decrease) in net assets resulting from operations	$ 10,293	$ 8	$ 27,706	$ 286	$ 2,109

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Index Plus International Equity Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 196	$ 58	$ 3	$ 419	$ 300
Total investment income	196	58	3	419	300
Expenses:					
Mortality, expense risk and other charges	18	63	1	255	224
Total expenses	18	63	1	255	224
Net investment income (loss)	178	(5)	2	164	76
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,983)	(2,177)	(61)	(228)	(1,111)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,983)	(2,177)	(61)	(228)	(1,111)
Net unrealized appreciation (depreciation) of investments	3,363	5,433	225	13,759	12,562
Net realized and unrealized gain (loss) on investments	380	3,256	164	13,531	11,451
Net increase (decrease) in net assets resulting from operations	$ 558	$ 3,251	$ 166	$ 13,695	$ 11,527

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 3	$ 84	$ 738	$ 5
Total investment income	13	3	84	738	5
Expenses:					
Mortality, expense risk and other charges	25	-	7	677	4
Total expenses	25	-	7	677	4
Net investment income (loss)	(12)	3	77	61	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(308)	(22)	(713)	(8,357)	(54)
Capital gains distributions	67	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(241)	(22)	(713)	(8,357)	(54)
Net unrealized appreciation (depreciation) of investments	1,026	19	807	20,444	157
Net realized and unrealized gain (loss) on investments	785	(3)	94	12,087	103
Net increase (decrease) in net assets resulting from operations	$ 773	$ -	$ 171	$ 12,148	$ 104

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 74	$ 2	$ -	$ 90	$ 18
Total investment income	74	2	-	90	18
Expenses:					
Mortality, expense risk and other charges	58	2	-	71	3
Total expenses	58	2	-	71	3
Net investment income (loss)	16	-	-	19	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(468)	(76)	(12)	(1,426)	(65)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(468)	(76)	(12)	(1,426)	(65)
Net unrealized appreciation (depreciation) of investments	2,048	147	36	3,630	183
Net realized and unrealized gain (loss) on investments	1,580	71	24	2,204	118
Net increase (decrease) in net assets resulting from operations	$ 1,596	$ 71	$ 24	$ 2,223	$ 133

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1,508	$ 603	$ 1,628	$ 13	$ 147
Total investment income	1,508	603	1,628	13	147
Expenses:					
Mortality, expense risk and other charges	517	249	274	8	18
Total expenses	517	249	274	8	18
Net investment income (loss)	991	354	1,354	5	129
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,306)	(1,784)	(1,427)	(323)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,306)	(1,784)	(1,427)	(323)	(6)
Net unrealized appreciation (depreciation) of investments	9,743	5,205	8,101	453	503
Net realized and unrealized gain (loss) on investments	7,437	3,421	6,674	130	497
Net increase (decrease) in net assets resulting from operations	$ 8,428	$ 3,775	$ 8,028	$ 135	$ 626

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Equity Income Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 688	$ -	$ -	$ 195	$ 4
Total investment income	688	-	-	195	4
Expenses:					
Mortality, expense risk and					
other charges	78	1,047	-	95	2
Total expenses	78	1,047	-	95	2
Net investment income (loss)	610	(1,047)	-	100	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(446)	(7,004)	-	(1,124)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(446)	(7,004)	-	(1,124)	(6)
Net unrealized appreciation					
(depreciation) of investments	3,028	22,114	-	3,893	83
Net realized and unrealized gain (loss)					
on investments	2,582	15,110	-	2,769	77
Net increase (decrease) in net assets					
resulting from operations	$ 3,192	$ 14,063	$ -	$ 2,869	$ 79

The accompanying notes are an integral part of these financial statements.

73

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,119	$ 4	$ 23	$ 4,270
Total investment income	-	1,119	4	23	4,270
Expenses:					
Mortality, expense risk and					
other charges	-	648	2	3	1,798
Total expenses	-	648	2	3	1,798
Net investment income (loss)	-	471	2	20	2,472
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1)	(3,155)	(15)	(49)	(4,874)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1)	(3,155)	(15)	(49)	(4,874)
Net unrealized appreciation					
(depreciation) of investments	1	19,190	76	809	58,572
Net realized and unrealized gain (loss)					
on investments	-	16,035	61	760	53,698
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 16,506	$ 63	$ 780	$ 56,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 18	$ 1,679	$ 23	$ 63	$ 26
Total investment income	18	1,679	23	63	26
Expenses:					
Mortality, expense risk and other charges	4	762	8	28	9
Total expenses	4	762	8	28	9
Net investment income (loss)	14	917	15	35	17
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(89)	(1,868)	(213)	(277)	136
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(89)	(1,868)	(213)	(277)	136
Net unrealized appreciation (depreciation) of investments	339	21,745	432	1,046	94
Net realized and unrealized gain (loss) on investments	250	19,877	219	769	230
Net increase (decrease) in net assets resulting from operations	$ 264	$ 20,794	$ 234	$ 804	$ 247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 210	$ 9	$ 1,397	$ 1
Total investment income	1	210	9	1,397	1
Expenses:					
Mortality, expense risk and other charges	1	134	11	3,889	-
Total expenses	1	134	11	3,889	-
Net investment income (loss)	-	76	(2)	(2,492)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(84)	(1,313)	(226)	-	-
Capital gains distributions	-	-	-	202	-
Total realized gain (loss) on investments and capital gains distributions	(84)	(1,313)	(226)	202	-
Net unrealized appreciation (depreciation) of investments	123	4,644	572	-	(1)
Net realized and unrealized gain (loss) on investments	39	3,331	346	202	(1)
Net increase (decrease) in net assets resulting from operations	$ 39	$ 3,407	$ 344	$ (2,290)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING International Capital Appreciation Fund - Class I	ING International Growth Opportunities Fund - Class Q	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 19	$ 1	$ 43
Total investment income	-	-	19	1	43
Expenses:					
Mortality, expense risk and other charges	-	-	5	-	14
Total expenses	-	-	5	-	14
Net investment income (loss)	-	-	14	1	29
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(5)	(386)	(79)	(3,026)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(5)	(386)	(79)	(3,026)
Net unrealized appreciation (depreciation) of investments	-	8	944	78	2,988
Net realized and unrealized gain (loss) on investments	-	3	558	(1)	(38)
Net increase (decrease) in net assets resulting from operations	$ -	$ 3	$ 572	$ -	$ (9)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 476	$ -	$ -	$ -
Total investment income	-	476	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	239	21	2	695
Total expenses	-	239	21	2	695
Net investment income (loss)	-	237	(21)	(2)	(695)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(1,004)	(310)	(34)	73
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(6)	(1,004)	(310)	(34)	73
Net unrealized appreciation (depreciation) of investments	16	9,487	1,082	223	25,057
Net realized and unrealized gain (loss) on investments	10	8,483	772	189	25,130
Net increase (decrease) in net assets resulting from operations	$ 10	$ 8,720	$ 751	$ 187	$ 24,435

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Index Solution 2015 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 14	$ 70	$ 392	$ 1
Total investment income	-	14	70	392	1
Expenses:					
Mortality, expense risk and other charges	-	11	96	40	1
Total expenses	-	11	96	40	1
Net investment income (loss)	-	3	(26)	352	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(181)	(394)	(788)	17
Capital gains distributions	-	-	-	1,000	-
Total realized gain (loss) on investments and capital gains distributions	-	(181)	(394)	212	17
Net unrealized appreciation (depreciation) of investments	3	445	3,305	2,130	8
Net realized and unrealized gain (loss) on investments	3	264	2,911	2,342	25
Net increase (decrease) in net assets resulting from operations	$ 3	$ 267	$ 2,885	$ 2,694	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution Income Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 1	$ -	$ -	$ 3
Total investment income	1	1	-	-	3
Expenses:					
Mortality, expense risk and					
other charges	3	2	-	-	1
Total expenses	3	2	-	-	1
Net investment income (loss)	(2)	(1)	-	-	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	-	2	(36)
Capital gains distributions	-	-	-	-	4
Total realized gain (loss) on investments					
and capital gains distributions	-	-	-	2	(32)
Net unrealized appreciation					
(depreciation) of investments	80	58	17	5	86
Net realized and unrealized gain (loss)					
on investments	80	58	17	7	54
Net increase (decrease) in net assets					
resulting from operations	$ 78	$ 57	$ 17	$ 7	$ 56

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 296	$ -	$ -	$ -	$ 101
Total investment income	296	-	-	-	101
Expenses:					
Mortality, expense risk and other charges	222	-	919	1	11
Total expenses	222	-	919	1	11
Net investment income (loss)	74	-	(919)	(1)	90
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,156)	(30)	(10,629)	(17)	(1,541)
Capital gains distributions	367	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(789)	(30)	(10,629)	(17)	(1,541)
Net unrealized appreciation (depreciation) of investments	6,054	60	36,234	56	1,725
Net realized and unrealized gain (loss) on investments	5,265	30	25,605	39	184
Net increase (decrease) in net assets resulting from operations	$ 5,339	$ 30	$ 24,686	$ 38	$ 274

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 11,587	$ 8	$ 7	$ 4,932
Total investment income	5	11,587	8	7	4,932
Expenses:					
Mortality, expense risk and other charges	1	4,576	4	1	1,103
Total expenses	1	4,576	4	1	1,103
Net investment income (loss)	4	7,011	4	6	3,829
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(79)	(9,339)	(9)	(38)	(814)
Capital gains distributions	6	8,370	7	-	-
Total realized gain (loss) on investments and capital gains distributions	(73)	(969)	(2)	(38)	(814)
Net unrealized appreciation (depreciation) of investments	179	147,827	123	71	18,632
Net realized and unrealized gain (loss) on investments	106	146,858	121	33	17,818
Net increase (decrease) in net assets resulting from operations	$ 110	$ 153,869	$ 125	$ 39	$ 21,647

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 21	$ 33	$ 4,590	$ 562	$ 9
Total investment income	21	33	4,590	562	9
Expenses:					
Mortality, expense risk and					
other charges	3	4	1,306	71	2
Total expenses	3	4	1,306	71	2
Net investment income (loss)	18	29	3,284	491	7
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(13)	(22)	683	(527)	(1)
Capital gains distributions	-	39	5,082	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(13)	17	5,765	(527)	(1)
Net unrealized appreciation					
(depreciation) of investments	105	66	6,030	3,752	55
Net realized and unrealized gain (loss)					
on investments	92	83	11,795	3,225	54
Net increase (decrease) in net assets					
resulting from operations	$ 110	$ 112	$ 15,079	$ 3,716	$ 61

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 461	$ 1,396	$ 461	$ 1,601	$ 344
Total investment income	461	1,396	461	1,601	344
Expenses:					
Mortality, expense risk and other charges	70	291	88	394	77
Total expenses	70	291	88	394	77
Net investment income (loss)	391	1,105	373	1,207	267
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(605)	(852)	(467)	(1,101)	(302)
Capital gains distributions	114	326	13	41	12
Total realized gain (loss) on investments and capital gains distributions	(491)	(526)	(454)	(1,060)	(290)
Net unrealized appreciation (depreciation) of investments	2,526	6,545	3,695	11,400	3,458
Net realized and unrealized gain (loss) on investments	2,035	6,019	3,241	10,340	3,168
Net increase (decrease) in net assets resulting from operations	$ 2,426	$ 7,124	$ 3,614	$ 11,547	$ 3,435

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class	ING Solution Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,115	$ 190	$ 630	$ 10	$ 3
Total investment income	1,115	190	630	10	3
Expenses:					
Mortality, expense risk and					
other charges	306	42	215	8	3
Total expenses	306	42	215	8	3
Net investment income (loss)	809	148	415	2	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(390)	(328)	(298)	(5)	(2)
Capital gains distributions	37	74	225	1	1
Total realized gain (loss) on investments					
and capital gains distributions	(353)	(254)	(73)	(4)	(1)
Net unrealized appreciation					
(depreciation) of investments	9,824	2,456	7,006	187	98
Net realized and unrealized gain (loss)					
on investments	9,471	2,202	6,933	183	97
Net increase (decrease) in net assets					
resulting from operations	$ 10,280	$ 2,350	$ 7,348	$ 185	$ 97

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 433	$ 444	$ -	$ 1,042	$ 1
Total investment income	433	444	-	1,042	1
Expenses:					
Mortality, expense risk and other charges	40	64	1	2,344	2
Total expenses	40	64	1	2,344	2
Net investment income (loss)	393	380	(1)	(1,302)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(325)	(291)	(50)	(6,810)	(88)
Capital gains distributions	33	32	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(292)	(259)	(50)	(6,810)	(88)
Net unrealized appreciation (depreciation) of investments	1,100	1,116	149	95,806	223
Net realized and unrealized gain (loss) on investments	808	857	99	88,996	135
Net increase (decrease) in net assets resulting from operations	$ 1,201	$ 1,237	$ 98	$ 87,694	$ 134

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 295	$ -	$ -	$ -
Total investment income	-	295	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	3	1,624	9	1	792
Total expenses	3	1,624	9	1	792
Net investment income (loss)	(3)	(1,329)	(9)	(1)	(792)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(71)	(2,986)	(59)	(8)	(5,148)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(71)	(2,986)	(59)	(8)	(5,148)
Net unrealized appreciation					
(depreciation) of investments	386	62,249	519	62	27,834
Net realized and unrealized gain (loss)					
on investments	315	59,263	460	54	22,686
Net increase (decrease) in net assets					
resulting from operations	$ 312	$ 57,934	$ 451	$ 53	$ 21,894

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 863	$ 1	$ 1,009
Total investment income	-	3	863	1	1,009
Expenses:					
Mortality, expense risk and other charges	-	1	720	-	689
Total expenses	-	1	720	-	689
Net investment income (loss)	-	2	143	1	320
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(8)	(16)	(2,099)	(6)	(2,997)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(8)	(16)	(2,099)	(6)	(2,997)
Net unrealized appreciation (depreciation) of investments	24	144	28,248	23	20,656
Net realized and unrealized gain (loss) on investments	16	128	26,149	17	17,659
Net increase (decrease) in net assets resulting from operations	$ 16	$ 130	$ 26,292	$ 18	$ 17,979

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5	$ 1,073	$ 6	$ 4,288
Total investment income	-	5	1,073	6	4,288
Expenses:					
Mortality, expense risk and other charges	-	1	431	1	2,129
Total expenses	-	1	431	1	2,129
Net investment income (loss)	-	4	642	5	2,159
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(24)	(4,042)	(6)	(6,184)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(24)	(4,042)	(6)	(6,184)
Net unrealized appreciation (depreciation) of investments	2	75	14,531	84	47,036
Net realized and unrealized gain (loss) on investments	2	51	10,489	78	40,852
Net increase (decrease) in net assets resulting from operations	$ 2	$ 55	$ 11,131	$ 83	$ 43,011

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING Growth and Income Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 1	$ 2,178	$ 5,079	$ 4,421
Total investment income	2	1	2,178	5,079	4,421
Expenses:					
Mortality, expense risk and					
other charges	1	1	255	518	462
Total expenses	1	1	255	518	462
Net investment income (loss)	1	-	1,923	4,561	3,959
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(45)	2	(2,300)	(2,855)	(3,085)
Capital gains distributions	-	-	-	2,780	1,464
Total realized gain (loss) on investments and capital gains distributions	(45)	2	(2,300)	(75)	(1,621)
Net unrealized appreciation (depreciation) of investments	64	25	4,489	6,959	6,870
Net realized and unrealized gain (loss) on investments	19	27	2,189	6,884	5,249
Net increase (decrease) in net assets resulting from operations	$ 20	$ 27	$ 4,112	$ 11,445	$ 9,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 14,433	$ 10	$ 367	$ 16
Total investment income	4	14,433	10	367	16
Expenses:					
Mortality, expense risk and other charges	1	10,503	3	48	8
Total expenses	1	10,503	3	48	8
Net investment income (loss)	3	3,930	7	319	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(74)	(86,235)	(22)	(1,345)	(20)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(74)	(86,235)	(22)	(1,345)	(20)
Net unrealized appreciation (depreciation) of investments	146	328,821	162	917	11
Net realized and unrealized gain (loss) on investments	72	242,586	140	(428)	(9)
Net increase (decrease) in net assets resulting from operations	$ 75	$ 246,516	$ 147	$ (109)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 44	$ 40	$ 13	$ 3	$ 2
Total investment income	44	40	13	3	2
Expenses:					
Mortality, expense risk and other charges	37	26	10	2	1
Total expenses	37	26	10	2	1
Net investment income (loss)	7	14	3	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(69)	(93)	(118)	(1)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(69)	(93)	(118)	(1)	-
Net unrealized appreciation (depreciation) of investments	57	62	110	-	(2)
Net realized and unrealized gain (loss) on investments	(12)	(31)	(8)	(1)	(2)
Net increase (decrease) in net assets resulting from operations	$ (5)	$ (17)	$ (5)	$ -	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 7,984	$ 9	$ 4,011
Total investment income	1	-	7,984	9	4,011
Expenses:					
Mortality, expense risk and other charges	1	291	2,506	1	2,159
Total expenses	1	291	2,506	1	2,159
Net investment income (loss)	-	(291)	5,478	8	1,852
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	333	(9,310)	(16)	(3,916)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	333	(9,310)	(16)	(3,916)
Net unrealized appreciation (depreciation) of investments	(1)	13,177	55,291	76	66,603
Net realized and unrealized gain (loss) on investments	(1)	13,510	45,981	60	62,687
Net increase (decrease) in net assets resulting from operations	$ (1)	$ 13,219	$ 51,459	$ 68	$ 64,539

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 1,644	$ 1	$ -	$ -
Total investment income	4	1,644	1	-	-
Expenses:					
Mortality, expense risk and other charges	1	822	-	79	-
Total expenses	1	822	-	79	-
Net investment income (loss)	3	822	1	(79)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(30)	(4,696)	(16)	170	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(30)	(4,696)	(16)	170	-
Net unrealized appreciation (depreciation) of investments	124	23,988	41	1,566	2
Net realized and unrealized gain (loss) on investments	94	19,292	25	1,736	2
Net increase (decrease) in net assets resulting from operations	$ 97	$ 20,114	$ 26	$ 1,657	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 307	$ 1,378	$ -	$ -	$ -
Total investment income	307	1,378	-	-	-
Expenses:					
Mortality, expense risk and other charges	185	548	12	1	54
Total expenses	185	548	12	1	54
Net investment income (loss)	122	830	(12)	(1)	(54)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,369)	(1,509)	75	1	(8)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,369)	(1,509)	75	1	(8)
Net unrealized appreciation (depreciation) of investments	8,317	9,421	375	51	1,742
Net realized and unrealized gain (loss) on investments	4,948	7,912	450	52	1,734
Net increase (decrease) in net assets resulting from operations	$ 5,070	$ 8,742	$ 438	$ 51	$ 1,680

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	8	11	22	13
Total expenses	-	8	11	22	13
Net investment income (loss)	-	(8)	(11)	(22)	(13)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	58	9	(26)	(132)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2	58	9	(26)	(132)
Net unrealized appreciation (depreciation) of investments	8	231	340	873	507
Net realized and unrealized gain (loss) on investments	10	289	349	847	375
Net increase (decrease) in net assets resulting from operations	$ 10	$ 281	$ 338	$ 825	$ 362

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 594	$ 1	$ 72	$ 1,482	$ 4
Total investment income	594	1	72	1,482	4
Expenses:					
Mortality, expense risk and other charges	874	-	29	816	1
Total expenses	874	-	29	816	1
Net investment income (loss)	(280)	1	43	666	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,305)	(16)	39	(7,454)	(79)
Capital gains distributions	-	-	29	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,305)	(16)	68	(7,454)	(79)
Net unrealized appreciation (depreciation) of investments	26,031	40	26	27,379	130
Net realized and unrealized gain (loss) on investments	22,726	24	94	19,925	51
Net increase (decrease) in net assets resulting from operations	$ 22,446	$ 25	$ 137	$ 20,591	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 23	$ -	$ -	$ -	$ 17
Total investment income	23	-	-	-	17
Expenses:					
Mortality, expense risk and other charges	100	1	75	-	3
Total expenses	100	1	75	-	3
Net investment income (loss)	(77)	(1)	(75)	-	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(170)	(8)	(520)	(8)	(4)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(170)	(8)	(520)	(8)	(4)
Net unrealized appreciation (depreciation) of investments	3,814	63	3,309	23	44
Net realized and unrealized gain (loss) on investments	3,644	55	2,789	15	40
Net increase (decrease) in net assets resulting from operations	$ 3,567	$ 54	$ 2,714	$ 15	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 4	$ -	$ 2	$ 6
Total investment income	-	4	-	2	6
Expenses:					
Mortality, expense risk and other charges	3	1	1	2	5
Total expenses	3	1	1	2	5
Net investment income (loss)	(3)	3	(1)	-	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11)	4	(4)	(25)	(90)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(11)	4	(4)	(25)	(90)
Net unrealized appreciation (depreciation) of investments	116	3	30	76	304
Net realized and unrealized gain (loss) on investments	105	7	26	51	214
Net increase (decrease) in net assets resulting from operations	$ 102	$ 10	$ 25	$ 51	$ 215

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 6	$ -	$ 382
Total investment income	-	3	6	-	382
Expenses:					
Mortality, expense risk and other charges	2	14	8	11	733
Total expenses	2	14	8	11	733
Net investment income (loss)	(2)	(11)	(2)	(11)	(351)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(16)	3	(93)	(83)	(7,807)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(16)	3	(93)	(83)	(7,807)
Net unrealized appreciation (depreciation) of investments	79	441	306	395	25,992
Net realized and unrealized gain (loss) on investments	63	444	213	312	18,185
Net increase (decrease) in net assets resulting from operations	$ 61	$ 433	$ 211	$ 301	$ 17,834

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Morgan Stanley U.S. Small Cap Value Portfolio - Class I	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 13	$ 38	$ 731
Total investment income	1	-	13	38	731
Expenses:					
Mortality, expense risk and					
other charges	3	-	29	11	415
Total expenses	3	-	29	11	415
Net investment income (loss)	(2)	-	(16)	27	316
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(27)	(211)	(226)	(242)	(1,193)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(27)	(211)	(226)	(242)	(1,193)
Net unrealized appreciation					
(depreciation) of investments	151	564	1,046	1,206	16,050
Net realized and unrealized gain (loss)					
on investments	124	353	820	964	14,857
Net increase (decrease) in net assets					
resulting from operations	$ 122	$ 353	$ 804	$ 991	$ 15,173

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ 964	$ 6	$ 1	$ 48
Total investment income	-	964	6	1	48
Expenses:					
Mortality, expense risk and other charges	4	1,671	3	1	63
Total expenses	4	1,671	3	1	63
Net investment income (loss)	(4)	(707)	3	-	(15)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(24)	(6,072)	(43)	(2)	(423)
Capital gains distributions	-	-	6	-	-
Total realized gain (loss) on investments and capital gains distributions	(24)	(6,072)	(37)	(2)	(423)
Net unrealized appreciation (depreciation) of investments	196	104,437	114	18	2,466
Net realized and unrealized gain (loss) on investments	172	98,365	77	16	2,043
Net increase (decrease) in net assets resulting from operations	$ 168	$ 97,658	$ 80	$ 16	$ 2,028

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Oppenheimer MidCap Fund/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 825	$ 2,669	$ 252
Total investment income	-	1	825	2,669	252
Expenses:					
Mortality, expense risk and other charges	-	1	472	801	22
Total expenses	-	1	472	801	22
Net investment income (loss)	-	-	353	1,868	230
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(1)	(1,140)	(277)	(260)
Capital gains distributions	-	-	-	4,154	-
Total realized gain (loss) on investments and capital gains distributions	(2)	(1)	(1,140)	3,877	(260)
Net unrealized appreciation (depreciation) of investments	6	18	9,847	7,547	1,719
Net realized and unrealized gain (loss) on investments	4	17	8,707	11,424	1,459
Net increase (decrease) in net assets resulting from operations	$ 4	$ 17	$ 9,060	$ 13,292	$ 1,689

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 224	$ -	$ 1,225	$ -	$ 31
Total investment income	224	-	1,225	-	31
Expenses:					
Mortality, expense risk and other charges	175	-	159	-	44
Total expenses	175	-	159	-	44
Net investment income (loss)	49	-	1,066	-	(13)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,605)	-	(967)	-	(309)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,605)	-	(967)	-	(309)
Net unrealized appreciation (depreciation) of investments	13,762	-	6,964	-	1,963
Net realized and unrealized gain (loss) on investments	10,157	-	5,997	-	1,654
Net increase (decrease) in net assets resulting from operations	$ 10,206	$ -	$ 7,063	$ -	$ 1,641

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	RiverSource® Diversified Equity Income Fund - Class R-3	RiverSource® Diversified Equity Income Fund - Class R-4	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 47	$ 21	$ 7	$ 2
Total investment income	2	47	21	7	2
Expenses:					
Mortality, expense risk and other charges	-	19	13	6	1
Total expenses	-	19	13	6	1
Net investment income (loss)	2	28	8	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	(235)	(65)	(63)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	(235)	(65)	(63)	-
Net unrealized appreciation (depreciation) of investments	17	793	603	372	24
Net realized and unrealized gain (loss) on investments	18	558	538	309	24
Net increase (decrease) in net assets resulting from operations	$ 20	$ 586	$ 546	$ 310	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Van Kampen Small Cap Value Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 16	$ 5,830	$ -	$ 3	$ 8
Total investment income	16	5,830	-	3	8
Expenses:					
Mortality, expense risk and other charges	8	1,212	-	1	2
Total expenses	8	1,212	-	1	2
Net investment income (loss)	8	4,618	-	2	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(231)	496	-	(14)	(12)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(231)	496	-	(14)	(12)
Net unrealized appreciation (depreciation) of investments	584	15,852	5	25	37
Net realized and unrealized gain (loss) on investments	353	16,348	5	11	25
Net increase (decrease) in net assets resulting from operations	$ 361	$ 20,966	$ 5	$ 13	$ 31

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Small Company Growth Portfolio	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM], Inc. - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 369	$ -	$ -	$ 113
Total investment income	1	369	-	-	113
Expenses:					
Mortality, expense risk and other charges	1	78	407	166	28
Total expenses	1	78	407	166	28
Net investment income (loss)	-	291	(407)	(166)	85
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	(2,027)	(1,337)	(583)	(409)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4)	(2,027)	(1,337)	(583)	(409)
Net unrealized appreciation (depreciation) of investments	30	5,528	26,450	7,498	999
Net realized and unrealized gain (loss) on investments	26	3,501	25,113	6,915	590
Net increase (decrease) in net assets resulting from operations	$ 26	$ 3,792	$ 24,706	$ 6,749	$ 675

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Washington Mutual Investors Fund^SM^, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net investment income (loss)		
Income:		
Dividends	$ 2,095	$ -
Total investment income	2,095	-
Expenses:		
Mortality, expense risk and		
other charges	627	1
Total expenses	627	1
Net investment income (loss)	1,468	(1)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	(2,180)	(1)
Capital gains distributions	-	-
Total realized gain (loss) on investments		
and capital gains distributions	(2,180)	(1)
Net unrealized appreciation		
(depreciation) of investments	12,168	28
Net realized and unrealized gain (loss)		
on investments	9,988	27
Net increase (decrease) in net assets		
resulting from operations	$ 11,456	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares
Net assets at January 1, 2008	$ 270	$ 34	$ 144	$ 33,456
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(2)	(270)
Total realized gain (loss) on investments and capital gains distributions	(19)	(8)	-	831
Net unrealized appreciation (depreciation) of investments	(65)	(11)	(44)	(14,466)
Net increase (decrease) in net assets from operations	(84)	(19)	(46)	(13,905)
Changes from contract transactions:				
Total unit transactions	46	5	24	(1,680)
Net increase (decrease) in assets derived from principal transactions	46	5	24	(1,680)
Total increase (decrease) in net assets	(38)	(14)	(22)	(15,585)
Net assets at December 31, 2008	232	20	122	17,871
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(7)	-	(1)	(70)
Total realized gain (loss) on investments and capital gains distributions	(69)	-	(18)	(406)
Net unrealized appreciation (depreciation) of investments	343	8	51	3,925
Net increase (decrease) in net assets from operations	267	8	32	3,449
Changes from contract transactions:				
Total unit transactions	1,813	3	10	(677)
Net increase (decrease) in assets derived from principal transactions	1,813	3	10	(677)
Total increase (decrease) in net assets	2,080	11	42	2,772
Net assets at December 31, 2009	$ 2,312	$ 31	$ 164	$ 20,643

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A
Net assets at January 1, 2008	$ 48,225	$ -	$ 120	$ 645
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	466	-	2	5
Total realized gain (loss) on investments and capital gains distributions	1,359	-	(5)	60
Net unrealized appreciation (depreciation) of investments	(16,338)	-	(78)	(321)
Net increase (decrease) in net assets from operations	(14,513)	-	(81)	(256)
Changes from contract transactions:				
Total unit transactions	(2,058)	-	107	(18)
Net increase (decrease) in assets derived from principal transactions	(2,058)	-	107	(18)
Total increase (decrease) in net assets	(16,571)	-	26	(274)
Net assets at December 31, 2008	31,654	-	146	371
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	289	(2)	-	11
Total realized gain (loss) on investments and capital gains distributions	483	8	(19)	(111)
Net unrealized appreciation (depreciation) of investments	7,409	77	50	175
Net increase (decrease) in net assets from operations	8,181	83	31	75
Changes from contract transactions:				
Total unit transactions	(1,232)	981	19	(12)
Net increase (decrease) in assets derived from principal transactions	(1,232)	981	19	(12)
Total increase (decrease) in net assets	6,949	1,064	50	63
Net assets at December 31, 2009	$ 38,603	$ 1,064	$ 196	$ 434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund
Net assets at January 1, 2008	$ -	$ -	$ 454	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	8	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(120)	9	-
Net unrealized appreciation (depreciation) of investments	-	(110)	(140)	1
Net increase (decrease) in net assets from operations	-	(222)	(131)	1
Changes from contract transactions:				
Total unit transactions	-	802	13	35
Net increase (decrease) in assets derived from principal transactions	-	802	13	35
Total increase (decrease) in net assets	-	580	(118)	36
Net assets at December 31, 2008	-	580	336	36
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	27	5	(14)
Total realized gain (loss) on investments and capital gains distributions	-	(127)	(23)	16
Net unrealized appreciation (depreciation) of investments	13	292	121	518
Net increase (decrease) in net assets from operations	14	192	103	520
Changes from contract transactions:				
Total unit transactions	120	407	124	5,095
Net increase (decrease) in assets derived from principal transactions	120	407	124	5,095
Total increase (decrease) in net assets	134	599	227	5,615
Net assets at December 31, 2009	$ 134	$ 1,179	$ 563	$ 5,651

The accompanying notes are an integral part of these financial statements.

111

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class
Net assets at January 1, 2008	$ -	$ 6,361	$ -	$ 5,597
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	113	-	24
Total realized gain (loss) on investments and capital gains distributions	-	(50)	-	(228)
Net unrealized appreciation (depreciation) of investments	1	(1,566)	-	(1,827)
Net increase (decrease) in net assets from operations	1	(1,503)	-	(2,031)
Changes from contract transactions:				
Total unit transactions	45	(792)	-	139
Net increase (decrease) in assets derived from principal transactions	45	(792)	-	139
Total increase (decrease) in net assets	46	(2,295)	-	(1,892)
Net assets at December 31, 2008	46	4,066	-	3,705
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	37	86	114	38
Total realized gain (loss) on investments and capital gains distributions	24	(94)	29	(229)
Net unrealized appreciation (depreciation) of investments	776	955	53	848
Net increase (decrease) in net assets from operations	837	947	196	657
Changes from contract transactions:				
Total unit transactions	9,473	783	8,864	294
Net increase (decrease) in assets derived from principal transactions	9,473	783	8,864	294
Total increase (decrease) in net assets	10,310	1,730	9,060	951
Net assets at December 31, 2009	$ 10,356	$ 5,796	$ 9,060	$ 4,656

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Ariel Appreciation Fund	Ariel Fund	Artisan International Fund - Investor Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Net assets at January 1, 2008	$ 578	$ 838	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	2	3	-
Total realized gain (loss) on investments and capital gains distributions	29	(68)	(43)	-
Net unrealized appreciation (depreciation) of investments	(284)	(363)	(33)	-
Net increase (decrease) in net assets from operations	(257)	(429)	(73)	-
Changes from contract transactions:				
Total unit transactions	74	229	397	-
Net increase (decrease) in assets derived from principal transactions	74	229	397	-
Total increase (decrease) in net assets	(183)	(200)	324	-
Net assets at December 31, 2008	395	638	324	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(10)	12	(1)
Total realized gain (loss) on investments and capital gains distributions	(93)	(132)	27	3
Net unrealized appreciation (depreciation) of investments	375	599	290	16
Net increase (decrease) in net assets from operations	278	457	329	18
Changes from contract transactions:				
Total unit transactions	(51)	176	1,176	245
Net increase (decrease) in assets derived from principal transactions	(51)	176	1,176	245
Total increase (decrease) in net assets	227	633	1,505	263
Net assets at December 31, 2009	$ 622	$ 1,271	$ 1,829	$ 263

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	The Bond Fund of America[SM], Inc. - Class R-4	Calvert Social Balanced Portfolio	Capital World Growth & Income Fund[SM], Inc. - Class R-3	Columbia[SM] Acorn Fund® - Class Z
Net assets at January 1, 2008	$ -	$ 59,468	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	33	676	-	1
Total realized gain (loss) on investments and capital gains distributions	(77)	(853)	-	(50)
Net unrealized appreciation (depreciation) of investments	(82)	(17,531)	-	(283)
Net increase (decrease) in net assets from operations	(126)	(17,708)	-	(332)
Changes from contract transactions:				
Total unit transactions	2,055	(5,870)	-	1,139
Net increase (decrease) in assets derived from principal transactions	2,055	(5,870)	-	1,139
Total increase (decrease) in net assets	1,929	(23,578)	-	807
Net assets at December 31, 2008	1,929	35,890	-	807
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	133	448	-	5
Total realized gain (loss) on investments and capital gains distributions	(38)	(1,348)	-	(101)
Net unrealized appreciation (depreciation) of investments	410	9,120	-	666
Net increase (decrease) in net assets from operations	505	8,220	-	570
Changes from contract transactions:				
Total unit transactions	3,548	(1,716)	14	1,074
Net increase (decrease) in assets derived from principal transactions	3,548	(1,716)	14	1,074
Total increase (decrease) in net assets	4,053	6,504	14	1,644
Net assets at December 31, 2009	$ 5,982	$ 42,394	$ 14	$ 2,451

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	DWS Equity 500 Index Fund - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ 228
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	6	-	2
Total realized gain (loss) on investments and capital gains distributions	(19)	(25)	-	(5)
Net unrealized appreciation (depreciation) of investments	(61)	(194)	-	(96)
Net increase (decrease) in net assets from operations	(72)	(213)	-	(99)
Changes from contract transactions:				
Total unit transactions	1,647	774	-	39
Net increase (decrease) in assets derived from principal transactions	1,647	774	-	39
Total increase (decrease) in net assets	1,575	561	-	(60)
Net assets at December 31, 2008	1,575	561	-	168
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	10	-	2
Total realized gain (loss) on investments and capital gains distributions	(75)	(161)	-	(8)
Net unrealized appreciation (depreciation) of investments	724	439	4	55
Net increase (decrease) in net assets from operations	650	288	4	49
Changes from contract transactions:				
Total unit transactions	736	465	66	30
Net increase (decrease) in assets derived from principal transactions	736	465	66	30
Total increase (decrease) in net assets	1,386	753	70	79
Net assets at December 31, 2009	$ 2,961	$ 1,314	$ 70	$ 247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A
Net assets at January 1, 2008	$ -	$ 9,594	$ 212,894	$ 94,562
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	110	2,254	28
Total realized gain (loss) on investments and capital gains distributions	-	416	8,005	(4,341)
Net unrealized appreciation (depreciation) of investments	-	(5,005)	(111,600)	(25,388)
Net increase (decrease) in net assets from operations	-	(4,479)	(101,341)	(29,701)
Changes from contract transactions:				
Total unit transactions	-	2,137	44,205	(2,705)
Net increase (decrease) in assets derived from principal transactions	-	2,137	44,205	(2,705)
Total increase (decrease) in net assets	-	(2,342)	(57,136)	(32,406)
Net assets at December 31, 2008	-	7,252	155,758	62,156
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	116	2,286	(389)
Total realized gain (loss) on investments and capital gains distributions	-	(382)	(1,370)	(4,393)
Net unrealized appreciation (depreciation) of investments	-	3,283	62,717	23,251
Net increase (decrease) in net assets from operations	-	3,017	63,633	18,469
Changes from contract transactions:				
Total unit transactions	13	1,308	27,646	2,088
Net increase (decrease) in assets derived from principal transactions	13	1,308	27,646	2,088
Total increase (decrease) in net assets	13	4,325	91,279	20,557
Net assets at December 31, 2009	$ 13	$ 11,577	$ 247,037	$ 82,713

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2008	$ 426,528	$ 329,714	$ 7,556	$ 60,698
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,655	(560)	488	686
Total realized gain (loss) on investments and capital gains distributions	(8,493)	(11,477)	(251)	6,331
Net unrealized appreciation (depreciation) of investments	(167,463)	(137,412)	(2,028)	(32,555)
Net increase (decrease) in net assets from operations	(171,301)	(149,449)	(1,791)	(25,538)
Changes from contract transactions:				
Total unit transactions	(41,916)	(21,170)	(749)	(5,495)
Net increase (decrease) in assets derived from principal transactions	(41,916)	(21,170)	(749)	(5,495)
Total increase (decrease) in net assets	(213,217)	(170,619)	(2,540)	(31,033)
Net assets at December 31, 2008	213,311	159,095	5,016	29,665
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,068	(901)	573	379
Total realized gain (loss) on investments and capital gains distributions	(12,958)	(15,315)	(594)	(1,592)
Net unrealized appreciation (depreciation) of investments	68,342	57,323	2,477	8,368
Net increase (decrease) in net assets from operations	58,452	41,107	2,456	7,155
Changes from contract transactions:				
Total unit transactions	(8,048)	(9,354)	1,531	(1,169)
Net increase (decrease) in assets derived from principal transactions	(8,048)	(9,354)	1,531	(1,169)
Total increase (decrease) in net assets	50,404	31,753	3,987	5,986
Net assets at December 31, 2009	$ 263,715	$ 190,848	$ 9,003	$ 35,651

The accompanying notes are an integral part of these financial statements.

117

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Net assets at January 1, 2008	$ 1,311,557	$ 126,698	$ 9,972	$ 20,260
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	241	1,216	49	345
Total realized gain (loss) on investments and capital gains distributions	20,067	406	1,221	1,670
Net unrealized appreciation (depreciation) of investments	(575,536)	(47,617)	(5,975)	(8,664)
Net increase (decrease) in net assets from operations	(555,228)	(45,995)	(4,705)	(6,649)
Changes from contract transactions:				
Total unit transactions	(34,065)	(5,564)	2,739	1,949
Net increase (decrease) in assets derived from principal transactions	(34,065)	(5,564)	2,739	1,949
Total increase (decrease) in net assets	(589,293)	(51,559)	(1,966)	(4,700)
Net assets at December 31, 2008	722,264	75,139	8,006	15,560
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,032	1,313	80	259
Total realized gain (loss) on investments and capital gains distributions	(26,951)	(77)	(492)	(236)
Net unrealized appreciation (depreciation) of investments	269,736	18,108	4,038	4,242
Net increase (decrease) in net assets from operations	246,817	19,344	3,626	4,265
Changes from contract transactions:				
Total unit transactions	1,428	761	2,316	274
Net increase (decrease) in assets derived from principal transactions	1,428	761	2,316	274
Total increase (decrease) in net assets	248,245	20,105	5,942	4,539
Net assets at December 31, 2009	$ 970,509	$ 95,244	$ 13,948	$ 20,099

The accompanying notes are an integral part of these financial statements.

118

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3
Net assets at January 1, 2008	$ 2,445	$ 767	$ 91,636	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11	(4)	189	-
Total realized gain (loss) on investments and capital gains distributions	108	(39)	6,374	-
Net unrealized appreciation (depreciation) of investments	(884)	(243)	(37,896)	-
Net increase (decrease) in net assets from operations	(765)	(286)	(31,333)	-
Changes from contract transactions:				
Total unit transactions	387	(85)	3,170	13
Net increase (decrease) in assets derived from principal transactions	387	(85)	3,170	13
Total increase (decrease) in net assets	(378)	(371)	(28,163)	13
Net assets at December 31, 2008	2,067	396	63,473	13
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	(4)	527	1
Total realized gain (loss) on investments and capital gains distributions	(41)	(95)	630	5
Net unrealized appreciation (depreciation) of investments	577	255	17,388	47
Net increase (decrease) in net assets from operations	542	156	18,545	53
Changes from contract transactions:				
Total unit transactions	744	11	4,649	439
Net increase (decrease) in assets derived from principal transactions	744	11	4,649	439
Total increase (decrease) in net assets	1,286	167	23,194	492
Net assets at December 31, 2009	$ 3,353	$ 563	$ 86,667	$ 505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fundamental Investors^{SM}, Inc. - Class R-4	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3
Net assets at January 1, 2008	$ -	$ 12,442	$ 248,778	$ 1,660
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	28	(8)	(20)	61
Total realized gain (loss) on investments and capital gains distributions	(83)	(22)	382	(31)
Net unrealized appreciation (depreciation) of investments	(1,214)	(5,721)	(110,408)	(621)
Net increase (decrease) in net assets from operations	(1,269)	(5,751)	(110,046)	(591)
Changes from contract transactions:				
Total unit transactions	9,549	2,867	42,388	466
Net increase (decrease) in assets derived from principal transactions	9,549	2,867	42,388	466
Total increase (decrease) in net assets	8,280	(2,884)	(67,658)	(125)
Net assets at December 31, 2008	8,280	9,558	181,120	1,535
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	109	7	256	62
Total realized gain (loss) on investments and capital gains distributions	(171)	(202)	(1,129)	(230)
Net unrealized appreciation (depreciation) of investments	4,447	3,954	67,468	517
Net increase (decrease) in net assets from operations	4,385	3,759	66,595	349
Changes from contract transactions:				
Total unit transactions	9,116	1,963	29,397	(106)
Net increase (decrease) in assets derived from principal transactions	9,116	1,963	29,397	(106)
Total increase (decrease) in net assets	13,501	5,722	95,992	243
Net assets at December 31, 2009	$ 21,781	$ 15,280	$ 277,112	$ 1,778

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Balanced Portfolio - Class I	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Net assets at January 1, 2008	$ 528,434	$ 136	$ 1,923	$ 1,405
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11,005	1	42	61
Total realized gain (loss) on investments and capital gains distributions	12,369	(8)	(103)	-
Net unrealized appreciation (depreciation) of investments	(162,838)	(56)	(668)	80
Net increase (decrease) in net assets from operations	(139,464)	(63)	(729)	141
Changes from contract transactions:				
Total unit transactions	(74,044)	28	163	1,289
Net increase (decrease) in assets derived from principal transactions	(74,044)	28	163	1,289
Total increase (decrease) in net assets	(213,508)	(35)	(566)	1,430
Net assets at December 31, 2008	314,926	101	1,357	2,835
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11,249	-	47	130
Total realized gain (loss) on investments and capital gains distributions	(27,508)	(112)	(523)	23
Net unrealized appreciation (depreciation) of investments	70,457	91	853	(3)
Net increase (decrease) in net assets from operations	54,198	(21)	377	150
Changes from contract transactions:				
Total unit transactions	(27,279)	(80)	(123)	1,841
Net increase (decrease) in assets derived from principal transactions	(27,279)	(80)	(123)	1,841
Total increase (decrease) in net assets	26,919	(101)	254	1,991
Net assets at December 31, 2009	$ 341,845	$ -	$ 1,611	$ 4,826

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 3,064	$ 421,252	$ 249	$ 3,891
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	124	17,688	12	(31)
Total realized gain (loss) on investments and capital gains distributions	75	6,073	(4)	53
Net unrealized appreciation (depreciation) of investments	(577)	(62,449)	(30)	(1,906)
Net increase (decrease) in net assets from operations	(378)	(38,688)	(22)	(1,884)
Changes from contract transactions:				
Total unit transactions	795	(32,180)	(15)	26
Net increase (decrease) in assets derived from principal transactions	795	(32,180)	(15)	26
Total increase (decrease) in net assets	417	(70,868)	(37)	(1,858)
Net assets at December 31, 2008	3,481	350,384	212	2,033
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	206	20,719	19	(12)
Total realized gain (loss) on investments and capital gains distributions	(145)	(6,552)	(7)	(1,380)
Net unrealized appreciation (depreciation) of investments	341	21,042	25	1,897
Net increase (decrease) in net assets from operations	402	35,209	37	505
Changes from contract transactions:				
Total unit transactions	(84)	(6,604)	100	(2,538)
Net increase (decrease) in assets derived from principal transactions	(84)	(6,604)	100	(2,538)
Total increase (decrease) in net assets	318	28,605	137	(2,033)
Net assets at December 31, 2009	$ 3,799	$ 378,989	$ 349	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class
Net assets at January 1, 2008	$ 59,851	$ 115,938	$ 43	$ 147
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(495)	(754)	-	-
Total realized gain (loss) on investments and capital gains distributions	4,598	6,021	7	(11)
Net unrealized appreciation (depreciation) of investments	(31,754)	(49,073)	(47)	(52)
Net increase (decrease) in net assets from operations	(27,651)	(43,806)	(40)	(63)
Changes from contract transactions:				
Total unit transactions	1,138	(8,829)	83	(5)
Net increase (decrease) in assets derived from principal transactions	1,138	(8,829)	83	(5)
Total increase (decrease) in net assets	(26,513)	(52,635)	43	(68)
Net assets at December 31, 2008	33,338	63,303	86	79
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	874	(291)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(3,622)	(4,578)	(31)	(38)
Net unrealized appreciation (depreciation) of investments	9,043	22,883	60	79
Net increase (decrease) in net assets from operations	6,295	18,014	28	41
Changes from contract transactions:				
Total unit transactions	(3,008)	(2,297)	44	57
Net increase (decrease) in assets derived from principal transactions	(3,008)	(2,297)	44	57
Total increase (decrease) in net assets	3,287	15,717	72	98
Net assets at December 31, 2009	$ 36,625	$ 79,020	$ 158	$ 177

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 942	$ 20,838	$ 6,256
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(121)	7	80	(52)
Total realized gain (loss) on investments and capital gains distributions	(913)	114	1,340	286
Net unrealized appreciation (depreciation) of investments	(15,512)	(590)	(11,957)	(2,687)
Net increase (decrease) in net assets from operations	(16,546)	(469)	(10,537)	(2,453)
Changes from contract transactions:				
Total unit transactions	52,513	251	6,988	3,395
Net increase (decrease) in assets derived from principal transactions	52,513	251	6,988	3,395
Total increase (decrease) in net assets	35,967	(218)	(3,549)	942
Net assets at December 31, 2008	35,967	724	17,289	7,198
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	692	28	605	(71)
Total realized gain (loss) on investments and capital gains distributions	(1,889)	(765)	(5,708)	(464)
Net unrealized appreciation (depreciation) of investments	13,526	916	12,068	2,060
Net increase (decrease) in net assets from operations	12,329	179	6,965	1,525
Changes from contract transactions:				
Total unit transactions	2,146	412	2,356	996
Net increase (decrease) in assets derived from principal transactions	2,146	412	2,356	996
Total increase (decrease) in net assets	14,475	591	9,321	2,521
Net assets at December 31, 2009	$ 50,442	$ 1,315	$ 26,610	$ 9,719

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 19,443	$ 44	$ 109,431
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(5)	1	814
Total realized gain (loss) on investments and capital gains distributions	(1)	1,477	6	16,984
Net unrealized appreciation (depreciation) of investments	-	(11,681)	(24)	(74,214)
Net increase (decrease) in net assets from operations	(1)	(10,209)	(17)	(56,416)
Changes from contract transactions:				
Total unit transactions	36	12,203	(2)	20,558
Net increase (decrease) in assets derived from principal transactions	36	12,203	(2)	20,558
Total increase (decrease) in net assets	35	1,994	(19)	(35,858)
Net assets at December 31, 2008	35	21,437	25	73,573
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(105)	-	(582)
Total realized gain (loss) on investments and capital gains distributions	38	(398)	(4)	(4,671)
Net unrealized appreciation (depreciation) of investments	63	10,796	12	32,959
Net increase (decrease) in net assets from operations	101	10,293	8	27,706
Changes from contract transactions:				
Total unit transactions	242	9,881	(6)	6,489
Net increase (decrease) in assets derived from principal transactions	242	9,881	(6)	6,489
Total increase (decrease) in net assets	343	20,174	2	34,195
Net assets at December 31, 2009	$ 378	$ 41,611	$ 27	$ 107,768

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Institutional Class	ING Index Plus International Equity Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
Net assets at January 1, 2008	$ 4,394	$ 22,362	$ 7,116	$ 4,611
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(29)	957	254	6
Total realized gain (loss) on investments and capital gains distributions	(944)	2,290	272	750
Net unrealized appreciation (depreciation) of investments	(1,123)	(12,785)	(3,273)	(5,728)
Net increase (decrease) in net assets from operations	(2,096)	(9,538)	(2,747)	(4,972)
Changes from contract transactions:				
Total unit transactions	(850)	(1,453)	(1,436)	7,766
Net increase (decrease) in assets derived from principal transactions	(850)	(1,453)	(1,436)	7,766
Total increase (decrease) in net assets	(2,946)	(10,991)	(4,183)	2,794
Net assets at December 31, 2008	1,448	11,371	2,933	7,405
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	41	741	178	(5)
Total realized gain (loss) on investments and capital gains distributions	(1,077)	(11,721)	(2,983)	(2,177)
Net unrealized appreciation (depreciation) of investments	1,322	13,089	3,363	5,433
Net increase (decrease) in net assets from operations	286	2,109	558	3,251
Changes from contract transactions:				
Total unit transactions	(1,734)	(13,480)	(3,491)	2,464
Net increase (decrease) in assets derived from principal transactions	(1,734)	(13,480)	(3,491)	2,464
Total increase (decrease) in net assets	(1,448)	(11,371)	(2,933)	5,715
Net assets at December 31, 2009	$ -	$ -	$ -	$ 13,120

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 368	$ 43,831	$ 40,173	$ 2,468
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	9	512	387	(10)
Total realized gain (loss) on investments and capital gains distributions	(101)	3,302	2,968	38
Net unrealized appreciation (depreciation) of investments	(153)	(25,117)	(22,553)	(903)
Net increase (decrease) in net assets from operations	(245)	(21,303)	(19,198)	(875)
Changes from contract transactions:				
Total unit transactions	48	(4,081)	(5,250)	536
Net increase (decrease) in assets derived from principal transactions	48	(4,081)	(5,250)	536
Total increase (decrease) in net assets	(197)	(25,384)	(24,448)	(339)
Net assets at December 31, 2008	171	18,447	15,725	2,129
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	164	76	(12)
Total realized gain (loss) on investments and capital gains distributions	(61)	(228)	(1,111)	(241)
Net unrealized appreciation (depreciation) of investments	225	13,759	12,562	1,026
Net increase (decrease) in net assets from operations	166	13,695	11,527	773
Changes from contract transactions:				
Total unit transactions	84	4,759	2,935	715
Net increase (decrease) in assets derived from principal transactions	84	4,759	2,935	715
Total increase (decrease) in net assets	250	18,454	14,462	1,488
Net assets at December 31, 2009	$ 421	$ 36,901	$ 30,187	$ 3,617

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class
Net assets at January 1, 2008	$ 72	$ 1,839	$ 131,763	$ 516
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	32	2,313	13
Total realized gain (loss) on investments and capital gains distributions	(16)	(87)	9,152	66
Net unrealized appreciation (depreciation) of investments	(8)	(626)	(57,524)	(350)
Net increase (decrease) in net assets from operations	(23)	(681)	(46,059)	(271)
Changes from contract transactions:				
Total unit transactions	(21)	(32)	(12,544)	261
Net increase (decrease) in assets derived from principal transactions	(21)	(32)	(12,544)	261
Total increase (decrease) in net assets	(44)	(713)	(58,603)	(10)
Net assets at December 31, 2008	28	1,126	73,160	506
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	77	61	1
Total realized gain (loss) on investments and capital gains distributions	(22)	(713)	(8,357)	(54)
Net unrealized appreciation (depreciation) of investments	19	807	20,444	157
Net increase (decrease) in net assets from operations	-	171	12,148	104
Changes from contract transactions:				
Total unit transactions	(28)	(1,297)	(5,666)	58
Net increase (decrease) in assets derived from principal transactions	(28)	(1,297)	(5,666)	58
Total increase (decrease) in net assets	(28)	(1,126)	6,482	162
Net assets at December 31, 2009	$ -	$ -	$ 79,642	$ 668

The accompanying notes are an integral part of these financial statements.

128

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 4,327	$ 64	$ 12,551
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	13	(14)	-	1
Total realized gain (loss) on investments and capital gains distributions	(350)	120	(41)	458
Net unrealized appreciation (depreciation) of investments	(2,548)	(600)	(33)	(6,943)
Net increase (decrease) in net assets from operations	(2,885)	(494)	(74)	(6,484)
Changes from contract transactions:				
Total unit transactions	8,099	(3,527)	75	341
Net increase (decrease) in assets derived from principal transactions	8,099	(3,527)	75	341
Total increase (decrease) in net assets	5,214	(4,021)	1	(6,143)
Net assets at December 31, 2008	5,214	306	65	6,408
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	-	-	19
Total realized gain (loss) on investments and capital gains distributions	(468)	(76)	(12)	(1,426)
Net unrealized appreciation (depreciation) of investments	2,048	147	36	3,630
Net increase (decrease) in net assets from operations	1,596	71	24	2,223
Changes from contract transactions:				
Total unit transactions	574	(40)	86	(55)
Net increase (decrease) in assets derived from principal transactions	574	(40)	86	(55)
Total increase (decrease) in net assets	2,170	31	110	2,168
Net assets at December 31, 2009	$ 7,384	$ 337	$ 175	$ 8,576

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2008	$ 567	$ 81,146	$ 33,604	$ 37,523
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	24	3,506	1,362	775
Total realized gain (loss) on investments and capital gains distributions	(25)	4,166	1,275	3,714
Net unrealized appreciation (depreciation) of investments	(159)	(24,202)	(9,967)	(20,213)
Net increase (decrease) in net assets from operations	(160)	(16,530)	(7,330)	(15,724)
Changes from contract transactions:				
Total unit transactions	90	(12,962)	(3,924)	2,976
Net increase (decrease) in assets derived from principal transactions	90	(12,962)	(3,924)	2,976
Total increase (decrease) in net assets	(70)	(29,492)	(11,254)	(12,748)
Net assets at December 31, 2008	497	51,654	22,350	24,775
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	15	991	354	1,354
Total realized gain (loss) on investments and capital gains distributions	(65)	(2,306)	(1,784)	(1,427)
Net unrealized appreciation (depreciation) of investments	183	9,743	5,205	8,101
Net increase (decrease) in net assets from operations	133	8,428	3,775	8,028
Changes from contract transactions:				
Total unit transactions	266	(1,728)	(442)	1,313
Net increase (decrease) in assets derived from principal transactions	266	(1,728)	(442)	1,313
Total increase (decrease) in net assets	399	6,700	3,333	9,341
Net assets at December 31, 2009	$ 896	$ 58,354	$ 25,683	$ 34,116

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class
Net assets at January 1, 2008	$ 2,004	$ 800	$ 5,722	$ 156,482
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	31	56	404	2,906
Total realized gain (loss) on investments and capital gains distributions	(453)	(79)	(586)	(2,534)
Net unrealized appreciation (depreciation) of investments	(434)	(157)	(1,227)	(48,595)
Net increase (decrease) in net assets from operations	(856)	(180)	(1,409)	(48,223)
Changes from contract transactions:				
Total unit transactions	194	(11)	149	3,109
Net increase (decrease) in assets derived from principal transactions	194	(11)	149	3,109
Total increase (decrease) in net assets	(662)	(191)	(1,260)	(45,114)
Net assets at December 31, 2008	1,342	609	4,462	111,368
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	129	610	(1,047)
Total realized gain (loss) on investments and capital gains distributions	(323)	(6)	(446)	(7,004)
Net unrealized appreciation (depreciation) of investments	453	503	3,028	22,114
Net increase (decrease) in net assets from operations	135	626	3,192	14,063
Changes from contract transactions:				
Total unit transactions	(1,477)	2,191	5,009	(607)
Net increase (decrease) in assets derived from principal transactions	(1,477)	2,191	5,009	(607)
Total increase (decrease) in net assets	(1,342)	2,817	8,201	13,456
Net assets at December 31, 2009	$ -	$ 3,426	$ 12,663	$ 124,824

The accompanying notes are an integral part of these financial statements.

131

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Pioneer Equity Income Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2008	$ -	$ 16,489	$ 111	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	421	3	-
Total realized gain (loss) on investments and capital gains distributions	-	261	2	(1)
Net unrealized appreciation (depreciation) of investments	-	(6,636)	(53)	(1)
Net increase (decrease) in net assets from operations	-	(5,954)	(48)	(2)
Changes from contract transactions:				
Total unit transactions	-	1,096	46	4
Net increase (decrease) in assets derived from principal transactions	-	1,096	46	4
Total increase (decrease) in net assets	-	(4,858)	(2)	2
Net assets at December 31, 2008	-	11,631	109	2
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	100	2	-
Total realized gain (loss) on investments and capital gains distributions	-	(1,124)	(6)	(1)
Net unrealized appreciation (depreciation) of investments	-	3,893	83	1
Net increase (decrease) in net assets from operations	-	2,869	79	-
Changes from contract transactions:				
Total unit transactions	3	547	165	(2)
Net increase (decrease) in assets derived from principal transactions	3	547	165	(2)
Total increase (decrease) in net assets	3	3,416	244	(2)
Net assets at December 31, 2009	$ 3	$ 15,047	$ 353	$ -

The accompanying notes are an integral part of these financial statements.

132

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2008	$ 96,991	$ 16	$ 3,588	$ 168,990
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	996	3	112	6,214
Total realized gain (loss) on investments and capital gains distributions	2,997	9	24	15,596
Net unrealized appreciation (depreciation) of investments	(36,707)	(74)	(1,486)	(79,630)
Net increase (decrease) in net assets from operations	(32,714)	(62)	(1,350)	(57,820)
Changes from contract transactions:				
Total unit transactions	1,187	250	134	47,698
Net increase (decrease) in assets derived from principal transactions	1,187	250	134	47,698
Total increase (decrease) in net assets	(31,527)	188	(1,216)	(10,122)
Net assets at December 31, 2008	65,464	204	2,372	158,868
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	471	2	20	2,472
Total realized gain (loss) on investments and capital gains distributions	(3,155)	(15)	(49)	(4,874)
Net unrealized appreciation (depreciation) of investments	19,190	76	809	58,572
Net increase (decrease) in net assets from operations	16,506	63	780	56,170
Changes from contract transactions:				
Total unit transactions	1,897	75	800	42,889
Net increase (decrease) in assets derived from principal transactions	1,897	75	800	42,889
Total increase (decrease) in net assets	18,403	138	1,580	99,059
Net assets at December 31, 2009	$ 83,867	$ 342	$ 3,952	$ 257,927

The accompanying notes are an integral part of these financial statements.

133

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 1,151	$ 101,704	$ 1,186	$ 2,833
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	32	3,165	3	(1)
Total realized gain (loss) on investments and capital gains distributions	8	7,576	19	(4)
Net unrealized appreciation (depreciation) of investments	(532)	(49,945)	(514)	(1,297)
Net increase (decrease) in net assets from operations	(492)	(39,204)	(492)	(1,302)
Changes from contract transactions:				
Total unit transactions	259	12,008	80	579
Net increase (decrease) in assets derived from principal transactions	259	12,008	80	579
Total increase (decrease) in net assets	(233)	(27,196)	(412)	(723)
Net assets at December 31, 2008	918	74,508	774	2,110
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	14	917	15	35
Total realized gain (loss) on investments and capital gains distributions	(89)	(1,868)	(213)	(277)
Net unrealized appreciation (depreciation) of investments	339	21,745	432	1,046
Net increase (decrease) in net assets from operations	264	20,794	234	804
Changes from contract transactions:				
Total unit transactions	207	15,504	(270)	611
Net increase (decrease) in assets derived from principal transactions	207	15,504	(270)	611
Total increase (decrease) in net assets	471	36,298	(36)	1,415
Net assets at December 31, 2009	$ 1,389	$ 110,806	$ 738	$ 3,525

The accompanying notes are an integral part of these financial statements.

134

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 87	$ 17,288	$ 1,022
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(1)	475	(1)
Total realized gain (loss) on investments and capital gains distributions	(90)	(11)	716	(192)
Net unrealized appreciation (depreciation) of investments	(94)	(132)	(7,115)	(231)
Net increase (decrease) in net assets from operations	(186)	(144)	(5,924)	(424)
Changes from contract transactions:				
Total unit transactions	548	202	1,747	349
Net increase (decrease) in assets derived from principal transactions	548	202	1,747	349
Total increase (decrease) in net assets	362	58	(4,177)	(75)
Net assets at December 31, 2008	362	145	13,111	947
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	17	-	76	(2)
Total realized gain (loss) on investments and capital gains distributions	136	(84)	(1,313)	(226)
Net unrealized appreciation (depreciation) of investments	94	123	4,644	572
Net increase (decrease) in net assets from operations	247	39	3,407	344
Changes from contract transactions:				
Total unit transactions	(609)	(184)	1,747	213
Net increase (decrease) in assets derived from principal transactions	(609)	(184)	1,747	213
Total increase (decrease) in net assets	(362)	(145)	5,154	557
Net assets at December 31, 2009	$ -	$ -	$ 18,265	$ 1,504

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I	ING International Growth Opportunities Fund - Class Q
Net assets at January 1, 2008	$ 520,246	$ -	$ -	$ 11
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	22,627	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,312	-	-	-
Net unrealized appreciation (depreciation) of investments	(14,424)	-	-	(8)
Net increase (decrease) in net assets from operations	9,515	-	-	(8)
Changes from contract transactions:				
Total unit transactions	11,258	-	-	4
Net increase (decrease) in assets derived from principal transactions	11,258	-	-	4
Total increase (decrease) in net assets	20,773	-	-	(4)
Net assets at December 31, 2008	541,019	-	-	7
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,492)	1	-	-
Total realized gain (loss) on investments and capital gains distributions	202	-	-	(5)
Net unrealized appreciation (depreciation) of investments	-	(1)	-	8
Net increase (decrease) in net assets from operations	(2,290)	-	-	3
Changes from contract transactions:				
Total unit transactions	(135,228)	24	3	(10)
Net increase (decrease) in assets derived from principal transactions	(135,228)	24	3	(10)
Total increase (decrease) in net assets	(137,518)	24	3	(7)
Net assets at December 31, 2009	$ 403,501	$ 24	$ 3	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2008	$ 2,221	$ 86	$ 4,430	$ 37
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	29	10	475	1
Total realized gain (loss) on investments and capital gains distributions	(92)	30	729	(7)
Net unrealized appreciation (depreciation) of investments	(1,196)	(75)	(2,931)	(10)
Net increase (decrease) in net assets from operations	(1,259)	(35)	(1,727)	(16)
Changes from contract transactions:				
Total unit transactions	299	27	114	18
Net increase (decrease) in assets derived from principal transactions	299	27	114	18
Total increase (decrease) in net assets	(960)	(8)	(1,613)	2
Net assets at December 31, 2008	1,261	78	2,817	39
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	14	1	29	-
Total realized gain (loss) on investments and capital gains distributions	(386)	(79)	(3,026)	(6)
Net unrealized appreciation (depreciation) of investments	944	78	2,988	16
Net increase (decrease) in net assets from operations	572	-	(9)	10
Changes from contract transactions:				
Total unit transactions	(191)	(78)	(2,808)	3
Net increase (decrease) in assets derived from principal transactions	(191)	(78)	(2,808)	3
Total increase (decrease) in net assets	381	(78)	(2,817)	13
Net assets at December 31, 2009	$ 1,642	$ -	$ -	$ 52

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 28,635	$ 3,217	$ 257	$ 108,700
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(43)	(23)	(1)	(814)
Total realized gain (loss) on investments and capital gains distributions	2,748	(40)	(27)	4,779
Net unrealized appreciation (depreciation) of investments	(10,546)	(1,397)	(109)	(50,479)
Net increase (decrease) in net assets from operations	(7,841)	(1,460)	(137)	(46,514)
Changes from contract transactions:				
Total unit transactions	1,281	369	96	4,050
Net increase (decrease) in assets derived from principal transactions	1,281	369	96	4,050
Total increase (decrease) in net assets	(6,560)	(1,091)	(41)	(42,464)
Net assets at December 31, 2008	22,075	2,126	216	66,236
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	237	(21)	(2)	(695)
Total realized gain (loss) on investments and capital gains distributions	(1,004)	(310)	(34)	73
Net unrealized appreciation (depreciation) of investments	9,487	1,082	223	25,057
Net increase (decrease) in net assets from operations	8,720	751	187	24,435
Changes from contract transactions:				
Total unit transactions	5,200	145	544	9,645
Net increase (decrease) in assets derived from principal transactions	5,200	145	544	9,645
Total increase (decrease) in net assets	13,920	896	731	34,080
Net assets at December 31, 2009	$ 35,995	$ 3,022	$ 947	$ 100,316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 796	$ 11,313	$ 4,044
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(9)	(26)	(14)
Total realized gain (loss) on investments and capital gains distributions	-	(33)	18	411
Net unrealized appreciation (depreciation) of investments	-	(377)	(5,140)	(4,082)
Net increase (decrease) in net assets from operations	-	(419)	(5,148)	(3,685)
Changes from contract transactions:				
Total unit transactions	-	576	2,424	6,348
Net increase (decrease) in assets derived from principal transactions	-	576	2,424	6,348
Total increase (decrease) in net assets	-	157	(2,724)	2,663
Net assets at December 31, 2008	-	953	8,589	6,707
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	3	(26)	352
Total realized gain (loss) on investments and capital gains distributions	-	(181)	(394)	212
Net unrealized appreciation (depreciation) of investments	3	445	3,305	2,130
Net increase (decrease) in net assets from operations	3	267	2,885	2,694
Changes from contract transactions:				
Total unit transactions	18	221	1,307	449
Net increase (decrease) in assets derived from principal transactions	18	221	1,307	449
Total increase (decrease) in net assets	21	488	4,192	3,143
Net assets at December 31, 2009	$ 21	$ 1,441	$ 12,781	$ 9,850

The accompanying notes are an integral part of these financial statements.

139

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1	2	1	-
Net increase (decrease) in net assets from operations	1	2	1	-
Changes from contract transactions:				
Total unit transactions	36	79	50	6
Net increase (decrease) in assets derived from principal transactions	36	79	50	6
Total increase (decrease) in net assets	37	81	51	6
Net assets at December 31, 2008	37	81	51	6
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(2)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	17	-	-	-
Net unrealized appreciation (depreciation) of investments	8	80	58	17
Net increase (decrease) in net assets from operations	25	78	57	17
Changes from contract transactions:				
Total unit transactions	115	508	242	118
Net increase (decrease) in assets derived from principal transactions	115	508	242	118
Total increase (decrease) in net assets	140	586	299	135
Net assets at December 31, 2009	$ 177	$ 667	$ 350	$ 141

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Solution Income Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
Net assets at January 1, 2008	$ -	$ 386	$ 34,984	$ 96
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	4	305	-
Total realized gain (loss) on investments and capital gains distributions	-	(37)	2,533	(10)
Net unrealized appreciation (depreciation) of investments	-	(85)	(13,907)	(27)
Net increase (decrease) in net assets from operations	-	(118)	(11,069)	(37)
Changes from contract transactions:				
Total unit transactions	1	(23)	(2,795)	1
Net increase (decrease) in assets derived from principal transactions	1	(23)	(2,795)	1
Total increase (decrease) in net assets	1	(141)	(13,864)	(36)
Net assets at December 31, 2008	1	245	21,120	60
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	2	74	-
Total realized gain (loss) on investments and capital gains distributions	2	(32)	(789)	(30)
Net unrealized appreciation (depreciation) of investments	5	86	6,054	60
Net increase (decrease) in net assets from operations	7	56	5,339	30
Changes from contract transactions:				
Total unit transactions	51	(9)	90	19
Net increase (decrease) in assets derived from principal transactions	51	(9)	90	19
Total increase (decrease) in net assets	58	47	5,429	49
Net assets at December 31, 2009	$ 59	$ 292	$ 26,549	$ 109

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class
Net assets at January 1, 2008	$ 161,023	$ 87	$ 2,266	$ 365
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,316)	(1)	(24)	6
Total realized gain (loss) on investments and capital gains distributions	(20,709)	1	(325)	(31)
Net unrealized appreciation (depreciation) of investments	(37,274)	(67)	(1,673)	(148)
Net increase (decrease) in net assets from operations	(59,299)	(67)	(2,022)	(173)
Changes from contract transactions:				
Total unit transactions	(17,346)	100	1,722	46
Net increase (decrease) in assets derived from principal transactions	(17,346)	100	1,722	46
Total increase (decrease) in net assets	(76,645)	33	(300)	(127)
Net assets at December 31, 2008	84,378	120	1,966	238
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(919)	(1)	90	4
Total realized gain (loss) on investments and capital gains distributions	(10,629)	(17)	(1,541)	(73)
Net unrealized appreciation (depreciation) of investments	36,234	56	1,725	179
Net increase (decrease) in net assets from operations	24,686	38	274	110
Changes from contract transactions:				
Total unit transactions	(6,136)	(7)	(2,240)	35
Net increase (decrease) in assets derived from principal transactions	(6,136)	(7)	(2,240)	35
Total increase (decrease) in net assets	18,550	31	(1,966)	145
Net assets at December 31, 2009	$ 102,928	$ 151	$ -	$ 383

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 840,722	$ 439	$ 275	$ 125,688
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8,163	4	17	5,472
Total realized gain (loss) on investments and capital gains distributions	62,486	15	(13)	503
Net unrealized appreciation (depreciation) of investments	(385,205)	(191)	(65)	(28,238)
Net increase (decrease) in net assets from operations	(314,556)	(172)	(61)	(22,263)
Changes from contract transactions:				
Total unit transactions	(102,226)	-	44	5,942
Net increase (decrease) in assets derived from principal transactions	(102,226)	-	44	5,942
Total increase (decrease) in net assets	(416,782)	(172)	(17)	(16,321)
Net assets at December 31, 2008	423,940	267	258	109,367
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7,011	4	6	3,829
Total realized gain (loss) on investments and capital gains distributions	(969)	(2)	(38)	(814)
Net unrealized appreciation (depreciation) of investments	147,827	123	71	18,632
Net increase (decrease) in net assets from operations	153,869	125	39	21,647
Changes from contract transactions:				
Total unit transactions	(28,016)	94	(58)	1,921
Net increase (decrease) in assets derived from principal transactions	(28,016)	94	(58)	1,921
Total increase (decrease) in net assets	125,853	219	(19)	23,568
Net assets at December 31, 2009	$ 549,793	$ 486	$ 239	$ 132,935

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2008	$ 3,826	$ 554	$ 83,010	$ 5,184
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	36	4,074	347
Total realized gain (loss) on investments and capital gains distributions	7	12	1,587	(197)
Net unrealized appreciation (depreciation) of investments	(26)	(70)	(7,862)	(1,867)
Net increase (decrease) in net assets from operations	(12)	(22)	(2,201)	(1,717)
Changes from contract transactions:				
Total unit transactions	(3,598)	338	24,040	500
Net increase (decrease) in assets derived from principal transactions	(3,598)	338	24,040	500
Total increase (decrease) in net assets	(3,610)	316	21,839	(1,217)
Net assets at December 31, 2008	216	870	104,849	3,967
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	18	29	3,284	491
Total realized gain (loss) on investments and capital gains distributions	(13)	17	5,765	(527)
Net unrealized appreciation (depreciation) of investments	105	66	6,030	3,752
Net increase (decrease) in net assets from operations	110	112	15,079	3,716
Changes from contract transactions:				
Total unit transactions	283	233	55,253	5,825
Net increase (decrease) in assets derived from principal transactions	283	233	55,253	5,825
Total increase (decrease) in net assets	393	345	70,332	9,541
Net assets at December 31, 2009	$ 609	$ 1,215	$ 175,181	$ 13,508

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class
Net assets at January 1, 2008	$ 95	$ 9,750	$ 30,299	$ 12,103
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	120	252	98
Total realized gain (loss) on investments and capital gains distributions	1	216	656	293
Net unrealized appreciation (depreciation) of investments	(41)	(3,943)	(10,651)	(6,064)
Net increase (decrease) in net assets from operations	(34)	(3,607)	(9,743)	(5,673)
Changes from contract transactions:				
Total unit transactions	20	4,478	7,869	5,598
Net increase (decrease) in assets derived from principal transactions	20	4,478	7,869	5,598
Total increase (decrease) in net assets	(14)	871	(1,874)	(75)
Net assets at December 31, 2008	81	10,621	28,425	12,028
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	391	1,105	373
Total realized gain (loss) on investments and capital gains distributions	(1)	(491)	(526)	(454)
Net unrealized appreciation (depreciation) of investments	55	2,526	6,545	3,695
Net increase (decrease) in net assets from operations	61	2,426	7,124	3,614
Changes from contract transactions:				
Total unit transactions	39	1,397	8,810	2,476
Net increase (decrease) in assets derived from principal transactions	39	1,397	8,810	2,476
Total increase (decrease) in net assets	100	3,823	15,934	6,090
Net assets at December 31, 2009	$ 181	$ 14,444	$ 44,359	$ 18,118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2008	$ 39,563	$ 9,830	$ 27,544	$ 7,858
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	208	79	150	44
Total realized gain (loss) on investments and capital gains distributions	960	302	878	170
Net unrealized appreciation (depreciation) of investments	(18,098)	(5,470)	(14,504)	(4,003)
Net increase (decrease) in net assets from operations	(16,930)	(5,089)	(13,476)	(3,789)
Changes from contract transactions:				
Total unit transactions	15,303	5,026	13,643	2,396
Net increase (decrease) in assets derived from principal transactions	15,303	5,026	13,643	2,396
Total increase (decrease) in net assets	(1,627)	(63)	167	(1,393)
Net assets at December 31, 2008	37,936	9,767	27,711	6,465
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,207	267	809	148
Total realized gain (loss) on investments and capital gains distributions	(1,060)	(290)	(353)	(254)
Net unrealized appreciation (depreciation) of investments	11,400	3,458	9,824	2,456
Net increase (decrease) in net assets from operations	11,547	3,435	10,280	2,350
Changes from contract transactions:				
Total unit transactions	15,023	2,860	14,321	2,350
Net increase (decrease) in assets derived from principal transactions	15,023	2,860	14,321	2,350
Total increase (decrease) in net assets	26,570	6,295	24,601	4,700
Net assets at December 31, 2009	$ 64,506	$ 16,062	$ 52,312	$ 11,165

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class
Net assets at January 1, 2008	$ 17,462	$ -	$ -	$ 7,427
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	42	(1)	(1)	114
Total realized gain (loss) on investments and capital gains distributions	613	(26)	(52)	121
Net unrealized appreciation (depreciation) of investments	(9,919)	(7)	(7)	(1,905)
Net increase (decrease) in net assets from operations	(9,264)	(34)	(60)	(1,670)
Changes from contract transactions:				
Total unit transactions	9,490	659	234	2,352
Net increase (decrease) in assets derived from principal transactions	9,490	659	234	2,352
Total increase (decrease) in net assets	226	625	174	682
Net assets at December 31, 2008	17,688	625	174	8,109
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	415	2	-	393
Total realized gain (loss) on investments and capital gains distributions	(73)	(4)	(1)	(292)
Net unrealized appreciation (depreciation) of investments	7,006	187	98	1,100
Net increase (decrease) in net assets from operations	7,348	185	97	1,201
Changes from contract transactions:				
Total unit transactions	11,039	719	466	(734)
Net increase (decrease) in assets derived from principal transactions	11,039	719	466	(734)
Total increase (decrease) in net assets	18,387	904	563	467
Net assets at December 31, 2009	$ 36,075	$ 1,529	$ 737	$ 8,576

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 7,385	$ 365	$ 389,300	$ 514
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	83	(1)	(1,791)	(3)
Total realized gain (loss) on investments and capital gains distributions	(59)	(5)	48,267	41
Net unrealized appreciation (depreciation) of investments	(1,545)	(174)	(208,361)	(254)
Net increase (decrease) in net assets from operations	(1,521)	(180)	(161,885)	(216)
Changes from contract transactions:				
Total unit transactions	1,085	27	(27,342)	(26)
Net increase (decrease) in assets derived from principal transactions	1,085	27	(27,342)	(26)
Total increase (decrease) in net assets	(436)	(153)	(189,227)	(242)
Net assets at December 31, 2008	6,949	212	200,073	272
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	380	(1)	(1,302)	(1)
Total realized gain (loss) on investments and capital gains distributions	(259)	(50)	(6,810)	(88)
Net unrealized appreciation (depreciation) of investments	1,116	149	95,806	223
Net increase (decrease) in net assets from operations	1,237	98	87,694	134
Changes from contract transactions:				
Total unit transactions	1,192	3	(6,011)	(38)
Net increase (decrease) in assets derived from principal transactions	1,192	3	(6,011)	(38)
Total increase (decrease) in net assets	2,429	101	81,683	96
Net assets at December 31, 2009	$ 9,378	$ 313	$ 281,756	$ 368

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class
Net assets at January 1, 2008	$ 1,155	275,025	$ 1,234	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	706	5	4
Total realized gain (loss) on investments and capital gains distributions	(76)	9,203	76	(17)
Net unrealized appreciation (depreciation) of investments	(464)	(120,189)	(750)	(76)
Net increase (decrease) in net assets from operations	(541)	(110,280)	(669)	(89)
Changes from contract transactions:				
Total unit transactions	129	(22,970)	453	232
Net increase (decrease) in assets derived from principal transactions	129	(22,970)	453	232
Total increase (decrease) in net assets	(412)	(133,250)	(216)	143
Net assets at December 31, 2008	743	141,775	1,018	143
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	(1,329)	(9)	(1)
Total realized gain (loss) on investments and capital gains distributions	(71)	(2,986)	(59)	(8)
Net unrealized appreciation (depreciation) of investments	386	62,249	519	62
Net increase (decrease) in net assets from operations	312	57,934	451	53
Changes from contract transactions:				
Total unit transactions	15	1,158	129	19
Net increase (decrease) in assets derived from principal transactions	15	1,158	129	19
Total increase (decrease) in net assets	327	59,092	580	72
Net assets at December 31, 2009	$ 1,070	$ 200,867	$ 1,598	$ 215

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class
Net assets at January 1, 2008	$ -	$ 5,433	$ 521	$ 113,433
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,774	(15)	(1)	(429)
Total realized gain (loss) on investments and capital gains distributions	(3,433)	(81)	(33)	(3,171)
Net unrealized appreciation (depreciation) of investments	(48,104)	(155)	(179)	(40,240)
Net increase (decrease) in net assets from operations	(49,763)	(251)	(213)	(43,840)
Changes from contract transactions:				
Total unit transactions	125,371	(5,142)	(13)	(8,107)
Net increase (decrease) in assets derived from principal transactions	125,371	(5,142)	(13)	(8,107)
Total increase (decrease) in net assets	75,608	(5,393)	(226)	(51,947)
Net assets at December 31, 2008	75,608	40	295	61,486
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(792)	-	2	143
Total realized gain (loss) on investments and capital gains distributions	(5,148)	(8)	(16)	(2,099)
Net unrealized appreciation (depreciation) of investments	27,834	24	144	28,248
Net increase (decrease) in net assets from operations	21,894	16	130	26,292
Changes from contract transactions:				
Total unit transactions	(3,478)	1	4	2,029
Net increase (decrease) in assets derived from principal transactions	(3,478)	1	4	2,029
Total increase (decrease) in net assets	18,416	17	134	28,321
Net assets at December 31, 2009	$ 94,024	$ 57	$ 429	$ 89,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class
Net assets at January 1, 2008	$ 13	$ 126,472	$ 6	$ 382
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	1,274	-	8
Total realized gain (loss) on investments and capital gains distributions	-	(10,767)	-	(66)
Net unrealized appreciation (depreciation) of investments	(24)	(36,911)	(4)	(77)
Net increase (decrease) in net assets from operations	(23)	(46,404)	(4)	(135)
Changes from contract transactions:				
Total unit transactions	53	(15,791)	4	(41)
Net increase (decrease) in assets derived from principal transactions	53	(15,791)	4	(41)
Total increase (decrease) in net assets	30	(62,195)	-	(176)
Net assets at December 31, 2008	43	64,277	6	206
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	320	-	4
Total realized gain (loss) on investments and capital gains distributions	(6)	(2,997)	-	(24)
Net unrealized appreciation (depreciation) of investments	23	20,656	2	75
Net increase (decrease) in net assets from operations	18	17,979	2	55
Changes from contract transactions:				
Total unit transactions	16	(5,919)	2	23
Net increase (decrease) in assets derived from principal transactions	16	(5,919)	2	23
Total increase (decrease) in net assets	34	12,060	4	78
Net assets at December 31, 2009	$ 77	$ 76,337	$ 10	$ 284

The accompanying notes are an integral part of these financial statements.

151

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net assets at January 1, 2008	$ 83,912	$ 203	$ 325,269	$ 188
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,712	17	11,260	7
Total realized gain (loss) on investments and capital gains distributions	1,802	(15)	14,899	6
Net unrealized appreciation (depreciation) of investments	(31,217)	(113)	(98,950)	(62)
Net increase (decrease) in net assets from operations	(27,703)	(111)	(72,791)	(49)
Changes from contract transactions:				
Total unit transactions	(13,235)	216	(35,482)	18
Net increase (decrease) in assets derived from principal transactions	(13,235)	216	(35,482)	18
Total increase (decrease) in net assets	(40,938)	105	(108,273)	(31)
Net assets at December 31, 2008	42,974	308	216,996	157
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	642	5	2,159	1
Total realized gain (loss) on investments and capital gains distributions	(4,042)	(6)	(6,184)	(45)
Net unrealized appreciation (depreciation) of investments	14,531	84	47,036	64
Net increase (decrease) in net assets from operations	11,131	83	43,011	20
Changes from contract transactions:				
Total unit transactions	(2,822)	101	(19,228)	(28)
Net increase (decrease) in assets derived from principal transactions	(2,822)	101	(19,228)	(28)
Total increase (decrease) in net assets	8,309	184	23,783	(8)
Net assets at December 31, 2009	$ 51,283	$ 492	$ 240,779	$ 149

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2008	$ -	$ 37,661	$ 84,589	$ 73,150
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,060	999	1,294
Total realized gain (loss) on investments and capital gains distributions	-	1,590	7,057	7,253
Net unrealized appreciation (depreciation) of investments	-	(11,399)	(37,541)	(30,451)
Net increase (decrease) in net assets from operations	-	(8,749)	(29,485)	(21,904)
Changes from contract transactions:				
Total unit transactions	-	(3,072)	(6,229)	(4,721)
Net increase (decrease) in assets derived from principal transactions	-	(3,072)	(6,229)	(4,721)
Total increase (decrease) in net assets	-	(11,821)	(35,714)	(26,625)
Net assets at December 31, 2008	-	25,840	48,875	46,525
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,923	4,561	3,959
Total realized gain (loss) on investments and capital gains distributions	2	(2,300)	(75)	(1,621)
Net unrealized appreciation (depreciation) of investments	25	4,489	6,959	6,870
Net increase (decrease) in net assets from operations	27	4,112	11,445	9,208
Changes from contract transactions:				
Total unit transactions	102	(639)	33	327
Net increase (decrease) in assets derived from principal transactions	102	(639)	33	327
Total increase (decrease) in net assets	129	3,473	11,478	9,535
Net assets at December 31, 2009	$ 129	$ 29,313	$ 60,353	$ 56,060

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2008	$ 158	$ 1,758,568	$ 101	$ 23,204
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	4,079	4	161
Total realized gain (loss) on investments and capital gains distributions	(56)	(101,523)	(17)	1,008
Net unrealized appreciation (depreciation) of investments	(138)	(526,910)	(156)	(2,178)
Net increase (decrease) in net assets from operations	(190)	(624,354)	(169)	(1,009)
Changes from contract transactions:				
Total unit transactions	403	(207,576)	373	(4,537)
Net increase (decrease) in assets derived from principal transactions	403	(207,576)	373	(4,537)
Total increase (decrease) in net assets	213	(831,930)	204	(5,546)
Net assets at December 31, 2008	371	926,638	305	17,658
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	3,930	7	319
Total realized gain (loss) on investments and capital gains distributions	(74)	(86,235)	(22)	(1,345)
Net unrealized appreciation (depreciation) of investments	146	328,821	162	917
Net increase (decrease) in net assets from operations	75	246,516	147	(109)
Changes from contract transactions:				
Total unit transactions	(43)	(89,022)	432	(17,549)
Net increase (decrease) in assets derived from principal transactions	(43)	(89,022)	432	(17,549)
Total increase (decrease) in net assets	32	157,494	579	(17,658)
Net assets at December 31, 2009	$ 403	$ 1,084,132	$ 884	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2008	$ 660	$ 2,918	$ 2,516	$ 969
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	5	12	2
Total realized gain (loss) on investments and capital gains distributions	87	367	402	147
Net unrealized appreciation (depreciation) of investments	(141)	(584)	(569)	(225)
Net increase (decrease) in net assets from operations	(55)	(212)	(155)	(76)
Changes from contract transactions:				
Total unit transactions	(124)	(471)	(325)	(119)
Net increase (decrease) in assets derived from principal transactions	(124)	(471)	(325)	(119)
Total increase (decrease) in net assets	(179)	(683)	(480)	(195)
Net assets at December 31, 2008	481	2,235	2,036	774
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	7	14	3
Total realized gain (loss) on investments and capital gains distributions	(20)	(69)	(93)	(118)
Net unrealized appreciation (depreciation) of investments	11	57	62	110
Net increase (decrease) in net assets from operations	(1)	(5)	(17)	(5)
Changes from contract transactions:				
Total unit transactions	(60)	(249)	(304)	(419)
Net increase (decrease) in assets derived from principal transactions	(60)	(249)	(304)	(419)
Total increase (decrease) in net assets	(61)	(254)	(321)	(424)
Net assets at December 31, 2009	$ 420	$ 1,981	$ 1,715	$ 350

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Class I
Net assets at January 1, 2008	$ 164	$ 76	$ 47	$ 42,834
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1	-	(319)
Total realized gain (loss) on investments and capital gains distributions	28	13	6	2,373
Net unrealized appreciation (depreciation) of investments	(40)	(18)	(7)	(18,274)
Net increase (decrease) in net assets from operations	(12)	(4)	(1)	(16,220)
Changes from contract transactions:				
Total unit transactions	(10)	(2)	(14)	(3,218)
Net increase (decrease) in assets derived from principal transactions	(10)	(2)	(14)	(3,218)
Total increase (decrease) in net assets	(22)	(6)	(15)	(19,438)
Net assets at December 31, 2008	142	70	32	23,396
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	1	-	(291)
Total realized gain (loss) on investments and capital gains distributions	(1)	-	-	333
Net unrealized appreciation (depreciation) of investments	-	(2)	(1)	13,177
Net increase (decrease) in net assets from operations	-	(1)	(1)	13,219
Changes from contract transactions:				
Total unit transactions	(1)	(1)	-	5,438
Net increase (decrease) in assets derived from principal transactions	(1)	(1)	-	5,438
Total increase (decrease) in net assets	(1)	(2)	(1)	18,657
Net assets at December 31, 2009	$ 141	$ 68	$ 31	$ 42,053

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S
Net assets at January 1, 2008	$ 469,092	$ 334	$ 381,531	343
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,904	4	1,349	3
Total realized gain (loss) on investments and capital gains distributions	17,274	(30)	46,938	(27)
Net unrealized appreciation (depreciation) of investments	(184,448)	(137)	(183,479)	(123)
Net increase (decrease) in net assets from operations	(163,270)	(163)	(135,192)	(147)
Changes from contract transactions:				
Total unit transactions	(58,354)	154	(33,827)	64
Net increase (decrease) in assets derived from principal transactions	(58,354)	154	(33,827)	64
Total increase (decrease) in net assets	(221,624)	(9)	(169,019)	(83)
Net assets at December 31, 2008	247,468	325	212,512	260
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5,478	8	1,852	3
Total realized gain (loss) on investments and capital gains distributions	(9,310)	(16)	(3,916)	(30)
Net unrealized appreciation (depreciation) of investments	55,291	76	66,603	124
Net increase (decrease) in net assets from operations	51,459	68	64,539	97
Changes from contract transactions:				
Total unit transactions	(15,486)	(18)	(2,979)	115
Net increase (decrease) in assets derived from principal transactions	(15,486)	(18)	(2,979)	115
Total increase (decrease) in net assets	35,973	50	61,560	212
Net assets at December 31, 2009	$ 283,441	$ 375	$ 274,072	$ 472

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S
Net assets at January 1, 2008	$ 151,310	$ 90	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	-	3	-
Total realized gain (loss) on investments and capital gains distributions	7,167	(10)	(58)	-
Net unrealized appreciation (depreciation) of investments	(54,249)	(7)	1	-
Net increase (decrease) in net assets from operations	(47,076)	(17)	(54)	-
Changes from contract transactions:				
Total unit transactions	(18,463)	(15)	274	-
Net increase (decrease) in assets derived from principal transactions	(18,463)	(15)	274	-
Total increase (decrease) in net assets	(65,539)	(32)	220	-
Net assets at December 31, 2008	85,771	58	220	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	822	1	(79)	-
Total realized gain (loss) on investments and capital gains distributions	(4,696)	(16)	170	-
Net unrealized appreciation (depreciation) of investments	23,988	41	1,566	2
Net increase (decrease) in net assets from operations	20,114	26	1,657	2
Changes from contract transactions:				
Total unit transactions	(2,370)	38	17,530	17
Net increase (decrease) in assets derived from principal transactions	(2,370)	38	17,530	17
Total increase (decrease) in net assets	17,744	64	19,187	19
Net assets at December 31, 2009	$ 103,515	$ 122	$ 19,407	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2008	$ 62,321	$ 82,179	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(105)	707	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,150)	9,867	-	-
Net unrealized appreciation (depreciation) of investments	(25,054)	(37,665)	-	-
Net increase (decrease) in net assets from operations	(26,309)	(27,091)	-	-
Changes from contract transactions:				
Total unit transactions	(5,598)	(10,762)	-	-
Net increase (decrease) in assets derived from principal transactions	(5,598)	(10,762)	-	-
Total increase (decrease) in net assets	(31,907)	(37,853)	-	-
Net assets at December 31, 2008	30,414	44,326	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	122	830	(12)	(1)
Total realized gain (loss) on investments and capital gains distributions	(3,369)	(1,509)	75	1
Net unrealized appreciation (depreciation) of investments	8,317	9,421	375	51
Net increase (decrease) in net assets from operations	5,070	8,742	438	51
Changes from contract transactions:				
Total unit transactions	(35,484)	28,974	2,334	302
Net increase (decrease) in assets derived from principal transactions	(35,484)	28,974	2,334	302
Total increase (decrease) in net assets	(30,414)	37,716	2,772	353
Net assets at December 31, 2009	$ -	$ 82,042	$ 2,772	$ 353

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	25	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(44)	-	-	-
Net unrealized appreciation (depreciation) of investments	(60)	-	-	-
Net increase (decrease) in net assets from operations	(79)	-	-	-
Changes from contract transactions:				
Total unit transactions	2,754	-	-	-
Net increase (decrease) in assets derived from principal transactions	2,754	-	-	-
Total increase (decrease) in net assets	2,675	-	-	-
Net assets at December 31, 2008	2,675	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(54)	-	(8)	(11)
Total realized gain (loss) on investments and capital gains distributions	(8)	2	58	9
Net unrealized appreciation (depreciation) of investments	1,742	8	231	340
Net increase (decrease) in net assets from operations	1,680	10	281	338
Changes from contract transactions:				
Total unit transactions	5,337	69	1,671	2,711
Net increase (decrease) in assets derived from principal transactions	5,337	69	1,671	2,711
Total increase (decrease) in net assets	7,017	79	1,952	3,049
Net assets at December 31, 2009	$ 9,692	$ 79	$ 1,952	$ 3,049

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ 135,138	$ 87
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	4	74	1
Total realized gain (loss) on investments and capital gains distributions	(88)	(37)	14,367	(7)
Net unrealized appreciation (depreciation) of investments	2	(158)	(55,736)	(40)
Net increase (decrease) in net assets from operations	(70)	(191)	(41,295)	(46)
Changes from contract transactions:				
Total unit transactions	1,399	826	(7,582)	59
Net increase (decrease) in assets derived from principal transactions	1,399	826	(7,582)	59
Total increase (decrease) in net assets	1,329	635	(48,877)	13
Net assets at December 31, 2008	1,329	635	86,261	100
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(22)	(13)	(280)	1
Total realized gain (loss) on investments and capital gains distributions	(26)	(132)	(3,305)	(16)
Net unrealized appreciation (depreciation) of investments	873	507	26,031	40
Net increase (decrease) in net assets from operations	825	362	22,446	25
Changes from contract transactions:				
Total unit transactions	1,408	965	(1,035)	(7)
Net increase (decrease) in assets derived from principal transactions	1,408	965	(1,035)	(7)
Total increase (decrease) in net assets	2,233	1,327	21,411	18
Net assets at December 31, 2009	$ 3,562	$ 1,962	$ 107,672	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2008	$ -	$ 158,131	$ 480	$ 9,758
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	2,360	9	(108)
Total realized gain (loss) on investments and capital gains distributions	4	14,669	(74)	334
Net unrealized appreciation (depreciation) of investments	31	(85,517)	(155)	(5,295)
Net increase (decrease) in net assets from operations	51	(68,488)	(220)	(5,069)
Changes from contract transactions:				
Total unit transactions	1,508	(4,658)	(12)	3,959
Net increase (decrease) in assets derived from principal transactions	1,508	(4,658)	(12)	3,959
Total increase (decrease) in net assets	1,559	(73,146)	(232)	(1,110)
Net assets at December 31, 2008	1,559	84,985	248	8,648
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	43	666	3	(77)
Total realized gain (loss) on investments and capital gains distributions	68	(7,454)	(79)	(170)
Net unrealized appreciation (depreciation) of investments	26	27,379	130	3,814
Net increase (decrease) in net assets from operations	137	20,591	54	3,567
Changes from contract transactions:				
Total unit transactions	2,236	(477)	(19)	720
Net increase (decrease) in assets derived from principal transactions	2,236	(477)	(19)	720
Total increase (decrease) in net assets	2,373	20,114	35	4,287
Net assets at December 31, 2009	$ 3,932	$ 105,099	$ 283	$ 12,935

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2008	$ 70	$ 11,915	$ 17	$ 367
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(90)	-	4
Total realized gain (loss) on investments and capital gains distributions	(20)	1,703	(1)	33
Net unrealized appreciation (depreciation) of investments	(47)	(6,117)	(19)	(88)
Net increase (decrease) in net assets from operations	(68)	(4,504)	(20)	(51)
Changes from contract transactions:				
Total unit transactions	106	956	50	(80)
Net increase (decrease) in assets derived from principal transactions	106	956	50	(80)
Total increase (decrease) in net assets	38	(3,548)	30	(131)
Net assets at December 31, 2008	108	8,367	47	236
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(75)	-	14
Total realized gain (loss) on investments and capital gains distributions	(8)	(520)	(8)	(4)
Net unrealized appreciation (depreciation) of investments	63	3,309	23	44
Net increase (decrease) in net assets from operations	54	2,714	15	54
Changes from contract transactions:				
Total unit transactions	114	817	(2)	(29)
Net increase (decrease) in assets derived from principal transactions	114	817	(2)	(29)
Total increase (decrease) in net assets	168	3,531	13	25
Net assets at December 31, 2009	$ 276	$ 11,898	$ 60	$ 261

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares
Net assets at January 1, 2008	$ 490	$ 99	$ 150	$ 317
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	3	-	-
Total realized gain (loss) on investments and capital gains distributions	50	-	13	26
Net unrealized appreciation (depreciation) of investments	(243)	1	(68)	(156)
Net increase (decrease) in net assets from operations	(197)	4	(55)	(130)
Changes from contract transactions:				
Total unit transactions	(53)	(5)	(20)	(33)
Net increase (decrease) in assets derived from principal transactions	(53)	(5)	(20)	(33)
Total increase (decrease) in net assets	(250)	(1)	(75)	(163)
Net assets at December 31, 2008	240	98	75	154
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	3	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(11)	4	(4)	(25)
Net unrealized appreciation (depreciation) of investments	116	3	30	76
Net increase (decrease) in net assets from operations	102	10	25	51
Changes from contract transactions:				
Total unit transactions	(15)	(46)	(16)	(33)
Net increase (decrease) in assets derived from principal transactions	(15)	(46)	(16)	(33)
Total increase (decrease) in net assets	87	(36)	9	18
Net assets at December 31, 2009	$ 327	$ 62	$ 84	$ 172

The accompanying notes are an integral part of these financial statements.

164

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Net assets at January 1, 2008	$ 326	$ 236	$ -	$ 1,257
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	(3)	2	7
Total realized gain (loss) on investments and capital gains distributions	(45)	(1)	(7)	(97)
Net unrealized appreciation (depreciation) of investments	(165)	(94)	54	(409)
Net increase (decrease) in net assets from operations	(205)	(98)	49	(499)
Changes from contract transactions:				
Total unit transactions	267	68	856	(19)
Net increase (decrease) in assets derived from principal transactions	267	68	856	(19)
Total increase (decrease) in net assets	62	(30)	905	(518)
Net assets at December 31, 2008	388	206	905	739
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(2)	(11)	(2)
Total realized gain (loss) on investments and capital gains distributions	(90)	(16)	3	(93)
Net unrealized appreciation (depreciation) of investments	304	79	441	306
Net increase (decrease) in net assets from operations	215	61	433	211
Changes from contract transactions:				
Total unit transactions	559	2	1,180	104
Net increase (decrease) in assets derived from principal transactions	559	2	1,180	104
Total increase (decrease) in net assets	774	63	1,613	315
Net assets at December 31, 2009	$ 1,162	$ 269	$ 2,518	$ 1,054

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Net assets at January 1, 2008	$ 1,648	$ 146,234	$ 737	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(11)	243	(4)	9
Total realized gain (loss) on investments and capital gains distributions	(57)	248	27	(8)
Net unrealized appreciation (depreciation) of investments	(465)	(54,679)	(270)	(215)
Net increase (decrease) in net assets from operations	(533)	(54,188)	(247)	(214)
Changes from contract transactions:				
Total unit transactions	(41)	(16,896)	(126)	1,055
Net increase (decrease) in assets derived from principal transactions	(41)	(16,896)	(126)	1,055
Total increase (decrease) in net assets	(574)	(71,084)	(373)	841
Net assets at December 31, 2008	1,074	75,150	364	841
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(11)	(351)	(2)	-
Total realized gain (loss) on investments and capital gains distributions	(83)	(7,807)	(27)	(211)
Net unrealized appreciation (depreciation) of investments	395	25,992	151	564
Net increase (decrease) in net assets from operations	301	17,834	122	353
Changes from contract transactions:				
Total unit transactions	(45)	(4,784)	(189)	552
Net increase (decrease) in assets derived from principal transactions	(45)	(4,784)	(189)	552
Total increase (decrease) in net assets	256	13,050	(67)	905
Net assets at December 31, 2009	$ 1,330	$ 88,200	$ 297	$ 1,746

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A
Net assets at January 1, 2008	$ 1,985	$ 4,038	$ 41,461	$ 597
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(6)	50	648	(5)
Total realized gain (loss) on investments and capital gains distributions	8	104	3,107	10
Net unrealized appreciation (depreciation) of investments	(1,057)	(1,754)	(24,241)	(301)
Net increase (decrease) in net assets from operations	(1,055)	(1,600)	(20,486)	(296)
Changes from contract transactions:				
Total unit transactions	1,257	219	18,065	62
Net increase (decrease) in assets derived from principal transactions	1,257	219	18,065	62
Total increase (decrease) in net assets	202	(1,381)	(2,421)	(234)
Net assets at December 31, 2008	2,187	2,657	39,040	363
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(16)	27	316	(4)
Total realized gain (loss) on investments and capital gains distributions	(226)	(242)	(1,193)	(24)
Net unrealized appreciation (depreciation) of investments	1,046	1,206	16,050	196
Net increase (decrease) in net assets from operations	804	991	15,173	168
Changes from contract transactions:				
Total unit transactions	781	233	5,206	7
Net increase (decrease) in assets derived from principal transactions	781	233	5,206	7
Total increase (decrease) in net assets	1,585	1,224	20,379	175
Net assets at December 31, 2009	$ 3,772	$ 3,881	$ 59,419	$ 538

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2008	$ 230,998	$ 578	$ 115	$ 6,971
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	659	3	-	(34)
Total realized gain (loss) on investments and capital gains distributions	43,934	7	7	106
Net unrealized appreciation (depreciation) of investments	(155,001)	(203)	(50)	(2,871)
Net increase (decrease) in net assets from operations	(110,408)	(193)	(43)	(2,799)
Changes from contract transactions:				
Total unit transactions	(6,235)	(138)	(9)	483
Net increase (decrease) in assets derived from principal transactions	(6,235)	(138)	(9)	483
Total increase (decrease) in net assets	(116,643)	(331)	(52)	(2,316)
Net assets at December 31, 2008	114,355	247	63	4,655
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(707)	3	-	(15)
Total realized gain (loss) on investments and capital gains distributions	(6,072)	(37)	(2)	(423)
Net unrealized appreciation (depreciation) of investments	104,437	114	18	2,466
Net increase (decrease) in net assets from operations	97,658	80	16	2,028
Changes from contract transactions:				
Total unit transactions	29,944	(54)	(7)	1,384
Net increase (decrease) in assets derived from principal transactions	29,944	(54)	(7)	1,384
Total increase (decrease) in net assets	127,602	26	9	3,412
Net assets at December 31, 2009	$ 241,957	$ 273	$ 72	$ 8,067

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Oppenheimer MidCap Fund/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2008	$ 31	$ 125	$ 59,458	$ 34,027
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	5	477	1,577
Total realized gain (loss) on investments and capital gains distributions	(2)	1	118	(776)
Net unrealized appreciation (depreciation) of investments	(13)	(25)	(21,064)	(8,434)
Net increase (decrease) in net assets from operations	(15)	(19)	(20,469)	(7,633)
Changes from contract transactions:				
Total unit transactions	(3)	(1)	5,520	41,029
Net increase (decrease) in assets derived from principal transactions	(3)	(1)	5,520	41,029
Total increase (decrease) in net assets	(18)	(20)	(14,949)	33,396
Net assets at December 31, 2008	13	105	44,509	67,423
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	353	1,868
Total realized gain (loss) on investments and capital gains distributions	(2)	(1)	(1,140)	3,877
Net unrealized appreciation (depreciation) of investments	6	18	9,847	7,547
Net increase (decrease) in net assets from operations	4	17	9,060	13,292
Changes from contract transactions:				
Total unit transactions	(2)	(18)	617	32,015
Net increase (decrease) in assets derived from principal transactions	(2)	(18)	617	32,015
Total increase (decrease) in net assets	2	(1)	9,677	45,307
Net assets at December 31, 2009	$ 15	$ 104	$ 54,186	$ 112,730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2008	$ 3,394	$ 29,074	$ 1,189	$ 19,319
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	198	(123)	12	1,262
Total realized gain (loss) on investments and capital gains distributions	(23)	813	(232)	(464)
Net unrealized appreciation (depreciation) of investments	(1,613)	(18,300)	101	(7,575)
Net increase (decrease) in net assets from operations	(1,438)	(17,610)	(119)	(6,777)
Changes from contract transactions:				
Total unit transactions	601	271	(1,070)	(864)
Net increase (decrease) in assets derived from principal transactions	601	271	(1,070)	(864)
Total increase (decrease) in net assets	(837)	(17,339)	(1,189)	(7,641)
Net assets at December 31, 2008	2,557	11,735	-	11,678
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	230	49	-	1,066
Total realized gain (loss) on investments and capital gains distributions	(260)	(3,605)	-	(967)
Net unrealized appreciation (depreciation) of investments	1,719	13,762	-	6,964
Net increase (decrease) in net assets from operations	1,689	10,206	-	7,063
Changes from contract transactions:				
Total unit transactions	429	5,502	-	1,101
Net increase (decrease) in assets derived from principal transactions	429	5,502	-	1,101
Total increase (decrease) in net assets	2,118	15,708	-	8,164
Net assets at December 31, 2009	$ 4,675	$ 27,443	$ -	$ 19,842

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I	RiverSource® Diversified Equity Income Fund - Class R-3	RiverSource® Diversified Equity Income Fund - Class R-4
Net assets at January 1, 2008	$ 513	$ 393	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(8)	-	9
Total realized gain (loss) on investments and capital gains distributions	(92)	(8)	-	(18)
Net unrealized appreciation (depreciation) of investments	36	(1,105)	-	(251)
Net increase (decrease) in net assets from operations	(52)	(1,121)	-	(260)
Changes from contract transactions:				
Total unit transactions	(461)	3,204	-	1,724
Net increase (decrease) in assets derived from principal transactions	(461)	3,204	-	1,724
Total increase (decrease) in net assets	(513)	2,083	-	1,464
Net assets at December 31, 2008	-	2,476	-	1,464
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(13)	2	28
Total realized gain (loss) on investments and capital gains distributions	-	(309)	1	(235)
Net unrealized appreciation (depreciation) of investments	-	1,963	17	793
Net increase (decrease) in net assets from operations	-	1,641	20	586
Changes from contract transactions:				
Total unit transactions	-	3,184	213	1,172
Net increase (decrease) in assets derived from principal transactions	-	3,184	213	1,172
Total increase (decrease) in net assets	-	4,825	233	1,758
Net assets at December 31, 2009	$ -	$ 7,301	$ 233	$ 3,222

The accompanying notes are an integral part of these financial statements.

171

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A
Net assets at January 1, 2008	$ -	$ 991	$ 61	$ 1,410
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(3)	-	20
Total realized gain (loss) on investments and capital gains distributions	(77)	(8)	(1)	103
Net unrealized appreciation (depreciation) of investments	(150)	(367)	(27)	(749)
Net increase (decrease) in net assets from operations	(229)	(378)	(28)	(626)
Changes from contract transactions:				
Total unit transactions	663	86	11	(126)
Net increase (decrease) in assets derived from principal transactions	663	86	11	(126)
Total increase (decrease) in net assets	434	(292)	(17)	(752)
Net assets at December 31, 2008	434	699	44	658
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	1	1	8
Total realized gain (loss) on investments and capital gains distributions	(65)	(63)	-	(231)
Net unrealized appreciation (depreciation) of investments	603	372	24	584
Net increase (decrease) in net assets from operations	546	310	25	361
Changes from contract transactions:				
Total unit transactions	1,718	(10)	40	127
Net increase (decrease) in assets derived from principal transactions	1,718	(10)	40	127
Total increase (decrease) in net assets	2,264	300	65	488
Net assets at December 31, 2009	$ 2,698	$ 999	$ 109	$ 1,146

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Van Kampen Small Cap Value Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio
Net assets at January 1, 2008	$ 72,664	$ -	$ 114	$ 304
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7,305	-	2	6
Total realized gain (loss) on investments and capital gains distributions	440	-	5	(9)
Net unrealized appreciation (depreciation) of investments	(3,683)	-	(51)	(93)
Net increase (decrease) in net assets from operations	4,062	-	(44)	(96)
Changes from contract transactions:				
Total unit transactions	33,996	-	10	(43)
Net increase (decrease) in assets derived from principal transactions	33,996	-	10	(43)
Total increase (decrease) in net assets	38,058	-	(34)	(139)
Net assets at December 31, 2008	110,722	-	80	165
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,618	-	2	6
Total realized gain (loss) on investments and capital gains distributions	496	-	(14)	(12)
Net unrealized appreciation (depreciation) of investments	15,852	5	25	37
Net increase (decrease) in net assets from operations	20,966	5	13	31
Changes from contract transactions:				
Total unit transactions	23,922	67	(9)	29
Net increase (decrease) in assets derived from principal transactions	23,922	67	(9)	29
Total increase (decrease) in net assets	44,888	72	4	60
Net assets at December 31, 2009	$ 155,610	$ 72	$ 84	$ 225

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Small Company Growth Portfolio	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2008	$ 86	$ 9,623	$ 66,892	$ 21,526
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	6	(471)	(179)
Total realized gain (loss) on investments and capital gains distributions	7	(355)	1,376	1,971
Net unrealized appreciation (depreciation) of investments	(45)	(5,402)	(35,291)	(11,029)
Net increase (decrease) in net assets from operations	(39)	(5,751)	(34,386)	(9,237)
Changes from contract transactions:				
Total unit transactions	17	2,947	2,782	2,410
Net increase (decrease) in assets derived from principal transactions	17	2,947	2,782	2,410
Total increase (decrease) in net assets	(22)	(2,804)	(31,604)	(6,827)
Net assets at December 31, 2008	64	6,819	35,288	14,699
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	291	(407)	(166)
Total realized gain (loss) on investments and capital gains distributions	(4)	(2,027)	(1,337)	(583)
Net unrealized appreciation (depreciation) of investments	30	5,528	26,450	7,498
Net increase (decrease) in net assets from operations	26	3,792	24,706	6,749
Changes from contract transactions:				
Total unit transactions	3	3,823	8,688	2,743
Net increase (decrease) in assets derived from principal transactions	3	3,823	8,688	2,743
Total increase (decrease) in net assets	29	7,615	33,394	9,492
Net assets at December 31, 2009	$ 93	$ 14,434	$ 68,682	$ 24,191

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net assets at January 1, 2008	$ 5,204	$ 91,248	$ 47
Increase (decrease) in net assets from operations			
Operations:			
Net investment income (loss)	71	1,166	(1)
Total realized gain (loss) on investments and capital gains distributions	24	979	(8)
Net unrealized appreciation (depreciation) of investments	(1,954)	(33,169)	(23)
Net increase (decrease) in net assets from operations	(1,859)	(31,024)	(32)
Changes from contract transactions:			
Total unit transactions	566	720	31
Net increase (decrease) in assets derived from principal transactions	566	720	31
Total increase (decrease) in net assets	(1,293)	(30,304)	(1)
Net assets at December 31, 2008	3,911	60,944	46
Increase (decrease) in net assets from operations			
Operations:			
Net investment income (loss)	85	1,468	(1)
Total realized gain (loss) on investments and capital gains distributions	(409)	(2,180)	(1)
Net unrealized appreciation (depreciation) of investments	999	12,168	28
Net increase (decrease) in net assets from operations	675	11,456	26
Changes from contract transactions:			
Total unit transactions	(413)	2,599	16
Net increase (decrease) in assets derived from principal transactions	(413)	2,599	16
Total increase (decrease) in net assets	262	14,055	42
Net assets at December 31, 2009	$ 4,173	$ 74,999	$ 88

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

1.   **Organization**

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware.   ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Account. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or combinations thereof.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2009, the Account had 248 investment divisions (the "Divisions"), 94 of which invest in independently managed mutual funds and 154 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL").   The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").   Investment Divisions with asset balances at December 31, 2009 and related Trusts are as follows:

AIM Growth Series:
   AIM Mid Cap Core Equity Fund - Class A
   AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
   AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
The Alger Fund II:
   Alger Green Fund - Class A**
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund, Inc. -
     Class A

AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein Growth and Income Portfolio -
     Class A
Allianz Funds:
   Allianz NFJ Dividend Value Fund - Class A**
   Allianz NFJ Large-Cap Value Fund - Institutional
     Class*
   Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
   Amana Growth Fund*
   Amana Income Fund*
American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-3

American Century Government Income Trust:
   American Century Inflation-Adjusted Bond Fund -
     Investor Class**
American Century Quantitative Equity Funds, Inc.:
   American Century Income & Growth Fund - A Class
Ariel Investment Trust:
   Ariel Appreciation Fund
   Ariel Fund
Artisan Funds, Inc.:
   Artisan International Fund - Investor Shares*
BlackRock Mid Cap Value Opportunities Series, Inc.:
   BlackRock Mid Cap Value Opportunities Fund -
     Investor A Shares**
The Bond Fund of America℠, Inc.:
   The Bond Fund of America℠, Inc. - Class R-4*
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Capital World Growth & Income Fund℠, Inc.:
   Capital World Growth & Income Fund℠, Inc. -
     Class R-3**
Columbia Acorn Trust:
   Columbia℠ Acorn Fund® - Class Z*
Columbia Funds Series Trust:
   Columbia Mid Cap Value Fund - Class A*
   Columbia Mid Cap Value Fund - Class Z*
CRM Mutual Fund Trust:
   CRM Mid Cap Value Fund - Investor Shares**
DWS Institutional Funds:
   DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
   Eaton Vance Large-Cap Value Fund - Class R**
EuroPacific Growth Fund®:
   EuroPacific Growth Fund® - Class R-3
   EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
   Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
   Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Asset Manager℠ Portfolio - Initial
     Class
Franklin Mutual Series Fund Inc.:
   Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
   Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors℠, Inc.:
   Fundamental Investors℠, Inc. - Class R-3*
   Fundamental Investors℠, Inc. - Class R-4*

The Growth Fund of America®, Inc.:
   The Growth Fund of America® - Class R-3
   The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
   The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
   ING Balanced Portfolio - Class I
ING Equity Trust:
   ING Real Estate Fund - Class A
ING Funds Trust:
   ING GNMA Income Fund - Class A
   ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
   ING Intermediate Bond Portfolio - Class I
   ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
   ING Artio Foreign Portfolio - Service Class
   ING BlackRock Large Cap Growth Portfolio -
     Institutional Class
   ING BlackRock Large Cap Growth Portfolio -
     Service Class
   ING BlackRock Large Cap Growth Portfolio -
     Service 2 Class
   ING Clarion Global Real Estate Portfolio -
     Institutional Class*
   ING Clarion Real Estate Portfolio - Institutional Class
   ING Clarion Real Estate Portfolio - Service Class
   ING Evergreen Health Sciences Portfolio - Service
     Class
   ING Evergreen Omega Portfolio - Service Class
   ING FMR℠ Diversified Mid Cap Portfolio - Service
     Class
   ING Global Resources Portfolio - Institutional Class
   ING Global Resources Portfolio - Service Class
   ING Janus Contrarian Portfolio - Service Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Adviser Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Institutional Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Service Class
   ING JPMorgan Small Cap Core Equity Portfolio -
     Service Class
   ING Lord Abbett Affiliated Portfolio - Institutional
     Class
   ING Lord Abbett Affiliated Portfolio - Service Class
   ING Marsico Growth Portfolio - Institutional Class*
   ING Marsico Growth Portfolio - Service Class
   ING Marsico International Opportunities Portfolio -
     Adviser Class
   ING Marsico International Opportunities Portfolio -
     Service Class
   ING MFS Total Return Portfolio - Adviser Class
   ING MFS Total Return Portfolio - Institutional Class
   ING MFS Total Return Portfolio - Service Class
   ING MFS Utilities Portfolio - Service Class
   ING PIMCO High Yield Portfolio - Institutional Class
   ING PIMCO High Yield Portfolio - Service Class

ING Investors Trust (continued):
ING Pioneer Equity Income Portfolio - Institutional
Class
ING Pioneer Equity Income Portfolio - Service
Class**
ING Pioneer Fund Portfolio - Institutional Class
ING Pioneer Fund Portfolio - Service Class
ING Pioneer Mid Cap Value Portfolio - Institutional
Class
ING Pioneer Mid Cap Value Portfolio - Service Class
ING Stock Index Portfolio - Institutional Class
ING T. Rowe Price Capital Appreciation Portfolio -
Service Class
ING T. Rowe Price Equity Income Portfolio - Adviser
Class
ING T. Rowe Price Equity Income Portfolio - Service
Class
ING Templeton Global Growth Portfolio -
Institutional Class
ING Templeton Global Growth Portfolio - Service
Class
ING Van Kampen Growth and Income Portfolio -
Service Class
ING Wells Fargo Small Cap Disciplined Portfolio -
Service Class
ING Money Market Portfolio:
ING Money Market Portfolio - Class I
ING Mutual Funds:
ING Global Real Estate Fund - Class A**
ING International Capital Appreciation Fund -
Class I**
ING International SmallCap Multi-Manager Fund -
Class A
ING Partners, Inc.:
ING American Century Small-Mid Cap Value
Portfolio - Adviser Class
ING American Century Small-Mid Cap Value
Portfolio - Service Class
ING Baron Asset Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Adviser
Class
ING Baron Small Cap Growth Portfolio - Service
Class
ING Columbia Small Cap Value Portfolio - Adviser
Class**
ING Columbia Small Cap Value Portfolio - Service
Class
ING Davis New York Venture Portfolio - Service
Class
ING Fidelity® VIP Mid Cap Portfolio - Service Class
ING Index Solution 2015 Portfolio - Adviser Class*
ING Index Solution 2025 Portfolio - Adviser Class*
ING Index Solution 2035 Portfolio - Adviser Class*
ING Index Solution 2045 Portfolio - Adviser Class*
ING Index Solution Income Portfolio - Adviser Class*
ING JPMorgan Mid Cap Value Portfolio - Adviser
Class

ING Partners, Inc. (continued):
ING JPMorgan Mid Cap Value Portfolio - Service
Class
ING Legg Mason Partners Aggressive Growth
Portfolio - Adviser Class
ING Legg Mason Partners Aggressive Growth
Portfolio - Initial Class
ING Legg Mason Partners Aggressive Growth
Portfolio - Service Class
ING Oppenheimer Global Portfolio - Adviser Class
ING Oppenheimer Global Portfolio - Initial Class
ING Oppenheimer Global Portfolio - Service Class
ING Oppenheimer Strategic Income Portfolio -
Adviser Class
ING Oppenheimer Strategic Income Portfolio - Initial
Class
ING Oppenheimer Strategic Income Portfolio -
Service Class
ING PIMCO Total Return Portfolio - Adviser Class
ING PIMCO Total Return Portfolio - Service Class
ING Pioneer High Yield Portfolio - Initial Class
ING Pioneer High Yield Portfolio - Service Class
ING Solution 2015 Portfolio - Adviser Class
ING Solution 2015 Portfolio - Service Class
ING Solution 2025 Portfolio - Adviser Class
ING Solution 2025 Portfolio - Service Class
ING Solution 2035 Portfolio - Adviser Class
ING Solution 2035 Portfolio - Service Class
ING Solution 2045 Portfolio - Adviser Class
ING Solution 2045 Portfolio - Service Class
ING Solution Growth and Income Portfolio - Service
Class*
ING Solution Growth Portfolio - Service Class*
ING Solution Income Portfolio - Adviser Class
ING Solution Income Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Adviser Class
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Initial Class
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Adviser
Class
ING T. Rowe Price Growth Equity Portfolio - Initial
Class
ING T. Rowe Price Growth Equity Portfolio - Service
Class
ING Templeton Foreign Equity Portfolio - Adviser
Class*
ING Templeton Foreign Equity Portfolio - Initial
Class*
ING Templeton Foreign Equity Portfolio - Service
Class
ING Thornburg Value Portfolio - Adviser Class
ING Thornburg Value Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Adviser
Class

ING Partners, Inc. (continued):
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Adviser Class
  ING Van Kampen Equity and Income Portfolio -
    Initial Class
  ING Van Kampen Equity and Income Portfolio -
    Service Class
ING Series Fund, Inc.:
  ING Growth and Income Fund - Class A**
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I*
  ING International Index Portfolio - Class S**
  ING Opportunistic Large Cap Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I**
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S**
  ING Russell™ Large Cap Index Portfolio - Class I*
  ING Russell™ Large Cap Value Index Portfolio -
    Class I**
  ING Russell™ Large Cap Value Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Index Portfolio - Class I*
  ING Russell™ Small Cap Index Portfolio - Class I*
  ING Small Company Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I*
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional
    Shares
  Janus Aspen Series Worldwide Portfolio -
    Institutional Shares
The Lazard Funds, Inc.:
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class*
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley U.S. Small Cap Value Portfolio -
    Class I*
Neuberger Berman Equity Funds®:
  Neuberger Berman Socially Responsive Fund® -
    Trust Class
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer MidCap Fund/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
  Pax World Balanced Fund

PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I
RiverSource® Investment Series, Inc.:
  RiverSource® Diversified Equity Income Fund -
    Class R-3**
  RiverSource® Diversified Equity Income Fund -
    Class R-4*
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4*
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A

Van Kampen Equity Trust:
  Van Kampen Small Cap Value Fund - Class A**
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-3
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A

*   Division added in 2008
** Division added in 2009

The names of certain Divisions were changed during 2009. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Franklin Mutual Series Fund Inc.:	Franklin Mutual Series Fund Inc.:
Mutual Global Discovery Fund - Class R	Mutual Discovery Fund - Class R
ING Balanced Portfolio, Inc.:	ING VP Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class I	ING VP Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:	ING VP Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
ING Intermediate Bond Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S
ING Investors Trust:	ING Investors Trust:
ING Artio Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
ING Clarion Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Institutional Class
ING Clarion Real Estate Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Institutional Class
ING Clarion Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
ING Growth and Income Portfolio II - Service Class	ING Legg Mason Value Portfolio - Service Class
ING Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Institutional Class
ING Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
ING Money Market Portfolio:	ING VP Money Market Portfolio:
ING Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class I
ING Partners, Inc.:	
ING Columbia Small Cap Value Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class

Current Name	Former Name
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Conservative Portfolio - Class I
ING Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
ING Strategic Allocation Moderate Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:	ING Variable Funds:
ING Growth and Income Portfolio - Class A	ING VP Growth and Income Portfolio - Class A
ING Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
ING Growth and Income Portfolio - Class S	ING VP Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING BlackRock Global Science and Technology Portfolio - Class I
ING Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
ING Index Plus LargeCap Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S
ING Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
ING Index Plus MidCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S
ING Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
ING Index Plus SmallCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
ING Opportunistic Large Cap Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I
ING Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class I
ING Small Company Portfolio - Class S	ING VP Small Company Portfolio - Class S
ING U.S. Bond Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
ING Variable Products Trust:	ING Variable Products Trust:
ING International Value Portfolio - Class I	ING VP International Value Portfolio - Class I
ING International Value Portfolio - Class S	ING VP International Value Portfolio - Class S
ING MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
ING MidCap Opportunities Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S
ING SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
ING SmallCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Worldwide Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Premier VIT:	Premier VIT:
Premier VIT OpCap Mid Cap Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio

During 2009, the following Divisions were closed to contractowners:

ING Equity Trust:
   ING Financial Services Fund - Class A
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
   ING Growth and Income Portfolio II - Service Class
   ING Index Plus International Equity Portfolio - Institutional Class
   ING Index Plus International Equity Portfolio - Service Class
   ING JPMorgan Value Opportunities Portfolio - Institutional Class
   ING JPMorgan Value Opportunities Portfolio - Service Class
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING Van Kampen Capital Growth Portfolio - Institutional Class
   ING Van Kampen Capital Growth Portfolio - Service Class
ING Mutual Funds:
   ING International Growth Opportunities Fund - Class Q
ING Partners, Inc.:
   ING American Century Large Company Value Portfolio - Adviser Class
   ING American Century Large Company Value Portfolio - Service Class
   ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 3
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Growth Portfolio - Class I

The following Divisions were available to contractowners during 2009 but had no net assets as of December 31, 2009:

ING Investors Trust:
   ING Pioneer Mid Cap Value Portfolio - Adviser Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I

The following Divisions were offered during 2009, but had no activity as of December 31, 2009:

AIM Equity Funds:
   AIM Charter Fund - Class A
   AIM Constellation Fund - Class A
AIM Investment Securities Funds:
   AIM Income Fund - Class A
AIM Stock Funds:
   AIM Dynamics Fund - Investor Class
The Alger Funds:
   Alger SmallCap Growth Fund - Class A
Allianz Funds:
   Allianz NFJ Small-Cap Value Fund - Institutional
     Class
American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-4
American Century Mutual Funds:
   American Century Ultra® Fund - A Class
Artisan Funds, Inc.:
   Artisan International Value Fund - Investor Shares

BlackRock Large Cap Series Funds, Inc.:
   BlackRock Large Cap Value Fund - Investor A
Calvert World Values Fund, Inc.:
   Calvert Capital Accumulation Fund - Class A
Capital World Growth and Income Fund^SM, Inc:
   Capital World Growth and Income Fund^SM - Class R-4
   Capital World Growth and Income Fund^SM - Class R-5
Columbia Acorn Trust:
   Columbia^SM Acorn USA® - Class A
Davis New York Venture Fund, Inc.:
   Davis New York Venture Fund - Class R
DFA Investment Dimensions Group, Inc.:
   DFA International Small Company Portfolio -
     Institutional Class
Dodge & Cox Funds:
   Dodge & Cox International Stock Fund

Fidelity® Advisor Series I:
    Fidelity® Advisor Balanced Fund - Class T
    Fidelity® Advisor Equity Growth Fund - Class T
    Fidelity® Advisor Equity Income Fund - Class T
    Fidelity® Advisor Growth Opportunities Fund -
      Class T
    Fidelity® Advisor Leveraged Company Stock Fund -
      Institutional Class
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Service
      Class 2
    Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Service
      Class 2
Fidelity® Variable Insurance Products III:
    Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Value Investors Trust:
    Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
    Goldman Sachs Capital Growth Fund - Class A
    Goldman Sachs International Equity Fund - Class A
The Growth Fund of America®, Inc.:
    The Growth Fund of America® - Class R-5
ING Equity Trust:
    ING Growth Opportunities Fund - Class A
    ING SmallCap Opportunities Fund - Class A
ING Funds Trust:
    ING Intermediate Bond Fund - Class I
ING Investors Trust:
    ING Artio Foreign Portfolio - Institutional Class
    ING Evergreen Omega Portfolio - Institutional Class
    ING FMR^{SM} Diversified Mid Cap Portfolio - Adviser
      Class
    ING Marsico Growth Portfolio - Adviser Class
ING Mayflower Trust:
    ING International Value Fund - Class A
ING Mutual Funds:
    ING Global Real Estate Fund - Class I
    ING Global Value Choice Fund - Class A
ING Partners, Inc.:
    ING Davis New York Venture Portfolio - Adviser
      Class
    ING Index Solution 2015 Portfolio - Initial Class
    ING Index Solution 2015 Portfolio - Service Class
    ING Index Solution 2025 Portfolio - Initial Class
    ING Index Solution 2025 Portfolio - Service Class
    ING Index Solution 2035 Portfolio - Initial Class
    ING Index Solution 2035 Portfolio - Service Class
    ING Index Solution 2045 Portfolio - Initial Class
    ING Index Solution 2045 Portfolio - Service Class
    ING Index Solution Income Portfolio - Initial Class
    ING Index Solution Income Portfolio - Service Class
    ING Thornburg Value Portfolio - Service Class

ING Series Fund, Inc.:
    ING Balanced Fund - Class A
    ING Index Plus LargeCap Fund - Class A
    ING Index Plus MidCap Fund - Class A
    ING Index Plus MidCap Fund - Class R
    ING Index Plus SmallCap Fund - Class A
    ING Money Market Fund - Class A
    ING Small Company Fund - Class A
    ING Strategic Allocation Conservative Fund -
      Class A
    ING Strategic Allocation Growth Fund - Class A
    ING Strategic Allocation Moderate Fund - Class A
ING Variable Portfolios, Inc.:
    ING BlackRock Science and Technology
      Opportunities Portfolio - Class S
    ING Opportunistic Large Cap Portfolio - Class S
    ING Russell™ Large Cap Index Portfolio - Class S
Janus Aspen Series:
    Janus Aspen Series Overseas Portfolio - Institutional
      Shares
Janus Investment Fund:
    Janus Contrarian Fund - Class J Shares
Keeley Small Cap Value Fund, Inc.:
    Keeley Small Cap Value Fund - Class A
The Lazard Funds, Inc.:
    Lazard Emerging Markets Equity Portfolio - Open
      Shares
    Lazard International Equity Portfolio - Open Shares
    Lazard U.S. Small-Mid Cap Equity Portfolio - Open
      Shares
Legg Mason Special Investment Trust, Inc.:
    Legg Mason Special Investment Trust, Inc. - Class C
Loomis Sayles Fund II:
    Loomis Sayles Investment Grade Bond Fund -
      Class Y
MFS® Series Trust II:
    MFS® Growth Fund - Class A
MFS® Series Trust V:
    MFS® Research Fund - Class A
    MFS® Total Return Fund - Class A
    MFS® Total Return Fund - Class I
MFS® Series Trust VI:
    MFS® Global Equity Fund - Class A
Morgan Stanley Institutional Trust:
    Morgan Stanley Institutional Fund Trust Mid Cap
      Growth Portfolio - Class P
    Morgan Stanley Institutional Fund Trust U.S. Small
      Cap Value Portfolio - Class P
Oppenheimer Capital Income Fund:
    Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
    Oppenheimer Champion Income Fund - Class A
Oppenheimer Global Fund:
    Oppenheimer Global Fund - Class A

Oppenheimer Integrity Funds:
  Oppenheimer Core Bond Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class Y
Oppenheimer International Small Company Fund:
  Oppenheimer International Small Company Fund -
    Class A
  Oppenheimer International Small Company Fund -
    Class Y
Parnassus Income Funds:
  Parnassus Investments Equity Income Fund - Investor
    Shares
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Jennison Equity Opportunity Fund - Class A
  Jennison Growth Fund - Class A
RiverSource® Investment Series, Inc.:
  RiverSource® Diversified Equity Income Fund -
    Class R5
  RiverSource® Mid Cap Value Fund - Class R5

T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology Fund -
    Advisor Class
Thornburg Investment Trust:
  Thornburg Core Growth Fund - Class R5
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
  Vanguard® 500 Index Fund - Signal™ Shares
  Vanguard® Extended Market Index Fund - Signal™
    Shares
  Vanguard® Mid-Cap Index Fund - Signal™ Shares
  Vanguard® Small-Cap Index Fund - Signal™ Shares
  Vanguard® Total Bond Market Index Fund -
    Signal™ Shares
  Vanguard® Total Stock Market Index Fund -
    Signal™ Shares
Vanguard® Institutional Index Fund:
  Vanguard® Institutional Index Fund - Institutional
    Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage Mid Cap Disciplined Fund -
    Administrator Class

Effective October 7, 2008, ING Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING Money Market Portfolio remained the same.

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2009 and for the years ended December 31, 2009 and 2008, were issued.

3.   **Recently Adopted Accounting Standards**

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards ("FAS") No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the Account's net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued new guidance on fair value measurements included in ASC Topic 820, "Fair Value Measurements and Disclosures," which provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC Topic 820 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2009 and 2008, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is generally deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.25% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

6.   Related Party Transactions

During the year ended December 31, 2009, management and service fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Balanced Portfolio, Inc., ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, and ING Variable Portfolios, Inc. The annual fee rate ranged from 0.08% to 0.99% of the average net assets of each respective Fund.

In addition, management fees were paid to DSL in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2009		**2008**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Growth Series:				
AIM Mid Cap Core Equity Fund - Class A	$ 1,956	$ 150	$ 115	$ 58
AIM Small Cap Growth Fund - Class A	3	-	14	8
AIM Investment Funds:				
AIM Global Health Care Fund - Investor Class	44	35	45	19
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	1,297	2,044	1,530	3,480
AIM V.I. Core Equity Fund - Series I Shares	3,081	4,023	5,020	6,612
The Alger Fund II:				
Alger Green Fund - Class A	1,099	120	-	-
AllianceBernstein Growth and Income Fund, Inc.:				
AllianceBernstein Growth and Income Fund, Inc. - Class A	47	28	127	18
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein Growth and Income Portfolio - Class A	139	139	183	106
Allianz Funds:				
Allianz NFJ Dividend Value Fund - Class A	124	3	-	-
Allianz NFJ Large-Cap Value Fund - Institutional Class	778	344	1,183	373
Allianz NFJ Small-Cap Value Fund - Class A	169	41	159	114
Amana Mutual Funds Trust:				
Amana Growth Fund	5,191	111	36	-
Amana Income Fund	9,758	249	46	-
American Balanced Fund®, Inc.:				
American Balanced Fund® - Class R-3	1,252	383	1,324	1,956
American Century Government Income Trust:				
American Century Inflation-Adjusted Bond Fund - Investor Class	9,501	523	-	-
American Century Quantitative Equity Funds, Inc.:				
American Century Income & Growth Fund - A Class	693	362	1,028	864
Ariel Investment Trust:				
Ariel Appreciation Fund	143	198	178	60
Ariel Fund	313	148	353	121
Artisan Funds, Inc.:				
Artisan International Fund - Investor Shares	1,554	367	985	572
BlackRock Mid Cap Value Opportunities Series, Inc.:				
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	277	33	-	-
The Bond Fund of America℠, Inc.:				
The Bond Fund of America℠, Inc. - Class R-4	4,973	1,293	2,871	771
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	2,761	4,030	3,688	8,210
Capital World Growth & Income Fund℠, Inc.:				
Capital World Growth & Income Fund℠, Inc. - Class R-3	14	-	-	-
Columbia Acorn Trust:				
Columbia℠ Acorn Fund® - Class Z	1,394	316	1,288	136

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Columbia Funds Series Trust:				
Columbia Mid Cap Value Fund - Class A	$ 938	$ 199	$ 1,696	$ 41
Columbia Mid Cap Value Fund - Class Z	890	414	876	96
CRM Mutual Fund Trust:				
CRM Mid Cap Value Fund - Investor Shares	66	-	-	-
DWS Institutional Funds:				
DWS Equity 500 Index Fund - Class S	57	25	61	19
Eaton Vance Special Investment Trust:				
Eaton Vance Large-Cap Value Fund - Class R	13	-	-	-
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-3	2,475	1,051	3,250	666
EuroPacific Growth Fund® - Class R-4	36,287	6,354	63,122	9,451
Evergreen Equity Trust:				
Evergreen Special Values Fund - Class A	6,770	5,072	8,381	11,051
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	14,983	19,963	17,331	54,245
Fidelity® VIP Growth Portfolio - Initial Class	4,888	14,995	7,959	29,689
Fidelity® VIP High Income Portfolio - Initial Class	3,807	1,703	1,529	1,790
Fidelity® VIP Overseas Portfolio - Initial Class	3,314	4,004	12,038	11,131
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	53,592	47,901	83,323	86,879
Fidelity® VIP Index 500 Portfolio - Initial Class	9,154	5,369	8,380	11,595
Fidelity® Variable Insurance Products III:				
Fidelity® VIP Mid Cap Portfolio - Initial Class	3,336	879	4,930	711
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	1,970	1,408	6,406	2,242
Franklin Mutual Series Fund Inc.:				
Mutual Global Discovery Fund - Class R	1,065	314	1,015	541
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth Fund - Class A	132	126	167	256
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	14,896	6,520	21,785	11,910
Fundamental Investors^{SM}, Inc.:				
Fundamental Investors^{SM}, Inc. - Class R-3	462	22	13	-
Fundamental Investors^{SM}, Inc. - Class R-4	9,754	529	9,789	179
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-3	3,278	1,307	3,608	749
The Growth Fund of America® - Class R-4	36,478	6,825	51,599	9,231
The Income Fund of America®, Inc.:				
The Income Fund of America® - Class R-3	477	520	787	255
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	29,437	45,467	61,094	83,578
ING Equity Trust:				
ING Financial Services Fund - Class A	5	84	44	15
ING Real Estate Fund - Class A	392	468	559	354

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Funds Trust:				
ING GNMA Income Fund - Class A	$ 2,513	$ 542	$ 1,665	$ 316
ING Intermediate Bond Fund - Class A	957	836	1,496	473
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	46,741	32,627	53,907	58,206
ING Intermediate Bond Portfolio - Class S	167	48	199	195
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	357	2,908	2,079	1,463
ING Artio Foreign Portfolio - Service Class	4,504	6,638	13,668	7,771
ING BlackRock Large Cap Growth Portfolio - Institutional Class	3,531	6,118	12,968	12,086
ING BlackRock Large Cap Growth Portfolio - Service Class	84	41	91	-
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	109	52	65	54
ING Clarion Global Real Estate Portfolio - Institutional Class	7,385	4,547	55,853	3,461
ING Clarion Real Estate Portfolio - Institutional Class	1,904	1,444	579	141
ING Clarion Real Estate Portfolio - Service Class	6,238	2,811	14,906	3,853
ING Evergreen Health Sciences Portfolio - Service Class	2,308	1,384	4,792	1,090
ING Evergreen Omega Portfolio - Service Class	443	201	51	15
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	10,690	913	14,704	929
ING Global Resources Portfolio - Institutional Class	-	5	7	1
ING Global Resources Portfolio - Service Class	16,997	11,089	62,056	21,226
ING Growth and Income Portfolio II - Service Class	483	2,176	2,060	2,385
ING Index Plus International Equity Portfolio - Institutional Class	1,896	14,635	9,708	5,196
ING Index Plus International Equity Portfolio - Service Class	469	3,783	2,191	1,919
ING Janus Contrarian Portfolio - Service Class	4,511	2,053	9,329	546
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	176	91	353	271
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	8,778	3,854	8,100	9,806
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	6,630	3,619	10,292	13,457
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	1,258	488	1,471	730
ING JPMorgan Value Opportunities Portfolio - Institutional Class	169	194	31	45
ING JPMorgan Value Opportunities Portfolio - Service Class	844	2,064	851	703
ING Lord Abbett Affiliated Portfolio - Institutional Class	3,665	9,271	21,601	16,868
ING Lord Abbett Affiliated Portfolio - Service Class	105	45	418	51
ING Marsico Growth Portfolio - Institutional Class	1,736	1,146	9,787	1,675
ING Marsico Growth Portfolio - Service Class	98	137	1,626	5,168
ING Marsico International Opportunities Portfolio - Adviser Class	97	11	166	77
ING Marsico International Opportunities Portfolio - Service Class	1,571	1,608	5,157	3,756
ING MFS Total Return Portfolio - Adviser Class	434	153	346	175
ING MFS Total Return Portfolio - Institutional Class	4,071	4,809	12,205	15,394
ING MFS Total Return Portfolio - Service Class	3,531	3,619	6,317	6,069
ING MFS Utilities Portfolio - Service Class	5,449	2,782	14,547	6,817
ING Oppenheimer Main Street Portfolio® - Service Class	704	2,176	2,111	1,886
ING PIMCO High Yield Portfolio - Institutional Class	3,106	787	525	479
ING PIMCO High Yield Portfolio - Service Class	7,653	2,034	4,100	3,544
ING Pioneer Equity Income Portfolio - Institutional Class	11,788	13,441	21,573	15,558
ING Pioneer Equity Income Portfolio - Service Class	3	-	-	-

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Pioneer Fund Portfolio - Institutional Class	$ 2,580	$ 1,932	$ 3,838	$ 1,752
ING Pioneer Fund Portfolio - Service Class	180	12	68	15
ING Pioneer Mid Cap Value Portfolio - Adviser Class	-	2	8	5
ING Pioneer Mid Cap Value Portfolio - Institutional Class	8,237	5,869	16,615	9,295
ING Pioneer Mid Cap Value Portfolio - Service Class	108	31	273	11
ING Stock Index Portfolio - Institutional Class	944	123	746	468
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	53,973	8,612	76,797	6,029
ING T. Rowe Price Equity Income Portfolio - Adviser Class	319	98	744	356
ING T. Rowe Price Equity Income Portfolio - Service Class	20,324	3,903	29,676	6,860
ING Templeton Global Growth Portfolio - Institutional Class	165	421	238	113
ING Templeton Global Growth Portfolio - Service Class	1,140	494	1,075	385
ING Van Kampen Capital Growth Portfolio - Institutional Class	3,292	3,884	739	186
ING Van Kampen Capital Growth Portfolio - Service Class	129	313	322	114
ING Van Kampen Growth and Income Portfolio - Service Class	3,956	2,134	7,260	3,708
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	737	527	1,118	656
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	46,792	184,310	198,085	164,200
ING Mutual Funds:				
ING Global Real Estate Fund - Class A	25	-	-	-
ING International Capital Appreciation Fund - Class I	3	-	-	-
ING International Growth Opportunities Fund - Class Q	3	12	4	-
ING International SmallCap Multi-Manager Fund - Class A	283	459	597	269
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Adviser Class	24	101	68	-
ING American Century Large Company Value Portfolio - Service Class	286	3,066	3,172	1,055
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	18	14	96	64
ING American Century Small-Mid Cap Value Portfolio - Service Class	7,999	2,561	7,460	2,970
ING Baron Asset Portfolio - Service Class	750	625	1,012	620
ING Baron Small Cap Growth Portfolio - Adviser Class	601	60	278	172
ING Baron Small Cap Growth Portfolio - Service Class	13,190	4,239	15,624	9,389
ING Columbia Small Cap Value Portfolio - Adviser Class	18	-	-	-
ING Columbia Small Cap Value Portfolio - Service Class	505	281	706	129
ING Davis New York Venture Portfolio - Service Class	2,653	1,371	3,980	1,471
ING Fidelity® VIP Mid Cap Portfolio - Service Class	3,095	1,294	7,228	366
ING Index Solution 2015 Portfolio - Adviser Class	221	106	37	-
ING Index Solution 2025 Portfolio - Adviser Class	507	1	80	-
ING Index Solution 2035 Portfolio - Adviser Class	242	2	50	-
ING Index Solution 2045 Portfolio - Adviser Class	118	-	6	-
ING Index Solution Income Portfolio - Adviser Class	79	29	1	-
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	40	43	222	206
ING JPMorgan Mid Cap Value Portfolio - Service Class	3,261	2,730	5,508	5,303

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	$ 71	$ 51	$ 24	$ 23
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	2,295	9,351	1,877	20,540
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	33	40	105	6
ING Neuberger Berman Partners Portfolio - Service Class	1,355	3,505	2,501	802
ING Oppenheimer Global Portfolio - Adviser Class	191	145	219	135
ING Oppenheimer Global Portfolio - Initial Class	28,987	41,623	71,401	115,339
ING Oppenheimer Global Portfolio - Service Class	118	13	168	137
ING Oppenheimer Strategic Income Portfolio - Adviser Class	148	200	323	260
ING Oppenheimer Strategic Income Portfolio - Initial Class	18,280	12,530	27,530	15,665
ING Oppenheimer Strategic Income Portfolio - Service Class	393	92	317	3,908
ING PIMCO Total Return Portfolio - Adviser Class	592	291	878	491
ING PIMCO Total Return Portfolio - Service Class	78,253	14,633	49,759	20,018
ING Pioneer High Yield Portfolio - Initial Class	8,590	2,273	2,788	1,810
ING Pioneer High Yield Portfolio - Service Class	50	5	36	8
ING Solution 2015 Portfolio - Adviser Class	3,484	1,582	6,088	1,242
ING Solution 2015 Portfolio - Service Class	12,831	2,590	13,824	5,036
ING Solution 2025 Portfolio - Adviser Class	4,269	1,407	7,199	1,100
ING Solution 2025 Portfolio - Service Class	18,954	2,684	21,652	4,941
ING Solution 2035 Portfolio - Adviser Class	4,059	919	6,053	570
ING Solution 2035 Portfolio - Service Class	16,109	942	17,035	2,269
ING Solution 2045 Portfolio - Adviser Class	3,224	651	3,343	645
ING Solution 2045 Portfolio - Service Class	12,290	612	11,939	1,802
ING Solution Growth and Income Portfolio - Service Class	1,104	383	908	250
ING Solution Growth Portfolio - Service Class	589	122	443	210
ING Solution Income Portfolio - Adviser Class	1,281	1,588	3,604	986
ING Solution Income Portfolio - Service Class	3,049	1,445	4,348	3,037
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	58	57	193	104
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	9,357	16,669	57,324	37,143
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	135	173	152	113
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	116	103	705	490
ING T. Rowe Price Growth Equity Portfolio - Initial Class	10,974	11,145	23,639	29,782
ING T. Rowe Price Growth Equity Portfolio - Service Class	270	150	688	129
ING Templeton Foreign Equity Portfolio - Adviser Class	33	14	273	38
ING Templeton Foreign Equity Portfolio - Initial Class	5,039	9,310	140,891	13,745
ING Templeton Foreign Equity Portfolio - Service Class	25	23	2,081	7,239
ING Thornburg Value Portfolio - Adviser Class	36	29	67	81
ING Thornburg Value Portfolio - Initial Class	8,914	6,743	3,720	12,256
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	28	10	54	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	3,241	8,840	4,316	18,834
ING UBS U.S. Large Cap Equity Portfolio - Service Class	3	-	3	-

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Van Kampen Comstock Portfolio - Adviser Class	$ 49	$ 22	$ 217	$ 230
ING Van Kampen Comstock Portfolio - Service Class	4,594	6,774	9,513	17,225
ING Van Kampen Equity and Income Portfolio - Adviser Class	121	15	352	92
ING Van Kampen Equity and Income Portfolio - Initial Class	9,358	26,427	36,380	45,544
ING Van Kampen Equity and Income Portfolio - Service Class	46	74	85	50
ING Series Fund, Inc.:				
ING Growth and Income Fund - Class A	128	27	-	-
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	6,113	4,828	8,346	7,613
ING Strategic Allocation Growth Portfolio - Class I	12,607	5,232	16,895	12,408
ING Strategic Allocation Moderate Portfolio - Class I	11,759	6,010	15,058	11,023
ING Variable Funds:				
ING Growth and Income Portfolio - Class A	58	97	747	340
ING Growth and Income Portfolio - Class I	18,945	104,037	24,117	227,614
ING Growth and Income Portfolio - Class S	522	83	412	35
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 3	384	17,614	1,514	4,867
ING GET U.S. Core Portfolio - Series 5	16	68	100	133
ING GET U.S. Core Portfolio - Series 6	44	287	447	512
ING GET U.S. Core Portfolio - Series 7	40	331	478	358
ING GET U.S. Core Portfolio - Series 8	13	429	176	134
ING GET U.S. Core Portfolio - Series 9	3	3	36	14
ING GET U.S. Core Portfolio - Series 10	2	1	15	3
ING GET U.S. Core Portfolio - Series 11	1	1	7	15
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	8,536	3,390	6,451	9,988
ING Index Plus LargeCap Portfolio - Class I	15,574	25,583	38,938	66,777
ING Index Plus LargeCap Portfolio - Class S	11	21	312	136
ING Index Plus MidCap Portfolio - Class I	15,518	16,645	54,014	46,260
ING Index Plus MidCap Portfolio - Class S	153	35	241	127
ING Index Plus SmallCap Portfolio - Class I	8,025	9,573	15,010	25,686
ING Index Plus SmallCap Portfolio - Class S	56	17	31	41
ING International Index Portfolio - Class I	18,581	1,131	436	158
ING International Index Portfolio - Class S	17	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	1,178	36,540	2,644	8,345
ING Opportunistic Large Cap Portfolio - Class I	37,556	7,752	13,379	13,020
ING Russell™ Large Cap Growth Index Portfolio - Class I	3,553	1,230	-	-
ING Russell™ Large Cap Growth Index Portfolio - Class S	328	27	-	-
ING Russell™ Large Cap Index Portfolio - Class I	7,144	1,861	2,937	158
ING Russell™ Large Cap Value Index Portfolio - Class I	90	21	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	2,161	498	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	2,829	128	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	1,804	417	1,810	396
ING Russell™ Small Cap Index Portfolio - Class I	1,295	344	1,010	181
ING Small Company Portfolio - Class I	6,351	7,667	26,182	18,555

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Portfolios, Inc. (continued):				
ING Small Company Portfolio - Class S	$ 17	$ 24	$ 127	$ 53
ING U.S. Bond Index Portfolio - Class I	3,370	1,062	2,310	783
ING Variable Products Trust:				
ING International Value Portfolio - Class I	11,002	10,812	37,177	19,325
ING International Value Portfolio - Class S	54	71	331	258
ING MidCap Opportunities Portfolio - Class I	1,887	1,245	5,673	1,822
ING MidCap Opportunities Portfolio - Class S	130	17	198	94
ING SmallCap Opportunities Portfolio - Class I	2,131	1,389	4,958	2,360
ING SmallCap Opportunities Portfolio - Class S	11	13	117	55
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	40	55	67	123
Janus Aspen Series Enterprise Portfolio - Institutional Shares	21	39	118	152
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	12	55	17	19
Janus Aspen Series Janus Portfolio - Institutional Shares	5	23	61	81
Janus Aspen Series Worldwide Portfolio - Institutional Shares	14	47	194	227
The Lazard Funds, Inc.:				
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	663	103	351	79
LKCM Funds:				
LKCM Aquinas Growth Fund	68	68	75	9
Loomis Sayles Funds I:				
Loomis Sayles Small Cap Value Fund - Retail Class	1,362	193	878	20
Lord Abbett Mid Cap Value Fund, Inc.:				
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	185	83	292	249
Lord Abbett Research Fund, Inc.:				
Lord Abbett Small-Cap Value Fund - Class A	147	202	300	352
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	4,309	9,443	9,774	21,917
Massachusetts Investors Growth Stock Fund:				
Massachusetts Investors Growth Stock Fund - Class A	73	264	163	293
Morgan Stanley Institutional Fund Trust:				
Morgan Stanley U.S. Small Cap Value Portfolio - Class I	1,127	574	1,439	340
Neuberger Berman Equity Funds®:				
Neuberger Berman Socially Responsive Fund® - Trust Class	1,198	433	1,656	372
New Perspective Fund®, Inc.:				
New Perspective Fund®, Inc. - Class R-3	650	390	1,158	687
New Perspective Fund®, Inc. - Class R-4	8,848	3,325	25,476	3,823
Oppenheimer Capital Appreciation Fund:				
Oppenheimer Capital Appreciation Fund - Class A	138	135	169	113
Oppenheimer Developing Markets Fund:				
Oppenheimer Developing Markets Fund - Class A	38,842	9,605	59,067	27,303
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	31	77	107	209
Oppenheimer Main Street Fund®/VA	1	8	8	10
Oppenheimer Main Street Small Cap Fund®/VA	2,117	748	1,591	813
Oppenheimer MidCap Fund/VA	-	3	-	3
Oppenheimer Strategic Bond Fund/VA	3	22	11	6

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Pax World Funds Series Trust I:				
Pax World Balanced Fund	$ 5,679	$ 4,710	$ 12,104	$ 5,484
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	44,680	6,642	53,532	10,821
Pioneer High Yield Fund:				
Pioneer High Yield Fund - Class A	1,194	535	1,074	238
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	9,342	3,791	14,277	10,479
Pioneer Equity Income VCT Portfolio - Class I	44	44	320	1,310
Pioneer High Yield VCT Portfolio - Class I	4,453	2,287	4,106	3,519
Pioneer Mid Cap Value VCT Portfolio - Class I	51	51	166	582
Premier VIT:				
Premier VIT OpCap Mid Cap Portfolio - Class I	3,780	610	3,765	413
RiverSource® Investment Series, Inc.:				
RiverSource® Diversified Equity Income Fund - Class R-3	222	7	-	-
RiverSource® Diversified Equity Income Fund - Class R-4	1,720	519	1,830	97
SmallCap World Fund, Inc.:				
SMALLCAP World Fund® - Class R-4	2,111	386	765	104
T. Rowe Price Mid-Cap Value Fund, Inc.:				
T. Rowe Price Mid-Cap Value Fund - R Class	168	176	177	84
T. Rowe Price Value Fund, Inc.:				
T. Rowe Price Value Fund - Advisor Class	42	1	14	3
Templeton Funds, Inc.:				
Templeton Foreign Fund - Class A	286	151	420	331
Templeton Income Trust:				
Templeton Global Bond Fund - Class A	34,297	5,757	50,189	8,888
Van Kampen Equity Trust:				
Van Kampen Small Cap Value Fund - Class A	70	2	-	-
Vanguard® Variable Insurance Fund:				
Diversified Value Portfolio	11	17	25	7
Equity Income Portfolio	55	19	94	108
Small Company Growth Portfolio	9	6	26	1
Wanger Advisors Trust:				
Wanger International	6,318	2,204	7,705	3,515
Wanger Select	11,134	2,853	11,319	7,280
Wanger USA	3,806	1,230	6,380	1,897
Washington Mutual Investors Fund℠, Inc.:				
Washington Mutual Investors Fund℠, Inc. - Class R-3	661	989	1,406	682
Washington Mutual Investors Fund℠, Inc. - Class R-4	9,128	5,061	12,794	9,546
Wells Fargo Funds Trust:				
Wells Fargo Advantage Small Cap Value Fund - Class A	18	3	38	7

8.   Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Growth Series:						
AIM Mid Cap Core Equity Fund - Class A	189,583	32,854	156,729	12,951	9,343	3,608
AIM Small Cap Growth Fund - Class A	356	1	355	1,137	1,179	(42)
AIM Investment Funds:						
AIM Global Health Care Fund - Investor Class	1,737	1,400	337	3,002	2,200	802
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	601,116	691,603	(90,487)	760,617	941,265	(180,648)
AIM V.I. Core Equity Fund - Series I Shares	898,241	1,058,442	(160,201)	1,270,407	1,486,860	(216,453)
The Alger Fund II:						
Alger Green Fund - Class A	128,151	37,583	90,568	-	-	-
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund, Inc. - Class A	23,403	21,093	2,310	24,695	15,092	9,603
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	18,493	19,345	(852)	9,648	10,558	(910)
Allianz Funds:						
Allianz NFJ Dividend Value Fund - Class A	21,562	10,573	10,989	-	-	-
Allianz NFJ Large-Cap Value Fund - Institutional Class	125,348	54,442	70,906	148,552	54,015	94,537
Allianz NFJ Small-Cap Value Fund - Class A	22,926	12,334	10,592	10,657	10,196	461
Amana Mutual Funds Trust:						
Amana Growth Fund	598,954	58,076	540,878	4,930	1	4,929
Amana Income Fund	1,053,817	83,411	970,406	5,711	(2)	5,713
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	259,494	174,659	84,835	200,602	267,883	(67,281)
American Century Government Income Trust:						
American Century Inflation-Adjusted Bond Fund - Investor Class	970,926	124,494	846,432	-	-	-
American Century Quantitative Equity Funds, Inc.:						
American Century Income & Growth Fund - A Class	176,895	138,224	38,671	216,423	203,459	12,964

		Year Ended December 31,				
		2009			**2008**	
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Ariel Investment Trust:						
Ariel Appreciation Fund	29,135	30,605	(1,470)	45,372	37,472	7,900
Ariel Fund	84,795	61,462	23,333	65,680	32,658	33,022
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	262,712	87,125	175,587	278,603	221,622	56,981
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	24,067	3,401	20,666	-	-	-
The Bond Fund of America^{SM}, Inc.:						
The Bond Fund of America^{SM}, Inc. - Class R-4	657,902	275,615	382,287	339,680	118,152	221,528
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	339,058	436,345	(97,287)	511,652	762,918	(251,266)
Capital World Growth & Income Fund^{SM}, Inc.:						
Capital World Growth & Income Fund^{SM}, Inc. - Class R-3	1,129	1	1,128	-	-	-
Columbia Acorn Trust:						
Columbia^{SM} Acorn Fund® - Class Z	190,973	42,502	148,471	147,291	20,951	126,340
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	191,968	79,695	112,273	269,870	11,555	258,315
Columbia Mid Cap Value Fund - Class Z	128,854	58,761	70,093	101,124	9,742	91,382
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	10,962	5,206	5,756	-	-	-
DWS Institutional Funds:						
DWS Equity 500 Index Fund - Class S	5,473	2,374	3,099	4,775	2,013	2,762
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	1,101	-	1,101	-	-	-
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	396,218	297,913	98,305	370,363	233,872	136,491
EuroPacific Growth Fund® - Class R-4	4,883,302	2,824,983	2,058,319	7,070,003	4,356,252	2,713,751
Evergreen Equity Trust:						
Evergreen Special Values Fund - Class A	1,105,049	958,702	146,347	1,324,898	1,444,352	(119,454)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,214,042	3,734,349	(520,307)	4,189,021	5,987,003	(1,797,982)
Fidelity® VIP Growth Portfolio - Initial Class	2,914,425	3,518,809	(604,384)	3,977,068	4,725,593	(748,525)
Fidelity® VIP High Income Portfolio - Initial Class	456,314	285,403	170,911	223,272	301,391	(78,119)
Fidelity® VIP Overseas Portfolio - Initial Class	674,438	747,193	(72,755)	1,109,004	1,385,792	(276,788)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	12,437,181	12,096,628	340,553	12,028,758	12,280,285	(251,527)
Fidelity® VIP Index 500 Portfolio - Initial Class	679,668	633,917	45,751	671,547	885,397	(213,850)
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	371,130	143,058	228,072	350,921	121,379	229,542
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	129,145	118,865	10,280	280,484	201,562	78,922
Franklin Mutual Series Fund Inc.:						
Mutual Global Discovery Fund - Class R	149,512	93,222	56,290	111,234	88,706	22,528
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	31,797	31,630	167	53,946	59,363	(5,417)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	1,849,172	1,493,670	355,502	2,386,371	2,172,012	214,359
Fundamental Investors℠, Inc.:						
Fundamental Investors℠, Inc. - Class R-3	74,129	13,763	60,366	2,188	-	2,188
Fundamental Investors℠, Inc. - Class R-4	1,786,581	440,942	1,345,639	1,469,391	114,820	1,354,571
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	753,521	536,030	217,491	617,227	383,947	233,280
The Growth Fund of America® - Class R-4	7,328,391	4,305,334	3,023,057	8,883,524	5,402,023	3,481,501
The Income Fund of America®, Inc.:						
The Income Fund of America® - Class R-3	121,787	131,043	(9,256)	141,162	103,420	37,742
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	2,763,347	4,160,361	(1,397,014)	2,918,839	6,598,521	(3,679,682)

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Equity Trust:						
ING Financial Services Fund - Class A	922	15,889	(14,967)	11,805	8,585	3,220
ING Real Estate Fund - Class A	66,555	76,982	(10,427)	68,114	56,725	11,389
ING Funds Trust:						
ING GNMA Income Fund - Class A	258,970	109,364	149,606	172,356	59,936	112,420
ING Intermediate Bond Fund - Class A	161,257	169,917	(8,660)	224,313	151,391	72,922
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	6,530,718	6,637,935	(107,217)	5,513,773	6,888,917	(1,375,144)
ING Intermediate Bond Portfolio - Class S	13,869	3,156	10,713	11,030	12,550	(1,520)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	106,675	383,984	(277,309)	224,325	229,040	(4,715)
ING Artio Foreign Portfolio - Service Class	900,246	1,131,472	(231,226)	1,378,474	1,379,620	(1,146)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,855,248	2,199,746	(344,498)	2,087,443	3,158,777	(1,071,334)
ING BlackRock Large Cap Growth Portfolio - Service Class	20,155	15,263	4,892	10,015	1,831	8,184
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	15,875	6,805	9,070	5,376	7,011	(1,635)
ING Clarion Global Real Estate Portfolio - Institutional Class	1,952,084	1,638,079	314,005	6,215,671	854,577	5,361,094
ING Clarion Real Estate Portfolio - Institutional Class	245,040	204,183	40,857	45,440	21,480	23,960
ING Clarion Real Estate Portfolio - Service Class	1,710,024	1,309,265	400,759	1,923,211	1,175,859	747,352
ING Evergreen Health Sciences Portfolio - Service Class	484,926	387,974	96,952	666,860	377,032	289,828
ING Evergreen Omega Portfolio - Service Class	44,312	19,375	24,937	5,436	1,664	3,772
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	1,569,633	603,000	966,633	1,618,664	541,459	1,077,205
ING Global Resources Portfolio - Institutional Class	-	624	(624)	-	112	(112)
ING Global Resources Portfolio - Service Class	4,154,286	3,449,907	704,379	6,214,891	4,986,705	1,228,186
ING Growth and Income Portfolio II - Service Class	126,934	418,375	(291,441)	270,131	368,522	(98,391)
ING Index Plus International Equity Portfolio - Institutional Class	361,727	2,314,168	(1,952,441)	752,324	940,171	(187,847)
ING Index Plus International Equity Portfolio - Service Class	85,250	538,755	(453,505)	158,852	317,248	(158,396)
ING Janus Contrarian Portfolio - Service Class	1,054,299	647,786	406,513	1,062,516	180,583	881,933
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	15,326	7,566	7,760	19,443	20,120	(677)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	896,062	581,232	314,830	718,580	988,140	(269,560)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	844,046	660,999	183,047	991,706	1,276,669	(284,963)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	190,256	106,877	83,379	158,631	111,732	46,899
ING JPMorgan Value Opportunities Portfolio - Institutional Class	27,839	32,001	(4,162)	2,533	4,854	(2,321)
ING JPMorgan Value Opportunities Portfolio - Service Class	151,794	322,134	(170,340)	129,333	125,480	3,853
ING Lord Abbett Affiliated Portfolio - Institutional Class	2,092,725	2,889,702	(796,977)	3,326,566	4,734,056	(1,407,490)
ING Lord Abbett Affiliated Portfolio - Service Class	65,186	57,017	8,169	31,055	5,349	25,706
ING Marsico Growth Portfolio - Institutional Class	414,301	330,347	83,954	1,046,857	249,585	797,272
ING Marsico Growth Portfolio - Service Class	19,214	24,619	(5,405)	130,652	417,523	(286,871)
ING Marsico International Opportunities Portfolio - Adviser Class	13,006	1,883	11,123	16,659	10,866	5,793
ING Marsico International Opportunities Portfolio - Service Class	330,672	345,390	(14,718)	512,497	495,535	16,962
ING MFS Total Return Portfolio - Adviser Class	45,398	15,605	29,793	25,026	18,372	6,654
ING MFS Total Return Portfolio - Institutional Class	811,812	1,020,503	(208,691)	882,143	2,148,919	(1,266,776)
ING MFS Total Return Portfolio - Service Class	540,532	568,631	(28,099)	561,070	858,965	(297,895)
ING MFS Utilities Portfolio - Service Class	789,309	689,729	99,580	1,283,623	1,137,644	145,979
ING Oppenheimer Main Street Portfolio® - Service Class	147,852	323,939	(176,087)	243,625	226,131	17,494
ING PIMCO High Yield Portfolio - Institutional Class	303,751	98,866	204,885	54,117	54,831	(714)
ING PIMCO High Yield Portfolio - Service Class	964,144	500,365	463,779	629,697	621,427	8,270
ING Pioneer Equity Income Portfolio - Institutional Class	5,046,580	4,976,718	69,862	7,008,917	6,546,358	462,559
ING Pioneer Equity Income Portfolio - Service Class	387	-	387	-	-	-
ING Pioneer Fund Portfolio - Institutional Class	563,240	487,456	75,784	621,653	497,276	124,377
ING Pioneer Fund Portfolio - Service Class	26,114	1,902	24,212	6,830	1,746	5,084
ING Pioneer Mid Cap Value Portfolio - Adviser Class	-	245	(245)	783	538	245
ING Pioneer Mid Cap Value Portfolio - Institutional Class	2,394,060	2,120,091	273,969	3,061,080	2,929,679	131,401
ING Pioneer Mid Cap Value Portfolio - Service Class	36,819	27,096	9,723	32,563	6,477	26,086
ING Stock Index Portfolio - Institutional Class	104,552	17,734	86,818	120,017	107,094	12,923
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	8,208,080	4,276,913	3,931,167	8,908,597	4,875,658	4,032,939
ING T. Rowe Price Equity Income Portfolio - Adviser Class	35,979	10,624	25,355	56,069	32,855	23,214
ING T. Rowe Price Equity Income Portfolio - Service Class	6,784,621	5,475,029	1,309,592	2,197,549	1,355,572	841,977
ING Templeton Global Growth Portfolio - Institutional Class	56,373	77,878	(21,505)	23,828	17,294	6,534
ING Templeton Global Growth Portfolio - Service Class	214,981	127,770	87,211	182,066	119,496	62,570
ING Van Kampen Capital Growth Portfolio - Institutional Class	610,530	676,612	(66,082)	96,631	30,549	66,082

			Year Ended December 31,			
	2009			**2008**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Van Kampen Capital Growth Portfolio - Service Class	16,373	37,371	(20,998)	31,601	16,949	14,652
ING Van Kampen Growth and Income Portfolio - Service Class	731,010	528,467	202,543	877,614	703,133	174,481
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	131,874	98,779	33,095	147,427	107,822	39,605
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	14,418,890	21,768,298	(7,349,408)	25,711,004	20,488,837	5,222,167
ING Mutual Funds:						
ING Global Real Estate Fund - Class A	1,746	-	1,746	-	-	-
ING International Capital Appreciation Fund - Class I	231	14	217	-	-	-
ING International Growth Opportunities Fund - Class Q	445	1,340	(895)	251	-	251
ING International SmallCap Multi-Manager Fund - Class A	48,400	62,633	(14,233)	56,840	36,689	20,151
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Adviser Class	3,269	13,915	(10,646)	3,330	-	3,330
ING American Century Large Company Value Portfolio - Service Class	53,671	351,557	(297,886)	152,255	141,442	10,813
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	1,633	1,648	(15)	7,653	6,292	1,361
ING American Century Small-Mid Cap Value Portfolio - Service Class	2,167,525	1,759,978	407,547	642,768	530,000	112,768
ING Baron Asset Portfolio - Service Class	225,118	201,954	23,164	195,627	157,395	38,232
ING Baron Small Cap Growth Portfolio - Adviser Class	75,119	7,703	67,416	22,721	13,612	9,109
ING Baron Small Cap Growth Portfolio - Service Class	3,327,664	2,446,219	881,445	2,443,020	2,115,308	327,712
ING Columbia Small Cap Value Portfolio - Adviser Class	2,674	-	2,674	-	-	-
ING Columbia Small Cap Value Portfolio - Service Class	122,280	90,512	31,768	126,584	61,840	64,744
ING Davis New York Venture Portfolio - Service Class	403,609	297,989	105,620	429,149	269,610	159,539
ING Fidelity® VIP Mid Cap Portfolio - Service Class	235,699	181,311	54,388	644,350	62,151	582,199
ING Index Solution 2015 Portfolio - Adviser Class	24,530	9,849	14,681	4,707	(2)	4,709
ING Index Solution 2025 Portfolio - Adviser Class	66,094	30	66,064	11,318	-	11,318
ING Index Solution 2035 Portfolio - Adviser Class	34,745	301	34,444	7,489	4	7,485
ING Index Solution 2045 Portfolio - Adviser Class	16,601	111	16,490	973	-	973
ING Index Solution Income Portfolio - Adviser Class	8,970	3,093	5,877	112	-	112
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	3,418	4,845	(1,427)	14,310	15,736	(1,426)
ING JPMorgan Mid Cap Value Portfolio - Service Class	554,955	533,831	21,124	716,794	895,344	(178,550)
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	11,006	7,373	3,633	3,398	3,164	234

	Year Ended December 31,					
	2009			**2008**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	1,349,996	2,053,099	(703,103)	2,068,223	3,589,805	(1,521,582)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	12,662	13,294	(632)	10,294	1,190	9,104
ING Neuberger Berman Partners Portfolio - Service Class	263,499	623,837	(360,338)	351,721	191,937	159,784
ING Oppenheimer Global Portfolio - Adviser Class	11,157	6,119	5,038	13,040	10,145	2,895
ING Oppenheimer Global Portfolio - Initial Class	6,711,682	9,887,520	(3,175,838)	10,464,561	18,538,373	(8,073,812)
ING Oppenheimer Global Portfolio - Service Class	9,736	1,242	8,494	11,864	11,108	756
ING Oppenheimer Strategic Income Portfolio - Adviser Class	12,340	18,469	(6,129)	24,828	22,006	2,822
ING Oppenheimer Strategic Income Portfolio - Initial Class	3,094,797	2,992,699	102,098	4,753,262	4,325,808	427,454
ING Oppenheimer Strategic Income Portfolio - Service Class	51,900	18,654	33,246	30,449	336,194	(305,745)
ING PIMCO Total Return Portfolio - Adviser Class	42,778	23,828	18,950	56,433	28,172	28,261
ING PIMCO Total Return Portfolio - Service Class	7,616,429	3,416,374	4,200,055	6,195,346	4,369,373	1,825,973
ING Pioneer High Yield Portfolio - Initial Class	1,017,428	478,388	539,040	303,304	260,075	43,229
ING Pioneer High Yield Portfolio - Service Class	5,526	1,877	3,649	9,605	7,619	1,986
ING Solution 2015 Portfolio - Adviser Class	708,028	564,424	143,604	755,877	352,694	403,183
ING Solution 2015 Portfolio - Service Class	1,921,891	981,529	940,362	2,065,621	1,332,946	732,675
ING Solution 2025 Portfolio - Adviser Class	995,774	691,384	304,390	904,991	412,861	492,130
ING Solution 2025 Portfolio - Service Class	3,025,023	1,315,890	1,709,133	3,058,307	1,616,896	1,441,411
ING Solution 2035 Portfolio - Adviser Class	887,912	537,460	350,452	766,635	320,528	446,107
ING Solution 2035 Portfolio - Service Class	2,558,142	878,535	1,679,607	2,337,613	1,052,525	1,285,088
ING Solution 2045 Portfolio - Adviser Class	565,424	291,190	274,234	451,435	232,684	218,751
ING Solution 2045 Portfolio - Service Class	1,866,419	552,378	1,314,041	1,592,320	688,354	903,966
ING Solution Growth and Income Portfolio - Service Class	147,885	62,299	85,586	119,437	37,751	81,686
ING Solution Growth Portfolio - Service Class	79,222	17,916	61,306	64,306	39,245	25,061
ING Solution Income Portfolio - Adviser Class	199,144	277,710	(78,566)	372,956	164,342	208,614
ING Solution Income Portfolio - Service Class	364,366	244,677	119,689	521,217	432,641	88,576
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	7,541	7,055	486	11,479	10,658	821
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,379,955	5,167,474	(787,519)	5,398,433	7,844,400	(2,445,967)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	22,222	23,821	(1,599)	9,431	11,687	(2,256)
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	14,322	12,610	1,712	51,958	40,712	11,246
ING T. Rowe Price Growth Equity Portfolio - Initial Class	2,578,334	2,538,610	39,724	2,738,286	3,742,230	(1,003,944)

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING T. Rowe Price Growth Equity Portfolio - Service Class	71,484	57,843	13,641	68,959	30,548	38,411
ING Templeton Foreign Equity Portfolio - Adviser Class	5,367	1,981	3,386	28,033	5,346	22,687
ING Templeton Foreign Equity Portfolio - Initial Class	1,816,214	2,411,920	(595,706)	14,957,289	2,918,419	12,038,870
ING Templeton Foreign Equity Portfolio - Service Class	3,257	2,780	477	160,983	580,948	(419,965)
ING Thornburg Value Portfolio - Adviser Class	3,966	3,384	582	4,983	7,217	(2,234)
ING Thornburg Value Portfolio - Initial Class	1,111,777	1,016,268	95,509	1,028,341	1,344,413	(316,072)
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	2,910	515	2,395	5,230	4	5,226
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	841,529	1,410,276	(568,747)	1,242,138	2,446,870	(1,204,732)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	337	23	314	326	28	298
ING Van Kampen Comstock Portfolio - Adviser Class	6,182	3,967	2,215	11,588	16,360	(4,772)
ING Van Kampen Comstock Portfolio - Service Class	984,248	1,280,949	(296,701)	1,795,226	2,877,099	(1,081,873)
ING Van Kampen Equity and Income Portfolio - Adviser Class	12,292	1,466	10,826	28,806	11,457	17,349
ING Van Kampen Equity and Income Portfolio - Initial Class	3,168,735	5,141,132	(1,972,397)	5,712,119	8,989,943	(3,277,824)
ING Van Kampen Equity and Income Portfolio - Service Class	1,428	2,575	(1,147)	1,804	1,927	(123)
ING Series Fund, Inc.:						
ING Growth and Income Fund - Class A	13,627	4,167	9,460	-	-	-
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	610,517	626,697	(16,180)	824,694	995,527	(170,833)
ING Strategic Allocation Growth Portfolio - Class I	1,114,404	1,058,520	55,884	1,352,865	1,668,249	(315,384)
ING Strategic Allocation Moderate Portfolio - Class I	1,221,558	1,154,601	66,957	1,674,269	1,847,461	(173,192)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	7,711	16,604	(8,893)	61,481	20,473	41,008
ING Growth and Income Portfolio - Class I	4,731,369	10,252,286	(5,520,917)	8,411,252	19,391,889	(10,980,637)
ING Growth and Income Portfolio - Class S	68,276	16,639	51,637	47,033	10,670	36,363
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 3	8,867	1,724,764	(1,715,897)	24,582	462,586	(438,004)
ING GET U.S. Core Portfolio - Series 5	-	5,737	(5,737)	-	11,347	(11,347)
ING GET U.S. Core Portfolio - Series 6	11,312	35,690	(24,378)	245	44,313	(44,068)
ING GET U.S. Core Portfolio - Series 7	4,889	35,115	(30,226)	3,423	34,178	(30,755)

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 8	1,268	42,523	(41,255)	1,489	12,901	(11,412)
ING GET U.S. Core Portfolio - Series 9	842	864	(22)	1,230	2,352	(1,122)
ING GET U.S. Core Portfolio - Series 10	27	27	-	1,051	1,199	(148)
ING GET U.S. Core Portfolio - Series 11	32	38	(6)	2,022	3,423	(1,401)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	4,089,157	2,677,033	1,412,124	3,205,098	4,004,636	(799,538)
ING Index Plus LargeCap Portfolio - Class I	3,179,901	4,347,128	(1,167,227)	4,700,264	7,518,268	(2,818,004)
ING Index Plus LargeCap Portfolio - Class S	224	2,765	(2,541)	29,154	13,839	15,315
ING Index Plus MidCap Portfolio - Class I	4,401,087	4,555,552	(154,465)	3,748,737	5,296,655	(1,547,918)
ING Index Plus MidCap Portfolio - Class S	18,288	4,586	13,702	22,153	15,652	6,501
ING Index Plus SmallCap Portfolio - Class I	1,752,123	1,940,524	(188,401)	2,156,481	3,391,049	(1,234,568)
ING Index Plus SmallCap Portfolio - Class S	8,478	2,737	5,741	4,159	4,354	(195)
ING International Index Portfolio - Class I	2,677,101	312,846	2,364,255	65,337	28,124	37,213
ING International Index Portfolio - Class S	1,449	-	1,449	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	388,587	3,760,154	(3,371,567)	878,310	1,278,791	(400,481)
ING Opportunistic Large Cap Portfolio - Class I	3,266,014	1,148,039	2,117,975	878,286	1,478,814	(600,528)
ING Russell™ Large Cap Growth Index Portfolio - Class I	373,677	152,728	220,949	-	-	-
ING Russell™ Large Cap Growth Index Portfolio - Class S	41,627	12,703	28,924	-	-	-
ING Russell™ Large Cap Index Portfolio - Class I	1,288,358	501,374	786,984	438,570	35,576	402,994
ING Russell™ Large Cap Value Index Portfolio - Class I	9,126	2,496	6,630	-	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	222,970	58,287	164,683	-	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	266,294	28,919	237,375	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	348,940	140,076	208,864	280,175	55,934	224,241
ING Russell™ Small Cap Index Portfolio - Class I	228,049	94,240	133,809	124,705	33,512	91,193
ING Small Company Portfolio - Class I	1,201,815	1,177,502	24,313	1,778,485	1,936,409	(157,924)
ING Small Company Portfolio - Class S	1,637	2,488	(851)	9,399	4,606	4,793
ING U.S. Bond Index Portfolio - Class I	412,600	197,562	215,038	245,094	92,194	152,900

	Year Ended December 31,					
	2009			**2008**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust:						
ING International Value Portfolio - Class I	4,876,892	5,052,979	(176,087)	2,238,132	2,685,227	(447,095)
ING International Value Portfolio - Class S	5,861	8,562	(2,701)	15,757	18,951	(3,194)
ING MidCap Opportunities Portfolio - Class I	370,474	307,196	63,278	771,053	485,532	285,521
ING MidCap Opportunities Portfolio - Class S	12,090	1,911	10,179	15,833	8,420	7,413
ING SmallCap Opportunities Portfolio - Class I	511,094	387,988	123,106	958,830	867,957	90,873
ING SmallCap Opportunities Portfolio - Class S	1,460	1,511	(51)	9,151	4,832	4,319
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	1,528	2,532	(1,004)	2,504	5,803	(3,299)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	1,621	2,470	(849)	8,675	10,518	(1,843)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	535	2,380	(1,845)	1,329	1,573	(244)
Janus Aspen Series Janus Portfolio - Institutional Shares	734	1,959	(1,225)	5,889	6,589	(700)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	1,300	3,754	(2,454)	13,922	14,574	(652)
The Lazard Funds, Inc.:						
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	114,790	28,663	86,127	49,608	14,297	35,311
LKCM Funds:						
LKCM Aquinas Growth Fund	18,827	17,199	1,628	7,144	949	6,195
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	202,927	53,099	149,828	132,753	6,488	126,265
Lord Abbett Mid Cap Value Fund, Inc.:						
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	51,416	40,180	11,236	46,076	48,401	(2,325)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	27,100	30,360	(3,260)	39,227	43,645	(4,418)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	2,762,576	3,296,565	(533,989)	2,068,375	3,447,988	(1,379,613)
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	12,513	31,771	(19,258)	13,538	25,419	(11,881)
Morgan Stanley Institutional Fund Trust:						
Morgan Stanley U.S. Small Cap Value Portfolio - Class I	148,863	81,684	67,179	153,997	40,399	113,598
Neuberger Berman Equity Funds®:						
Neuberger Berman Socially Responsive Fund® - Trust Class	257,617	151,328	106,289	260,191	117,032	143,159

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
New Perspective Fund®, Inc.:						
New Perspective Fund®, Inc. - Class R-3	91,756	73,558	18,198	91,701	75,474	16,227
New Perspective Fund®, Inc. - Class R-4	1,341,826	904,028	437,798	2,285,471	978,958	1,306,513
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	56,312	54,343	1,969	40,754	34,576	6,178
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,856,189	1,147,945	708,244	1,431,493	1,576,308	(144,815)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	1,539	4,875	(3,336)	5,423	11,863	(6,440)
Oppenheimer Main Street Fund®/VA	19	984	(965)	-	1,077	(1,077)
Oppenheimer Main Street Small Cap Fund®/VA	435,835	276,209	159,626	236,045	189,455	46,590
Oppenheimer MidCap Fund/VA	71	508	(437)	-	520	(520)
Oppenheimer Strategic Bond Fund/VA	368	1,598	(1,230)	429	534	(105)
Pax World Funds Series Trust I:						
Pax World Balanced Fund	1,146,276	1,087,987	58,289	1,917,060	1,518,986	398,074
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	4,869,131	2,210,985	2,658,146	6,383,005	3,029,053	3,353,952
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	179,778	135,434	44,344	150,622	95,568	55,054
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	2,155,399	1,372,358	783,041	2,051,135	2,106,780	(55,645)
Pioneer Equity Income VCT Portfolio - Class I	4,935	4,940	(5)	22,339	101,777	(79,438)
Pioneer High Yield VCT Portfolio - Class I	671,092	563,003	108,089	609,690	697,348	(87,658)
Pioneer Mid Cap Value VCT Portfolio - Class I	4,324	4,324	-	8,525	35,963	(27,438)
Premier VIT:						
Premier VIT OpCap Mid Cap Portfolio - Class I	737,762	238,163	499,599	532,282	135,793	396,489
RiverSource® Investment Series, Inc.:						
RiverSource® Diversified Equity Income Fund - Class R-3	49,908	20,148	29,760	-	-	-
RiverSource® Diversified Equity Income Fund - Class R-4	306,207	130,325	175,882	256,781	20,088	236,693
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	345,504	100,009	245,495	102,952	23,436	79,516

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	28,576	29,692	(1,116)	33,109	27,192	5,917
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	5,453	59	5,394	1,503	404	1,099
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	56,946	44,584	12,362	34,265	44,692	(10,427)
Templeton Income Trust:						
Templeton Global Bond Fund - Class A	3,261,557	2,014,101	1,247,456	4,912,843	3,025,426	1,887,417
Van Kampen Equity Trust:						
Van Kampen Small Cap Value Fund - Class A	11,299	5,700	5,599	-	-	-
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	2,048	3,405	(1,357)	1,456	633	823
Equity Income Portfolio	13,206	10,059	3,147	6,373	10,764	(4,391)
Small Company Growth Portfolio	4,394	3,944	450	3,329	1,681	1,648
Wanger Advisors Trust:						
Wanger International	1,138,151	627,154	510,997	1,134,746	847,490	287,256
Wanger Select	1,954,522	1,171,233	783,289	2,004,217	1,816,671	187,546
Wanger USA	717,662	429,280	288,382	762,962	547,518	215,444
Washington Mutual Investors Fund℠, Inc.:						
Washington Mutual Investors Fund℠, Inc. - Class R-3	156,376	198,110	(41,734)	254,746	201,698	53,048
Washington Mutual Investors Fund℠, Inc. - Class R-4	2,240,754	1,925,212	315,542	2,584,263	2,507,231	77,032
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	2,101	361	1,740	3,657	1,190	2,467

9. Unit Summary

A summary of units outstanding at December 31, 2009 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM Mid Cap Core Equity Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP4	2,429.959	$ 13.57	$ 32,975
ING MAP PLUS NP9	1,969.395	13.37	26,331
ING MAP PLUS NP11	12,751.677	13.29	169,470
ING MAP PLUS NP13	1,079.159	13.21	14,256
ING MAP PLUS NP14	1,836.978	13.17	24,193
ING MAP PLUS NP15	3,562.887	13.14	46,816
ING MAP PLUS NP17	2,910.136	13.06	38,006
ING MAP PLUS NP22	81.553	12.87	1,050
ING MAP PLUS NP23	1,379.786	12.83	17,703
ING MAP PLUS NP24	4,975.785	12.79	63,640
ING MAP PLUS NP26	72.035	12.72	916
ING MAP PLUS NP28	107.788	12.64	1,362
ING MAP PLUS NP29	804.655	12.60	10,139
ING MAP PLUS NP30	59.344	12.57	746
Qualified V	251.964	12.25	3,087
Qualified VI	43,590.204	12.26	534,416
Qualified XII (0.00)	91.917	12.36	1,136
Qualified XII (0.30)	127.109	12.34	1,569
Qualified XII (0.40)	4,215.303	12.33	51,975
Qualified XII (0.55)	47.557	12.32	586
Qualified XII (0.60)	83.157	12.32	1,024
Qualified XII (0.65)	31.938	12.31	393
Qualified XII (0.70)	56.340	12.31	694
Qualified XII (0.75)	420.125	12.30	5,168
Qualified XII (0.80)	4,355.334	12.30	53,571
Qualified XII (0.85)	1,350.224	12.30	16,608
Qualified XII (0.90)	2.292	12.29	28
Qualified XII (0.95)	4,526.112	12.29	55,626
Qualified XII (1.00)	26,403.961	14.98	395,531
Qualified XII (1.05)	0.407	12.28	5
Qualified XII (1.10)	285.912	12.28	3,511
Qualified XII (1.15)	40.114	12.27	492
Qualified XII (1.20)	934.150	12.27	11,462
Qualified XII (1.25)	2,001.091	12.26	24,533
Qualified XII (1.45)	14.394	12.25	176
Qualified XII (1.50)	24.022	12.24	294
Qualified XVI	223.897	12.24	2,740
Qualified XXVII	53,779.897	12.45	669,560
Qualified LIV	1,122.251	12.30	13,804
Qualified LVI	1,312.838	12.34	16,200
	179,313.647		$ 2,311,792

Division/Contract	Units	Unit Value	Extended Value
AIM Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	2,689.805	$ 11.58	$ 31,148
AIM Global Health Care Fund - Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	801.592	$ 32.10	$ 25,731
ING MAP PLUS NP11	614.481	31.96	19,639
ING MAP PLUS NP13	6.106	31.82	194
ING MAP PLUS NP17	320.273	31.53	10,098
ING MAP PLUS NP21	303.088	31.25	9,472
ING MAP PLUS NP23	1,321.153	31.11	41,101
ING MAP PLUS NP26	761.567	30.90	23,532
ING MAP PLUS NP28	444.131	30.76	13,661
ING MAP PLUS NP29	77.956	30.70	2,393
ING MAP PLUS NP30	594.682	30.63	18,215
	5,245.029		$ 164,036
AIM V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	7,106.854	$4.78 to $9.73	$ 35,712
Contracts in accumulation period:			
Qualified VI	951,416.614	7.82	7,440,078
Qualified VIII	1,865.083	7.81	14,566
Qualified X (1.15)	26,527.732	7.90	209,569
Qualified X (1.25)	93,137.804	7.82	728,338
Qualified XII (0.00)	1,017.498	8.94	9,096
Qualified XII (0.05)	3,729.376	8.61	32,110
Qualified XII (0.20)	2,003.834	8.75	17,534
Qualified XII (0.25)	240.971	8.70	2,096
Qualified XII (0.30)	38,458.695	8.66	333,052
Qualified XII (0.40)	15,681.423	8.56	134,233
Qualified XII (0.50)	34,123.738	8.47	289,028
Qualified XII (0.55)	23,534.529	8.43	198,396
Qualified XII (0.60)	11,864.031	8.38	99,421
Qualified XII (0.65)	129,543.553	8.34	1,080,393
Qualified XII (0.70)	37,225.022	8.29	308,595
Qualified XII (0.75)	37,249.913	8.25	307,312
Qualified XII (0.80)	87,586.534	8.20	718,210
Qualified XII (0.85)	186,810.221	8.16	1,524,371
Qualified XII (0.90)	8,018.679	8.12	65,112
Qualified XII (0.95)	169,400.147	8.07	1,367,059
Qualified XII (1.00)	197,203.826	8.03	1,583,547
Qualified XII (1.05)	28,511.315	7.99	227,805
Qualified XII (1.10)	52,761.609	7.95	419,455
Qualified XII (1.15)	36,439.116	7.90	287,869
Qualified XII (1.20)	31,984.098	7.86	251,395
Qualified XII (1.25)	41,195.925	7.82	322,152
Qualified XII (1.35)	3,264.116	7.74	25,264
Qualified XII (1.40)	13,714.000	7.69	105,461
Qualified XII (1.45)	3,752.361	7.65	28,706

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares (continued)			
Qualified XII (1.50)	1,545.329	$ 7.61	$ 11,760
Qualified XV	10,684.720	8.05	86,012
Qualified XVI	33,236.516	7.61	252,930
Qualified XVII	1,441.845	7.82	11,275
Qualified XVIII	2,706.432	7.82	21,164
Qualified XXVI	4,244.250	8.08	34,294
Qualified XXVII	318,150.101	4.95	1,574,843
Qualified XXXII	1,222.983	9.15	11,190
Qualified XXXIV	11,731.317	6.72	78,834
Qualified XXXVI	1,311.423	9.21	12,078
Qualified XXXVIII	8,524.963	6.78	57,799
Qualified XLIII	1,108.534	6.71	7,438
Qualified LIV	6,579.592	9.42	61,980
Qualified LVI	26,655.263	9.58	255,357
	2,704,511.885		$ 20,642,889
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	49,427.197	$11.56 to $12.73	$ 625,517
Contracts in accumulation period:			
ING Custom Choice 65	7,886.781	12.13	95,667
Qualified VI	1,425,089.457	9.29	13,239,081
Qualified VIII	4.085	9.28	38
Qualified X (1.15)	39,398.871	9.39	369,955
Qualified X (1.25)	84,001.404	9.29	780,373
Qualified XII (0.00)	592.577	10.62	6,293
Qualified XII (0.05)	16,017.145	10.23	163,855
Qualified XII (0.20)	5,022.165	10.40	52,231
Qualified XII (0.25)	59.719	10.34	617
Qualified XII (0.30)	48,596.161	10.29	500,054
Qualified XII (0.35)	1,015.095	10.23	10,384
Qualified XII (0.40)	18,001.669	10.18	183,257
Qualified XII (0.50)	36,215.639	10.07	364,691
Qualified XII (0.55)	52,042.545	10.01	520,946
Qualified XII (0.60)	29,995.741	9.96	298,758
Qualified XII (0.65)	98,470.041	9.91	975,838
Qualified XII (0.70)	41,661.370	9.85	410,364
Qualified XII (0.75)	68,830.336	9.80	674,537
Qualified XII (0.80)	174,904.205	9.75	1,705,316
Qualified XII (0.85)	188,093.151	9.70	1,824,504
Qualified XII (0.90)	11,527.393	9.65	111,239
Qualified XII (0.95)	237,933.906	9.59	2,281,786
Qualified XII (1.00)	473,051.648	9.54	4,512,913
Qualified XII (1.05)	64,028.768	9.49	607,633
Qualified XII (1.10)	75,122.950	9.44	709,161
Qualified XII (1.15)	37,090.933	9.39	348,284
Qualified XII (1.20)	33,442.677	9.34	312,355
Qualified XII (1.25)	58,984.553	9.29	547,966
Qualified XII (1.30)	2,650.291	9.24	24,489
Qualified XII (1.35)	9,941.977	9.19	91,367

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
(continued)			
Qualified XII (1.40)	20,433.299	$ 9.14	$ 186,760
Qualified XII (1.45)	2,744.298	9.09	24,946
Qualified XII (1.50)	2,692.556	9.05	24,368
Qualified XV	6,434.189	9.57	61,575
Qualified XVI	37,836.095	9.05	342,417
Qualified XVII	2,182.401	9.30	20,296
Qualified XVIII	5,715.257	9.30	53,152
Qualified XXVI	4,347.526	9.60	41,736
Qualified XXVII	588,201.495	7.53	4,429,157
Qualified XXXII	518.152	12.48	6,467
Qualified XXXIII (0.65)	951.516	12.85	12,227
Qualified XXXIV	14,173.117	8.74	123,873
Qualified XXXVI	1,470.395	12.96	19,056
Qualified XXXVIII	27,507.720	8.82	242,618
Qualified XLIII	168.717	8.73	1,473
Qualified LIV	5,755.546	12.00	69,067
Qualified LVI	48,752.322	12.20	594,778
	4,158,985.051		$ 38,603,435
Alger Green Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	19,317.743	$ 8.30	$ 160,337
ING MAP PLUS NP11	5,230.397	8.26	43,203
Qualified VI	17,841.316	12.96	231,223
Qualified XII (0.00)	71.773	13.06	937
Qualified XII (0.50)	1,359.124	13.02	17,696
Qualified XII (0.55)	852.024	13.01	11,085
Qualified XII (0.65)	10.599	13.01	138
Qualified XII (0.70)	58.165	13.00	756
Qualified XII (0.75)	3,576.986	13.00	46,501
Qualified XII (0.80)	1,812.926	12.99	23,550
Qualified XII (0.85)	4,246.463	12.99	55,162
Qualified XII (0.90)	243.738	12.98	3,164
Qualified XII (0.95)	1,120.247	12.98	14,541
Qualified XII (1.00)	15,707.108	12.98	203,878
Qualified XII (1.05)	275.813	12.97	3,577
Qualified XII (1.10)	297.995	12.97	3,865
Qualified XII (1.15)	722.958	12.96	9,370
Qualified XII (1.25)	550.272	12.96	7,132
Qualified XII (1.50)	595.797	12.93	7,704
Qualified XVI	1,348.940	12.93	17,442
Qualified XXVII	13,626.421	13.24	180,414
Qualified XXXVIII	1,646.953	13.06	21,509
Qualified LIV	12.963	12.99	168
Qualified LVI	41.200	13.04	537
	90,567.921		$ 1,063,889

Division/Contract	Units	Unit Value		Extended Value	
AllianceBernstein Growth and Income Fund, Inc. - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP9	834.298	$	9.60	$	8,009
ING MAP PLUS NP11	3,327.276		9.54		31,742
ING MAP PLUS NP15	2,527.992		9.43		23,839
ING MAP PLUS NP17	2,491.311		9.37		23,344
ING MAP PLUS NP18	8,087.794		9.34		75,540
ING MAP PLUS NP22	1,741.118		9.23		16,071
ING MAP PLUS NP24	177.265		9.18		1,627
ING MAP PLUS NP26	1,388.929		9.13		12,681
ING MAP PLUS NP28	324.996		9.07		2,948
	20,900.979			$	195,801
AllianceBernstein Growth and Income Portfolio - Class A					
Contracts in accumulation period:					
Qualified X (1.15)	18,335.144	$	9.84	$	180,418
Qualified X (1.25)	25,204.248		9.79		246,750
Qualified XVIII	719.094		9.92		7,133
	44,258.486			$	434,301
Allianz NFJ Dividend Value Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP17	10,989.228	$	12.21	$	134,178
Allianz NFJ Large-Cap Value Fund - Institutional Class					
Contracts in accumulation period:					
Qualified VI	426.363	$	6.99	$	2,980
Qualified XLII	160,490.029		7.13		1,144,294
Qualified LIV	4,526.257		7.04		31,865
	165,442.649			$	1,179,139
Allianz NFJ Small-Cap Value Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP9	2,668.114	$	14.77	$	39,408
ING MAP PLUS NP11	381.819		14.68		5,605
ING MAP PLUS NP13	197.731		14.59		2,885
ING MAP PLUS NP14	4,707.484		14.55		68,494
ING MAP PLUS NP15	1,416.384		14.51		20,552
ING MAP PLUS NP17	770.673		14.42		11,113
ING MAP PLUS NP18	20,835.277		14.38		299,611
ING MAP PLUS NP28	7,890.358		13.96		110,149
ING MAP PLUS NP29	370.653		13.92		5,159
ING MAP PLUS NP30	14.356		13.88		199
	39,252.849			$	563,175

Division/Contract	Units	Unit Value	Extended Value
Amana Growth Fund			
Contracts in accumulation period:			
ING MAP PLUS NP11	46.641	$ 12.30	$ 574
ING MAP PLUS NP17	6,276.871	12.28	77,080
Qualified VI	93,644.610	12.27	1,149,019
Qualified XII (0.05)	42,535.192	9.74	414,293
Qualified XII (0.30)	9,708.130	9.70	94,169
Qualified XII (0.40)	4,402.488	9.69	42,660
Qualified XII (0.50)	3,584.577	9.68	34,699
Qualified XII (0.55)	1,614.012	9.67	15,607
Qualified XII (0.60)	811.115	9.67	7,843
Qualified XII (0.65)	10,611.935	9.66	102,511
Qualified XII (0.70)	1,210.974	9.65	11,686
Qualified XII (0.75)	76,423.830	9.65	737,490
Qualified XII (0.80)	28,841.479	9.64	278,032
Qualified XII (0.85)	19,265.262	9.63	185,524
Qualified XII (0.90)	3,100.814	9.63	29,861
Qualified XII (0.95)	18,887.574	9.62	181,698
Qualified XII (1.00)	157,238.800	9.61	1,511,065
Qualified XII (1.05)	216.735	9.61	2,083
Qualified XII (1.10)	765.569	9.60	7,349
Qualified XII (1.15)	956.285	9.59	9,171
Qualified XII (1.20)	3,738.071	9.59	35,848
Qualified XII (1.25)	13,147.989	9.58	125,958
Qualified XII (1.40)	259.993	9.56	2,486
Qualified XII (1.50)	101.295	9.55	967
Qualified XVI	2,063.112	12.25	25,273
Qualified XXVII	36,336.310	12.44	452,024
Qualified XXXVIII	3,042.616	9.74	29,635
Qualified LIV	4,834.670	12.30	59,466
Qualified LVI	2,140.042	12.35	26,430
	545,806.991		$ 5,650,501
Amana Income Fund			
Contracts in accumulation period:			
ING MAP PLUS NP22	283.997	$ 12.00	$ 3,408
ING MAP PLUS NP27	463.568	11.98	5,554
Qualified VI	142,723.257	12.01	1,714,106
Qualified XII (0.05)	33,771.552	10.03	338,729
Qualified XII (0.30)	11,230.518	10.00	112,305
Qualified XII (0.40)	3,175.285	9.98	31,689
Qualified XII (0.50)	1,603.611	9.97	15,988
Qualified XII (0.55)	757.595	9.96	7,546
Qualified XII (0.65)	9,054.890	9.95	90,096
Qualified XII (0.70)	1,653.294	9.94	16,434
Qualified XII (0.75)	251,186.954	9.94	2,496,798
Qualified XII (0.80)	54,964.476	9.93	545,797
Qualified XII (0.85)	44,451.466	9.92	440,959
Qualified XII (0.90)	3,649.146	9.91	36,163
Qualified XII (0.95)	27,633.849	9.91	273,851

Division/Contract	Units	Unit Value	Extended Value
Amana Income Fund (continued)			
Qualified XII (1.00)	207,887.637	$ 9.90	$ 2,058,088
Qualified XII (1.10)	8,007.422	9.89	79,193
Qualified XII (1.15)	3.399	9.88	34
Qualified XII (1.20)	736.565	9.87	7,270
Qualified XII (1.25)	12,585.987	9.87	124,224
Qualified XII (1.35)	499.868	9.85	4,924
Qualified XII (1.40)	186.247	9.85	1,835
Qualified XII (1.50)	603.199	9.83	5,929
Qualified XVI	3,544.003	11.99	42,493
Qualified XXVI	504.566	12.04	6,075
Qualified XXVII	118,389.375	12.44	1,472,764
Qualified XXXVIII	8,559.283	10.04	85,935
Qualified LIV	25,156.960	12.04	302,890
Qualified LVI	2,851.022	12.09	34,469
	976,118.991		$ 10,355,546
American Balanced Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	9,529.243	$ 11.58	$ 110,349
ING MAP PLUS NP3	9,217.304	11.52	106,183
ING MAP PLUS NP4	6,090.554	11.48	69,920
ING MAP PLUS NP6	1,608.017	11.41	18,347
ING MAP PLUS NP8	10,010.494	11.35	113,619
ING MAP PLUS NP9	68,947.634	11.31	779,798
ING MAP PLUS NP10	22,804.180	11.28	257,231
ING MAP PLUS NP11	8,333.569	11.25	93,753
ING MAP PLUS NP14	54,614.602	11.15	608,953
ING MAP PLUS NP15	29,987.186	11.11	333,158
ING MAP PLUS NP16	42,031.310	11.08	465,707
ING MAP PLUS NP17	26,974.443	11.05	298,068
ING MAP PLUS NP18	5,447.553	11.02	60,032
ING MAP PLUS NP19	44,958.079	10.98	493,640
ING MAP PLUS NP20	69,232.633	10.95	758,097
ING MAP PLUS NP21	26,426.842	10.92	288,581
ING MAP PLUS NP22	3,400.820	10.89	37,035
ING MAP PLUS NP23	9,358.840	10.85	101,543
ING MAP PLUS NP25	2,811.160	10.79	30,332
ING MAP PLUS NP26	5,918.830	10.76	63,687
ING MAP PLUS NP27	7,128.771	10.73	76,492
ING MAP PLUS NP28	54,588.517	10.70	584,097
ING MAP PLUS NP29	4,336.920	10.66	46,232
ING MAP PLUS NP30	68.256	10.63	726
	523,825.757		$ 5,795,580

Division/Contract	Units	Unit Value	Extended Value
American Century Inflation-Adjusted Bond Fund - Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,151.170	$ 10.72	$ 12,341
ING MAP PLUS NP17	2,164.599	10.70	23,161
ING MAP PLUS NP27	500.408	10.67	5,339
Qualified VI	182,945.935	10.69	1,955,692
Qualified XII (0.00)	3,424.684	10.78	36,918
Qualified XII (0.30)	4,657.046	10.76	50,110
Qualified XII (0.40)	364.735	10.75	3,921
Qualified XII (0.50)	8,278.576	10.75	88,995
Qualified XII (0.55)	2,058.084	10.74	22,104
Qualified XII (0.60)	20.379	10.74	219
Qualified XII (0.65)	5,289.484	10.74	56,809
Qualified XII (0.70)	9.821	10.73	105
Qualified XII (0.75)	24,427.677	10.73	262,109
Qualified XII (0.80)	46,604.366	10.73	500,065
Qualified XII (0.85)	59,423.632	10.72	637,021
Qualified XII (0.90)	4,262.597	10.72	45,695
Qualified XII (0.95)	23,653.747	10.72	253,568
Qualified XII (1.00)	117,956.405	10.71	1,263,313
Qualified XII (1.05)	1,792.299	10.71	19,196
Qualified XII (1.10)	6,424.028	10.71	68,801
Qualified XII (1.15)	7,196.194	10.70	76,999
Qualified XII (1.20)	3,791.303	10.70	40,567
Qualified XII (1.25)	13,688.326	10.69	146,328
Qualified XII (1.35)	597.565	10.69	6,388
Qualified XII (1.40)	1,883.778	10.68	20,119
Qualified XVI	131.086	10.68	1,400
Qualified XXVII	289,327.439	10.69	3,092,910
Qualified XXXVIII	8,924.277	10.78	96,204
Qualified LIV	8,063.450	10.73	86,521
Qualified LVI	17,418.931	10.76	187,428
	846,432.021		$ 9,060,346
American Century Income & Growth Fund - A Class			
Contracts in accumulation period:			
Qualified XII (1.00)	297.555	$ 27.50	$ 8,183
Qualified XXVII	522,790.855	8.89	4,647,611
	523,088.410		$ 4,655,794

Division/Contract	Units	Unit Value	Extended Value
Ariel Appreciation Fund			
Contracts in accumulation period:			
ING MAP PLUS NP9	14,457.420	$ 11.46	$ 165,682
ING MAP PLUS NP11	790.507	11.40	9,012
ING MAP PLUS NP13	385.436	11.33	4,367
ING MAP PLUS NP14	14,517.320	11.29	163,901
ING MAP PLUS NP15	12,927.607	11.26	145,565
ING MAP PLUS NP16	403.897	11.23	4,536
ING MAP PLUS NP17	6,761.248	11.19	75,658
ING MAP PLUS NP18	887.532	11.16	9,905
ING MAP PLUS NP19	128.893	11.13	1,435
ING MAP PLUS NP22	10.451	11.03	115
ING MAP PLUS NP26	267.128	10.90	2,912
ING MAP PLUS NP28	684.351	10.84	7,418
ING MAP PLUS NP29	1,587.863	10.80	17,149
ING MAP PLUS NP32	261.429	10.71	2,800
ING MAP PLUS NP36	1,096.324	10.58	11,599
	55,167.406		$ 622,054
Ariel Fund			
Contracts in accumulation period:			
ING MAP PLUS NP8	1,377.335	$ 10.51	$ 14,476
ING MAP PLUS NP9	23,475.300	10.48	246,021
ING MAP PLUS NP14	5,321.946	10.33	54,976
ING MAP PLUS NP15	27,409.504	10.30	282,318
ING MAP PLUS NP16	300.997	10.26	3,088
ING MAP PLUS NP17	16,728.332	10.23	171,131
ING MAP PLUS NP18	5,701.555	10.20	58,156
ING MAP PLUS NP19	10,584.386	10.17	107,643
ING MAP PLUS NP20	17,453.998	10.14	176,984
ING MAP PLUS NP21	2,401.882	10.11	24,283
ING MAP PLUS NP23	4,231.091	10.05	42,522
ING MAP PLUS NP24	1,516.984	10.02	15,200
ING MAP PLUS NP25	1,395.528	10.00	13,955
ING MAP PLUS NP26	979.032	9.97	9,761
ING MAP PLUS NP27	90.984	9.94	904
ING MAP PLUS NP28	720.838	9.91	7,144
ING MAP PLUS NP29	1,591.523	9.88	15,724
ING MAP PLUS NP30	2,585.780	9.85	25,470
ING MAP PLUS NP36	139.020	9.68	1,346
	124,006.015		$ 1,271,102

Division/Contract	Units	Unit Value	Extended Value
Artisan International Fund - Investor Shares			
Contracts in accumulation period:			
ING Custom Choice 62	85.374	$ 7.68	$ 656
ING MAP PLUS NP11	41.853	13.31	557
ING MAP PLUS NP12	6.672	13.31	89
Qualified VI	88,128.654	7.68	676,828
Qualified XII (0.25)	145.491	8.13	1,183
Qualified XII (0.30)	7,775.181	8.11	63,057
Qualified XII (0.40)	1,147.744	8.09	9,285
Qualified XII (0.50)	3,790.128	8.07	30,586
Qualified XII (0.55)	645.300	8.06	5,201
Qualified XII (0.60)	4,079.410	8.05	32,839
Qualified XII (0.65)	456.000	8.04	3,666
Qualified XII (0.70)	461.019	8.03	3,702
Qualified XII (0.75)	3,231.630	8.02	25,918
Qualified XII (0.80)	13,361.407	8.01	107,025
Qualified XII (0.85)	22,281.555	8.00	178,252
Qualified XII (0.90)	833.611	7.99	6,661
Qualified XII (0.95)	10,664.253	7.98	85,101
Qualified XII (1.00)	50,777.440	7.96	404,188
Qualified XII (1.05)	779.152	7.95	6,194
Qualified XII (1.10)	637.673	7.94	5,063
Qualified XII (1.15)	3,878.284	7.93	30,755
Qualified XII (1.20)	284.763	7.92	2,255
Qualified XII (1.25)	12,780.402	7.91	101,093
Qualified XII (1.35)	0.859	7.89	7
Qualified XII (1.40)	638.860	7.88	5,034
Qualified XIII	718.049	7.71	5,536
Qualified XVI	1,268.611	7.64	9,692
Qualified XXVI	386.237	7.72	2,982
Qualified XXXIV	98.487	7.76	764
Qualified XXXVIII	91.009	7.84	714
Qualified LIV	1,863.521	7.73	14,405
Qualified LVI	1,229.106	7.80	9,587
	232,567.735		$ 1,828,875
BlackRock Mid Cap Value Opportunities Fund - **Investor A Shares**			
Contracts in accumulation period:			
ING Custom Choice 65	36.319	$ 12.67	$ 460
ING MAP PLUS NP11	46.055	12.65	583
Qualified VI	9,886.958	12.60	124,576
Qualified XII (0.40)	361.326	12.67	4,578
Qualified XII (0.55)	59.346	12.65	751
Qualified XII (0.60)	10.252	12.65	130
Qualified XII (0.70)	12.765	12.64	161
Qualified XII (0.80)	567.290	12.63	7,165
Qualified XII (0.85)	1,096.375	12.63	13,847
Qualified XII (0.90)	22.305	12.63	282
Qualified XII (0.95)	339.080	12.62	4,279

Division/Contract	Units	Unit Value	Extended Value
BlackRock Mid Cap Value Opportunities Fund -			
Investor A Shares (continued)			
Qualified XII (1.00)	991.515	$ 12.62	$ 12,513
Qualified XII (1.05)	6.933	12.61	87
Qualified XII (1.10)	10.504	12.61	132
Qualified XII (1.20)	76.659	12.60	966
Qualified XII (1.25)	56.945	12.60	718
Qualified XII (1.40)	19.506	12.58	245
Qualified XXVII	6,980.850	12.99	90,681
Qualified LIV	85.030	12.63	1,074
	20,666.013		$ 263,228
The Bond Fund of America^{SM}, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	155.506	$ 9.87	$ 1,535
Qualified VI	196,860.350	9.87	1,943,012
Qualified XII (0.30)	2,596.840	10.02	26,020
Qualified XII (0.35)	1,053.396	10.01	10,544
Qualified XII (0.40)	5,176.246	10.00	51,762
Qualified XII (0.50)	11,517.347	9.99	115,058
Qualified XII (0.55)	311.247	9.98	3,106
Qualified XII (0.60)	1,843.928	9.97	18,384
Qualified XII (0.65)	12,569.474	9.96	125,192
Qualified XII (0.70)	1,829.259	9.96	18,219
Qualified XII (0.75)	24,855.142	9.95	247,309
Qualified XII (0.80)	50,694.033	9.94	503,899
Qualified XII (0.85)	53,287.938	9.93	529,149
Qualified XII (0.90)	2,404.873	9.92	23,856
Qualified XII (0.95)	54,367.489	9.91	538,782
Qualified XII (1.00)	126,047.527	9.91	1,249,131
Qualified XII (1.05)	2,769.042	9.90	27,414
Qualified XII (1.10)	8,689.129	9.89	85,935
Qualified XII (1.15)	5,715.580	9.88	56,470
Qualified XII (1.20)	1,421.559	9.87	14,031
Qualified XII (1.25)	12,439.210	9.87	122,775
Qualified XII (1.35)	4.471	9.85	44
Qualified XII (1.40)	5,802.427	9.84	57,096
Qualified XII (1.45)	52.968	9.83	521
Qualified XV	3,312.964	9.91	32,831
Qualified XVI	693.422	9.82	6,809
Qualified XXVI	666.980	9.92	6,616
Qualified XXXIV	21.736	9.98	217
Qualified XXXVIII	4,466.551	10.07	44,978
Qualified LIV	9,101.149	9.94	90,465
Qualified LVI	3,087.542	10.03	30,968
	603,815.325		$ 5,982,128

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced Portfolio			
Currently payable annuity contracts:	10,838.899	$ 10.62	$ 115,109
Contracts in accumulation period:			
ING Custom Choice 62	762.246	10.32	7,866
Qualified V	496.515	20.88	10,367
Qualified VI	544,542.031	20.83	11,342,811
Qualified VIII	4,855.919	18.90	91,777
Qualified X (1.15)	11,703.473	10.80	126,398
Qualified X (1.25)	63,255.845	10.67	674,940
Qualified XII (0.00)	913.283	12.53	11,443
Qualified XII (0.05)	5,401.123	23.17	125,144
Qualified XII (0.20)	3,281.000	12.25	40,192
Qualified XII (0.25)	42.174	12.17	513
Qualified XII (0.30)	8,552.325	12.10	103,483
Qualified XII (0.35)	210.840	12.03	2,536
Qualified XII (0.40)	5,287.306	16.72	88,404
Qualified XII (0.50)	13,253.319	12.11	160,498
Qualified XII (0.55)	10,091.787	11.76	118,679
Qualified XII (0.60)	4,895.449	11.69	57,228
Qualified XII (0.65)	87,779.674	11.62	1,020,000
Qualified XII (0.70)	78,696.339	11.55	908,943
Qualified XII (0.75)	44,679.564	11.49	513,368
Qualified XII (0.80)	99,477.908	12.02	1,195,724
Qualified XII (0.85)	128,599.236	15.94	2,049,872
Qualified XII (0.90)	8,761.628	11.79	103,300
Qualified XII (0.95)	110,584.552	15.72	1,738,389
Qualified XII (1.00)	297,679.819	15.62	4,649,759
Qualified XII (1.05)	9,009.164	15.51	139,732
Qualified XII (1.10)	39,583.842	15.41	609,987
Qualified XII (1.15)	11,115.138	15.30	170,062
Qualified XII (1.20)	5,411.470	15.20	82,254
Qualified XII (1.25)	32,906.631	15.09	496,561
Qualified XII (1.35)	2,704.114	14.89	40,264
Qualified XII (1.40)	17,007.252	14.79	251,537
Qualified XII (1.45)	2,191.689	14.69	32,196
Qualified XII (1.50)	177.399	14.59	2,588
Qualified XV	3,604.355	21.66	78,070
Qualified XVI	27,967.533	20.17	564,105
Qualified XVII	500.185	20.83	10,419
Qualified XVIII	1,154.388	10.67	12,317
Qualified XXVII	399,657.988	28.29	11,306,324
Qualified XXVIII	94,498.243	28.04	2,649,731
Qualified XXXIV	3,927.687	8.44	33,150
Qualified XXXVI	558.205	10.96	6,118
Qualified XXXVIII	55,181.920	8.52	470,150
Qualified LIV	8,230.465	10.16	83,622
Qualified LVI	9,479.811	10.33	97,926
	2,269,509.733		$ 42,393,856

Division/Contract	Units	Unit Value	Extended Value
Capital World Growth & Income Fund[SM], Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,079.767	$ 12.85	$ 13,875
ING MAP PLUS NP12	48.275	12.84	620
	1,128.042		$ 14,495
Columbia[SM] Acorn Fund® - Class Z			
Contracts in accumulation period:			
Qualified VI	2,383.465	$ 8.74	$ 20,831
Qualified XV	655.293	8.78	5,753
Qualified XLII	271,744.582	8.92	2,423,962
Qualified XLIII	27.786	8.83	245
	274,811.126		$ 2,450,791
Columbia Mid Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	18,648.738	$ 8.05	$ 150,122
ING MAP PLUS NP8	2,204.162	8.03	17,699
ING MAP PLUS NP9	609.306	8.03	4,893
ING MAP PLUS NP11	279.141	8.01	2,236
ING MAP PLUS NP15	13,866.931	7.99	110,797
ING MAP PLUS NP17	393.167	7.97	3,134
ING MAP PLUS NP21	47.820	7.95	380
ING MAP PLUS NP22	131.683	7.94	1,046
ING MAP PLUS NP25	2.159	7.92	17
ING MAP PLUS NP26	308.386	7.92	2,442
ING MAP PLUS NP28	1,137.065	7.90	8,983
ING MAP PLUS NP29	36.208	7.90	286
Qualified VI	34,657.885	7.94	275,184
Qualified XII (0.00)	1,775.546	8.11	14,400
Qualified XII (0.30)	1,131.462	8.07	9,131
Qualified XII (0.40)	117.774	8.05	948
Qualified XII (0.50)	342.894	8.04	2,757
Qualified XII (0.55)	975.803	8.03	7,836
Qualified XII (0.60)	648.435	8.03	5,207
Qualified XII (0.65)	1,353.515	8.02	10,855
Qualified XII (0.70)	429.981	8.01	3,444
Qualified XII (0.75)	1,120.245	8.01	8,973
Qualified XII (0.80)	14,223.026	8.00	113,784
Qualified XII (0.85)	11,624.149	7.99	92,877
Qualified XII (0.90)	276.223	7.99	2,207
Qualified XII (0.95)	4,623.519	7.98	36,896
Qualified XII (1.00)	57,737.123	7.97	460,165
Qualified XII (1.05)	22.616	7.97	180
Qualified XII (1.10)	3,188.534	7.96	25,381
Qualified XII (1.15)	2,486.001	7.95	19,764
Qualified XII (1.20)	28.361	7.95	225
Qualified XII (1.25)	2,198.316	7.94	17,455
Qualified XII (1.40)	1,510.254	7.92	11,961
Qualified XII (1.45)	5.195	7.91	41
Qualified XVI	2.982	7.91	24

Division/Contract	Units	Unit Value		Extended Value	
Columbia Mid Cap Value Fund - Class A (continued)					
Qualified XXI	180,795.959	$	8.00	$	1,446,368
Qualified XXVI	502.618		7.99		4,016
Qualified LIV	10,716.269		8.00		85,730
Qualified LVI	428.463		8.07		3,458
	370,587.914			$	2,961,302
Columbia Mid Cap Value Fund - Class Z					
Contracts in accumulation period:					
Qualified XLII	161,323.542	$	8.14	$	1,313,174
Qualified LIV	151.607		8.04		1,219
	161,475.149			$	1,314,393
CRM Mid Cap Value Fund - Investor Shares					
Contracts in accumulation period:					
ING MAP PLUS NP6	5,637.736	$	12.17	$	68,611
ING MAP PLUS NP11	117.872		12.15		1,432
	5,755.608			$	70,043
DWS Equity 500 Index Fund - Class S					
Contracts in accumulation period:					
Qualified XII (1.00)	20,779.234	$	11.89	$	247,065
Eaton Vance Large-Cap Value Fund - Class R					
Contracts in accumulation period:					
ING MAP PLUS NP11	1,034.141	$	12.21	$	12,627
ING MAP PLUS NP12	66.559		12.21		813
	1,100.700			$	13,440
EuroPacific Growth Fund® - Class R-3					
Contracts in accumulation period:					
ING MAP PLUS NP1	73,443.616	$	16.61	$	1,219,898
ING MAP PLUS NP3	140.405		16.51		2,318
ING MAP PLUS NP4	21,752.953		16.47		358,271
ING MAP PLUS NP5	8,573.311		16.42		140,774
ING MAP PLUS NP6	38,027.583		16.37		622,512
ING MAP PLUS NP8	102,804.666		16.27		1,672,632
ING MAP PLUS NP9	61,041.624		16.22		990,095
ING MAP PLUS NP10	29,568.991		16.18		478,426
ING MAP PLUS NP11	38,672.709		16.13		623,791
ING MAP PLUS NP12	16,563.364		16.08		266,339
ING MAP PLUS NP13	16,262.823		16.03		260,693
ING MAP PLUS NP14	65,213.369		15.99		1,042,762
ING MAP PLUS NP15	69,889.059		15.94		1,114,032
ING MAP PLUS NP16	752.807		15.89		11,962
ING MAP PLUS NP17	22,544.181		15.85		357,325
ING MAP PLUS NP18	3,977.092		15.80		62,838
ING MAP PLUS NP19	17,151.347		15.75		270,134
ING MAP PLUS NP20	9,607.646		15.71		150,936
ING MAP PLUS NP21	25,708.104		15.66		402,589
ING MAP PLUS NP22	16,896.757		15.61		263,758
ING MAP PLUS NP23	23,796.186		15.57		370,507
ING MAP PLUS NP24	5,050.038		15.52		78,377

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3 (continued)			
ING MAP PLUS NP25	7,665.271	15.48	118,658
ING MAP PLUS NP26	10,523.171	15.43	162,373
ING MAP PLUS NP27	190.505	15.38	2,930
ING MAP PLUS NP28	17,273.485	15.34	264,975
ING MAP PLUS NP29	10,688.025	15.29	163,420
ING MAP PLUS NP30	4,507.031	15.25	68,732
ING MAP PLUS NP31	45.618	15.20	693
ING MAP PLUS NP32	1,870.026	15.16	28,350
ING MAP PLUS NP36	401.702	14.98	6,017
	720,603.465		$ 11,577,117
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	9,930.549	$ 16.25	$ 161,371
ING Custom Choice 65	2,557.710	14.49	37,061
Qualified V	2,500.142	15.45	38,627
Qualified VI	3,252,867.665	15.60	50,744,736
Qualified XII (0.00)	39,259.308	16.74	657,201
Qualified XII (0.05)	276,847.719	16.71	4,626,125
Qualified XII (0.10)	73.239	16.65	1,219
Qualified XII (0.25)	452.906	16.51	7,477
Qualified XII (0.30)	214,092.721	16.46	3,523,966
Qualified XII (0.35)	1,789.636	16.41	29,368
Qualified XII (0.40)	87,378.890	16.37	1,430,392
Qualified XII (0.50)	1,915,626.174	16.27	31,167,238
Qualified XII (0.55)	176,649.167	16.23	2,867,016
Qualified XII (0.60)	35,173.615	16.18	569,109
Qualified XII (0.65)	450,104.663	16.14	7,264,689
Qualified XII (0.70)	328,320.490	16.09	5,282,677
Qualified XII (0.75)	1,022,503.173	16.04	16,400,951
Qualified XII (0.80)	603,193.271	16.00	9,651,092
Qualified XII (0.85)	466,338.116	15.95	7,438,093
Qualified XII (0.90)	62,562.770	15.91	995,374
Qualified XII (0.95)	548,199.900	15.86	8,694,450
Qualified XII (1.00)	3,019,894.480	15.82	47,774,731
Qualified XII (1.05)	56,874.836	15.77	896,916
Qualified XII (1.10)	86,617.226	15.73	1,362,489
Qualified XII (1.15)	136,704.420	15.68	2,143,525
Qualified XII (1.20)	23,498.512	15.64	367,517
Qualified XII (1.25)	167,669.245	15.60	2,615,640
Qualified XII (1.30)	189.406	15.55	2,945
Qualified XII (1.35)	9,436.318	15.51	146,357
Qualified XII (1.40)	20,628.117	15.46	318,911
Qualified XII (1.45)	1,918.176	15.42	29,578
Qualified XII (1.50)	1,608.578	15.38	24,740
Qualified XV	11,782.322	15.86	186,868
Qualified XVI	76,605.195	15.38	1,178,188
Qualified XVII	604.344	15.72	9,500
Qualified XXI	33,940.406	16.00	543,046
Qualified XXVI	2,351.676	15.95	37,509

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-4 (continued)			
Qualified XXVII	2,451,826.374	$ 13.91	$ 34,104,905
Qualified XXXIII (0.65)	7,108.600	16.80	119,424
Qualified XXXIV	5,848.116	8.12	47,487
Qualified XXXVIII	69,773.572	8.20	572,143
Qualified XLIII	5,853.469	8.12	47,530
Qualified LIV	166,555.604	14.33	2,386,742
Qualified LVI	36,525.806	14.57	532,181
	15,890,236.622		$ 247,037,104
Evergreen Special Values Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	2,035.857	$ 12.36	$ 25,163
ING MAP PLUS NP9	5,977.329	12.33	73,700
ING MAP PLUS NP14	120.037	12.14	1,457
ING MAP PLUS NP17	6,760.448	12.04	81,396
ING MAP PLUS NP18	2,009.985	12.00	24,120
ING MAP PLUS NP20	6,339.763	11.93	75,633
ING MAP PLUS NP26	1,604.947	11.72	18,810
ING MAP PLUS NP27	254.170	11.69	2,971
Qualified V	362.163	18.39	6,660
Qualified VI	785,985.830	18.66	14,666,496
Qualified XII (0.10)	19.417	20.79	404
Qualified XII (0.30)	53,015.070	20.41	1,082,038
Qualified XII (0.40)	25,493.055	20.21	515,215
Qualified XII (0.50)	13,845.190	20.03	277,319
Qualified XII (0.55)	20,870.916	19.93	415,957
Qualified XII (0.60)	9,129.528	19.84	181,130
Qualified XII (0.65)	45,701.007	19.75	902,595
Qualified XII (0.70)	28,496.432	19.65	559,955
Qualified XII (0.75)	174,732.111	19.56	3,417,760
Qualified XII (0.80)	11,211.361	19.47	218,285
Qualified XII (0.85)	108,555.055	19.38	2,103,797
Qualified XII (0.90)	44,483.671	19.29	858,090
Qualified XII (0.95)	113,856.999	19.20	2,186,054
Qualified XII (1.00)	607,006.062	19.11	11,599,886
Qualified XII (1.05)	19,064.826	19.02	362,613
Qualified XII (1.10)	19,956.690	18.93	377,780
Qualified XII (1.15)	39,609.982	18.84	746,252
Qualified XII (1.20)	5,704.525	18.75	106,960
Qualified XII (1.25)	35,143.042	18.66	655,769
Qualified XII (1.30)	8,509.355	18.58	158,104
Qualified XII (1.35)	116.823	18.49	2,160
Qualified XII (1.40)	3,961.711	18.40	72,895
Qualified XII (1.45)	955.173	18.32	17,499
Qualified XII (1.50)	3.717	18.23	68
Qualified XVI	10,121.747	18.23	184,519
Qualified XVII	406.813	18.66	7,591
Qualified XXVII	2,126,652.263	18.93	40,257,527
Qualified XXXIV	1,869.222	8.26	15,440
Qualified XXXVIII	1,708.338	8.34	14,248
Qualified LIV	39,529.179	11.09	438,379
	4,381,179.809		$ 82,712,695

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:	269,610.564	$9.59 to $10.80	$ 2,903,518
Contracts in accumulation period:			
ING Custom Choice 62	2,620.070	10.24	26,830
ING Custom Choice 65	10,319.925	9.96	102,786
ING MAP PLUS NP1	19,396.716	10.37	201,144
ING MAP PLUS NP6	11,929.004	10.22	121,914
ING MAP PLUS NP8	10,869.956	10.16	110,439
ING MAP PLUS NP11	16,036.630	10.07	161,489
ING MAP PLUS NP12	4,485.305	10.04	45,032
ING MAP PLUS NP13	29,415.564	10.01	294,450
ING MAP PLUS NP14	1,391.234	9.98	13,885
ING MAP PLUS NP15	17,033.699	9.95	169,485
ING MAP PLUS NP16	1,400.115	9.92	13,889
ING MAP PLUS NP17	7,325.315	9.89	72,447
ING MAP PLUS NP20	9,333.466	9.80	91,468
ING MAP PLUS NP22	267.203	9.74	2,603
ING MAP PLUS NP23	2,525.523	9.72	24,548
ING MAP PLUS NP24	1,154.985	9.69	11,192
ING MAP PLUS NP26	4,848.048	9.63	46,687
ING MAP PLUS NP28	2,378.912	9.57	22,766
ING MAP PLUS NP29	3,394.172	9.55	32,414
ING MAP PLUS NP30	1,997.263	9.52	19,014
ING MAP PLUS NP32	44.493	9.46	421
ING MAP PLUS NP36	1,167.440	9.35	10,916
Qualified V	2,820.653	18.91	53,339
Qualified VI	3,266,009.001	19.42	63,425,895
Qualified VIII	2,651.530	19.33	51,254
Qualified X (1.15)	252,568.469	24.68	6,233,390
Qualified X (1.25)	278,676.426	24.30	6,771,837
Qualified XII (0.00)	30,022.154	12.76	383,083
Qualified XII (0.05)	123,950.482	21.58	2,674,851
Qualified XII (0.10)	234.060	12.61	2,951
Qualified XII (0.20)	65,342.293	12.46	814,165
Qualified XII (0.25)	11,560.239	12.39	143,231
Qualified XII (0.30)	299,833.531	12.32	3,693,949
Qualified XII (0.35)	9,351.718	12.25	114,559
Qualified XII (0.40)	122,797.017	18.55	2,277,885
Qualified XII (0.45)	47.215	12.11	572
Qualified XII (0.50)	1,418,007.886	12.52	17,753,459
Qualified XII (0.55)	148,927.310	11.97	1,782,660
Qualified XII (0.60)	75,944.775	11.90	903,743
Qualified XII (0.65)	670,535.361	11.83	7,932,433
Qualified XII (0.70)	302,710.575	11.76	3,559,876
Qualified XII (0.75)	280,525.007	11.69	3,279,337
Qualified XII (0.80)	804,864.852	12.68	10,205,686
Qualified XII (0.85)	373,153.588	17.69	6,601,087
Qualified XII (0.90)	56,842.310	12.33	700,866
Qualified XII (0.95)	686,819.837	17.45	11,985,006

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)			
Qualified XII (1.00)	1,395,515.890	$ 17.33	$ 24,184,290
Qualified XII (1.05)	85,701.456	17.21	1,474,922
Qualified XII (1.10)	146,695.670	17.09	2,507,029
Qualified XII (1.15)	140,149.229	16.98	2,379,734
Qualified XII (1.20)	49,321.489	16.86	831,560
Qualified XII (1.25)	143,169.845	16.75	2,398,095
Qualified XII (1.30)	8,916.300	16.63	148,278
Qualified XII (1.35)	2,974.625	16.52	49,141
Qualified XII (1.40)	18,638.490	16.41	305,858
Qualified XII (1.45)	8,189.676	16.30	133,492
Qualified XII (1.50)	3,869.425	16.19	62,646
Qualified XIII	2,248.904	20.22	45,473
Qualified XV	28,646.071	20.19	578,364
Qualified XVI	118,617.736	18.81	2,231,200
Qualified XVII	2,551.355	19.42	49,547
Qualified XVIII	9,784.530	24.30	237,764
Qualified XXVI	8,473.236	20.05	169,888
Qualified XXVII	2,019,630.701	20.81	42,028,515
Qualified XXVIII	1,175,450.943	20.63	24,249,553
Qualified XXXII	22,816.938	10.48	239,122
Qualified XXXIV	82,677.456	7.06	583,703
Qualified XXXVI	33,424.254	11.02	368,335
Qualified XXXVIII	55,982.248	7.13	399,153
Qualified XLIII	15,464.268	7.06	109,178
Qualified LIV	58,973.307	9.86	581,477
Qualified LVI	152,143.750	10.02	1,524,480
	15,503,169.683		$ 263,715,248
Fidelity® VIP Growth Portfolio - Initial Class			
Currently payable annuity contracts:	46,659.611	$ 9.75	$ 454,931
Contracts in accumulation period:			
ING Custom Choice 62	3,903.415	9.77	38,136
ING Custom Choice 65	22,263.108	10.25	228,197
ING MAP PLUS NP1	11,704.670	9.45	110,609
ING MAP PLUS NP9	2,874.320	9.23	26,530
ING MAP PLUS NP11	4,605.400	9.17	42,232
ING MAP PLUS NP17	1,878.749	9.01	16,928
ING MAP PLUS NP21	3,932.217	8.91	35,036
ING MAP PLUS NP24	1,652.023	8.83	14,587
ING MAP PLUS NP26	1,484.885	8.77	13,022
ING MAP PLUS NP30	144.783	8.67	1,255
Qualified V	134.466	15.54	2,090
Qualified VI	4,255,039.917	15.71	66,846,677
Qualified VIII	6,683.641	15.88	106,136
Qualified X (1.15)	335,810.660	22.19	7,451,639
Qualified X (1.25)	309,061.442	21.84	6,749,902
Qualified XII (0.00)	32,322.728	11.48	371,065
Qualified XII (0.05)	26,974.389	17.45	470,703
Qualified XII (0.10)	90.333	11.35	1,025

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class (continued)			
Qualified XII (0.20)	72,136.150	$ 11.22	$ 809,368
Qualified XII (0.25)	7,717.926	11.16	86,132
Qualified XII (0.30)	406,574.322	11.09	4,508,909
Qualified XII (0.35)	21,537.317	11.03	237,557
Qualified XII (0.40)	77,200.782	15.78	1,218,228
Qualified XII (0.45)	277.676	10.90	3,027
Qualified XII (0.50)	417,864.489	11.38	4,755,298
Qualified XII (0.55)	207,922.881	10.77	2,239,329
Qualified XII (0.60)	166,797.587	10.71	1,786,402
Qualified XII (0.65)	1,361,965.799	10.65	14,504,936
Qualified XII (0.70)	290,339.224	10.59	3,074,692
Qualified XII (0.75)	280,771.178	10.53	2,956,521
Qualified XII (0.80)	579,018.528	11.46	6,635,552
Qualified XII (0.85)	664,732.929	15.04	9,997,583
Qualified XII (0.90)	64,537.467	11.06	713,784
Qualified XII (0.95)	631,480.874	14.84	9,371,176
Qualified XII (1.00)	1,827,869.745	14.74	26,942,800
Qualified XII (1.05)	60,360.564	14.64	883,679
Qualified XII (1.10)	204,620.275	14.54	2,975,179
Qualified XII (1.15)	107,056.771	14.44	1,545,900
Qualified XII (1.20)	65,322.741	14.34	936,728
Qualified XII (1.25)	119,462.644	14.24	1,701,148
Qualified XII (1.30)	7,923.400	14.15	112,116
Qualified XII (1.35)	9,319.967	14.05	130,946
Qualified XII (1.40)	30,852.862	13.96	430,706
Qualified XII (1.45)	5,700.573	13.86	79,010
Qualified XII (1.50)	7,724.064	13.77	106,360
Qualified XV	29,823.810	16.33	487,023
Qualified XVI	145,983.961	15.21	2,220,416
Qualified XVII	2,889.044	15.71	45,387
Qualified XVIII	18,082.799	21.84	394,928
Qualified XXVI	18,772.125	16.22	304,484
Qualified XXXII	27,198.452	9.64	262,193
Qualified XXXIII (0.65)	18.437	8.94	165
Qualified XXXIV	145,914.325	6.55	955,739
Qualified XXXVI	45,095.353	9.02	406,760
Qualified XXXVIII	145,771.523	6.62	965,007
Qualified XLIII	23,854.965	6.55	156,250
Qualified LIV	60,582.518	10.14	614,307
Qualified LVI	224,254.267	10.31	2,312,061
	13,652,551.071		$ 190,848,486
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	5,783.750	$11.29 to $11.79	$ 68,143
Contracts in accumulation period:			
Qualified XXVII	602,581.969	10.90	6,568,143
Qualified XXVIII	219,144.429	10.80	2,366,760
	827,510.148		$ 9,003,046

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,867.793	$ 12.06	$ 22,526
Qualified V	777.289	16.12	12,530
Qualified VI	688,071.523	16.49	11,346,299
Qualified VIII	644.643	16.47	10,617
Qualified X (1.15)	73,107.236	17.26	1,261,831
Qualified X (1.25)	94,879.956	16.99	1,612,010
Qualified XII (0.00)	3,619.496	13.12	47,488
Qualified XII (0.05)	41,307.288	18.33	757,163
Qualified XII (0.20)	40,973.299	12.82	525,278
Qualified XII (0.25)	1,553.791	12.74	19,795
Qualified XII (0.30)	53,660.245	12.67	679,875
Qualified XII (0.35)	2,690.392	12.60	33,899
Qualified XII (0.40)	17,913.896	17.46	312,777
Qualified XII (0.45)	15.855	12.45	197
Qualified XII (0.50)	43,424.772	13.35	579,721
Qualified XII (0.55)	63,158.972	12.31	777,487
Qualified XII (0.60)	5,009.816	12.23	61,270
Qualified XII (0.65)	280,635.236	12.16	3,412,524
Qualified XII (0.70)	35,798.263	12.09	432,801
Qualified XII (0.75)	52,509.947	12.02	631,170
Qualified XII (0.80)	116,843.345	13.36	1,561,027
Qualified XII (0.85)	93,122.707	16.64	1,549,562
Qualified XII (0.90)	7,626.882	13.23	100,904
Qualified XII (0.95)	61,281.813	16.42	1,006,247
Qualified XII (1.00)	135,526.446	16.31	2,210,436
Qualified XII (1.05)	10,237.990	16.20	165,855
Qualified XII (1.10)	26,517.148	16.09	426,661
Qualified XII (1.15)	14,863.243	15.98	237,515
Qualified XII (1.20)	12,748.473	15.87	202,318
Qualified XII (1.25)	24,291.341	15.76	382,832
Qualified XII (1.30)	1,735.024	15.65	27,153
Qualified XII (1.35)	663.933	15.55	10,324
Qualified XII (1.40)	3,181.907	15.44	49,129
Qualified XII (1.45)	208.193	15.34	3,194
Qualified XII (1.50)	1,785.388	15.23	27,191
Qualified XV	8,409.246	17.15	144,219
Qualified XVI	28,245.923	15.97	451,087
Qualified XVII	1,749.879	16.49	28,856
Qualified XVIII	3,532.075	16.99	60,010
Qualified XXVI	1,776.185	17.03	30,248
Qualified XXVII	402,279.517	9.29	3,737,177
Qualified XXXII	1,749.949	13.01	22,767
Qualified XXXIV	8,247.546	6.91	56,991
Qualified XXXVI	2,604.117	13.99	36,432
Qualified XXXVIII	17,684.333	6.97	123,260
Qualified XLIII	1,094.020	6.90	7,549
Qualified LIV	7,670.980	11.93	91,515
Qualified LVI	29,959.322	12.12	363,107
	2,527,256.633		$ 35,650,824

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:	614,951.731	$ 13.34	$ 8,203,456
Contracts in accumulation period:			
ING Custom Choice 62	29,512.048	12.87	379,820
ING Custom Choice 65	37,437.446	12.03	450,372
ING MAP PLUS NP1	178,049.083	13.46	2,396,541
ING MAP PLUS NP3	2,963.848	13.38	39,656
ING MAP PLUS NP4	30,208.158	13.34	402,977
ING MAP PLUS NP6	27,305.980	13.27	362,350
ING MAP PLUS NP8	143,572.523	13.19	1,893,722
ING MAP PLUS NP9	49,268.708	13.15	647,884
ING MAP PLUS NP10	76,730.727	13.11	1,005,940
ING MAP PLUS NP11	36,492.356	13.07	476,955
ING MAP PLUS NP12	23,028.371	13.03	300,060
ING MAP PLUS NP13	51,925.431	12.99	674,511
ING MAP PLUS NP14	32,041.744	12.96	415,261
ING MAP PLUS NP15	79,465.344	12.92	1,026,692
ING MAP PLUS NP16	34,983.868	12.88	450,592
ING MAP PLUS NP17	67,268.187	12.84	863,724
ING MAP PLUS NP18	21,001.128	12.80	268,814
ING MAP PLUS NP19	29,176.641	12.77	372,586
ING MAP PLUS NP20	65,197.524	12.73	829,964
ING MAP PLUS NP21	36,122.888	12.69	458,399
ING MAP PLUS NP22	5,386.902	12.65	68,144
ING MAP PLUS NP23	17,606.072	12.62	222,189
ING MAP PLUS NP24	21,222.027	12.58	266,973
ING MAP PLUS NP25	19,650.221	12.54	246,414
ING MAP PLUS NP26	27,695.257	12.51	346,468
ING MAP PLUS NP27	851.389	12.47	10,617
ING MAP PLUS NP28	43,339.124	12.43	538,705
ING MAP PLUS NP29	24,145.159	12.39	299,159
ING MAP PLUS NP30	9,352.214	12.36	115,593
ING MAP PLUS NP32	1,153.070	12.29	14,171
ING MAP PLUS NP35	2,779.459	12.18	33,854
ING MAP PLUS NP36	963.021	12.14	11,691
Qualified V	2,304.718	27.58	63,564
Qualified VI	7,681,516.410	28.03	215,312,905
Qualified VIII	4,971.445	28.19	140,145
Qualified X (1.15)	315,242.765	31.96	10,075,159
Qualified X (1.25)	538,064.117	31.49	16,943,639
Qualified XII (0.00)	1,496,673.729	11.39	17,046,833
Qualified XII (0.05)	455,869.868	31.15	14,200,346
Qualified XII (0.10)	203.441	18.66	3,796
Qualified XII (0.20)	256,899.404	18.45	4,739,794
Qualified XII (0.25)	18,750.040	18.34	343,876
Qualified XII (0.30)	737,447.280	18.24	13,451,038
Qualified XII (0.35)	24,726.892	18.13	448,299
Qualified XII (0.40)	179,245.409	27.97	5,013,494
Qualified XII (0.45)	1,476.116	17.92	26,452

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
(continued)			
Qualified XII (0.50)	2,280,120.693	$ 18.61	$ 42,433,046
Qualified XII (0.55)	488,206.102	17.71	8,646,130
Qualified XII (0.60)	214,022.932	17.61	3,768,944
Qualified XII (0.65)	1,369,701.104	17.51	23,983,466
Qualified XII (0.70)	759,567.008	17.41	13,224,062
Qualified XII (0.75)	1,158,331.934	17.31	20,050,726
Qualified XII (0.80)	1,606,596.174	18.92	30,396,800
Qualified XII (0.85)	3,944,179.467	26.67	105,191,266
Qualified XII (0.90)	219,596.582	18.27	4,012,030
Qualified XII (0.95)	1,150,735.993	26.31	30,275,864
Qualified XII (1.00)	3,764,165.393	26.13	98,357,642
Qualified XII (1.05)	166,720.012	25.95	4,326,384
Qualified XII (1.10)	251,311.934	25.78	6,478,822
Qualified XII (1.15)	372,022.091	25.60	9,523,766
Qualified XII (1.20)	80,196.253	25.43	2,039,391
Qualified XII (1.25)	318,093.326	25.25	8,031,856
Qualified XII (1.30)	3,320.402	25.08	83,276
Qualified XII (1.35)	7,027.853	24.91	175,064
Qualified XII (1.40)	36,898.477	24.74	912,868
Qualified XII (1.45)	11,785.879	24.57	289,579
Qualified XII (1.50)	6,049.980	24.41	147,680
Qualified XIII	7,293.155	29.20	212,960
Qualified XV	36,580.563	29.15	1,066,323
Qualified XVI	190,163.133	27.15	5,162,929
Qualified XVII	18,043.128	28.03	505,749
Qualified XVIII	22,039.466	31.49	694,023
Qualified XXI	212,686.419	29.62	6,299,772
Qualified XXVI	3,798.064	28.95	109,954
Qualified XXVII	4,886,994.433	32.46	158,631,839
Qualified XXVIII	1,406,595.837	32.18	45,264,254
Qualified XXXII	25,384.117	13.29	337,355
Qualified XXXIII (0.65)	118,812.707	15.28	1,815,458
Qualified XXXIV	107,259.549	7.60	815,173
Qualified XXXVI	57,079.431	15.40	879,023
Qualified XXXVIII	323,172.870	7.67	2,478,736
Qualified XLIII	78,774.597	7.59	597,899
Qualified LIV	463,388.140	11.90	5,514,319
Qualified LVI	485,170.355	12.10	5,870,561
	40,206,124.836		$ 970,508,583
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	3,874,365.563	$ 22.84	$ 88,490,509
Qualified XXVIII	298,278.777	22.64	6,753,032
	4,172,644.340		$ 95,243,541

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Mid Cap Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XII (0.00)	1,163,340.078	$ 11.99	$ 13,948,448
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	760,132.395	$ 20.58	$ 15,643,525
Qualified XXVIII	218,429.292	20.40	4,455,958
	978,561.687		$ 20,099,483
Mutual Global Discovery Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP1	702.361	$ 16.09	$ 11,301
ING MAP PLUS NP6	4,751.950	15.86	75,366
ING MAP PLUS NP8	53,940.868	15.76	850,108
ING MAP PLUS NP9	14,299.540	15.72	224,789
ING MAP PLUS NP11	20,036.172	15.62	312,965
ING MAP PLUS NP12	6,920.333	15.58	107,819
ING MAP PLUS NP13	2,758.032	15.53	42,832
ING MAP PLUS NP14	14,730.689	15.49	228,178
ING MAP PLUS NP15	12,206.703	15.44	188,471
ING MAP PLUS NP17	9,341.686	15.35	143,395
ING MAP PLUS NP18	15,764.947	15.30	241,204
ING MAP PLUS NP19	2,865.304	15.26	43,725
ING MAP PLUS NP20	35,667.774	15.21	542,507
ING MAP PLUS NP21	8,830.604	15.17	133,960
ING MAP PLUS NP22	3,509.377	15.12	53,062
ING MAP PLUS NP23	1,938.030	15.08	29,225
ING MAP PLUS NP24	2,379.809	15.04	35,792
ING MAP PLUS NP25	1,571.334	14.99	23,554
ING MAP PLUS NP26	938.691	14.95	14,033
ING MAP PLUS NP27	297.094	14.90	4,427
ING MAP PLUS NP28	2,861.776	14.86	42,526
ING MAP PLUS NP32	175.593	14.68	2,578
ING MAP PLUS NP36	76.645	14.51	1,112
	216,565.312		$ 3,352,929

Division/Contract	Units	Unit Value		Extended Value	
Franklin Small-Mid Cap Growth Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP3	690.912	$	11.81	$	8,160
ING MAP PLUS NP4	13,807.650		11.77		162,516
ING MAP PLUS NP11	176.698		11.53		2,037
ING MAP PLUS NP12	1,853.679		11.50		21,317
ING MAP PLUS NP13	546.909		11.46		6,268
ING MAP PLUS NP14	1,224.874		11.43		14,000
ING MAP PLUS NP15	2,626.577		11.40		29,943
ING MAP PLUS NP16	447.309		11.36		5,081
ING MAP PLUS NP17	2,872.068		11.33		32,541
ING MAP PLUS NP18	6,074.424		11.30		68,641
ING MAP PLUS NP21	2,141.494		11.20		23,985
ING MAP PLUS NP23	2,953.262		11.13		32,870
ING MAP PLUS NP26	2,960.690		11.03		32,656
ING MAP PLUS NP28	10,534.097		10.97		115,559
ING MAP PLUS NP30	11.317		10.90		123
ING MAP PLUS NP32	654.910		10.84		7,099
	49,576.870			$	562,796
Franklin Small Cap Value Securities Fund - Class 2					
Currently payable annuity contracts:	119,249.317	$	13.14	$	1,566,936
Contracts in accumulation period:					
ING Custom Choice 62	1,673.798		12.49		20,906
ING Custom Choice 65	2,252.906		10.98		24,737
ING MAP PLUS NP4	15,207.928		12.94		196,791
ING MAP PLUS NP5	1,685.910		12.91		21,765
ING MAP PLUS NP6	2,658.160		12.87		34,211
ING MAP PLUS NP8	38,540.035		12.79		492,927
ING MAP PLUS NP9	599.385		12.75		7,642
ING MAP PLUS NP10	2,758.848		12.72		35,093
ING MAP PLUS NP11	2,888.027		12.68		36,620
ING MAP PLUS NP12	1,849.359		12.64		23,376
ING MAP PLUS NP13	8,110.230		12.60		102,189
ING MAP PLUS NP14	10,649.660		12.57		133,866
ING MAP PLUS NP15	18,203.320		12.53		228,088
ING MAP PLUS NP16	12,390.756		12.49		154,761
ING MAP PLUS NP17	8,635.315		12.46		107,596
ING MAP PLUS NP18	1,499.370		12.42		18,622
ING MAP PLUS NP19	45.713		12.38		566
ING MAP PLUS NP20	259.782		12.35		3,208
ING MAP PLUS NP21	2,367.864		12.31		29,148
ING MAP PLUS NP22	574.694		12.27		7,051
ING MAP PLUS NP23	808.458		12.24		9,896
ING MAP PLUS NP24	358.242		12.20		4,371
ING MAP PLUS NP26	3,698.424		12.13		44,862
ING MAP PLUS NP28	2,341.619		12.06		28,240
ING MAP PLUS NP29	541.194		12.02		6,505
ING MAP PLUS NP30	1,964.096		11.99		23,550
ING MAP PLUS NP32	476.951		11.92		5,685

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2 (continued)			
ING MAP PLUS NP35	794.365	$ 11.81	$ 9,381
ING MAP PLUS NP36	99.007	11.78	1,166
Qualified V	368.354	14.65	5,396
Qualified VI	1,107,964.035	14.85	16,453,266
Qualified X (1.15)	44,260.774	14.97	662,584
Qualified X (1.25)	107,113.702	14.85	1,590,638
Qualified XII (0.00)	1,573.967	16.50	25,970
Qualified XII (0.05)	36,211.624	16.24	588,077
Qualified XII (0.10)	205.686	16.36	3,365
Qualified XII (0.20)	37.400	16.23	607
Qualified XII (0.25)	46.296	16.16	748
Qualified XII (0.30)	179,700.459	16.09	2,891,380
Qualified XII (0.40)	62,253.152	15.95	992,938
Qualified XII (0.50)	835,056.638	15.82	13,210,596
Qualified XII (0.55)	39,469.472	15.75	621,644
Qualified XII (0.60)	41,203.366	15.69	646,481
Qualified XII (0.65)	274,512.775	15.62	4,287,890
Qualified XII (0.70)	51,356.059	15.55	798,587
Qualified XII (0.75)	136,277.563	15.49	2,110,939
Qualified XII (0.80)	36,126.493	15.42	557,071
Qualified XII (0.85)	181,624.024	15.36	2,789,745
Qualified XII (0.90)	19,174.079	15.29	293,172
Qualified XII (0.95)	189,715.132	15.23	2,889,361
Qualified XII (1.00)	770,867.495	15.16	11,686,351
Qualified XII (1.05)	31,208.793	15.10	471,253
Qualified XII (1.10)	27,950.142	15.04	420,370
Qualified XII (1.15)	38,808.480	14.97	580,963
Qualified XII (1.20)	24,340.771	14.91	362,921
Qualified XII (1.25)	66,300.659	14.85	984,565
Qualified XII (1.30)	1,892.476	14.78	27,971
Qualified XII (1.35)	1,407.268	14.72	20,715
Qualified XII (1.40)	3,111.533	14.66	45,615
Qualified XII (1.45)	2,447.493	14.60	35,733
Qualified XII (1.50)	324.866	14.54	4,724
Qualified XV	5,398.309	15.23	82,216
Qualified XVI	19,557.508	14.54	284,366
Qualified XVII	2,293.051	14.85	34,052
Qualified XVIII	3,372.937	14.85	50,088
Qualified XXI	31,775.234	15.42	489,974
Qualified XXVI	2,519.957	15.29	38,530
Qualified XXVII	427,581.814	16.69	7,136,340
Qualified XXVIII	535,827.127	14.28	7,651,611
Qualified XXXII	1,046.717	12.77	13,367
Qualified XXXIII (0.65)	51,226.918	15.70	804,263
Qualified XXXIV	2,302.077	8.13	18,716
Qualified XXXVIII	14,397.702	8.21	118,205
Qualified XLIII	2,264.906	8.12	18,391
Qualified LIV	21,562.120	10.86	234,165
Qualified LVI	22,760.557	11.04	251,277
	5,719,980.693		$ 86,666,952

235

Division/Contract	Units	Unit Value	Extended Value
Fundamental Investors^{SM}, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP6	19,525.732	$ 8.12	$ 158,549
ING MAP PLUS NP9	9,986.633	8.10	80,892
ING MAP PLUS NP11	2,799.923	8.09	22,651
ING MAP PLUS NP13	348.750	8.07	2,814
ING MAP PLUS NP14	3,568.410	8.07	28,797
ING MAP PLUS NP15	6,503.134	8.06	52,415
ING MAP PLUS NP17	12,423.533	8.05	100,009
ING MAP PLUS NP18	293.127	8.04	2,357
ING MAP PLUS NP22	1,958.829	8.01	15,690
ING MAP PLUS NP23	484.547	8.01	3,881
ING MAP PLUS NP27	3,253.030	7.98	25,959
ING MAP PLUS NP28	538.049	7.97	4,288
ING MAP PLUS NP29	870.635	7.97	6,939
	62,554.332		$ 505,241
Fundamental Investors^{SM}, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	2,071.608	$ 8.03	$ 16,635
Qualified V	508.984	8.01	4,077
Qualified VI	784,999.533	8.03	6,303,546
Qualified XII (0.30)	15,264.400	8.16	124,558
Qualified XII (0.40)	81,610.942	8.14	664,313
Qualified XII (0.50)	20,640.882	8.13	167,810
Qualified XII (0.55)	1,120.762	8.12	9,101
Qualified XII (0.60)	27,144.618	8.12	220,414
Qualified XII (0.65)	12,882.390	8.11	104,476
Qualified XII (0.70)	22,733.319	8.10	184,140
Qualified XII (0.75)	152,684.747	8.10	1,236,746
Qualified XII (0.80)	96,818.132	8.09	783,259
Qualified XII (0.85)	141,751.767	8.08	1,145,354
Qualified XII (0.90)	28,551.222	8.08	230,694
Qualified XII (0.95)	160,449.494	8.07	1,294,827
Qualified XII (1.00)	501,927.589	8.06	4,045,536
Qualified XII (1.05)	6,916.604	8.06	55,748
Qualified XII (1.10)	18,090.117	8.05	145,625
Qualified XII (1.15)	26,638.832	8.04	214,176
Qualified XII (1.20)	10,181.907	8.04	81,863
Qualified XII (1.25)	38,453.781	8.03	308,784
Qualified XII (1.30)	41.185	8.02	330
Qualified XII (1.35)	8.677	8.02	70
Qualified XII (1.40)	435.253	8.01	3,486
Qualified XII (1.50)	455.926	8.00	3,647
Qualified XIII	466.113	8.07	3,762
Qualified XVI	8,212.912	8.00	65,703
Qualified XXI	506,993.756	8.09	4,101,579
Qualified XXXIV	340.778	8.12	2,767
Qualified XXXVIII	4,245.833	8.20	34,816
Qualified LIV	26,511.838	8.09	214,481
Qualified LVI	1,055.996	8.16	8,617
	2,700,209.897		$ 21,780,940

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	66,751.951	$ 12.36	$ 825,054
ING MAP PLUS NP3	271.523	12.29	3,337
ING MAP PLUS NP4	27,168.247	12.25	332,811
ING MAP PLUS NP6	32,732.176	12.18	398,678
ING MAP PLUS NP8	121,108.117	12.11	1,466,619
ING MAP PLUS NP9	104,347.096	12.07	1,259,469
ING MAP PLUS NP10	39,038.061	12.04	470,018
ING MAP PLUS NP11	97,629.710	12.00	1,171,557
ING MAP PLUS NP12	18,254.397	11.96	218,323
ING MAP PLUS NP13	37,617.925	11.93	448,782
ING MAP PLUS NP14	106,754.941	11.89	1,269,316
ING MAP PLUS NP15	104,299.545	11.86	1,236,993
ING MAP PLUS NP16	14,425.892	11.82	170,514
ING MAP PLUS NP17	56,304.293	11.79	663,828
ING MAP PLUS NP18	69,189.136	11.75	812,972
ING MAP PLUS NP19	51,447.846	11.72	602,969
ING MAP PLUS NP20	51,157.085	11.69	598,026
ING MAP PLUS NP21	57,924.955	11.65	674,826
ING MAP PLUS NP22	41,918.156	11.62	487,089
ING MAP PLUS NP23	38,983.460	11.58	451,428
ING MAP PLUS NP24	5,014.732	11.55	57,920
ING MAP PLUS NP25	6,646.745	11.51	76,504
ING MAP PLUS NP26	6,878.243	11.48	78,962
ING MAP PLUS NP27	1,158.167	11.45	13,261
ING MAP PLUS NP28	57,222.324	11.41	652,907
ING MAP PLUS NP29	12,465.015	11.38	141,852
ING MAP PLUS NP30	6,590.861	11.35	74,806
ING MAP PLUS NP31	61.620	11.31	697
ING MAP PLUS NP32	2,303.266	11.28	25,981
ING MAP PLUS NP35	1,088.775	11.18	12,173
ING MAP PLUS NP36	4.429	11.15	49
Qualified XII (1.00)	62,449.577	9.33	582,655
	1,299,208.266		$ 15,280,376
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	12,134.557	$ 12.02	$ 145,857
ING Custom Choice 65	774.672	11.81	9,149
Qualified V	4,614.141	11.59	53,478
Qualified VI	5,228,768.172	11.70	61,176,588
Qualified XII (0.00)	27,349.805	12.56	343,514
Qualified XII (0.05)	6,938.141	12.54	87,004
Qualified XII (0.10)	420.772	12.49	5,255
Qualified XII (0.25)	470.224	12.38	5,821
Qualified XII (0.30)	263,366.419	12.35	3,252,575
Qualified XII (0.35)	1,517.098	12.31	18,675
Qualified XII (0.40)	101,313.769	12.28	1,244,133
Qualified XII (0.50)	3,715,842.510	12.21	45,370,437

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4			
(continued)			
Qualified XII (0.55)	339,960.131	$ 12.17	$ 4,137,315
Qualified XII (0.60)	73,914.566	12.14	897,323
Qualified XII (0.65)	422,408.055	12.10	5,111,137
Qualified XII (0.70)	430,520.813	12.07	5,196,386
Qualified XII (0.75)	1,206,364.628	12.04	14,524,630
Qualified XII (0.80)	1,708,652.073	12.00	20,503,825
Qualified XII (0.85)	758,979.069	11.97	9,084,979
Qualified XII (0.90)	156,731.433	11.93	1,869,806
Qualified XII (0.95)	866,847.703	11.90	10,315,488
Qualified XII (1.00)	4,122,456.695	11.87	48,933,561
Qualified XII (1.05)	96,562.500	11.83	1,142,334
Qualified XII (1.10)	147,477.767	11.80	1,740,238
Qualified XII (1.15)	247,547.079	11.77	2,913,629
Qualified XII (1.20)	33,967.350	11.73	398,437
Qualified XII (1.25)	314,662.384	11.70	3,681,550
Qualified XII (1.30)	7,273.518	11.67	84,882
Qualified XII (1.35)	7,689.785	11.63	89,432
Qualified XII (1.40)	36,064.345	11.60	418,346
Qualified XII (1.45)	8,781.354	11.57	101,600
Qualified XII (1.50)	1,553.885	11.53	17,916
Qualified XIII	1,140.450	11.90	13,571
Qualified XV	29,892.303	11.90	355,718
Qualified XVI	78,359.296	11.53	903,483
Qualified XVII	27,639.758	11.79	325,873
Qualified XXI	173,084.279	12.00	2,077,011
Qualified XXVI	2,065.655	11.96	24,705
Qualified XXVII	2,446,987.662	11.37	27,822,250
Qualified XXXIII (0.65)	12,469.763	12.43	154,999
Qualified XXXIV	51,393.942	7.89	405,498
Qualified XXXVIII	60,195.965	7.97	479,762
Qualified XLIII	25,847.701	7.89	203,938
Qualified LIV	83,434.975	11.68	974,521
Qualified LVI	41,718.227	11.88	495,613
	23,386,155.389		$ 277,112,242
The Income Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	6,050.039	$ 12.47	$ 75,444
ING MAP PLUS NP6	6,504.598	12.28	79,876
ING MAP PLUS NP8	2,242.282	12.21	27,378
ING MAP PLUS NP9	3,850.606	12.17	46,862
ING MAP PLUS NP10	6,445.219	12.14	78,245
ING MAP PLUS NP11	12,517.792	12.10	151,465
ING MAP PLUS NP12	3,716.825	12.07	44,862
ING MAP PLUS NP13	12,264.599	12.03	147,543
ING MAP PLUS NP14	6,309.764	12.00	75,717
ING MAP PLUS NP15	21,888.531	11.96	261,787
ING MAP PLUS NP16	225.488	11.93	2,690
ING MAP PLUS NP17	8,462.068	11.89	100,614

Division/Contract	Units	Unit Value	Extended Value
The Income Fund of America® - Class R-3 (continued)			
ING MAP PLUS NP18	3,279.793	$ 11.85	$ 38,866
ING MAP PLUS NP19	7,733.240	11.82	91,407
ING MAP PLUS NP20	8,434.455	11.78	99,358
ING MAP PLUS NP21	12,829.859	11.75	150,751
ING MAP PLUS NP22	1,917.648	11.72	22,475
ING MAP PLUS NP24	615.548	11.65	7,171
ING MAP PLUS NP25	10,756.402	11.61	124,882
ING MAP PLUS NP26	7,318.599	11.58	84,749
ING MAP PLUS NP28	1,335.671	11.51	15,374
ING MAP PLUS NP29	754.769	11.48	8,665
ING MAP PLUS NP30	1,450.951	11.44	16,599
ING MAP PLUS NP32	289.574	11.37	3,292
ING MAP PLUS NP35	1,983.695	11.27	22,356
ING MAP PLUS NP36	4.364	11.24	49
	149,182.379		$ 1,778,477
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	765,527.008	$10.09 to $33.68	$ 17,785,503
Contracts in accumulation period:			
ING Custom Choice 62	119.730	10.74	1,286
ING Custom Choice 65	3,681.171	10.50	38,652
ING MAP PLUS NP1	1,809.379	10.99	19,885
ING MAP PLUS NP15	0.329	10.55	3
ING MAP PLUS NP21	2,159.569	10.36	22,373
ING MAP PLUS NP25	286.188	10.24	2,931
ING MAP PLUS NP26	2,299.233	10.21	23,475
Qualified I	18,481.779	32.97	609,344
Qualified V	628.955	24.29	15,277
Qualified VI	5,334,428.257	24.80	132,293,821
Qualified VII	82,099.711	24.03	1,972,856
Qualified VIII	1,720.365	23.00	39,568
Qualified IX	1,064.542	24.45	26,028
Qualified X (1.15)	377,418.067	25.20	9,510,935
Qualified X (1.25)	962,054.095	24.80	23,858,942
Qualified XII (0.00)	39,492.878	14.01	553,295
Qualified XII (0.05)	47,132.132	27.59	1,300,376
Qualified XII (0.10)	65.921	13.85	913
Qualified XII (0.20)	35,460.961	13.69	485,461
Qualified XII (0.25)	39,380.209	13.61	535,965
Qualified XII (0.30)	206,017.350	13.53	2,787,415
Qualified XII (0.35)	9,861.580	13.45	132,638
Qualified XII (0.40)	29,954.510	19.22	575,726
Qualified XII (0.45)	36.856	13.30	490
Qualified XII (0.50)	286,439.565	13.73	3,932,815
Qualified XII (0.55)	112,620.992	13.15	1,480,966
Qualified XII (0.60)	195,593.467	13.07	2,556,407
Qualified XII (0.65)	371,665.055	12.99	4,827,929
Qualified XII (0.70)	188,224.265	12.92	2,431,858
Qualified XII (0.75)	343,743.840	12.84	4,413,671

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I (continued)			
Qualified XII (0.80)	1,199,186.423	$ 13.63	$ 16,344,911
Qualified XII (0.85)	983,557.659	18.33	18,028,612
Qualified XII (0.90)	178,074.545	13.24	2,357,707
Qualified XII (0.95)	553,154.916	18.08	10,001,041
Qualified XII (1.00)	1,132,032.134	17.95	20,319,977
Qualified XII (1.05)	55,246.992	17.83	985,054
Qualified XII (1.10)	188,955.127	17.71	3,346,395
Qualified XII (1.15)	268,446.378	17.59	4,721,972
Qualified XII (1.20)	28,081.037	17.47	490,576
Qualified XII (1.25)	66,783.980	17.35	1,158,702
Qualified XII (1.30)	2,747.516	17.23	47,340
Qualified XII (1.35)	3,282.883	17.12	56,203
Qualified XII (1.40)	16,549.419	17.00	281,340
Qualified XII (1.45)	34.132	16.88	576
Qualified XII (1.50)	1,459.438	16.77	24,475
Qualified XIII	8.512	25.83	220
Qualified XV	10,885.558	25.79	280,739
Qualified XVI	106,516.486	24.02	2,558,526
Qualified XVII	67,835.892	25.59	1,735,920
Qualified XVIII	143,422.578	25.59	3,670,184
Qualified XIX	951.944	34.02	32,385
Qualified XX	19,757.980	33.60	663,868
Qualified XXVI	1,871.492	25.97	48,603
Qualified XXVII	844,430.990	33.33	28,144,885
Qualified XXVIII	102,341.532	33.25	3,402,856
Qualified XXX	28,285.122	31.83	900,315
Qualified XXXII	221,847.327	10.77	2,389,296
Qualified XXXIII (0.65)	5.354	11.69	63
Qualified XXXIV	136,813.207	8.45	1,156,072
Qualified XXXVI	21,940.484	11.80	258,898
Qualified XXXVIII	149,675.957	8.53	1,276,736
Qualified XLIII	12,394.711	8.44	104,611
Qualified LIV	220,708.759	10.39	2,293,164
Qualified LVI	238,935.268	10.57	2,525,546
	16,465,689.691		$ 341,844,572

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	14,066.300	$ 13.73	$ 193,130
ING MAP PLUS NP3	249.894	13.65	3,411
ING MAP PLUS NP4	7,255.035	13.60	98,668
ING MAP PLUS NP6	7,381.502	13.52	99,798
ING MAP PLUS NP9	8,003.935	13.41	107,333
ING MAP PLUS NP11	4.945	13.33	66
ING MAP PLUS NP12	4,182.800	13.29	55,589
ING MAP PLUS NP13	6,494.649	13.25	86,054
ING MAP PLUS NP15	7.952	13.17	105
ING MAP PLUS NP16	10,649.005	13.13	139,821
ING MAP PLUS NP17	537.397	13.09	7,035
ING MAP PLUS NP18	15,439.271	13.05	201,482
ING MAP PLUS NP19	1,714.003	13.01	22,299
ING MAP PLUS NP20	26,089.231	12.98	338,638
ING MAP PLUS NP21	7,281.985	12.94	94,229
ING MAP PLUS NP23	2,708.525	12.86	34,832
ING MAP PLUS NP24	2,726.040	12.82	34,948
ING MAP PLUS NP25	686.174	12.79	8,776
ING MAP PLUS NP26	845.957	12.75	10,786
ING MAP PLUS NP28	4,686.547	12.67	59,379
ING MAP PLUS NP29	728.146	12.64	9,204
ING MAP PLUS NP30	390.923	12.60	4,926
	122,130.216		$ 1,610,509
ING GNMA Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	6,980.006	$ 12.98	$ 90,600
ING MAP PLUS NP8	30,914.331	12.72	393,230
ING MAP PLUS NP9	76,545.207	12.68	970,593
ING MAP PLUS NP10	3,660.546	12.64	46,269
ING MAP PLUS NP11	8,642.041	12.61	108,976
ING MAP PLUS NP12	337.078	12.57	4,237
ING MAP PLUS NP13	1,736.638	12.53	21,760
ING MAP PLUS NP14	22,069.727	12.49	275,651
ING MAP PLUS NP15	91,261.551	12.46	1,137,119
ING MAP PLUS NP17	23,747.021	12.38	293,988
ING MAP PLUS NP18	25,701.987	12.35	317,420
ING MAP PLUS NP19	5,876.327	12.31	72,338
ING MAP PLUS NP20	16,394.630	12.27	201,162
ING MAP PLUS NP21	29,346.777	12.24	359,205
ING MAP PLUS NP22	0.488	12.20	6
ING MAP PLUS NP23	6,868.537	12.17	83,590
ING MAP PLUS NP24	1,147.410	12.13	13,918
ING MAP PLUS NP26	3,489.378	12.06	42,082
ING MAP PLUS NP28	3,264.903	11.99	39,146
ING MAP PLUS NP29	10,588.675	11.95	126,535
ING MAP PLUS NP30	1,716.520	11.92	20,461
ING MAP PLUS NP32	651.209	11.85	7,717
Qualified XII (1.00)	16,626.395	12.02	199,849
	387,567.382		$ 4,825,852

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	21,114.514	$ 11.83	$ 249,785
ING MAP PLUS NP5	9,114.553	11.69	106,549
ING MAP PLUS NP8	64,875.673	11.58	751,260
ING MAP PLUS NP9	28,458.805	11.55	328,699
ING MAP PLUS NP10	24,415.206	11.52	281,263
ING MAP PLUS NP11	23,102.966	11.48	265,222
ING MAP PLUS NP12	18.566	11.45	213
ING MAP PLUS NP14	1,247.708	11.38	14,199
ING MAP PLUS NP15	15,214.704	11.35	172,687
ING MAP PLUS NP16	8,540.203	11.31	96,590
ING MAP PLUS NP17	18,664.189	11.28	210,532
ING MAP PLUS NP18	6,185.177	11.25	69,583
ING MAP PLUS NP19	8,131.788	11.21	91,157
ING MAP PLUS NP20	30,303.809	11.18	338,797
ING MAP PLUS NP21	9,978.621	11.15	111,262
ING MAP PLUS NP22	602.457	11.12	6,699
ING MAP PLUS NP23	33,539.829	11.08	371,621
ING MAP PLUS NP24	5,444.654	11.05	60,163
ING MAP PLUS NP25	15,258.911	11.02	168,153
ING MAP PLUS NP26	3,550.065	10.98	38,980
ING MAP PLUS NP28	3,731.921	10.92	40,753
ING MAP PLUS NP29	312.200	10.89	3,400
ING MAP PLUS NP32	1,951.019	10.79	21,051
	333,757.538		$ 3,798,618
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	291,628.366	$10.82 to $80.97	$ 6,357,160
Contracts in accumulation period:			
ING Custom Choice 62	8,043.383	11.44	92,016
ING Custom Choice 65	5,115.390	11.36	58,111
ING MAP PLUS NP1	50,999.875	11.80	601,799
ING MAP PLUS NP8	39,184.833	11.56	452,977
ING MAP PLUS NP9	30,932.853	11.53	356,656
ING MAP PLUS NP10	4,893.320	11.49	56,224
ING MAP PLUS NP11	103,996.462	11.46	1,191,799
ING MAP PLUS NP12	53,056.166	11.43	606,432
ING MAP PLUS NP13	34,594.391	11.39	394,030
ING MAP PLUS NP14	39,309.315	11.36	446,554
ING MAP PLUS NP15	22,519.553	11.33	255,147
ING MAP PLUS NP16	17.884	11.29	202
ING MAP PLUS NP17	14,237.790	11.26	160,318
ING MAP PLUS NP18	7,727.575	11.23	86,781
ING MAP PLUS NP19	1,370.169	11.19	15,332
ING MAP PLUS NP21	12,927.639	11.13	143,885
ING MAP PLUS NP22	2,475.504	11.09	27,453
ING MAP PLUS NP23	3,514.428	11.06	38,870
ING MAP PLUS NP24	936.420	11.03	10,329
ING MAP PLUS NP26	1,006.714	10.96	11,034

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I (continued)			
ING MAP PLUS NP27	1,190.156	$ 10.93	$ 13,008
ING MAP PLUS NP28	5,854.592	10.90	63,815
ING MAP PLUS NP29	10,568.580	10.87	114,880
ING MAP PLUS NP30	1,688.399	10.83	18,285
ING MAP PLUS NP35	709.481	10.68	7,577
Qualified I	5,474.893	80.86	442,700
Qualified V	1,064.751	20.32	21,636
Qualified VI	4,443,610.553	20.46	90,916,272
Qualified VII	60,824.677	19.06	1,159,318
Qualified VIII	5,795.638	18.83	109,132
Qualified IX	512.547	20.00	10,251
Qualified X (1.15)	227,411.108	20.80	4,730,151
Qualified X (1.25)	610,079.503	20.46	12,482,227
Qualified XII (0.00)	10,984.743	17.52	192,453
Qualified XII (0.05)	115,915.924	22.74	2,635,928
Qualified XII (0.05)	96,033.162	22.74	2,183,794
Qualified XII (0.10)	7.827	17.32	136
Qualified XII (0.20)	44,136.775	17.12	755,622
Qualified XII (0.25)	13,448.208	17.02	228,889
Qualified XII (0.30)	193,047.992	16.92	3,266,372
Qualified XII (0.35)	3,550.158	16.82	59,714
Qualified XII (0.40)	75,955.381	19.20	1,458,343
Qualified XII (0.45)	853.529	16.63	14,194
Qualified XII (0.50)	505,538.294	16.76	8,472,822
Qualified XII (0.55)	247,183.662	16.44	4,063,699
Qualified XII (0.60)	105,760.924	16.34	1,728,133
Qualified XII (0.65)	592,616.554	16.25	9,630,019
Qualified XII (0.70)	367,914.080	16.15	5,941,812
Qualified XII (0.75)	315,117.550	16.06	5,060,788
Qualified XII (0.80)	848,414.512	16.20	13,744,315
Qualified XII (0.85)	4,166,774.132	18.31	76,293,634
Qualified XII (0.90)	74,366.414	16.03	1,192,094
Qualified XII (0.95)	604,395.442	18.06	10,915,382
Qualified XII (1.00)	1,623,257.698	17.93	29,105,011
Qualified XII (1.05)	51,392.206	17.81	915,295
Qualified XII (1.10)	123,089.028	17.69	2,177,445
Qualified XII (1.15)	146,012.375	17.57	2,565,437
Qualified XII (1.20)	39,306.484	17.45	685,898
Qualified XII (1.25)	111,203.479	17.33	1,927,156
Qualified XII (1.30)	5,386.276	17.22	92,752
Qualified XII (1.35)	3,586.625	17.10	61,331
Qualified XII (1.40)	24,202.313	16.98	410,955
Qualified XII (1.45)	8,270.145	16.87	139,517
Qualified XII (1.50)	1,490.894	16.75	24,972
Qualified XV	10,242.073	21.28	217,951
Qualified XVI	110,310.259	19.82	2,186,349
Qualified XVII	110,734.650	20.85	2,308,817
Qualified XVIII	154,667.132	20.85	3,224,810

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I (continued)			
Qualified XIX	21.330	$ 82.40	$ 1,758
Qualified XX	6,309.334	80.86	510,173
Qualified XXI	20,037.818	21.62	433,218
Qualified XXVI	8,215.654	21.43	176,061
Qualified XXVII	516,805.702	81.21	41,969,791
Qualified XXVIII	128,775.892	81.03	10,434,711
Qualified XXIX	307.322	79.35	24,386
Qualified XXX	19,765.118	77.57	1,533,180
Qualified XXXII	93,825.756	11.35	1,064,922
Qualified XXXIII (0.65)	24,683.819	13.68	337,675
Qualified XXXIV	13,615.406	10.22	139,149
Qualified XXXV	3,727.139	11.20	41,744
Qualified XXXVI	33,929.839	13.80	468,232
Qualified XXXVIII	123,768.550	10.32	1,277,291
Qualified XLIII	13,128.475	10.21	134,042
Qualified LIV	136,850.307	11.24	1,538,197
Qualified LVI	312,052.039	11.44	3,569,875
	18,464,259.308		$ 378,988,605
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	32,684.226	$ 10.69	$ 349,394
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	6,561.386	$ 13.53	$ 88,776
ING Custom Choice 65	97.180	11.93	1,159
Qualified VI	1,078,234.357	12.91	13,920,006
Qualified X (1.15)	45,366.506	13.47	611,087
Qualified X (1.25)	80,025.559	13.40	1,072,342
Qualified XII (0.00)	1,062.204	13.86	14,722
Qualified XII (0.10)	181.192	13.78	2,497
Qualified XII (0.25)	53.258	13.66	728
Qualified XII (0.30)	9,699.963	13.62	132,113
Qualified XII (0.35)	4.085	13.59	56
Qualified XII (0.40)	80,612.007	13.55	1,092,293
Qualified XII (0.50)	232,508.467	13.47	3,131,889
Qualified XII (0.55)	27,949.765	13.43	375,365
Qualified XII (0.60)	19,248.784	13.39	257,741
Qualified XII (0.65)	50,756.269	13.36	678,104
Qualified XII (0.70)	18,393.428	13.32	245,000
Qualified XII (0.75)	81,327.944	13.28	1,080,035
Qualified XII (0.80)	36,325.483	13.24	480,949
Qualified XII (0.85)	95,243.163	13.21	1,258,162
Qualified XII (0.90)	16,331.736	13.17	215,089
Qualified XII (0.95)	112,019.208	13.13	1,470,812
Qualified XII (1.00)	598,063.715	13.09	7,828,654
Qualified XII (1.05)	7,668.438	13.06	100,150
Qualified XII (1.10)	24,475.306	13.02	318,668

Division/Contract	Units	Unit Value	Extended Value
ING Artio Foreign Portfolio - Service Class			
(continued)			
Qualified XII (1.15)	31,749.372	$ 12.98	$ 412,107
Qualified XII (1.20)	6,496.479	12.95	84,129
Qualified XII (1.25)	55,264.527	12.91	713,465
Qualified XII (1.35)	447.510	12.84	5,746
Qualified XII (1.40)	3,018.158	12.80	38,632
Qualified XII (1.45)	4,678.103	12.76	59,693
Qualified XV	861.267	13.13	11,308
Qualified XVI	14,642.896	12.73	186,404
Qualified XVII	5,587.891	13.01	72,698
Qualified XVIII	5,444.672	13.58	73,939
Qualified XXVI	153.336	13.20	2,024
Qualified XXXII	1,877.730	13.40	25,162
Qualified XXXIV	5,151.607	6.67	34,361
Qualified XXXVIII	1,389.903	6.73	9,354
Qualified XLIII	772.862	6.66	5,147
Qualified LIV	37,826.680	11.80	446,355
Qualified LVI	5,690.048	12.00	68,281
	2,803,262.444		$ 36,625,202
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	30,186.873	$7.55 to $7.67	$ 230,098
Contracts in accumulation period:			
ING Custom Choice 62	106.654	8.09	863
ING Custom Choice 65	11,111.727	8.29	92,116
Qualified V	2,383.506	8.05	19,187
Qualified VI	3,389,622.536	8.09	27,422,046
Qualified VIII	1,190.609	8.09	9,632
Qualified X (1.15)	204,695.155	8.11	1,660,078
Qualified X (1.25)	178,197.324	8.09	1,441,616
Qualified XII (0.00)	13,275.267	8.39	111,379
Qualified XII (0.05)	34,643.815	8.38	290,315
Qualified XII (0.25)	6,595.993	8.33	54,945
Qualified XII (0.30)	57,151.308	8.32	475,499
Qualified XII (0.35)	12,460.274	8.31	103,545
Qualified XII (0.40)	98,450.520	8.30	817,139
Qualified XII (0.45)	819.536	8.29	6,794
Qualified XII (0.50)	171,737.864	8.28	1,421,990
Qualified XII (0.55)	77,220.413	8.26	637,841
Qualified XII (0.60)	52,438.576	8.25	432,618
Qualified XII (0.65)	370,713.396	8.24	3,054,678
Qualified XII (0.70)	114,730.962	8.23	944,236
Qualified XII (0.75)	89,340.881	8.22	734,382
Qualified XII (0.80)	225,641.164	8.21	1,852,514
Qualified XII (0.85)	382,204.794	8.19	3,130,257
Qualified XII (0.90)	32,318.961	8.18	264,369
Qualified XII (0.95)	336,255.302	8.17	2,747,206
Qualified XII (1.00)	925,792.625	8.16	7,554,468
Qualified XII (1.05)	83,443.150	8.15	680,062
Qualified XII (1.10)	121,001.096	8.14	984,949

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)			
Qualified XII (1.15)	56,474.086	$ 8.12	$ 458,570
Qualified XII (1.20)	25,758.715	8.11	208,903
Qualified XII (1.25)	73,143.333	8.10	592,461
Qualified XII (1.30)	11,667.080	8.09	94,387
Qualified XII (1.35)	4,525.707	8.08	36,568
Qualified XII (1.40)	22,193.183	8.07	179,099
Qualified XII (1.45)	3,188.330	8.06	25,698
Qualified XII (1.50)	5,416.529	8.04	43,549
Qualified XV	21,158.906	8.16	172,657
Qualified XVI	89,344.039	8.03	717,433
Qualified XVII	2,670.969	8.09	21,608
Qualified XVIII	16,627.287	8.15	135,512
Qualified XXII	494.838	8.27	4,092
Qualified XXVI	22,055.632	8.17	180,195
Qualified XXVII	1,823,999.123	8.15	14,865,593
Qualified XXVIII	230,726.012	8.15	1,880,417
Qualified XXXII	14,042.659	8.09	113,605
Qualified XXXIV	70,759.036	7.68	543,429
Qualified XXXVI	15,676.155	8.25	129,328
Qualified XXXVIII	30,788.432	7.75	238,610
Qualified XLIII	10,063.261	7.67	77,185
Qualified LIV	19,879.242	8.19	162,811
Qualified LVI	115,691.535	8.33	963,710
	9,710,074.370		$ 79,020,242
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	574.854	$ 9.65	$ 5,547
Qualified XII (0.50)	16,099.179	9.49	152,781
	16,674.033		$ 158,328
ING BlackRock Large Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Qualified XXXV	21,524.618	$ 8.20	$ 176,502
ING Clarion Global Real Estate Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	485.801	$ 8.85	$ 4,299
ING Custom Choice 65	625.378	8.95	5,597
Qualified V	210.786	8.83	1,861
Qualified VI	1,236,550.629	8.85	10,943,473
Qualified X (1.15)	19,955.977	8.87	177,010
Qualified X (1.25)	93,396.804	8.86	827,496
Qualified XII (0.00)	1,674.403	9.00	15,070
Qualified XII (0.10)	48.519	8.99	436
Qualified XII (0.25)	387.886	8.97	3,479
Qualified XII (0.30)	80,000.895	8.96	716,808
Qualified XII (0.40)	147,419.336	8.95	1,319,403

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio -			
Institutional Class (continued)			
Qualified XII (0.50)	796,150.398	$ 8.94	$ 7,117,585
Qualified XII (0.55)	57,102.370	8.93	509,924
Qualified XII (0.60)	20,273.255	8.93	181,040
Qualified XII (0.65)	33,811.751	8.92	301,601
Qualified XII (0.70)	36,167.274	8.92	322,612
Qualified XII (0.75)	193,885.296	8.91	1,727,518
Qualified XII (0.80)	237,653.856	8.90	2,115,119
Qualified XII (0.85)	221,504.167	8.90	1,971,387
Qualified XII (0.90)	16,446.710	8.89	146,211
Qualified XII (0.95)	160,570.448	8.89	1,427,471
Qualified XII (1.00)	932,709.961	8.88	8,282,464
Qualified XII (1.05)	12,091.912	8.87	107,255
Qualified XII (1.10)	21,832.545	8.87	193,655
Qualified XII (1.15)	59,191.244	8.86	524,434
Qualified XII (1.20)	9,241.845	8.86	81,883
Qualified XII (1.25)	46,290.793	8.85	409,674
Qualified XII (1.35)	267.053	8.84	2,361
Qualified XII (1.40)	5,568.367	8.83	49,169
Qualified XII (1.45)	937.637	8.82	8,270
Qualified XV	1,413.189	8.89	12,563
Qualified XVI	14,009.814	8.82	123,567
Qualified XVII	1,552.325	8.85	13,738
Qualified XVIII	4,281.196	9.00	38,531
Qualified XXI	7,089.739	8.90	63,099
Qualified XXVI	2,525.589	8.91	22,503
Qualified XXVII	1,054,466.675	8.88	9,363,664
Qualified XXVIII	117,562.901	8.88	1,043,959
Qualified XXXII	2,320.606	8.86	20,561
Qualified XXXIV	5,145.024	8.92	45,894
Qualified XXXVIII	2,537.396	9.00	22,837
Qualified XLIII	276.928	8.91	2,467
Qualified LIV	7,535.489	8.90	67,066
Qualified LVI	11,928.609	8.97	107,000
	5,675,098.776		$ 50,442,014
ING Clarion Real Estate Portfolio - Institutional Class			
Currently payable annuity contracts	158,323.503	$8.00 to $8.31	$ 1,315,445

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	5,810.799	$ 8.14	$ 47,300
ING Custom Choice 65	2,871.938	8.41	24,153
ING MAP PLUS NP1	96,334.895	8.51	819,810
ING MAP PLUS NP4	605.365	8.46	5,121
ING MAP PLUS NP5	4,049.005	8.44	34,174
ING MAP PLUS NP8	19,686.676	8.40	165,368
ING MAP PLUS NP9	14,360.085	8.38	120,338
ING MAP PLUS NP10	43.342	8.37	363
ING MAP PLUS NP11	8,179.850	8.35	68,302
ING MAP PLUS NP12	6,822.801	8.34	56,902
ING MAP PLUS NP13	4,725.851	8.32	39,319
ING MAP PLUS NP14	29,563.338	8.31	245,671
ING MAP PLUS NP15	5,284.484	8.29	43,808
ING MAP PLUS NP17	8,058.527	8.26	66,563
ING MAP PLUS NP18	3,377.081	8.24	27,827
ING MAP PLUS NP19	1,142.075	8.23	9,399
ING MAP PLUS NP20	3,862.741	8.21	31,713
ING MAP PLUS NP23	202.983	8.17	1,658
ING MAP PLUS NP24	529.975	8.15	4,319
ING MAP PLUS NP25	7,920.016	8.14	64,469
ING MAP PLUS NP26	213.044	8.12	1,730
ING MAP PLUS NP28	3,186.671	8.09	25,780
ING MAP PLUS NP30	361.584	8.06	2,914
Qualified V	680.429	8.09	5,505
Qualified VI	672,126.414	8.14	5,471,109
Qualified XII (0.00)	3,940.892	8.52	33,576
Qualified XII (0.25)	308.859	8.45	2,610
Qualified XII (0.30)	9,683.852	8.43	81,635
Qualified XII (0.40)	75,264.206	8.40	632,219
Qualified XII (0.50)	739,249.879	8.37	6,187,521
Qualified XII (0.55)	22,751.566	8.35	189,976
Qualified XII (0.60)	6,099.799	8.34	50,872
Qualified XII (0.65)	54,607.649	8.32	454,336
Qualified XII (0.70)	18,557.069	8.31	154,209
Qualified XII (0.75)	106,008.263	8.29	878,809
Qualified XII (0.80)	74,993.576	8.28	620,947
Qualified XII (0.85)	182,568.760	8.26	1,508,018
Qualified XII (0.90)	9,314.659	8.25	76,846
Qualified XII (0.95)	128,569.995	8.23	1,058,131
Qualified XII (1.00)	712,984.693	8.22	5,860,734
Qualified XII (1.05)	6,343.115	8.20	52,014
Qualified XII (1.10)	18,034.861	8.19	147,706
Qualified XII (1.15)	22,483.140	8.17	183,687
Qualified XII (1.20)	3,648.518	8.16	29,772
Qualified XII (1.25)	48,612.658	8.14	395,707
Qualified XII (1.30)	1,775.471	8.13	14,435
Qualified XII (1.35)	2,021.884	8.11	16,397

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class (continued)			
Qualified XII (1.40)	1,689.686	$ 8.10	$ 13,686
Qualified XII (1.45)	27.640	8.08	223
Qualified XII (1.50)	6.112	8.07	49
Qualified XV	4,786.897	8.23	39,396
Qualified XVI	7,917.745	8.07	63,896
Qualified XXI	21,836.961	8.28	180,810
Qualified XXVI	2,298.695	8.25	18,964
Qualified XXXIV	88.736	7.20	639
Qualified XXXVIII	1,374.206	7.27	9,990
Qualified XLIII	926.700	7.19	6,663
Qualified LIV	6,587.912	8.32	54,811
Qualified LVI	24,498.303	8.46	207,256
	3,219,862.926		$ 26,610,155
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	523.748	$ 11.29	$ 5,913
ING Custom Choice 65	623.690	11.79	7,353
ING MAP PLUS NP6	5,848.627	11.77	68,838
ING MAP PLUS NP11	1,112.171	11.63	12,935
ING MAP PLUS NP13	14,647.213	11.58	169,615
ING MAP PLUS NP14	4,966.568	11.55	57,364
ING MAP PLUS NP17	3,435.213	11.47	39,402
ING MAP PLUS NP18	53.833	11.45	616
ING MAP PLUS NP20	715.868	11.39	8,154
ING MAP PLUS NP21	229.923	11.37	2,614
ING MAP PLUS NP22	443.363	11.34	5,028
ING MAP PLUS NP23	464.751	11.31	5,256
ING MAP PLUS NP24	3,263.498	11.29	36,845
ING MAP PLUS NP25	2,500.103	11.26	28,151
ING MAP PLUS NP26	105.048	11.23	1,180
ING MAP PLUS NP28	194.314	11.18	2,172
ING MAP PLUS NP29	356.385	11.15	3,974
Qualified VI	223,097.942	11.29	2,518,776
Qualified XII (0.00)	1,862.112	11.97	22,289
Qualified XII (0.25)	60.970	11.83	721
Qualified XII (0.30)	133,867.995	11.80	1,579,642
Qualified XII (0.40)	24,728.239	11.74	290,310
Qualified XII (0.50)	32,693.502	11.69	382,187
Qualified XII (0.55)	5,622.148	11.66	65,554
Qualified XII (0.60)	2,592.697	11.63	30,153
Qualified XII (0.65)	8,257.755	11.61	95,873
Qualified XII (0.70)	9,252.551	11.58	107,145
Qualified XII (0.75)	37,738.031	11.55	435,874
Qualified XII (0.80)	22,435.733	11.53	258,684
Qualified XII (0.85)	36,112.390	11.50	415,292
Qualified XII (0.90)	3,207.344	11.47	36,788
Qualified XII (0.95)	41,978.543	11.44	480,235
Qualified XII (1.00)	143,976.924	11.42	1,644,216

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Service Class (continued)			
Qualified XII (1.05)	5,786.216	$ 11.39	$ 65,905
Qualified XII (1.10)	10,282.549	11.36	116,810
Qualified XII (1.15)	5,205.965	11.34	59,036
Qualified XII (1.20)	2,247.686	11.31	25,421
Qualified XII (1.25)	16,362.079	11.29	184,728
Qualified XII (1.30)	110.390	11.26	1,243
Qualified XII (1.35)	344.974	11.23	3,874
Qualified XII (1.40)	1,142.653	11.21	12,809
Qualified XII (1.45)	44.318	11.18	495
Qualified XII (1.50)	511.551	11.15	5,704
Qualified XV	2,123.601	11.44	24,294
Qualified XVI	5,272.697	11.15	58,791
Qualified XXI	12,866.508	11.53	148,351
Qualified XXVI	27.078	11.47	311
Qualified XXXIV	943.335	8.44	7,962
Qualified XXXVIII	2,366.612	8.52	20,164
Qualified XLIII	27.968	8.43	236
Qualified LIV	1,748.452	11.66	20,387
Qualified LVI	12,043.264	11.86	142,833
	846,427.088		$ 9,718,503
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	482.524	$ 13.39	$ 6,461
Qualified XII (0.50)	28,245.444	13.16	371,710
	28,727.968		$ 378,171
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	2,409.133	$ 12.20	$ 29,391
ING Custom Choice 65	417.765	12.75	5,327
ING MAP PLUS NP1	50,130.718	12.89	646,185
ING MAP PLUS NP5	2,795.056	12.77	35,693
ING MAP PLUS NP6	31,934.538	12.74	406,846
ING MAP PLUS NP8	24,060.822	12.68	305,091
ING MAP PLUS NP9	26,925.576	12.65	340,609
ING MAP PLUS NP10	11,360.226	12.62	143,366
ING MAP PLUS NP11	10,659.244	12.59	134,200
ING MAP PLUS NP12	17,244.377	12.56	216,589
ING MAP PLUS NP13	5,874.789	12.53	73,611
ING MAP PLUS NP14	33,123.490	12.50	414,044
ING MAP PLUS NP15	45,076.816	12.47	562,108
ING MAP PLUS NP16	99.744	12.45	1,242
ING MAP PLUS NP17	9,242.667	12.42	114,794
ING MAP PLUS NP18	4,251.642	12.39	52,678
ING MAP PLUS NP19	3,054.058	12.36	37,748
ING MAP PLUS NP20	290.608	12.33	3,583
ING MAP PLUS NP21	5,635.881	12.30	69,321
ING MAP PLUS NP22	10,457.996	12.27	128,320
ING MAP PLUS NP23	843.240	12.24	10,321

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class (continued)			
ING MAP PLUS NP24	808.540	12.21	9,872
ING MAP PLUS NP25	3,613.469	12.19	44,048
ING MAP PLUS NP26	1,679.838	12.16	20,427
ING MAP PLUS NP27	344.228	12.13	4,175
ING MAP PLUS NP28	3,398.793	12.10	41,125
ING MAP PLUS NP29	2,030.427	12.07	24,507
ING MAP PLUS NP30	789.287	12.04	9,503
Qualified VI	732,665.664	12.20	8,938,521
Qualified VIII	731.086	12.20	8,919
Qualified XII (0.00)	2,260.016	12.94	29,245
Qualified XII (0.10)	31.620	12.88	407
Qualified XII (0.25)	151.949	12.79	1,943
Qualified XII (0.30)	16,014.969	12.76	204,351
Qualified XII (0.40)	14,866.461	12.70	188,804
Qualified XII (0.50)	619,869.994	12.64	7,835,157
Qualified XII (0.55)	17,784.222	12.61	224,259
Qualified XII (0.60)	4,816.718	12.58	60,594
Qualified XII (0.65)	48,241.363	12.55	605,429
Qualified XII (0.70)	27,094.486	12.52	339,223
Qualified XII (0.75)	137,504.069	12.49	1,717,426
Qualified XII (0.80)	24,277.163	12.46	302,493
Qualified XII (0.85)	99,300.949	12.44	1,235,304
Qualified XII (0.90)	4,458.989	12.41	55,336
Qualified XII (0.95)	90,157.056	12.38	1,116,144
Qualified XII (1.00)	811,140.105	12.35	10,017,580
Qualified XII (1.05)	4,780.755	12.32	58,899
Qualified XII (1.10)	18,853.338	12.29	231,708
Qualified XII (1.15)	21,205.822	12.26	259,983
Qualified XII (1.20)	3,643.500	12.23	44,560
Qualified XII (1.25)	43,589.822	12.20	531,796
Qualified XII (1.30)	202.209	12.18	2,463
Qualified XII (1.35)	1,932.038	12.15	23,474
Qualified XII (1.40)	608.097	12.12	7,370
Qualified XII (1.45)	18.899	12.09	228
Qualified XII (1.50)	634.166	12.06	7,648
Qualified XV	757.536	12.38	9,378
Qualified XVI	12,567.920	12.06	151,569
Qualified XXI	226,741.819	12.46	2,825,203
Qualified XXVI	355.156	12.41	4,407
Qualified XXXIV	571.073	8.19	4,677
Qualified XXXVIII	252.427	8.26	2,085
Qualified XLIII	18.790	8.18	154
Qualified LIV	49,152.262	12.61	619,810
Qualified LVI	4,685.438	12.82	60,067
	3,350,490.914		$ 41,611,338
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XII (0.20)	2,426.531	$ 11.31	$ 27,444

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	15,161.090	$ 10.65	$ 161,466
ING Custom Choice 65	13,768.048	10.94	150,622
ING MAP PLUS NP6	5,754.808	12.38	71,245
Qualified V	41.531	10.60	440
Qualified VI	2,784,019.623	10.65	29,649,809
Qualified VIII	737.518	10.65	7,855
Qualified XII (0.00)	2,231.317	11.08	24,723
Qualified XII (0.05)	73,220.829	11.08	811,287
Qualified XII (0.10)	62.020	11.04	685
Qualified XII (0.25)	11,222.133	10.99	123,331
Qualified XII (0.30)	90,162.479	10.97	989,082
Qualified XII (0.35)	1,236.224	10.96	13,549
Qualified XII (0.40)	238,320.263	10.94	2,607,224
Qualified XII (0.45)	209.760	10.92	2,291
Qualified XII (0.50)	94,741.506	10.90	1,032,682
Qualified XII (0.55)	67,304.375	10.89	732,945
Qualified XII (0.60)	35,738.855	10.87	388,481
Qualified XII (0.65)	245,705.318	10.85	2,665,903
Qualified XII (0.70)	110,614.852	10.84	1,199,065
Qualified XII (0.75)	262,130.057	10.82	2,836,247
Qualified XII (0.80)	465,678.749	10.80	5,029,330
Qualified XII (0.85)	330,672.836	10.79	3,567,960
Qualified XII (0.90)	36,081.357	10.77	388,596
Qualified XII (0.95)	459,391.106	10.75	4,938,454
Qualified XII (1.00)	1,212,148.599	10.73	13,006,354
Qualified XII (1.05)	37,878.271	10.72	406,055
Qualified XII (1.10)	79,613.637	10.70	851,866
Qualified XII (1.15)	118,022.090	10.68	1,260,476
Qualified XII (1.20)	19,307.819	10.67	206,014
Qualified XII (1.25)	115,701.148	10.65	1,232,217
Qualified XII (1.30)	4.985	10.63	53
Qualified XII (1.35)	1,251.051	10.62	13,286
Qualified XII (1.40)	7,495.828	10.60	79,456
Qualified XII (1.45)	402.629	10.58	4,260
Qualified XII (1.50)	1,588.009	10.57	16,785
Qualified XIII	1,274.432	10.75	13,700
Qualified XV	29,621.586	10.75	318,432
Qualified XVI	58,025.742	10.57	613,332
Qualified XVII	3,363.380	10.66	35,854
Qualified XXI	53,647.419	10.80	579,392
Qualified XXVI	32,002.310	10.82	346,265
Qualified XXVII	1,751,786.344	10.80	18,919,293
Qualified XXVIII	925,039.451	10.80	9,990,426
Qualified XXXIV	5,866.910	8.19	48,050
Qualified XXXVI	14,244.745	10.89	155,125
Qualified XXXVIII	27,262.305	8.27	225,459
Qualified XLIII	10,227.486	8.19	83,763
Qualified LIV	41,649.479	10.83	451,064
Qualified LVI	137,727.924	11.02	1,517,762
	10,029,360.233		$ 107,768,011

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	2,133.609	$ 7.27	$ 15,511
ING MAP PLUS NP11	39.510	7.26	287
ING MAP PLUS NP15	9,202.930	7.24	66,629
ING MAP PLUS NP17	756.394	7.23	5,469
ING MAP PLUS NP26	14.612	7.17	105
ING MAP PLUS NP28	3,057.425	7.16	21,891
ING MAP PLUS NP30	34.969	7.15	250
Qualified VI	218,794.194	7.18	1,570,942
Qualified XII (0.00)	378.948	8.00	3,032
Qualified XII (0.30)	405.161	7.93	3,213
Qualified XII (0.40)	18,255.967	7.91	144,405
Qualified XII (0.50)	1,079,823.374	7.88	8,509,008
Qualified XII (0.55)	3,851.066	7.87	30,308
Qualified XII (0.60)	548.335	7.86	4,310
Qualified XII (0.65)	736.601	7.85	5,782
Qualified XII (0.70)	992.628	7.84	7,782
Qualified XII (0.75)	29,195.737	7.83	228,603
Qualified XII (0.80)	42,494.290	7.82	332,305
Qualified XII (0.85)	124,255.470	7.81	970,435
Qualified XII (0.90)	4,202.469	7.80	32,779
Qualified XII (0.95)	22,039.901	7.78	171,470
Qualified XII (1.00)	82,836.798	7.77	643,642
Qualified XII (1.05)	3,346.371	7.76	25,968
Qualified XII (1.10)	2,610.403	7.75	20,231
Qualified XII (1.15)	4,550.513	7.74	35,221
Qualified XII (1.20)	3,476.933	7.73	26,877
Qualified XII (1.25)	3,406.415	7.72	26,298
Qualified XII (1.40)	133.291	7.69	1,025
Qualified XII (1.50)	598.869	7.66	4,587
Qualified XIII	478.119	7.22	3,452
Qualified XV	15,219.748	7.22	109,887
Qualified XVI	1,943.867	7.15	13,899
Qualified XXI	1,279.345	7.24	9,262
Qualified XLIII	403.395	7.26	2,929
Qualified LIV	3,793.819	7.24	27,467
Qualified LVI	6,195.603	7.30	45,228
	1,691,487.079		$ 13,120,489
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	25,309.161	$ 16.62	$ 420,638
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	1,034,573.407	$ 17.38	$ 17,980,886
Qualified XXVIII	1,088,011.663	17.39	18,920,523
	2,122,585.070		$ 36,901,409

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	919.646	$ 20.05	$ 18,439
ING Custom Choice 65	1,486.588	20.94	31,129
ING MAP PLUS NP1	51,498.809	13.32	685,964
ING MAP PLUS NP10	2,812.267	13.10	36,841
ING MAP PLUS NP11	13,834.688	13.08	180,958
ING MAP PLUS NP12	5,744.964	13.05	74,972
ING MAP PLUS NP13	1,667.122	13.03	21,723
ING MAP PLUS NP14	1,717.755	13.00	22,331
ING MAP PLUS NP15	11,382.871	12.98	147,750
ING MAP PLUS NP17	385.449	12.93	4,984
ING MAP PLUS NP23	4,462.333	12.79	57,073
ING MAP PLUS NP24	2,098.589	12.77	26,799
ING MAP PLUS NP25	5,303.579	12.74	67,568
ING MAP PLUS NP26	2,897.089	12.72	36,851
ING MAP PLUS NP28	2,311.226	12.67	29,283
ING MAP PLUS NP29	702.008	12.65	8,880
ING MAP PLUS NP30	229.018	12.63	2,892
Qualified VI	654,303.435	20.05	13,118,784
Qualified XII (0.00)	7,915.305	21.25	168,200
Qualified XII (0.10)	42.084	21.15	890
Qualified XII (0.25)	162.662	21.01	3,418
Qualified XII (0.30)	8,089.059	20.96	169,547
Qualified XII (0.40)	21,303.939	20.86	444,400
Qualified XII (0.50)	26,524.892	20.76	550,657
Qualified XII (0.55)	9,733.559	20.71	201,582
Qualified XII (0.60)	6,878.403	20.67	142,177
Qualified XII (0.65)	78,429.122	20.62	1,617,208
Qualified XII (0.70)	13,226.234	20.57	272,064
Qualified XII (0.75)	7,843.774	20.52	160,954
Qualified XII (0.80)	36,507.309	20.47	747,305
Qualified XII (0.85)	65,792.673	20.42	1,343,486
Qualified XII (0.90)	13,324.623	20.38	271,556
Qualified XII (0.95)	83,698.924	20.33	1,701,599
Qualified XII (1.00)	219,824.573	20.28	4,458,042
Qualified XII (1.05)	9,500.101	20.23	192,187
Qualified XII (1.10)	20,251.914	20.19	408,886
Qualified XII (1.15)	19,215.171	20.14	386,994
Qualified XII (1.20)	2,594.397	20.09	52,121
Qualified XII (1.25)	27,744.829	20.05	556,284
Qualified XII (1.30)	82.343	20.00	1,647
Qualified XII (1.35)	5.922	19.95	118
Qualified XII (1.40)	1,614.167	19.91	32,138
Qualified XII (1.45)	485.112	19.86	9,634
Qualified XII (1.50)	448.538	19.81	8,886
Qualified XIII	2,992.493	20.33	60,837
Qualified XV	4,352.957	20.33	88,496
Qualified XVI	12,656.053	19.81	250,716

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class (continued)			
Qualified XVII	829.771	$ 20.05	$ 16,637
Qualified XXVI	3,975.153	20.38	81,014
Qualified XXXIV	4,758.713	8.34	39,688
Qualified XXXVIII	14,025.757	8.42	118,097
Qualified XLIII	2,539.803	8.33	21,157
Qualified LIV	13,330.607	20.71	276,077
Qualified LVI	36,056.292	21.06	759,346
	1,540,514.664		$ 30,187,266
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	86,998.378	$ 10.99	$ 956,112
Qualified XII (0.00)	480.807	11.65	5,601
Qualified XII (0.30)	817.616	11.49	9,394
Qualified XII (0.35)	2,374.929	11.46	27,217
Qualified XII (0.40)	1,623.398	11.43	18,555
Qualified XII (0.50)	82,443.529	11.38	938,207
Qualified XII (0.55)	686.263	11.35	7,789
Qualified XII (0.60)	2,522.059	11.33	28,575
Qualified XII (0.65)	14,167.492	11.30	160,093
Qualified XII (0.70)	1,200.529	11.27	13,530
Qualified XII (0.75)	1,061.699	11.25	11,944
Qualified XII (0.80)	9,373.018	11.22	105,165
Qualified XII (0.85)	12,595.123	11.20	141,065
Qualified XII (0.90)	597.407	11.17	6,673
Qualified XII (0.95)	44,772.992	11.14	498,771
Qualified XII (1.00)	34,155.897	11.12	379,814
Qualified XII (1.05)	1,235.374	11.09	13,700
Qualified XII (1.10)	3,671.966	11.07	40,649
Qualified XII (1.15)	2,739.120	11.04	30,240
Qualified XII (1.20)	1,395.916	11.01	15,369
Qualified XII (1.25)	6,435.728	10.99	70,729
Qualified XII (1.40)	1,694.775	10.91	18,490
Qualified XII (1.45)	16.124	10.89	176
Qualified XII (1.50)	26.884	10.86	292
Qualified XVI	3,561.533	10.86	38,678
Qualified XXXIV	41.504	8.29	344
Qualified XXXVIII	1,668.909	8.37	13,969
Qualified LIV	2,626.024	11.35	29,805
Qualified LVI	3,166.555	11.54	36,542
	324,151.548		$ 3,617,488

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Currently payable annuity contracts:	126,763.583	$8.00 to $8.30	$ 1,050,729
Contracts in accumulation period:			
ING Custom Choice 62	2,069.812	8.21	16,993
ING Custom Choice 65	8,709.021	8.48	73,852
ING MAP PLUS NP8	873.388	8.45	7,380
ING MAP PLUS NP9	17,084.405	8.43	144,022
ING MAP PLUS NP11	7,934.861	8.40	66,653
ING MAP PLUS NP12	204.893	8.39	1,719
ING MAP PLUS NP15	22,655.861	8.34	188,950
ING MAP PLUS NP17	7,607.911	8.31	63,222
ING MAP PLUS NP18	68,283.765	8.29	566,072
ING MAP PLUS NP20	5,914.798	8.26	48,856
ING MAP PLUS NP21	6,972.355	8.25	57,522
ING MAP PLUS NP25	709.591	8.19	5,812
ING MAP PLUS NP28	127.828	8.14	1,041
ING MAP PLUS NP30	4,220.957	8.11	34,232
ING MAP PLUS NP35	4,646.986	8.04	37,362
Qualified V	2,108.509	8.16	17,205
Qualified VI	2,576,587.842	8.21	21,153,786
Qualified VIII	1,899.267	8.21	15,593
Qualified X (1.15)	108,269.987	8.24	892,145
Qualified X (1.25)	404,179.591	8.21	3,318,314
Qualified XII (0.00)	11,196.983	8.60	96,294
Qualified XII (0.20)	54.680	8.54	467
Qualified XII (0.25)	11,003.536	8.52	93,750
Qualified XII (0.30)	661,332.744	8.50	5,621,328
Qualified XII (0.40)	64,037.908	8.47	542,401
Qualified XII (0.50)	184,400.828	8.44	1,556,343
Qualified XII (0.55)	110,172.416	8.43	928,753
Qualified XII (0.60)	167,012.328	8.41	1,404,574
Qualified XII (0.65)	882,660.085	8.40	7,414,345
Qualified XII (0.70)	131,609.400	8.38	1,102,887
Qualified XII (0.75)	391,456.487	8.36	3,272,576
Qualified XII (0.80)	133,909.769	8.35	1,118,147
Qualified XII (0.85)	418,088.381	8.33	3,482,676
Qualified XII (0.90)	25,766.208	8.32	214,375
Qualified XII (0.95)	565,944.367	8.30	4,697,338
Qualified XII (1.00)	1,655,045.421	8.29	13,720,327
Qualified XII (1.05)	72,755.502	8.27	601,688
Qualified XII (1.10)	66,331.205	8.26	547,896
Qualified XII (1.15)	48,480.778	8.24	399,482
Qualified XII (1.20)	39,544.684	8.23	325,453
Qualified XII (1.25)	194,530.685	8.21	1,597,097
Qualified XII (1.30)	1,496.779	8.20	12,274
Qualified XII (1.35)	6,036.978	8.18	49,382
Qualified XII (1.40)	14,577.300	8.17	119,097
Qualified XII (1.45)	8,887.674	8.15	72,435
Qualified XII (1.50)	9,927.756	8.14	80,812

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Institutional Class (continued)			
Qualified XIII	775.964	$ 8.30	$ 6,441
Qualified XV	30,271.257	8.30	251,251
Qualified XVI	92,494.178	8.14	752,903
Qualified XVII	541.848	8.21	4,449
Qualified XVIII	7,656.572	8.29	63,473
Qualified XXVI	2,651.927	8.32	22,064
Qualified XXXII	2,208.404	8.21	18,131
Qualified XXXIV	11,645.601	7.30	85,013
Qualified XXXVIII	19,921.923	7.37	146,825
Qualified XLIII	4,259.074	7.29	31,049
Qualified LIV	94,423.951	8.39	792,217
Qualified LVI	74,341.844	8.53	634,136
	9,595,278.636		$ 79,641,609
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	3,457.167	$ 8.38	$ 28,971
ING MAP PLUS NP10	51,441.955	8.36	430,055
ING MAP PLUS NP12	22,115.495	8.33	184,222
ING MAP PLUS NP15	2,373.200	8.29	19,674
ING MAP PLUS NP16	371.717	8.27	3,074
ING MAP PLUS NP26	189.308	8.12	1,537
ING MAP PLUS NP30	112.213	8.06	904
	80,061.055		$ 668,437
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	112.905	$ 8.38	$ 946
ING Custom Choice 65	1,337.441	8.51	11,382
Qualified VI	181,682.529	8.38	1,522,500
Qualified VIII	1,026.655	8.38	8,603
Qualified X (1.15)	7,135.015	8.40	59,934
Qualified X (1.25)	34,311.826	8.38	287,533
Qualified XII (0.00)	120.205	8.57	1,030
Qualified XII (0.30)	4,525.032	8.52	38,553
Qualified XII (0.40)	9,938.854	8.51	84,580
Qualified XII (0.50)	85,583.999	8.49	726,608
Qualified XII (0.55)	6,623.265	8.48	56,165
Qualified XII (0.60)	1,931.742	8.48	16,381
Qualified XII (0.65)	39,827.646	8.47	337,340
Qualified XII (0.70)	4,063.599	8.46	34,378
Qualified XII (0.75)	15,883.408	8.45	134,215
Qualified XII (0.80)	17,596.123	8.45	148,687
Qualified XII (0.85)	18,982.235	8.44	160,210
Qualified XII (0.90)	1,607.960	8.43	13,555
Qualified XII (0.95)	56,908.679	8.42	479,171
Qualified XII (1.00)	100,149.243	8.42	843,257
Qualified XII (1.05)	1,779.321	8.41	14,964
Qualified XII (1.10)	3,946.540	8.40	33,151
Qualified XII (1.15)	9,317.306	8.40	78,265

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Institutional Class (continued)			
Qualified XII (1.20)	2,598.541	$ 8.39	$ 21,802
Qualified XII (1.25)	20,420.220	8.38	171,121
Qualified XII (1.30)	24.790	8.37	207
Qualified XII (1.35)	1.983	8.37	17
Qualified XII (1.40)	245.348	8.36	2,051
Qualified XII (1.45)	782.655	8.35	6,535
Qualified XV	4,430.882	8.42	37,308
Qualified XVI	2,560.247	8.34	21,352
Qualified XVIII	2,797.606	8.38	23,444
Qualified XXVI	721.084	8.43	6,079
Qualified XXVII	228,423.907	8.25	1,884,497
Qualified XXXII	333.414	8.38	2,794
Qualified XXXVIII	3,406.520	8.57	29,194
Qualified XLIII	26.994	8.48	229
Qualified LIV	1,152.336	8.45	9,737
Qualified LVI	8,907.999	8.53	75,985
	881,226.054		$ 7,383,760
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	19,565.971	$ 10.35	$ 202,508
ING MAP PLUS NP10	613.102	10.32	6,327
ING MAP PLUS NP11	802.199	10.30	8,263
ING MAP PLUS NP12	3,316.966	10.27	34,065
ING MAP PLUS NP17	745.888	10.16	7,578
ING MAP PLUS NP20	2,399.169	10.08	24,184
ING MAP PLUS NP22	370.244	10.04	3,717
ING MAP PLUS NP29	3,022.722	9.87	29,834
Qualified XII (0.60)	517.751	10.30	5,333
Qualified XII (0.75)	64.289	10.23	658
Qualified XII (1.25)	19.789	9.99	198
Qualified XXXV	1,712.612	8.47	14,506
	33,150.702		$ 337,171
ING Marsico International Opportunities Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	22,566.854	$ 7.76	$ 175,119
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	371.498	$ 12.28	$ 4,562
ING Custom Choice 65	75.400	12.83	967
ING MAP PLUS NP9	369.056	12.72	4,694
ING MAP PLUS NP11	4,230.767	12.66	53,562
ING MAP PLUS NP12	767.484	12.63	9,693
ING MAP PLUS NP15	3,989.091	12.54	50,023
ING MAP PLUS NP17	3,210.520	12.49	40,099
ING MAP PLUS NP18	462.681	12.46	5,765

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class (continued)			
ING MAP PLUS NP22	17.599	$ 12.34	$ 217
ING MAP PLUS NP29	323.979	12.14	3,933
Qualified VI	230,569.312	12.28	2,831,391
Qualified XII (0.00)	1,592.053	13.02	20,729
Qualified XII (0.10)	14.419	12.96	187
Qualified XII (0.30)	2,166.763	12.84	27,821
Qualified XII (0.40)	10,762.490	12.78	137,545
Qualified XII (0.50)	55,916.323	12.72	711,256
Qualified XII (0.55)	466.702	12.69	5,922
Qualified XII (0.60)	3,499.633	12.66	44,305
Qualified XII (0.65)	19,594.173	12.63	247,474
Qualified XII (0.70)	5,628.466	12.60	70,919
Qualified XII (0.75)	22,212.014	12.57	279,205
Qualified XII (0.80)	47,415.224	12.54	594,587
Qualified XII (0.85)	45,893.725	12.52	574,589
Qualified XII (0.90)	5,311.741	12.49	66,344
Qualified XII (0.95)	37,990.049	12.46	473,356
Qualified XII (1.00)	122,393.163	12.43	1,521,347
Qualified XII (1.05)	1,069.852	12.40	13,266
Qualified XII (1.10)	13,857.601	12.37	171,419
Qualified XII (1.15)	8,715.700	12.34	107,552
Qualified XII (1.20)	2,149.571	12.31	26,461
Qualified XII (1.25)	8,557.336	12.28	105,084
Qualified XII (1.30)	21.072	12.25	258
Qualified XII (1.40)	872.521	12.20	10,645
Qualified XII (1.45)	13.173	12.17	160
Qualified XV	1,380.392	12.46	17,200
Qualified XVI	5,347.040	12.14	64,913
Qualified XXI	7,498.533	12.54	94,032
Qualified XXVI	252.861	12.49	3,158
Qualified XXXIV	1,208.083	6.74	8,142
Qualified XXXVIII	544.604	6.81	3,709
Qualified XLIII	372.567	6.74	2,511
Qualified LIV	5,934.770	12.69	75,312
Qualified LVI	7,100.427	12.90	91,596
	690,140.428		$ 8,575,910
ING MFS Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	85,098.757	$ 10.53	$ 896,090
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	3,132,262.582	$ 10.03	$ 31,416,594
Qualified XXVIII	2,683,002.111	10.04	26,937,341
	5,815,264.693		$ 58,353,935

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	3,350.524	$ 11.49	$ 38,498
ING MAP PLUS NP1	186.238	11.91	2,218
ING MAP PLUS NP9	47,414.960	11.63	551,436
ING MAP PLUS NP10	461.770	11.60	5,357
ING MAP PLUS NP11	20.326	11.56	235
ING MAP PLUS NP12	38,652.324	11.53	445,661
ING MAP PLUS NP13	2,820.460	11.49	32,407
ING MAP PLUS NP16	699.912	11.39	7,972
ING MAP PLUS NP17	568.099	11.36	6,454
ING MAP PLUS NP20	98.737	11.26	1,112
ING MAP PLUS NP21	771.156	11.22	8,652
ING MAP PLUS NP22	2,506.746	11.19	28,050
ING MAP PLUS NP23	3,946.004	11.16	44,037
ING MAP PLUS NP24	73.704	11.13	820
ING MAP PLUS NP26	66.890	11.06	740
ING MAP PLUS NP30	2,851.990	10.93	31,172
Qualified VI	774,128.951	13.30	10,295,915
Qualified X (1.15)	16,748.260	11.38	190,595
Qualified X (1.25)	54,688.207	11.32	619,071
Qualified XII (0.00)	1,967.057	14.70	28,916
Qualified XII (0.25)	8,300.563	14.47	120,109
Qualified XII (0.30)	5,311.922	14.42	76,598
Qualified XII (0.40)	23,090.182	14.33	330,882
Qualified XII (0.50)	28,592.807	14.22	406,590
Qualified XII (0.55)	4,596.320	14.19	65,222
Qualified XII (0.60)	4,704.745	14.14	66,525
Qualified XII (0.65)	7,185.262	14.10	101,312
Qualified XII (0.70)	13,609.683	14.05	191,216
Qualified XII (0.75)	48,691.069	14.00	681,675
Qualified XII (0.80)	42,887.438	13.94	597,851
Qualified XII (0.85)	79,126.932	13.87	1,097,491
Qualified XII (0.90)	9,011.540	13.84	124,720
Qualified XII (0.95)	167,344.194	13.78	2,306,003
Qualified XII (1.00)	258,077.017	13.74	3,545,978
Qualified XII (1.05)	15,824.716	13.69	216,640
Qualified XII (1.10)	60,273.575	13.65	822,734
Qualified XII (1.15)	25,439.957	13.60	345,983
Qualified XII (1.20)	22,412.442	13.56	303,913
Qualified XII (1.25)	95,288.669	13.52	1,288,303
Qualified XII (1.30)	393.831	13.47	5,305
Qualified XII (1.35)	807.898	13.43	10,850
Qualified XII (1.40)	4,466.869	13.39	59,811
Qualified XII (1.45)	2,492.489	13.34	33,250
Qualified XII (1.50)	1,476.960	13.30	19,644
Qualified XV	537.375	13.02	6,997
Qualified XVI	19,214.852	13.08	251,330
Qualified XVII	4,399.444	12.76	56,137
Qualified XVIII	773.303	11.47	8,870
Qualified XXVI	409.538	13.06	5,349
Qualified XXXII	595.703	11.32	6,743

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class (continued)			
Qualified XXXIV	487.301	$ 8.91	$ 4,342
Qualified XXXVIII	7,561.117	8.99	67,974
Qualified XLIII	2,250.426	8.90	20,029
Qualified LIV	2,327.261	10.88	25,321
Qualified LVI	6,472.920	11.06	71,590
	1,926,458.635		$ 25,682,605
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,301.188	$ 14.96	$ 19,466
ING Custom Choice 65	5,276.527	15.62	82,419
Qualified V	287.804	14.85	4,274
Qualified VI	800,354.025	14.96	11,973,296
Qualified XII (0.00)	3,088.655	15.86	48,986
Qualified XII (0.10)	17.889	15.78	282
Qualified XII (0.25)	1,201.169	15.67	18,822
Qualified XII (0.30)	13,312.324	15.64	208,205
Qualified XII (0.40)	26,348.334	15.56	409,980
Qualified XII (0.50)	267,963.156	15.49	4,150,749
Qualified XII (0.55)	3,395.708	15.46	52,498
Qualified XII (0.60)	12,120.159	15.42	186,893
Qualified XII (0.65)	43,759.739	15.38	673,025
Qualified XII (0.70)	15,936.382	15.35	244,623
Qualified XII (0.75)	73,485.410	15.31	1,125,062
Qualified XII (0.80)	59,536.397	15.28	909,716
Qualified XII (0.85)	84,283.171	15.24	1,284,476
Qualified XII (0.90)	13,327.326	15.21	202,709
Qualified XII (0.95)	124,272.246	15.17	1,885,210
Qualified XII (1.00)	503,236.887	15.13	7,613,974
Qualified XII (1.05)	9,461.594	15.10	142,870
Qualified XII (1.10)	15,459.574	15.06	232,821
Qualified XII (1.15)	27,682.945	15.03	416,075
Qualified XII (1.20)	4,474.153	14.99	67,068
Qualified XII (1.25)	44,363.177	14.96	663,673
Qualified XII (1.30)	1,715.819	14.92	25,600
Qualified XII (1.35)	110.243	14.89	1,642
Qualified XII (1.40)	4,068.661	14.85	60,420
Qualified XII (1.45)	440.953	14.82	6,535
Qualified XII (1.50)	1,294.336	14.78	19,130
Qualified XIII	947.086	15.17	14,367
Qualified XV	4,267.525	15.17	64,738
Qualified XVI	18,779.984	14.78	277,568
Qualified XVII	1,370.839	14.96	20,508
Qualified XXI	21,154.766	15.28	323,245
Qualified XXVI	1,373.018	15.21	20,884
Qualified XXXIV	1,650.901	8.30	13,702
Qualified XXXVIII	6,052.644	8.38	50,721
Qualified XLIII	5,395.078	8.29	44,725
Qualified LIV	6,209.771	15.46	96,003
Qualified LVI	29,244.220	15.71	459,427
	2,258,021.783		$ 34,116,387

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	178,993.884	$ 12.31	$ 2,203,415
Qualified XXVIII	99,256.259	12.32	1,222,837
	278,250.143		$ 3,426,252
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	825.735	$ 12.93	$ 10,677
ING Custom Choice 65	711.291	13.51	9,610
ING MAP PLUS NP3	92.917	12.60	1,171
ING MAP PLUS NP6	5,239.105	12.53	65,646
ING MAP PLUS NP8	616.669	12.49	7,702
ING MAP PLUS NP9	2,336.962	12.47	29,142
ING MAP PLUS NP11	3,034.903	12.42	37,693
ING MAP PLUS NP12	10,750.031	12.40	133,300
ING MAP PLUS NP13	1,019.081	12.37	12,606
ING MAP PLUS NP14	4,345.504	12.35	53,667
ING MAP PLUS NP15	9,052.453	12.33	111,617
ING MAP PLUS NP17	1,265.717	12.28	15,543
ING MAP PLUS NP22	3,003.964	12.17	36,558
ING MAP PLUS NP26	175.045	12.08	2,115
Qualified VI	353,816.395	12.93	4,574,846
Qualified XII (0.00)	1,103.363	13.71	15,127
Qualified XII (0.30)	6,375.881	13.52	86,202
Qualified XII (0.35)	1,648.319	13.49	22,236
Qualified XII (0.40)	21,215.887	13.46	285,566
Qualified XII (0.50)	113,811.163	13.39	1,523,931
Qualified XII (0.55)	1,046.534	13.36	13,982
Qualified XII (0.60)	15,910.969	13.33	212,093
Qualified XII (0.65)	40,135.998	13.30	533,809
Qualified XII (0.70)	22,140.425	13.27	293,803
Qualified XII (0.75)	5,698.592	13.24	75,449
Qualified XII (0.80)	22,295.329	13.21	294,521
Qualified XII (0.85)	54,266.325	13.18	715,230
Qualified XII (0.90)	3,246.725	13.15	42,694
Qualified XII (0.95)	39,078.415	13.11	512,318
Qualified XII (1.00)	113,042.070	13.08	1,478,590
Qualified XII (1.05)	6,522.569	13.05	85,120
Qualified XII (1.10)	11,047.312	13.02	143,836
Qualified XII (1.15)	4,558.578	12.99	59,216
Qualified XII (1.20)	4,161.865	12.96	53,938
Qualified XII (1.25)	18,087.514	12.93	233,872
Qualified XII (1.30)	49.135	12.90	634
Qualified XII (1.35)	1.605	12.87	21
Qualified XII (1.40)	2,233.481	12.84	28,678
Qualified XII (1.45)	894.122	12.81	11,454
Qualified XII (1.50)	610.532	12.78	7,803
Qualified XIII	1,042.713	13.11	13,670
Qualified XV	3,785.556	13.11	49,629

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class (continued)			
Qualified XVI	8,266.185	$ 12.78	$ 105,642
Qualified XVII	340.861	12.93	4,407
Qualified XXI	13,760.163	13.21	181,772
Qualified XXXIV	1,302.864	11.39	14,840
Qualified XXXVIII	3,694.118	11.49	42,445
Qualified XLIII	2,079.782	11.37	23,647
Qualified LIV	8,220.605	13.36	109,827
Qualified LVI	20,962.762	13.59	284,884
	968,924.089		$ 12,662,779
ING Pioneer Equity Income Portfolio - Institutional Class			
Currently payable annuity contracts:	280,369.907	$6.85 to $7.09	$ 1,978,404
Contracts in accumulation period:			
ING Custom Choice 62	8,760.280	7.00	61,322
ING Custom Choice 65	524.599	7.23	3,793
ING MAP PLUS NP1	136,653.500	7.28	994,837
ING MAP PLUS NP6	30,518.609	7.21	220,039
ING MAP PLUS NP8	101,852.364	7.18	731,300
ING MAP PLUS NP9	2,542.986	7.17	18,233
ING MAP PLUS NP10	2,042.413	7.16	14,624
ING MAP PLUS NP13	6,976.476	7.12	49,673
ING MAP PLUS NP14	27,512.806	7.11	195,616
ING MAP PLUS NP15	6,123.956	7.09	43,419
ING MAP PLUS NP17	8,900.013	7.07	62,923
ING MAP PLUS NP18	4,156.072	7.05	29,300
ING MAP PLUS NP19	17,765.621	7.04	125,070
ING MAP PLUS NP20	10,178.026	7.03	71,552
ING MAP PLUS NP22	3,375.136	7.00	23,626
ING MAP PLUS NP23	657.110	6.99	4,593
ING MAP PLUS NP24	5,246.615	6.98	36,621
ING MAP PLUS NP25	11,794.944	6.96	82,093
ING MAP PLUS NP26	3,762.178	6.95	26,147
ING MAP PLUS NP28	3,069.850	6.92	21,243
ING MAP PLUS NP30	119.922	6.90	827
ING MAP PLUS NP32	89.332	6.87	614
Qualified VI	3,494,295.619	7.00	24,460,069
Qualified VIII	6,657.391	6.99	46,535
Qualified X (1.15)	102,342.526	7.02	718,445
Qualified X (1.25)	177,039.356	7.00	1,239,275
Qualified XII (0.00)	6,902.037	7.33	50,592
Qualified XII (0.10)	147.767	7.30	1,079
Qualified XII (0.20)	522.425	7.27	3,798
Qualified XII (0.25)	5,910.926	7.26	42,913
Qualified XII (0.30)	582,643.698	7.25	4,224,167
Qualified XII (0.35)	2,375.275	7.23	17,173
Qualified XII (0.40)	261,845.010	7.22	1,890,521
Qualified XII (0.50)	1,345,805.406	7.19	9,676,341
Qualified XII (0.55)	300,262.850	7.18	2,155,887
Qualified XII (0.60)	21,330.927	7.17	152,943

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Equity Income Portfolio - Institutional Class (continued)			
Qualified XII (0.65)	237,201.508	$ 7.15	$ 1,695,991
Qualified XII (0.70)	149,889.190	7.14	1,070,209
Qualified XII (0.75)	594,343.717	7.13	4,237,671
Qualified XII (0.80)	793,104.882	7.11	5,638,976
Qualified XII (0.85)	568,779.918	7.10	4,038,337
Qualified XII (0.90)	126,610.186	7.09	897,666
Qualified XII (0.95)	646,774.806	7.07	4,572,698
Qualified XII (1.00)	3,001,481.306	7.06	21,190,458
Qualified XII (1.05)	52,339.112	7.05	368,991
Qualified XII (1.10)	121,468.946	7.04	855,141
Qualified XII (1.15)	178,785.275	7.02	1,255,073
Qualified XII (1.20)	29,670.275	7.01	207,989
Qualified XII (1.25)	142,095.080	7.00	994,666
Qualified XII (1.30)	4,380.221	6.98	30,574
Qualified XII (1.35)	197.208	6.97	1,375
Qualified XII (1.40)	13,469.885	6.96	93,750
Qualified XII (1.45)	3,989.212	6.95	27,725
Qualified XII (1.50)	3,288.351	6.93	22,788
Qualified XIII	186.999	7.07	1,322
Qualified XV	1,773.625	7.07	12,540
Qualified XVI	61,747.579	6.93	427,911
Qualified XVII	24,553.953	7.00	171,878
Qualified XVIII	14,317.994	7.06	101,085
Qualified XXI	64,104.381	7.11	455,782
Qualified XXVI	1,125.529	7.09	7,980
Qualified XXVII	3,299,759.055	7.06	23,296,299
Qualified XXXII	6,873.487	7.00	48,114
Qualified XXXIII (0.65)	165,402.558	7.15	1,182,628
Qualified XXXIV	4,280.206	7.52	32,187
Qualified XXXVIII	9,580.779	7.59	72,718
Qualified XLIII	5,204.919	7.51	39,089
Qualified LIV	284,567.131	7.15	2,034,655
Qualified LVI	36,390.085	7.27	264,556
	17,628,811.286		$ 124,824,429
ING Pioneer Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP20	386.643	$ 7.00	$ 2,707

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	20,858.380	$8.58 to $10.00	$ 204,008
Contracts in accumulation period:			
ING Custom Choice 62	1,203.594	8.92	10,736
ING MAP PLUS NP1	107,021.011	9.28	993,155
ING MAP PLUS NP8	15,494.260	9.16	141,927
ING MAP PLUS NP9	380.904	9.14	3,481
ING MAP PLUS NP10	152.423	9.13	1,392
ING MAP PLUS NP11	4,843.267	9.11	44,122
ING MAP PLUS NP13	16,372.122	9.07	148,495
ING MAP PLUS NP14	13,235.853	9.06	119,917
ING MAP PLUS NP15	10,489.028	9.04	94,821
ING MAP PLUS NP17	34.545	9.01	311
ING MAP PLUS NP18	1,870.929	8.99	16,820
ING MAP PLUS NP21	5,432.314	8.94	48,565
ING MAP PLUS NP22	45.180	8.93	403
ING MAP PLUS NP23	1,027.608	8.91	9,156
ING MAP PLUS NP24	4,077.109	8.89	36,245
ING MAP PLUS NP26	1,726.277	8.86	15,295
ING MAP PLUS NP28	5.179	8.83	46
Qualified VI	295,327.779	8.92	2,634,324
Qualified VIII	438.992	8.92	3,916
Qualified X (1.15)	44,407.154	8.96	397,888
Qualified X (1.25)	45,998.056	8.92	410,303
Qualified XII (0.00)	3,892.433	9.34	36,355
Qualified XII (0.05)	199,538.502	9.34	1,863,690
Qualified XII (0.20)	2,193.222	9.28	20,353
Qualified XII (0.25)	421.958	9.26	3,907
Qualified XII (0.30)	44,616.194	9.24	412,254
Qualified XII (0.40)	10,615.592	9.21	97,770
Qualified XII (0.50)	98,511.749	9.17	903,353
Qualified XII (0.55)	27,164.586	9.16	248,828
Qualified XII (0.60)	3,109.233	9.14	28,418
Qualified XII (0.65)	267,101.751	9.12	2,435,968
Qualified XII (0.70)	10,547.829	9.11	96,091
Qualified XII (0.75)	28,031.967	9.09	254,811
Qualified XII (0.80)	26,064.378	9.07	236,404
Qualified XII (0.85)	63,017.343	9.06	570,937
Qualified XII (0.90)	3,975.902	9.04	35,942
Qualified XII (0.95)	72,682.054	9.02	655,592
Qualified XII (1.00)	85,906.279	9.01	774,016
Qualified XII (1.05)	8,750.825	8.99	78,670
Qualified XII (1.10)	8,370.624	8.97	75,084
Qualified XII (1.15)	33,744.325	8.96	302,349
Qualified XII (1.20)	5,995.181	8.94	53,597
Qualified XII (1.25)	18,748.298	8.92	167,235
Qualified XII (1.30)	57.026	8.91	508
Qualified XII (1.40)	1,021.140	8.88	9,068
Qualified XII (1.45)	353.228	8.86	3,130

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class (continued)			
Qualified XV	968.014	$ 9.02	$ 8,731
Qualified XVI	10,259.507	8.84	90,694
Qualified XVII	2,398.682	8.92	21,396
Qualified XVIII	2,274.563	9.01	20,494
Qualified XXI	2,530.052	9.07	22,948
Qualified XXVI	783.437	9.04	7,082
Qualified XXXII	1,925.193	8.92	17,173
Qualified XXXIV	215.869	7.87	1,699
Qualified XXXVIII	4,360.519	7.95	34,666
Qualified LIV	9,500.386	9.12	86,644
Qualified LVI	3,862.151	9.27	35,802
	1,653,951.956		$ 15,046,985
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	16,507.698	$ 9.13	$ 150,715
ING MAP PLUS NP15	3,180.027	9.01	28,652
ING MAP PLUS NP19	105.614	8.94	944
ING MAP PLUS NP21	184.072	8.91	1,640
ING MAP PLUS NP23	512.359	8.88	4,550
ING MAP PLUS NP25	1,117.893	8.84	9,882
ING MAP PLUS NP26	519.428	8.83	4,587
Qualified XII (1.00)	17,034.158	8.93	152,115
	39,161.249		$ 353,085
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Currently payable annuity contracts:	119,854.294	$ 9.18	$ 1,100,262
Contracts in accumulation period:			
ING Custom Choice 62	4,326.009	9.08	39,280
ING Custom Choice 65	2,590.070	9.38	24,295
ING MAP PLUS NP1	15,144.944	9.44	142,968
ING MAP PLUS NP4	17,673.953	9.39	165,958
ING MAP PLUS NP9	9,120.765	9.30	84,823
ING MAP PLUS NP10	21,564.666	9.28	200,120
ING MAP PLUS NP11	14,426.192	9.27	133,731
ING MAP PLUS NP13	9,468.301	9.23	87,392
ING MAP PLUS NP15	3,224.038	9.20	29,661
ING MAP PLUS NP17	689.014	9.17	6,318
ING MAP PLUS NP18	366.490	9.15	3,353
ING MAP PLUS NP20	189.231	9.12	1,726
ING MAP PLUS NP21	14,411.554	9.10	131,145
ING MAP PLUS NP22	120.866	9.08	1,097
ING MAP PLUS NP23	1,783.561	9.07	16,177
ING MAP PLUS NP26	2,076.228	9.02	18,728
ING MAP PLUS NP28	1,482.085	8.98	13,309
ING MAP PLUS NP30	1,726.362	8.95	15,451
ING MAP PLUS NP36	131.386	8.85	1,163
Qualified V	328.269	9.03	2,964
Qualified VI	1,700,068.285	9.08	15,436,620
Qualified X (1.15)	52,281.359	9.11	476,283

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Institutional Class (continued)			
Qualified X (1.25)	117,553.758	$ 9.08	$ 1,067,388
Qualified XII (0.00)	4,729.164	9.51	44,974
Qualified XII (0.05)	64,278.746	9.50	610,648
Qualified XII (0.10)	107.332	9.47	1,016
Qualified XII (0.20)	254.168	9.44	2,399
Qualified XII (0.25)	1,300.486	9.42	12,251
Qualified XII (0.30)	131,370.218	9.40	1,234,880
Qualified XII (0.40)	42,012.370	9.37	393,656
Qualified XII (0.50)	1,146,227.283	9.33	10,694,301
Qualified XII (0.55)	67,025.362	9.32	624,676
Qualified XII (0.60)	65,715.919	9.30	611,158
Qualified XII (0.65)	496,215.870	9.28	4,604,883
Qualified XII (0.70)	85,668.293	9.27	794,145
Qualified XII (0.75)	305,999.538	9.25	2,830,496
Qualified XII (0.80)	746,912.740	9.23	6,894,005
Qualified XII (0.85)	260,546.700	9.21	2,399,635
Qualified XII (0.90)	39,088.157	9.20	359,611
Qualified XII (0.95)	240,595.450	9.18	2,208,666
Qualified XII (1.00)	1,509,165.888	9.16	13,823,960
Qualified XII (1.05)	30,325.727	9.15	277,480
Qualified XII (1.10)	46,953.487	9.13	428,685
Qualified XII (1.15)	38,935.765	9.11	354,705
Qualified XII (1.20)	25,899.863	9.10	235,689
Qualified XII (1.25)	82,035.042	9.08	744,878
Qualified XII (1.30)	12,871.350	9.06	116,614
Qualified XII (1.35)	1,710.146	9.05	15,477
Qualified XII (1.40)	16,775.250	9.03	151,481
Qualified XII (1.45)	7,118.676	9.01	64,139
Qualified XII (1.50)	86.670	9.00	780
Qualified XIII	191.021	9.18	1,754
Qualified XV	4,862.756	9.18	44,640
Qualified XVI	49,297.576	9.00	443,678
Qualified XVII	725.389	9.08	6,587
Qualified XVIII	1,784.289	9.16	16,344
Qualified XXVI	13,082.051	9.20	120,355
Qualified XXVII	1,325,733.499	9.10	12,064,175
Qualified XXXII	1,282.856	9.08	11,648
Qualified XXXIII (0.65)	68,372.712	9.28	634,499
Qualified XXXIV	5,057.361	7.94	40,155
Qualified XXXVIII	11,081.170	8.01	88,760
Qualified XLIII	29.759	7.93	236
Qualified LIV	45,798.917	9.28	425,014
Qualified LVI	24,701.130	9.44	233,179
	9,132,527.826		$ 83,866,524

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	3,508.604	$ 9.40	$ 32,981
ING MAP PLUS NP5	9,304.979	9.33	86,815
ING MAP PLUS NP6	386.176	9.31	3,595
ING MAP PLUS NP11	5,003.978	9.23	46,187
ING MAP PLUS NP12	1,055.353	9.21	9,720
ING MAP PLUS NP13	1,213.517	9.19	11,152
ING MAP PLUS NP15	5,209.064	9.16	47,715
ING MAP PLUS NP16	136.967	9.14	1,252
ING MAP PLUS NP17	903.211	9.13	8,246
ING MAP PLUS NP18	2,512.420	9.11	22,888
ING MAP PLUS NP23	1,589.330	9.03	14,352
ING MAP PLUS NP25	3,312.889	8.99	29,783
ING MAP PLUS NP26	6.523	8.98	59
ING MAP PLUS NP27	196.916	8.96	1,764
ING MAP PLUS NP29	798.543	8.93	7,131
ING MAP PLUS NP30	2,116.204	8.91	18,855
	37,254.674		$ 342,495
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,536.432	$ 10.57	$ 16,240
Qualified XII (0.00)	26.691	11.16	298
Qualified XII (0.05)	305,999.886	11.14	3,408,839
Qualified XII (0.40)	34,100.499	10.91	372,036
Qualified XII (0.65)	386.384	10.75	4,154
Qualified XII (0.75)	1,797.693	10.69	19,217
Qualified XII (0.80)	9,502.699	10.66	101,299
Qualified XII (0.95)	1,054.008	10.57	11,141
Qualified XII (1.00)	1,777.441	10.54	18,734
	356,181.733		$ 3,951,958
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	80,108.979	$ 12.02	$ 962,910
ING MAP PLUS NP1	165,558.941	12.69	2,100,943
ING MAP PLUS NP6	19,255.503	12.54	241,464
ING MAP PLUS NP8	66,795.458	12.48	833,607
ING MAP PLUS NP9	15,551.600	12.45	193,617
ING MAP PLUS NP10	1,854.069	12.42	23,028
ING MAP PLUS NP11	77,169.165	12.39	956,126
ING MAP PLUS NP12	29,923.392	12.36	369,853
ING MAP PLUS NP13	723.753	12.33	8,924
ING MAP PLUS NP14	15,456.496	12.31	190,269
ING MAP PLUS NP15	45,969.520	12.28	564,506
ING MAP PLUS NP17	114,520.456	12.22	1,399,440
ING MAP PLUS NP18	7,820.240	12.19	95,329
ING MAP PLUS NP20	42,665.638	12.13	517,534
ING MAP PLUS NP21	21,154.050	12.11	256,176
ING MAP PLUS NP22	2,290.950	12.08	27,675

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio -			
Service Class (continued)			
ING MAP PLUS NP23	14,827.427	$ 12.05	$ 178,670
ING MAP PLUS NP24	21,728.078	12.02	261,171
ING MAP PLUS NP25	2,634.416	11.99	31,587
ING MAP PLUS NP26	12,197.473	11.96	145,882
ING MAP PLUS NP28	5,905.490	11.91	70,334
ING MAP PLUS NP30	2,366.575	11.85	28,044
Qualified V	2,456.469	11.93	29,306
Qualified VI	5,736,423.849	12.02	68,951,815
Qualified VIII	2,554.552	12.02	30,706
Qualified XII (0.00)	11,024.389	12.75	140,561
Qualified XII (0.10)	83.224	12.69	1,056
Qualified XII (0.25)	8,507.671	12.60	107,197
Qualified XII (0.30)	217,292.555	12.57	2,731,367
Qualified XII (0.35)	5,078.830	12.54	63,689
Qualified XII (0.40)	158,512.638	12.51	1,982,993
Qualified XII (0.50)	4,344,384.225	12.45	54,087,584
Qualified XII (0.55)	371,807.448	12.42	4,617,849
Qualified XII (0.60)	22,813.803	12.39	282,663
Qualified XII (0.65)	203,923.488	12.36	2,520,494
Qualified XII (0.70)	109,672.217	12.33	1,352,258
Qualified XII (0.75)	2,125,619.996	12.31	26,166,382
Qualified XII (0.80)	384,449.519	12.28	4,721,040
Qualified XII (0.85)	676,518.082	12.25	8,287,347
Qualified XII (0.90)	107,773.648	12.22	1,316,994
Qualified XII (0.95)	743,343.474	12.19	9,061,357
Qualified XII (1.00)	3,840,472.072	12.16	46,700,140
Qualified XII (1.05)	58,445.735	12.13	708,947
Qualified XII (1.10)	97,826.321	12.11	1,184,677
Qualified XII (1.15)	142,638.274	12.08	1,723,070
Qualified XII (1.20)	37,922.481	12.05	456,966
Qualified XII (1.25)	454,754.531	12.02	5,466,149
Qualified XII (1.30)	452.063	11.99	5,420
Qualified XII (1.35)	20,075.257	11.96	240,100
Qualified XII (1.40)	14,422.062	11.94	172,199
Qualified XII (1.45)	6,490.657	11.91	77,304
Qualified XII (1.50)	1,320.179	11.88	15,684
Qualified XIII	644.247	12.19	7,853
Qualified XV	13,609.328	12.19	165,898
Qualified XVI	85,521.661	11.88	1,015,997
Qualified XVII	14,608.775	12.02	175,597
Qualified XXI	28,871.711	12.28	354,545
Qualified XXVI	2,452.347	12.22	29,968
Qualified XXXIV	5,989.419	9.43	56,480
Qualified XXXVIII	37,188.189	9.52	354,032
Qualified XLIII	1,302.047	9.42	12,265
Qualified LIV	184,173.339	12.42	2,287,433
Qualified LVI	63,842.211	12.63	806,327
	21,111,740.652		$ 257,926,798

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	141,575.872	$ 9.81	$ 1,388,859
ING T. Rowe Price Equity Income Portfolio - Service Class			
Currently payable annuity contracts:	5,424.892	$ 12.97	$ 70,361
Contracts in accumulation period:			
ING Custom Choice 62	7,995.659	11.05	88,352
ING Custom Choice 65	244.226	10.41	2,542
ING MAP PLUS NP5	5,505.967	11.37	62,603
ING MAP PLUS NP6	28,599.967	11.33	324,038
ING MAP PLUS NP8	25,676.488	11.26	289,117
ING MAP PLUS NP9	31,908.440	11.23	358,332
ING MAP PLUS NP10	4,729.347	11.20	52,969
ING MAP PLUS NP11	21,500.105	11.17	240,156
ING MAP PLUS NP12	4,030.613	11.13	44,861
ING MAP PLUS NP13	4,656.629	11.10	51,689
ING MAP PLUS NP14	14,311.146	11.07	158,424
ING MAP PLUS NP15	27,794.912	11.03	306,578
ING MAP PLUS NP16	163.385	11.00	1,797
ING MAP PLUS NP17	6,499.892	10.97	71,304
ING MAP PLUS NP18	592.935	10.94	6,487
ING MAP PLUS NP19	1,586.302	10.90	17,291
ING MAP PLUS NP21	1,947.075	10.84	21,106
ING MAP PLUS NP22	397.624	10.81	4,298
ING MAP PLUS NP23	2,442.237	10.78	26,327
ING MAP PLUS NP24	1,411.601	10.74	15,161
ING MAP PLUS NP26	1,178.558	10.68	12,587
ING MAP PLUS NP28	26,324.656	10.62	279,568
ING MAP PLUS NP29	450.171	10.59	4,767
ING MAP PLUS NP30	3,444.061	10.56	36,369
ING MAP PLUS NP32	958.673	10.49	10,056
Qualified VI	981,770.084	14.15	13,892,047
Qualified X (1.15)	60,675.582	10.98	666,218
Qualified X (1.25)	97,479.600	10.92	1,064,477
Qualified XII (0.00)	8,093.202	15.37	124,393
Qualified XII (0.05)	193,168.138	15.27	2,949,677
Qualified XII (0.25)	47.118	15.12	712
Qualified XII (0.30)	32,001.036	15.07	482,256
Qualified XII (0.40)	39,700.816	14.98	594,718
Qualified XII (0.50)	338,442.921	14.87	5,032,646
Qualified XII (0.55)	23,199.914	14.83	344,055
Qualified XII (0.60)	7,953.525	14.78	117,553
Qualified XII (0.65)	65,315.631	14.74	962,752
Qualified XII (0.70)	28,514.445	14.69	418,877
Qualified XII (0.75)	31,297.777	14.64	458,199
Qualified XII (0.80)	52,483.857	14.57	764,690
Qualified XII (0.85)	4,520,640.385	14.50	65,549,286
Qualified XII (0.90)	12,594.117	14.47	182,237

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class (continued)			
Qualified XII (0.95)	137,154.793	$ 14.41	$ 1,976,401
Qualified XII (1.00)	435,884.453	14.36	6,259,301
Qualified XII (1.05)	9,466.821	14.31	135,470
Qualified XII (1.10)	57,570.004	14.27	821,524
Qualified XII (1.15)	35,341.903	14.22	502,562
Qualified XII (1.20)	17,771.013	14.18	251,993
Qualified XII (1.25)	69,002.782	14.13	975,009
Qualified XII (1.30)	361.432	14.08	5,089
Qualified XII (1.35)	3,595.671	14.04	50,483
Qualified XII (1.40)	8,519.573	13.99	119,189
Qualified XII (1.45)	95.892	13.95	1,338
Qualified XII (1.50)	510.929	13.90	7,102
Qualified XIII	1,210.125	13.57	16,421
Qualified XV	6,014.073	13.57	81,611
Qualified XVI	22,963.057	13.92	319,646
Qualified XVII	1,072.427	13.30	14,263
Qualified XVIII	3,625.829	11.07	40,138
Qualified XXI	166,559.667	13.71	2,283,533
Qualified XXVI	2,558.081	13.62	34,841
Qualified XXXIV	11,583.239	7.74	89,654
Qualified XXXVIII	25,413.229	7.81	198,477
Qualified XLIII	5,051.528	7.73	39,048
Qualified LIV	24,704.928	10.30	254,461
Qualified LVI	15,873.092	10.47	166,191
	7,785,058.250		$ 110,805,678
ING Templeton Global Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	4,007.094	$ 13.42	$ 53,775
ING MAP PLUS NP10	21,712.718	13.40	290,950
ING MAP PLUS NP11	198.737	13.37	2,657
ING MAP PLUS NP15	5,836.004	13.27	77,444
ING MAP PLUS NP17	6,296.696	13.22	83,242
ING MAP PLUS NP18	1,922.095	13.20	25,372
ING MAP PLUS NP19	1,293.957	13.18	17,054
ING MAP PLUS NP20	963.132	13.15	12,665
ING MAP PLUS NP21	1,624.084	13.13	21,324
ING MAP PLUS NP22	268.198	13.10	3,513
ING MAP PLUS NP25	2,843.137	13.03	37,046
ING MAP PLUS NP26	1,846.469	13.01	24,023
ING MAP PLUS NP28	3,276.849	12.96	42,468
ING MAP PLUS NP32	20.918	12.86	269
Qualified XII (1.00)	3,498.545	13.19	46,146
	55,608.633		$ 737,948

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP26	14.817	$ 8.70	$ 129
ING MAP PLUS NP29	310.546	8.66	2,689
Qualified V	663.843	8.65	5,742
Qualified VI	164,565.063	8.70	1,431,716
Qualified VIII	1,072.064	8.70	9,327
Qualified XII (0.00)	104.076	9.11	948
Qualified XII (0.30)	1,473.519	9.01	13,276
Qualified XII (0.40)	1,899.085	8.98	17,054
Qualified XII (0.50)	4,489.170	8.95	40,178
Qualified XII (0.55)	685.614	8.93	6,123
Qualified XII (0.60)	173.705	8.92	1,549
Qualified XII (0.65)	13,016.896	8.90	115,850
Qualified XII (0.70)	2,599.696	8.88	23,085
Qualified XII (0.75)	17,591.170	8.87	156,034
Qualified XII (0.80)	5,588.184	8.85	49,455
Qualified XII (0.85)	46,003.595	8.83	406,212
Qualified XII (0.90)	889.110	8.82	7,842
Qualified XII (0.95)	45,805.252	8.80	403,086
Qualified XII (1.00)	47,978.183	8.78	421,248
Qualified XII (1.05)	697.415	8.77	6,116
Qualified XII (1.10)	2,821.953	8.75	24,692
Qualified XII (1.15)	685.976	8.74	5,995
Qualified XII (1.20)	2,543.991	8.72	22,184
Qualified XII (1.25)	11,209.592	8.70	97,523
Qualified XII (1.30)	4.855	8.69	42
Qualified XII (1.35)	75.113	8.67	651
Qualified XII (1.40)	3,377.393	8.66	29,248
Qualified XV	38.239	8.80	337
Qualified XVI	10,844.394	8.62	93,479
Qualified XXI	4,785.614	8.85	42,353
Qualified XXVI	51.781	8.82	457
Qualified XXXIV	122.506	7.76	951
Qualified XXXVIII	1,674.250	7.83	13,109
Qualified XLIII	545.972	7.75	4,231
Qualified LIV	1,785.563	8.90	15,892
Qualified LVI	6,241.506	9.04	56,423
	402,429.701		$ 3,525,226

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,806.451	$ 10.50	$ 18,968
ING Custom Choice 65	237.724	10.97	2,608
Qualified VI	469,644.196	10.50	4,931,264
Qualified XII (0.00)	6,875.207	11.13	76,521
Qualified XII (0.25)	349.664	11.00	3,846
Qualified XII (0.30)	12,170.903	10.98	133,637
Qualified XII (0.40)	10,719.317	10.93	117,162
Qualified XII (0.50)	377,644.403	10.87	4,104,995
Qualified XII (0.55)	15,419.825	10.85	167,305
Qualified XII (0.60)	8,563.580	10.82	92,658
Qualified XII (0.65)	51,881.473	10.80	560,320
Qualified XII (0.70)	16,026.162	10.77	172,602
Qualified XII (0.75)	64,296.216	10.75	691,184
Qualified XII (0.80)	13,194.053	10.72	141,440
Qualified XII (0.85)	55,429.988	10.70	593,101
Qualified XII (0.90)	7,071.075	10.67	75,448
Qualified XII (0.95)	68,249.913	10.65	726,862
Qualified XII (1.00)	399,044.813	10.62	4,237,856
Qualified XII (1.05)	5,995.664	10.60	63,554
Qualified XII (1.10)	12,439.848	10.57	131,489
Qualified XII (1.15)	19,659.079	10.55	207,403
Qualified XII (1.20)	4,621.368	10.52	48,617
Qualified XII (1.25)	28,168.766	10.50	295,772
Qualified XII (1.30)	1,319.175	10.47	13,812
Qualified XII (1.35)	268.460	10.45	2,805
Qualified XII (1.40)	2,701.291	10.43	28,174
Qualified XII (1.45)	268.535	10.40	2,793
Qualified XIII	65.685	10.65	700
Qualified XV	1,161.776	10.65	12,373
Qualified XVI	13,204.925	10.38	137,067
Qualified XXI	7,092.896	10.72	76,036
Qualified XXVI	970.714	10.67	10,358
Qualified XXXVIII	8,058.153	8.17	65,835
Qualified XLIII	4,123.787	8.09	33,361
Qualified LIV	21,499.334	10.85	233,268
Qualified LVI	4,851.539	11.03	53,512
	1,715,095.958		$ 18,264,706

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	870.510	$ 8.81	$ 7,669
ING MAP PLUS NP11	435.795	8.75	3,813
ING MAP PLUS NP25	1,119.257	8.53	9,547
Qualified VI	28,219.175	8.53	240,710
Qualified XII (0.30)	27.886	8.83	246
Qualified XII (0.40)	544.766	8.80	4,794
Qualified XII (0.50)	23,393.063	8.77	205,157
Qualified XII (0.55)	533.495	8.75	4,668
Qualified XII (0.60)	3,362.006	8.73	29,350
Qualified XII (0.65)	11,049.337	8.72	96,350
Qualified XII (0.75)	1,795.014	8.69	15,599
Qualified XII (0.80)	7,946.165	8.67	68,893
Qualified XII (0.85)	2,441.747	8.65	21,121
Qualified XII (0.90)	813.300	8.64	7,027
Qualified XII (0.95)	7,047.299	8.62	60,748
Qualified XII (1.00)	5,882.432	8.61	50,648
Qualified XII (1.05)	1,882.099	8.59	16,167
Qualified XII (1.10)	75.607	8.57	648
Qualified XII (1.15)	2,489.803	8.56	21,313
Qualified XII (1.20)	1,327.970	8.54	11,341
Qualified XII (1.25)	2,534.062	8.53	21,616
Qualified XII (1.40)	29.429	8.48	250
Qualified XII (1.45)	18.301	8.46	155
Qualified XVI	244.595	8.45	2,067
Qualified XXVII	68,015.587	8.52	579,493
Qualified XXXIV	548.001	8.32	4,559
Qualified XLIII	28.604	8.31	238
Qualified LIV	1,006.146	8.72	8,774
Qualified LVI	1,199.726	8.86	10,630
	174,881.177		$ 1,503,591
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	369,199.503	$10.51 to $12.86	$ 4,153,241
Contracts in accumulation period:			
ING Custom Choice 62	204,297.533	11.00	2,247,273
ING Custom Choice 65	1,475.181	11.47	16,920
ING MAP PLUS NP4	4,117.680	11.37	46,818
ING MAP PLUS NP9	1,508.648	11.20	16,897
ING MAP PLUS NP15	2,594.475	11.01	28,565
ING MAP PLUS NP17	687.423	10.94	7,520
ING MAP PLUS NP19	13,362.765	10.88	145,387
ING MAP PLUS NP21	950.019	10.81	10,270
ING MAP PLUS NP24	1,016.409	10.72	10,896
ING MAP PLUS NP26	2,311.229	10.65	24,615
ING MAP PLUS NP28	34.001	10.59	360
ING MAP PLUS NP32	5.041	10.47	53
Qualified I	3,816.690	53.79	205,300
Qualified V	16,602.435	14.91	247,542

274

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I (continued)			
Qualified VI	3,804,116.062	$ 15.28	$ 58,126,893
Qualified VII	73,624.722	15.28	1,124,986
Qualified VIII	5,817.177	14.70	85,513
Qualified IX	638.527	15.58	9,948
Qualified X (1.15)	306,696.043	15.53	4,762,990
Qualified X (1.25)	642,598.327	15.28	9,818,902
Qualified XII (0.00)	20,346.981	14.55	296,049
Qualified XII (0.05)	44,541.044	17.00	757,198
Qualified XII (0.25)	1,351.194	14.14	19,106
Qualified XII (0.30)	478,359.787	14.05	6,720,955
Qualified XII (0.35)	46,060.968	13.97	643,472
Qualified XII (0.40)	341,672.991	15.13	5,169,512
Qualified XII (0.45)	334.921	13.81	4,625
Qualified XII (0.50)	1,424,385.503	13.86	19,741,983
Qualified XII (0.55)	370,966.970	13.65	5,063,699
Qualified XII (0.60)	307,068.115	13.57	4,166,914
Qualified XII (0.65)	1,544,742.382	13.50	20,854,022
Qualified XII (0.70)	1,141,077.048	13.42	15,313,254
Qualified XII (0.75)	970,300.465	13.34	12,943,808
Qualified XII (0.80)	1,299,450.391	13.43	17,451,619
Qualified XII (0.85)	2,663,561.547	14.43	38,435,193
Qualified XII (0.90)	148,502.565	13.25	1,967,659
Qualified XII (0.95)	815,872.673	14.23	11,609,868
Qualified XII (1.00)	3,839,350.731	14.14	54,288,419
Qualified XII (1.05)	169,066.677	14.04	2,373,696
Qualified XII (1.10)	314,528.206	13.95	4,387,668
Qualified XII (1.15)	169,794.735	13.85	2,351,657
Qualified XII (1.20)	94,129.770	13.76	1,295,226
Qualified XII (1.25)	570,885.304	13.66	7,798,293
Qualified XII (1.30)	10,290.209	13.57	139,638
Qualified XII (1.35)	10,020.973	13.48	135,083
Qualified XII (1.40)	56,487.724	13.39	756,371
Qualified XII (1.45)	15,435.609	13.29	205,139
Qualified XII (1.50)	4,626.301	13.20	61,067
Qualified XIII	2,323.101	15.92	36,984
Qualified XV	16,734.627	15.89	265,913
Qualified XVI	119,636.760	14.80	1,770,624
Qualified XVII	132,437.863	15.28	2,023,651
Qualified XVIII	217,106.239	15.28	3,317,383
Qualified XIX	185.971	53.79	10,003
Qualified XX	22,595.039	52.65	1,189,629
Qualified XXI	32,923.077	16.15	531,708
Qualified XXVI	11,217.714	16.00	179,483
Qualified XXVII	824,957.183	57.57	47,492,785
Qualified XXVIII	403,997.015	56.46	22,809,671
Qualified XXIX	1.550	52.65	82
Qualified XXX	40,694.820	51.47	2,094,562
Qualified XXXII	43,015.149	10.97	471,876

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I (continued)			
Qualified XXXIII (0.65)	94,439.085	$ 11.74	$ 1,108,715
Qualified XXXIV	11,277.832	10.29	116,049
Qualified XXXV	109,091.702	11.26	1,228,373
Qualified XXXVI	38,913.203	11.85	461,121
Qualified XXXVIII	75,330.486	10.39	782,684
Qualified XLIII	11,106.459	10.28	114,174
Qualified LIV	27,390.282	11.35	310,880
Qualified LVI	98,957.928	11.55	1,142,964
	24,663,014.759		$ 403,501,396
ING Global Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	103.154	$ 14.00	$ 1,444
ING MAP PLUS NP17	1,642.699	13.97	22,949
	1,745.853		$ 24,393
ING International Capital Appreciation Fund - Class I			
Contracts in accumulation period:			
ING MAP PLUS NP22	131.601	$ 13.18	$ 1,735
ING MAP PLUS NP26	71.790	13.16	945
ING MAP PLUS NP28	13.617	13.16	179
	217.008		$ 2,859
ING International SmallCap Multi-Manager Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	56,971.277	$ 14.31	$ 815,259
ING MAP PLUS NP5	3,757.687	14.14	53,134
ING MAP PLUS NP8	17,675.755	14.02	247,814
ING MAP PLUS NP10	8,544.366	13.93	119,023
ING MAP PLUS NP11	7,855.814	13.89	109,117
ING MAP PLUS NP13	74.281	13.81	1,026
ING MAP PLUS NP14	5,576.586	13.77	76,790
ING MAP PLUS NP15	5,948.149	13.73	81,668
ING MAP PLUS NP17	1,384.549	13.65	18,899
ING MAP PLUS NP18	1,152.148	13.61	15,681
ING MAP PLUS NP19	3,834.864	13.57	52,039
ING MAP PLUS NP20	303.798	13.53	4,110
ING MAP PLUS NP24	1,048.082	13.37	14,013
ING MAP PLUS NP26	923.771	13.29	12,277
ING MAP PLUS NP28	1.122	13.21	15
ING MAP PLUS NP29	746.086	13.17	9,826
ING MAP PLUS NP30	82.807	13.14	1,088
ING MAP PLUS NP35	733.497	12.94	9,491
ING MAP PLUS NP36	92.640	12.90	1,195
	116,707.279		$ 1,642,465
ING American Century Small-Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	4,641.780	$ 11.15	$ 51,756

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	33,927.211	$ 14.30	$ 485,159
Contracts in accumulation period:			
ING Custom Choice 62	733.815	13.33	9,782
ING MAP PLUS NP6	1,545.841	13.99	21,626
ING MAP PLUS NP9	19.833	13.86	275
ING MAP PLUS NP10	4,601.931	13.82	63,599
ING MAP PLUS NP11	2,619.708	13.78	36,100
ING MAP PLUS NP13	277.211	13.70	3,798
ING MAP PLUS NP15	14,416.115	13.62	196,347
ING MAP PLUS NP16	73.099	13.58	993
ING MAP PLUS NP19	848.241	13.46	11,417
ING MAP PLUS NP22	479.606	13.34	6,398
ING MAP PLUS NP26	480.857	13.18	6,338
ING MAP PLUS NP27	9.229	13.15	121
ING MAP PLUS NP28	8,633.198	13.11	113,181
ING MAP PLUS NP30	592.000	13.03	7,714
Qualified V	107.741	14.49	1,561
Qualified VI	245,399.524	14.67	3,600,011
Qualified X (1.15)	19,557.932	14.78	289,066
Qualified X (1.25)	23,362.613	14.67	342,730
Qualified XII (0.00)	1,704.818	16.14	27,516
Qualified XII (0.05)	34,320.700	15.95	547,415
Qualified XII (0.25)	684.505	15.84	10,843
Qualified XII (0.30)	11,807.817	15.78	186,327
Qualified XII (0.35)	7.966	15.72	125
Qualified XII (0.40)	13,176.637	15.66	206,346
Qualified XII (0.50)	143,704.797	15.54	2,233,173
Qualified XII (0.55)	3,322.580	15.48	51,434
Qualified XII (0.60)	1,693.201	15.42	26,109
Qualified XII (0.65)	26,093.739	15.36	400,800
Qualified XII (0.70)	4,766.859	15.30	72,933
Qualified XII (0.75)	27,780.724	15.24	423,378
Qualified XII (0.80)	8,297.611	15.18	125,958
Qualified XII (0.85)	1,366,359.648	15.12	20,659,358
Qualified XII (0.90)	1,618.734	15.06	24,378
Qualified XII (0.95)	26,670.199	15.01	400,320
Qualified XII (1.00)	278,723.279	14.95	4,166,913
Qualified XII (1.05)	4,583.347	14.89	68,246
Qualified XII (1.10)	7,588.804	14.84	112,618
Qualified XII (1.15)	6,074.521	14.78	89,781
Qualified XII (1.20)	4,756.270	14.72	70,012
Qualified XII (1.25)	17,480.292	14.67	256,436
Qualified XII (1.35)	146.597	14.55	2,133
Qualified XII (1.40)	1,512.456	14.50	21,931
Qualified XII (1.45)	249.619	14.44	3,604
Qualified XIII	473.238	15.01	7,103
Qualified XV	913.798	15.01	13,716
Qualified XVI	11,573.930	14.39	166,549

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value Portfolio - Service Class (continued)			
Qualified XVII	3,512.574	$ 14.67	$ 51,529
Qualified XVIII	1,734.909	14.95	25,937
Qualified XXI	7,692.756	15.18	116,776
Qualified XXVI	164.798	15.06	2,482
Qualified XXXII	140.457	13.91	1,954
Qualified XXXVIII	3,910.603	9.52	37,229
Qualified XLIII	155.976	9.42	1,469
Qualified LIV	4,596.015	12.36	56,807
Qualified LVI	10,314.425	12.56	129,549
	2,395,994.904		$ 35,995,403
ING Baron Asset Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP4	443.178	$ 8.72	$ 3,865
ING MAP PLUS NP6	577.349	8.69	5,017
ING MAP PLUS NP8	37,810.972	8.66	327,443
ING MAP PLUS NP9	7,483.890	8.64	64,661
ING MAP PLUS NP10	3,551.140	8.63	30,646
ING MAP PLUS NP11	19,931.167	8.61	171,607
ING MAP PLUS NP13	1,011.251	8.58	8,677
ING MAP PLUS NP14	14,489.008	8.57	124,171
ING MAP PLUS NP15	1,515.004	8.55	12,953
ING MAP PLUS NP17	11,749.539	8.52	100,106
ING MAP PLUS NP18	3,529.592	8.50	30,002
ING MAP PLUS NP19	12,908.074	8.49	109,590
ING MAP PLUS NP20	20,006.211	8.47	169,453
ING MAP PLUS NP21	27,047.241	8.46	228,820
ING MAP PLUS NP22	861.828	8.44	7,274
ING MAP PLUS NP23	16,064.982	8.42	135,267
ING MAP PLUS NP24	7.765	8.41	65
ING MAP PLUS NP26	1,615.911	8.38	13,541
ING MAP PLUS NP27	420.470	8.36	3,515
ING MAP PLUS NP28	13,425.164	8.35	112,100
ING MAP PLUS NP29	3,232.073	8.33	26,923
ING MAP PLUS NP30	3.218	8.32	27
ING MAP PLUS NP32	62.633	8.29	519
ING MAP PLUS NP36	14.948	8.23	123
Qualified VI	68,225.314	8.38	571,728
Qualified XII (0.00)	1.458	8.77	13
Qualified XII (0.40)	3,084.760	8.64	26,652
Qualified XII (0.50)	22,839.521	8.61	196,648
Qualified XII (0.55)	356.240	8.60	3,064
Qualified XII (0.60)	2,086.857	8.58	17,905
Qualified XII (0.65)	8,768.636	8.57	75,147
Qualified XII (0.70)	69.819	8.55	597
Qualified XII (0.75)	3,951.373	8.53	33,705
Qualified XII (0.80)	2,809.616	8.52	23,938
Qualified XII (0.85)	3,615.968	8.50	30,736
Qualified XII (0.90)	761.138	8.49	6,462

Division/Contract	Units	Unit Value	Extended Value
ING Baron Asset Portfolio - Service Class (continued)			
Qualified XII (0.95)	7,141.210	$ 8.47	$ 60,486
Qualified XII (1.00)	17,097.940	8.46	144,649
Qualified XII (1.05)	1,038.559	8.44	8,765
Qualified XII (1.10)	1,913.082	8.42	16,108
Qualified XII (1.15)	286.848	8.41	2,412
Qualified XII (1.20)	1,504.312	8.39	12,621
Qualified XII (1.25)	1,624.414	8.38	13,613
Qualified XII (1.30)	1.638	8.36	14
Qualified XII (1.40)	1,027.768	8.33	8,561
Qualified XII (1.45)	10.345	8.32	86
Qualified XIII	669.050	8.47	5,667
Qualified XV	15.877	8.47	134
Qualified XVI	3,665.663	8.30	30,425
Qualified XXVI	348.890	8.49	2,962
Qualified XXXIV	57.584	7.67	442
Qualified XXXVIII	552.487	7.74	4,276
Qualified LIV	3,695.160	8.56	31,631
Qualified LVI	745.636	8.71	6,494
	355,729.771		$ 3,022,306
ING Baron Small Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	97,226.906	$ 9.74	$ 946,990
ING Baron Small Cap Growth Portfolio - Service Class			
Currently payable annuity contracts:	91,979.425	$ 12.71	$ 1,169,058
Contracts in accumulation period:			
ING Custom Choice 62	658.659	11.90	7,838
ING Custom Choice 65	5,762.619	10.50	60,507
ING MAP PLUS NP1	7,884.945	12.79	100,848
ING MAP PLUS NP4	11,166.425	12.67	141,479
ING MAP PLUS NP5	444.640	12.64	5,620
ING MAP PLUS NP6	2,160.442	12.60	27,222
ING MAP PLUS NP8	43,058.934	12.52	539,098
ING MAP PLUS NP9	28,887.642	12.49	360,807
ING MAP PLUS NP10	1,062.730	12.45	13,231
ING MAP PLUS NP11	21,831.490	12.41	270,929
ING MAP PLUS NP12	5,957.107	12.38	73,749
ING MAP PLUS NP13	9,733.645	12.34	120,113
ING MAP PLUS NP14	29,636.315	12.30	364,527
ING MAP PLUS NP15	57,261.211	12.27	702,595
ING MAP PLUS NP16	181.474	12.23	2,219
ING MAP PLUS NP17	13,246.579	12.20	161,608
ING MAP PLUS NP18	19,885.443	12.16	241,807
ING MAP PLUS NP19	8,067.478	12.12	97,778
ING MAP PLUS NP20	11,228.643	12.09	135,754
ING MAP PLUS NP21	5,484.974	12.05	66,094
ING MAP PLUS NP22	1,961.621	12.02	23,579
ING MAP PLUS NP23	12,115.876	11.98	145,148

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service			
Class (continued)			
ING MAP PLUS NP24	3,537.765	$ 11.95	$ 42,276
ING MAP PLUS NP25	1,414.975	11.91	16,852
ING MAP PLUS NP26	445.955	11.88	5,298
ING MAP PLUS NP27	525.931	11.84	6,227
ING MAP PLUS NP28	17,037.014	11.81	201,207
ING MAP PLUS NP29	548.602	11.77	6,457
ING MAP PLUS NP30	4,804.673	11.74	56,407
ING MAP PLUS NP32	1,230.872	11.67	14,364
ING MAP PLUS NP36	100.374	11.53	1,157
Qualified VI	1,076,817.061	14.17	15,258,498
Qualified X (1.15)	55,457.191	14.28	791,929
Qualified X (1.25)	102,106.164	14.17	1,446,844
Qualified XII (0.00)	6,742.501	15.60	105,183
Qualified XII (0.05)	42,141.716	15.40	648,982
Qualified XII (0.10)	193.932	15.48	3,002
Qualified XII (0.25)	1,926.497	15.30	29,475
Qualified XII (0.30)	42,072.727	15.24	641,188
Qualified XII (0.35)	550.117	15.19	8,356
Qualified XII (0.40)	56,954.649	15.13	861,724
Qualified XII (0.50)	1,413,948.740	15.01	21,223,371
Qualified XII (0.55)	50,735.998	14.95	758,503
Qualified XII (0.60)	34,235.867	14.90	510,114
Qualified XII (0.65)	73,233.770	14.84	1,086,789
Qualified XII (0.70)	33,020.794	14.78	488,047
Qualified XII (0.75)	183,224.870	14.73	2,698,902
Qualified XII (0.80)	71,145.714	14.67	1,043,708
Qualified XII (0.85)	1,172,882.211	14.61	17,135,809
Qualified XII (0.90)	26,624.368	14.56	387,651
Qualified XII (0.95)	148,266.077	14.50	2,149,858
Qualified XII (1.00)	631,247.209	14.45	9,121,522
Qualified XII (1.05)	19,259.500	14.39	277,144
Qualified XII (1.10)	30,477.683	14.33	436,745
Qualified XII (1.15)	43,568.789	14.28	622,162
Qualified XII (1.20)	13,308.546	14.22	189,248
Qualified XII (1.25)	56,618.357	14.17	802,282
Qualified XII (1.30)	598.126	14.12	8,446
Qualified XII (1.35)	1,595.186	14.06	22,428
Qualified XII (1.40)	7,461.707	14.01	104,539
Qualified XII (1.45)	932.346	13.95	13,006
Qualified XII (1.50)	30.811	13.90	428
Qualified XIII	1,010.741	14.50	14,656
Qualified XV	608.240	14.50	8,819
Qualified XVI	31,395.627	13.90	436,399
Qualified XVII	3,058.979	14.17	43,346
Qualified XVIII	1,535.300	14.45	22,185
Qualified XXI	21,025.481	14.67	308,444
Qualified XXVI	563.095	14.56	8,199
Qualified XXVII	658,112.732	16.37	10,773,305

Division/Contract	Units	Unit Value		Extended Value	
ING Baron Small Cap Growth Portfolio - Service Class (continued)					
Qualified XXVIII	461,546.926	$	7.73	$	3,567,758
Qualified XXXII	252.378		12.66		3,195
Qualified XXXIII (0.65)	25,034.714		15.08		377,523
Qualified XXXIV	199.146		7.61		1,516
Qualified XXXVIII	4,528.930		7.68		34,782
Qualified XLIII	1,094.047		7.60		8,315
Qualified LIV	32,265.484		10.39		335,238
Qualified LVI	29,806.511		10.57		315,055
	7,088,722.033			$	100,316,471
ING Columbia Small Cap Value Portfolio - Adviser Class					
Contracts in accumulation period:					
Qualified XXXV	2,673.690	$	7.71	$	20,614
ING Columbia Small Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
ING MAP PLUS NP11	2,041.122	$	8.44	$	17,227
ING MAP PLUS NP14	508.954		8.39		4,270
ING MAP PLUS NP18	3,082.273		8.33		25,675
ING MAP PLUS NP19	1,641.268		8.31		13,639
ING MAP PLUS NP23	7.377		8.25		61
ING MAP PLUS NP24	3.768		8.24		31
ING MAP PLUS NP28	92.007		8.18		753
Qualified V	756.118		8.16		6,170
Qualified VI	67,920.577		8.21		557,628
Qualified XII (0.00)	86.987		8.59		747
Qualified XII (0.30)	190.406		8.50		1,618
Qualified XII (0.40)	4,030.803		8.47		34,141
Qualified XII (0.50)	4,506.743		8.44		38,037
Qualified XII (0.55)	5,608.677		8.42		47,225
Qualified XII (0.60)	62.634		8.41		527
Qualified XII (0.65)	1,752.930		8.39		14,707
Qualified XII (0.70)	3,998.023		8.37		33,463
Qualified XII (0.75)	16,986.298		8.36		142,005
Qualified XII (0.80)	106.056		8.34		885
Qualified XII (0.85)	8,131.107		8.33		67,732
Qualified XII (0.90)	3,126.673		8.31		25,983
Qualified XII (0.95)	7,321.440		8.30		60,768
Qualified XII (1.00)	19,340.866		8.28		160,142
Qualified XII (1.05)	722.799		8.27		5,978
Qualified XII (1.10)	323.004		8.25		2,665
Qualified XII (1.15)	7,737.808		8.24		63,760
Qualified XII (1.20)	2,004.695		8.22		16,479
Qualified XII (1.25)	6,389.492		8.21		52,458
Qualified XII (1.30)	31.499		8.19		258
Qualified XII (1.35)	208.560		8.18		1,706
Qualified XII (1.40)	267.653		8.16		2,184
Qualified XVI	1,783.921		8.13		14,503
Qualified LIV	1,730.974		8.39		14,523
Qualified LVI	1,498.210		8.53		12,780
	174,001.722			$	1,440,728

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Currently payable annuity contracts:	31,134.316	$ 10.50	$ 326,910
Contracts in accumulation period:			
ING Custom Choice 62	44.965	10.18	458
ING Custom Choice 65	761.310	10.38	7,902
ING MAP PLUS NP5	13,738.972	10.21	140,275
ING MAP PLUS NP8	40,665.498	10.12	411,535
ING MAP PLUS NP11	5,360.055	10.03	53,761
ING MAP PLUS NP13	1,286.727	9.97	12,829
ING MAP PLUS NP14	11,741.877	9.94	116,714
ING MAP PLUS NP15	4,873.197	9.91	48,293
ING MAP PLUS NP17	6,449.275	9.86	63,590
ING MAP PLUS NP18	470.897	9.83	4,629
ING MAP PLUS NP19	1,051.063	9.80	10,300
ING MAP PLUS NP21	818.925	9.74	7,976
ING MAP PLUS NP22	2,548.059	9.71	24,742
ING MAP PLUS NP23	2,446.385	9.68	23,681
ING MAP PLUS NP24	36.419	9.65	351
ING MAP PLUS NP28	1,043.771	9.54	9,958
ING MAP PLUS NP29	3,276.819	9.51	31,163
ING MAP PLUS NP30	955.591	9.48	9,059
Qualified VI	257,395.574	16.39	4,218,713
Qualified X (1.15)	18,467.660	10.63	196,311
Qualified X (1.25)	28,797.850	10.30	296,618
Qualified XII (0.00)	645.009	18.15	11,707
Qualified XII (0.25)	766.795	17.78	13,634
Qualified XII (0.30)	7,514.915	17.71	133,089
Qualified XII (0.35)	5.808	17.64	102
Qualified XII (0.40)	13,573.593	17.56	238,352
Qualified XII (0.50)	71,562.403	17.42	1,246,617
Qualified XII (0.55)	5,922.421	17.35	102,754
Qualified XII (0.60)	7,026.937	17.28	121,425
Qualified XII (0.65)	26,069.494	17.21	448,656
Qualified XII (0.70)	5,872.354	17.14	100,652
Qualified XII (0.75)	24,340.201	17.07	415,487
Qualified XII (0.80)	13,197.965	17.00	224,365
Qualified XII (0.85)	22,577.084	16.93	382,230
Qualified XII (0.90)	2,291.751	16.86	38,639
Qualified XII (0.95)	38,405.958	16.80	645,220
Qualified XII (1.00)	98,158.818	16.73	1,642,197
Qualified XII (1.05)	3,999.115	16.66	66,625
Qualified XII (1.10)	7,227.385	16.59	119,902
Qualified XII (1.15)	4,110.172	16.52	67,900
Qualified XII (1.20)	3,390.235	16.46	55,803
Qualified XII (1.25)	16,216.428	16.39	265,787
Qualified XII (1.30)	285.737	16.32	4,663
Qualified XII (1.35)	205.554	16.26	3,342
Qualified XII (1.40)	816.986	16.19	13,227
Qualified XII (1.45)	130.527	16.12	2,104

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class (continued)			
Qualified XIII	760.083	$ 16.80	$ 12,769
Qualified XV	4,135.707	16.80	69,480
Qualified XVI	6,218.691	16.06	99,872
Qualified XVII	1,277.861	16.39	20,944
Qualified XVIII	1,864.309	10.76	20,060
Qualified XXVI	655.388	16.86	11,050
Qualified XXXII	507.605	10.36	5,259
Qualified XXXIV	2,040.562	7.77	15,855
Qualified XXXVIII	3,941.372	7.84	30,900
Qualified XLIII	736.492	7.76	5,715
Qualified LIV	2,627.171	10.27	26,981
Qualified LVI	7,808.830	10.44	81,524
	840,252.921		$ 12,780,656
ING Fidelity® VIP Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	250.086	$ 10.38	$ 2,596
Qualified XII (0.50)	965,420.140	10.20	9,847,285
	965,670.226		$ 9,849,881
ING Index Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	1,769.637	$ 9.22	$ 16,316
ING MAP PLUS NP13	247.507	9.19	2,275
ING MAP PLUS NP14	3,842.873	9.18	35,278
ING MAP PLUS NP17	3,017.619	9.16	27,641
ING MAP PLUS NP21	2,558.388	9.13	23,358
ING MAP PLUS NP22	396.138	9.12	3,613
ING MAP PLUS NP26	230.054	9.09	2,091
ING MAP PLUS NP27	1,590.057	9.09	14,454
ING MAP PLUS NP28	5,457.896	9.08	49,558
ING MAP PLUS NP30	97.184	9.06	880
ING MAP PLUS NP32	183.125	9.05	1,657
	19,390.478		$ 177,121
ING Index Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	1,660.930	$ 8.69	$ 14,433
ING MAP PLUS NP13	7,913.163	8.66	68,528
ING MAP PLUS NP14	13,340.727	8.65	115,397
ING MAP PLUS NP15	16,647.295	8.65	143,999
ING MAP PLUS NP17	10,938.993	8.63	94,404
ING MAP PLUS NP21	8,282.877	8.60	71,233
ING MAP PLUS NP27	4,014.072	8.56	34,360
ING MAP PLUS NP28	14,584.310	8.55	124,696
	77,382.367		$ 667,050

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	258.581	$ 8.44	$ 2,182
ING MAP PLUS NP9	1,254.331	8.40	10,536
ING MAP PLUS NP13	4,960.891	8.38	41,572
ING MAP PLUS NP14	6,368.631	8.37	53,305
ING MAP PLUS NP15	3,517.837	8.36	29,409
ING MAP PLUS NP17	10,738.255	8.35	89,664
ING MAP PLUS NP21	3,623.868	8.32	30,151
ING MAP PLUS NP26	92.902	8.29	770
ING MAP PLUS NP27	35.809	8.28	296
ING MAP PLUS NP28	11,077.936	8.27	91,615
	41,929.041		$ 349,500
ING Index Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	652.560	$ 8.15	$ 5,318
ING MAP PLUS NP9	1,372.782	8.11	11,133
ING MAP PLUS NP13	4,301.541	8.09	34,799
ING MAP PLUS NP14	66.660	8.08	539
ING MAP PLUS NP15	3,828.803	8.07	30,898
ING MAP PLUS NP17	3,342.703	8.06	26,942
ING MAP PLUS NP21	1,793.653	8.03	14,403
ING MAP PLUS NP26	160.756	8.00	1,286
ING MAP PLUS NP27	24.810	7.99	198
ING MAP PLUS NP28	1,640.315	7.99	13,106
ING MAP PLUS NP32	277.970	7.96	2,213
	17,462.553		$ 140,835
ING Index Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	176.195	$ 9.90	$ 1,744
ING MAP PLUS NP9	211.322	9.86	2,084
ING MAP PLUS NP13	1,741.429	9.82	17,101
ING MAP PLUS NP17	3,598.502	9.79	35,229
ING MAP PLUS NP21	242.758	9.76	2,369
ING MAP PLUS NP28	17.899	9.70	174
ING MAP PLUS NP30	0.770	9.69	7
	5,988.875		$ 58,708
ING JPMorgan Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	28,910.299	$ 10.09	$ 291,705
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	60,325.965	$ 12.63	$ 761,917
Contracts in accumulation period:			
ING Custom Choice 62	256.562	11.96	3,068
ING MAP PLUS NP1	7,815.919	12.82	100,200
ING MAP PLUS NP8	4,182.657	12.56	52,534
ING MAP PLUS NP9	1,905.321	12.52	23,855

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
ING MAP PLUS NP10	16,193.502	$ 12.49	$ 202,257
ING MAP PLUS NP11	3,913.799	12.45	48,727
ING MAP PLUS NP12	51.283	12.41	636
ING MAP PLUS NP13	1,135.667	12.38	14,060
ING MAP PLUS NP14	13,638.217	12.34	168,296
ING MAP PLUS NP15	14,079.951	12.30	173,183
ING MAP PLUS NP17	7,270.933	12.23	88,924
ING MAP PLUS NP19	2,287.102	12.16	27,811
ING MAP PLUS NP20	1,058.906	12.12	12,834
ING MAP PLUS NP21	3,466.315	12.09	41,908
ING MAP PLUS NP22	715.291	12.05	8,619
ING MAP PLUS NP23	8,684.314	12.02	104,385
ING MAP PLUS NP24	1,376.816	11.98	16,494
ING MAP PLUS NP25	609.074	11.95	7,278
ING MAP PLUS NP26	48.563	11.91	578
ING MAP PLUS NP28	9,048.229	11.84	107,131
ING MAP PLUS NP29	81.875	11.81	967
ING MAP PLUS NP30	115.577	11.77	1,360
ING MAP PLUS NP32	130.743	11.70	1,530
Qualified VI	577,336.808	14.34	8,279,010
Qualified VIII	388.166	14.33	5,562
Qualified X (1.15)	39,921.886	14.45	576,871
Qualified X (1.25)	115,321.054	14.34	1,653,704
Qualified XII (0.00)	665.054	15.78	10,495
Qualified XII (0.05)	36,952.063	15.60	576,452
Qualified XII (0.10)	141.358	15.66	2,214
Qualified XII (0.25)	1,870.019	15.48	28,948
Qualified XII (0.30)	10,554.138	15.42	162,745
Qualified XII (0.35)	1,231.789	15.37	18,933
Qualified XII (0.40)	17,116.519	15.31	262,054
Qualified XII (0.50)	41,637.990	15.19	632,481
Qualified XII (0.55)	24,186.129	15.13	365,936
Qualified XII (0.60)	13,296.030	15.07	200,371
Qualified XII (0.65)	29,058.746	15.01	436,172
Qualified XII (0.70)	18,430.916	14.96	275,727
Qualified XII (0.75)	101,951.842	14.90	1,519,082
Qualified XII (0.80)	11,487.507	14.84	170,475
Qualified XII (0.85)	58,393.569	14.79	863,641
Qualified XII (0.90)	16,714.356	14.73	246,202
Qualified XII (0.95)	115,804.206	14.67	1,698,848
Qualified XII (1.00)	303,114.571	14.62	4,431,535
Qualified XII (1.05)	3,986.240	14.56	58,040
Qualified XII (1.10)	24,186.077	14.50	350,698
Qualified XII (1.15)	10,444.806	14.45	150,927
Qualified XII (1.20)	6,925.688	14.39	99,661
Qualified XII (1.25)	19,311.728	14.34	276,930
Qualified XII (1.35)	132.171	14.23	1,881
Qualified XII (1.40)	3,392.971	14.17	48,078
Qualified XII (1.45)	751.019	14.12	10,604

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
Qualified XII (1.50)	1.151	$ 14.07	$ 16
Qualified XIII	1,032.286	14.67	15,144
Qualified XV	2,035.213	14.67	29,857
Qualified XVI	14,719.650	14.07	207,105
Qualified XVIII	677.324	14.62	9,902
Qualified XXI	8,382.583	14.84	124,398
Qualified XXVI	88.832	14.73	1,308
Qualified XXXII	1,191.653	12.47	14,860
Qualified XXXIV	947.931	8.13	7,707
Qualified XXXVIII	4,473.781	8.21	36,730
Qualified XLIII	516.757	8.12	4,196
Qualified LIV	52,839.795	10.71	565,914
Qualified LVI	13,716.819	10.89	149,376
	1,863,721.772		$ 26,549,342
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	12,692.695	$ 8.62	$ 109,411
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	11,387.563	$10.54 to $12.77	$ 134,497
Contracts in accumulation period:			
ING Custom Choice 65	17,244.730	10.32	177,966
Qualified V	2,724.146	12.50	34,052
Qualified VI	2,952,557.020	12.77	37,704,153
Qualified VIII	4,349.939	13.37	58,159
Qualified X (1.15)	309,314.101	12.98	4,014,897
Qualified X (1.25)	119,699.154	12.77	1,528,558
Qualified XII (0.00)	12,984.950	8.46	109,853
Qualified XII (0.05)	52,335.683	14.19	742,643
Qualified XII (0.10)	50.280	8.36	420
Qualified XII (0.20)	21,864.533	8.27	180,820
Qualified XII (0.25)	7,179.911	8.22	59,019
Qualified XII (0.30)	63,439.420	8.17	518,300
Qualified XII (0.35)	14,119.357	8.12	114,649
Qualified XII (0.40)	33,774.238	9.37	316,465
Qualified XII (0.45)	854.207	8.03	6,859
Qualified XII (0.50)	228,027.990	7.87	1,794,580
Qualified XII (0.55)	123,606.812	7.94	981,438
Qualified XII (0.60)	39,630.894	7.89	312,688
Qualified XII (0.65)	342,706.408	7.84	2,686,818
Qualified XII (0.70)	236,947.062	7.80	1,848,187
Qualified XII (0.75)	243,576.929	7.75	1,887,721
Qualified XII (0.80)	458,410.180	8.32	3,813,973
Qualified XII (0.85)	593,113.875	8.94	5,302,438
Qualified XII (0.90)	33,623.440	7.96	267,643
Qualified XII (0.95)	426,290.649	8.82	3,759,884
Qualified XII (1.00)	1,246,720.771	8.76	10,921,274
Qualified XII (1.05)	84,347.367	8.70	733,822

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth			
Portfolio - Initial Class (continued)			
Qualified XII (1.10)	100,982.561	$ 8.64	$ 872,489
Qualified XII (1.15)	86,789.692	8.58	744,656
Qualified XII (1.20)	21,073.140	8.52	179,543
Qualified XII (1.25)	39,780.307	8.46	336,541
Qualified XII (1.30)	840.571	8.41	7,069
Qualified XII (1.35)	1,718.553	8.35	14,350
Qualified XII (1.40)	22,009.496	8.29	182,459
Qualified XII (1.45)	1,409.269	8.24	11,612
Qualified XII (1.50)	9,090.718	8.18	74,362
Qualified XV	10,089.903	13.28	133,994
Qualified XVI	62,520.947	12.37	773,384
Qualified XVII	1,981.607	12.77	25,305
Qualified XVIII	5,532.529	12.77	70,650
Qualified XXVI	5,428.844	13.19	71,606
Qualified XXVII	1,074,666.612	13.18	14,164,106
Qualified XXVIII	197,527.027	13.15	2,597,480
Qualified XXXII	8,306.601	10.42	86,555
Qualified XXXIV	21,968.675	7.69	168,939
Qualified XXXVI	36,775.247	9.31	342,378
Qualified XXXVIII	84,880.847	7.76	658,675
Qualified XLIII	4,921.499	7.68	37,797
Qualified LIV	24,349.467	10.21	248,608
Qualified LVI	107,303.664	10.38	1,113,812
	9,610,829.385		$ 102,928,146
ING Legg Mason Partners Aggressive Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	1,330.329	$ 9.98	$ 13,277
ING MAP PLUS NP3	630.870	9.92	6,258
ING MAP PLUS NP14	7,816.511	9.60	75,039
ING MAP PLUS NP17	5,551.697	9.52	52,852
ING MAP PLUS NP22	121.414	9.38	1,139
ING MAP PLUS NP26	238.019	9.27	2,206
	15,688.840		$ 150,771
ING Oppenheimer Global Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	36,142.352	$ 10.61	$ 383,470
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	236,663.465	$11.46 to $11.76	$ 2,776,375
Contracts in accumulation period:			
ING Custom Choice 62	6,394.729	11.61	74,243
ING Custom Choice 65	41,022.318	12.41	509,087
ING MAP PLUS NP1	12,820.147	12.21	156,534
ING MAP PLUS NP3	455.194	12.15	5,531
ING MAP PLUS NP8	5,006.981	12.01	60,134
ING MAP PLUS NP10	21,130.855	11.95	252,514
ING MAP PLUS NP11	26,411.809	11.92	314,829
ING MAP PLUS NP12	4,525.061	11.89	53,803

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
ING MAP PLUS NP13	13,398.616	$ 11.86	$ 158,908
ING MAP PLUS NP14	12,491.692	11.83	147,777
ING MAP PLUS NP15	42,752.660	11.80	504,481
ING MAP PLUS NP16	1,332.634	11.77	15,685
ING MAP PLUS NP17	20,236.456	11.74	237,576
ING MAP PLUS NP18	15,433.568	11.72	180,881
ING MAP PLUS NP19	10,694.539	11.69	125,019
ING MAP PLUS NP20	414.691	11.66	4,835
ING MAP PLUS NP21	7,637.646	11.63	88,826
ING MAP PLUS NP22	1,439.734	11.60	16,701
ING MAP PLUS NP24	13,687.937	11.55	158,096
ING MAP PLUS NP25	495.273	11.52	5,706
ING MAP PLUS NP26	2,755.203	11.49	31,657
ING MAP PLUS NP27	461.353	11.46	5,287
ING MAP PLUS NP28	6,662.210	11.43	76,149
ING MAP PLUS NP29	8,897.011	11.40	101,426
ING MAP PLUS NP30	5,599.549	11.38	63,723
ING MAP PLUS NP32	433.727	11.32	4,910
ING MAP PLUS NP35	1,345.717	11.24	15,126
Qualified V	2,118.414	11.52	24,404
Qualified VI	13,546,872.985	11.61	157,279,195
Qualified VIII	12,630.775	11.60	146,517
Qualified X (1.15)	839,688.672	11.66	9,790,770
Qualified X (1.25)	1,036,917.644	11.61	12,038,614
Qualified XII (0.00)	63,263.138	12.85	812,931
Qualified XII (0.05)	450,105.535	12.86	5,788,357
Qualified XII (0.05)	82,996.468	12.86	1,067,335
Qualified XII (0.10)	419.164	12.28	5,147
Qualified XII (0.20)	110,410.341	12.68	1,400,003
Qualified XII (0.25)	18,564.961	12.66	235,032
Qualified XII (0.30)	748,437.447	12.16	9,100,999
Qualified XII (0.35)	48,674.369	12.13	590,420
Qualified XII (0.40)	214,529.633	12.55	2,692,347
Qualified XII (0.45)	1,975.463	12.07	23,844
Qualified XII (0.50)	1,325,428.185	12.55	16,634,124
Qualified XII (0.55)	329,299.730	12.43	4,093,196
Qualified XII (0.60)	403,741.296	11.98	4,836,821
Qualified XII (0.65)	1,476,235.697	11.95	17,641,017
Qualified XII (0.70)	515,306.717	11.92	6,142,456
Qualified XII (0.75)	1,132,253.751	12.27	13,892,754
Qualified XII (0.80)	1,762,157.785	12.36	21,780,270
Qualified XII (0.85)	1,381,472.016	12.34	17,047,365
Qualified XII (0.90)	154,654.808	12.29	1,900,708
Qualified XII (0.95)	1,783,716.160	11.78	21,012,176
Qualified XII (1.00)	4,708,925.397	12.25	57,684,336
Qualified XII (1.05)	264,765.526	11.72	3,103,052
Qualified XII (1.10)	433,687.394	12.18	5,282,312
Qualified XII (1.15)	348,808.556	12.14	4,234,536
Qualified XII (1.20)	140,809.631	12.09	1,702,388

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
Qualified XII (1.25)	363,925.551	$ 12.08	$ 4,396,221
Qualified XII (1.30)	10,090.973	12.04	121,495
Qualified XII (1.35)	12,915.423	11.55	149,173
Qualified XII (1.40)	63,114.453	11.52	727,078
Qualified XII (1.45)	17,633.194	11.49	202,605
Qualified XII (1.50)	23,131.849	11.47	265,322
Qualified XIII	507.193	11.78	5,975
Qualified XV	87,308.231	11.78	1,028,491
Qualified XVI	346,066.988	11.47	3,969,388
Qualified XVII	36,404.806	11.61	422,660
Qualified XVIII	51,087.897	11.61	593,130
Qualified XXII	1,816.503	12.07	21,925
Qualified XXVI	28,258.384	11.81	333,732
Qualified XXVII	7,607,082.140	11.73	89,231,074
Qualified XXVIII	2,735,615.158	11.74	32,116,122
Qualified XXXII	36,078.173	11.61	418,868
Qualified XXXIII (0.65)	50,514.972	11.95	603,654
Qualified XXXIV	37,239.982	7.96	296,430
Qualified XXXVI	71,028.315	12.01	853,050
Qualified XXXVIII	328,746.397	8.04	2,643,121
Qualified XLIII	27,739.028	7.95	220,525
Qualified LIV	139,273.196	12.27	1,708,882
Qualified LVI	427,438.744	12.48	5,334,436
	46,362,485.983		$ 549,792,602
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.714	$ 13.58	$ 10
Qualified XII (1.00)	35,099.365	13.84	485,775
	35,100.079		$ 485,785
ING Oppenheimer Strategic Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	20,135.058	$ 11.87	$ 239,003
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	489,153.626	$11.28 to $11.83	$ 5,780,345
Contracts in accumulation period:			
ING Custom Choice 65	5,963.746	12.15	72,460
Qualified V	2,340.363	11.44	26,774
Qualified VI	2,830,785.330	11.53	32,638,955
Qualified VIII	2,132.701	11.53	24,590
Qualified X (1.15)	153,233.097	11.59	1,775,972
Qualified X (1.25)	214,717.990	11.53	2,475,698
Qualified XII (0.00)	12,133.898	12.26	148,762
Qualified XII (0.05)	155,271.388	12.40	1,925,365
Qualified XII (0.20)	26,666.708	12.14	323,734
Qualified XII (0.25)	4,909.841	12.11	59,458

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Initial Class (continued)			
Qualified XII (0.30)	245,721.929	$ 12.08	$ 2,968,321
Qualified XII (0.35)	3,456.695	12.18	42,103
Qualified XII (0.40)	121,301.487	12.02	1,458,044
Qualified XII (0.45)	10.657	11.99	128
Qualified XII (0.50)	579,986.849	12.10	7,017,841
Qualified XII (0.55)	75,933.794	12.06	915,762
Qualified XII (0.60)	77,956.369	12.02	937,036
Qualified XII (0.65)	419,707.869	11.88	4,986,129
Qualified XII (0.70)	145,462.170	11.85	1,723,727
Qualified XII (0.75)	339,095.102	11.92	4,042,014
Qualified XII (0.80)	433,939.233	11.92	5,172,556
Qualified XII (0.85)	452,813.865	11.89	5,383,957
Qualified XII (0.90)	67,603.559	11.86	801,778
Qualified XII (0.95)	532,417.738	11.70	6,229,288
Qualified XII (1.00)	1,438,469.021	11.80	16,973,934
Qualified XII (1.05)	84,120.336	11.65	980,002
Qualified XII (1.10)	116,248.158	11.62	1,350,804
Qualified XII (1.15)	47,964.574	11.70	561,186
Qualified XII (1.20)	64,382.817	11.56	744,265
Qualified XII (1.25)	166,621.030	11.64	1,939,469
Qualified XII (1.30)	9,467.109	11.61	109,913
Qualified XII (1.35)	1,431.876	11.63	16,653
Qualified XII (1.40)	36,007.060	11.45	412,281
Qualified XII (1.45)	9,210.078	11.42	105,179
Qualified XII (1.50)	1,304.454	11.39	14,858
Qualified XIII	4,120.878	11.70	48,214
Qualified XV	14,259.978	11.70	166,842
Qualified XVI	86,140.140	11.39	981,136
Qualified XVII	16,990.790	11.53	195,904
Qualified XVIII	9,735.023	11.53	112,245
Qualified XXI	27,838.137	11.79	328,212
Qualified XXVI	4,927.888	11.73	57,804
Qualified XXVII	1,046,131.425	11.81	12,354,812
Qualified XXVIII	410,735.464	11.82	4,854,893
Qualified XXXII	4,194.931	11.53	48,368
Qualified XXXIII (0.65)	49,818.088	11.88	591,839
Qualified XXXIV	25,468.968	10.27	261,566
Qualified XXXVI	10,192.909	11.93	121,601
Qualified XXXVIII	46,923.126	10.37	486,593
Qualified XLIII	1,785.888	10.26	18,323
Qualified LIV	75,277.165	12.02	904,832
Qualified LVI	103,329.058	12.22	1,262,681
	11,305,812.373		$ 132,935,206

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Service Class			
Currently payable annuity contracts:	1,059.986	$ 11.36	$ 12,041
Contracts in accumulation period:			
ING MAP PLUS NP8	18,470.977	10.56	195,054
ING MAP PLUS NP9	3,016.175	10.55	31,821
ING MAP PLUS NP11	10,868.769	10.52	114,339
ING MAP PLUS NP12	4,262.549	10.50	44,757
ING MAP PLUS NP13	7,293.900	10.49	76,513
ING MAP PLUS NP16	1,604.032	10.45	16,762
ING MAP PLUS NP18	2,247.768	10.42	23,422
ING MAP PLUS NP23	2,501.156	10.35	25,887
ING MAP PLUS NP27	1,424.651	10.30	14,674
ING MAP PLUS NP28	3,037.301	10.28	31,223
ING MAP PLUS NP30	2,148.180	10.25	22,019
	57,935.444		$ 608,512
ING PIMCO Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	95,664.481	$ 12.70	$ 1,214,939
ING PIMCO Total Return Portfolio - Service Class			
Currently payable annuity contracts:	664,972.058	$12.10 to $13.02	$ 8,648,365
Contracts in accumulation period:			
ING Custom Choice 62	3,412.253	12.79	43,643
ING Custom Choice 65	8,191.237	12.78	104,684
ING MAP PLUS NP1	151,147.496	13.51	2,042,003
ING MAP PLUS NP4	29,239.881	13.39	391,522
ING MAP PLUS NP6	50,540.530	13.31	672,694
ING MAP PLUS NP8	35,498.048	13.23	469,639
ING MAP PLUS NP9	46,977.881	13.19	619,638
ING MAP PLUS NP10	27,386.243	13.15	360,129
ING MAP PLUS NP11	55,898.879	13.11	732,834
ING MAP PLUS NP12	2,106.961	13.07	27,538
ING MAP PLUS NP13	23,767.567	13.04	309,929
ING MAP PLUS NP14	20,435.528	13.00	265,662
ING MAP PLUS NP15	58,741.481	12.96	761,290
ING MAP PLUS NP17	12,959.002	12.88	166,912
ING MAP PLUS NP18	39,093.712	12.85	502,354
ING MAP PLUS NP19	15,915.360	12.81	203,876
ING MAP PLUS NP20	20,503.810	12.77	261,834
ING MAP PLUS NP21	25,393.364	12.73	323,258
ING MAP PLUS NP22	9,983.123	12.69	126,686
ING MAP PLUS NP23	14,757.809	12.66	186,834
ING MAP PLUS NP24	1,307.282	12.62	16,498
ING MAP PLUS NP25	418.918	12.58	5,270
ING MAP PLUS NP26	7,898.665	12.55	99,128
ING MAP PLUS NP27	662.812	12.51	8,292
ING MAP PLUS NP28	36,992.701	12.47	461,299
ING MAP PLUS NP29	4,781.591	12.43	59,435
ING MAP PLUS NP30	2,883.179	12.40	35,751

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class (continued)			
ING MAP PLUS NP35	3,202.752	$ 12.22	$ 39,138
ING MAP PLUS NP36	1,024.447	12.18	12,478
Qualified VI	2,520,926.310	13.92	35,091,294
Qualified VIII	689.342	13.91	9,589
Qualified X (1.15)	71,650.491	14.02	1,004,540
Qualified X (1.25)	213,158.170	13.92	2,967,162
Qualified XII (0.00)	33,405.550	15.32	511,773
Qualified XII (0.25)	2,582.933	15.03	38,821
Qualified XII (0.30)	164,363.384	14.97	2,460,520
Qualified XII (0.35)	1,328.470	14.91	19,807
Qualified XII (0.40)	392,370.397	14.85	5,826,700
Qualified XII (0.50)	112,064.153	14.74	1,651,826
Qualified XII (0.55)	166,168.435	14.68	2,439,353
Qualified XII (0.60)	96,815.216	14.63	1,416,407
Qualified XII (0.65)	266,776.301	14.57	3,886,931
Qualified XII (0.70)	100,325.384	14.52	1,456,725
Qualified XII (0.75)	397,514.078	14.46	5,748,054
Qualified XII (0.80)	165,024.310	14.41	2,378,000
Qualified XII (0.85)	397,029.533	14.35	5,697,374
Qualified XII (0.90)	42,174.706	14.29	602,677
Qualified XII (0.95)	560,536.683	14.24	7,982,042
Qualified XII (1.00)	1,618,247.655	14.19	22,962,934
Qualified XII (1.05)	59,174.714	14.13	836,139
Qualified XII (1.10)	85,705.757	14.08	1,206,737
Qualified XII (1.15)	55,340.996	14.02	775,881
Qualified XII (1.20)	25,607.419	13.97	357,736
Qualified XII (1.25)	192,985.875	13.92	2,686,363
Qualified XII (1.30)	1,628.067	13.86	22,565
Qualified XII (1.35)	8,359.741	13.81	115,448
Qualified XII (1.40)	23,490.991	13.76	323,236
Qualified XII (1.45)	14,065.291	13.70	192,694
Qualified XII (1.50)	6,207.527	13.65	84,733
Qualified XIII	1,876.471	14.24	26,721
Qualified XV	15,193.919	14.24	216,361
Qualified XVI	86,083.739	13.65	1,175,043
Qualified XVII	1,971.936	13.92	27,449
Qualified XVIII	3,548.051	14.19	50,347
Qualified XXI	18,965.598	14.41	273,294
Qualified XXVI	4,179.050	14.29	59,719
Qualified XXVII	1,831,519.487	13.00	23,809,753
Qualified XXVIII	1,205,593.950	14.20	17,119,434
Qualified XXXII	1,201.460	12.66	15,210
Qualified XXXIII (0.65)	32,023.433	14.81	474,267
Qualified XXXIV	4,953.541	11.38	56,371
Qualified XXXVIII	61,745.215	11.48	708,835
Qualified XLIII	1,158.840	11.37	13,176
Qualified LIV	129,222.681	12.64	1,633,375
Qualified LVI	62,976.673	12.85	809,250
	12,634,026.493		$ 175,181,279

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class			
Currently payable annuity contracts:	83,898.549	$12.42 to $12.89	$ 1,079,959
Contracts in accumulation period:			
ING Custom Choice 62	285.750	12.75	3,643
ING Custom Choice 65	1,025.302	13.18	13,513
Qualified V	2,143.378	12.68	27,178
Qualified VI	279,129.845	12.75	3,558,906
Qualified X (1.15)	3,846.356	12.80	49,233
Qualified X (1.25)	34,905.278	12.75	445,042
Qualified XII (0.00)	12,890.976	13.35	172,095
Qualified XII (0.25)	788.201	13.23	10,428
Qualified XII (0.30)	5,092.680	13.21	67,274
Qualified XII (0.35)	903.815	13.18	11,912
Qualified XII (0.40)	18,606.733	13.16	244,865
Qualified XII (0.50)	198,272.332	13.11	2,599,350
Qualified XII (0.55)	7,794.242	13.09	102,027
Qualified XII (0.60)	1,437.499	13.06	18,774
Qualified XII (0.65)	21,993.828	13.04	286,800
Qualified XII (0.70)	9,065.818	13.01	117,946
Qualified XII (0.75)	19,797.661	12.99	257,172
Qualified XII (0.80)	6,532.839	12.97	84,731
Qualified XII (0.85)	37,648.760	12.94	487,175
Qualified XII (0.90)	823.786	12.92	10,643
Qualified XII (0.95)	68,839.067	12.89	887,336
Qualified XII (1.00)	137,394.685	12.87	1,768,270
Qualified XII (1.05)	2,847.035	12.85	36,584
Qualified XII (1.10)	9,253.622	12.82	118,631
Qualified XII (1.15)	2,331.482	12.80	29,843
Qualified XII (1.20)	3,515.208	12.78	44,924
Qualified XII (1.25)	15,216.769	12.75	194,014
Qualified XII (1.30)	32.359	12.73	412
Qualified XII (1.35)	536.207	12.71	6,815
Qualified XII (1.40)	9,301.054	12.68	117,937
Qualified XII (1.45)	114.567	12.66	1,450
Qualified XV	1,846.413	12.89	23,800
Qualified XVI	4,065.911	12.64	51,393
Qualified XVII	190.668	12.75	2,431
Qualified XVIII	17,000.259	12.87	218,793
Qualified XXVI	916.708	12.92	11,844
Qualified XXXII	833.733	12.75	10,630
Qualified XXXIV	700.062	11.52	8,065
Qualified XXXVIII	6,906.786	11.62	80,257
Qualified XLIII	0.435	11.50	5
Qualified LIV	8,558.623	13.03	111,519
Qualified LVI	10,132.635	13.25	134,257
	1,047,417.916		$ 13,507,876

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	429.415	$ 13.06	$ 5,608
ING MAP PLUS NP11	57.674	12.99	749
ING MAP PLUS NP15	963.957	12.89	12,425
ING MAP PLUS NP16	85.615	12.87	1,102
ING MAP PLUS NP17	1,677.508	12.85	21,556
ING MAP PLUS NP22	1,064.196	12.73	13,547
ING MAP PLUS NP26	1,355.368	12.64	17,132
ING MAP PLUS NP28	1,779.876	12.59	22,409
ING MAP PLUS NP29	6,844.863	12.57	86,040
	14,258.472		$ 180,568
ING Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	158,073.362	$ 11.03	$ 1,743,549
ING MAP PLUS NP3	3,896.473	10.98	42,783
ING MAP PLUS NP4	544.231	10.96	5,965
ING MAP PLUS NP5	51,884.906	10.93	567,102
ING MAP PLUS NP6	12,831.504	10.91	139,992
ING MAP PLUS NP8	122,509.571	10.86	1,330,454
ING MAP PLUS NP9	10,643.098	10.83	115,265
ING MAP PLUS NP10	241,682.733	10.80	2,610,174
ING MAP PLUS NP11	81,557.190	10.78	879,187
ING MAP PLUS NP12	70,944.973	10.75	762,658
ING MAP PLUS NP13	30,161.882	10.73	323,637
ING MAP PLUS NP14	13,169.821	10.70	140,917
ING MAP PLUS NP15	119,984.689	10.68	1,281,436
ING MAP PLUS NP16	8,169.435	10.65	87,004
ING MAP PLUS NP17	63,904.419	10.63	679,304
ING MAP PLUS NP18	5,157.281	10.60	54,667
ING MAP PLUS NP19	6,179.511	10.58	65,379
ING MAP PLUS NP20	54,802.364	10.55	578,165
ING MAP PLUS NP21	88,683.438	10.53	933,837
ING MAP PLUS NP22	43,526.768	10.51	457,466
ING MAP PLUS NP23	10,648.273	10.48	111,594
ING MAP PLUS NP24	43,440.501	10.46	454,388
ING MAP PLUS NP25	4,166.540	10.43	43,457
ING MAP PLUS NP26	6,006.227	10.41	62,525
ING MAP PLUS NP28	40,875.748	10.36	423,473
ING MAP PLUS NP29	11,741.118	10.33	121,286
ING MAP PLUS NP30	11,261.164	10.31	116,103
ING MAP PLUS NP31	83.376	10.29	858
ING MAP PLUS NP32	186.744	10.26	1,916
Qualified XXXV	29,841.546	10.37	309,457
	1,346,558.886		$ 14,443,998

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	7,272.204	$ 10.53	$ 76,576
ING Custom Choice 65	212.237	11.00	2,335
ING Educator's Direct	15,153.631	10.64	161,235
Qualified V	2,040.812	10.45	21,326
Qualified VI	928,963.232	10.53	9,781,983
Qualified X (1.15)	41,355.914	10.58	437,546
Qualified X (1.25)	146,999.639	10.53	1,547,906
Qualified XII (0.00)	4,088.749	11.17	45,671
Qualified XII (0.05)	5,115.068	11.15	57,033
Qualified XII (0.05)	239,904.295	11.15	2,674,933
Qualified XII (0.25)	4.627	11.04	51
Qualified XII (0.30)	67,378.563	11.01	741,838
Qualified XII (0.35)	177,786.495	10.98	1,952,096
Qualified XII (0.40)	81,020.803	10.96	887,988
Qualified XII (0.50)	330,622.163	10.91	3,607,088
Qualified XII (0.55)	168,772.339	10.88	1,836,243
Qualified XII (0.60)	49,677.048	10.86	539,493
Qualified XII (0.65)	89,969.629	10.83	974,371
Qualified XII (0.70)	48,448.872	10.81	523,732
Qualified XII (0.75)	247,572.006	10.78	2,668,826
Qualified XII (0.80)	70,336.925	10.76	756,825
Qualified XII (0.85)	167,270.596	10.73	1,794,813
Qualified XII (0.90)	36,671.634	10.71	392,753
Qualified XII (0.95)	291,958.833	10.68	3,118,120
Qualified XII (1.00)	243,064.043	10.66	2,591,063
Qualified XII (1.05)	74,873.548	10.63	795,906
Qualified XII (1.10)	41,741.254	10.61	442,875
Qualified XII (1.15)	80,897.833	10.58	855,899
Qualified XII (1.20)	21,220.311	10.56	224,086
Qualified XII (1.25)	116,541.388	10.53	1,227,181
Qualified XII (1.30)	4,000.473	10.51	42,045
Qualified XII (1.35)	6,516.223	10.48	68,290
Qualified XII (1.40)	13,366.098	10.46	139,809
Qualified XII (1.45)	828.652	10.43	8,643
Qualified XIII	42.766	10.68	457
Qualified XV	10,015.618	10.68	106,967
Qualified XVI	61,392.345	10.41	639,094
Qualified XVII	363.975	10.53	3,833
Qualified XVIII	6,121.017	10.53	64,454
Qualified XXI	8,441.770	10.76	90,833
Qualified XXVIII	52,089.768	8.74	455,265
Qualified XXXII	5,760.149	10.53	60,654
Qualified XXXIV	74,783.759	8.71	651,367
Qualified XXXVI	404.821	10.88	4,404
Qualified XXXVIII	1,633.215	8.80	14,372
Qualified XLIII	239.266	8.71	2,084
Qualified LIV	23,640.030	10.88	257,204
Qualified LVI	91,455.778	11.06	1,011,501
	4,158,030.414		$ 44,359,067

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	262,025.878	$ 10.64	$ 2,787,955
ING MAP PLUS NP3	428.293	10.59	4,536
ING MAP PLUS NP4	5,959.523	10.57	62,992
ING MAP PLUS NP5	20,716.661	10.54	218,354
ING MAP PLUS NP6	5,051.222	10.52	53,139
ING MAP PLUS NP8	128,810.653	10.47	1,348,648
ING MAP PLUS NP9	28,071.575	10.44	293,067
ING MAP PLUS NP10	142,643.805	10.42	1,486,348
ING MAP PLUS NP11	196,687.840	10.40	2,045,554
ING MAP PLUS NP12	122,240.617	10.37	1,267,635
ING MAP PLUS NP13	36,490.424	10.35	377,676
ING MAP PLUS NP14	37,273.005	10.32	384,657
ING MAP PLUS NP15	188,034.220	10.30	1,936,752
ING MAP PLUS NP16	15,537.211	10.28	159,723
ING MAP PLUS NP17	44,007.244	10.25	451,074
ING MAP PLUS NP18	9,078.126	10.23	92,869
ING MAP PLUS NP19	18,585.218	10.20	189,569
ING MAP PLUS NP20	55,289.288	10.18	562,845
ING MAP PLUS NP21	167,758.864	10.16	1,704,430
ING MAP PLUS NP22	18,938.406	10.13	191,846
ING MAP PLUS NP23	33,769.683	10.11	341,411
ING MAP PLUS NP24	57,200.921	10.08	576,585
ING MAP PLUS NP25	19,997.804	10.06	201,178
ING MAP PLUS NP26	8,687.819	10.04	87,226
ING MAP PLUS NP28	49,103.335	9.99	490,542
ING MAP PLUS NP29	16,848.549	9.97	167,980
ING MAP PLUS NP30	21,650.436	9.94	215,205
ING MAP PLUS NP32	9,989.203	9.90	98,893
Qualified XXXV	32,564.815	9.82	319,786
	1,753,440.638		$ 18,118,475
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	2,092.276	$ 10.56	$ 22,094
Qualified V	1,458.207	10.09	14,713
Qualified VI	1,538,140.817	10.17	15,642,892
Qualified X (1.15)	73,998.164	10.22	756,261
Qualified X (1.25)	104,635.874	10.17	1,064,147
Qualified XII (0.00)	22,242.475	10.78	239,774
Qualified XII (0.05)	11,112.496	10.78	119,793
Qualified XII (0.05)	520,086.843	10.78	5,606,536
Qualified XII (0.25)	4,187.309	10.65	44,595
Qualified XII (0.30)	159,045.001	10.63	1,690,648
Qualified XII (0.35)	208,947.070	10.60	2,214,839
Qualified XII (0.40)	123,122.055	10.58	1,302,631
Qualified XII (0.50)	305,840.267	10.53	3,220,498
Qualified XII (0.55)	227,404.593	10.51	2,390,022
Qualified XII (0.60)	167,233.892	10.48	1,752,611

Division/Contract	Units	Unit Value		Extended Value	
ING Solution 2025 Portfolio - Service Class					
(continued)					
Qualified XII (0.65)	151,114.522	$	10.46	$	1,580,658
Qualified XII (0.70)	103,006.713		10.43		1,074,360
Qualified XII (0.75)	334,408.005		10.41		3,481,187
Qualified XII (0.80)	50,474.564		10.38		523,926
Qualified XII (0.85)	378,623.796		10.36		3,922,543
Qualified XII (0.90)	55,673.105		10.34		575,660
Qualified XII (0.95)	423,805.937		10.31		4,369,439
Qualified XII (1.00)	420,889.835		10.29		4,330,956
Qualified XII (1.05)	39,984.322		10.26		410,239
Qualified XII (1.10)	100,654.972		10.24		1,030,707
Qualified XII (1.15)	100,241.190		10.22		1,024,465
Qualified XII (1.20)	40,896.503		10.19		416,735
Qualified XII (1.25)	82,788.786		10.17		841,962
Qualified XII (1.30)	958.876		10.14		9,723
Qualified XII (1.35)	22,875.908		10.12		231,504
Qualified XII (1.40)	34,899.102		10.10		352,481
Qualified XII (1.45)	7,565.626		10.07		76,186
Qualified XII (1.50)	1,297.052		10.05		13,035
Qualified XV	2,691.317		10.31		27,747
Qualified XVI	53,745.741		10.05		540,145
Qualified XVIII	289.237		10.17		2,942
Qualified XXI	23,661.741		10.38		245,609
Qualified XXVI	1,852.910		10.34		19,159
Qualified XXVIII	53,293.638		8.06		429,547
Qualified XXXII	2,054.815		10.17		20,897
Qualified XXXIV	172,290.764		8.04		1,385,218
Qualified XXXVI	677.522		10.51		7,121
Qualified XXXVIII	35,287.309		8.12		286,533
Qualified XLIII	167.641		8.03		1,346
Qualified LIV	25,924.091		10.51		272,462
Qualified LVI	86,099.831		10.68		919,546
	6,277,742.710			$	64,506,092
ING Solution 2035 Portfolio - Adviser Class					
Contracts in accumulation period:					
ING MAP PLUS NP1	150,884.545	$	10.71	$	1,615,973
ING MAP PLUS NP4	1,257.190		10.63		13,364
ING MAP PLUS NP5	7,444.429		10.61		78,985
ING MAP PLUS NP6	8,899.254		10.58		94,154
ING MAP PLUS NP8	229,827.971		10.53		2,420,089
ING MAP PLUS NP9	47,433.522		10.51		498,526
ING MAP PLUS NP10	82,459.993		10.48		864,181
ING MAP PLUS NP11	159,667.905		10.46		1,670,126
ING MAP PLUS NP12	105,691.039		10.43		1,102,358
ING MAP PLUS NP13	43,318.357		10.41		450,944
ING MAP PLUS NP14	67,503.508		10.39		701,361
ING MAP PLUS NP15	124,199.824		10.36		1,286,710
ING MAP PLUS NP16	2,429.359		10.34		25,120
ING MAP PLUS NP17	62,793.396		10.31		647,400

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Adviser Class			
(continued)			
ING MAP PLUS NP18	8,217.741	$ 10.29	$ 84,561
ING MAP PLUS NP19	23,111.433	10.27	237,354
ING MAP PLUS NP20	35,771.836	10.24	366,304
ING MAP PLUS NP21	130,278.121	10.22	1,331,442
ING MAP PLUS NP22	54,625.843	10.19	556,637
ING MAP PLUS NP23	31,305.250	10.17	318,374
ING MAP PLUS NP24	26,215.307	10.15	266,085
ING MAP PLUS NP25	14,818.533	10.12	149,964
ING MAP PLUS NP26	14,337.577	10.10	144,810
ING MAP PLUS NP28	44,491.299	10.05	447,138
ING MAP PLUS NP29	21,435.343	10.03	214,996
ING MAP PLUS NP30	16,196.088	10.00	161,961
ING MAP PLUS NP32	2,167.846	9.96	21,592
Qualified XXXV	29,856.035	9.77	291,693
	1,546,638.544		$ 16,062,202
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,694.077	$ 10.68	$ 18,093
ING Educator's Direct	3,899.112	10.60	41,331
Qualified VI	1,094,384.887	10.23	11,195,557
Qualified X (1.15)	16,122.758	10.28	165,742
Qualified X (1.25)	90,548.370	10.23	926,310
Qualified XII (0.00)	18,214.071	10.84	197,441
Qualified XII (0.05)	384,241.446	10.84	4,165,177
Qualified XII (0.05)	31,625.630	10.84	342,822
Qualified XII (0.25)	1,379.088	10.72	14,784
Qualified XII (0.30)	187,608.877	10.69	2,005,539
Qualified XII (0.35)	150,257.780	10.67	1,603,251
Qualified XII (0.40)	87,227.769	10.64	928,103
Qualified XII (0.50)	351,860.990	10.59	3,726,208
Qualified XII (0.55)	145,854.815	10.57	1,541,685
Qualified XII (0.60)	127,988.927	10.54	1,349,003
Qualified XII (0.65)	140,233.994	10.52	1,475,262
Qualified XII (0.70)	63,674.359	10.49	667,944
Qualified XII (0.75)	191,833.621	10.47	2,008,498
Qualified XII (0.80)	32,178.350	10.45	336,264
Qualified XII (0.85)	395,958.584	10.42	4,125,888
Qualified XII (0.90)	77,040.042	10.40	801,216
Qualified XII (0.95)	259,975.399	10.37	2,695,945
Qualified XII (1.00)	407,306.821	10.35	4,215,626
Qualified XII (1.05)	34,200.753	10.32	352,952
Qualified XII (1.10)	85,420.119	10.30	879,827
Qualified XII (1.15)	81,375.933	10.28	836,545
Qualified XII (1.20)	23,877.285	10.25	244,742
Qualified XII (1.25)	92,868.873	10.23	950,049
Qualified XII (1.30)	2,119.711	10.20	21,621
Qualified XII (1.35)	7,735.779	10.18	78,750
Qualified XII (1.40)	20,554.785	10.16	208,837

Division/Contract	Units	Unit Value		Extended Value	
ING Solution 2035 Portfolio - Service Class (continued)					
Qualified XII (1.45)	817.295	$	10.13	$	8,279
Qualified XII (1.50)	685.135		10.11		6,927
Qualified XIII	1,787.817		10.37		18,540
Qualified XV	2,952.218		10.37		30,615
Qualified XVI	63,080.119		10.11		637,740
Qualified XXI	52,485.063		10.45		548,469
Qualified XXVI	667.627		10.40		6,943
Qualified XXVIII	9,342.595		7.85		73,339
Qualified XXXII	2,484.698		10.23		25,418
Qualified XXXIV	184,057.408		7.79		1,433,807
Qualified XXXVI	5,022.187		10.57		53,085
Qualified XXXVIII	23,235.319		7.87		182,862
Qualified XLIII	1,785.851		7.78		13,894
Qualified LIV	27,639.989		10.57		292,155
Qualified LVI	79,931.999		10.74		858,470
	5,065,238.325			$	52,311,555
ING Solution 2045 Portfolio - Adviser Class					
Contracts in accumulation period:					
ING MAP PLUS NP1	233,555.667	$	10.68	$	2,494,375
ING MAP PLUS NP3	363.272		10.63		3,862
ING MAP PLUS NP4	9,620.181		10.61		102,070
ING MAP PLUS NP5	18,128.222		10.58		191,797
ING MAP PLUS NP6	792.781		10.56		8,372
ING MAP PLUS NP8	208,674.355		10.51		2,193,167
ING MAP PLUS NP9	75,074.933		10.48		786,785
ING MAP PLUS NP10	21,464.103		10.46		224,515
ING MAP PLUS NP11	60,530.591		10.43		631,334
ING MAP PLUS NP12	26,507.884		10.41		275,947
ING MAP PLUS NP13	8,181.745		10.39		85,008
ING MAP PLUS NP14	34,368.625		10.36		356,059
ING MAP PLUS NP15	83,761.305		10.34		866,092
ING MAP PLUS NP16	1,825.817		10.31		18,824
ING MAP PLUS NP17	24,501.953		10.29		252,125
ING MAP PLUS NP18	1,355.383		10.26		13,906
ING MAP PLUS NP19	17,142.911		10.24		175,543
ING MAP PLUS NP20	9,546.795		10.22		97,568
ING MAP PLUS NP21	89,047.297		10.19		907,392
ING MAP PLUS NP22	29,934.095		10.17		304,430
ING MAP PLUS NP23	15,913.212		10.15		161,519
ING MAP PLUS NP24	15,665.328		10.12		158,533
ING MAP PLUS NP25	8,170.557		10.10		82,523
ING MAP PLUS NP26	21,156.942		10.07		213,050
ING MAP PLUS NP28	23,540.775		10.03		236,114
ING MAP PLUS NP29	13,704.817		10.00		137,048
ING MAP PLUS NP30	7,775.526		9.98		77,600
ING MAP PLUS NP32	5,223.695		9.93		51,871
Qualified XXXV	5,984.831		9.58		57,335
	1,071,513.598			$	11,164,764

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,015.793	$ 10.65	$ 10,818
ING Educator's Direct	540.387	10.52	5,685
Qualified VI	851,090.980	10.19	8,672,617
Qualified X (1.15)	5,330.771	10.24	54,587
Qualified X (1.25)	43,817.978	10.19	446,505
Qualified XII (0.00)	8,009.838	10.81	86,586
Qualified XII (0.05)	6,808.083	10.81	73,595
Qualified XII (0.05)	242,653.995	10.81	2,623,090
Qualified XII (0.30)	188,720.886	10.66	2,011,765
Qualified XII (0.35)	23,400.037	10.63	248,742
Qualified XII (0.40)	51,178.090	10.61	543,000
Qualified XII (0.50)	231,366.393	10.56	2,443,229
Qualified XII (0.55)	78,794.889	10.53	829,710
Qualified XII (0.60)	71,189.402	10.51	748,201
Qualified XII (0.65)	112,068.543	10.48	1,174,478
Qualified XII (0.70)	82,415.365	10.46	862,065
Qualified XII (0.75)	64,778.297	10.44	676,285
Qualified XII (0.80)	25,564.063	10.41	266,122
Qualified XII (0.85)	325,381.614	10.39	3,380,715
Qualified XII (0.90)	25,893.208	10.36	268,254
Qualified XII (0.95)	223,053.876	10.34	2,306,377
Qualified XII (1.00)	280,819.375	10.31	2,895,248
Qualified XII (1.05)	11,903.848	10.29	122,491
Qualified XII (1.10)	86,834.638	10.27	891,792
Qualified XII (1.15)	36,848.140	10.24	377,325
Qualified XII (1.20)	35,894.039	10.22	366,837
Qualified XII (1.25)	71,842.079	10.19	732,071
Qualified XII (1.35)	7,127.194	10.15	72,341
Qualified XII (1.40)	30,750.368	10.12	311,194
Qualified XII (1.45)	388.067	10.10	3,919
Qualified XIII	173.561	10.34	1,795
Qualified XV	2,577.048	10.34	26,647
Qualified XVI	34,042.242	10.08	343,146
Qualified XXI	20,046.662	10.41	208,686
Qualified XXVI	7,792.610	10.36	80,731
Qualified XXVIII	14,708.823	7.58	111,493
Qualified XXXII	516.212	10.19	5,260
Qualified XXXIV	118,925.979	7.51	893,134
Qualified XXXVI	13,923.775	10.53	146,617
Qualified XXXVIII	4,876.580	7.58	36,964
Qualified XLIII	3,224.069	7.51	24,213
Qualified LIV	15,745.979	10.53	165,805
Qualified LVI	48,960.976	10.71	524,372
	3,510,994.752		$ 36,074,507

Division/Contract	Units	Unit Value		Extended Value
ING Solution Growth and Income Portfolio - Service Class				
Contracts in accumulation period:				
Qualified VI	54,766.107	$	9.07	$ 496,729
Qualified XII (0.40)	592.017		9.20	5,447
Qualified XII (0.50)	6,410.067		9.19	58,909
Qualified XII (0.65)	184.291		9.16	1,688
Qualified XII (0.70)	6,850.664		9.16	62,752
Qualified XII (0.75)	4,544.490		9.15	41,582
Qualified XII (0.80)	12,785.503		9.14	116,859
Qualified XII (0.85)	4,558.170		9.13	41,616
Qualified XII (0.95)	612.883		9.12	5,589
Qualified XII (1.00)	16,404.086		9.11	149,441
Qualified XII (1.05)	191.732		9.10	1,745
Qualified XII (1.10)	2,514.922		9.10	22,886
Qualified XII (1.15)	125.923		9.09	1,145
Qualified XII (1.20)	8.140		9.08	74
Qualified XII (1.25)	1,563.332		9.07	14,179
Qualified XII (1.40)	974.008		9.05	8,815
Qualified XII (1.50)	2.793		9.04	25
Qualified XV	384.480		9.12	3,506
Qualified XVI	504.741		9.04	4,563
Qualified LIV	99.729		9.14	912
Qualified LVI	53,194.021		9.22	490,449
	167,272.099			$ 1,528,911
ING Solution Growth Portfolio - Service Class				
Contracts in accumulation period:				
Qualified VI	37,360.880	$	8.49	$ 317,194
Qualified XII (0.50)	87.845		8.59	755
Qualified XII (0.60)	2,436.406		8.58	20,904
Qualified XII (0.70)	6,279.235		8.57	53,813
Qualified XII (0.75)	7,710.824		8.56	66,005
Qualified XII (0.80)	1,444.561		8.55	12,351
Qualified XII (0.85)	942.166		8.54	8,046
Qualified XII (0.90)	777.623		8.54	6,641
Qualified XII (0.95)	5,444.234		8.53	46,439
Qualified XII (1.00)	2,057.677		8.52	17,531
Qualified XII (1.10)	9.002		8.51	77
Qualified XII (1.25)	3,939.496		8.49	33,446
Qualified XII (1.45)	1.748		8.46	15
Qualified XII (1.50)	163.218		8.45	1,379
Qualified XV	480.662		8.53	4,100
Qualified XVI	331.570		8.45	2,802
Qualified XXXIV	55.922		8.58	480
Qualified XLIII	8.538		8.57	73
Qualified LIV	494.888		8.55	4,231
Qualified LVI	16,340.176		8.63	141,016
	86,366.671			$ 737,298

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	13,464.276	$ 11.32	$ 152,416
ING MAP PLUS NP4	72.617	11.24	816
ING MAP PLUS NP5	595.009	11.22	6,676
ING MAP PLUS NP6	32,488.331	11.19	363,544
ING MAP PLUS NP8	170,775.284	11.14	1,902,437
ING MAP PLUS NP9	10,193.437	11.11	113,249
ING MAP PLUS NP10	271,603.705	11.09	3,012,085
ING MAP PLUS NP11	51,323.684	11.06	567,640
ING MAP PLUS NP12	16,510.184	11.04	182,272
ING MAP PLUS NP13	15,857.643	11.01	174,593
ING MAP PLUS NP14	8,022.232	10.98	88,084
ING MAP PLUS NP15	26,780.773	10.96	293,517
ING MAP PLUS NP16	636.554	10.93	6,958
ING MAP PLUS NP17	4,055.312	10.91	44,243
ING MAP PLUS NP18	5,842.404	10.88	63,565
ING MAP PLUS NP19	7,741.601	10.86	84,074
ING MAP PLUS NP20	6,358.440	10.83	68,862
ING MAP PLUS NP21	41,209.490	10.81	445,475
ING MAP PLUS NP22	6,736.778	10.78	72,622
ING MAP PLUS NP23	6,289.675	10.76	67,677
ING MAP PLUS NP24	4,548.769	10.73	48,808
ING MAP PLUS NP25	1,911.927	10.71	20,477
ING MAP PLUS NP26	1,570.810	10.68	16,776
ING MAP PLUS NP28	798.683	10.63	8,490
ING MAP PLUS NP29	1,216.712	10.61	12,909
Qualified XXXV	69,181.671	10.95	757,539
	775,786.001		$ 8,575,804
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	428.208	$ 10.81	$ 4,629
ING Educator's Direct	2,293.241	10.79	24,744
Qualified VI	192,703.855	10.81	2,083,129
Qualified X (1.15)	24,467.136	10.87	265,958
Qualified X (1.25)	72,886.002	10.81	787,898
Qualified XII (0.00)	1,577.564	11.47	18,095
Qualified XII (0.05)	5,378.281	11.45	61,581
Qualified XII (0.05)	54,898.023	11.45	628,582
Qualified XII (0.30)	88,527.613	11.31	1,001,247
Qualified XII (0.35)	6,530.975	11.28	73,669
Qualified XII (0.40)	4,425.902	11.25	49,791
Qualified XII (0.50)	39,728.313	11.20	444,957
Qualified XII (0.55)	29,370.418	11.17	328,068
Qualified XII (0.60)	16,993.362	11.15	189,476
Qualified XII (0.65)	14,482.280	11.12	161,043
Qualified XII (0.70)	5,121.467	11.10	56,848
Qualified XII (0.75)	17,152.884	11.07	189,882
Qualified XII (0.80)	3,327.043	11.04	36,731

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Service Class (continued)			
Qualified XII (0.85)	21,319.669	$ 11.02	$ 234,943
Qualified XII (0.90)	2,103.854	10.99	23,121
Qualified XII (0.95)	52,352.801	10.97	574,310
Qualified XII (1.00)	76,015.399	10.94	831,608
Qualified XII (1.05)	20,186.231	10.92	220,434
Qualified XII (1.10)	5,371.176	10.89	58,492
Qualified XII (1.15)	3,196.327	10.87	34,744
Qualified XII (1.20)	293.797	10.84	3,185
Qualified XII (1.25)	10,307.885	10.81	111,428
Qualified XII (1.30)	4.811	10.79	52
Qualified XII (1.40)	2,884.685	10.74	30,982
Qualified XVI	601.291	10.69	6,428
Qualified XXI	639.732	11.04	7,063
Qualified XXVIII	66.067	9.69	640
Qualified XXXII	1,178.048	10.81	12,735
Qualified XXXIV	20,297.887	9.63	195,469
Qualified LIV	465.446	11.17	5,199
Qualified LVI	54,632.582	11.36	620,626
	852,210.255		$ 9,377,787
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	30,082.844	$ 10.40	$ 312,862
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Currently payable annuity contracts:	86,939.064	$ 11.10	$ 965,024
Contracts in accumulation period:			
ING Custom Choice 62	1,142.429	10.87	12,418
ING Custom Choice 65	112,757.786	11.86	1,337,307
ING MAP PLUS NP8	1,354.303	10.00	13,543
ING MAP PLUS NP12	2.683	9.92	27
ING MAP PLUS NP17	1,556.700	9.82	15,287
ING MAP PLUS NP18	1,119.710	9.80	10,973
ING MAP PLUS NP20	55.124	9.76	538
ING MAP PLUS NP25	69.518	9.66	672
ING MAP PLUS NP26	1,527.496	9.64	14,725
ING MAP PLUS NP28	4,375.277	9.61	42,046
Qualified V	1,268.538	10.78	13,675
Qualified VI	8,972,501.303	10.87	97,531,089
Qualified VIII	15,069.068	10.86	163,650
Qualified X (1.15)	493,207.944	10.92	5,385,831
Qualified X (1.25)	485,922.401	10.87	5,281,976
Qualified XII (0.00)	26,279.156	11.95	314,036
Qualified XII (0.05)	159,816.747	11.93	1,906,614
Qualified XII (0.10)	392.427	11.50	4,513
Qualified XII (0.20)	114,828.668	11.44	1,313,640
Qualified XII (0.25)	26,332.149	11.74	309,139
Qualified XII (0.30)	184,692.166	11.38	2,101,797
Qualified XII (0.35)	32,556.924	11.36	369,847

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Initial Class (continued)			
Qualified XII (0.40)	115,093.971	$ 11.33	$ 1,304,015
Qualified XII (0.45)	946.317	11.30	10,693
Qualified XII (0.50)	645,672.668	11.64	7,515,630
Qualified XII (0.55)	215,175.090	11.25	2,420,720
Qualified XII (0.60)	143,812.966	11.22	1,613,581
Qualified XII (0.65)	954,280.218	11.19	10,678,396
Qualified XII (0.70)	244,910.581	11.42	2,796,879
Qualified XII (0.75)	304,508.519	11.38	3,465,307
Qualified XII (0.80)	817,391.305	11.47	9,375,478
Qualified XII (0.85)	906,218.736	11.45	10,376,205
Qualified XII (0.90)	73,973.962	11.41	844,043
Qualified XII (0.95)	915,364.102	11.03	10,096,466
Qualified XII (1.00)	2,362,841.086	11.36	26,841,875
Qualified XII (1.05)	134,669.279	10.97	1,477,322
Qualified XII (1.10)	251,334.351	11.30	2,840,078
Qualified XII (1.15)	176,871.377	11.26	1,991,572
Qualified XII (1.20)	63,514.012	11.22	712,627
Qualified XII (1.25)	151,793.930	11.20	1,700,092
Qualified XII (1.30)	8,265.343	11.17	92,324
Qualified XII (1.35)	12,832.712	10.81	138,722
Qualified XII (1.40)	50,939.359	11.38	579,690
Qualified XII (1.45)	4,546.376	10.76	48,919
Qualified XII (1.50)	13,852.182	10.73	148,634
Qualified XV	83,457.055	11.03	920,531
Qualified XVI	200,139.055	10.73	2,147,492
Qualified XVII	16,042.051	10.87	174,377
Qualified XVIII	28,020.374	10.87	304,581
Qualified XXII	95.224	11.30	1,076
Qualified XXVI	54,345.732	11.05	600,520
Qualified XXVII	4,255,986.391	11.07	47,113,769
Qualified XXVIII	608,046.270	11.08	6,737,153
Qualified XXXII	15,254.853	10.87	165,820
Qualified XXXIV	65,800.504	8.05	529,694
Qualified XXXVI	71,670.958	11.25	806,298
Qualified XXXVIII	185,935.979	8.13	1,511,660
Qualified XLIII	19,831.955	8.04	159,449
Qualified LIV	76,389.732	11.74	896,815
Qualified LVI	461,822.921	11.93	5,509,547
	25,435,415.077		$ 281,756,417

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	3,339.478	$ 11.55	$ 38,571
ING MAP PLUS NP8	1,351.534	11.31	15,286
ING MAP PLUS NP11	14,064.597	11.21	157,664
ING MAP PLUS NP12	101.030	11.18	1,130
ING MAP PLUS NP13	6,370.098	11.15	71,027
ING MAP PLUS NP20	141.288	10.92	1,543
ING MAP PLUS NP26	32.172	10.73	345
Qualified VI	6.638	8.02	53
Qualified XII (1.00)	10,097.962	8.19	82,702
	35,504.797		$ 368,321
ING T. Rowe Price Growth Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	104,844.596	$ 10.21	$ 1,070,463
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	99,789.503	$8.33 to $13.98	$ 1,244,944
Contracts in accumulation period:			
ING Custom Choice 62	2,956.900	11.46	33,886
ING Custom Choice 65	7,184.050	11.57	83,119
Qualified V	1,637.476	20.91	34,240
Qualified VI	2,673,887.706	20.95	56,017,947
Qualified VIII	1,563.779	21.37	33,418
Qualified X (1.15)	156,449.510	23.82	3,726,627
Qualified X (1.25)	170,770.366	23.47	4,007,980
Qualified XII (0.00)	23,974.376	14.69	352,184
Qualified XII (0.05)	21,444.570	23.31	499,873
Qualified XII (0.10)	161.579	14.52	2,346
Qualified XII (0.20)	84,894.700	14.35	1,218,239
Qualified XII (0.25)	2,350.372	14.27	33,540
Qualified XII (0.30)	276,584.535	14.19	3,924,735
Qualified XII (0.35)	7,550.675	14.11	106,540
Qualified XII (0.40)	96,010.536	21.38	2,052,705
Qualified XII (0.45)	361.535	13.94	5,040
Qualified XII (0.50)	388,270.430	14.49	5,626,039
Qualified XII (0.55)	92,518.639	13.78	1,274,907
Qualified XII (0.60)	181,176.891	13.70	2,482,123
Qualified XII (0.65)	379,511.661	13.62	5,168,949
Qualified XII (0.70)	215,961.731	13.54	2,924,122
Qualified XII (0.75)	174,568.521	13.46	2,349,692
Qualified XII (0.80)	305,838.749	14.75	4,511,122
Qualified XII (0.85)	854,177.928	20.39	17,416,688
Qualified XII (0.90)	21,840.788	14.15	309,047
Qualified XII (0.95)	387,444.524	20.11	7,791,509
Qualified XII (1.00)	918,353.876	19.98	18,348,710
Qualified XII (1.05)	42,046.101	19.84	834,195
Qualified XII (1.10)	76,518.143	19.70	1,507,407
Qualified XII (1.15)	73,186.868	19.57	1,432,267

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)			
Qualified XII (1.20)	21,863.482	$ 19.44	$ 425,026
Qualified XII (1.25)	80,998.291	19.31	1,564,077
Qualified XII (1.30)	1,607.576	19.17	30,817
Qualified XII (1.35)	2,781.310	19.04	52,956
Qualified XII (1.40)	12,873.681	18.91	243,441
Qualified XII (1.45)	2,929.276	18.79	55,041
Qualified XII (1.50)	4,894.308	18.66	91,328
Qualified XIII	205.142	21.83	4,478
Qualified XV	6,143.419	21.79	133,865
Qualified XVI	89,105.087	20.30	1,808,833
Qualified XVII	10,110.671	20.95	211,819
Qualified XVIII	9,796.116	23.47	229,915
Qualified XXI	44,193.154	22.14	978,436
Qualified XXII	51.395	22.74	1,169
Qualified XXVI	10,777.951	21.64	233,235
Qualified XXVII	1,187,887.083	24.73	29,376,448
Qualified XXVIII	672,203.209	24.68	16,589,975
Qualified XXXII	7,773.965	11.57	89,945
Qualified XXXIII (0.65)	11,083.054	11.96	132,553
Qualified XXXIV	39,602.085	8.00	316,817
Qualified XXXVI	12,007.512	12.06	144,811
Qualified XXXVIII	78,944.833	8.08	637,874
Qualified XLIII	4,443.531	7.99	35,504
Qualified LIV	55,951.545	11.45	640,645
Qualified LVI	127,487.564	11.64	1,483,955
	10,234,702.258		$ 200,867,103
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	5,730.886	$ 11.62	$ 66,593
ING MAP PLUS NP5	4,310.693	11.48	49,487
ING MAP PLUS NP9	5,719.351	11.35	64,915
ING MAP PLUS NP10	17,281.967	11.32	195,632
ING MAP PLUS NP11	22,178.339	11.28	250,172
ING MAP PLUS NP13	648.227	11.22	7,273
ING MAP PLUS NP15	32,005.100	11.15	356,857
ING MAP PLUS NP17	7,974.130	11.08	88,353
ING MAP PLUS NP19	504.307	11.02	5,557
ING MAP PLUS NP21	1,552.783	10.95	17,003
ING MAP PLUS NP22	1,077.288	10.92	11,764
ING MAP PLUS NP24	381.959	10.86	4,148
ING MAP PLUS NP25	3,474.930	10.83	37,633
ING MAP PLUS NP26	6,349.704	10.79	68,513
ING MAP PLUS NP27	497.425	10.76	5,352
ING MAP PLUS NP28	15.763	10.73	169
ING MAP PLUS NP30	3,029.920	10.67	32,329
ING MAP PLUS NP32	698.747	10.60	7,407
Qualified XII (1.00)	26,346.364	12.48	328,803
	139,777.883		$ 1,597,960

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	26,073.351	$ 8.26	$ 215,366
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	287,134.374	$8.11 to $8.18	$ 2,347,530
Contracts in accumulation period:			
ING Custom Choice 62	949.859	8.20	7,789
ING Custom Choice 65	14,325.891	8.32	119,191
Qualified V	1,718.178	8.18	14,055
Qualified VI	2,683,422.528	8.20	22,004,065
Qualified VIII	25,249.948	8.20	207,050
Qualified X (1.15)	309,720.847	8.22	2,545,905
Qualified X (1.25)	203,607.012	8.20	1,669,577
Qualified XII (0.00)	7,800.206	8.38	65,366
Qualified XII (0.05)	40,449.410	8.32	336,539
Qualified XII (0.10)	228.450	8.37	1,912
Qualified XII (0.20)	39,235.968	8.35	327,620
Qualified XII (0.25)	5,403.272	8.35	45,117
Qualified XII (0.30)	68,724.452	8.34	573,162
Qualified XII (0.35)	5,041.163	8.33	41,993
Qualified XII (0.40)	21,185.695	8.32	176,265
Qualified XII (0.45)	146.743	8.32	1,221
Qualified XII (0.50)	237,632.437	8.31	1,974,726
Qualified XII (0.55)	71,936.187	8.30	597,070
Qualified XII (0.60)	21,905.613	8.30	181,817
Qualified XII (0.65)	628,073.572	8.29	5,206,730
Qualified XII (0.70)	227,496.905	8.28	1,883,674
Qualified XII (0.75)	108,189.903	8.27	894,730
Qualified XII (0.80)	345,735.973	8.27	2,859,236
Qualified XII (0.85)	523,033.040	8.26	4,320,253
Qualified XII (0.90)	33,495.573	8.25	276,338
Qualified XII (0.95)	323,240.626	8.24	2,663,503
Qualified XII (1.00)	1,174,934.114	8.24	9,681,457
Qualified XII (1.05)	39,786.479	8.23	327,443
Qualified XII (1.10)	64,765.532	8.22	532,373
Qualified XII (1.15)	57,156.426	8.22	469,826
Qualified XII (1.20)	9,053.670	8.21	74,331
Qualified XII (1.25)	47,068.530	8.20	385,962
Qualified XII (1.30)	836.000	8.19	6,847
Qualified XII (1.35)	920.321	8.19	7,537
Qualified XII (1.40)	14,037.165	8.18	114,824
Qualified XII (1.45)	2,731.137	8.17	22,313
Qualified XII (1.50)	4,406.692	8.17	36,003
Qualified XV	39,891.248	8.24	328,704
Qualified XVI	77,908.000	8.17	636,508
Qualified XVII	894.766	8.20	7,337
Qualified XVIII	10,530.032	8.20	86,346
Qualified XXVI	1,129.079	8.25	9,315

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Initial Class (continued)			
Qualified XXVII	2,880,112.317	$ 8.17	$ 23,530,518
Qualified XXVIII	577,260.779	8.18	4,721,993
Qualified XXXII	45,067.672	8.20	369,555
Qualified XXXIII (0.65)	217.720	8.29	1,805
Qualified XXXIV	1,396.029	8.30	11,587
Qualified XXXVI	22,785.423	8.30	189,119
Qualified XXXVIII	74,448.016	8.38	623,874
Qualified XLIII	110.381	8.30	916
Qualified LIV	20,206.493	8.27	167,108
Qualified LVI	40,426.556	8.35	337,562
	11,443,164.402		$ 94,023,597
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	2,365.364	$ 10.17	$ 24,056
ING MAP PLUS NP9	8.757	10.02	88
ING MAP PLUS NP12	329.591	9.96	3,283
ING MAP PLUS NP23	702.202	9.76	6,853
ING MAP PLUS NP25	2,207.808	9.73	21,482
ING MAP PLUS NP29	96.317	9.66	930
ING MAP PLUS NP30	74.160	9.64	715
	5,784.199		$ 57,407
ING Thornburg Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	39,717.005	$ 10.81	$ 429,341
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	80,716.012	$6.40 to $24.89	$ 1,027,138
Contracts in accumulation period:			
ING Custom Choice 65	6,059.126	11.63	70,468
Qualified V	1,059.273	24.36	25,804
Qualified VI	800,348.265	24.89	19,920,668
Qualified VIII	3,294.748	21.38	70,442
Qualified X (1.15)	39,033.162	10.95	427,413
Qualified X (1.25)	106,394.223	10.82	1,151,185
Qualified XII (0.00)	5,703.873	12.66	72,211
Qualified XII (0.05)	11,045.330	27.69	305,845
Qualified XII (0.10)	1.600	12.51	20
Qualified XII (0.20)	32,734.677	12.37	404,928
Qualified XII (0.25)	372.554	12.30	4,582
Qualified XII (0.30)	63,288.272	12.23	774,016
Qualified XII (0.35)	2,173.406	12.15	26,407
Qualified XII (0.40)	11,385.423	17.74	201,977
Qualified XII (0.45)	3.913	12.01	47
Qualified XII (0.50)	72,926.091	12.67	923,974
Qualified XII (0.55)	58,345.140	11.88	693,140
Qualified XII (0.60)	16,986.335	11.81	200,609
Qualified XII (0.65)	160,005.946	11.74	1,878,470
Qualified XII (0.70)	60,123.215	11.67	701,638

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class (continued)			
Qualified XII (0.75)	113,352.095	$ 11.60	$ 1,314,884
Qualified XII (0.80)	146,612.252	13.06	1,914,756
Qualified XII (0.85)	226,152.986	16.92	3,826,509
Qualified XII (0.90)	15,708.611	12.48	196,043
Qualified XII (0.95)	148,286.309	16.69	2,474,898
Qualified XII (1.00)	662,227.351	16.58	10,979,729
Qualified XII (1.05)	29,364.448	16.46	483,339
Qualified XII (1.10)	43,801.972	16.35	716,162
Qualified XII (1.15)	22,821.881	16.24	370,627
Qualified XII (1.20)	10,756.819	16.13	173,507
Qualified XII (1.25)	27,027.288	16.02	432,977
Qualified XII (1.30)	352.952	15.91	5,615
Qualified XII (1.35)	0.934	15.80	15
Qualified XII (1.40)	10,806.676	15.69	169,557
Qualified XII (1.45)	556.898	15.59	8,682
Qualified XII (1.50)	1,395.801	15.48	21,607
Qualified XV	12,487.937	25.88	323,188
Qualified XVI	18,034.059	24.11	434,801
Qualified XVII	180.871	24.89	4,502
Qualified XVIII	3,958.155	10.82	42,827
Qualified XXVI	2,273.817	25.71	58,460
Qualified XXVII	902,166.577	30.95	27,922,056
Qualified XXVIII	247,846.151	30.88	7,653,489
Qualified XXXII	2,275.165	12.03	27,370
Qualified XXXIV	32,085.995	8.23	264,068
Qualified XXXVI	9,569.903	10.59	101,345
Qualified XXXVIII	39,263.551	8.31	326,280
Qualified XLIII	355.653	8.22	2,923
Qualified LIV	23,577.839	11.51	271,381
Qualified LVI	34,561.162	11.70	404,366
	4,319,862.692		$ 89,806,945
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	8,733.765	$ 8.82	$ 77,032
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Currently payable annuity contracts:	48,267.477	$10.28 to $11.33	$ 535,249
Contracts in accumulation period:			
ING Custom Choice 62	568.514	10.82	6,151
ING Custom Choice 65	6,791.845	10.24	69,548
Qualified V	1,235.845	14.43	17,833
Qualified VI	2,057,275.925	14.83	30,509,402
Qualified VII	31,275.742	12.59	393,762
Qualified VIII	6,925.822	12.50	86,573
Qualified IX	2,600.365	12.67	32,947
Qualified X (1.15)	70,346.155	15.07	1,060,117
Qualified X (1.25)	170,885.892	14.83	2,534,238
Qualified XII (0.00)	7,558.729	10.77	81,408

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)			
Qualified XII (0.05)	15,978.402	$ 16.50	$ 263,644
Qualified XII (0.10)	106.159	10.65	1,131
Qualified XII (0.20)	38,712.351	10.52	407,254
Qualified XII (0.25)	15,593.679	10.46	163,110
Qualified XII (0.30)	56,552.135	10.40	588,142
Qualified XII (0.35)	7,142.381	10.34	73,852
Qualified XII (0.40)	5,265.330	10.34	54,444
Qualified XII (0.45)	724.930	10.22	7,409
Qualified XII (0.50)	126,740.009	10.69	1,354,851
Qualified XII (0.55)	51,208.377	10.10	517,205
Qualified XII (0.60)	23,900.200	10.05	240,197
Qualified XII (0.65)	169,455.252	9.99	1,692,858
Qualified XII (0.70)	98,232.464	9.93	975,448
Qualified XII (0.75)	102,821.846	9.87	1,014,852
Qualified XII (0.80)	208,616.581	10.86	2,265,576
Qualified XII (0.85)	405,969.806	9.86	4,002,862
Qualified XII (0.90)	19,449.826	10.46	203,445
Qualified XII (0.95)	287,225.305	9.73	2,794,702
Qualified XII (1.00)	422,603.100	9.66	4,082,346
Qualified XII (1.05)	18,782.638	9.59	180,125
Qualified XII (1.10)	27,530.492	9.53	262,366
Qualified XII (1.15)	57,434.163	9.46	543,327
Qualified XII (1.20)	6,558.087	9.40	61,646
Qualified XII (1.25)	27,971.354	9.34	261,252
Qualified XII (1.35)	734.672	9.21	6,766
Qualified XII (1.40)	14,316.400	9.15	130,995
Qualified XII (1.45)	1,475.413	9.08	13,397
Qualified XII (1.50)	199.573	9.02	1,800
Qualified XIII	445.984	15.45	6,890
Qualified XV	14,265.969	15.42	219,981
Qualified XVI	57,645.959	14.37	828,372
Qualified XVII	31,467.076	14.83	466,657
Qualified XVIII	10,217.473	14.83	151,525
Qualified XIX	2,538.634	9.79	24,853
Qualified XX	1,220.637	12.86	15,697
Qualified XXVI	3,184.169	15.32	48,781
Qualified XXVII	678,744.491	14.39	9,767,133
Qualified XXVIII	285,676.007	14.36	4,102,307
Qualified XXX	23,460.177	12.57	294,894
Qualified XXXII	52,682.645	11.07	583,197
Qualified XXXIV	17,309.638	7.51	129,995
Qualified XXXVI	26,243.061	10.34	271,353
Qualified XXXVIII	60,955.788	7.58	462,045
Qualified XLIII	243.109	7.50	1,823
Qualified LIV	32,056.717	10.13	324,735
Qualified LVI	111,107.194	10.30	1,144,404
	6,024,497.964		$ 76,336,872

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (1.00)	1,194.000	$ 8.54	$ 10,197
ING Van Kampen Comstock Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	30,288.581	$ 9.39	$ 284,410
ING Van Kampen Comstock Portfolio - Service Class			
Currently payable annuity contracts:	124,969.676	$9.95 to $11.16	$ 1,377,973
Contracts in accumulation period:			
ING Custom Choice 62	5,582.852	10.42	58,173
ING Custom Choice 65	3,951.333	9.76	38,565
ING MAP PLUS NP4	12,954.288	10.75	139,259
ING MAP PLUS NP9	6,285.049	10.59	66,559
ING MAP PLUS NP10	5,469.369	10.56	57,757
ING MAP PLUS NP11	58,940.840	10.53	620,647
ING MAP PLUS NP14	21.905	10.44	229
ING MAP PLUS NP15	22,303.380	10.41	232,178
ING MAP PLUS NP17	15,544.245	10.35	160,883
ING MAP PLUS NP18	654.232	10.32	6,752
ING MAP PLUS NP19	2,648.440	10.29	27,252
ING MAP PLUS NP20	209.086	10.26	2,145
ING MAP PLUS NP21	771.729	10.23	7,895
ING MAP PLUS NP22	857.726	10.20	8,749
ING MAP PLUS NP23	13,401.595	10.17	136,294
ING MAP PLUS NP24	1,806.747	10.14	18,320
ING MAP PLUS NP26	86.524	10.08	872
ING MAP PLUS NP28	8,633.393	10.02	86,507
ING MAP PLUS NP29	773.178	9.99	7,724
ING MAP PLUS NP30	1,008.857	9.96	10,048
ING MAP PLUS NP32	38.153	9.90	378
Qualified V	332.718	10.88	3,620
Qualified VI	1,075,762.705	11.02	11,854,905
Qualified X (1.15)	40,516.205	11.10	449,730
Qualified X (1.25)	168,227.755	11.02	1,853,870
Qualified XII (0.00)	7,922.275	12.13	96,097
Qualified XII (0.10)	114.346	12.04	1,377
Qualified XII (0.30)	21,202.567	11.85	251,250
Qualified XII (0.35)	406.413	11.81	4,800
Qualified XII (0.40)	12,922.448	11.76	151,968
Qualified XII (0.50)	123,761.323	11.67	1,444,295
Qualified XII (0.55)	34,921.316	11.63	406,135
Qualified XII (0.60)	15,033.624	11.58	174,089
Qualified XII (0.65)	205,954.698	11.54	2,376,717
Qualified XII (0.70)	38,133.291	11.50	438,533
Qualified XII (0.75)	316,125.384	11.45	3,619,636
Qualified XII (0.80)	79,565.751	11.41	907,845
Qualified XII (0.85)	143,052.934	11.36	1,625,081

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class (continued)			
Qualified XII (0.90)	51,499.889	11.32	582,979
Qualified XII (0.95)	128,228.846	11.28	1,446,421
Qualified XII (1.00)	617,333.776	11.23	6,932,658
Qualified XII (1.05)	17,849.987	11.19	199,741
Qualified XII (1.10)	30,612.892	11.15	341,334
Qualified XII (1.15)	25,133.708	11.10	278,984
Qualified XII (1.20)	13,994.043	11.06	154,774
Qualified XII (1.25)	66,761.114	11.02	735,707
Qualified XII (1.30)	165.960	10.98	1,822
Qualified XII (1.35)	714.984	10.93	7,815
Qualified XII (1.40)	3,264.911	10.89	35,555
Qualified XII (1.45)	2,470.358	10.85	26,803
Qualified XV	1,966.990	11.28	22,188
Qualified XVI	27,631.575	10.81	298,697
Qualified XVII	1,326.242	11.02	14,615
Qualified XVIII	4,458.639	11.23	50,071
Qualified XXVI	1,318.764	11.32	14,928
Qualified XXVII	766,795.175	13.12	10,060,353
Qualified XXXII	3,664.914	10.84	39,728
Qualified XXXIII (0.65)	18,348.060	11.73	215,223
Qualified XXXIV	1,507.205	7.71	11,621
Qualified XXXVIII	50,779.796	7.78	395,067
Qualified XLIII	2,013.248	7.70	15,502
Qualified LIV	50,822.906	9.65	490,441
Qualified LVI	18,890.276	9.81	185,314
	4,478,422.608		$ 51,283,448
ING Van Kampen Equity and Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	45,544.206	$ 10.80	$ 491,877
ING Van Kampen Equity and Income Portfolio - Initial Class			
Currently payable annuity contracts:	316,291.777	$10.80 to $11.33	$ 3,569,971
Contracts in accumulation period:			
ING Custom Choice 65	12,153.273	11.82	143,652
Qualified V	3,491.317	11.06	38,614
Qualified VI	7,021,737.085	11.15	78,292,368
Qualified VIII	8,819.498	11.15	98,337
Qualified X (1.15)	467,664.239	11.20	5,237,839
Qualified X (1.25)	613,905.309	11.15	6,845,044
Qualified XII (0.00)	29,674.500	11.85	351,643
Qualified XII (0.05)	120,282.510	12.30	1,479,475
Qualified XII (0.10)	606.924	11.80	7,162
Qualified XII (0.20)	191,941.147	11.74	2,253,389
Qualified XII (0.25)	13,635.253	12.09	164,850
Qualified XII (0.30)	955,201.361	11.68	11,156,752
Qualified XII (0.35)	13,962.314	12.03	167,967
Qualified XII (0.40)	68,991.932	11.62	801,686
Qualified XII (0.45)	131.266	11.60	1,523

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio -			
Initial Class (continued)			
Qualified XII (0.50)	580,703.078	$ 11.99	$ 6,962,630
Qualified XII (0.55)	180,677.396	11.54	2,085,017
Qualified XII (0.60)	223,774.954	11.51	2,575,650
Qualified XII (0.65)	929,226.141	11.48	10,667,516
Qualified XII (0.70)	282,864.586	11.45	3,238,800
Qualified XII (0.75)	546,166.985	11.72	6,401,077
Qualified XII (0.80)	787,963.571	11.81	9,305,850
Qualified XII (0.85)	683,721.693	11.37	7,773,916
Qualified XII (0.90)	51,756.613	11.75	608,140
Qualified XII (0.95)	994,240.261	11.73	11,662,438
Qualified XII (1.00)	2,597,190.435	11.70	30,387,128
Qualified XII (1.05)	253,893.093	11.67	2,962,932
Qualified XII (1.10)	280,976.487	11.64	3,270,566
Qualified XII (1.15)	146,129.425	11.60	1,695,101
Qualified XII (1.20)	95,097.837	11.18	1,063,194
Qualified XII (1.25)	290,160.379	11.54	3,348,451
Qualified XII (1.30)	12,772.666	11.51	147,013
Qualified XII (1.35)	4,654.395	11.10	51,664
Qualified XII (1.40)	41,533.444	11.07	459,775
Qualified XII (1.45)	14,367.803	11.04	158,621
Qualified XII (1.50)	5,770.312	11.01	63,531
Qualified XV	19,506.387	11.32	220,812
Qualified XVI	181,972.550	11.01	2,003,518
Qualified XVII	1,204.444	11.15	13,430
Qualified XVIII	21,796.273	11.15	243,028
Qualified XXI	220,683.404	11.40	2,515,791
Qualified XXVI	18,007.086	11.34	204,200
Qualified XXVII	1,318,431.614	11.31	14,911,462
Qualified XXXII	15,281.651	11.15	170,390
Qualified XXXIII (0.65)	25,214.051	11.48	289,457
Qualified XXXIV	75,092.583	9.12	684,844
Qualified XXXVI	31,411.778	11.54	362,492
Qualified XXXVIII	97,347.409	9.21	896,570
Qualified XLIII	6,284.183	9.11	57,249
Qualified LIV	70,595.014	11.70	825,962
Qualified LVI	158,121.922	11.89	1,880,070
	21,103,081.608		$ 240,778,557
ING Van Kampen Equity and Income Portfolio -			
Service Class			
Contracts in accumulation period:			
Qualified VI	0.038	$ 35.54	$ 1
Qualified XII (1.00)	4,105.261	36.27	148,898
	4,105.299		$ 148,899

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	4,381.045	$ 13.64	$ 59,757
ING MAP PLUS NP11	118.213	13.63	1,611
ING MAP PLUS NP13	368.461	13.62	5,018
ING MAP PLUS NP15	562.093	13.60	7,644
ING MAP PLUS NP21	74.784	13.56	1,014
ING MAP PLUS NP23	438.685	13.55	5,944
ING MAP PLUS NP24	98.405	13.55	1,333
ING MAP PLUS NP25	1,741.622	13.54	23,582
ING MAP PLUS NP26	154.497	13.53	2,090
ING MAP PLUS NP28	65.913	13.52	891
ING MAP PLUS NP29	497.885	13.51	6,726
ING MAP PLUS NP30	324.272	13.51	4,381
ING MAP PLUS NP32	634.477	13.49	8,559
	9,460.352		$ 128,550
ING Strategic Allocation Conservative Portfolio -			
Class I			
Currently payable annuity contracts:	59,480.075	$10.29 to $17.13	$ 685,756
Contracts in accumulation period:			
ING Custom Choice 62	57.526	10.95	630
ING Custom Choice 65	276.500	10.75	2,972
ING MAP PLUS NP1	8,559.263	11.30	96,720
ING MAP PLUS NP4	3,861.105	11.20	43,244
ING MAP PLUS NP6	15,356.524	11.13	170,918
ING MAP PLUS NP9	14,470.040	11.03	159,605
ING MAP PLUS NP10	2,869.455	11.00	31,564
ING MAP PLUS NP11	1,337.695	10.97	14,675
ING MAP PLUS NP13	15,403.509	10.90	167,898
ING MAP PLUS NP14	557.246	10.87	6,057
ING MAP PLUS NP15	36,010.398	10.84	390,353
ING MAP PLUS NP17	4,262.409	10.77	45,906
ING MAP PLUS NP18	12,103.368	10.74	129,990
ING MAP PLUS NP19	6,754.629	10.71	72,342
ING MAP PLUS NP20	1,219.752	10.68	13,027
ING MAP PLUS NP21	2,159.387	10.65	22,997
ING MAP PLUS NP22	3,510.420	10.62	37,281
ING MAP PLUS NP23	2,497.276	10.59	26,446
ING MAP PLUS NP25	25,040.500	10.52	263,426
ING MAP PLUS NP26	3,205.145	10.49	33,622
ING MAP PLUS NP28	23,985.187	10.43	250,166
ING MAP PLUS NP29	970.419	10.40	10,092
Qualified V	221.325	16.74	3,705
Qualified VI	403,275.909	17.13	6,908,116
Qualified X (1.15)	45,770.710	17.46	799,157
Qualified X (1.25)	43,030.194	17.21	740,550
Qualified XII (0.00)	6,373.831	13.94	88,851
Qualified XII (0.05)	12,154.848	19.06	231,671
Qualified XII (0.10)	8.967	13.77	123
Qualified XII (0.20)	32.261	13.62	439

Division/Contract	Units	Unit Value		Extended Value	
ING Strategic Allocation Conservative Portfolio -					
Class I (continued)					
Qualified XII (0.25)	523.699	$	13.54	$	7,091
Qualified XII (0.30)	31,602.762		13.46		425,373
Qualified XII (0.35)	220.478		13.38		2,950
Qualified XII (0.40)	32,861.411		17.31		568,831
Qualified XII (0.45)	20.562		13.23		272
Qualified XII (0.50)	70,545.682		13.44		948,134
Qualified XII (0.55)	14,706.468		13.07		192,214
Qualified XII (0.60)	25,124.992		13.00		326,625
Qualified XII (0.65)	10,350.062		12.92		133,723
Qualified XII (0.70)	30,448.033		12.85		391,257
Qualified XII (0.75)	103,068.180		12.77		1,316,181
Qualified XII (0.80)	58,550.150		13.17		771,105
Qualified XII (0.85)	58,985.400		16.51		973,849
Qualified XII (0.90)	7,253.507		12.94		93,860
Qualified XII (0.95)	85,627.835		16.28		1,394,021
Qualified XII (1.00)	258,448.374		16.17		4,179,110
Qualified XII (1.05)	19,680.042		16.06		316,061
Qualified XII (1.10)	43,410.197		15.95		692,393
Qualified XII (1.15)	26,909.496		15.84		426,246
Qualified XII (1.20)	5,581.018		15.74		87,845
Qualified XII (1.25)	34,080.383		15.63		532,676
Qualified XII (1.30)	484.666		15.52		7,522
Qualified XII (1.35)	23.796		15.42		367
Qualified XII (1.40)	13,469.683		15.31		206,221
Qualified XII (1.45)	1,703.151		15.21		25,905
Qualified XII (1.50)	246.058		15.11		3,718
Qualified XV	1,402.976		17.82		25,001
Qualified XVI	13,842.002		16.60		229,777
Qualified XVII	12,250.145		17.90		219,278
Qualified XVIII	23,289.378		17.98		418,743
Qualified XXVI	895.807		17.94		16,071
Qualified XXVII	82,621.281		17.53		1,448,351
Qualified XXVIII	28,713.021		17.49		502,191
Qualified XXXII	1,981.425		10.93		21,657
Qualified XXXIII (0.65)	6,032.217		11.93		71,964
Qualified XXXIV	8,880.633		8.92		79,215
Qualified XXXVI	6,310.229		12.04		75,975
Qualified XXXVIII	2,024.711		9.01		18,243
Qualified LIV	5,636.783		10.64		59,975
Qualified LVI	60,497.710		10.83		655,190
	1,943,120.276			$	29,313,480

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	62,477.757	$8.90 to $11.59	$ 690,433
Contracts in accumulation period:			
ING Custom Choice 65	4,943.873	10.34	51,120
ING MAP PLUS NP1	12,613.175	11.00	138,745
ING MAP PLUS NP4	68,130.163	10.91	743,300
ING MAP PLUS NP6	34,206.556	10.84	370,799
ING MAP PLUS NP9	48,546.865	10.75	521,879
ING MAP PLUS NP10	2,027.768	10.71	21,717
ING MAP PLUS NP11	8,728.757	10.68	93,223
ING MAP PLUS NP12	3.366	10.65	36
ING MAP PLUS NP13	26,568.904	10.62	282,162
ING MAP PLUS NP14	940.331	10.59	9,958
ING MAP PLUS NP15	45,694.270	10.56	482,531
ING MAP PLUS NP17	31,267.471	10.50	328,308
ING MAP PLUS NP18	190.229	10.46	1,990
ING MAP PLUS NP19	6,552.424	10.43	68,342
ING MAP PLUS NP20	12,450.674	10.40	129,487
ING MAP PLUS NP21	15,993.633	10.37	165,854
ING MAP PLUS NP22	1,387.116	10.34	14,343
ING MAP PLUS NP23	654.868	10.31	6,752
ING MAP PLUS NP24	198.745	10.28	2,043
ING MAP PLUS NP25	17,594.387	10.25	180,342
ING MAP PLUS NP26	1,660.690	10.22	16,972
ING MAP PLUS NP28	40,574.570	10.16	412,238
ING MAP PLUS NP29	23.858	10.13	242
ING MAP PLUS NP30	244.135	10.10	2,466
Qualified V	1,076.158	16.51	17,767
Qualified VI	1,240,398.805	16.90	20,962,740
Qualified VIII	8.582	16.88	145
Qualified X (1.15)	108,071.562	17.63	1,905,302
Qualified X (1.25)	68,406.549	17.38	1,188,906
Qualified XII (0.00)	5,281.017	11.65	61,524
Qualified XII (0.05)	5,749.276	18.80	108,086
Qualified XII (0.20)	371.557	11.38	4,228
Qualified XII (0.25)	1,364.314	11.32	15,444
Qualified XII (0.30)	39,375.734	11.25	442,977
Qualified XII (0.35)	1,090.361	11.18	12,190
Qualified XII (0.40)	15,332.764	16.45	252,224
Qualified XII (0.50)	232,238.250	11.37	2,640,549
Qualified XII (0.55)	93,456.194	10.93	1,021,476
Qualified XII (0.60)	72,186.890	10.86	783,950
Qualified XII (0.65)	42,305.793	10.80	456,903
Qualified XII (0.70)	76,887.003	10.74	825,766
Qualified XII (0.75)	127,112.819	10.68	1,357,565
Qualified XII (0.80)	99,917.942	11.29	1,128,074
Qualified XII (0.85)	140,890.919	15.69	2,210,579
Qualified XII (0.90)	23,920.806	11.00	263,129
Qualified XII (0.95)	155,921.348	15.47	2,412,103

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I			
(continued)			
Qualified XII (1.00)	416,480.140	$ 15.37	$ 6,401,300
Qualified XII (1.05)	61,867.077	15.26	944,092
Qualified XII (1.10)	76,717.633	15.16	1,163,039
Qualified XII (1.15)	68,920.879	15.06	1,037,948
Qualified XII (1.20)	10,598.863	14.95	158,453
Qualified XII (1.25)	50,096.667	14.85	743,936
Qualified XII (1.30)	56.594	14.75	835
Qualified XII (1.35)	400.250	14.65	5,864
Qualified XII (1.40)	18,825.018	14.55	273,904
Qualified XII (1.45)	785.879	14.45	11,356
Qualified XII (1.50)	1,761.534	14.35	25,278
Qualified XIII	618.753	17.60	10,890
Qualified XV	4,822.482	17.57	84,731
Qualified XVI	33,403.612	16.37	546,817
Qualified XVIII	2,556.186	18.16	46,420
Qualified XXII	1,446.182	18.34	26,523
Qualified XXVI	481.122	17.69	8,511
Qualified XXVII	151,290.478	17.29	2,615,812
Qualified XXVIII	128,772.561	17.25	2,221,327
Qualified XXXII	6,826.991	10.83	73,936
Qualified XXXIII (0.65)	2,421.904	11.28	27,319
Qualified XXXIV	34,652.319	7.84	271,674
Qualified XXXVI	7,942.641	11.38	90,387
Qualified XXXVIII	21,181.096	7.91	167,542
Qualified XLIII	80.280	7.83	629
Qualified LIV	20,023.508	10.24	205,041
Qualified LVI	36,700.344	10.42	382,418
	4,154,770.221		$ 60,352,891
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	93,017.107	$9.69 to $11.96	$ 1,035,201
Contracts in accumulation period:			
ING Custom Choice 65	696.234	10.54	7,338
ING MAP PLUS NP1	11,371.280	11.15	126,790
ING MAP PLUS NP4	12,006.045	11.05	132,667
ING MAP PLUS NP6	98,850.512	10.99	1,086,367
ING MAP PLUS NP9	34,976.205	10.89	380,891
ING MAP PLUS NP10	1,167.272	10.86	12,677
ING MAP PLUS NP11	37,759.230	10.83	408,932
ING MAP PLUS NP12	41,872.099	10.80	452,219
ING MAP PLUS NP13	42,263.450	10.76	454,755
ING MAP PLUS NP14	2,194.337	10.73	23,545
ING MAP PLUS NP15	52,439.080	10.70	561,098
ING MAP PLUS NP17	51,711.132	10.64	550,206
ING MAP PLUS NP18	3,793.859	10.61	40,253
ING MAP PLUS NP19	22,648.370	10.58	239,620
ING MAP PLUS NP20	5,960.390	10.54	62,823
ING MAP PLUS NP21	4,004.212	10.51	42,084
ING MAP PLUS NP22	15,320.592	10.48	160,560

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I			
(continued)			
ING MAP PLUS NP23	4,572.142	$ 10.45	$ 47,779
ING MAP PLUS NP25	12,723.157	10.39	132,194
ING MAP PLUS NP26	17,614.153	10.36	182,483
ING MAP PLUS NP28	18,510.273	10.30	190,656
ING MAP PLUS NP29	1,464.320	10.27	15,039
ING MAP PLUS NP30	250.580	10.24	2,566
Qualified V	977.974	16.42	16,058
Qualified VI	998,232.356	16.81	16,780,286
Qualified VIII	365.363	16.79	6,134
Qualified X (1.15)	65,329.152	17.45	1,139,994
Qualified X (1.25)	61,258.388	17.20	1,053,644
Qualified XII (0.00)	1,789.606	12.53	22,424
Qualified XII (0.05)	3,498.491	18.68	65,352
Qualified XII (0.20)	154.642	12.24	1,893
Qualified XII (0.25)	6,622.588	12.17	80,597
Qualified XII (0.30)	55,566.074	12.10	672,349
Qualified XII (0.35)	3,161.973	12.03	38,039
Qualified XII (0.40)	55,554.388	16.63	923,869
Qualified XII (0.45)	33.553	11.89	399
Qualified XII (0.50)	205,319.901	12.17	2,498,743
Qualified XII (0.55)	291,512.384	11.76	3,428,186
Qualified XII (0.60)	105,791.642	11.69	1,236,704
Qualified XII (0.65)	83,556.995	11.62	970,932
Qualified XII (0.70)	84,891.963	11.55	980,502
Qualified XII (0.75)	163,277.086	11.49	1,876,054
Qualified XII (0.80)	92,276.639	12.04	1,111,011
Qualified XII (0.85)	87,162.221	15.86	1,382,393
Qualified XII (0.90)	18,736.778	11.75	220,157
Qualified XII (0.95)	154,711.581	15.64	2,419,689
Qualified XII (1.00)	216,269.060	15.54	3,360,821
Qualified XII (1.05)	41,239.749	15.43	636,329
Qualified XII (1.10)	86,224.877	15.33	1,321,827
Qualified XII (1.15)	78,726.350	15.22	1,198,215
Qualified XII (1.20)	16,475.636	15.12	249,112
Qualified XII (1.25)	71,489.812	15.02	1,073,777
Qualified XII (1.35)	24.502	14.81	363
Qualified XII (1.40)	29,350.865	14.71	431,751
Qualified XII (1.45)	780.472	14.61	11,403
Qualified XII (1.50)	1,641.040	14.51	23,811
Qualified XIII	630.556	17.51	11,041
Qualified XV	3,614.839	17.48	63,187
Qualified XVI	23,002.064	16.28	374,474
Qualified XVIII	3,307.384	17.98	59,467
Qualified XXII	509.059	18.24	9,285
Qualified XXVII	118,726.355	17.20	2,042,093
Qualified XXVIII	61,363.571	17.16	1,052,999
Qualified XXXII	3,125.088	10.89	34,032
Qualified XXXIII (0.65)	1,180.450	11.59	13,681

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I (continued)			
Qualified XXXIV	22,666.235	$ 8.34	$ 189,036
Qualified XXXVI	5,771.885	11.70	67,531
Qualified XXXVIII	13,435.608	8.41	112,993
Qualified LIV	7,505.723	10.43	78,285
Qualified LVI	34,863.595	10.62	370,251
	3,968,892.544		$ 56,059,916
ING Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Qualified XXXV	46,719.503	$ 8.62	$ 402,722
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,292,571.205	$10.40 to $276.06	$ 87,856,051
Contracts in accumulation period:			
ING Custom Choice 62	5,313.308	11.10	58,978
ING Custom Choice 65	114,228.371	10.97	1,253,085
Qualified I	26,992.385	266.95	7,205,617
Qualified V	788.993	20.20	15,938
Qualified VI	21,593,138.898	20.60	444,818,661
Qualified VII	2,021,218.779	19.55	39,514,827
Qualified VIII	14,411.100	19.11	275,396
Qualified IX	4,828.374	20.23	97,678
Qualified X (1.15)	999,125.377	20.94	20,921,685
Qualified X (1.25)	3,148,270.523	20.60	64,854,373
Qualified XII (0.00)	72,289.321	9.59	693,255
Qualified XII (0.05)	105,707.114	22.90	2,420,693
Qualified XII (0.10)	185.778	9.48	1,761
Qualified XII (0.20)	121,490.020	9.37	1,138,361
Qualified XII (0.25)	125,288.929	9.32	1,167,693
Qualified XII (0.30)	579,333.641	9.26	5,364,630
Qualified XII (0.35)	77,119.415	9.21	710,270
Qualified XII (0.40)	34,970.614	15.10	528,056
Qualified XII (0.45)	2,709.988	9.10	24,661
Qualified XII (0.50)	975,696.516	9.51	9,278,874
Qualified XII (0.55)	557,782.406	9.00	5,020,042
Qualified XII (0.60)	524,546.007	8.94	4,689,441
Qualified XII (0.65)	1,184,794.890	8.89	10,532,827
Qualified XII (0.70)	549,967.890	8.84	4,861,716
Qualified XII (0.75)	1,179,195.969	8.79	10,365,133
Qualified XII (0.80)	2,776,009.656	9.58	26,594,173
Qualified XII (0.85)	2,711,135.186	14.39	39,013,235
Qualified XII (0.90)	266,124.511	9.22	2,453,668
Qualified XII (0.95)	1,839,331.597	14.20	26,118,509
Qualified XII (1.00)	3,375,353.492	14.10	47,592,484
Qualified XII (1.05)	169,607.584	14.01	2,376,202
Qualified XII (1.10)	226,888.560	13.91	3,156,020
Qualified XII (1.15)	603,770.851	13.82	8,344,113
Qualified XII (1.20)	47,768.011	13.72	655,377
Qualified XII (1.25)	67,546.092	13.63	920,653

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class I (continued)			
Qualified XII (1.30)	1,109.301	$ 13.54	$ 15,020
Qualified XII (1.35)	212.785	13.45	2,862
Qualified XII (1.40)	38,983.292	13.35	520,427
Qualified XII (1.45)	124.729	13.26	1,654
Qualified XII (1.50)	13,349.620	13.17	175,814
Qualified XIII	1,455.549	21.46	31,236
Qualified XV	50,761.189	21.42	1,087,305
Qualified XVI	440,906.676	19.96	8,800,497
Qualified XVII	1,184,070.633	21.26	25,173,342
Qualified XVIII	1,339,217.393	21.26	28,471,762
Qualified XIX	6,001.404	275.47	1,653,207
Qualified XX	27,980.185	208.21	5,825,754
Qualified XXII	674.667	22.36	15,086
Qualified XXVI	13,090.151	21.57	282,355
Qualified XXVII	468,271.263	206.50	96,698,016
Qualified XXVIII	7,611.113	206.02	1,568,042
Qualified XXIX	974.155	201.76	196,546
Qualified XXX	19,902.683	197.24	3,925,605
Qualified XXXII	381,830.286	11.33	4,326,137
Qualified XXXIV	158,545.678	7.89	1,250,925
Qualified XXXVI	165,930.140	10.23	1,697,465
Qualified XXXVIII	447,140.065	7.96	3,559,235
Qualified XLII	388,207.930	7.96	3,090,135
Qualified XLIII	20,845.387	7.88	164,262
Qualified LIV	224,807.828	10.85	2,439,165
Qualified LVI	1,110,045.775	11.05	12,266,006
	53,907,551.228		$ 1,084,131,996
ING Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP8	5,346.802	$ 12.43	$ 66,461
ING MAP PLUS NP18	724.225	12.39	8,973
ING MAP PLUS NP21	1,976.640	12.38	24,471
ING MAP PLUS NP23	1,257.511	12.37	15,555
ING MAP PLUS NP24	156.421	12.37	1,935
ING MAP PLUS NP28	1,874.903	12.35	23,155
ING MAP PLUS NP29	29.031	12.35	359
Qualified XII (0.00)	27.223	8.74	238
Qualified XII (0.30)	594.720	8.68	5,162
Qualified XII (0.50)	84,870.706	8.64	733,283
Qualified XII (0.55)	14.582	8.63	126
Qualified XII (0.75)	468.270	8.59	4,022
	97,341.034		$ 883,740
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Qualified X (1.25)	20,984.366	$ 10.54	$ 221,175
Qualified XXXII	18,832.922	10.54	198,499
	39,817.288		$ 419,674

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Qualified X (1.15)	50,057.798	$	10.32	$	516,596
Qualified X (1.25)	94,702.098		10.32		977,326
Qualified XVIII	22,963.503		10.33		237,213
Qualified XXXII	24,251.584		10.32		250,276
	191,974.983			$	1,981,411
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Qualified X (1.15)	45,373.686	$	10.25	$	465,080
Qualified X (1.25)	26,349.453		10.25		270,082
Qualified XVIII	3,942.952		10.25		40,415
Qualified XXVII	64,124.146		10.50		673,304
Qualified XXVIII	24,747.658		10.63		263,068
Qualified XXXII	249.655		10.25		2,559
	164,787.550			$	1,714,508
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Qualified X (1.15)	11,140.278	$	10.30	$	114,745
Qualified X (1.25)	7,461.267		10.29		76,776
Qualified XVIII	14,630.126		10.30		150,690
Qualified XXXII	764.378		10.29		7,865
	33,996.049			$	350,076
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Qualified X (1.15)	4,973.866	$	10.25	$	50,982
Qualified X (1.25)	8,634.013		10.25		88,499
Qualified XXXII	148.847		10.25		1,526
	13,756.726			$	141,007
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Qualified X (1.15)	1,077.775	$	10.08	$	10,864
Qualified X (1.25)	5,691.875		10.08		57,374
	6,769.650			$	68,238
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Qualified X (1.15)	2,178.376	$	10.26	$	22,350
Qualified X (1.25)	825.985		10.25		8,466
	3,004.361			$	30,816
ING BlackRock Science and Technology Opportunities Portfolio - Class I					
Contracts in accumulation period:					
ING Custom Choice 62	934.334	$	13.74	$	12,838
ING Custom Choice 65	10,509.973		14.59		153,341
ING MAP PLUS NP6	452.961		12.29		5,567
ING MAP PLUS NP9	3,698.342		12.19		45,083
ING MAP PLUS NP11	13,862.114		12.11		167,870
ING MAP PLUS NP12	5,120.766		12.08		61,859

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology			
Opportunities Portfolio - Class I (continued)			
ING MAP PLUS NP13	237.184	$ 12.04	$ 2,856
ING MAP PLUS NP20	7,152.428	11.80	84,399
ING MAP PLUS NP21	2,571.253	11.76	30,238
ING MAP PLUS NP22	612.481	11.73	7,184
ING MAP PLUS NP23	2,811.108	11.69	32,862
ING MAP PLUS NP24	703.448	11.66	8,202
ING MAP PLUS NP25	2,927.245	11.62	34,015
ING MAP PLUS NP26	2,379.489	11.59	27,578
ING MAP PLUS NP29	1,587.232	11.49	18,237
ING MAP PLUS NP30	2.793	11.45	32
ING MAP PLUS NP36	105.867	11.25	1,191
Qualified V	2,222.998	4.37	9,715
Qualified VI	2,592,014.872	4.44	11,508,546
Qualified VIII	13.151	4.44	58
Qualified X (1.15)	87,731.386	4.48	393,037
Qualified X (1.25)	187,564.581	4.44	832,787
Qualified XII (0.00)	3,894.437	5.01	19,511
Qualified XII (0.05)	149,001.869	4.88	727,129
Qualified XII (0.20)	3,475.348	4.91	17,064
Qualified XII (0.25)	3,215.211	4.89	15,722
Qualified XII (0.30)	112,090.427	4.87	545,880
Qualified XII (0.40)	101,808.834	4.82	490,719
Qualified XII (0.50)	563,799.447	4.77	2,689,323
Qualified XII (0.55)	93,410.815	4.75	443,701
Qualified XII (0.60)	20,079.903	4.73	94,978
Qualified XII (0.65)	501,352.657	4.70	2,356,357
Qualified XII (0.70)	142,663.712	4.68	667,666
Qualified XII (0.75)	205,833.281	4.66	959,183
Qualified XII (0.80)	498,610.114	4.63	2,308,565
Qualified XII (0.85)	357,249.898	4.61	1,646,922
Qualified XII (0.90)	17,761.318	4.59	81,524
Qualified XII (0.95)	289,014.812	4.57	1,320,798
Qualified XII (1.00)	1,051,241.677	4.55	4,783,150
Qualified XII (1.05)	26,792.429	4.52	121,102
Qualified XII (1.10)	69,986.916	4.50	314,941
Qualified XII (1.15)	41,915.801	4.48	187,783
Qualified XII (1.20)	22,492.166	4.46	100,315
Qualified XII (1.25)	98,248.743	4.44	436,224
Qualified XII (1.30)	2,394.556	4.41	10,560
Qualified XII (1.35)	4,033.850	4.39	17,709
Qualified XII (1.40)	13,949.858	4.37	60,961
Qualified XII (1.45)	2,130.540	4.35	9,268
Qualified XII (1.50)	100.979	4.33	437
Qualified XV	19,275.687	4.57	88,090
Qualified XVI	52,389.199	4.33	226,845
Qualified XVII	4,409.777	4.52	19,932
Qualified XVIII	707.684	4.55	3,220
Qualified XXI	175,213.905	4.64	812,993

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology			
Opportunities Portfolio - Class I (continued)			
Qualified XXVI	2,401.389	$ 4.65	$ 11,166
Qualified XXVII	1,294,158.446	4.44	5,746,064
Qualified XXXII	706.585	12.32	8,705
Qualified XXXIV	1,784.321	8.88	15,845
Qualified XXXVI	10,663.411	11.35	121,030
Qualified XXXVIII	14,441.196	8.96	129,393
Qualified XLIII	1,842.156	8.87	16,340
Qualified LIV	14,656.986	14.44	211,647
Qualified LVI	52,835.338	14.70	776,679
	8,967,251.684		$ 42,052,936
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	294,545.394	$7.27 to $17.09	$ 3,201,517
Contracts in accumulation period:			
ING Custom Choice 62	9,482.762	10.29	97,578
ING Custom Choice 65	29,643.896	10.12	299,996
ING MAP PLUS NP1	5,242.548	10.41	54,575
ING MAP PLUS NP3	512.508	10.35	5,304
ING MAP PLUS NP4	3,421.120	10.32	35,306
ING MAP PLUS NP5	1,178.515	10.29	12,127
ING MAP PLUS NP6	264.927	10.26	2,718
ING MAP PLUS NP8	28,905.713	10.20	294,838
ING MAP PLUS NP9	51,330.842	10.17	522,035
ING MAP PLUS NP10	51,915.445	10.14	526,423
ING MAP PLUS NP11	18,247.150	10.11	184,479
ING MAP PLUS NP14	2,969.676	10.02	29,756
ING MAP PLUS NP15	10,925.687	9.99	109,148
ING MAP PLUS NP16	5,061.907	9.96	50,417
ING MAP PLUS NP17	7,253.406	9.93	72,026
ING MAP PLUS NP18	1,950.068	9.90	19,306
ING MAP PLUS NP20	8,670.811	9.84	85,321
ING MAP PLUS NP21	28,314.361	9.81	277,764
ING MAP PLUS NP23	2,130.036	9.76	20,789
ING MAP PLUS NP24	2,692.376	9.73	26,197
ING MAP PLUS NP25	1,144.039	9.70	11,097
ING MAP PLUS NP26	3,944.821	9.67	38,146
ING MAP PLUS NP27	299.495	9.64	2,887
ING MAP PLUS NP28	8,986.640	9.61	86,362
ING MAP PLUS NP29	68.373	9.58	655
ING MAP PLUS NP30	661.831	9.56	6,327
Qualified V	73.645	16.73	1,232
Qualified VI	5,564,181.413	17.09	95,091,860
Qualified VIII	3,437.859	17.07	58,684
Qualified X (1.15)	277,491.643	17.32	4,806,155
Qualified X (1.25)	357,127.917	17.09	6,103,316
Qualified XII (0.00)	67,432.331	11.84	798,399
Qualified XII (0.05)	162,405.864	19.01	3,087,335
Qualified XII (0.10)	293.668	11.71	3,439
Qualified XII (0.20)	69,245.245	11.57	801,167

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus LargeCap Portfolio - Class I (continued)			
Qualified XII (0.25)	16,104.484	$ 11.50	$ 185,202
Qualified XII (0.30)	178,682.337	11.44	2,044,126
Qualified XII (0.35)	41,410.019	11.37	470,832
Qualified XII (0.40)	128,222.116	18.91	2,424,680
Qualified XII (0.45)	732.586	11.24	8,234
Qualified XII (0.50)	572,859.930	11.88	6,805,576
Qualified XII (0.55)	171,792.029	11.11	1,908,609
Qualified XII (0.60)	134,363.803	11.04	1,483,376
Qualified XII (0.65)	523,930.913	10.98	5,752,761
Qualified XII (0.70)	381,827.031	10.92	4,169,551
Qualified XII (0.75)	650,195.777	10.85	7,054,624
Qualified XII (0.80)	910,115.860	12.04	10,957,795
Qualified XII (0.85)	485,098.515	18.02	8,741,475
Qualified XII (0.90)	113,037.745	11.55	1,305,586
Qualified XII (0.95)	568,954.513	17.78	10,116,011
Qualified XII (1.00)	2,739,320.868	17.67	48,403,800
Qualified XII (1.05)	58,600.871	17.55	1,028,445
Qualified XII (1.10)	145,571.585	17.43	2,537,313
Qualified XII (1.15)	195,771.783	17.32	3,390,767
Qualified XII (1.20)	40,418.892	17.20	695,205
Qualified XII (1.25)	136,321.774	17.09	2,329,739
Qualified XII (1.30)	790.088	16.97	13,408
Qualified XII (1.35)	1,243.743	16.86	20,970
Qualified XII (1.40)	20,498.900	16.75	343,357
Qualified XII (1.45)	3,511.999	16.64	58,440
Qualified XII (1.50)	6,208.296	16.53	102,623
Qualified XV	27,297.684	17.77	485,080
Qualified XVI	111,247.934	16.55	1,841,153
Qualified XVII	22,769.162	17.30	393,907
Qualified XVIII	33,976.982	17.86	606,829
Qualified XXVI	5,269.412	17.89	94,270
Qualified XXVII	1,501,478.801	17.49	26,260,864
Qualified XXVIII	418,375.351	17.45	7,300,650
Qualified XXXII	23,700.399	10.45	247,669
Qualified XXXIII (0.65)	7,700.683	10.13	78,008
Qualified XXXIV	14,310.060	7.56	108,184
Qualified XXXVI	74,112.921	10.22	757,434
Qualified XXXVIII	188,881.570	7.63	1,441,166
Qualified XLIII	7,297.991	7.56	55,173
Qualified LIV	114,602.803	10.01	1,147,174
Qualified LVI	338,210.693	10.19	3,446,367
	18,196,272.835		$ 283,441,114
ING Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	40,314.492	$ 9.29	$ 374,522

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I			
Currently payable annuity contracts:	114,276.363	$ 11.69	$ 1,335,891
Contracts in accumulation period:			
ING Custom Choice 62	8,117.698	11.60	94,165
ING Custom Choice 65	9,164.619	10.87	99,619
ING MAP PLUS NP1	11,289.376	11.76	132,763
ING MAP PLUS NP5	2,902.259	11.62	33,724
ING MAP PLUS NP8	64,517.845	11.52	743,246
ING MAP PLUS NP9	7,066.708	11.49	81,196
ING MAP PLUS NP10	4,679.238	11.45	53,577
ING MAP PLUS NP11	9,126.513	11.42	104,225
ING MAP PLUS NP12	1,375.452	11.38	15,653
ING MAP PLUS NP13	9,333.808	11.35	105,939
ING MAP PLUS NP14	5,830.187	11.32	65,998
ING MAP PLUS NP15	17,116.139	11.28	193,070
ING MAP PLUS NP16	15,552.335	11.25	174,964
ING MAP PLUS NP17	7,264.335	11.22	81,506
ING MAP PLUS NP18	2,401.318	11.18	26,847
ING MAP PLUS NP19	10,552.273	11.15	117,658
ING MAP PLUS NP21	8,357.679	11.09	92,687
ING MAP PLUS NP22	159.598	11.05	1,764
ING MAP PLUS NP23	684.353	11.02	7,542
ING MAP PLUS NP24	66.945	10.99	736
ING MAP PLUS NP25	1,566.267	10.95	17,151
ING MAP PLUS NP26	2,944.996	10.92	32,159
ING MAP PLUS NP28	3,635.309	10.86	39,479
ING MAP PLUS NP29	7,241.319	10.83	78,423
ING MAP PLUS NP30	1,460.635	10.79	15,760
ING MAP PLUS NP32	556.982	10.73	5,976
ING MAP PLUS NP35	960.210	10.64	10,217
Qualified V	1,554.530	18.29	28,432
Qualified VI	3,050,514.020	18.63	56,831,076
Qualified VIII	571.555	18.61	10,637
Qualified X (1.15)	87,446.792	18.85	1,648,372
Qualified X (1.25)	248,890.733	18.63	4,636,834
Qualified XII (0.00)	25,268.414	22.05	557,169
Qualified XII (0.05)	179,304.147	20.64	3,700,838
Qualified XII (0.05)	61,998.672	20.64	1,279,653
Qualified XII (0.10)	35.242	21.80	768
Qualified XII (0.20)	31,015.931	21.55	668,393
Qualified XII (0.25)	4,980.712	21.42	106,687
Qualified XII (0.30)	254,397.202	21.30	5,418,660
Qualified XII (0.35)	14,516.136	21.17	307,307
Qualified XII (0.40)	185,233.803	20.51	3,799,145
Qualified XII (0.50)	416,193.168	20.34	8,465,369
Qualified XII (0.55)	120,001.350	20.69	2,482,828
Qualified XII (0.60)	49,476.634	20.57	1,017,734
Qualified XII (0.65)	475,060.711	20.45	9,714,992
Qualified XII (0.70)	148,138.873	20.33	3,011,663

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I (continued)			
Qualified XII (0.75)	282,192.313	$ 20.21	$ 5,703,107
Qualified XII (0.80)	562,846.564	19.64	11,054,307
Qualified XII (0.85)	1,883,764.351	19.52	36,771,080
Qualified XII (0.90)	52,694.738	19.41	1,022,805
Qualified XII (0.95)	487,393.231	19.30	9,406,689
Qualified XII (1.00)	1,651,796.807	19.18	31,681,463
Qualified XII (1.05)	49,214.530	19.07	938,521
Qualified XII (1.10)	114,913.929	18.96	2,178,768
Qualified XII (1.15)	132,715.432	18.85	2,501,686
Qualified XII (1.20)	52,800.508	18.74	989,482
Qualified XII (1.25)	147,185.811	18.63	2,742,072
Qualified XII (1.30)	1,042.968	18.52	19,316
Qualified XII (1.35)	1,595.032	18.41	29,365
Qualified XII (1.40)	16,998.525	18.31	311,243
Qualified XII (1.45)	5,012.753	18.20	91,232
Qualified XII (1.50)	3,103.614	18.09	56,144
Qualified XIII	589.875	19.30	11,385
Qualified XV	16,127.437	19.30	311,260
Qualified XVI	82,992.542	18.09	1,501,335
Qualified XVII	4,811.184	18.63	89,632
Qualified XVIII	8,966.954	18.63	167,054
Qualified XXVI	10,433.853	19.51	203,564
Qualified XXVII	1,819,648.448	19.85	36,120,022
Qualified XXVIII	855,686.318	19.80	16,942,589
Qualified XXXII	10,732.618	11.61	124,606
Qualified XXXIII (0.65)	10,974.523	13.91	152,656
Qualified XXXIV	17,407.711	7.88	137,173
Qualified XXXVI	35,908.786	14.04	504,159
Qualified XXXVIII	120,489.793	7.96	959,099
Qualified XLIII	3,605.986	7.88	28,415
Qualified LIV	141,956.596	10.76	1,527,453
Qualified LVI	214,188.541	10.95	2,345,365
	14,482,591.655		$ 274,071,539
ING Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	49,413.425	$ 9.55	$ 471,898
ING Index Plus SmallCap Portfolio - Class I			
Currently payable annuity contracts:	59,449.547	$ 11.14	$ 662,268
Contracts in accumulation period:			
ING Custom Choice 62	6,195.225	10.93	67,714
ING Custom Choice 65	7,639.540	10.01	76,472
ING MAP PLUS NP1	30,411.985	11.05	336,052
ING MAP PLUS NP5	1,091.745	10.92	11,922
ING MAP PLUS NP6	6,558.657	10.89	71,424
ING MAP PLUS NP8	7,174.392	10.83	77,699
ING MAP PLUS NP9	4,213.627	10.80	45,507
ING MAP PLUS NP10	6,633.411	10.76	71,376

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I (continued)			
ING MAP PLUS NP11	26,729.214	$ 10.73	$ 286,804
ING MAP PLUS NP12	1,051.301	10.70	11,249
ING MAP PLUS NP13	5,820.137	10.67	62,101
ING MAP PLUS NP14	1,010.352	10.64	10,750
ING MAP PLUS NP15	1,669.628	10.61	17,715
ING MAP PLUS NP16	5,011.440	10.58	53,021
ING MAP PLUS NP17	8,976.639	10.54	94,614
ING MAP PLUS NP18	1,252.241	10.51	13,161
ING MAP PLUS NP19	210.462	10.48	2,206
ING MAP PLUS NP20	4,108.317	10.45	42,932
ING MAP PLUS NP21	2,673.676	10.42	27,860
ING MAP PLUS NP23	1,384.254	10.36	14,341
ING MAP PLUS NP24	12.080	10.33	125
ING MAP PLUS NP25	11.131	10.30	115
ING MAP PLUS NP26	2,918.915	10.27	29,977
ING MAP PLUS NP28	5,354.107	10.21	54,665
ING MAP PLUS NP29	280.105	10.18	2,851
ING MAP PLUS NP30	1,571.396	10.15	15,950
ING MAP PLUS NP32	522.494	10.09	5,272
ING MAP PLUS NP35	1,174.599	10.00	11,746
Qualified V	2,015.986	12.91	26,026
Qualified VI	1,668,190.912	13.15	21,936,710
Qualified VIII	595.963	13.14	7,831
Qualified X (1.15)	45,381.368	13.31	604,026
Qualified X (1.25)	147,975.533	13.15	1,945,878
Qualified XII (0.00)	3,738.310	15.83	59,177
Qualified XII (0.05)	119,288.542	14.57	1,738,034
Qualified XII (0.05)	18,306.216	14.57	266,722
Qualified XII (0.10)	79.864	15.64	1,249
Qualified XII (0.20)	28,645.272	15.46	442,856
Qualified XII (0.25)	3,055.304	15.37	46,960
Qualified XII (0.30)	138,722.391	15.28	2,119,678
Qualified XII (0.35)	1,490.439	15.20	22,655
Qualified XII (0.40)	123,368.378	14.48	1,786,374
Qualified XII (0.50)	348,307.221	14.36	5,001,692
Qualified XII (0.55)	49,443.562	14.85	734,237
Qualified XII (0.60)	33,378.892	14.76	492,672
Qualified XII (0.65)	202,162.311	14.67	2,965,721
Qualified XII (0.70)	63,493.544	14.59	926,371
Qualified XII (0.75)	133,954.866	14.51	1,943,685
Qualified XII (0.80)	466,992.929	13.86	6,472,522
Qualified XII (0.85)	203,368.032	13.78	2,802,411
Qualified XII (0.90)	50,732.257	13.70	695,032
Qualified XII (0.95)	280,673.289	13.62	3,822,770
Qualified XII (1.00)	1,051,625.451	13.54	14,239,009
Qualified XII (1.05)	19,004.243	13.46	255,797
Qualified XII (1.10)	62,130.972	13.39	831,934
Qualified XII (1.15)	81,073.877	13.31	1,079,093

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I			
(continued)			
Qualified XII (1.20)	29,637.497	$ 13.23	$ 392,104
Qualified XII (1.25)	88,722.856	13.15	1,166,706
Qualified XII (1.30)	418.966	13.08	5,480
Qualified XII (1.35)	840.310	13.00	10,924
Qualified XII (1.40)	12,253.932	12.92	158,321
Qualified XII (1.45)	1,675.262	12.85	21,527
Qualified XII (1.50)	718.954	12.77	9,181
Qualified XV	14,715.724	13.62	200,428
Qualified XVI	52,130.644	12.77	665,708
Qualified XVII	71.106	13.15	935
Qualified XVIII	11,482.370	13.15	150,993
Qualified XXVI	4,190.749	13.77	57,707
Qualified XXVII	1,121,972.413	13.98	15,685,174
Qualified XXVIII	513,112.254	13.95	7,157,916
Qualified XXXII	2,510.337	11.00	27,614
Qualified XXXIII (0.65)	11,113.796	13.48	149,814
Qualified XXXIV	3,690.742	7.67	28,308
Qualified XXXVI	15,039.810	13.61	204,692
Qualified XXXVIII	73,884.720	7.75	572,607
Qualified XLIII	4,237.930	7.67	32,505
Qualified LIV	26,217.073	9.91	259,811
Qualified LVI	110,236.862	10.08	1,111,188
	7,647,180.848		$ 103,514,654
ING Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	13,959.752	$ 8.74	$ 122,008
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	44,799.472	$13.39 to $13.44	$ 602,024
Contracts in accumulation period:			
ING Custom Choice 62	319.722	7.47	2,388
ING Custom Choice 65	1,856.079	7.58	14,069
ING MAP PLUS NP1	807.021	7.60	6,133
ING MAP PLUS NP11	170.444	7.54	1,285
ING MAP PLUS NP21	110.878	7.47	828
ING MAP PLUS NP28	218.299	7.43	1,622
Qualified VI	793,507.394	7.47	5,927,500
Qualified VIII	17.056	7.47	127
Qualified X (1.15)	23,113.897	12.77	295,164
Qualified X (1.25)	63,037.385	12.76	804,357
Qualified XII (0.00)	6,086.773	7.63	46,442
Qualified XII (0.05)	17,603.832	7.62	134,141
Qualified XII (0.10)	24.697	7.62	188
Qualified XII (0.20)	929.638	7.60	7,065
Qualified XII (0.25)	2,282.329	7.60	17,346
Qualified XII (0.30)	41,436.640	7.59	314,504
Qualified XII (0.35)	274.695	7.58	2,082
Qualified XII (0.40)	16,274.241	7.58	123,359

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class I (continued)			
Qualified XII (0.50)	78,706.761	$ 7.57	$ 595,810
Qualified XII (0.55)	6,637.898	7.56	50,183
Qualified XII (0.60)	8,206.844	7.55	61,962
Qualified XII (0.65)	88,477.005	7.55	668,001
Qualified XII (0.70)	14,165.947	7.54	106,811
Qualified XII (0.75)	90,418.790	7.53	680,853
Qualified XII (0.80)	91,182.633	7.53	686,605
Qualified XII (0.85)	99,215.993	7.52	746,104
Qualified XII (0.90)	13,889.047	7.52	104,446
Qualified XII (0.95)	138,314.674	7.51	1,038,743
Qualified XII (1.00)	351,571.949	7.50	2,636,790
Qualified XII (1.05)	7,244.725	7.50	54,335
Qualified XII (1.10)	23,001.872	7.49	172,284
Qualified XII (1.15)	50,081.783	7.48	374,612
Qualified XII (1.20)	8,312.361	7.48	62,176
Qualified XII (1.25)	26,078.766	7.47	194,808
Qualified XII (1.30)	9.659	7.47	72
Qualified XII (1.35)	102.209	7.46	762
Qualified XII (1.40)	7,577.587	7.45	56,453
Qualified XII (1.45)	416.095	7.45	3,100
Qualified XII (1.50)	38.070	7.44	283
Qualified XV	7,439.667	7.51	55,872
Qualified XVI	19,906.980	7.44	148,108
Qualified XVIII	5,109.106	12.78	65,294
Qualified XXI	14,627.090	7.53	110,142
Qualified XXVI	43.968	7.52	331
Qualified XXVII	182,656.009	11.00	2,009,216
Qualified XXXII	713.853	12.76	9,109
Qualified XXXIV	232.837	7.56	1,760
Qualified XXXVI	3,684.356	7.56	27,854
Qualified XXXVIII	2,015.024	7.63	15,375
Qualified XLIII	551.224	7.55	4,162
Qualified LIV	10,539.481	7.53	79,362
Qualified LVI	37,427.529	7.60	284,449
	2,401,468.284		$ 19,406,851
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	1,448.507	$ 12.80	$ 18,541
ING Opportunistic Large Cap Portfolio - Class I			
Currently payable annuity contracts:	25,396.786	$10.23 to $11.08	$ 269,007
Contracts in accumulation period:			
ING Custom Choice 62	65.736	9.92	652
ING Custom Choice 65	17,599.669	9.76	171,773
ING MAP PLUS NP18	189.524	9.68	1,835
ING MAP PLUS NP35	55.257	9.21	509
Qualified V	174.049	15.70	2,733
Qualified VI	1,690,213.040	16.03	27,094,115

Division/Contract	Units	Unit Value	Extended Value
ING Opportunistic Large Cap Portfolio - Class I			
(continued)			
Qualified VIII	840.451	$ 16.01	$ 13,456
Qualified X (1.15)	134,558.695	16.23	2,183,888
Qualified X (1.25)	119,861.700	16.03	1,921,383
Qualified XII (0.00)	10,896.906	12.24	133,378
Qualified XII (0.05)	31,479.692	17.81	560,653
Qualified XII (0.20)	14,755.560	11.96	176,476
Qualified XII (0.25)	3,678.458	11.89	43,737
Qualified XII (0.30)	214,180.846	11.82	2,531,618
Qualified XII (0.35)	6,800.694	11.75	79,908
Qualified XII (0.40)	88,365.710	17.70	1,564,073
Qualified XII (0.45)	184.936	11.62	2,149
Qualified XII (0.50)	110,890.675	12.34	1,368,391
Qualified XII (0.55)	54,135.544	11.48	621,476
Qualified XII (0.60)	50,606.975	11.42	577,932
Qualified XII (0.65)	108,635.922	11.35	1,233,018
Qualified XII (0.70)	91,995.213	11.28	1,037,706
Qualified XII (0.75)	210,517.545	11.22	2,362,007
Qualified XII (0.80)	288,719.442	12.28	3,545,475
Qualified XII (0.85)	185,914.307	16.86	3,134,515
Qualified XII (0.90)	37,894.844	11.91	451,328
Qualified XII (0.95)	221,643.283	16.65	3,690,361
Qualified XII (1.00)	642,547.497	16.54	10,627,736
Qualified XII (1.05)	38,034.410	16.44	625,286
Qualified XII (1.10)	50,858.952	16.34	831,035
Qualified XII (1.15)	41,177.333	16.23	668,308
Qualified XII (1.20)	18,845.709	16.13	303,981
Qualified XII (1.25)	48,135.365	16.03	771,610
Qualified XII (1.30)	513.587	15.92	8,176
Qualified XII (1.35)	598.261	15.82	9,464
Qualified XII (1.40)	13,602.712	15.72	213,835
Qualified XII (1.45)	3,198.411	15.62	49,959
Qualified XII (1.50)	4,720.113	15.52	73,256
Qualified XV	7,357.368	16.65	122,500
Qualified XVI	46,373.854	15.52	719,722
Qualified XVII	3,509.005	16.03	56,249
Qualified XVIII	14,500.065	16.75	242,876
Qualified XXVI	4,606.397	16.78	77,295
Qualified XXVII	549,177.900	12.37	6,793,331
Qualified XXVIII	255,825.501	12.34	3,156,887
Qualified XXXII	9,296.735	10.08	93,711
Qualified XXXIV	16,197.576	7.14	115,651
Qualified XXXVI	29,686.991	8.94	265,402
Qualified XXXVIII	18,757.128	7.20	135,051
Qualified XLIII	5,550.959	7.13	39,578
Qualified LIV	26,974.645	9.66	260,575
Qualified LVI	102,485.390	9.83	1,007,431
	5,672,783.323		$ 82,042,457

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Currently payable annuity contracts:	15,673.080	$ 12.76	$ 199,989
Contracts in accumulation period:			
Qualified VI	50,519.289	12.54	633,512
Qualified X (1.15)	2,459.566	12.54	30,843
Qualified X (1.25)	3,778.872	12.54	47,387
Qualified XII (0.00)	1,537.482	12.64	19,434
Qualified XII (0.30)	479.021	12.61	6,040
Qualified XII (0.40)	782.202	12.60	9,856
Qualified XII (0.50)	810.512	12.60	10,212
Qualified XII (0.55)	3.408	12.59	43
Qualified XII (0.65)	4,703.891	12.58	59,175
Qualified XII (0.70)	2,214.428	12.58	27,858
Qualified XII (0.75)	2,646.237	12.58	33,290
Qualified XII (0.80)	5,515.488	12.57	69,330
Qualified XII (0.85)	6,996.652	12.57	87,948
Qualified XII (0.90)	1,197.346	12.56	15,039
Qualified XII (0.95)	17,573.923	12.56	220,728
Qualified XII (1.00)	20,614.606	12.56	258,919
Qualified XII (1.05)	329.429	12.55	4,134
Qualified XII (1.10)	6,304.201	12.55	79,118
Qualified XII (1.15)	65.807	12.54	825
Qualified XII (1.20)	919.546	12.54	11,531
Qualified XII (1.25)	4,441.490	12.54	55,696
Qualified XII (1.30)	9.669	12.53	121
Qualified XII (1.35)	30.320	12.53	380
Qualified XII (1.40)	194.129	12.52	2,430
Qualified XII (1.45)	50.225	12.52	629
Qualified XV	480.461	12.56	6,035
Qualified XVI	1.776	12.52	22
Qualified XXVI	33.667	12.58	424
Qualified XXVII	61,488.497	12.47	766,762
Qualified XXXII	532.654	12.54	6,679
Qualified XXXIV	1,118.629	12.56	14,050
Qualified XXXVIII	1,648.124	12.64	20,832
Qualified LIV	1,384.134	12.57	17,399
Qualified LVI	4,410.105	12.62	55,656
	220,948.866		$ 2,772,326
ING Russell™ Large Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP8	3,537.902	$ 12.60	$ 44,578
ING MAP PLUS NP28	34.458	12.52	431
Qualified XII (0.00)	244.998	12.19	2,987
Qualified XII (0.50)	25,106.755	12.15	305,047
	28,924.113		$ 353,043

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	2,745.100	$ 8.10	$ 22,235
ING MAP PLUS NP1	7,681.035	8.27	63,522
ING MAP PLUS NP3	279.337	8.26	2,307
ING MAP PLUS NP10	666.605	8.21	5,473
ING MAP PLUS NP11	26,432.312	8.20	216,745
ING MAP PLUS NP12	5,531.407	8.20	45,358
ING MAP PLUS NP14	4,749.643	8.18	38,852
ING MAP PLUS NP15	2,445.730	8.18	20,006
ING MAP PLUS NP17	4,702.373	8.17	38,418
ING MAP PLUS NP22	3,680.823	8.13	29,925
ING MAP PLUS NP23	4,088.711	8.13	33,241
ING MAP PLUS NP24	1,624.452	8.12	13,191
ING MAP PLUS NP25	8,783.244	8.11	71,232
ING MAP PLUS NP26	1,396.973	8.11	11,329
ING MAP PLUS NP28	725.129	8.09	5,866
Qualified VI	308,593.810	8.10	2,499,610
Qualified XII (0.00)	537.832	8.26	4,442
Qualified XII (0.25)	796.091	8.23	6,552
Qualified XII (0.30)	1,174.217	8.22	9,652
Qualified XII (0.40)	11,086.764	8.21	91,022
Qualified XII (0.50)	142,094.063	8.20	1,165,171
Qualified XII (0.55)	5,152.254	8.19	42,197
Qualified XII (0.60)	4,348.106	8.18	35,568
Qualified XII (0.65)	29,473.405	8.18	241,092
Qualified XII (0.70)	3,626.553	8.17	29,629
Qualified XII (0.75)	32,908.411	8.16	268,533
Qualified XII (0.80)	3,830.007	8.16	31,253
Qualified XII (0.85)	22,723.807	8.15	185,199
Qualified XII (0.90)	8,500.580	8.14	69,195
Qualified XII (0.95)	51,257.210	8.14	417,234
Qualified XII (1.00)	152,019.943	8.13	1,235,922
Qualified XII (1.05)	945.552	8.12	7,678
Qualified XII (1.10)	4,969.590	8.12	40,353
Qualified XII (1.15)	8,500.742	8.11	68,941
Qualified XII (1.20)	5,125.562	8.10	41,517
Qualified XII (1.25)	15,940.809	8.10	129,121
Qualified XII (1.30)	190.619	8.09	1,542
Qualified XII (1.35)	46.842	8.08	378
Qualified XII (1.40)	2,084.384	8.08	16,842
Qualified XII (1.45)	2,120.908	8.07	17,116
Qualified XII (1.50)	839.274	8.06	6,765
Qualified XV	7,032.628	8.14	57,246
Qualified XVI	5,294.909	8.06	42,677
Qualified XXI	271,465.281	8.16	2,215,157
Qualified XXVI	168.796	8.14	1,374
Qualified XXXIV	447.437	8.19	3,665
Qualified XXXVIII	3,959.699	8.26	32,707
Qualified XLIII	338.609	8.18	2,770
Qualified LIV	3,556.086	8.16	29,018
Qualified LVI	3,294.730	8.23	27,116
	1,189,978.384		$ 9,691,954

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
Qualified X (1.15)	1,005.911	$ 11.86	$ 11,930
Qualified X (1.25)	5,624.338	11.85	66,648
	6,630.249		$ 78,578
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP23	4,723.296	$ 11.84	$ 55,924
Qualified VI	61,985.186	11.83	733,285
Qualified XII (0.00)	841.553	11.92	10,031
Qualified XII (0.40)	950.906	11.89	11,306
Qualified XII (0.50)	28,786.921	11.89	342,276
Qualified XII (0.55)	385.936	11.88	4,585
Qualified XII (0.60)	308.351	11.88	3,663
Qualified XII (0.65)	4,201.341	11.87	49,870
Qualified XII (0.70)	404.429	11.87	4,801
Qualified XII (0.75)	1,211.773	11.87	14,384
Qualified XII (0.80)	3,410.396	11.86	40,447
Qualified XII (0.85)	2,500.062	11.86	29,651
Qualified XII (0.90)	259.254	11.85	3,072
Qualified XII (0.95)	8,094.889	11.85	95,924
Qualified XII (1.00)	22,511.564	11.85	266,762
Qualified XII (1.05)	1,493.813	11.84	17,687
Qualified XII (1.10)	10,462.007	11.84	123,870
Qualified XII (1.15)	1,725.559	11.84	20,431
Qualified XII (1.20)	257.549	11.83	3,047
Qualified XII (1.25)	1,765.892	11.83	20,891
Qualified XII (1.30)	25.091	11.82	297
Qualified XII (1.35)	31.984	11.82	378
Qualified XII (1.40)	306.696	11.82	3,625
Qualified XII (1.45)	13.279	11.81	157
Qualified XV	402.734	11.85	4,772
Qualified XVI	1,701.039	11.81	20,089
Qualified XXXIV	325.166	11.85	3,853
Qualified XXXVIII	489.579	11.92	5,836
Qualified XLIII	434.955	11.87	5,163
Qualified LIV	711.370	11.86	8,437
Qualified LVI	3,960.836	11.91	47,174
	164,683.406		$ 1,951,688

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio - **Class S**			
Contracts in accumulation period:			
ING Custom Choice 65	120.553	$ 12.89	$ 1,554
Qualified VI	80,840.958	12.82	1,036,381
Qualified XII (0.00)	166.357	12.92	2,149
Qualified XII (0.30)	929.171	12.90	11,986
Qualified XII (0.40)	3,042.192	12.89	39,214
Qualified XII (0.50)	40,684.286	12.88	524,014
Qualified XII (0.55)	2,001.679	12.88	25,782
Qualified XII (0.60)	2,290.727	12.87	29,482
Qualified XII (0.65)	9,673.198	12.87	124,494
Qualified XII (0.70)	5,336.501	12.86	68,627
Qualified XII (0.75)	5,307.387	12.86	68,253
Qualified XII (0.80)	3,107.868	12.86	39,967
Qualified XII (0.85)	10,011.249	12.85	128,645
Qualified XII (0.90)	1,732.091	12.85	22,257
Qualified XII (0.95)	14,536.624	12.84	186,650
Qualified XII (1.00)	27,968.043	12.84	359,110
Qualified XII (1.05)	211.444	12.84	2,715
Qualified XII (1.10)	1,542.254	12.83	19,787
Qualified XII (1.15)	5,760.797	12.83	73,911
Qualified XII (1.20)	1,124.814	12.82	14,420
Qualified XII (1.25)	4,414.362	12.82	56,592
Qualified XII (1.30)	60.240	12.81	772
Qualified XII (1.40)	1,068.666	12.81	13,690
Qualified XII (1.45)	42.863	12.80	549
Qualified XVI	1,522.407	12.80	19,487
Qualified XVII	3,357.312	12.84	43,108
Qualified XXXIV	419.396	12.85	5,389
Qualified XXXVIII	1,989.200	12.92	25,700
Qualified XLIII	19.740	12.86	254
Qualified LIV	1,100.767	12.86	14,156
Qualified LVI	6,992.188	12.90	90,199
	237,375.334		$ 3,049,294
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	770.699	$ 8.18	$ 6,304
ING MAP PLUS NP1	1,917.148	8.32	15,951
ING MAP PLUS NP11	29.787	8.25	246
ING MAP PLUS NP17	64.326	8.21	528
ING MAP PLUS NP21	2,816.125	8.19	23,064
ING MAP PLUS NP22	230.631	8.18	1,887
ING MAP PLUS NP23	471.958	8.17	3,856
Qualified VI	116,466.384	8.18	952,695
Qualified XII (0.00)	124.806	8.36	1,043
Qualified XII (0.40)	2,136.289	8.30	17,731
Qualified XII (0.50)	1,726.315	8.29	14,311
Qualified XII (0.55)	525.577	8.28	4,352
Qualified XII (0.60)	6,719.112	8.27	55,567

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Index Portfolio - Class I (continued)			
Qualified XII (0.65)	210.821	$ 8.27	$ 1,743
Qualified XII (0.70)	961.332	8.26	7,941
Qualified XII (0.75)	6,649.926	8.25	54,862
Qualified XII (0.80)	15,185.212	8.25	125,278
Qualified XII (0.85)	41,149.314	8.24	339,070
Qualified XII (0.95)	12,373.452	8.23	101,834
Qualified XII (1.00)	61,222.603	8.22	503,250
Qualified XII (1.05)	21.514	8.21	177
Qualified XII (1.10)	234.187	8.20	1,920
Qualified XII (1.15)	5,274.560	8.20	43,251
Qualified XII (1.20)	1,052.987	8.19	8,624
Qualified XII (1.25)	3,690.857	8.18	30,191
Qualified XII (1.40)	248.271	8.16	2,026
Qualified XV	483.192	8.23	3,977
Qualified XVI	584.594	8.15	4,764
Qualified XXI	147,717.187	8.25	1,218,667
Qualified LIV	1,027.217	8.25	8,475
Qualified LVI	1,018.203	8.32	8,471
	433,104.586		$ 3,562,056
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	466.001	$ 8.69	$ 4,050
ING MAP PLUS NP1	1,035.336	8.83	9,142
ING MAP PLUS NP3	260.781	8.82	2,300
ING MAP PLUS NP11	28.291	8.76	248
ING MAP PLUS NP17	3,225.359	8.72	28,125
ING MAP PLUS NP18	60.642	8.71	528
ING MAP PLUS NP21	41.635	8.69	362
ING MAP PLUS NP22	193.579	8.68	1,680
ING MAP PLUS NP23	436.935	8.67	3,788
Qualified VI	89,805.148	8.69	780,407
Qualified XII (0.40)	3,146.984	8.81	27,725
Qualified XII (0.50)	1,542.639	8.79	13,560
Qualified XII (0.55)	2,380.394	8.79	20,924
Qualified XII (0.60)	5,000.998	8.78	43,909
Qualified XII (0.65)	1,950.885	8.77	17,109
Qualified XII (0.70)	1,129.067	8.77	9,902
Qualified XII (0.75)	3,164.412	8.76	27,720
Qualified XII (0.80)	10,941.903	8.75	95,742
Qualified XII (0.85)	28,052.974	8.74	245,183
Qualified XII (0.90)	2,015.335	8.74	17,614
Qualified XII (0.95)	7,676.090	8.73	67,012
Qualified XII (1.00)	55,268.493	8.72	481,941
Qualified XII (1.05)	113.517	8.72	990
Qualified XII (1.10)	7.169	8.71	62
Qualified XII (1.15)	574.310	8.70	4,996
Qualified XII (1.20)	1,481.159	8.69	12,871

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Small Cap Index Portfolio - Class I **(continued)**			
Qualified XII (1.25)	2,900.913	$ 8.69	$ 25,209
Qualified XII (1.40)	228.664	8.66	1,980
Qualified XII (1.45)	3.568	8.66	31
Qualified XVI	10.511	8.65	91
Qualified XXI	15.782	8.75	138
Qualified LIV	920.424	8.75	8,054
Qualified LVI	921.613	8.83	8,138
	225,001.511		$ 1,961,531
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	93,606.273	$12.24 to $24.99	$ 1,400,333
Contracts in accumulation period:			
ING Custom Choice 62	3,249.807	13.34	43,352
ING Custom Choice 65	9,392.890	12.73	119,571
ING MAP PLUS NP6	618.332	13.16	8,137
ING MAP PLUS NP9	1,533.667	13.04	19,999
ING MAP PLUS NP11	2,223.911	12.97	28,844
ING MAP PLUS NP12	1,591.596	12.93	20,579
ING MAP PLUS NP13	4.361	12.89	56
ING MAP PLUS NP14	1,150.563	12.85	14,785
ING MAP PLUS NP15	3,287.807	12.81	42,117
ING MAP PLUS NP16	73.789	12.78	943
ING MAP PLUS NP17	1,845.263	12.74	23,509
ING MAP PLUS NP19	5,030.070	12.66	63,681
ING MAP PLUS NP21	157.625	12.59	1,984
ING MAP PLUS NP22	951.305	12.55	11,939
ING MAP PLUS NP23	32.572	12.51	407
ING MAP PLUS NP24	8,645.057	12.48	107,890
ING MAP PLUS NP25	1,950.180	12.44	24,260
ING MAP PLUS NP26	2,283.790	12.40	28,319
ING MAP PLUS NP27	172.541	12.37	2,134
ING MAP PLUS NP28	2,400.327	12.33	29,596
ING MAP PLUS NP29	3,391.480	12.29	41,681
ING MAP PLUS NP30	181.059	12.26	2,220
Qualified V	204.329	24.48	5,002
Qualified VI	1,202,463.696	24.99	30,049,568
Qualified VIII	358.844	24.96	8,957
Qualified X (1.15)	71,252.326	25.31	1,803,396
Qualified X (1.25)	106,861.261	24.99	2,670,463
Qualified XII (0.00)	9,557.602	19.35	184,940
Qualified XII (0.05)	47,168.018	27.77	1,309,856
Qualified XII (0.20)	14,740.871	18.91	278,750
Qualified XII (0.25)	3,544.964	18.80	66,645
Qualified XII (0.30)	169,567.270	18.69	3,169,212
Qualified XII (0.35)	2,157.535	18.58	40,087
Qualified XII (0.40)	45,121.600	27.60	1,245,356
Qualified XII (0.45)	454.098	18.37	8,342
Qualified XII (0.50)	134,627.405	18.54	2,495,992
Qualified XII (0.55)	66,469.711	18.15	1,206,425

Division/Contract	Units	Unit Value		Extended Value	
ING Small Company Portfolio - Class I (continued)					
Qualified XII (0.60)	69,770.982	$	18.05	$	1,259,366
Qualified XII (0.65)	125,383.334		17.94		2,249,377
Qualified XII (0.70)	94,325.638		17.84		1,682,769
Qualified XII (0.75)	192,450.148		17.74		3,414,066
Qualified XII (0.80)	480,037.300		18.80		9,024,701
Qualified XII (0.85)	167,456.221		26.29		4,402,424
Qualified XII (0.90)	20,351.185		18.12		368,763
Qualified XII (0.95)	161,075.023		25.96		4,181,508
Qualified XII (1.00)	622,412.956		25.79		16,052,030
Qualified XII (1.05)	27,363.193		25.63		701,319
Qualified XII (1.10)	37,413.584		25.47		952,924
Qualified XII (1.15)	50,705.607		25.31		1,283,359
Qualified XII (1.20)	10,297.771		25.15		258,989
Qualified XII (1.25)	24,312.317		24.99		607,565
Qualified XII (1.30)	1,181.669		24.83		29,341
Qualified XII (1.35)	2,137.908		24.67		52,742
Qualified XII (1.40)	6,834.595		24.51		167,516
Qualified XII (1.45)	626.099		24.36		15,252
Qualified XII (1.50)	4,023.454		24.20		97,368
Qualified XV	9,470.355		25.96		245,850
Qualified XVI	36,207.418		24.20		876,220
Qualified XVII	4,114.258		24.99		102,815
Qualified XVIII	3,317.932		26.11		86,631
Qualified XXVI	1,351.346		26.17		35,365
Qualified XXVII	668,262.993		12.58		8,406,748
Qualified XXVIII	161,079.238		13.40		2,158,462
Qualified XXXII	3,863.461		12.99		50,186
Qualified XXXIV	1,909.863		8.35		15,947
Qualified XXXVI	18,035.390		14.55		262,415
Qualified XXXVIII	49,521.193		8.43		417,464
Qualified XLIII	1,094.271		8.35		9,137
Qualified LIV	55,858.026		12.60		703,811
Qualified LVI	71,760.452		12.82		919,969
	5,202,328.975			$	107,671,726
ING Small Company Portfolio - Class S					
Contracts in accumulation period:					
Qualified XXXV	10,926.711	$	10.80	$	118,008

Division/Contract	Units	Unit Value	Extended Value
ING U.S. Bond Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	461.104	$ 10.65	$ 4,911
ING Custom Choice 65	19.430	10.80	210
ING MAP PLUS NP11	535.741	10.75	5,759
ING MAP PLUS NP15	2,916.420	10.71	31,235
ING MAP PLUS NP17	240.647	10.70	2,575
ING MAP PLUS NP21	3,130.551	10.66	33,372
Qualified VI	160,284.100	10.65	1,707,026
Qualified XII (0.00)	740.250	10.87	8,047
Qualified XII (0.30)	7,961.118	10.82	86,139
Qualified XII (0.40)	5,735.758	10.80	61,946
Qualified XII (0.50)	2,626.074	10.78	28,309
Qualified XII (0.55)	24,372.175	10.77	262,488
Qualified XII (0.60)	2,406.979	10.77	25,923
Qualified XII (0.65)	1,918.657	10.76	20,645
Qualified XII (0.70)	2,550.433	10.75	27,417
Qualified XII (0.75)	14,755.262	10.74	158,472
Qualified XII (0.80)	11,857.264	10.73	127,228
Qualified XII (0.85)	6,588.455	10.72	70,628
Qualified XII (0.90)	5,986.130	10.71	64,111
Qualified XII (0.95)	9,145.617	10.70	97,858
Qualified XII (1.00)	76,709.305	10.69	820,022
Qualified XII (1.05)	1,345.867	10.69	14,387
Qualified XII (1.10)	1,640.841	10.68	17,524
Qualified XII (1.15)	3,048.424	10.67	32,527
Qualified XII (1.20)	940.013	10.66	10,021
Qualified XII (1.25)	9,615.190	10.65	102,402
Qualified XII (1.35)	584.536	10.63	6,214
Qualified XII (1.40)	4,548.065	10.62	48,300
Qualified XII (1.45)	1.770	10.62	19
Qualified XVI	860.156	10.61	9,126
Qualified XXI	6.421	10.73	69
Qualified XXVI	14.990	10.71	161
Qualified XXXIV	79.812	10.77	860
Qualified XXXVIII	168.369	10.87	1,830
Qualified XLIII	773.798	10.76	8,326
Qualified LIV	1,489.365	10.73	15,981
Qualified LVI	1,879.340	10.83	20,353
	367,938.427		$ 3,932,421

Division/Contract	Units	Unit Value	Extended Value
ING International Value Portfolio - Class I			
Currently payable annuity contracts:	212,368.530	$ 13.58	$ 2,883,965
Contracts in accumulation period:			
ING Custom Choice 62	1,019.576	13.08	13,336
ING Custom Choice 65	2,749.646	12.06	33,161
ING MAP PLUS NP3	170.886	13.52	2,310
ING MAP PLUS NP10	1,635.074	13.24	21,648
ING MAP PLUS NP11	7,319.739	13.20	96,621
ING MAP PLUS NP12	699.400	13.16	9,204
ING MAP PLUS NP15	4,429.012	13.05	57,799
ING MAP PLUS NP18	318.057	12.93	4,112
ING MAP PLUS NP20	4,241.665	12.86	54,548
ING MAP PLUS NP21	977.265	12.82	12,529
ING MAP PLUS NP22	674.074	12.78	8,615
ING MAP PLUS NP25	718.099	12.67	9,098
ING MAP PLUS NP26	275.717	12.63	3,482
ING MAP PLUS NP27	385.797	12.59	4,857
ING MAP PLUS NP28	22.666	12.56	285
ING MAP PLUS NP30	707.749	12.48	8,833
ING MAP PLUS NP32	198.825	12.41	2,467
ING MAP PLUS NP35	810.759	12.30	9,972
Qualified V	549.674	12.86	7,069
Qualified VI	910,105.600	13.04	11,867,777
Qualified X (1.15)	69,192.224	13.15	909,878
Qualified X (1.25)	183,611.401	13.04	2,394,293
Qualified XII (0.00)	4,699.055	14.49	68,089
Qualified XII (0.10)	30.472	14.37	438
Qualified XII (0.20)	136,230.300	14.25	1,941,282
Qualified XII (0.25)	1,600.276	14.19	22,708
Qualified XII (0.30)	125,108.401	14.13	1,767,782
Qualified XII (0.40)	141,199.187	14.01	1,978,201
Qualified XII (0.50)	202,993.379	13.89	2,819,578
Qualified XII (0.55)	47,774.106	13.83	660,716
Qualified XII (0.60)	46,057.523	13.78	634,673
Qualified XII (0.65)	58,284.015	13.72	799,657
Qualified XII (0.70)	44,887.897	13.66	613,169
Qualified XII (0.75)	71,955.920	13.60	978,601
Qualified XII (0.80)	179,402.029	13.54	2,429,103
Qualified XII (0.85)	3,313,871.201	13.49	44,704,123
Qualified XII (0.90)	12,679.171	13.43	170,281
Qualified XII (0.95)	102,121.842	13.37	1,365,369
Qualified XII (1.00)	669,777.078	13.32	8,921,431
Qualified XII (1.05)	15,162.479	13.26	201,054
Qualified XII (1.10)	18,533.260	13.21	244,824
Qualified XII (1.15)	78,545.628	13.15	1,032,875
Qualified XII (1.20)	16,241.895	13.09	212,606
Qualified XII (1.25)	41,225.700	13.04	537,583
Qualified XII (1.30)	2,988.898	12.98	38,796
Qualified XII (1.35)	237.407	12.93	3,070

Division/Contract	Units	Unit Value	Extended Value
ING International Value Portfolio - Class I (continued)			
Qualified XII (1.40)	3,584.746	$ 12.87	$ 46,136
Qualified XII (1.45)	1,174.474	12.82	15,057
Qualified XII (1.50)	626.140	12.77	7,996
Qualified XIII	911.956	13.37	12,193
Qualified XV	3,942.871	13.37	52,716
Qualified XVI	24,825.078	12.77	317,016
Qualified XVII	640.160	13.04	8,348
Qualified XVIII	9,968.074	13.04	129,984
Qualified XXI	42,101.148	13.54	570,050
Qualified XXVI	1,473.434	13.51	19,906
Qualified XXVIII	823,379.166	14.85	12,227,181
Qualified XXXII	1,597.303	13.37	21,356
Qualified XXXIII (0.65)	47,866.842	13.64	652,904
Qualified XXXIV	2,916.162	7.17	20,909
Qualified XXXVIII	14,325.830	7.23	103,576
Qualified XLIII	1,533.198	7.16	10,978
Qualified LIV	7,476.261	11.94	89,267
Qualified LVI	19,092.875	12.15	231,978
	7,742,224.272		$ 105,099,419
ING International Value Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	26,005.911	$ 10.88	$ 282,944
ING MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	423.012	$ 14.16	$ 5,990
ING Custom Choice 65	2,829.910	13.75	38,911
Qualified VI	350,404.355	12.75	4,467,656
Qualified X (1.15)	6,259.492	12.85	80,434
Qualified X (1.25)	40,168.232	12.75	512,145
Qualified XII (0.00)	866.382	14.17	12,277
Qualified XII (0.30)	46,066.079	13.81	636,173
Qualified XII (0.40)	12,313.348	13.69	168,570
Qualified XII (0.50)	10,928.349	13.58	148,407
Qualified XII (0.55)	10,563.652	13.52	142,821
Qualified XII (0.60)	4,658.537	13.47	62,750
Qualified XII (0.65)	34,192.145	13.41	458,517
Qualified XII (0.70)	6,676.849	13.35	89,136
Qualified XII (0.75)	50,647.295	13.30	673,609
Qualified XII (0.80)	66,790.235	13.24	884,303
Qualified XII (0.85)	40,539.929	13.18	534,316
Qualified XII (0.90)	15,536.184	13.13	203,990
Qualified XII (0.95)	62,178.894	13.07	812,678
Qualified XII (1.00)	149,841.434	13.02	1,950,935
Qualified XII (1.05)	1,171.531	12.96	15,183
Qualified XII (1.10)	13,906.747	12.91	179,536
Qualified XII (1.15)	7,884.300	12.85	101,313
Qualified XII (1.20)	4,821.349	12.80	61,713

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class I			
(continued)			
Qualified XII (1.25)	10,460.825	$ 12.75	$ 133,376
Qualified XII (1.30)	105.950	12.69	1,345
Qualified XII (1.35)	175.491	12.64	2,218
Qualified XII (1.40)	738.255	12.58	9,287
Qualified XII (1.45)	241.181	12.53	3,022
Qualified XV	1,054.510	13.07	13,782
Qualified XVI	9,315.582	12.48	116,258
Qualified XVIII	4,970.204	12.75	63,370
Qualified XXVI	769.188	13.21	10,161
Qualified XXXIV	3,879.614	8.93	34,645
Qualified XXXVIII	12,540.415	9.02	113,115
Qualified XLIII	109.583	8.92	977
Qualified LIV	126.076	13.61	1,716
Qualified LVI	13,735.812	13.85	190,241
	997,890.926		$ 12,934,876
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	22,591.111	$ 12.21	$ 275,837
ING SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	131.901	$ 12.81	$ 1,690
ING Custom Choice 65	268.202	12.57	3,371
Qualified V	67.916	7.98	542
Qualified VI	281,664.692	8.09	2,278,667
Qualified VIII	126.428	8.09	1,023
Qualified X (1.15)	18,869.002	8.16	153,971
Qualified X (1.25)	37,867.799	8.09	306,350
Qualified XII (0.00)	145.000	8.99	1,304
Qualified XII (0.20)	74.732	8.84	661
Qualified XII (0.25)	583.803	8.80	5,137
Qualified XII (0.30)	354,564.789	8.77	3,109,533
Qualified XII (0.40)	4,902.595	8.69	42,604
Qualified XII (0.50)	23,988.521	8.62	206,781
Qualified XII (0.55)	7,999.083	8.58	68,632
Qualified XII (0.60)	17,863.710	8.55	152,735
Qualified XII (0.65)	137,213.723	8.51	1,167,689
Qualified XII (0.70)	4,911.426	8.48	41,649
Qualified XII (0.75)	17,399.719	8.44	146,854
Qualified XII (0.80)	91,859.164	8.40	771,617
Qualified XII (0.85)	33,671.769	8.37	281,833
Qualified XII (0.90)	5,324.759	8.33	44,355
Qualified XII (0.95)	66,415.513	8.30	551,249
Qualified XII (1.00)	256,578.708	8.26	2,119,340
Qualified XII (1.05)	2,897.365	8.23	23,845
Qualified XII (1.10)	7,626.492	8.19	62,461
Qualified XII (1.15)	9,166.241	8.16	74,797
Qualified XII (1.20)	4,542.533	8.12	36,885

Division/Contract	Units	Unit Value	Extended Value
ING SmallCap Opportunities Portfolio - Class I (continued)			
Qualified XII (1.25)	10,305.158	$ 8.09	$ 83,369
Qualified XII (1.30)	147.860	8.06	1,192
Qualified XII (1.40)	2,859.925	7.99	22,851
Qualified XII (1.45)	1,401.537	7.95	11,142
Qualified XV	354.488	8.30	2,942
Qualified XVI	4,983.080	7.92	39,466
Qualified XXVI	533.868	8.39	4,479
Qualified XXXIV	83.508	8.24	688
Qualified XLIII	182.426	8.23	1,501
Qualified LIV	4,297.219	12.44	53,457
Qualified LVI	1,702.505	12.66	21,554
	1,413,577.159		$ 11,898,216
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	5,639.880	$ 10.68	$ 60,234
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	6,065.751	$ 33.21	$ 201,444
Qualified XII (0.50)	186.424	22.49	4,193
Qualified XII (0.55)	4.030	21.28	86
Qualified XII (0.65)	540.338	21.03	11,363
Qualified XII (0.70)	142.804	20.91	2,986
Qualified XII (0.80)	29.552	22.33	660
Qualified XII (0.85)	20.069	31.23	627
Qualified XII (0.90)	675.575	21.65	14,626
Qualified XII (0.95)	100.976	30.80	3,110
Qualified XII (1.00)	227.061	30.59	6,946
Qualified XII (1.15)	41.827	29.97	1,254
Qualified XII (1.25)	50.633	29.57	1,497
Qualified XII (1.40)	0.074	28.97	2
Qualified XII (1.45)	8.623	28.77	248
Qualified XVII	367.060	33.21	12,190
	8,460.797		$ 261,232

Division/Contract	Units	Unit Value		Extended Value	
Janus Aspen Series Enterprise Portfolio - Institutional Shares					
Contracts in accumulation period:					
Qualified VI	10,172.985	$	25.35	$	257,885
Qualified XII (0.30)	318.401		16.31		5,193
Qualified XII (0.45)	0.050		16.03		1
Qualified XII (0.50)	192.051		16.48		3,165
Qualified XII (0.55)	5.116		15.84		81
Qualified XII (0.65)	96.935		15.66		1,518
Qualified XII (0.70)	943.295		15.57		14,687
Qualified XII (0.80)	261.990		16.60		4,349
Qualified XII (0.85)	526.897		17.89		9,426
Qualified XII (0.90)	316.531		16.13		5,106
Qualified XII (0.95)	236.531		17.65		4,175
Qualified XII (1.00)	8.961		17.53		157
Qualified XII (1.20)	574.313		17.06		9,798
Qualified XII (1.45)	14.756		16.49		243
Qualified XII (1.50)	12.787		16.37		209
Qualified XVII	416.944		25.35		10,570
	14,098.543			$	326,563
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares					
Contracts in accumulation period:					
Qualified VI	1,474.286	$	26.20	$	38,626
Qualified X (1.25)	7.868		17.63		139
Qualified XII (0.50)	21.199		19.55		414
Qualified XII (0.55)	22.642		19.08		432
Qualified XII (0.60)	0.229		18.97		4
Qualified XII (0.65)	161.162		18.86		3,040
Qualified XII (0.70)	602.362		18.75		11,294
Qualified XII (0.80)	31.755		18.92		601
Qualified XII (0.85)	21.433		23.12		496
Qualified XII (0.90)	140.746		18.71		2,633
Qualified XII (0.95)	24.121		22.81		550
Qualified XII (1.00)	169.061		22.66		3,831
Qualified XII (1.15)	11.381		22.20		253
Qualified XII (1.50)	7.975		21.16		169
	2,696.220			$	62,482

Division/Contract	Units	Unit Value		Extended Value	
Janus Aspen Series Janus Portfolio - Institutional Shares					
Contracts in accumulation period:					
Qualified VI	3,231.649	$	18.53	$	59,882
Qualified X (1.25)	18.723		19.82		371
Qualified XII (0.50)	203.562		12.07		2,457
Qualified XII (0.55)	7.042		11.32		80
Qualified XII (0.65)	75.430		11.19		844
Qualified XII (0.70)	970.990		11.12		10,797
Qualified XII (0.80)	55.844		12.10		676
Qualified XII (0.85)	32.192		16.73		539
Qualified XII (0.90)	394.275		11.62		4,581
Qualified XII (0.95)	89.401		16.50		1,475
Qualified XII (1.00)	9.534		16.39		156
Qualified XII (1.40)	3.782		15.52		59
Qualified XVII	4.151		18.53		77
Qualified XXXIV	219.986		8.02		1,764
	5,316.561			$	83,758
Janus Aspen Series Worldwide Portfolio - Institutional Shares					
Contracts in accumulation period:					
Qualified VI	5,388.932	$	20.19	$	108,803
Qualified XII (0.45)	0.092		10.60		1
Qualified XII (0.50)	225.303		11.83		2,665
Qualified XII (0.65)	253.698		10.36		2,628
Qualified XII (0.70)	1,044.948		10.30		10,763
Qualified XII (0.80)	985.211		11.97		11,793
Qualified XII (0.85)	97.437		17.46		1,701
Qualified XII (0.90)	639.737		11.58		7,408
Qualified XII (0.95)	77.052		17.22		1,327
Qualified XII (1.00)	252.943		17.11		4,328
Qualified XII (1.15)	63.423		16.76		1,063
Qualified XII (1.20)	158.036		16.64		2,630
Qualified XII (1.50)	4.409		15.98		70
Qualified XVII	828.600		20.19		16,729
	10,019.821			$	171,909

Division/Contract	Units	Unit Value	Extended Value
Lazard U.S. Mid Cap Equity Portfolio - Open Shares			
Contracts in accumulation period:			
ING Custom Choice 62	2,274.820	$ 7.24	$ 16,470
ING MAP PLUS NP8	21,597.634	7.38	159,391
ING MAP PLUS NP17	1,062.351	7.29	7,745
Qualified VI	30,093.269	7.24	217,875
Qualified XII (0.00)	311.557	7.49	2,334
Qualified XII (0.30)	267.627	7.43	1,988
Qualified XII (0.40)	179.908	7.41	1,333
Qualified XII (0.50)	38,124.643	7.39	281,741
Qualified XII (0.55)	1,069.778	7.38	7,895
Qualified XII (0.60)	6,122.602	7.37	45,124
Qualified XII (0.65)	44.227	7.36	326
Qualified XII (0.70)	307.400	7.35	2,259
Qualified XII (0.75)	5,191.170	7.34	38,103
Qualified XII (0.80)	6,122.909	7.33	44,881
Qualified XII (0.85)	17,346.667	7.32	126,978
Qualified XII (0.95)	5,577.911	7.30	40,719
Qualified XII (1.00)	12,202.722	7.29	88,958
Qualified XII (1.05)	10.117	7.28	74
Qualified XII (1.10)	363.276	7.27	2,641
Qualified XII (1.15)	118.910	7.26	863
Qualified XII (1.20)	6,063.708	7.25	43,962
Qualified XII (1.25)	135.659	7.24	982
Qualified XII (1.40)	4.495	7.21	32
Qualified XII (1.50)	2,158.707	7.19	15,521
Qualified XVI	1,327.060	7.19	9,542
Qualified XXVI	554.144	7.34	4,067
Qualified LIV	8.879	7.33	65
	158,642.150		$ 1,161,869
LKCM Aquinas Growth Fund			
Contracts in accumulation period:			
Qualified XII (1.00)	116.906	$ 10.34	$ 1,209
Qualified XII (1.05)	19,791.778	10.31	204,053
Qualified XXXIV	7,377.207	8.65	63,813
	27,285.891		$ 269,075

Division/Contract	Units	Unit Value	Extended Value
Loomis Sayles Small Cap Value Fund - Retail Class			
Contracts in accumulation period:			
Qualified VI	72,170.012	$ 9.08	$ 655,304
Qualified XII (0.40)	2,941.067	9.20	27,058
Qualified XII (0.50)	5,129.923	9.19	47,144
Qualified XII (0.55)	88.137	9.18	809
Qualified XII (0.60)	5,343.303	9.17	48,998
Qualified XII (0.65)	176.265	9.17	1,616
Qualified XII (0.70)	368.516	9.16	3,376
Qualified XII (0.75)	5,763.321	9.15	52,734
Qualified XII (0.80)	4,763.434	9.14	43,538
Qualified XII (0.85)	6,653.196	9.14	60,810
Qualified XII (0.90)	439.054	9.13	4,009
Qualified XII (0.95)	14,220.822	9.12	129,694
Qualified XII (1.00)	43,931.625	9.11	400,217
Qualified XII (1.05)	233.616	9.11	2,128
Qualified XII (1.10)	223.225	9.10	2,031
Qualified XII (1.15)	4,678.938	9.09	42,532
Qualified XII (1.20)	5,929.955	9.08	53,844
Qualified XII (1.25)	1,455.868	9.08	13,219
Qualified XII (1.35)	13.155	9.06	119
Qualified XII (1.40)	532.385	9.05	4,818
Qualified XVI	1,618.958	9.04	14,635
Qualified XXI	94,682.910	9.14	865,402
Qualified XXXVIII	147.134	9.27	1,364
Qualified LIV	691.934	9.14	6,324
Qualified LVI	3,896.537	9.23	35,965
	276,093.290		$ 2,517,688
Lord Abbett Mid-Cap Value Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	7,919.543	$ 10.94	$ 86,640
ING MAP PLUS NP10	4,729.597	10.90	51,553
ING MAP PLUS NP11	3,467.284	10.87	37,689
ING MAP PLUS NP12	2,930.779	10.84	31,770
ING MAP PLUS NP15	16,995.444	10.75	182,701
ING MAP PLUS NP16	11,496.302	10.71	123,125
ING MAP PLUS NP17	8,872.625	10.68	94,760
ING MAP PLUS NP20	9,939.053	10.59	105,255
ING MAP PLUS NP23	131.662	10.49	1,381
ING MAP PLUS NP25	905.661	10.43	9,446
ING MAP PLUS NP28	12,172.827	10.34	125,867
ING MAP PLUS NP30	1,356.524	10.28	13,945
ING MAP PLUS NP32	244.877	10.22	2,503
ING MAP PLUS NP35	914.669	10.13	9,266
Qualified XII (1.00)	14,006.669	12.70	177,885
	96,083.516		$ 1,053,786

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	18,575.951	$ 15.49	$ 287,741
ING MAP PLUS NP11	17,324.470	15.40	266,797
ING MAP PLUS NP12	1,044.798	15.36	16,048
ING MAP PLUS NP14	7,403.386	15.27	113,050
ING MAP PLUS NP17	3,471.857	15.13	52,529
ING MAP PLUS NP20	23,400.724	15.00	351,011
ING MAP PLUS NP21	152.908	14.95	2,286
ING MAP PLUS NP22	381.633	14.91	5,690
ING MAP PLUS NP23	291.235	14.86	4,328
ING MAP PLUS NP28	4,693.723	14.65	68,763
ING MAP PLUS NP29	9,950.948	14.60	145,284
ING MAP PLUS NP30	1,154.025	14.56	16,803
	87,845.658		$ 1,330,330
Lord Abbett Series Fund - Mid-Cap Value Portfolio -			
Class VC			
Currently payable annuity contracts:	67,794.934	$ 11.44	$ 775,574
Contracts in accumulation period:			
ING Custom Choice 62	589.945	10.66	6,289
ING Custom Choice 65	4,058.617	9.71	39,409
Qualified VI	1,486,108.289	11.07	16,451,219
Qualified X (1.15)	57,193.557	11.16	638,280
Qualified X (1.25)	192,648.565	11.07	2,132,620
Qualified XII (0.00)	9,017.950	12.30	110,921
Qualified XII (0.10)	56.604	12.20	691
Qualified XII (0.20)	107.273	12.10	1,298
Qualified XII (0.25)	15.609	12.04	188
Qualified XII (0.30)	284,892.703	11.99	3,415,864
Qualified XII (0.35)	672.180	11.94	8,026
Qualified XII (0.40)	26,703.906	11.89	317,509
Qualified XII (0.50)	107,340.586	11.79	1,265,546
Qualified XII (0.55)	39,404.991	11.74	462,615
Qualified XII (0.60)	17,082.235	11.69	199,691
Qualified XII (0.65)	132,172.100	11.64	1,538,483
Qualified XII (0.70)	51,978.509	11.60	602,951
Qualified XII (0.75)	91,267.114	11.55	1,054,135
Qualified XII (0.80)	106,699.845	11.50	1,227,048
Qualified XII (0.85)	1,405,638.324	11.45	16,094,559
Qualified XII (0.90)	42,976.168	11.40	489,928
Qualified XII (0.95)	272,007.300	11.35	3,087,283
Qualified XII (1.00)	982,771.021	11.30	11,105,313
Qualified XII (1.05)	22,904.016	11.26	257,899
Qualified XII (1.10)	47,684.323	11.21	534,541
Qualified XII (1.15)	47,913.558	11.16	534,715
Qualified XII (1.20)	14,277.951	11.12	158,771
Qualified XII (1.25)	102,003.441	11.07	1,129,178
Qualified XII (1.30)	1,317.803	11.02	14,522
Qualified XII (1.35)	3,620.499	10.98	39,753
Qualified XII (1.40)	7,786.871	10.93	85,111

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio - **Class VC (continued)**			
Qualified XII (1.45)	2,761.893	$ 10.88	$ 30,049
Qualified XII (1.50)	1,229.197	10.84	13,324
Qualified XIII	1,031.101	11.35	11,703
Qualified XV	6,354.667	11.35	72,125
Qualified XVI	44,447.308	10.84	481,809
Qualified XVII	2,939.940	11.07	32,545
Qualified XVIII	2,372.240	11.07	26,261
Qualified XXVI	9,590.115	11.40	109,327
Qualified XXVII	909,112.074	13.99	12,718,478
Qualified XXVIII	795,992.026	12.10	9,631,504
Qualified XXXII	7,775.164	11.15	86,693
Qualified XXXIII (0.65)	32,611.793	13.04	425,258
Qualified XXXIV	1,613.796	7.19	11,603
Qualified XXXVIII	11,641.543	7.25	84,401
Qualified XLIII	1,314.760	7.18	9,440
Qualified LIV	42,024.129	9.60	403,432
Qualified LVI	27,917.242	9.76	272,472
	7,527,435.775		$ 88,200,354
Massachusetts Investors Growth Stock Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	16,921.996	$ 11.29	$ 191,049
ING MAP PLUS NP12	3,517.450	11.19	39,360
ING MAP PLUS NP13	3,377.698	11.16	37,695
ING MAP PLUS NP15	871.231	11.10	9,671
ING MAP PLUS NP17	1,256.491	11.03	13,859
ING MAP PLUS NP20	501.126	10.93	5,477
	26,445.992		$ 297,111
Morgan Stanley U.S. Small Cap Value Portfolio - **Class I**			
Contracts in accumulation period:			
Qualified XLII	180,777.440	$ 9.66	$ 1,746,310
Neuberger Berman Socially Responsive Fund® - Trust **Class**			
Contracts in accumulation period:			
ING MAP PLUS NP6	6,159.998	$ 9.07	$ 55,871
ING MAP PLUS NP8	16,240.331	9.03	146,650
ING MAP PLUS NP11	15,321.419	8.98	137,586
ING MAP PLUS NP12	16,033.660	8.97	143,822
ING MAP PLUS NP13	4,751.398	8.95	42,525
ING MAP PLUS NP15	33,870.893	8.92	302,128
ING MAP PLUS NP16	403.533	8.90	3,591
ING MAP PLUS NP17	3,032.696	8.88	26,930
ING MAP PLUS NP18	2,338.595	8.87	20,743
ING MAP PLUS NP19	72.676	8.85	643
ING MAP PLUS NP20	1,223.738	8.84	10,818
ING MAP PLUS NP24	286.757	8.77	2,515
ING MAP PLUS NP25	3,719.675	8.75	32,547

Division/Contract	Units	Unit Value	Extended Value
Neuberger Berman Socially Responsive Fund® - Trust			
Class (continued)			
ING MAP PLUS NP26	152.797	$ 8.74	$ 1,335
ING MAP PLUS NP28	41.251	8.71	359
Qualified VI	106,032.130	8.80	933,083
Qualified XII (0.00)	125.178	9.22	1,154
Qualified XII (0.30)	1,424.786	9.12	12,994
Qualified XII (0.40)	4,776.780	9.08	43,373
Qualified XII (0.50)	5,036.896	9.05	45,584
Qualified XII (0.55)	15,542.864	9.03	140,352
Qualified XII (0.60)	349.885	9.01	3,152
Qualified XII (0.65)	11,996.050	9.00	107,964
Qualified XII (0.70)	5,321.157	8.98	47,784
Qualified XII (0.75)	9,317.339	8.97	83,577
Qualified XII (0.80)	6,611.838	8.95	59,176
Qualified XII (0.85)	11,604.882	8.93	103,632
Qualified XII (0.90)	4,613.540	8.92	41,153
Qualified XII (0.95)	30,140.403	8.90	268,250
Qualified XII (1.00)	71,251.779	8.88	632,716
Qualified XII (1.05)	3,670.230	8.87	32,555
Qualified XII (1.10)	5,763.931	8.85	51,011
Qualified XII (1.15)	3,637.164	8.83	32,116
Qualified XII (1.20)	1,891.206	8.82	16,680
Qualified XII (1.25)	6,537.067	8.80	57,526
Qualified XII (1.30)	60.456	8.79	531
Qualified XII (1.35)	1,251.971	8.77	10,980
Qualified XII (1.40)	2,006.942	8.75	17,561
Qualified XII (1.45)	11.849	8.74	104
Qualified XV	276.924	8.90	2,465
Qualified XVI	8,632.768	8.72	75,278
Qualified LIV	1,046.404	9.00	9,418
Qualified LVI	1,473.309	9.15	13,481
	424,055.145		$ 3,771,713
New Perspective Fund®, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	115,665.916	$ 14.56	$ 1,684,096
ING MAP PLUS NP4	14,447.660	14.44	208,624
ING MAP PLUS NP6	10,404.683	14.35	149,307
ING MAP PLUS NP8	11,366.321	14.27	162,197
ING MAP PLUS NP9	4,447.928	14.22	63,250
ING MAP PLUS NP11	10,762.271	14.14	152,179
ING MAP PLUS NP12	8,819.133	14.10	124,350
ING MAP PLUS NP13	12.435	14.06	175
ING MAP PLUS NP14	17,758.368	14.02	248,972
ING MAP PLUS NP15	22,292.544	13.97	311,427
ING MAP PLUS NP16	161.012	13.93	2,243
ING MAP PLUS NP17	3,949.870	13.89	54,864
ING MAP PLUS NP18	19,908.604	13.85	275,734
ING MAP PLUS NP19	3,714.993	13.81	51,304
ING MAP PLUS NP20	12,505.048	13.77	172,195

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-3 (continued)			
ING MAP PLUS NP21	8,823.162	$ 13.73	$ 121,142
ING MAP PLUS NP23	799.426	13.65	10,912
ING MAP PLUS NP24	19.170	13.61	261
ING MAP PLUS NP25	2.477	13.57	34
ING MAP PLUS NP26	2,355.477	13.53	31,870
ING MAP PLUS NP27	122.094	13.49	1,647
ING MAP PLUS NP28	1,951.970	13.45	26,254
ING MAP PLUS NP29	35.700	13.41	479
ING MAP PLUS NP30	1,687.609	13.37	22,563
ING MAP PLUS NP32	348.466	13.29	4,631
	272,362.337		$ 3,880,710
New Perspective Fund®, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	4,724.188	$ 14.43	$ 68,170
ING Custom Choice 65	1,960.632	13.60	26,665
Qualified V	208.117	13.91	2,895
Qualified VI	813,928.001	14.04	11,427,549
Qualified XII (0.00)	1,195.231	15.07	18,012
Qualified XII (0.25)	1,108.603	14.86	16,474
Qualified XII (0.30)	191,754.233	14.82	2,841,798
Qualified XII (0.35)	2,128.905	14.78	31,465
Qualified XII (0.40)	29,457.027	14.73	433,902
Qualified XII (0.50)	632,681.554	14.65	9,268,785
Qualified XII (0.55)	33,801.873	14.61	493,845
Qualified XII (0.60)	13,642.780	14.57	198,775
Qualified XII (0.65)	47,848.932	14.53	695,245
Qualified XII (0.70)	29,280.743	14.49	424,278
Qualified XII (0.75)	157,056.483	14.44	2,267,896
Qualified XII (0.80)	211,882.142	14.40	3,051,103
Qualified XII (0.85)	149,704.485	14.36	2,149,756
Qualified XII (0.90)	11,815.156	14.32	169,193
Qualified XII (0.95)	232,590.100	14.28	3,321,387
Qualified XII (1.00)	592,609.582	14.24	8,438,760
Qualified XII (1.05)	6,287.317	14.20	89,280
Qualified XII (1.10)	23,033.364	14.16	326,152
Qualified XII (1.15)	19,204.127	14.12	271,162
Qualified XII (1.20)	12,000.130	14.08	168,962
Qualified XII (1.25)	59,943.801	14.04	841,611
Qualified XII (1.30)	872.482	14.00	12,215
Qualified XII (1.35)	630.337	13.96	8,800
Qualified XII (1.40)	8,802.547	13.92	122,531
Qualified XII (1.45)	567.148	13.88	7,872
Qualified XII (1.50)	1,006.428	13.84	13,929
Qualified XV	1,764.126	14.28	25,192
Qualified XVI	10,862.621	13.84	150,339
Qualified XVII	2,793.136	14.15	39,523
Qualified XXI	268,153.197	14.40	3,861,406
Qualified XXVI	789.579	14.36	11,338

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-4 (continued)			
Qualified XXVII	595,160.398	$ 13.04	$ 7,760,892
Qualified XXXIII (0.65)	3,794.395	14.92	56,612
Qualified XXXVIII	8,156.924	8.43	68,763
Qualified XLIII	81.434	8.34	679
Qualified LIV	14,543.048	13.46	195,749
Qualified LVI	2,953.374	13.68	40,402
	4,200,778.680		$ 59,419,362
Oppenheimer Capital Appreciation Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	1,245.771	$ 10.03	$ 12,495
ING MAP PLUS NP9	17,360.110	10.00	173,601
ING MAP PLUS NP10	41.123	9.97	410
ING MAP PLUS NP12	1,457.883	9.92	14,462
ING MAP PLUS NP14	305.823	9.86	3,015
ING MAP PLUS NP15	19,013.879	9.83	186,906
ING MAP PLUS NP16	273.312	9.80	2,678
ING MAP PLUS NP18	6,717.087	9.74	65,424
ING MAP PLUS NP23	675.064	9.60	6,481
ING MAP PLUS NP26	2,361.134	9.51	22,454
ING MAP PLUS NP28	5,247.724	9.46	49,643
	54,698.910		$ 537,569
Oppenheimer Developing Markets Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	5,025.142	$ 30.19	$ 151,709
ING Custom Choice 65	12,545.270	21.72	272,483
ING MAP PLUS NP1	19,822.119	29.01	575,040
ING MAP PLUS NP3	76.706	28.84	2,212
ING MAP PLUS NP6	13,282.823	28.59	379,756
ING MAP PLUS NP8	1,696.501	28.42	48,215
ING MAP PLUS NP9	17,273.711	28.34	489,537
ING MAP PLUS NP10	2,110.811	28.25	59,630
ING MAP PLUS NP11	2,345.382	28.17	66,069
ING MAP PLUS NP12	1,351.618	28.09	37,967
ING MAP PLUS NP13	13,386.275	28.00	374,816
ING MAP PLUS NP14	4,506.132	27.92	125,811
ING MAP PLUS NP17	13,443.549	27.67	371,983
ING MAP PLUS NP18	1,705.529	27.59	47,056
ING MAP PLUS NP19	4,083.411	27.51	112,335
ING MAP PLUS NP20	9,013.495	27.43	247,240
ING MAP PLUS NP21	3,365.166	27.35	92,037
ING MAP PLUS NP22	214.908	27.27	5,861
ING MAP PLUS NP23	904.963	27.19	24,606
ING MAP PLUS NP24	152.947	27.11	4,146
ING MAP PLUS NP25	542.094	27.03	14,653
ING MAP PLUS NP26	560.212	26.95	15,098
ING MAP PLUS NP27	1,326.555	26.87	35,645
ING MAP PLUS NP28	10,921.538	26.79	292,588
ING MAP PLUS NP29	1,896.864	26.71	50,665

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets Fund - Class A (continued)			
ING MAP PLUS NP30	931.477	$ 26.63	$ 24,805
ING MAP PLUS NP36	4.092	26.16	107
Qualified V	195.913	59.56	11,669
Qualified VI	1,135,349.496	60.46	68,643,231
Qualified XII (0.00)	3,446.292	67.99	234,313
Qualified XII (0.10)	13.980	67.35	942
Qualified XII (0.25)	922.779	66.41	61,282
Qualified XII (0.30)	34,513.005	66.10	2,281,310
Qualified XII (0.40)	57,137.628	65.48	3,741,372
Qualified XII (0.45)	82.308	65.17	5,364
Qualified XII (0.50)	290,951.019	64.87	18,873,993
Qualified XII (0.55)	21,707.065	64.56	1,401,408
Qualified XII (0.60)	12,579.636	64.26	808,367
Qualified XII (0.65)	61,857.742	63.96	3,956,421
Qualified XII (0.70)	91,718.863	63.66	5,838,823
Qualified XII (0.75)	23,489.464	63.36	1,488,292
Qualified XII (0.80)	45,493.352	63.07	2,869,266
Qualified XII (0.85)	143,669.656	62.77	9,018,144
Qualified XII (0.90)	24,570.365	62.48	1,535,156
Qualified XII (0.95)	171,984.565	62.18	10,694,000
Qualified XII (1.00)	624,578.199	61.89	38,655,145
Qualified XII (1.05)	13,795.779	61.60	849,820
Qualified XII (1.10)	21,939.459	61.32	1,345,328
Qualified XII (1.15)	42,527.743	61.03	2,595,468
Qualified XII (1.20)	4,866.241	60.74	295,575
Qualified XII (1.25)	47,303.291	60.46	2,859,957
Qualified XII (1.30)	1,892.439	60.17	113,868
Qualified XII (1.35)	613.280	59.89	36,729
Qualified XII (1.40)	5,626.836	59.61	335,416
Qualified XII (1.45)	1,249.721	59.33	74,146
Qualified XII (1.50)	393.044	59.05	23,209
Qualified XIII	1,292.137	62.18	80,345
Qualified XV	4,807.573	62.18	298,935
Qualified XVI	22,260.133	59.05	1,314,461
Qualified XVII	4,767.690	60.46	288,255
Qualified XXI	29,125.358	63.07	1,836,936
Qualified XXVI	2,434.437	62.44	152,006
Qualified XXVII	1,266,722.216	40.80	51,682,266
Qualified XXXIV	9,476.795	9.22	87,376
Qualified XXXVIII	71,820.227	9.31	668,646
Qualified XLIII	7,544.030	9.22	69,556
Qualified LIV	56,958.736	21.49	1,224,043
Qualified LVI	77,075.912	21.85	1,684,109
	4,581,243.694		$ 241,957,018

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
ING MAP PLUS NP15	81.478	$ 12.93	$ 1,054
ING MAP PLUS NP29	0.044	12.41	1
Qualified VI	5,991.661	20.30	121,631
Qualified X (1.25)	26.170	20.30	531
Qualified XII (0.50)	114.946	22.16	2,547
Qualified XII (0.55)	3.680	21.97	81
Qualified XII (0.60)	19.380	21.84	423
Qualified XII (0.65)	36.815	21.71	799
Qualified XII (0.70)	3,319.890	21.59	71,676
Qualified XII (0.80)	206.010	21.39	4,407
Qualified XII (0.85)	537.856	21.27	11,440
Qualified XII (0.95)	183.416	21.02	3,855
Qualified XII (1.00)	1,064.635	20.90	22,251
Qualified XII (1.10)	124.811	20.66	2,579
Qualified XII (1.15)	373.317	20.54	7,668
Qualified XII (1.25)	152.305	20.30	3,092
Qualified XII (1.40)	0.028	19.94	1
Qualified XII (1.50)	12.741	19.71	251
Qualified XVII	918.123	20.30	18,638
	13,167.306		$ 272,925
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts	9,401.085	$7.57 to $8.56	$ 72,290
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
ING Custom Choice 62	444.803	$ 10.81	$ 4,808
Qualified V	591.557	10.73	6,347
Qualified VI	261,711.498	10.81	2,829,101
Qualified X (1.15)	4,254.076	12.38	52,665
Qualified X (1.25)	17,519.214	12.31	215,662
Qualified XII (0.00)	176.011	11.46	2,017
Qualified XII (0.25)	610.401	11.32	6,910
Qualified XII (0.30)	1,910.926	11.30	21,593
Qualified XII (0.40)	7,363.488	11.24	82,766
Qualified XII (0.50)	22,957.658	11.19	256,896
Qualified XII (0.55)	37,788.583	11.17	422,098
Qualified XII (0.60)	725.864	11.14	8,086
Qualified XII (0.65)	30,580.496	11.11	339,749
Qualified XII (0.70)	5,506.196	11.09	61,064
Qualified XII (0.75)	11,765.209	11.06	130,123
Qualified XII (0.80)	10,670.879	11.04	117,807
Qualified XII (0.85)	46,806.069	11.01	515,335
Qualified XII (0.90)	4,592.985	10.98	50,431
Qualified XII (0.95)	42,136.019	10.96	461,811
Qualified XII (1.00)	135,725.610	10.93	1,483,481
Qualified XII (1.05)	3,873.663	10.91	42,262

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small Cap Fund®/VA **(continued)**			
Qualified XII (1.10)	13,593.722	$ 10.88	$ 147,900
Qualified XII (1.15)	3,606.282	10.86	39,164
Qualified XII (1.20)	2,155.760	10.83	23,347
Qualified XII (1.25)	15,116.400	10.81	163,408
Qualified XII (1.30)	43.777	10.78	472
Qualified XII (1.35)	1,914.778	10.76	20,603
Qualified XII (1.40)	765.712	10.73	8,216
Qualified XII (1.45)	783.873	10.71	8,395
Qualified XIII	23.271	10.96	255
Qualified XV	4,937.499	10.96	54,115
Qualified XVI	7,392.471	10.68	78,952
Qualified XVIII	1,458.227	12.48	18,199
Qualified XXVI	645.396	10.98	7,086
Qualified XXXII	949.455	12.31	11,688
Qualified XXXIV	3,428.407	7.98	27,359
Qualified XXXVIII	6,145.412	8.06	49,532
Qualified XLIII	810.644	7.97	6,461
Qualified LIV	12,236.413	11.17	136,681
Qualified LVI	13,593.149	11.35	154,282
	737,311.853		$ 8,067,127
Oppenheimer MidCap Fund/VA			
Currently payable annuity contracts	3,305.246	$3.61 to $7.21	$ 14,624
Oppenheimer Strategic Bond Fund/VA			
Contracts in accumulation period:			
Qualified VI	1,650.098	$ 16.23	$ 26,781
Qualified XII (0.55)	13.042	17.63	230
Qualified XII (0.60)	0.214	17.52	4
Qualified XII (0.65)	164.639	17.42	2,868
Qualified XII (0.70)	3,648.081	17.32	63,185
Qualified XII (0.85)	227.250	17.01	3,866
Qualified XII (0.95)	29.136	16.81	490
Qualified XII (1.00)	353.835	16.71	5,913
Qualified XII (1.45)	14.754	15.86	234
	6,101.049		$ 103,571

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund			
Contracts in accumulation period:			
ING Custom Choice 62	7,812.415	$ 11.39	$ 88,983
ING MAP PLUS NP1	12,170.534	11.87	144,464
ING MAP PLUS NP8	31,628.400	11.63	367,838
ING MAP PLUS NP9	3.846	11.59	45
ING MAP PLUS NP10	7,165.072	11.56	82,828
ING MAP PLUS NP11	14,314.378	11.52	164,902
ING MAP PLUS NP12	4,875.897	11.49	56,024
ING MAP PLUS NP13	11,711.485	11.46	134,214
ING MAP PLUS NP14	9,994.179	11.42	114,134
ING MAP PLUS NP16	3,194.700	11.35	36,260
ING MAP PLUS NP17	1,385.740	11.32	15,687
ING MAP PLUS NP18	3,464.905	11.29	39,119
ING MAP PLUS NP19	713.129	11.25	8,023
ING MAP PLUS NP20	10,096.603	11.22	113,284
ING MAP PLUS NP23	900.754	11.12	10,016
ING MAP PLUS NP24	126.848	11.09	1,407
ING MAP PLUS NP25	3,016.829	11.06	33,366
ING MAP PLUS NP26	2,817.883	11.02	31,053
ING MAP PLUS NP28	174.464	10.96	1,912
ING MAP PLUS NP30	69.735	10.89	759
Qualified V	260.210	10.49	2,730
Qualified VI	1,020,314.990	10.65	10,866,355
Qualified XII (0.00)	2,130.230	11.98	25,520
Qualified XII (0.30)	7,802.254	11.65	90,896
Qualified XII (0.40)	46,978.611	11.54	542,133
Qualified XII (0.50)	214,681.563	11.43	2,453,810
Qualified XII (0.55)	116,445.284	11.38	1,325,147
Qualified XII (0.60)	5,443.347	11.32	61,619
Qualified XII (0.65)	32,073.067	11.27	361,463
Qualified XII (0.70)	276,305.579	11.22	3,100,149
Qualified XII (0.75)	134,972.817	11.16	1,506,297
Qualified XII (0.80)	41,352.328	11.11	459,424
Qualified XII (0.85)	142,010.608	11.06	1,570,637
Qualified XII (0.90)	28,379.515	11.01	312,458
Qualified XII (0.95)	246,056.902	10.96	2,696,784
Qualified XII (1.00)	1,221,039.401	10.91	13,321,540
Qualified XII (1.05)	23,714.031	10.85	257,297
Qualified XII (1.10)	26,223.894	10.80	283,218
Qualified XII (1.15)	36,074.931	10.75	387,806
Qualified XII (1.20)	8,500.250	10.70	90,953
Qualified XII (1.25)	69,764.746	10.65	742,995
Qualified XII (1.30)	3,008.324	10.60	31,888
Qualified XII (1.35)	961.526	10.55	10,144
Qualified XII (1.40)	19,063.841	10.50	200,170
Qualified XII (1.45)	1,734.457	10.45	18,125
Qualified XII (1.50)	960.388	10.40	9,988
Qualified XVI	30,871.356	10.40	321,062

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund (continued)			
Qualified XVII	1,007.192	$ 10.65	$ 10,727
Qualified XXI	12,946.431	11.11	143,835
Qualified XXVI	1,732.707	11.00	19,060
Qualified XXVII	1,035,188.005	10.93	11,314,605
Qualified XXXIV	1,527.478	8.31	12,693
Qualified XXXVIII	5,166.933	8.39	43,351
Qualified XLIII	299.202	8.30	2,483
Qualified LIV	8,325.539	10.78	89,749
Qualified LVI	4,943.054	10.96	54,176
	4,953,898.787		$ 54,185,605
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
ING Custom Choice 62	5,497.739	$ 12.43	$ 68,337
ING Custom Choice 65	1,417.157	12.20	17,289
ING MAP PLUS NP6	9,009.822	12.36	111,361
ING MAP PLUS NP9	479.700	12.29	5,896
ING MAP PLUS NP10	4,365.129	12.27	53,560
ING MAP PLUS NP11	9,823.031	12.24	120,234
ING MAP PLUS NP12	53.634	12.22	655
ING MAP PLUS NP13	933.358	12.20	11,387
ING MAP PLUS NP14	31,228.727	12.18	380,366
ING MAP PLUS NP15	14,833.857	12.15	180,231
ING MAP PLUS NP17	448.729	12.11	5,434
ING MAP PLUS NP18	90.557	12.09	1,095
ING MAP PLUS NP22	10,563.002	12.00	126,756
ING MAP PLUS NP26	125.758	11.91	1,498
ING MAP PLUS NP28	5,690.652	11.87	67,548
ING MAP PLUS NP29	87.492	11.84	1,036
Qualified VI	1,515,334.972	12.68	19,214,447
Qualified X (1.15)	51,249.608	12.34	632,420
Qualified X (1.25)	159,058.500	12.27	1,951,648
Qualified XII (0.00)	39,532.629	13.61	538,039
Qualified XII (0.05)	214,563.471	13.57	2,911,626
Qualified XII (0.25)	878.028	13.42	11,783
Qualified XII (0.30)	25,399.656	13.38	339,847
Qualified XII (0.35)	2,179.305	13.34	29,072
Qualified XII (0.40)	247,264.095	13.31	3,291,085
Qualified XII (0.50)	862,846.917	13.23	11,415,465
Qualified XII (0.55)	79,059.392	13.19	1,042,793
Qualified XII (0.60)	23,083.274	13.16	303,776
Qualified XII (0.65)	71,711.093	13.12	940,850
Qualified XII (0.70)	66,790.859	13.08	873,624
Qualified XII (0.75)	649,055.365	13.04	8,463,682
Qualified XII (0.80)	137,907.674	13.01	1,794,179
Qualified XII (0.85)	288,706.416	12.97	3,744,522
Qualified XII (0.90)	46,669.757	12.93	603,440
Qualified XII (0.95)	288,202.598	12.90	3,717,814
Qualified XII (1.00)	2,286,826.483	12.86	29,408,589

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Administrative Class (continued)			
Qualified XII (1.05)	26,578.459	$ 12.82	$ 340,736
Qualified XII (1.10)	34,569.307	12.79	442,141
Qualified XII (1.15)	46,515.008	12.75	593,066
Qualified XII (1.20)	16,211.635	12.71	206,050
Qualified XII (1.25)	117,674.365	12.68	1,492,111
Qualified XII (1.30)	5,514.514	12.64	69,703
Qualified XII (1.35)	429.155	12.61	5,412
Qualified XII (1.40)	12,381.305	12.57	155,633
Qualified XII (1.45)	146.982	12.54	1,843
Qualified XII (1.50)	858.746	12.50	10,734
Qualified XV	9,721.426	12.90	125,406
Qualified XVI	41,522.319	12.50	519,029
Qualified XVII	1,443.294	12.78	18,445
Qualified XVIII	16,905.876	12.44	210,309
Qualified XXI	19,772.380	13.01	257,239
Qualified XXVI	1,238.714	12.96	16,054
Qualified XXVIII	1,304,222.237	11.57	15,089,851
Qualified XXXII	403.515	12.27	4,951
Qualified XXXIII (0.65)	8,382.813	12.86	107,803
Qualified XXXIV	919.313	11.21	10,305
Qualified XXXVIII	18,458.963	11.32	208,955
Qualified XLIII	854.757	11.20	9,573
Qualified LIV	15,492.930	12.07	187,000
Qualified LVI	21,682.056	12.27	266,039
	8,872,868.505		$ 112,729,772
Pioneer High Yield Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	127,479.176	$ 12.86	$ 1,639,382
ING MAP PLUS NP4	10,192.225	12.74	129,849
ING MAP PLUS NP6	22,627.344	12.67	286,688
ING MAP PLUS NP8	26,914.082	12.60	339,117
ING MAP PLUS NP9	33,186.815	12.56	416,826
ING MAP PLUS NP10	13,715.439	12.52	171,717
ING MAP PLUS NP11	14,250.294	12.48	177,844
ING MAP PLUS NP12	226.657	12.45	2,822
ING MAP PLUS NP13	519.956	12.41	6,453
ING MAP PLUS NP14	14,680.019	12.37	181,592
ING MAP PLUS NP15	17,502.776	12.34	215,984
ING MAP PLUS NP16	4,906.245	12.30	60,347
ING MAP PLUS NP17	7,468.562	12.26	91,565
ING MAP PLUS NP18	11,648.592	12.23	142,462
ING MAP PLUS NP19	3,654.496	12.19	44,548
ING MAP PLUS NP20	25,932.783	12.16	315,343
ING MAP PLUS NP21	11,399.378	12.12	138,160
ING MAP PLUS NP22	1,369.333	12.08	16,542
ING MAP PLUS NP23	2,405.170	12.05	28,982
ING MAP PLUS NP24	1,391.210	12.01	16,708
ING MAP PLUS NP25	9,932.516	11.98	118,992

Division/Contract	Units	Unit Value		Extended Value	
Pioneer High Yield Fund - Class A (continued)					
ING MAP PLUS NP26	277.443	$	11.94	$	3,313
ING MAP PLUS NP28	7,240.626		11.87		85,946
ING MAP PLUS NP29	459.360		11.84		5,439
ING MAP PLUS NP30	1,052.366		11.80		12,418
ING MAP PLUS NP32	2,106.799		11.73		24,713
ING MAP PLUS NP36	105.460		11.60		1,223
	372,645.122			$	4,674,975
Pioneer Emerging Markets VCT Portfolio - Class I					
Contracts in accumulation period:					
ING Custom Choice 62	3,270.908	$	9.06	$	29,634
ING Custom Choice 65	3,535.056		9.27		32,770
ING MAP PLUS NP8	1,386.167		9.21		12,767
ING MAP PLUS NP11	3,061.364		9.17		28,073
ING MAP PLUS NP13	1,035.738		9.15		9,477
ING MAP PLUS NP15	1,658.338		9.12		15,124
ING MAP PLUS NP18	3,722.295		9.08		33,798
ING MAP PLUS NP22	965.718		9.04		8,730
ING MAP PLUS NP23	32.449		9.02		293
ING MAP PLUS NP24	77.107		9.01		695
ING MAP PLUS NP26	111.556		8.99		1,003
ING MAP PLUS NP28	206.417		8.96		1,849
Qualified VI	888,247.219		9.06		8,047,520
Qualified XII (0.00)	3,202.336		9.37		30,006
Qualified XII (0.05)	29,101.299		9.36		272,388
Qualified XII (0.25)	18,362.337		9.31		170,953
Qualified XII (0.30)	38,887.124		9.29		361,261
Qualified XII (0.40)	32,784.424		9.27		303,912
Qualified XII (0.45)	447.673		9.26		4,145
Qualified XII (0.50)	393,991.926		9.25		3,644,425
Qualified XII (0.55)	9,463.314		9.23		87,346
Qualified XII (0.60)	6,514.035		9.22		60,059
Qualified XII (0.65)	11,567.389		9.21		106,536
Qualified XII (0.70)	17,408.855		9.20		160,161
Qualified XII (0.75)	307,385.324		9.18		2,821,797
Qualified XII (0.80)	166,219.687		9.17		1,524,235
Qualified XII (0.85)	163,138.447		9.16		1,494,348
Qualified XII (0.90)	11,220.950		9.15		102,672
Qualified XII (0.95)	162,854.421		9.13		1,486,861
Qualified XII (1.00)	498,946.427		9.12		4,550,391
Qualified XII (1.05)	9,941.683		9.11		90,569
Qualified XII (1.10)	24,935.014		9.10		226,909
Qualified XII (1.15)	24,517.228		9.09		222,862
Qualified XII (1.20)	2,721.209		9.07		24,681
Qualified XII (1.25)	45,739.159		9.06		414,397
Qualified XII (1.30)	9.138		9.05		83
Qualified XII (1.35)	1,274.282		9.04		11,520
Qualified XII (1.40)	4,513.694		9.03		40,759
Qualified XII (1.45)	259.007		9.01		2,334

Division/Contract	Units	Unit Value	Extended Value
Pioneer Emerging Markets VCT Portfolio - Class I (continued)			
Qualified XII (1.50)	38.099	$ 9.00	$ 343
Qualified XV	2,316.883	9.13	21,153
Qualified XVI	21,319.966	9.00	191,880
Qualified XVII	1,113.166	9.06	10,085
Qualified XXVI	2,886.260	9.18	26,496
Qualified XXXIV	2,031.690	7.14	14,506
Qualified XXXVIII	16,886.399	7.21	121,751
Qualified XLIII	3,495.415	7.13	24,922
Qualified LIV	17,040.072	9.17	156,257
Qualified LVI	47,077.175	9.32	438,759
	3,006,921.839		$ 27,443,495
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	614.698	$ 12.54	$ 7,708
Qualified V	822.004	12.02	9,880
Qualified VI	424,205.499	12.13	5,145,613
Qualified X (1.15)	26,897.564	12.26	329,764
Qualified X (1.25)	30,403.244	12.20	370,920
Qualified XII (0.00)	177.899	13.03	2,318
Qualified XII (0.25)	1,810.998	12.84	23,253
Qualified XII (0.30)	44,346.912	12.81	568,084
Qualified XII (0.35)	122.206	12.77	1,561
Qualified XII (0.40)	18,191.801	12.73	231,582
Qualified XII (0.50)	8,069.438	12.66	102,159
Qualified XII (0.55)	16,452.707	12.63	207,798
Qualified XII (0.60)	24,980.513	12.59	314,505
Qualified XII (0.65)	22,810.247	12.55	286,269
Qualified XII (0.70)	11,164.699	12.52	139,782
Qualified XII (0.75)	13,133.125	12.48	163,901
Qualified XII (0.80)	23,447.052	12.45	291,916
Qualified XII (0.85)	43,502.726	12.41	539,869
Qualified XII (0.90)	29,339.210	12.38	363,219
Qualified XII (0.95)	90,535.581	12.34	1,117,209
Qualified XII (1.00)	631,048.891	12.31	7,768,212
Qualified XII (1.05)	13,212.075	12.27	162,112
Qualified XII (1.10)	12,418.286	12.24	152,000
Qualified XII (1.15)	17,456.458	12.20	212,969
Qualified XII (1.20)	3,434.794	12.17	41,801
Qualified XII (1.25)	36,256.891	12.13	439,796
Qualified XII (1.35)	440.112	12.06	5,308
Qualified XII (1.40)	6,009.767	12.03	72,297
Qualified XII (1.45)	740.561	12.00	8,887
Qualified XII (1.50)	582.785	11.96	6,970
Qualified XV	1,386.961	12.34	17,115
Qualified XVI	24,190.319	11.96	289,316
Qualified XVIII	1,126.514	12.36	13,924
Qualified XXVI	2,066.246	12.41	25,642
Qualified XXXII	208.736	12.20	2,547
Qualified XXXIV	6,035.837	10.09	60,902

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield VCT Portfolio - Class I (continued)			
Qualified XXXVIII	14,622.472	$ 10.19	$ 149,003
Qualified XLIII	305.865	10.08	3,083
Qualified LIV	3,879.833	12.18	47,256
Qualified LVI	11,719.056	12.38	145,082
	1,618,170.582		$ 19,841,532
Premier VIT OpCap Mid Cap Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	106.301	$ 7.73	$ 822
ING MAP PLUS NP4	319.436	7.91	2,527
ING MAP PLUS NP6	5,222.180	7.88	41,151
ING MAP PLUS NP11	4,084.250	7.83	31,980
ING MAP PLUS NP15	8,718.056	7.79	67,914
ING MAP PLUS NP21	1,546.299	7.73	11,953
ING MAP PLUS NP28	34.059	7.66	261
Qualified VI	170,027.984	7.73	1,314,316
Qualified XII (0.00)	293.476	7.99	2,345
Qualified XII (0.25)	954.868	7.94	7,582
Qualified XII (0.30)	45,293.831	7.93	359,180
Qualified XII (0.40)	12,617.172	7.91	99,802
Qualified XII (0.50)	99,276.433	7.88	782,298
Qualified XII (0.55)	5,581.048	7.87	43,923
Qualified XII (0.60)	1,935.969	7.86	15,217
Qualified XII (0.65)	4,084.761	7.85	32,065
Qualified XII (0.70)	11,487.403	7.84	90,061
Qualified XII (0.75)	34,080.731	7.83	266,852
Qualified XII (0.80)	10,686.123	7.82	83,565
Qualified XII (0.85)	71,191.215	7.81	556,003
Qualified XII (0.90)	834.673	7.80	6,510
Qualified XII (0.95)	39,061.077	7.79	304,286
Qualified XII (1.00)	367,042.117	7.78	2,855,588
Qualified XII (1.05)	1,646.853	7.77	12,796
Qualified XII (1.10)	763.680	7.76	5,926
Qualified XII (1.15)	1,210.631	7.75	9,382
Qualified XII (1.20)	660.298	7.74	5,111
Qualified XII (1.25)	8,822.700	7.73	68,199
Qualified XII (1.30)	10.276	7.72	79
Qualified XII (1.35)	3,702.619	7.71	28,547
Qualified XII (1.40)	75.773	7.70	583
Qualified XII (1.50)	439.104	7.68	3,372
Qualified XV	1,717.408	7.79	13,379
Qualified XVI	5,319.635	7.68	40,855
Qualified XXI	3,731.522	7.82	29,181
Qualified XXVI	1,180.983	7.83	9,247
Qualified LIV	5,243.570	7.82	41,005
Qualified LVI	7,184.345	7.95	57,116
	936,188.859		$ 7,300,979

Division/Contract	Units	Unit Value	Extended Value
RiverSource® Diversified Equity Income Fund - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP6	20,137.915	$ 7.85	$ 158,083
ING MAP PLUS NP9	1,559.284	7.83	12,209
ING MAP PLUS NP15	2,089.896	7.80	16,301
ING MAP PLUS NP17	1,785.174	7.78	13,889
ING MAP PLUS NP23	4,187.932	7.74	32,415
	29,760.201		$ 232,897
RiverSource® Diversified Equity Income Fund - Class R-4			
Contracts in accumulation period:			
Qualified VI	88,603.649	$ 7.76	$ 687,564
Qualified XII (0.30)	32,561.557	7.88	256,585
Qualified XII (0.40)	13,828.649	7.87	108,831
Qualified XII (0.50)	8,607.167	7.86	67,652
Qualified XII (0.55)	7,243.940	7.85	56,865
Qualified XII (0.65)	13,149.585	7.84	103,093
Qualified XII (0.70)	2,079.379	7.83	16,282
Qualified XII (0.75)	17,563.402	7.83	137,521
Qualified XII (0.80)	15,905.330	7.82	124,380
Qualified XII (0.85)	37,926.471	7.81	296,206
Qualified XII (0.95)	18,921.929	7.80	147,591
Qualified XII (1.00)	31,964.024	7.79	249,000
Qualified XII (1.05)	954.539	7.79	7,436
Qualified XII (1.10)	2,262.848	7.78	17,605
Qualified XII (1.15)	1,018.291	7.77	7,912
Qualified XII (1.20)	42.889	7.77	333
Qualified XII (1.25)	10,471.439	7.76	81,258
Qualified XII (1.30)	6.854	7.75	53
Qualified XII (1.35)	2,525.053	7.75	19,569
Qualified XII (1.50)	988.691	7.73	7,643
Qualified XIII	965.249	7.80	7,529
Qualified XVI	2,691.054	7.73	20,802
Qualified XXI	68,063.295	7.82	532,255
Qualified XXXVIII	2,644.101	7.92	20,941
Qualified LIV	31,563.850	7.82	246,829
Qualified LVI	22.155	7.89	175
	412,575.390		$ 3,221,910

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
SMALLCAP World Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	70.191	$ 8.27	$ 580
Qualified VI	116,360.813	8.27	962,304
Qualified XII (0.00)	78.258	8.44	660
Qualified XII (0.25)	162.358	8.40	1,364
Qualified XII (0.30)	2,107.023	8.40	17,699
Qualified XII (0.40)	18,329.394	8.38	153,600
Qualified XII (0.50)	2,796.661	8.37	23,408
Qualified XII (0.55)	29.557	8.36	247
Qualified XII (0.60)	9,843.738	8.35	82,195
Qualified XII (0.65)	1,383.193	8.35	11,550
Qualified XII (0.70)	2,558.131	8.34	21,335
Qualified XII (0.75)	17,078.490	8.33	142,264
Qualified XII (0.80)	7,510.330	8.33	62,561
Qualified XII (0.85)	3,192.556	8.32	26,562
Qualified XII (0.90)	4,016.190	8.31	33,375
Qualified XII (0.95)	25,038.442	8.31	208,069
Qualified XII (1.00)	85,579.475	8.30	710,310
Qualified XII (1.05)	1,719.860	8.29	14,258
Qualified XII (1.10)	6,047.486	8.29	50,134
Qualified XII (1.15)	6,229.428	8.28	51,580
Qualified XII (1.20)	37.770	8.27	312
Qualified XII (1.25)	7,243.815	8.27	59,906
Qualified XII (1.40)	19.337	8.25	160
Qualified XII (1.50)	960.383	8.23	7,904
Qualified XV	151.207	8.31	1,257
Qualified XVI	626.119	8.23	5,153
Qualified XXXIV	855.049	8.36	7,148
Qualified XXXVIII	85.091	8.44	718
Qualified XLIII	30.419	8.35	254
Qualified LIV	2,806.191	8.33	23,376
Qualified LVI	2,063.681	8.40	17,335
	325,010.636		$ 2,697,578
T. Rowe Price Mid-Cap Value Fund - R Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	153.095	$ 14.20	$ 2,174
ING MAP PLUS NP8	5,819.572	13.99	81,416
ING MAP PLUS NP9	16,975.809	13.95	236,813
ING MAP PLUS NP12	759.454	13.83	10,503
ING MAP PLUS NP14	24,615.231	13.75	338,459
ING MAP PLUS NP19	4,402.692	13.55	59,656
ING MAP PLUS NP20	18,488.965	13.51	249,786
ING MAP PLUS NP21	322.393	13.47	4,343
ING MAP PLUS NP22	270.968	13.43	3,639
ING MAP PLUS NP23	374.164	13.39	5,010
ING MAP PLUS NP27	576.601	13.23	7,628
	72,758.944		$ 999,427

Division/Contract	Units	Unit Value	Extended Value
T. Rowe Price Value Fund - Advisor Class			
Contracts in accumulation period:			
Qualified XII (1.00)	11,821.940	$ 9.21	$ 108,880
Templeton Foreign Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	4,584.848	$ 14.02	$ 64,280
ING MAP PLUS NP9	4,513.833	13.98	63,103
ING MAP PLUS NP10	14,080.502	13.94	196,282
ING MAP PLUS NP11	11,162.109	13.89	155,042
ING MAP PLUS NP12	1,992.555	13.85	27,597
ING MAP PLUS NP13	31.878	13.81	440
ING MAP PLUS NP14	403.463	13.77	5,556
ING MAP PLUS NP16	16,245.255	13.69	222,398
ING MAP PLUS NP17	3,637.957	13.65	49,658
ING MAP PLUS NP18	13,106.609	13.61	178,381
ING MAP PLUS NP20	1,659.838	13.53	22,458
ING MAP PLUS NP22	87.019	13.45	1,170
ING MAP PLUS NP23	2,532.658	13.41	33,963
ING MAP PLUS NP26	201.093	13.29	2,673
ING MAP PLUS NP28	7,685.603	13.21	101,527
ING MAP PLUS NP29	1,024.855	13.18	13,508
ING MAP PLUS NP30	453.049	13.14	5,953
ING MAP PLUS NP32	177.187	13.06	2,314
	83,580.311		$ 1,146,303
Templeton Global Bond Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	13,970.021	$ 17.06	$ 238,329
ING Custom Choice 65	626.254	15.40	9,644
Qualified V	19,362.403	16.64	322,190
Qualified VI	2,445,056.823	16.79	41,052,504
Qualified XII (0.00)	5,067.451	27.54	139,558
Qualified XII (0.10)	5.256	27.31	144
Qualified XII (0.25)	3,224.572	26.97	86,967
Qualified XII (0.30)	56,271.697	26.86	1,511,458
Qualified XII (0.35)	996.880	26.74	26,657
Qualified XII (0.40)	152,510.301	26.63	4,061,349
Qualified XII (0.50)	768,873.154	26.41	20,305,940
Qualified XII (0.55)	43,000.508	26.29	1,130,483
Qualified XII (0.60)	34,294.087	26.18	897,819
Qualified XII (0.65)	59,288.212	26.07	1,545,644
Qualified XII (0.70)	68,133.261	25.96	1,768,739
Qualified XII (0.75)	638,291.998	25.85	16,499,848
Qualified XII (0.80)	103,251.305	25.74	2,657,689
Qualified XII (0.85)	292,953.126	17.18	5,032,935
Qualified XII (0.90)	40,252.341	25.53	1,027,642
Qualified XII (0.95)	588,105.494	17.08	10,044,842
Qualified XII (1.00)	2,191,367.839	17.03	37,318,994
Qualified XII (1.05)	51,996.877	16.98	882,907

Division/Contract	Units	Unit Value	Extended Value
Templeton Global Bond Fund - Class A (continued)			
Qualified XII (1.10)	44,154.122	$ 16.94	$ 747,971
Qualified XII (1.15)	89,901.687	16.89	1,518,439
Qualified XII (1.20)	15,900.987	16.84	267,773
Qualified XII (1.25)	135,706.771	16.79	2,278,517
Qualified XII (1.35)	6,163.456	16.70	102,930
Qualified XII (1.40)	12,037.499	16.65	200,424
Qualified XII (1.45)	1,256.263	16.60	20,854
Qualified XII (1.50)	893.092	16.56	14,790
Qualified XIII	2,398.680	17.08	40,969
Qualified XV	6,107.407	17.08	104,315
Qualified XVI	65,785.683	16.56	1,089,411
Qualified XVII	4,221.291	16.92	71,424
Qualified XXI	25,641.474	17.23	441,803
Qualified XXVI	3,998.980	17.17	68,662
Qualified XXXIV	4,690.234	12.50	58,628
Qualified XXXVIII	24,557.764	12.62	309,919
Qualified XLIII	1,623.145	12.49	20,273
Qualified LIV	64,156.736	15.24	977,749
Qualified LVI	46,050.612	15.49	713,324
	8,132,145.743		$ 155,610,457
Van Kampen Small Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	5,598.949	$ 12.91	$ 72,282
Diversified Value Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP8	6,030.902	$ 11.87	$ 71,587
ING MAP PLUS NP29	1,114.240	11.18	12,457
	7,145.142		$ 84,044
Equity Income Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP11	11,334.015	$ 11.27	$ 127,734
ING MAP PLUS NP14	251.235	11.17	2,806
ING MAP PLUS NP15	3,393.780	11.14	37,807
ING MAP PLUS NP17	4,193.417	11.08	46,463
ING MAP PLUS NP29	988.055	10.71	10,582
	20,160.502		$ 225,392
Small Company Growth Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP8	952.295	$ 10.94	$ 10,418
ING MAP PLUS NP13	1,805.752	10.79	19,484
ING MAP PLUS NP14	3,085.314	10.76	33,198
ING MAP PLUS NP17	192.071	10.67	2,049
ING MAP PLUS NP29	2,710.565	10.31	27,946
	8,745.997		$ 93,095

Division/Contract	Units	Unit Value	Extended Value
Wanger International			
Contracts in accumulation period:			
ING Custom Choice 62	678.636	$ 8.33	$ 5,653
ING Custom Choice 65	2,398.651	8.52	20,437
ING MAP PLUS NP6	2,572.665	8.51	21,893
ING MAP PLUS NP8	13,250.764	8.48	112,366
ING MAP PLUS NP9	2,446.470	8.47	20,722
ING MAP PLUS NP12	199.488	8.44	1,684
ING MAP PLUS NP13	927.549	8.43	7,819
ING MAP PLUS NP15	1,629.319	8.41	13,703
ING MAP PLUS NP17	504.589	8.38	4,228
ING MAP PLUS NP18	1,501.324	8.37	12,566
ING MAP PLUS NP21	2,091.199	8.34	17,441
ING MAP PLUS NP22	157.861	8.33	1,315
ING MAP PLUS NP26	109.873	8.28	910
ING MAP PLUS NP28	982.120	8.26	8,112
Qualified VI	291,123.911	8.33	2,425,062
Qualified XII (0.00)	620.559	8.61	5,343
Qualified XII (0.05)	4,592.377	8.61	39,540
Qualified XII (0.10)	94.936	8.59	816
Qualified XII (0.25)	474.078	8.55	4,053
Qualified XII (0.30)	8,016.296	8.54	68,459
Qualified XII (0.40)	17,370.813	8.52	147,999
Qualified XII (0.50)	480,499.545	8.50	4,084,246
Qualified XII (0.55)	7,544.711	8.48	63,979
Qualified XII (0.60)	1,260.715	8.47	10,678
Qualified XII (0.65)	7,388.714	8.46	62,509
Qualified XII (0.70)	8,064.008	8.45	68,141
Qualified XII (0.75)	187,427.084	8.44	1,581,885
Qualified XII (0.80)	74,098.363	8.43	624,649
Qualified XII (0.85)	111,338.097	8.42	937,467
Qualified XII (0.90)	4,078.094	8.41	34,297
Qualified XII (0.95)	51,832.248	8.39	434,873
Qualified XII (1.00)	338,139.589	8.38	2,833,610
Qualified XII (1.05)	2,461.956	8.37	20,607
Qualified XII (1.10)	5,578.841	8.36	46,639
Qualified XII (1.15)	11,101.522	8.35	92,698
Qualified XII (1.20)	3,515.369	8.34	29,318
Qualified XII (1.25)	20,190.921	8.33	168,190
Qualified XII (1.30)	8.043	8.32	67
Qualified XII (1.35)	138.836	8.31	1,154
Qualified XII (1.40)	489.713	8.29	4,060
Qualified XII (1.45)	351.693	8.28	2,912
Qualified XII (1.50)	937.297	8.27	7,751
Qualified XV	2,217.989	8.39	18,609
Qualified XVI	6,155.457	8.27	50,906
Qualified XVII	990.432	8.33	8,250
Qualified XXI	10,905.892	8.43	91,937
Qualified XXVI	1,021.941	8.44	8,625

Division/Contract	Units	Unit Value	Extended Value
Wanger International (continued)			
Qualified XXXIV	68.166	$ 7.60	$ 518
Qualified XXXVIII	2,199.764	7.67	16,872
Qualified XLIII	99.813	7.59	758
Qualified LIV	15,733.813	8.43	132,636
Qualified LVI	6,432.251	8.56	55,060
	1,714,014.355		$ 14,434,022
Wanger Select			
Contracts in accumulation period:			
ING Custom Choice 62	2,936.395	$ 13.53	$ 39,729
ING Custom Choice 65	1,455.685	13.22	19,244
Qualified V	122.869	13.01	1,599
Qualified VI	1,197,490.607	13.12	15,711,077
Qualified X (1.15)	37,077.301	13.70	507,959
Qualified X (1.25)	49,112.553	13.63	669,404
Qualified XII (0.00)	3,722.513	14.09	52,450
Qualified XII (0.05)	191,467.132	14.06	2,692,028
Qualified XII (0.10)	15.877	14.01	222
Qualified XII (0.25)	1,264.904	13.89	17,570
Qualified XII (0.30)	110,640.221	13.85	1,532,367
Qualified XII (0.35)	1,393.812	13.81	19,249
Qualified XII (0.40)	21,711.942	13.77	298,973
Qualified XII (0.50)	770,788.960	13.69	10,552,101
Qualified XII (0.55)	97,753.295	13.66	1,335,310
Qualified XII (0.60)	5,107.763	13.62	69,568
Qualified XII (0.65)	559,972.845	13.58	7,604,431
Qualified XII (0.70)	66,123.845	13.54	895,317
Qualified XII (0.75)	229,138.070	13.50	3,093,364
Qualified XII (0.80)	52,757.371	13.46	710,114
Qualified XII (0.85)	294,721.678	13.43	3,958,112
Qualified XII (0.90)	16,337.111	13.39	218,754
Qualified XII (0.95)	206,583.714	13.35	2,757,893
Qualified XII (1.00)	932,386.683	13.31	12,410,067
Qualified XII (1.05)	12,367.323	13.27	164,114
Qualified XII (1.10)	23,548.550	13.24	311,783
Qualified XII (1.15)	36,490.217	13.20	481,671
Qualified XII (1.20)	7,401.831	13.16	97,408
Qualified XII (1.25)	47,807.239	13.12	627,231
Qualified XII (1.30)	300.565	13.09	3,934
Qualified XII (1.35)	412.579	13.05	5,384
Qualified XII (1.40)	5,175.018	13.01	67,327
Qualified XII (1.45)	175.008	12.98	2,272
Qualified XII (1.50)	1,273.192	12.94	16,475
Qualified XV	2,127.236	13.35	28,399
Qualified XVI	22,138.617	12.94	286,474
Qualified XVII	7.899	13.23	105
Qualified XVIII	3,704.010	13.81	51,152
Qualified XXI	24,390.718	13.46	328,299
Qualified XXVI	2,188.166	13.42	29,365

Division/Contract	Units	Unit Value	Extended Value
Wanger Select (continued)			
Qualified XXXIII (0.65)	3,456.064	$ 14.00	$ 48,385
Qualified XXXIV	2,709.977	7.93	21,490
Qualified XXXVIII	8,455.045	8.01	67,725
Qualified XLIII	1,129.061	7.92	8,942
Qualified LIV	42,809.570	13.08	559,949
Qualified LVI	23,091.427	13.29	306,885
	5,121,242.458		$ 68,681,671
Wanger USA			
Contracts in accumulation period:			
ING Custom Choice 62	1,694.809	$ 12.00	$ 20,338
ING MAP PLUS NP11	111.707	13.36	1,492
Qualified V	22.846	11.69	267
Qualified VI	440,069.046	11.80	5,192,815
Qualified X (1.15)	5,914.973	12.42	73,464
Qualified X (1.25)	28,912.560	12.35	357,070
Qualified XII (0.05)	43,271.061	12.64	546,946
Qualified XII (0.10)	36.597	12.59	461
Qualified XII (0.25)	449.580	12.48	5,611
Qualified XII (0.30)	57,103.379	12.45	710,937
Qualified XII (0.40)	23,234.241	12.38	287,640
Qualified XII (0.50)	201,002.202	12.31	2,474,337
Qualified XII (0.55)	21,191.747	12.27	260,023
Qualified XII (0.60)	10,920.595	12.24	133,668
Qualified XII (0.65)	93,492.380	12.20	1,140,607
Qualified XII (0.70)	63,317.100	12.17	770,569
Qualified XII (0.75)	49,093.404	12.13	595,503
Qualified XII (0.80)	11,529.638	12.10	139,509
Qualified XII (0.85)	145,349.616	12.07	1,754,370
Qualified XII (0.90)	3,959.567	12.03	47,634
Qualified XII (0.95)	57,775.825	12.00	693,310
Qualified XII (1.00)	612,093.497	11.96	7,320,638
Qualified XII (1.05)	1,393.276	11.93	16,622
Qualified XII (1.10)	20,138.109	11.90	239,643
Qualified XII (1.15)	10,951.774	11.86	129,888
Qualified XII (1.20)	4,803.329	11.83	56,823
Qualified XII (1.25)	36,277.007	11.80	428,069
Qualified XII (1.30)	543.190	11.76	6,388
Qualified XII (1.35)	197.078	11.73	2,312
Qualified XII (1.40)	4,252.511	11.70	49,754
Qualified XII (1.45)	5,342.132	11.66	62,289
Qualified XII (1.50)	912.699	11.63	10,615
Qualified XV	434.323	12.00	5,212
Qualified XVI	12,176.067	11.63	141,608
Qualified XXI	9,967.965	12.10	120,612
Qualified XXVI	1,754.961	12.06	21,165
Qualified XXXIV	353.023	8.23	2,905
Qualified XXXVIII	9,423.538	8.31	78,310
Qualified XLIII	150.741	8.22	1,239
Qualified LIV	20,958.728	11.06	231,804
Qualified LVI	5,161.337	11.25	58,065
	2,015,738.158		$ 24,190,532

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	21,463.699	$ 10.73	$ 230,305
ING MAP PLUS NP8	5,604.330	10.51	58,902
ING MAP PLUS NP9	45,167.353	10.48	473,354
ING MAP PLUS NP11	42,548.684	10.42	443,357
ING MAP PLUS NP12	3,739.297	10.39	38,851
ING MAP PLUS NP13	277.803	10.36	2,878
ING MAP PLUS NP14	43,729.863	10.33	451,729
ING MAP PLUS NP15	62,876.520	10.30	647,628
ING MAP PLUS NP16	24,340.211	10.27	249,974
ING MAP PLUS NP17	8,479.323	10.24	86,828
ING MAP PLUS NP18	11,335.607	10.21	115,737
ING MAP PLUS NP19	5,980.361	10.18	60,880
ING MAP PLUS NP20	42,606.045	10.15	432,451
ING MAP PLUS NP21	50,036.709	10.12	506,371
ING MAP PLUS NP22	4,211.381	10.09	42,493
ING MAP PLUS NP23	12.420	10.06	125
ING MAP PLUS NP24	961.690	10.03	9,646
ING MAP PLUS NP25	3.188	10.00	32
ING MAP PLUS NP26	1,164.596	9.97	11,611
ING MAP PLUS NP27	498.467	9.94	4,955
ING MAP PLUS NP28	3,232.283	9.91	32,032
ING MAP PLUS NP29	21,044.783	9.88	207,922
ING MAP PLUS NP30	5,688.147	9.85	56,028
ING MAP PLUS NP32	863.967	9.80	8,467
	405,866.727		$ 4,172,556

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}, Inc. -			
Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	7,600.876	$ 10.47	$ 79,581
ING Custom Choice 65	43.946	10.29	452
Qualified V	2,169.674	10.16	22,044
Qualified VI	1,879,255.131	10.25	19,262,365
Qualified XII (0.00)	1,622.655	11.00	17,849
Qualified XII (0.25)	226.261	10.85	2,455
Qualified XII (0.30)	163,758.303	10.82	1,771,865
Qualified XII (0.40)	79,484.138	10.76	855,249
Qualified XII (0.50)	64,871.480	10.70	694,125
Qualified XII (0.55)	44,348.652	10.67	473,200
Qualified XII (0.60)	46,145.254	10.64	490,986
Qualified XII (0.65)	177,188.456	10.61	1,879,970
Qualified XII (0.70)	79,483.878	10.58	840,939
Qualified XII (0.75)	185,005.229	10.55	1,951,805
Qualified XII (0.80)	782,031.318	10.52	8,226,969
Qualified XII (0.85)	325,085.125	10.49	3,410,143
Qualified XII (0.90)	67,204.868	10.46	702,963
Qualified XII (0.95)	388,051.081	10.43	4,047,373
Qualified XII (1.00)	1,150,808.638	10.40	11,968,410
Qualified XII (1.05)	26,705.705	10.37	276,938
Qualified XII (1.10)	87,673.824	10.34	906,547
Qualified XII (1.15)	60,161.615	10.31	620,266
Qualified XII (1.20)	23,824.578	10.28	244,917
Qualified XII (1.25)	187,502.640	10.25	1,921,902
Qualified XII (1.30)	5.188	10.22	53
Qualified XII (1.35)	6,715.739	10.19	68,433
Qualified XII (1.40)	35,645.182	10.16	362,155
Qualified XII (1.45)	1,925.066	10.13	19,501
Qualified XIII	251.184	10.43	2,620
Qualified XV	7,229.105	10.43	75,400
Qualified XVI	34,697.894	10.11	350,796
Qualified XVII	12,731.991	10.33	131,521
Qualified XXI	97.977	10.52	1,031
Qualified XXVI	1,343.742	10.48	14,082
Qualified XXVII	1,250,276.155	9.93	12,415,242
Qualified XXXIV	5,577.945	7.60	42,392
Qualified XXXVIII	23,762.814	7.67	182,261
Qualified XLIII	527.204	7.59	4,001
Qualified LIV	49,353.467	10.18	502,418
Qualified LVI	15,249.438	10.35	157,832
	7,275,643.416		$ 74,999,051
Wells Fargo Advantage Small Cap Value Fund -			
Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	8,243.480	$ 10.71	$ 88,288

ING Custom Choice 62

Group Contracts issued in connection with ING Custom Choice Special Pay product at 125 basis point charge.

ING Custom Choice 65

Group Contracts issued in connection with ING Custom Choice Original and Value product at 40 basis point charge.

ING Educator's Direct

Group Contracts issued in connection with ING Educator's Direct 403(b) program in Delaware at a zero basis point charge, effective in 2009.

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 95 basis point charge.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXVI

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

Qualified XXXIV

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at 90 basis point charge.

Qualified XXXV

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

Qualified XXXVI

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

Qualified XXXVIII

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

Qualified XLII

Group Contracts issued in connection with ING Custom Choice Original and Value product at a zero basis point charge.

Qualified XLIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 75 basis point charge.

Qualified LIV

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

Qualified LVI

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM Mid Cap Core Equity Fund - Class A												
2009	179	$12.24	to	$14.98	$2,312	0.16%	0.00%	to	1.60%	28.13%	to	29.73%
2008	23	$9.81	to	$11.62	$232	0.80%	0.30%	to	1.60%	-28.60%	to	-27.91%
2007	19	$13.74	to	$16.18	$270	1.19%	0.65%	to	1.60%	8.75%	to	9.19%
2006	18	$12.67	to	$14.87	$234	0.76%	0.65%	to	1.70%	9.99%	to	10.40%
2005	16	$11.62	to	$13.52	$188	-	0.65%	to	1.60%	5.73%	to	6.77%
AIM Small Cap Growth Fund - Class A												
2009	3		$11.58		$31	-		1.00%			33.26%	
2008	2		$8.69		$20	-		1.00%			-39.40%	
2007	2		$14.34		$34	-		1.00%			10.22%	
2006	1		$13.01		$17	-		1.00%			13.23%	
2005	1		$11.49		$8	0.25%		1.00%			7.18%	
AIM Global Health Care Fund - Investor Class												
2009	5	$30.63	to	$32.10	$164	-	0.55%	to	1.60%	25.43%	to	26.73%
2008	5	$24.42	to	$25.33	$122	-	0.55%	to	1.60%	-29.52%	to	-28.79%
2007	4	$34.39	to	$35.57	$144	-	0.65%	to	2.00%	9.62%	to	10.12%
2006	4	$31.61	to	$31.99	$114	-	0.90%	to	1.70%	3.36%	to	3.43%
2005	2	$30.81	to	$30.93	$68	(a)	0.90%	to	1.65%		(a)	
AIM V.I. Capital Appreciation Fund - Series I Shares												
2009	2,705	$4.78	to	$9.73	$20,643	0.61%	0.00%	to	1.50%	19.20%	to	21.14%
2008	2,795	$4.01	to	$8.14	$17,871	-	0.00%	to	1.50%	-43.39%	to	-42.52%
2007	2,976	$7.08	to	$14.33	$33,456	-	0.00%	to	1.50%	10.28%	to	11.95%
2006	3,257	$6.42	to	$12.36	$32,996	0.07%	0.00%	to	1.50%	4.72%	to	6.35%
2005	2,001	$6.22	to	$11.61	$19,374	0.06%	0.00%	to	1.50%	0.10%	to	8.80%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Core Equity Fund - Series I Shares												
2009	4,159	$7.53	to	$12.96	$38,603	1.79%	0.00%	to	1.95%	25.79%	to	28.38%
2008	4,319	$5.93	to	$10.25	$31,654	2.26%	0.00%	to	1.95%	-31.20%	to	-30.12%
2007	4,536	$8.58	to	$14.75	$48,225	1.11%	0.00%	to	1.50%	6.45%	to	8.04%
2006	5,005	$8.01	to	$13.60	$49,719	0.66%	0.00%	to	1.50%	15.02%	to	16.80%
2005	3,691	$6.93	to	$11.81	$31,783	1.36%	0.00%	to	1.50%	3.66%	to	5.23%
Alger Green Fund - Class A												
2009	91	$8.26	to	$13.24	$1,064	(e)	0.00%	to	1.50%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
AllianceBernstein Growth and Income Fund, Inc. - Class A												
2009	21	$9.07	to	$9.60	$196	1.17%	0.60%	to	1.55%	19.03%	to	20.15%
2008	19	$7.62	to	$7.94	$146	2.26%	0.70%	to	1.55%	-41.57%	to	-41.19%
2007	9	$13.01	to	$13.50	$120	1.08%	0.70%	to	1.65%	3.75%	to	4.39%
2006	5	$12.54	to	$12.76	$65	1.35%	1.05%	to	1.65%		15.48%	
2005	4	$10.98	to	$10.99	$42	(f)	1.20%	to	1.25%		(f)	
AllianceBernstein Growth and Income Portfolio - Class A												
2009	44	$9.79	to	$9.92	$434	3.98%	1.00%	to	1.25%	19.39%	to	19.52%
2008	45	$8.20	to	$8.30	$371	2.17%	1.00%	to	1.25%	-41.39%	to	-41.18%
2007	46	$13.99	to	$14.11	$645	1.66%	1.00%	to	1.25%	3.78%	to	4.06%
2006	41	$13.48	to	$13.56	$557	1.74%	1.00%	to	1.25%	15.91%	to	15.97%
2005	22	$11.63	to	$11.65	$260	1.29%	1.15%	to	1.25%		3.56%	
Allianz NFJ Dividend Value Fund - Class A												
2009	11		$12.21		$134	(e)		1.00%			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Allianz NFJ Large-Cap Value Fund - Institutional Class												
2009	165	$6.99	to	$7.13	$1,179	3.07%	0.00%	to	1.25%	14.78%	to	16.12%
2008	95	$6.09	to	$6.14	$580	(d)	0.00%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Allianz NFJ Small-Cap Value Fund - Class A												
2009	39	$13.88	to	$14.77	$563	2.22%	0.60%	to	1.65%	22.70%	to	23.19%
2008	29	$11.64	to	$12.02	$336	1.27%	0.55%	to	1.20%	-27.34%	to	-27.09%
2007	28	$16.02	to	$16.30	$454	1.93%	0.75%	to	1.20%	4.84%	to	5.30%
2006	31	$15.28	to	$15.50	$477	1.87%	0.70%	to	1.20%	17.18%	to	17.59%
2005	30	$13.04	to	$13.14	$398	3.10%	0.80%	to	1.20%		9.33%	
Amana Growth Fund												
2009	546	$9.55	to	$12.44	$5,651	-	0.00%	to	1.50%		32.34%	
2008	5		$7.36		$36	(d)		0.05%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Amana Income Fund												
2009	976	$9.83	to	$12.44	$10,356	1.23%	0.00%	to	1.55%		23.52%	
2008	6		$8.12		$46	(d)		0.05%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
American Balanced Fund® - Class R-3												
2009	524	$10.63	to	$11.58	$5,796	2.47%	0.00%	to	1.45%	18.97%	to	20.75%
2008	439	$8.96	to	$9.59	$4,066	2.93%	0.00%	to	1.40%	-26.93%	to	-25.95%
2007	506	$12.24	to	$12.95	$6,361	2.43%	0.00%	to	1.45%	4.70%	to	5.95%
2006	422	$11.66	to	$12.12	$5,014	2.18%	0.20%	to	1.55%	9.69%	to	11.20%
2005	340	$10.63	to	$10.89	$3,656	2.07%	0.25%	to	1.55%	1.43%	to	2.54%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Century Inflation-Adjusted Bond Fund - Investor Class												
2009	846	$10.67	to	$10.78	$9,060	(e)	0.00%	to	1.65%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
American Century Income & Growth Fund - A Class												
2009	523	$8.89	to	$27.50	$4,656	1.84%		1.00%		16.36%	to	16.43%
2008	484	$7.64	to	$23.62	$3,705	1.55%		1.00%		-35.46%	to	-35.42%
2007	471	$11.83	to	$36.60	$5,597	1.28%	1.00%	to	1.10%	-1.62%	to	-1.50%
2006	495	$12.01	to	$37.17	$5,990	1.59%	1.00%	to	1.10%	15.59%	to	15.70%
2005	539	$10.38	to	$31.95	$5,629	1.78%	1.00%	to	1.10%	3.36%	to	3.49%
Ariel Appreciation Fund												
2009	55	$10.58	to	$11.46	$622	0.20%	0.75%	to	2.10%	59.58%	to	61.70%
2008	57	$6.63	to	$7.09	$395	0.62%	0.75%	to	2.10%	-41.99%	to	-41.32%
2007	49	$11.43	to	$11.96	$578	0.50%	0.95%	to	2.10%	-3.27%	to	-2.29%
2006	52	$11.91	to	$12.24	$629	0.05%	0.95%	to	1.90%	8.87%	to	9.87%
2005	35	$10.94	to	$11.16	$394	0.34%	0.85%	to	1.90%	1.47%	to	2.01%
Ariel Fund												
2009	124	$9.68	to	$10.51	$1,271	-	0.70%	to	2.10%	60.42%	to	62.23%
2008	101	$6.14	to	$6.51	$638	1.36%	0.60%	to	1.80%	-49.17%	to	-48.54%
2007	68	$11.93	to	$12.65	$838	0.40%	0.60%	to	2.10%	-3.52%	to	-2.40%
2006	52	$12.51	to	$12.91	$660	-	0.70%	to	1.80%	8.48%	to	9.22%
2005	46	$11.56	to	$11.73	$537	0.58%	0.95%	to	1.70%	-0.43%	to	-0.34%
Artisan International Fund - Investor Shares												
2009	233	$7.64	to	$13.31	$1,829	1.95%	0.00%	to	1.50%	37.66%	to	39.75%
2008	57	$5.55	to	$5.82	$324	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares												
2009	21	$12.58	to	$12.99	$263	(e)	0.40%	to	1.40%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
The Bond Fund of America[SM], Inc. - Class R-4												
2009	604	$9.82	to	$10.07	$5,982	4.37%	0.00%	to	1.50%	13.13%	to	14.82%
2008	222	$8.68	to	$8.77	$1,929	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Calvert Social Balanced Portfolio												
2009	2,270	$8.44	to	$28.29	$42,394	2.14%	0.00%	to	1.50%	23.43%	to	25.38%
2008	2,367	$6.80	to	$22.80	$35,890	2.51%	0.00%	to	1.95%	-32.37%	to	-31.38%
2007	2,618	$12.00	to	$33.54	$59,468	2.34%	0.00%	to	1.50%	1.21%	to	2.75%
2006	2,925	$11.75	to	$32.97	$65,397	2.25%	0.00%	to	1.50%	7.14%	to	8.80%
2005	3,274	$11.39	to	$30.61	$66,533	1.77%	0.00%	to	1.50%	4.07%	to	5.61%
Capital World Growth & Income Fund[SM], Inc. - Class R-3												
2009	1	$12.84	to	$12.85	$14	(e)	0.50%	to	0.55%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
Columbia[SM] Acorn Fund® - Class Z												
2009	275	$8.74	to	$8.92	$2,451	0.31%	0.00%	to	1.25%	37.85%	to	39.59%
2008	126	$6.34	to	$6.39	$807	(d)	0.00%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia Mid Cap Value Fund - Class A												
2009	371	$7.90	to	$8.11	$2,961	0.84%	0.00%	to	1.60%	30.15%	to	32.30%
2008	258	$6.07	to	$6.13	$1,575	(d)	0.00%	to	1.55%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Columbia Mid Cap Value Fund - Class Z												
2009	161	$8.04	to	$8.14	$1,314	1.07%	0.00%	to	0.80%	31.59%	to	32.57%
2008	91	$6.11	to	$6.14	$561	(d)	0.00%	to	0.80%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
CRM Mid Cap Value Fund - Investor Shares												
2009	6	$12.15	to	$12.17	$70	(e)	0.45%	to	0.70%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
DWS Equity 500 Index Fund - Class S												
2009	21		$11.89		$247	1.93%		1.00%			25.03%	
2008	18		$9.51		$168	2.02%		1.00%			-37.72%	
2007	15		$15.27		$228	2.03%		1.00%			4.30%	
2006	11		$14.64		$167	1.85%		1.00%			14.46%	
2005	5		$12.79		$66	-		1.00%			3.65%	
Eaton Vance Large-Cap Value Fund - Class R												
2009	1		$12.21		$13	(e)	0.50%	to	0.55%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
EuroPacific Growth Fund® - Class R-3												
2009	721	$14.98	to	$16.61	$11,577	1.76%	0.00%	to	1.75%	36.31%	to	38.65%
2008	622	$10.99	to	$11.98	$7,252	1.89%	0.00%	to	1.75%	-41.76%	to	-40.69%
2007	486	$18.87	to	$20.20	$9,594	2.23%	0.00%	to	1.75%	16.70%	to	18.27%
2006	225	$16.29	to	$16.91	$3,767	1.95%	0.25%	to	1.55%	19.60%	to	21.13%
2005	87	$13.62	to	$13.96	$1,208	1.93%	0.25%	to	1.55%	19.09%	to	20.14%
EuroPacific Growth Fund® - Class R-4												
2009	15,890	$8.12	to	$16.80	$247,037	2.00%	0.00%	to	1.50%	37.08%	to	39.25%
2008	13,832	$5.88	to	$12.16	$155,758	2.22%	0.00%	to	1.50%	-41.44%	to	-40.56%
2007	11,118	$9.92	to	$20.24	$212,894	2.15%	0.00%	to	1.50%	17.11%	to	18.85%
2006	8,654	$14.58	to	$17.16	$141,230	2.13%	0.00%	to	1.50%	20.03%	to	21.40%
2005	4,523	$12.09	to	$14.26	$61,647	2.63%	0.40%	to	1.50%	19.25%	to	20.43%
Evergreen Special Values Fund - Class A												
2009	4,381	$8.26	to	$20.79	$82,713	0.41%	0.00%	to	1.55%	27.90%	to	29.91%
2008	4,235	$6.42	to	$16.03	$62,156	1.09%	0.00%	to	1.55%	-32.80%	to	-31.95%
2007	4,354	$12.72	to	$23.16	$94,562	1.21%	0.30%	to	1.55%	-9.51%	to	-8.57%
2006	4,425	$15.03	to	$24.96	$105,934	0.42%	0.50%	to	1.55%	19.54%	to	20.78%
2005	3,781	$12.57	to	$20.60	$75,301	0.93%	0.55%	to	1.55%	8.74%	to	9.85%
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2009	15,503	$7.06	to	$24.68	$263,715	2.20%	0.00%	to	2.15%	27.38%	to	30.20%
2008	16,023	$5.46	to	$19.17	$213,311	2.47%	0.00%	to	2.15%	-43.84%	to	-42.62%
2007	17,821	$13.07	to	$33.82	$426,528	1.84%	0.00%	to	2.15%	-0.38%	to	1.55%
2006	18,954	$13.23	to	$33.70	$455,731	3.30%	0.00%	to	1.95%	17.81%	to	20.16%
2005	19,555	$11.23	to	$28.36	$401,206	1.61%	0.00%	to	1.95%	4.15%	to	5.90%
Fidelity® VIP Growth Portfolio - Initial Class												
2009	13,653	$6.55	to	$22.19	$190,848	0.43%	0.00%	to	1.85%	25.83%	to	28.29%
2008	14,257	$5.14	to	$17.49	$159,095	0.83%	0.00%	to	1.85%	-48.12%	to	-47.17%
2007	15,005	$13.28	to	$33.50	$329,714	0.83%	0.00%	to	1.85%	24.81%	to	26.93%
2006	16,905	$10.60	to	$26.69	$295,822	0.40%	0.00%	to	1.65%	5.20%	to	6.89%
2005	19,931	$9.98	to	$25.27	$329,184	0.51%	0.00%	to	1.80%	3.98%	to	5.79%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP High Income Portfolio - Initial Class												
2009	828	$10.80	to	$11.79	$9,003	9.19%	0.95%	to	1.50%	41.88%	to	42.48%
2008	657	$7.58	to	$8.31	$5,016	8.83%	0.95%	to	1.50%	-26.13%	to	-25.69%
2007	735	$10.20	to	$11.25	$7,556	8.27%	1.00%	to	1.50%	1.26%	to	1.78%
2006	767	$10.04	to	$11.11	$7,752	8.35%	1.00%	to	1.50%	9.57%	to	10.12%
2005	647	$9.12	to	$9.19	$6,022	14.48%	1.00%	to	1.10%	1.56%	to	1.77%
Fidelity® VIP Overseas Portfolio - Initial Class												
2009	2,527	$6.90	to	$18.33	$35,651	2.07%	0.00%	to	1.50%	24.57%	to	26.52%
2008	2,600	$5.50	to	$14.49	$29,665	2.56%	0.00%	to	1.50%	-44.66%	to	-43.84%
2007	2,877	$13.33	to	$25.80	$60,698	3.37%	0.00%	to	1.50%	15.56%	to	17.27%
2006	2,821	$11.47	to	$22.00	$51,710	0.89%	0.00%	to	1.50%	16.32%	to	18.09%
2005	2,828	$9.82	to	$18.63	$44,759	0.65%	0.00%	to	1.50%	5.21%	to	19.04%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2009	40,206	$7.59	to	$32.46	$970,509	1.37%	0.00%	to	2.15%	32.82%	to	35.75%
2008	39,866	$5.64	to	$24.16	$722,264	1.02%	0.00%	to	2.15%	-43.75%	to	-29.20%
2007	40,117	$14.19	to	$42.45	$1,311,557	0.95%	0.00%	to	2.15%	-6.90%	to	17.56%
2006	40,979	$12.07	to	$36.46	$1,176,582	1.31%	0.00%	to	1.95%	9.57%	to	11.73%
2005	37,845	$12.96	to	$32.97	$1,008,057	0.26%	0.00%	to	1.95%	14.84%	to	16.95%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2009	4,173	$22.64	to	$22.84	$95,244	2.48%	0.95%	to	1.00%	25.36%	to	25.43%
2008	4,127	$18.05	to	$18.22	$75,139	2.23%	0.95%	to	1.00%	-37.63%	to	-37.62%
2007	4,341	$28.94	to	$29.21	$126,698	3.67%	1.00%	to	1.10%	4.29%	to	4.40%
2006	4,609	$27.75	to	$27.98	$128,845	1.65%	1.00%	to	1.10%	14.43%	to	14.58%
2005	4,779	$24.25	to	$24.42	$116,615	1.72%	1.00%	to	1.10%	3.72%	to	3.78%
Fidelity® VIP Mid Cap Portfolio - Initial Class												
2009	1,163		$11.99		$13,948	0.73%		-			40.07%	
2008	935		$8.56		$8,006	0.55%		-			-39.42%	
2007	706		$14.13		$9,972	0.92%		-			15.63%	
2006	446		$12.22		$5,451	(b)		-			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class												
2009	979	$20.40	to	$20.58	$20,099	2.41%	0.95%	to	1.00%	27.83%	to	27.90%
2008	968	$15.95	to	$16.10	$15,560	3.00%	0.95%	to	1.00%		-29.42%	
2007	889	$22.60	to	$22.81	$20,260	6.08%	1.00%	to	1.10%	14.20%	to	14.34%
2006	921	$19.79	to	$19.95	$18,360	2.71%	1.00%	to	1.10%	6.17%	to	6.29%
2005	994	$18.64	to	$18.77	$18,646	2.68%	1.00%	to	1.10%	2.93%	to	2.96%
Mutual Global Discovery Fund - Class R												
2009	217	$14.51	to	$16.09	$3,353	0.89%	0.00%	to	1.75%	18.87%	to	20.31%
2008	160	$12.35	to	$13.10	$2,067	1.20%	0.35%	to	1.55%	-28.07%	to	-27.22%
2007	138	$17.17	to	$18.00	$2,445	2.27%	0.35%	to	1.55%	9.02%	to	10.43%
2006	89	$15.75	to	$16.30	$1,438	2.06%	0.35%	to	1.55%	20.97%	to	22.16%
2005	51	$13.02	to	$13.27	$667	1.41%	0.55%	to	1.55%		13.95%	
Franklin Small-Mid Cap Growth Fund - Class A												
2009	50	$10.84	to	$11.81	$563	-	0.30%	to	1.75%	40.78%	to	42.81%
2008	49	$7.70	to	$8.27	$396	0.17%	0.30%	to	1.75%	-43.55%	to	-43.03%
2007	55	$13.64	to	$14.24	$767	-	0.65%	to	1.75%	9.73%	to	10.99%
2006	44	$12.43	to	$12.83	$556	-	0.65%	to	1.75%	5.76%	to	6.60%
2005	27	$11.80	to	$11.98	$318	-	0.80%	to	1.60%		8.86%	
Franklin Small Cap Value Securities Fund - Class 2												
2009	5,720	$8.12	to	$16.69	$86,667	1.55%	0.00%	to	1.95%	26.67%	to	29.30%
2008	5,364	$6.33	to	$13.05	$63,473	1.21%	0.00%	to	1.90%	-34.15%	to	-32.98%
2007	5,150	$12.76	to	$19.69	$91,636	0.69%	0.00%	to	1.95%	-4.10%	to	-2.71%
2006	4,814	$13.16	to	$20.37	$88,521	0.64%	0.15%	to	1.75%	15.05%	to	16.53%
2005	4,489	$12.96	to	$17.59	$72,308	0.78%	0.35%	to	1.65%	7.02%	to	8.16%
Fundamental Investors[SM], Inc. - Class R-3												
2009	63	$7.97	to	$8.12	$505	0.77%	0.25%	to	1.40%	31.09%	to	32.35%
2008	2	$6.08	to	$6.12	$13	(d)	0.40%	to	1.35%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fundamental Investors[SM], Inc. - Class R-4												
2009	2,700	$8.00	to	$8.20	$21,781	1.62%	0.00%	to	1.50%	31.36%	to	33.33%
2008	1,355	$6.09	to	$6.15	$8,280	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
The Growth Fund of America® - Class R-3												
2009	1,299	$9.33	to	$12.36	$15,280	0.73%	0.00%	to	1.75%	31.80%	to	34.06%
2008	1,082	$7.03	to	$9.22	$9,558	0.68%	0.00%	to	1.75%	-40.25%	to	-39.22%
2007	848	$11.68	to	$15.17	$12,442	0.92%	0.00%	to	1.75%	8.85%	to	10.36%
2006	584	$10.67	to	$13.63	$7,813	0.76%	0.20%	to	1.55%	8.89%	to	10.29%
2005	319	$12.04	to	$12.34	$3,894	0.65%	0.25%	to	1.55%	12.28%	to	13.54%
The Growth Fund of America® - Class R-4												
2009	23,386	$7.89	to	$12.56	$277,112	1.00%	0.00%	to	1.50%	32.53%	to	34.63%
2008	20,363	$5.91	to	$9.34	$181,120	0.98%	0.00%	to	1.50%	-40.00%	to	-39.03%
2007	16,882	$9.72	to	$15.32	$248,778	1.08%	0.00%	to	1.50%	9.19%	to	10.52%
2006	14,655	$12.90	to	$13.73	$196,584	0.91%	0.30%	to	1.50%	9.29%	to	10.56%
2005	11,850	$11.74	to	$12.54	$145,130	0.93%	0.00%	to	1.50%	12.50%	to	13.63%
The Income Fund of America® - Class R-3												
2009	149	$11.24	to	$12.47	$1,778	4.47%	0.00%	to	1.75%	21.91%	to	24.08%
2008	158	$9.22	to	$10.05	$1,535	4.57%	0.00%	to	1.75%	-30.42%	to	-29.18%
2007	121	$13.25	to	$14.19	$1,660	3.34%	0.00%	to	1.75%	1.83%	to	3.08%
2006	77	$13.12	to	$13.65	$1,032	3.12%	0.20%	to	1.55%	18.13%	to	19.60%
2005	26	$11.14	to	$11.38	$295	3.46%	0.30%	to	1.45%	1.73%	to	2.71%
ING Balanced Portfolio - Class I												
2009	16,466	$8.44	to	$34.02	$341,845	4.46%	0.00%	to	1.95%	16.92%	to	19.28%
2008	17,863	$7.13	to	$28.80	$314,926	3.72%	0.00%	to	1.95%	-29.49%	to	1.49%
2007	21,542	$12.24	to	$40.44	$528,434	2.68%	0.00%	to	1.95%	-27.07%	to	5.54%
2006	24,020	$11.74	to	$38.67	$588,364	2.43%	0.00%	to	1.95%	7.84%	to	9.99%
2005	27,567	$11.37	to	$35.49	$637,454	2.34%	0.00%	to	1.50%	2.69%	to	4.25%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Real Estate Fund - Class A												
2009	122	$12.60	to	$13.73	$1,611	3.77%	0.00%	to	1.45%	27.79%	to	29.65%
2008	133	$9.86	to	$10.59	$1,357	3.35%	0.00%	to	1.45%	-36.10%	to	-35.15%
2007	121	$15.25	to	$16.33	$1,923	2.75%	0.00%	to	1.75%	-17.75%	to	-16.74%
2006	124	$18.70	to	$19.45	$2,373	2.49%	0.20%	to	1.55%	34.10%	to	35.71%
2005	67	$13.99	to	$14.31	$954	4.05%	0.25%	to	1.45%	10.59%	to	11.47%
ING GNMA Income Fund - Class A												
2009	388	$11.85	to	$12.98	$4,826	4.15%	0.00%	to	1.55%	3.40%	to	4.93%
2008	238	$11.46	to	$12.37	$2,835	3.54%	0.00%	to	1.55%	5.23%	to	6.91%
2007	126	$10.89	to	$11.57	$1,405	3.87%	0.00%	to	1.55%	4.11%	to	5.37%
2006	91	$10.44	to	$10.87	$973	5.45%	0.20%	to	1.55%	2.75%	to	3.93%
2005	69	$10.11	to	$10.44	$712	4.48%	0.25%	to	1.55%	0.99%	to	2.25%
ING Intermediate Bond Fund - Class A												
2009	334	$10.79	to	$11.83	$3,799	6.26%	0.00%	to	1.55%	11.01%	to	12.88%
2008	342	$9.72	to	$10.48	$3,481	4.43%	0.00%	to	1.55%	-11.39%	to	-10.04%
2007	269	$10.97	to	$11.65	$3,064	4.22%	0.00%	to	1.55%	4.18%	to	5.34%
2006	151	$10.53	to	$10.95	$1,633	4.65%	0.20%	to	1.55%	2.13%	to	3.33%
2005	79	$10.31	to	$10.52	$829	3.96%	0.45%	to	1.55%	1.66%	to	2.24%
ING Intermediate Bond Portfolio - Class I												
2009	18,464	$10.21	to	$82.40	$378,989	6.63%	0.00%	to	2.05%	9.31%	to	11.57%
2008	18,571	$9.22	to	$83.76	$350,384	5.64%	0.00%	to	2.05%	-10.25%	to	6.66%
2007	19,947	$11.00	to	$92.31	$421,252	3.81%	0.00%	to	1.95%	-11.31%	to	5.99%
2006	19,472	$10.56	to	$87.81	$400,146	3.99%	0.00%	to	1.95%	2.02%	to	4.12%
2005	19,951	$10.32	to	$76.25	$405,018	3.79%	0.00%	to	1.90%	1.37%	to	3.16%
ING Intermediate Bond Portfolio - Class S												
2009	33		$10.69		$349	7.13%		0.35%			10.89%	
2008	22		$9.64		$212	5.64%		0.35%			-8.88%	
2007	23		$10.58		$249	6.90%		0.35%			5.27%	
2006	1		$10.05		$12	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Artio Foreign Portfolio - Service Class												
2009	2,803	$6.66	to	$13.86	$36,625	3.46%	0.00%	to	1.50%	18.42%	to	20.21%
2008	3,034	$5.58	to	$11.53	$33,338	-	0.00%	to	1.50%	-44.46%	to	-43.62%
2007	3,036	$17.69	to	$20.46	$59,851	0.08%	0.00%	to	1.50%	14.70%	to	16.46%
2006	1,766	$15.30	to	$17.79	$30,166	(b)	0.00%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio -												
Institutional Class												
2009	9,710	$7.55	to	$8.39	$79,020	0.58%	0.00%	to	1.50%	28.62%	to	30.69%
2008	10,055	$5.87	to	$6.43	$63,303	0.20%	0.00%	to	1.50%	-39.90%	to	-39.03%
2007	11,126	$9.76	to	$10.53	$115,938	(c)	0.00%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING BlackRock Large Cap Growth Portfolio -												
Service Class												
2009	17	$9.49	to	$9.65	$158	-	0.00%	to	0.50%	29.47%	to	30.23%
2008	12	$7.33	to	$7.41	$86	-	0.00%	to	0.50%	-39.32%	to	-39.11%
2007	4	$12.08	to	$12.17	$43	-	0.00%	to	0.50%		6.75%	
2006	-		$11.40		-	(b)		-			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio -												
Service 2 Class												
2009	22		$8.20		$177	-		0.35%			29.54%	
2008	12		$6.33		$79	-		0.35%			-39.43%	
2007	14		$10.45		$147	(c)		0.35%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Clarion Global Real Estate Portfolio -												
Institutional Class												
2009	5,675	$8.82	to	$9.00	$50,442	2.45%	0.00%	to	1.50%	31.79%	to	33.73%
2008	5,361	$6.69	to	$6.73	$35,967	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Real Estate Portfolio - Institutional Class												
2009	158	$8.00	to	$8.31	$1,315	3.43%	0.95%	to	1.95%		34.90%	
2008	117		$6.16		$724	1.92%		0.95%			-38.89%	
2007	94	$9.91	to	$10.08	$942	(h)	0.95%	to	1.95%		(h)	
2006	61		$12.34		$754	(b)		0.95%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Clarion Real Estate Portfolio - Service Class												
2009	3,220	$7.19	to	$8.52	$26,610	3.48%	0.00%	to	1.55%	33.83%	to	35.89%
2008	2,819	$5.33	to	$6.27	$17,289	1.39%	0.00%	to	1.50%	-39.46%	to	-38.53%
2007	2,072	$9.95	to	$10.20	$20,838	1.31%	0.00%	to	1.50%	-18.97%	to	-18.11%
2006	1,372	$12.28	to	$12.39	$16,905	(b)	0.35%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Evergreen Health Sciences Portfolio - Service Class												
2009	846	$8.43	to	$11.97	$9,719	-	0.00%	to	1.50%	18.24%	to	20.17%
2008	749	$7.07	to	$9.97	$7,198	0.15%	0.00%	to	1.50%	-29.73%	to	-28.63%
2007	460	$13.42	to	$13.97	$6,256	0.13%	0.00%	to	1.50%	6.93%	to	8.55%
2006	351	$12.55	to	$12.87	$4,440	-	0.00%	to	1.50%	12.15%	to	13.32%
2005	129	$11.19	to	$11.29	$1,446	(a)	0.50%	to	1.50%		(a)	
ING Evergreen Omega Portfolio - Service Class												
2009	29	$13.16	to	$13.39	$378	0.48%	0.00%	to	0.50%	41.81%	to	42.45%
2008	4	$9.28	to	$9.40	$35	-	0.00%	to	0.50%		-27.53%	
2007	-		$12.97		-	(c)		-			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2009	3,350	$8.18	to	$12.94	$41,611	0.53%	0.00%	to	1.50%	37.05%	to	39.14%
2008	2,384	$5.92	to	$9.30	$21,437	0.94%	0.00%	to	1.50%	-40.11%	to	-39.14%
2007	1,307	$9.76	to	$15.28	$19,443	0.12%	0.00%	to	1.85%	12.77%	to	14.09%
2006	1,115	$13.00	to	$13.31	$14,604	-	0.35%	to	1.55%	10.25%	to	11.36%
2005	390	$11.80	to	$11.88	$4,611	(a)	0.50%	to	1.50%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Institutional Class												
2009	2		$11.31		$27	-		0.20%			37.59%	
2008	3		$8.22		$25	2.90%		0.20%			-40.95%	
2007	3		$13.92		$44	(c)		0.20%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Global Resources Portfolio - Service Class												
2009	10,029	$8.19	to	$12.38	$107,768	0.30%	0.00%	to	1.50%	35.47%	to	37.64%
2008	9,325	$6.00	to	$8.06	$73,573	2.08%	0.00%	to	1.50%	-41.88%	to	-41.03%
2007	8,097	$13.42	to	$13.65	$109,431	(c)	0.00%	to	1.50%	(c)		
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Janus Contrarian Portfolio - Service Class												
2009	1,691	$7.15	to	$8.00	$13,120	0.57%	0.00%	to	1.55%	34.33%	to	36.52%
2008	1,285	$5.32	to	$5.86	$7,405	0.72%	0.00%	to	1.50%	-49.21%	to	-49.00%
2007	403	$11.44	to	$11.49	$4,611	(c)	0.00%	to	0.50%	(c)		
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2009	25		$16.62		$421	1.01%		0.35%			70.29%	
2008	18		$9.76		$171	3.71%		0.35%			-51.61%	
2007	18		$20.17		$368	0.94%		0.35%			37.49%	
2006	4		$14.67		$57	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2009	2,123	$17.38	to	$17.39	$36,901	1.51%	0.95%	to	1.00%	70.32%	to	70.39%
2008	1,808	$10.20	to	$10.21	$18,447	2.65%	0.95%	to	1.00%	-51.66%	to	-51.61%
2007	2,077		$21.10		$43,831	1.12%		1.00%			37.46%	
2006	1,901		$15.35		$29,171	0.67%		1.00%			34.77%	
2005	1,396		$11.39		$15,902	(a)		1.00%			(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2009	1,541	$8.33	to	$21.25	$30,187	1.31%	0.00%	to	1.55%	68.93%	to	71.51%
2008	1,357	$4.89	to	$12.39	$15,725	2.46%	0.00%	to	1.50%	-52.01%	to	-51.32%
2007	1,642	$15.61	to	$25.32	$40,173	0.95%	0.10%	to	1.50%	36.42%	to	37.80%
2006	1,200	$11.43	to	$18.30	$21,610	0.43%	0.40%	to	1.50%	33.78%	to	35.12%
2005	512	$13.38	to	$13.50	$6,873	(a)	0.50%	to	1.50%		(a)	
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2009	324	$8.29	to	$11.65	$3,617	0.45%	0.00%	to	1.50%	25.40%	to	27.40%
2008	241	$6.57	to	$9.15	$2,129	0.48%	0.00%	to	1.50%	-31.00%	to	-29.94%
2007	194	$12.55	to	$13.06	$2,468	0.15%	0.00%	to	1.50%	-3.16%	to	-2.13%
2006	126	$12.96	to	$13.25	$1,643	-	0.40%	to	1.50%	15.07%	to	16.04%
2005	25	$11.28	to	$11.38	$282	(a)	0.50%	to	1.40%		(a)	
ING Lord Abbett Affiliated Portfolio - Institutional Class												
2009	9,595	$7.29	to	$8.60	$79,642	0.97%	0.00%	to	1.95%	16.79%	to	19.11%
2008	10,392	$6.17	to	$7.22	$73,160	3.25%	0.00%	to	1.95%	-37.67%	to	-36.48%
2007	11,800	$10.99	to	$11.33	$131,763	0.05%	0.20%	to	1.95%	2.79%	to	3.78%
2006	99	$10.77	to	$10.85	$1,068	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Lord Abbett Affiliated Portfolio - Service Class												
2009	80	$8.06	to	$8.38	$668	0.85%	0.50%	to	1.55%	17.17%	to	17.99%
2008	72	$6.93	to	$7.06	$506	3.33%	0.65%	to	1.35%	-37.45%	to	-37.15%
2007	46	$11.08	to	$11.17	$516	(c)	0.85%	to	1.35%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Marsico Growth Portfolio - Institutional Class												
2009	881	$8.25	to	$8.57	$7,384	1.17%	0.00%	to	1.50%	27.33%	to	31.01%
2008	797	$6.45	to	$6.62	$5,214	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico Growth Portfolio - Service Class												
2009	33	$8.47	to	$10.35	$337	0.62%	0.35%	to	1.50%	27.96%	to	28.53%
2008	39	$6.59	to	$8.08	$306	0.09%	0.35%	to	1.20%	-40.94%	to	-40.60%
2007	325	$11.39	to	$13.76	$4,327	-	0.00%	to	1.50%	12.43%	to	14.19%
2006	233	$10.11	to	$12.05	$2,747	-	0.00%	to	1.50%	3.34%	to	4.46%
2005	102	$11.37	to	$11.47	$1,159	(a)	0.50%	to	1.50%	(a)		
ING Marsico International Opportunities Portfolio - Adviser Class												
2009	23	$7.76			$175	-	0.35%			36.62%		
2008	11	$5.68			$65	-	0.35%			-49.87%		
2007	6	$11.33			$64	(c)	0.35%			(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
ING Marsico International Opportunities Portfolio - Service Class												
2009	690	$6.74	to	$13.02	$8,576	1.20%	0.00%	to	1.50%	35.49%	to	37.63%
2008	705	$4.93	to	$9.46	$6,408	1.08%	0.00%	to	1.50%	-50.25%	to	-49.52%
2007	688	$18.01	to	$18.74	$12,551	0.95%	0.00%	to	1.50%	18.80%	to	19.97%
2006	478	$15.16	to	$15.50	$7,306	0.03%	0.40%	to	1.50%	22.16%	to	23.16%
2005	108	$12.41	to	$12.48	$1,348	(a)	0.70%	to	1.50%	(a)		
ING MFS Total Return Portfolio - Adviser Class												
2009	85	$10.53			$896	2.58%	0.35%			17.13%		
2008	55	$8.99			$497	4.89%	0.35%			-22.90%		
2007	49	$11.66			$567	1.31%	0.35%			3.19%		
2006	4	$11.30			$45	(b)	0.35%			(b)		
2005	(b)	(b)			(b)	(b)	(b)			(b)		
ING MFS Total Return Portfolio - Institutional Class												
2009	5,815	$10.03	to	$10.04	$58,354	2.74%	0.95%	to	1.00%	17.02%	to	17.04%
2008	6,024	$8.57	to	$8.58	$51,654	6.26%	0.95%	to	1.00%	-23.00%	to	-22.91%
2007	7,291	$11.13			$81,146	0.11%	1.00%			3.25%		
2006	25	$10.78			$269	(b)	1.00%			(b)		
2005	(b)	(b)			(b)	(b)	(b)			(b)		

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Service Class												
2009	1,926	$8.90	to	$14.70	$25,683	2.51%	0.00%	to	1.55%	16.03%	to	17.88%
2008	1,955	$7.60	to	$12.47	$22,350	5.97%	0.00%	to	1.55%	-23.51%	to	-22.41%
2007	2,252	$12.08	to	$15.88	$33,604	2.95%	0.10%	to	1.55%	2.44%	to	3.61%
2006	2,514	$11.69	to	$15.23	$36,559	2.23%	0.30%	to	1.65%	10.26%	to	11.49%
2005	3,132	$10.95	to	$13.66	$41,280	2.59%	0.40%	to	1.50%	1.38%	to	2.33%
ING MFS Utilities Portfolio - Service Class												
2009	2,258	$8.29	to	$15.86	$34,116	5.53%	0.00%	to	1.50%	30.80%	to	32.83%
2008	2,158	$6.29	to	$11.94	$24,775	3.58%	0.00%	to	1.50%	-38.65%	to	-37.72%
2007	2,012	$18.42	to	$19.17	$37,523	1.01%	0.00%	to	1.50%	25.48%	to	26.89%
2006	881	$14.68	to	$15.01	$13,022	0.04%	0.40%	to	1.50%	28.88%	to	30.08%
2005	104	$11.39	to	$11.47	$1,191	(a)	0.50%	to	1.50%		(a)	
ING PIMCO High Yield Portfolio - Institutional Class												
2009	278	$12.31	to	$12.32	$3,426	7.29%	0.95%	to	1.00%	48.26%	to	48.31%
2008	73	$8.30	to	$8.31	$609	8.94%	0.95%	to	1.00%	-23.15%	to	-23.06%
2007	74		$10.80		$800	6.11%		1.00%			2.08%	
2006	23		$10.58		$247	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING PIMCO High Yield Portfolio - Service Class												
2009	969	$11.37	to	$13.71	$12,663	8.04%	0.00%	to	1.50%	47.07%	to	49.41%
2008	505	$7.67	to	$9.18	$4,462	8.96%	0.00%	to	1.50%	-23.68%	to	-22.53%
2007	497	$10.71	to	$11.85	$5,722	7.27%	0.00%	to	1.50%	1.34%	to	2.86%
2006	448	$10.56	to	$11.52	$5,070	6.48%	0.00%	to	1.50%	7.36%	to	8.35%
2005	135	$10.46	to	$10.56	$1,418	(a)	0.50%	to	1.50%		(a)	
ING Pioneer Equity Income Portfolio - Institutional Class												
2009	17,629	$6.85	to	$7.59	$124,824	-	0.00%	to	1.95%	10.45%	to	12.77%
2008	17,559	$6.20	to	$6.74	$111,368	3.16%	0.00%	to	1.95%	-31.49%	to	-30.28%
2007	17,096	$9.05	to	$9.31	$156,482	(c)	0.20%	to	1.95%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Equity Income Portfolio - Service Class												
2009	-		$7.00		$3	(e)		1.05%			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Pioneer Fund Portfolio - Institutional Class												
2009	1,654	$7.87	to	$10.00	$15,047	1.46%	0.00%	to	1.95%	22.54%	to	24.41%
2008	1,578	$6.37	to	$8.11	$11,631	3.79%	0.00%	to	1.60%	-35.59%	to	-34.52%
2007	1,454	$11.18	to	$12.51	$16,489	0.44%	0.00%	to	1.70%	3.71%	to	5.42%
2006	232	$10.78	to	$11.98	$2,509	(b)	0.00%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Fund Portfolio - Service Class												
2009	39	$8.83	to	$9.13	$353	1.73%	0.45%	to	1.35%	22.44%	to	23.00%
2008	15	$7.22	to	$7.33	$109	3.64%	0.70%	to	1.30%	-35.54%	to	-35.41%
2007	10	$11.20	to	$11.24	$111	-	1.00%	to	1.30%		4.07%	
2006	2		$10.80		$25	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2009	9,133	$7.93	to	$9.51	$83,867	1.50%	0.00%	to	2.10%	23.11%	to	25.46%
2008	8,859	$6.37	to	$7.58	$65,464	2.18%	0.00%	to	1.80%	-34.09%	to	-32.92%
2007	8,727	$11.02	to	$11.30	$96,991	0.08%	0.00%	to	1.80%	4.16%	to	5.26%
2006	74	$10.54	to	$10.65	$783	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2009	37	$8.91	to	$9.40	$342	1.47%	0.10%	to	1.55%	23.49%	to	25.00%
2008	28	$7.27	to	$7.52	$204	3.64%	0.10%	to	1.35%	-34.03%	to	-33.30%
2007	1	$11.02	to	$11.20	$16	(h)	0.35%	to	1.35%		(h)	
2006	1		$10.61		$6	(b)		0.80%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Stock Index Portfolio - Institutional Class												
2009	356	$10.54	to	$11.16	$3,952	0.73%	0.00%	to	1.25%	24.65%	to	26.30%
2008	269	$8.44	to	$8.84	$2,372	3.86%	0.00%	to	1.25%	-37.92%	to	-37.13%
2007	256	$13.55	to	$14.03	$3,588	1.50%	0.05%	to	1.25%	4.04%	to	4.51%
2006	273	$13.00	to	$13.30	$3,625	3.36%	0.15%	to	1.25%		14.55%	
2005	2,166	$11.41	to	$11.56	$25,037	(a)	0.00%	to	0.80%		(a)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2009	21,112	$9.42	to	$12.75	$257,927	2.05%	0.00%	to	1.55%	31.08%	to	33.33%
2008	17,181	$7.12	to	$9.57	$158,868	4.79%	0.00%	to	1.55%	-28.63%	to	-27.50%
2007	13,148	$12.66	to	$13.20	$168,990	1.82%	0.00%	to	1.55%	2.76%	to	4.05%
2006	7,004	$12.32	to	$12.60	$86,924	1.22%	0.30%	to	1.55%	13.00%	to	14.01%
2005	1,752	$10.91	to	$11.01	$19,163	(a)	0.50%	to	1.50%		(a)	
ING T. Rowe Price Equity Income Portfolio - Adviser Class												
2009	142		$9.81		$1,389	1.56%		0.35%			24.18%	
2008	116		$7.90		$918	3.48%		0.35%			-36.19%	
2007	93		$12.38		$1,151	1.02%		0.35%			2.40%	
2006	18		$12.09		$215	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Equity Income Portfolio - Service Class												
2009	7,785	$7.73	to	$15.37	$110,806	1.81%	0.00%	to	1.65%	22.83%	to	24.96%
2008	6,475	$6.23	to	$12.30	$74,508	4.58%	0.00%	to	1.65%	-36.69%	to	-35.67%
2007	5,633	$13.02	to	$19.12	$101,704	1.42%	0.00%	to	1.65%	1.35%	to	2.78%
2006	4,956	$12.72	to	$18.46	$87,796	1.34%	0.15%	to	1.65%	17.21%	to	18.68%
2005	3,660	$11.39	to	$15.47	$54,938	1.28%	0.30%	to	1.55%	2.34%	to	3.36%
ING Templeton Global Growth Portfolio - Institutional Class												
2009	56	$12.86	to	$13.42	$738	3.04%	0.60%	to	1.75%	30.43%	to	31.96%
2008	77	$9.86	to	$10.17	$774	1.43%	0.60%	to	1.75%	-40.67%	to	-39.96%
2007	71	$16.62	to	$16.94	$1,186	-	0.75%	to	1.90%		1.70%	
2006	-		$16.50		-	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class												
2009	402	$7.75	to	$9.11	$3,525	2.24%	0.00%	to	1.50%	30.21%	to	32.26%
2008	315	$5.90	to	$6.89	$2,110	1.09%	0.00%	to	1.50%	-40.57%	to	-39.86%
2007	253	$11.14	to	$11.39	$2,833	1.27%	0.30%	to	1.50%	0.91%	to	1.98%
2006	128	$11.04	to	$11.11	$1,421	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Growth and Income Portfolio - Service Class												
2009	1,715	$8.09	to	$11.13	$18,265	1.34%	0.00%	to	1.50%	22.12%	to	23.98%
2008	1,513	$6.57	to	$8.98	$13,111	4.08%	0.00%	to	1.50%	-33.23%	to	-32.23%
2007	1,338	$12.73	to	$13.25	$17,288	1.68%	0.00%	to	1.50%	1.03%	to	2.11%
2006	1,237	$12.60	to	$12.88	$15,704	1.19%	0.40%	to	1.50%	14.34%	to	15.41%
2005	759	$11.02	to	$11.12	$8,388	(a)	0.50%	to	1.50%		(a)	
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2009	175	$8.31	to	$8.86	$1,504	0.73%	0.25%	to	1.50%	28.18%	to	29.66%
2008	142	$6.44	to	$6.86	$947	0.71%	0.00%	to	1.50%	-33.77%	to	-33.04%
2007	102	$9.94	to	$10.16	$1,022	-	0.40%	to	1.50%	-5.15%	to	-4.17%
2006	109	$10.42	to	$10.56	$1,141	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Money Market Portfolio - Class I												
2009	24,663	$10.28	to	$57.57	$403,501	0.30%	0.00%	to	2.05%	-1.69%	to	0.35%
2008	32,012	$10.33	to	$57.58	$541,019	5.05%	0.00%	to	1.95%	0.93%	to	13.38%
2007	26,790	$10.73	to	$56.29	$520,246	3.62%	0.00%	to	1.70%	-7.17%	to	5.16%
2006	19,298	$10.51	to	$53.71	$362,772	2.23%	0.00%	to	1.50%	3.32%	to	4.92%
2005	14,234	$10.15	to	$51.39	$210,711	1.20%	0.00%	to	1.50%	1.47%	to	3.03%
ING Global Real Estate Fund - Class A												
2009	2	$13.97	to	$14.00	$24	(e)	0.50%	to	0.80%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Capital Appreciation Fund - Class I												
2009	-	$13.16	to	$13.18	$3	(e)	1.05%	to	1.35%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
ING International SmallCap Multi-Manager Fund - Class A												
2009	117	$12.90	to	$14.31	$1,642	1.31%	0.00%	to	1.75%	42.98%	to	45.43%
2008	131	$9.05	to	$9.84	$1,261	2.18%	0.00%	to	1.70%	-52.54%	to	-51.81%
2007	111	$19.07	to	$20.42	$2,221	0.85%	0.00%	to	1.75%	8.61%	to	9.75%
2006	46	$17.77	to	$18.40	$837	0.79%	0.25%	to	1.45%	24.53%		
2005	20	$14.35	to	$14.52	$283	(a)	0.60%	to	1.25%	(a)		
ING American Century Small-Mid Cap Value Portfolio - Adviser Class												
2009	5		$11.15		$52	-		0.35%		34.66%		
2008	5		$8.28		$39	2.63%		0.35%		-26.92%		
2007	3		$11.33		$37	-		0.35%		-3.49%		
2006	2		$11.74		$22	(b)		0.35%		(b)		
2005	(b)		(b)		(b)	(b)		(b)		(b)		
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2009	2,396	$9.42	to	$16.14	$35,995	1.64%	0.00%	to	1.50%	33.70%	to	35.74%
2008	1,988	$7.00	to	$11.90	$22,075	0.80%	0.00%	to	1.50%	-27.69%	to	-26.54%
2007	1,876	$12.60	to	$16.20	$28,635	0.41%	0.00%	to	1.50%	-4.31%	to	-2.91%
2006	2,128	$13.07	to	$16.49	$33,826	0.02%	0.00%	to	1.50%	13.67%	to	15.48%
2005	2,244	$12.37	to	$14.45	$31,597	0.19%	0.00%	to	1.50%	6.27%	to	7.85%
ING Baron Asset Portfolio - Service Class												
2009	356	$7.67	to	$8.77	$3,022	-	0.00%	to	1.75%	32.22%	to	34.38%
2008	333	$5.75	to	$6.53	$2,126	-	0.00%	to	1.55%	-42.00%	to	-41.06%
2007	294	$10.76	to	$11.08	$3,217	-	0.00%	to	1.75%	7.35%	to	8.38%
2006	30	$10.07	to	$10.14	$306	(b)	0.50%	to	1.50%	(b)		
2005	(b)		(b)		(b)	(b)		(b)		(b)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Small Cap Growth Portfolio - Adviser Class												
2009	97		$9.74		$947	-		0.35%			34.34%	
2008	30		$7.25		$216	-		0.35%			-41.58%	
2007	21		$12.41		$257	-		0.35%			5.44%	
2006	5		$11.77		$63	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Baron Small Cap Growth Portfolio - Service Class												
2009	7,089	$7.60	to	$16.37	$100,316	-	0.00%	to	1.75%	33.14%	to	35.21%
2008	6,207	$5.66	to	$12.23	$66,236	-	0.00%	to	1.55%	-42.18%	to	-41.24%
2007	5,880	$9.67	to	$21.03	$108,700	-	0.00%	to	1.55%	4.48%	to	6.07%
2006	5,135	$12.61	to	$20.02	$91,451	-	0.00%	to	1.55%	13.49%	to	15.25%
2005	5,042	$12.81	to	$17.55	$79,169	-	0.00%	to	1.50%	5.78%	to	7.37%
ING Columbia Small Cap Value Portfolio - Adviser Class												
2009	3		$7.71		$21	(e)		0.35%			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Columbia Small Cap Value Portfolio - Service Class												
2009	174	$8.13	to	$8.59	$1,441	1.17%	0.00%	to	1.50%	22.81%	to	24.67%
2008	142	$6.62	to	$6.89	$953	0.11%	0.00%	to	1.50%	-35.06%	to	-34.36%
2007	77	$10.19	to	$10.42	$796	-	0.25%	to	1.50%	1.39%	to	2.47%
2006	4	$10.05	to	$10.11	$39	(b)	0.55%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Davis New York Venture Portfolio - Service Class												
2009	840	$7.76	to	$18.15	$12,781	0.66%	0.00%	to	1.50%	29.62%	to	31.62%
2008	735	$5.94	to	$13.79	$8,589	0.78%	0.00%	to	1.50%	-40.12%	to	-39.39%
2007	575	$12.23	to	$22.34	$11,313	0.25%	0.25%	to	1.50%	2.63%	to	3.63%
2006	485	$11.91	to	$21.23	$9,468	0.01%	0.40%	to	1.50%	12.12%	to	13.29%
2005	418	$10.64	to	$19.00	$7,330	-	0.50%	to	1.50%	2.39%	to	3.31%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Fidelity® VIP Mid Cap Portfolio - Service Class												
2009	966	$10.20	to	$10.38	$9,850	4.74%	0.00%	to	0.50%	38.59%	to	39.33%
2008	911	$7.36	to	$7.45	$6,707	0.37%	0.00%	to	0.50%	-40.11%	to	-39.77%
2007	329	$12.29	to	$12.37	$4,044	0.05%	0.00%	to	0.50%		14.43%	
2006	10		$10.74		$110	(b)		0.50%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Index Solution 2015 Portfolio - Adviser Class												
2009	19	$9.05	to	$9.22	$177	0.93%	0.40%	to	1.55%		14.79%	
2008	5	$7.91	to	$7.95	$37	(d)	0.70%	to	1.35%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Index Solution 2025 Portfolio - Adviser Class												
2009	77	$8.55	to	$8.69	$667	0.27%	0.40%	to	1.35%		18.92%	
2008	11		$7.19		$81	(d)		1.35%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Index Solution 2035 Portfolio - Adviser Class												
2009	42	$8.27	to	$8.44	$350	0.50%	0.10%	to	1.35%		21.44%	
2008	7		$6.81		$51	(d)		1.35%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Index Solution 2045 Portfolio - Adviser Class												
2009	17	$7.96	to	$8.15	$141	-	0.10%	to	1.55%		24.26%	
2008	1		$6.43		$6	(d)		1.35%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution Income Portfolio - Adviser Class												
2009	6	$9.69	to	$9.90	$59	(i)	0.10%	to	1.45%	(i)		
2008	-		$8.90		$1	(d)		0.70%		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
2005	(d)		(d)		(d)	(d)		(d)		(d)		
ING JPMorgan Mid Cap Value Portfolio - Adviser Class												
2009	29		$10.09		$292	1.12%		0.35%		24.88%		
2008	30		$8.08		$245	1.58%		0.35%		-33.44%		
2007	32		$12.14		$386	0.42%		0.35%		1.76%		
2006	8		$11.93		$91	(b)		0.35%		(b)		
2005	(b)		(b)		(b)	(b)		(b)		(b)		
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2009	1,864	$8.12	to	$15.78	$26,549	1.24%	0.00%	to	1.55%	23.68%	to	25.73%
2008	1,843	$6.51	to	$12.56	$21,120	2.10%	0.00%	to	1.55%	-34.08%	to	-33.01%
2007	2,021	$9.76	to	$18.54	$34,984	0.57%	0.00%	to	1.55%	0.77%	to	2.37%
2006	1,892	$12.72	to	$18.11	$32,578	0.01%	0.00%	to	1.55%	14.78%	to	16.46%
2005	1,597	$12.54	to	$15.64	$24,333	0.34%	0.00%	to	1.50%	6.89%	to	8.51%
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class												
2009	13		$8.62		$109	-		0.35%		31.20%		
2008	9		$6.57		$60	-		0.35%		-39.72%		
2007	9		$10.90		$96	-		0.35%		-2.50%		
2006	2		$11.18		$17	(b)		0.35%		(b)		
2005	(b)		(b)		(b)	(b)		(b)		(b)		
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class												
2009	9,611	$7.68	to	$14.19	$102,928	-	0.00%	to	1.50%	30.25%	to	32.39%
2008	10,314	$5.85	to	$10.74	$84,378	-	0.00%	to	1.50%	-40.13%	to	-9.45%
2007	11,836	$9.78	to	$17.67	$161,023	-	0.00%	to	1.50%	-35.62%	to	-1.59%
2006	14,531	$10.02	to	$17.96	$203,807	-	0.00%	to	1.50%	8.64%	to	10.32%
2005	16,715	$9.15	to	$16.28	$213,925	-	0.00%	to	1.50%	9.77%	to	11.43%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class												
2009	16	$9.27	to	$9.98	$151	-	0.00%	to	1.25%	30.38%	to	32.01%
2008	16	$7.11	to	$7.56	$120	-	0.00%	to	1.25%	-40.10%	to	-39.33%
2007	7	$11.87	to	$12.46	$87	-	0.00%	to	1.25%	-3.10%	to	-2.39%
2006	7	$12.25	to	$12.63	$82	-	0.20%	to	1.25%	8.70%	to	9.15%
2005	3	$11.27	to	$11.37	$36	(f)	0.80%	to	1.25%		(f)	
ING Oppenheimer Global Portfolio - Adviser Class												
2009	36		$10.61		$383	1.61%		0.35%			38.51%	
2008	31		$7.66		$238	2.32%		0.35%			-40.85%	
2007	28		$12.95		$365	0.43%		0.35%			5.63%	
2006	8		$12.26		$96	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Oppenheimer Global Portfolio - Initial Class												
2009	46,362	$7.95	to	$12.86	$549,793	2.38%	0.00%	to	1.95%	29.29%	to	44.58%
2008	49,538	$5.74	to	$9.22	$423,940	2.29%	0.00%	to	1.95%	-43.34%	to	-38.16%
2007	57,612	$14.09	to	$15.45	$840,722	1.09%	0.00%	to	1.80%	1.35%	to	11.82%
2006	67,277	$13.46	to	$14.50	$921,330	0.07%	0.00%	to	1.80%	10.53%	to	17.98%
2005	74,501	$11.62	to	$12.29	$881,737	(a)	0.00%	to	1.80%		(a)	
ING Oppenheimer Global Portfolio - Service Class												
2009	35	$13.58	to	$13.84	$486	2.12%	1.00%	to	1.25%	37.59%	to	37.99%
2008	27	$9.87	to	$10.03	$267	1.98%	1.00%	to	1.25%	-41.18%	to	-41.07%
2007	26	$16.78	to	$17.02	$439	1.20%	1.00%	to	1.25%	5.01%	to	5.26%
2006	11	$15.98	to	$16.17	$180	0.09%	1.00%	to	1.25%		16.13%	
2005	1		$13.76		$20	-		1.25%			11.87%	
ING Oppenheimer Strategic Income Portfolio - Adviser Class												
2009	20		$11.87		$239	2.82%		0.35%			20.63%	
2008	26		$9.84		$258	6.75%		0.35%			-16.26%	
2007	23		$11.75		$275	4.98%		0.35%			8.00%	
2006	12		$10.88		$127	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Strategic Income Portfolio - Initial Class												
2009	11,306	$10.26	to	$12.40	$132,935	4.07%	0.00%	to	1.95%	18.29%	to	22.41%
2008	11,204	$8.50	to	$10.20	$109,367	5.72%	0.00%	to	1.95%	-17.26%	to	-14.92%
2007	10,776	$11.42	to	$12.08	$125,688	4.51%	0.00%	to	1.95%	5.82%	to	10.12%
2006	10,430	$10.67	to	$11.11	$112,893	0.39%	0.00%	to	1.95%	6.22%	to	8.39%
2005	11,390	$9.99	to	$10.25	$116,350	(a)	0.00%	to	1.50%		(a)	
ING Oppenheimer Strategic Income Portfolio - Service Class												
2009	58	$10.25	to	$11.36	$609	5.09%	0.35%	to	1.50%	19.58%	to	20.85%
2008	25	$8.59	to	$9.50	$216	0.40%	0.40%	to	1.50%		-17.03%	
2007	330	$11.45	to	$11.58	$3,826	(c)	0.95%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING PIMCO Total Return Portfolio - Adviser Class												
2009	96		$12.70		$1,215	3.17%		0.35%			11.99%	
2008	77		$11.34		$870	5.48%		0.35%			-0.79%	
2007	48		$11.43		$554	4.13%		0.35%			8.75%	
2006	26		$10.51		$269	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING PIMCO Total Return Portfolio - Service Class												
2009	12,634	$11.37	to	$15.32	$175,181	3.28%	0.00%	to	1.95%	10.40%	to	12.68%
2008	8,434	$10.17	to	$13.60	$104,849	5.43%	0.00%	to	1.95%	-1.87%	to	-0.25%
2007	6,608	$10.22	to	$13.44	$83,010	3.25%	0.00%	to	1.75%	7.71%	to	9.17%
2006	5,395	$10.50	to	$12.26	$62,923	1.70%	0.20%	to	1.55%	2.47%	to	3.64%
2005	4,813	$10.27	to	$11.91	$54,953	1.68%	0.35%	to	1.50%	0.53%	to	1.72%
ING Pioneer High Yield Portfolio - Initial Class												
2009	1,047	$11.50	to	$13.35	$13,508	6.43%	0.00%	to	1.95%	64.58%	to	67.08%
2008	508	$6.96	to	$7.99	$3,967	8.59%	0.00%	to	1.50%	-30.43%	to	-29.42%
2007	465	$11.04	to	$11.32	$5,184	6.31%	0.00%	to	1.50%	4.55%	to	6.19%
2006	94	$10.56	to	$10.66	$1,000	(b)	0.00%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer High Yield Portfolio - Service Class												
2009	14	$12.57	to	$13.06	$181	6.87%	0.35%	to	1.40%	64.31%	to	65.47%
2008	11	$7.65	to	$7.79	$81	7.95%	0.70%	to	1.40%	-30.49%	to	-30.32%
2007	9	$11.02	to	$11.11	$95	5.94%	0.85%	to	1.35%		4.82%	
2006	1	$10.56	to	$10.60	$6	(b)	0.70%	to	1.20%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2015 Portfolio - Adviser Class												
2009	1,347	$10.26	to	$11.03	$14,444	3.68%	0.00%	to	1.55%	20.28%	to	22.15%
2008	1,203	$8.52	to	$9.03	$10,621	1.79%	0.00%	to	1.55%	-28.20%	to	-27.06%
2007	800	$11.72	to	$12.38	$9,750	0.70%	0.00%	to	1.55%	2.68%	to	4.06%
2006	243	$11.27	to	$11.83	$2,850	0.17%	0.20%	to	1.55%	9.47%	to	10.26%
2005	41	$10.66	to	$10.72	$440	(a)	0.25%	to	1.05%		(a)	
ING Solution 2015 Portfolio - Service Class												
2009	4,158	$8.71	to	$11.17	$44,359	3.84%	0.00%	to	1.50%	20.49%	to	22.39%
2008	3,218	$7.17	to	$9.13	$28,425	1.76%	0.00%	to	1.50%	-27.98%	to	-26.84%
2007	2,485	$11.99	to	$12.48	$30,299	0.55%	0.00%	to	1.50%	3.01%	to	4.61%
2006	1,294	$11.64	to	$11.93	$15,208	0.16%	0.00%	to	1.50%	9.18%	to	10.25%
2005	185	$10.66	to	$10.76	$1,980	(a)	0.50%	to	1.50%		(a)	
ING Solution 2025 Portfolio - Adviser Class												
2009	1,753	$9.82	to	$10.64	$18,118	3.06%	0.00%	to	1.55%	23.44%	to	25.32%
2008	1,449	$7.86	to	$8.49	$12,028	1.43%	0.00%	to	1.55%	-34.96%	to	-33.93%
2007	957	$11.94	to	$12.85	$12,103	0.50%	0.00%	to	1.55%	2.66%	to	3.99%
2006	360	$12.01	to	$12.29	$4,390	0.22%	0.20%	to	1.55%	11.19%	to	12.15%
2005	24	$10.89	to	$10.95	$266	(a)	0.25%	to	1.05%		(a)	
ING Solution 2025 Portfolio - Service Class												
2009	6,278	$8.03	to	$10.78	$64,506	3.13%	0.00%	to	1.50%	23.86%	to	25.93%
2008	4,569	$6.43	to	$8.57	$37,936	1.41%	0.00%	to	1.50%	-34.86%	to	-33.95%
2007	3,127	$9.87	to	$12.96	$39,563	0.41%	0.00%	to	1.50%	3.06%	to	4.31%
2006	1,488	$12.08	to	$12.38	$18,183	0.24%	0.00%	to	1.50%	10.93%	to	12.04%
2005	176	$10.89	to	$10.99	$1,918	(a)	0.50%	to	1.50%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Adviser Class												
2009	1,547	$9.77	to	$10.71	$16,062	2.66%	0.00%	to	1.55%	26.08%	to	28.11%
2008	1,196	$7.66	to	$8.36	$9,767	1.45%	0.00%	to	1.55%	-38.14%	to	-37.24%
2007	750	$12.24	to	$13.32	$9,830	0.44%	0.00%	to	1.55%	3.40%	to	4.75%
2006	307	$11.69	to	$12.64	$3,854	0.11%	0.20%	to	1.55%	12.75%	to	13.68%
2005	40	$11.05	to	$11.11	$440	(a)	0.25%	to	1.05%		(a)	
ING Solution 2035 Portfolio - Service Class												
2009	5,065	$7.78	to	$10.84	$52,312	2.79%	0.00%	to	1.50%	26.47%	to	28.44%
2008	3,386	$6.11	to	$8.45	$27,711	1.40%	0.00%	to	1.50%	-37.97%	to	-36.99%
2007	2,101	$12.88	to	$13.41	$27,544	0.44%	0.00%	to	1.50%	3.70%	to	4.98%
2006	956	$12.42	to	$12.74	$12,006	0.11%	0.00%	to	1.50%	12.40%	to	13.58%
2005	106	$11.05	to	$11.15	$1,176	(a)	0.50%	to	1.50%		(a)	
ING Solution 2045 Portfolio - Adviser Class												
2009	1,072	$9.58	to	$10.68	$11,165	2.16%	0.00%	to	1.55%	27.31%	to	29.30%
2008	797	$7.43	to	$8.26	$6,465	1.10%	0.00%	to	1.55%	-40.86%	to	-39.93%
2007	579	$12.42	to	$13.75	$7,858	0.24%	0.00%	to	1.55%	3.86%	to	5.24%
2006	174	$12.70	to	$12.99	$2,250	0.03%	0.20%	to	1.55%	13.66%	to	14.56%
2005	23	$11.27	to	$11.33	$256	(a)	0.25%	to	1.05%		(a)	
ING Solution 2045 Portfolio - Service Class												
2009	3,511	$7.51	to	$10.81	$36,075	2.34%	0.00%	to	1.50%	27.92%	to	29.93%
2008	2,197	$5.82	to	$8.32	$17,688	1.13%	0.00%	to	1.50%	-40.72%	to	-39.88%
2007	1,293	$9.89	to	$13.84	$17,462	0.25%	0.00%	to	1.50%	4.15%	to	5.38%
2006	589	$12.76	to	$13.08	$7,586	0.03%	0.00%	to	1.50%	13.32%	to	14.47%
2005	52	$11.26	to	$11.36	$586	(a)	0.50%	to	1.50%		(a)	
ING Solution Growth and Income Portfolio - Service Class												
2009	167	$9.04	to	$9.22	$1,529	0.93%	0.25%	to	1.50%	18.61%	to	19.90%
2008	82	$7.63	to	$7.69	$625	(d)	0.25%	to	1.40%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Growth Portfolio - Service Class												
2009	86	$8.45	to	$8.63	$737	0.66%	0.25%	to	1.50%	22.87%	to	23.99%
2008	25	$6.91	to	$6.96	$174	(d)	0.25%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Solution Income Portfolio - Adviser Class												
2009	776	$10.61	to	$11.32	$8,576	5.19%	0.00%	to	1.40%	15.42%	to	16.94%
2008	854	$9.19	to	$9.68	$8,109	1.98%	0.00%	to	1.40%	-18.09%	to	-16.91%
2007	646	$11.22	to	$11.65	$7,427	0.90%	0.00%	to	1.40%	3.41%	to	4.70%
2006	150	$10.85	to	$11.07	$1,657	0.10%	0.20%	to	1.40%	6.12%	to	6.50%
2005	4	$10.29	to	$10.31	$40	(a)	0.70%	to	1.00%		(a)	
ING Solution Income Portfolio - Service Class												
2009	852	$9.63	to	$11.47	$9,378	5.44%	0.00%	to	1.50%	15.44%	to	17.28%
2008	733	$8.35	to	$9.78	$6,949	2.09%	0.00%	to	1.50%	-17.91%	to	-16.70%
2007	644	$11.28	to	$11.74	$7,385	0.65%	0.00%	to	1.50%	3.68%	to	4.87%
2006	250	$10.88	to	$11.13	$2,746	0.16%	0.15%	to	1.50%	5.73%	to	6.76%
2005	33	$10.29	to	$10.36	$341	(a)	0.50%	to	1.50%		(a)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class												
2009	30		$10.40		$313	-		0.35%			45.05%	
2008	30		$7.17		$212	-		0.35%			-43.54%	
2007	29		$12.70		$365	-		0.35%			12.29%	
2006	3		$11.31		$39	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2009	25,435	$8.04	to	$11.95	$281,756	0.43%	0.00%	to	1.50%	40.28%	to	52.34%
2008	26,223	$5.53	to	$8.17	$200,073	0.48%	0.00%	to	1.50%	-45.52%	to	-41.84%
2007	28,669	$11.84	to	$14.41	$389,300	0.19%	0.00%	to	1.50%	6.13%	to	16.20%
2006	33,002	$10.59	to	$12.72	$397,287	-	0.00%	to	1.50%	3.11%	to	9.05%
2005	38,267	$11.07	to	$11.60	$429,422	(a)	0.00%	to	1.50%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2009	36	$8.02	to	$11.55	$368	0.31%	0.00%	to	1.25%	44.22%	to	46.02%
2008	37	$5.56	to	$7.91	$272	-	0.00%	to	1.25%	-44.01%	to	-43.26%
2007	39	$9.93	to	$13.94	$514	-	0.00%	to	1.25%	11.57%	to	12.61%
2006	35	$8.90	to	$12.27	$425	-	0.20%	to	1.25%	7.62%	to	8.39%
2005	22	$8.27	to	$11.20	$230	-	0.55%	to	1.25%	7.59%	to	7.88%
ING T. Rowe Price Growth Equity Portfolio - Adviser Class												
2009	105		$10.21		$1,070	-		0.35%			41.81%	
2008	103		$7.20		$743	0.32%		0.35%			-42.72%	
2007	92		$12.57		$1,155	-		0.35%			9.02%	
2006	12		$11.53		$143	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2009	10,235	$7.99	to	$24.73	$200,867	0.17%	0.00%	to	1.50%	40.83%	to	43.01%
2008	10,195	$5.63	to	$17.48	$141,775	1.37%	0.00%	to	1.50%	-43.12%	to	-30.59%
2007	11,199	$10.39	to	$30.54	$275,025	0.48%	0.00%	to	1.50%	-10.73%	to	9.89%
2006	12,312	$9.60	to	$28.07	$281,531	0.24%	0.00%	to	1.50%	11.63%	to	13.33%
2005	13,745	$11.71	to	$25.03	$282,041	0.48%	0.00%	to	1.50%	4.59%	to	6.15%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2009	140	$10.60	to	$12.48	$1,598	-	0.00%	to	1.55%	40.40%	to	42.58%
2008	126	$7.55	to	$8.84	$1,018	1.15%	0.00%	to	1.55%	-43.28%	to	-42.36%
2007	88	$13.31	to	$15.48	$1,234	0.19%	0.00%	to	1.55%	7.95%	to	9.11%
2006	67	$12.33	to	$14.27	$867	-	0.20%	to	1.55%	11.59%	to	12.56%
2005	39	$11.13	to	$12.75	$446	0.60%	0.45%	to	1.30%	4.60%	to	5.23%
ING Templeton Foreign Equity Portfolio - Adviser Class												
2009	26		$8.26		$215	-		0.35%			30.90%	
2008	23		$6.31		$143	(d)		0.35%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Initial Class												
2009	11,443	$8.11	to	$8.38	$94,024	-	0.00%	to	1.50%	30.10%	to	32.18%
2008	12,039	$6.23	to	$6.34	$75,608	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Templeton Foreign Equity Portfolio - Service Class												
2009	6	$9.64	to	$10.17	$57	-	0.00%	to	1.45%	30.01%	to	31.91%
2008	5	$7.43	to	$7.71	$40	0.04%	0.00%	to	1.40%		-41.32%	
2007	425	$12.66	to	$12.99	$5,433	1.43%	0.00%	to	1.50%	13.44%	to	14.69%
2006	27	$11.16	to	$11.23	$302	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Thornburg Value Portfolio - Adviser Class												
2009	40		$10.81		$429	0.83%		0.35%			43.56%	
2008	39		$7.53		$295	0.25%		0.35%			-40.24%	
2007	41		$12.60		$521	-		0.35%			6.33%	
2006	5		$11.85		$54	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Thornburg Value Portfolio - Initial Class												
2009	4,320	$6.40	to	$30.95	$89,807	1.14%	0.00%	to	1.50%	42.54%	to	44.85%
2008	4,224	$4.48	to	$21.60	$61,486	0.54%	0.00%	to	1.50%	-40.74%	to	-39.78%
2007	4,540	$7.56	to	$36.21	$113,433	0.45%	0.00%	to	1.50%	5.60%	to	7.23%
2006	5,003	$7.15	to	$34.10	$117,356	0.47%	0.00%	to	1.50%	15.11%	to	16.85%
2005	5,863	$9.90	to	$29.48	$118,725	0.78%	0.00%	to	1.50%	0.00%	to	1.56%
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class												
2009	9		$8.82		$77	1.67%		0.35%			30.67%	
2008	6		$6.75		$43	3.57%		0.35%			-40.27%	
2007	1		$11.30		$13	(c)		0.35%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2009	6,024	$7.50	to	$16.50	$76,337	1.44%	0.00%	to	1.95%	29.15%	to	31.83%
2008	6,593	$5.74	to	$12.52	$64,277	2.42%	0.00%	to	1.95%	-40.95%	to	-5.47%
2007	7,798	$11.71	to	$20.79	$126,472	0.72%	0.00%	to	1.95%	-37.09%	to	1.17%
2006	8,239	$11.75	to	$20.55	$135,280	0.80%	0.00%	to	1.95%	12.23%	to	14.55%
2005	9,161	$10.42	to	$17.94	$134,490	0.87%	0.00%	to	1.50%	7.49%	to	9.39%
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2009	1		$8.54		$10	-		1.00%			30.18%	
2008	1		$6.56		$6	-		1.00%			-40.58%	
2007	1		$11.04		$6	-		1.00%			-0.09%	
2006	-		$11.05		$3	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Comstock Portfolio - Adviser Class												
2009	30		$9.39		$284	2.04%		0.35%			27.76%	
2008	28		$7.35		$206	3.06%		0.35%			-36.80%	
2007	33		$11.63		$382	1.50%		0.35%			-2.92%	
2006	13		$11.98		$151	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Comstock Portfolio - Service Class												
2009	4,478	$7.70	to	$13.12	$51,283	2.28%	0.00%	to	1.95%	25.95%	to	28.60%
2008	4,775	$6.03	to	$10.31	$42,974	3.72%	0.00%	to	1.95%	-37.70%	to	-36.68%
2007	5,857	$12.01	to	$16.39	$83,912	1.24%	0.25%	to	1.95%	-3.74%	to	-2.54%
2006	6,763	$12.38	to	$16.94	$100,241	0.74%	0.30%	to	1.95%	13.56%	to	15.52%
2005	7,429	$11.46	to	$14.77	$98,136	0.60%	0.00%	to	1.50%	1.97%	to	3.10%
ING Van Kampen Equity and Income Portfolio - Adviser Class												
2009	46		$10.80		$492	1.50%		0.35%			21.62%	
2008	35		$8.88		$308	7.05%		0.35%			-24.04%	
2007	17		$11.69		$203	2.68%		0.35%			2.72%	
2006	2		$11.38		$21	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Equity and Income Portfolio - Initial Class												
2009	21,103	$9.11	to	$12.30	$240,779	1.87%	0.00%	to	1.95%	14.24%	to	25.89%
2008	23,075	$7.48	to	$10.03	$216,996	5.17%	0.00%	to	1.95%	-30.76%	to	-21.09%
2007	26,353	$11.95	to	$13.08	$325,269	2.45%	0.00%	to	1.95%	-1.13%	to	8.09%
2006	31,545	$11.77	to	$12.63	$378,557	1.93%	0.00%	to	1.95%	6.18%	to	12.67%
2005	31,676	$10.66	to	$11.21	$344,729	(a)	0.00%	to	1.50%		(a)	
ING Van Kampen Equity and Income Portfolio - Service Class												
2009	4	$35.54	to	$36.27	$149	1.31%	1.00%	to	1.25%	20.84%	to	21.14%
2008	5	$29.41	to	$30.80	$157	5.22%	0.60%	to	1.25%	-24.51%	to	-24.03%
2007	5	$12.58	to	$40.54	$188	2.88%	0.60%	to	1.25%	2.02%	to	2.66%
2006	3	$12.33	to	$39.49	$90	2.00%	0.60%	to	1.25%	10.98%	to	11.31%
2005	-	$11.11	to	$34.76	$13	-	1.00%	to	1.25%	6.42%	to	6.69%
ING Growth and Income Fund - Class A												
2009	9	$13.49	to	$13.64	$129	(e)	0.40%	to	1.55%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Strategic Allocation Conservative Portfolio - Class I												
2009	1,943	$8.92	to	$19.06	$29,313	7.90%	0.00%	to	1.95%	15.62%	to	17.94%
2008	1,959	$7.64	to	$16.17	$25,840	4.38%	0.00%	to	1.95%	-25.08%	to	-23.58%
2007	2,130	$11.88	to	$21.16	$37,661	3.11%	0.00%	to	1.95%	4.12%	to	5.81%
2006	2,335	$11.41	to	$20.00	$39,520	2.61%	0.00%	to	1.95%	6.22%	to	8.40%
2005	4,513	$10.97	to	$18.82	$73,683	1.50%	0.00%	to	1.70%	3.09%	to	4.67%
ING Strategic Allocation Growth Portfolio - Class I												
2009	4,155	$7.83	to	$18.80	$60,353	9.30%	0.00%	to	1.95%	22.80%	to	25.27%
2008	4,099	$6.30	to	$15.01	$48,875	2.56%	0.00%	to	1.95%	-37.31%	to	-26.13%
2007	4,414	$11.45	to	$23.47	$84,589	1.70%	0.00%	to	1.95%	-11.33%	to	5.05%
2006	4,732	$11.07	to	$22.35	$88,592	1.35%	0.00%	to	1.95%	11.01%	to	13.22%
2005	4,786	$11.29	to	$19.77	$81,185	1.18%	0.00%	to	1.70%	2.45%	to	6.19%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Moderate Portfolio - Class I												
2009	3,969	$8.34	to	$18.68	$56,060	8.62%	0.00%	to	1.60%	19.91%	to	21.77%
2008	3,902	$6.91	to	$15.34	$46,525	3.19%	0.00%	to	1.60%	-31.57%	to	-30.47%
2007	4,075	$11.78	to	$22.07	$73,150	2.16%	0.00%	to	1.60%	3.82%	to	5.49%
2006	4,726	$11.34	to	$20.93	$82,807	1.80%	0.00%	to	1.60%	9.37%	to	11.21%
2005	2,405	$10.68	to	$18.45	$39,166	2.10%	0.00%	to	1.70%	2.19%	to	3.83%
ING Growth and Income Portfolio - Class A												
2009	47		$8.62		$403	1.03%		0.35%			29.24%	
2008	56		$6.67		$371	1.89%		0.35%			-38.18%	
2007	15		$10.79		$158	(c)		0.35%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Growth and Income Portfolio - Class I												
2009	53,908	$7.88	to	$276.06	$1,084,132	1.44%	0.00%	to	1.95%	27.76%	to	30.30%
2008	59,428	$6.10	to	$213.96	$926,638	1.44%	0.00%	to	1.95%	-38.89%	to	-6.86%
2007	70,409	$10.98	to	$346.30	$1,758,568	1.34%	0.00%	to	1.95%	-29.85%	to	7.42%
2006	80,060	$10.30	to	$325.50	$1,940,188	1.15%	0.00%	to	1.95%	12.51%	to	14.17%
2005	91,075	$9.09	to	$287.09	$1,975,255	1.00%	0.00%	to	1.50%	6.51%	to	8.13%
ING Growth and Income Portfolio - Class S												
2009	97	$8.59	to	$12.43	$884	1.68%	0.00%	to	1.50%	28.98%	to	29.55%
2008	46	$6.66	to	$6.70	$305	2.96%	0.30%	to	0.75%	-38.22%	to	-37.96%
2007	9	$10.78	to	$10.80	$101	(c)	0.30%	to	0.75%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING GET U.S. Core Portfolio - Series 5												
2009	40		$10.54		$420	3.55%		1.75%			-0.09%	
2008	46	$10.55	to	$10.56	$481	1.40%		1.75%			-8.97%	
2007	57	$11.59	to	$11.60	$660	1.78%		1.75%		0.35%	to	0.43%
2006	59		$11.55		$685	1.94%		1.75%			9.27%	
2005	61		$10.57		$645	0.89%		1.75%			0.96%	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 6												
2009	192	$10.32	to	$10.33	$1,981	2.09%	1.75%			-0.10%		
2008	216	$10.33	to	$10.34	$2,235	1.82%	1.75%			-7.85%	to	-7.76%
2007	260	$11.20	to	$11.21	$2,918	2.25%	1.75%			1.45%	to	1.54%
2006	356	$11.04	to	$11.05	$3,931	2.33%	1.75%			8.55%	to	8.65%
2005	454		$10.17		$4,616	0.39%	1.75%				0.89%	
ING GET U.S. Core Portfolio - Series 7												
2009	165	$10.25	to	$10.63	$1,715	2.13%	1.00%	to	1.75%	-0.77%	to	0.00%
2008	195	$10.33	to	$10.63	$2,036	1.98%	1.00%	to	1.75%	-6.68%	to	-5.93%
2007	226	$11.06	to	$11.30	$2,516	2.37%	1.00%	to	1.75%	1.47%	to	2.26%
2006	325	$10.90	to	$11.05	$3,556	2.41%	1.00%	to	1.75%	8.35%	to	9.19%
2005	391	$10.06	to	$10.12	$3,939	0.05%	1.00%	to	1.75%	0.60%	to	1.10%
ING GET U.S. Core Portfolio - Series 8												
2009	34	$10.29	to	$10.30	$350	2.31%	1.75%			0.10%	to	0.19%
2008	75	$10.28	to	$10.29	$774	1.95%	1.75%			-8.13%	to	-8.04%
2007	87	$11.18	to	$11.19	$969	1.94%	1.75%				1.82%	
2006	137	$10.98	to	$10.99	$1,507	1.77%	1.75%			8.71%	to	8.81%
2005	154		$10.10		$1,556	(a)	1.75%				(a)	
ING GET U.S. Core Portfolio - Series 9												
2009	14		$10.25		$141	2.12%	1.75%				-0.19%	
2008	14		$10.27		$142	1.96%	1.75%				-6.81%	
2007	15		$11.02		$164	2.41%	1.75%			2.04%	to	2.13%
2006	16	$10.79	to	$10.80	$168	1.48%	1.75%				8.22%	
2005	22	$9.97	to	$9.98	$220	(a)	1.75%				(a)	
ING GET U.S. Core Portfolio - Series 10												
2009	7		$10.08		$68	2.90%	1.75%				-2.61%	
2008	7		$10.35		$70	2.74%	1.75%				-5.48%	
2007	7		$10.95		$76	1.32%	1.75%				1.77%	
2006	7		$10.76		$76	0.84%	1.75%				7.82%	
2005	11		$9.98		$107	(a)	1.75%				(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 11												
2009	3	$10.25	to	$10.26	$31	3.17%		1.75%		-2.57%	to	-2.47%
2008	3		$10.52		$32	2.53%		1.75%			-1.22%	
2007	4		$10.65		$47	4.26%		1.75%			0.28%	
2006	4		$10.62		$47	0.08%		1.75%		5.99%	to	6.09%
2005	8	$10.01	to	$10.02	$80	(a)	1.15%	to	1.25%		(a)	
ING BlackRock Science and Technology Opportunities Portfolio - Class I												
2009	8,967	$4.33	to	$14.70	$42,053	-	0.00%	to	1.90%	49.80%	to	52.74%
2008	7,555	$2.88	to	$9.65	$23,396	-	0.00%	to	1.60%	-40.75%	to	-39.74%
2007	8,355	$4.86	to	$16.07	$42,834	-	0.00%	to	1.90%	17.02%	to	19.06%
2006	8,763	$4.14	to	$13.50	$37,594	-	0.00%	to	1.60%	5.60%	to	7.21%
2005	10,034	$3.92	to	$11.04	$40,552	-	0.00%	to	1.50%	10.06%	to	11.83%
ING Index Plus LargeCap Portfolio - Class I												
2009	18,196	$7.27	to	$19.01	$283,441	3.01%	0.00%	to	1.95%	20.75%	to	23.20%
2008	19,363	$5.99	to	$15.43	$247,468	2.11%	0.00%	to	1.95%	-38.41%	to	-37.20%
2007	22,182	$9.68	to	$24.64	$469,092	1.25%	0.00%	to	1.95%	2.98%	to	5.00%
2006	26,449	$9.36	to	$23.55	$539,452	1.08%	0.00%	to	1.95%	12.29%	to	14.59%
2005	29,222	$11.05	to	$20.64	$532,133	1.22%	0.00%	to	1.85%	3.46%	to	5.37%
ING Index Plus LargeCap Portfolio - Class S												
2009	40		$9.29		$375	2.57%		0.35%			22.56%	
2008	43		$7.58		$325	1.52%		0.35%			-37.56%	
2007	28		$12.14		$334	-		0.35%			4.39%	
2006	1		$11.63		$7	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Index Plus MidCap Portfolio - Class I												
2009	14,483	$7.88	to	$22.05	$274,072	1.65%	0.00%	to	2.10%	28.97%	to	31.80%
2008	14,637	$6.03	to	$16.74	$212,512	1.44%	0.00%	to	2.10%	-38.76%	to	-37.58%
2007	16,185	$13.29	to	$26.82	$381,531	0.81%	0.00%	to	1.95%	3.51%	to	5.23%
2006	18,518	$12.68	to	$25.09	$421,728	0.62%	0.00%	to	1.95%	7.28%	to	9.43%
2005	19,654	$12.22	to	$23.22	$416,465	0.44%	0.00%	to	1.95%	9.08%	to	11.15%

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Index Plus MidCap Portfolio - Class S									
2009	49	$9.55		$472	1.09%	0.35%		31.00%	
2008	36	$7.29		$260	1.33%	0.35%		-37.90%	
2007	29	$11.74		$343	0.52%	0.35%		4.92%	
2006	4	$11.19		$43	(b)	0.35%		(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	
ING Index Plus SmallCap Portfolio - Class I									
2009	7,647	$7.67 to	$15.83	$103,515	1.74%	0.00% to	2.10%	22.25% to	24.85%
2008	7,836	$6.19 to	$12.68	$85,771	0.96%	0.00% to	2.10%	-34.86% to	-33.54%
2007	9,070	$12.14 to	$19.08	$151,310	0.48%	0.00% to	2.15%	-8.00% to	-6.48%
2006	10,525	$13.03 to	$20.09	$189,877	0.41%	0.00% to	1.95%	11.75% to	13.78%
2005	11,258	$12.34 to	$17.88	$182,246	0.30%	0.00% to	1.85%	5.65% to	7.65%
ING Index Plus SmallCap Portfolio - Class S									
2009	14	$8.74		$122	1.11%	0.35%		23.97%	
2008	8	$7.05		$58	-	0.35%		-33.86%	
2007	8	$10.66		$90	-	0.35%		-6.82%	
2006	5	$11.44		$52	(b)	0.35%		(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	
ING International Index Portfolio - Class I									
2009	2,401	$7.43 to	$13.44	$19,407	-	0.00% to	1.60%	26.18% to	27.56%
2008	37	$5.92 to	$5.95	$220	(d)	0.30% to	1.25%	(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	
ING International Index Portfolio - Class S									
2009	1	$12.80		$19	(e)	0.35%		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	

411

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Opportunistic Large Cap Portfolio - Class I												
2009	5,673	$7.13	to	$17.81	$82,042	2.18%	0.00%	to	1.85%	13.01%	to	15.15%
2008	3,555	$6.24	to	$15.47	$44,326	2.10%	0.00%	to	1.85%	-36.59%	to	-35.65%
2007	4,155	$12.12	to	$24.08	$82,179	1.70%	0.00%	to	1.60%	1.40%	to	3.00%
2006	4,980	$11.84	to	$23.34	$96,810	1.42%	0.00%	to	1.60%	14.29%	to	16.06%
2005	5,822	$10.27	to	$20.11	$97,980	1.77%	0.00%	to	1.50%	5.44%	to	7.03%
ING Russell™ Large Cap Growth Index Portfolio - Class I												
2009	221	$12.47	to	$12.76	$2,772	(e)	0.00%	to	1.50%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2009	29	$12.15	to	$12.60	$353	(e)	0.00%	to	1.35%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Large Cap Index Portfolio - Class I												
2009	1,190	$8.06	to	$8.27	$9,692	-	0.00%	to	1.60%	21.90%	to	23.65%
2008	403	$6.62	to	$6.68	$2,675	(d)	0.00%	to	1.45%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Value Index Portfolio - Class I												
2009	7	$11.85	to	$11.86	$79	(e)	1.15%	to	1.25%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Value Index Portfolio - Class S												
2009	165	$11.81	to	$11.92	$1,952	(e)	0.00%	to	1.50%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2009	237	$12.80	to	$12.92	$3,049	(e)	0.00%	to	1.50%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Mid Cap Index Portfolio - Class I												
2009	433	$8.15	to	$8.36	$3,562	-	0.00%	to	1.50%	38.41%	to	40.27%
2008	224	$5.91	to	$5.96	$1,329	(d)	0.00%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Small Cap Index Portfolio - Class I												
2009	225	$8.65	to	$8.83	$1,962	-	0.25%	to	1.50%	24.78%	to	26.32%
2008	91	$6.94	to	$6.99	$635	(d)	0.25%	to	1.40%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Small Company Portfolio - Class I												
2009	5,202	$8.35	to	$27.77	$107,672	0.61%	0.00%	to	1.50%	25.65%	to	27.62%
2008	5,178	$6.59	to	$21.76	$86,261	1.08%	0.00%	to	1.50%	-32.09%	to	-31.10%
2007	5,336	$14.34	to	$31.63	$135,138	0.19%	0.00%	to	1.50%	4.29%	to	5.90%
2006	6,886	$13.75	to	$29.99	$169,087	0.39%	0.00%	to	1.50%	15.06%	to	16.80%
2005	7,440	$12.03	to	$25.78	$158,729	0.14%	0.00%	to	1.50%	8.64%	to	10.28%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Small Company Portfolio - Class S												
2009	11		$10.80		$118	0.92%		0.35%			26.76%	
2008	12		$8.52		$100	1.07%		0.35%			-31.46%	
2007	7		$12.43		$87	-		0.35%			5.34%	
2006	1		$11.80		$11	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING U.S. Bond Index Portfolio - Class I												
2009	368	$10.61	to	$10.87	$3,932	2.62%	0.00%	to	1.50%	4.32%	to	5.84%
2008	153	$10.17	to	$10.27	$1,559	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING International Value Portfolio - Class I												
2009	7,742	$7.16	to	$14.85	$105,099	1.56%	0.00%	to	1.70%	25.00%	to	27.22%
2008	7,918	$5.67	to	$11.79	$84,985	2.94%	0.00%	to	1.70%	-43.63%	to	-42.79%
2007	8,365	$16.66	to	$20.79	$158,131	1.78%	0.00%	to	1.55%	11.69%	to	13.15%
2006	7,376	$14.78	to	$18.51	$123,753	2.42%	0.30%	to	1.55%	27.45%	to	29.01%
2005	5,941	$12.35	to	$14.45	$78,444	2.43%	0.00%	to	1.55%	7.82%	to	9.15%
ING International Value Portfolio - Class S												
2009	26		$10.88		$283	1.51%		0.35%			25.78%	
2008	29		$8.65		$248	3.02%		0.35%			-42.52%	
2007	32		$15.05		$480	1.48%		0.35%			12.65%	
2006	5		$13.36		$60	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING MidCap Opportunities Portfolio - Class I												
2009	998	$8.92	to	$14.17	$12,935	0.21%	0.00%	to	1.50%	39.29%	to	41.60%
2008	935	$6.36	to	$10.69	$8,648	-	0.00%	to	1.50%	-38.51%	to	-37.84%
2007	649	$14.57	to	$17.22	$9,758	-	0.20%	to	1.50%	23.79%	to	25.10%
2006	509	$11.77	to	$12.55	$6,141	-	0.40%	to	1.50%	6.21%	to	7.25%
2005	467	$11.08	to	$12.83	$5,277	-	0.50%	to	1.50%	0.87%	to	9.78%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MidCap Opportunities Portfolio - Class S												
2009	23		$12.21		$276	-		0.35%			40.51%		
2008	12		$8.69		$108	-		0.35%			-37.93%		
2007	5		$14.00		$70	-		0.35%			25.00%		
2006	-		$11.20		$3	(b)		0.35%			(b)		
2005	(b)		(b)		(b)	(b)		(b)			(b)		
ING SmallCap Opportunities Portfolio - Class I												
2009	1,414	$7.92	to	$12.81	$11,898	-	0.00%	to	1.50%	28.99%	to	31.05%
2008	1,290	$6.14	to	$9.68	$8,367	-	0.00%	to	1.50%	-35.44%	to	-34.62%
2007	1,200	$9.51	to	$15.30	$11,915	-	0.20%	to	1.50%	8.44%	to	9.67%
2006	1,122	$8.77	to	$13.46	$10,191	-	0.40%	to	1.50%	10.87%	to	12.17%
2005	1,146	$7.91	to	$8.97	$9,331	-	0.40%	to	1.50%	1.86%	to	8.64%
ING SmallCap Opportunities Portfolio - Class S												
2009	6		$10.68		$60	-		0.35%			30.24%		
2008	6		$8.20		$47	-		0.35%			-34.82%		
2007	1		$12.58		$17	-		0.35%			9.39%		
2006	1		$11.50		$10	(b)		0.35%			(b)		
2005	(b)		(b)		(b)	(b)		(b)			(b)		
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2009	8	$20.91	to	$33.21	$261	6.84%	0.50%	to	1.45%	24.06%	to	25.25%
2008	9	$16.64	to	$26.71	$236	2.32%	0.50%	to	1.45%	-17.06%	to	-16.23%
2007	13	$13.48	to	$32.14	$367	2.63%	0.30%	to	1.45%	8.96%	to	9.95%
2006	14	$12.22	to	$29.45	$394	1.90%	0.40%	to	1.45%	9.10%	to	10.17%
2005	20	$12.45	to	$26.93	$508	0.01%	0.50%	to	1.50%	6.38%	to	7.28%
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2009	14	$15.57	to	$25.35	$327	-	0.30%	to	1.50%	42.60%	to	44.34%
2008	15	$10.77	to	$17.72	$240	0.27%	0.30%	to	1.50%	-44.52%	to	-43.95%
2007	17	$19.37	to	$31.89	$490	0.21%	0.45%	to	1.45%	20.28%	to	21.49%
2006	19	$15.92	to	$26.46	$466	-	0.25%	to	1.45%	11.97%	to	13.37%
2005	22	$14.12	to	$23.58	$489	-	0.25%	to	1.50%	10.59%	to	11.99%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2009	3	$17.63	to	$26.20	$62	5.00%	0.50%	to	1.50%	11.54%	to	12.63%
2008	5	$15.77	to	$23.44	$98	4.06%	0.50%	to	1.50%	4.71%	to	5.53%
2007	5	$15.06	to	$22.38	$99	4.67%	0.50%	to	1.25%	5.67%	to	6.47%
2006	6	$14.25	to	$21.18	$114	4.37%	0.50%	to	1.25%	2.97%	to	3.71%
2005	7	$14.34	to	$20.57	$146	0.02%	0.55%	to	1.25%	0.73%	to	1.39%
Janus Aspen Series Janus Portfolio - Institutional Shares												
2009	5	$8.02	to	$19.82	$84	-	0.50%	to	1.40%	34.49%	to	35.62%
2008	7	$8.17	to	$14.72	$75	0.89%	0.50%	to	1.40%	-40.58%	to	-40.01%
2007	7	$13.66	to	$25.03	$150	0.67%	0.50%	to	1.40%	13.50%	to	14.51%
2006	8	$11.96	to	$22.00	$148	0.43%	0.50%	to	1.40%	9.82%	to	10.86%
2005	11	$9.95	to	$18.49	$185	-	0.30%	to	1.40%	2.84%	to	3.90%
Janus Aspen Series Worldwide Portfolio - Institutional Shares												
2009	10	$10.30	to	$20.19	$172	1.23%	0.45%	to	1.50%	35.65%	to	37.13%
2008	12	$7.49	to	$14.85	$154	1.27%	0.45%	to	1.50%	-45.34%	to	-44.94%
2007	13	$13.70	to	$30.90	$317	0.90%	0.45%	to	1.25%	8.25%	to	9.18%
2006	15	$12.54	to	$28.51	$353	1.61%	0.45%	to	1.25%	16.74%	to	17.68%
2005	19	$10.68	to	$21.50	$381	-	0.30%	to	1.25%	4.57%	to	5.53%
Lazard U.S. Mid Cap Equity Portfolio - Open Shares												
2009	159	$7.19	to	$7.49	$1,162	0.77%	0.00%	to	1.50%	36.53%	to	38.19%
2008	73	$5.30	to	$5.42	$388	2.24%	0.00%	to	1.25%	-39.36%	to	-38.48%
2007	37	$8.74	to	$8.81	$326	(c)	0.00%	to	1.25%	(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
LKCM Aquinas Growth Fund												
2009	27	$8.65	to	$10.34	$269	-	0.90%	to	1.05%	28.71%		
2008	26	$8.01			$206	-	1.05%			-33.80%		
2007	19	$12.10			$236	-	1.05%			0.08%		
2006	17	$10.87			$183	(b)	0.90%			(b)		
2005	(b)	(b)			(b)	(b)	(b)			(b)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class												
2009	276	$9.04	to	$9.27	$2,518	0.18%	0.00%	to	1.50%	26.61%	to	28.19%
2008	126	$7.14	to	$7.20	$905	(d)	0.25%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Lord Abbett Mid-Cap Value Fund, Inc. - Class A												
2009	96	$10.13	to	$12.70	$1,054	0.67%	0.60%	to	1.90%	24.29%	to	25.89%
2008	85	$8.15	to	$10.13	$739	1.80%	0.55%	to	1.90%	-40.51%	to	-39.78%
2007	87	$13.80	to	$16.89	$1,257	0.51%	0.50%	to	1.75%	-1.15%	to	0.07%
2006	75	$13.96	to	$16.97	$1,081	0.56%	0.50%	to	1.75%	10.36%	to	11.81%
2005	63	$12.65	to	$15.26	$818	0.54%	0.50%	to	1.75%	6.47%	to	7.65%
Lord Abbett Small-Cap Value Fund - Class A												
2009	88	$14.56	to	$15.49	$1,330	-	0.60%	to	1.65%	27.72%	to	28.98%
2008	91	$11.40	to	$12.03	$1,074	0.22%	0.55%	to	1.65%	-32.18%	to	-31.45%
2007	96	$16.81	to	$17.52	$1,648	0.13%	0.60%	to	1.65%	8.59%	to	9.68%
2006	88	$15.44	to	$15.91	$1,379	-	0.70%	to	1.75%	18.40%	to	19.56%
2005	74	$13.04	to	$13.31	$980	-	0.70%	to	1.75%	11.41%	to	12.42%
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2009	7,527	$7.18	to	$13.99	$88,200	0.47%	0.00%	to	1.50%	24.74%	to	26.56%
2008	8,061	$5.71	to	$11.16	$75,150	1.22%	0.00%	to	1.50%	-40.23%	to	-39.51%
2007	9,441	$12.71	to	$18.59	$146,234	0.44%	0.20%	to	1.50%	-0.95%	to	0.38%
2006	10,067	$12.72	to	$18.67	$156,234	0.50%	0.25%	to	1.50%	10.54%	to	11.88%
2005	10,499	$12.93	to	$16.80	$147,309	0.51%	0.30%	to	1.50%	6.67%	to	7.94%
Massachusetts Investors Growth Stock Fund - Class A												
2009	26	$10.93	to	$11.29	$297	0.30%	0.65%	to	1.20%	38.71%	to	39.56%
2008	46	$7.88	to	$8.09	$364	0.36%	0.65%	to	1.20%	-37.66%	to	-37.38%
2007	58	$12.55	to	$12.92	$737	0.45%	0.65%	to	1.40%	10.10%	to	10.59%
2006	52	$11.38	to	$11.61	$596	-	0.80%	to	1.50%	6.37%	to	6.61%
2005	39	$10.79	to	$10.89	$421	(f)	0.80%	to	1.30%		(f)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Morgan Stanley U.S. Small Cap Value Portfolio -												
Class I												
2009	181		$9.66		$1,746	-		-				30.54%	
2008	114		$7.40		$841	(d)		-				(d)	
2007	(d)		(d)		(d)	(d)		(d)				(d)	
2006	(d)		(d)		(d)	(d)		(d)				(d)	
2005	(d)		(d)		(d)	(d)		(d)				(d)	
Neuberger Berman Socially Responsive Fund® -												
Trust Class												
2009	424	$8.71	to	$9.22	$3,772	0.44%	0.00%	to	1.70%	28.30%	to	30.41%
2008	318	$6.12	to	$7.07	$2,187	0.72%	0.00%	to	1.60%	-39.86%	to	-39.08%
2007	175	$11.28	to	$11.54	$1,985	0.80%	0.25%	to	1.55%	5.62%	to	6.79%
2006	48	$10.68	to	$10.77	$519	(b)	0.40%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
New Perspective Fund®, Inc. - Class R-3												
2009	272	$13.29	to	$14.56	$3,881	1.16%	0.00%	to	1.55%	35.19%	to	37.10%
2008	254	$9.89	to	$10.62	$2,657	1.79%	0.00%	to	1.45%	-38.99%	to	-38.08%
2007	238	$16.21	to	$17.15	$4,038	2.44%	0.00%	to	1.45%	14.34%	to	15.34%
2006	83	$14.18	to	$14.75	$1,204	1.64%	0.20%	to	1.55%	18.17%	to	19.17%
2005	40	$12.16	to	$12.36	$486	1.45%	0.25%	to	1.10%	9.98%	to	10.56%
New Perspective Fund®, Inc. - Class R-4												
2009	4,201	$8.34	to	$15.07	$59,419	1.48%	0.00%	to	1.50%	35.41%	to	37.52%
2008	3,763	$6.11	to	$10.97	$39,040	2.60%	0.00%	to	1.50%	-38.80%	to	-37.81%
2007	2,456	$15.58	to	$17.64	$41,461	2.12%	0.00%	to	1.50%	14.23%	to	15.56%
2006	1,896	$13.57	to	$15.13	$27,925	1.55%	0.30%	to	1.50%	18.09%	to	19.46%
2005	1,760	$11.44	to	$12.78	$22,033	1.87%	0.00%	to	1.50%	9.56%	to	10.64%
Oppenheimer Capital Appreciation Fund - Class A												
2009	55	$9.46	to	$10.03	$538	-	0.55%	to	1.55%	41.41%	to	42.67%
2008	53	$6.69	to	$7.03	$363	-	0.55%	to	1.55%	-46.74%	to	-46.17%
2007	47	$12.56	to	$13.06	$597	-	0.55%	to	1.55%	12.19%	to	13.17%
2006	36	$11.24	to	$11.54	$414	-	0.55%	to	1.45%	6.62%	to	6.79%
2005	30	$10.65	to	$10.76	$316	0.75%	0.70%	to	1.25%	3.40%	to	3.96%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class A												
2009	4,581	$9.22	to	$67.99	$241,957	0.54%	0.00%	to	1.95%	78.72%	to	81.84%
2008	3,873	$5.11	to	$37.41	$114,355	1.45%	0.00%	to	1.65%	-48.87%	to	-48.03%
2007	4,018	$23.12	to	$71.98	$230,998	0.96%	0.00%	to	1.95%	31.54%	to	33.43%
2006	3,743	$17.39	to	$52.76	$163,882	1.30%	0.30%	to	1.75%	23.14%	to	24.56%
2005	3,268	$17.98	to	$41.82	$115,468	1.74%	0.50%	to	1.65%	38.95%	to	40.45%
Oppenheimer Global Securities/VA												
2009	13	$12.41	to	$22.16	$273	2.31%	0.50%	to	1.80%	37.28%	to	39.11%
2008	17	$9.06	to	$15.97	$247	1.70%	0.45%	to	1.75%	-41.25%	to	-40.45%
2007	23	$15.42	to	$26.82	$578	1.49%	0.45%	to	1.75%	4.87%	to	5.84%
2006	32	$14.74	to	$25.34	$765	1.02%	0.45%	to	1.80%	16.01%	to	17.15%
2005	35	$12.74	to	$21.63	$711	2.11%	0.45%	to	1.85%	12.61%	to	13.78%
Oppenheimer Main Street Fund®/VA												
2009	9	$7.57	to	$8.56	$72	1.48%	1.25%	to	1.50%	26.38%	to	26.63%
2008	10	$5.99	to	$6.76	$63	1.12%	1.25%	to	1.50%	-39.37%	to	-39.21%
2007	11	$9.88	to	$11.12	$115	0.84%	1.25%	to	1.50%	2.92%	to	3.15%
2006	13	$9.60	to	$10.78	$123	1.67%	1.25%	to	1.50%	13.34%	to	13.59%
2005	-	-			$41	-	-			-		
Oppenheimer Main Street Small Cap Fund®/VA												
2009	737	$7.97	to	$12.48	$8,067	0.75%	0.00%	to	1.50%	35.19%	to	37.31%
2008	578	$5.85	to	$9.19	$4,655	0.52%	0.00%	to	1.50%	-38.76%	to	-38.01%
2007	531	$12.90	to	$14.92	$6,971	0.31%	0.25%	to	1.50%	-2.71%	to	-1.48%
2006	351	$13.26	to	$15.26	$4,722	0.10%	0.30%	to	1.50%	13.33%	to	14.43%
2005	89	$11.70	to	$13.40	$1,052	2.38%	0.50%	to	1.50%	8.62%		
Oppenheimer MidCap Fund/VA												
2009	3	$3.61	to	$7.21	$15	-	1.25%	to	1.50%	30.80%	to	31.09%
2008	4	$2.76	to	$5.50	$13	-	1.25%	to	1.50%	-49.91%	to	-49.73%
2007	4	$5.51	to	$10.94	$31	-	1.25%	to	1.50%	4.99%		
2006	-	$10.42			$1	-	1.25%			1.66%		
2005	-	-			$3	-	-			-		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Strategic Bond Fund/VA												
2009	6	$15.86	to	$17.63	$104	0.96%	0.55%	to	1.45%	17.13%	to	18.24%
2008	7	$13.54	to	$14.99	$105	5.22%	0.50%	to	1.45%	-15.43%	to	-14.70%
2007	7	$16.01	to	$17.48	$125	3.94%	0.55%	to	1.45%	8.10%	to	9.11%
2006	8	$14.81	to	$16.02	$128	3.91%	0.55%	to	1.45%	5.94%	to	6.87%
2005	11	$13.98	to	$15.10	$154	9.58%	0.45%	to	1.45%	1.16%	to	2.17%
Pax World Balanced Fund												
2009	4,954	$8.30	to	$11.98	$54,186	1.67%	0.00%	to	1.65%	19.28%	to	21.42%
2008	4,896	$6.89	to	$9.87	$44,509	1.99%	0.00%	to	1.75%	-31.93%	to	-30.74%
2007	4,498	$12.75	to	$14.25	$59,458	1.79%	0.00%	to	1.75%	7.49%	to	9.16%
2006	4,112	$11.83	to	$12.90	$50,097	1.66%	0.30%	to	1.75%	9.03%	to	10.07%
2005	4,818	$10.85	to	$11.76	$54,353	1.65%	0.00%	to	1.65%	3.72%	to	4.87%
PIMCO Real Return Portfolio - Administrative Class												
2009	8,873	$11.20	to	$13.61	$112,730	2.96%	0.00%	to	1.65%	16.42%	to	18.41%
2008	6,215	$9.53	to	$11.50	$67,423	4.31%	0.00%	to	1.65%	-8.45%	to	-7.03%
2007	2,861	$10.72	to	$12.37	$34,027	4.42%	0.00%	to	1.50%	8.91%	to	10.55%
2006	2,338	$10.15	to	$11.19	$25,436	4.36%	0.00%	to	1.50%	-0.74%	to	0.36%
2005	2,096	$10.52	to	$11.10	$22,843	3.20%	0.40%	to	1.50%	0.56%	to	1.48%
Pioneer High Yield Fund - Class A												
2009	373	$11.60	to	$12.86	$4,675	6.97%	0.20%	to	1.95%	59.16%	to	61.76%
2008	328	$7.37	to	$7.95	$2,557	7.36%	0.20%	to	1.75%	-38.07%	to	-37.15%
2007	273	$11.81	to	$12.65	$3,394	4.89%	0.20%	to	1.95%	5.03%	to	6.37%
2006	161	$11.33	to	$11.78	$1,880	4.89%	0.40%	to	1.75%	8.63%	to	10.10%
2005	70	$10.43	to	$10.69	$742	4.75%	0.45%	to	1.75%	0.67%	to	1.72%
Pioneer Emerging Markets VCT Portfolio - Class I												
2009	3,007	$7.13	to	$9.37	$27,443	1.14%	0.00%	to	1.70%	71.95%	to	74.81%
2008	2,224	$4.12	to	$5.36	$11,735	0.43%	0.00%	to	1.55%	-58.85%	to	-58.26%
2007	2,280	$12.71	to	$12.84	$29,074	(c)	0.00%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I												
2009	1,618	$10.08	to	$13.03	$19,842	7.77%	0.00%	to	1.50%	57.99%	to	60.47%
2008	1,510	$6.35	to	$8.12	$11,678	9.26%	0.00%	to	1.50%	-36.41%	to	-35.58%
2007	1,598	$11.89	to	$12.45	$19,319	5.55%	0.25%	to	1.50%	3.99%	to	5.36%
2006	1,065	$11.36	to	$11.75	$12,297	5.72%	0.40%	to	1.50%	6.92%	to	8.10%
2005	646	$10.67	to	$10.94	$6,949	5.69%	0.00%	to	1.50%	0.38%	to	1.31%
Premier VIT OpCap Mid Cap Portfolio - Class I												
2009	936	$7.66	to	$7.99	$7,301	0.63%	0.00%	to	1.60%	36.65%	to	38.72%
2008	437	$5.62	to	$5.76	$2,476	0.42%	0.00%	to	1.50%	-42.54%	to	-41.83%
2007	40	$9.78	to	$9.85	$393	(c)	0.30%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
RiverSource® Diversified Equity Income Fund - Class R-3												
2009	30	$7.74	to	$7.85	$233	(e)	0.25%	to	1.10%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
RiverSource® Diversified Equity Income Fund - Class R-4												
2009	413	$7.73	to	$7.92	$3,222	2.01%	0.00%	to	1.50%	25.49%	to	27.05%
2008	237	$6.16	to	$6.21	$1,464	(d)	0.25%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
SMALLCAP World Fund® - Class R-4												
2009	325	$8.23	to	$8.44	$2,698	1.34%	0.00%	to	1.50%	51.29%	to	53.28%
2008	80	$5.44	to	$5.48	$434	(d)	0.25%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
T. Rowe Price Mid-Cap Value Fund - R Class									
2009	73	$13.23 to	$14.20	$999	0.82%	0.10% to	1.30%	44.12% to	45.46%
2008	74	$9.16 to	$9.62	$699	0.47%	0.35% to	1.35%	-35.71% to	-35.09%
2007	68	$14.14 to	$14.82	$991	1.80%	0.35% to	1.55%	-1.39% to	-0.20%
2006	69	$14.34 to	$14.85	$1,010	0.61%	0.35% to	1.55%	18.15% to	19.08%
2005	63	$12.20 to	$12.42	$775	0.29%	0.50% to	1.45%	5.72% to	6.70%
T. Rowe Price Value Fund - Advisor Class									
2009	12	$9.21		$109	2.61%	1.00%		35.64%	
2008	6	$6.79		$44	1.90%	1.00%		-40.44%	
2007	5	$11.40		$61	2.20%	1.00%		-0.44%	
2006	3	$11.45		$30	(b)	1.00%		(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	
Templeton Foreign Fund - Class A									
2009	84	$13.06 to	$14.02	$1,146	1.77%	0.55% to	1.75%	47.07% to	48.99%
2008	71	$8.88 to	$9.41	$658	3.00%	0.55% to	1.75%	-46.99% to	-46.40%
2007	82	$16.75 to	$17.56	$1,410	1.84%	0.55% to	1.75%	15.20% to	16.60%
2006	59	$14.54 to	$15.06	$876	2.28%	0.55% to	1.75%	18.01% to	19.06%
2005	51	$12.36 to	$12.59	$637	1.84%	0.70% to	1.65%	8.80% to	9.86%
Templeton Global Bond Fund - Class A									
2009	8,132	$12.49 to	$27.54	$155,610	4.38%	0.00% to	1.50%	17.11% to	18.86%
2008	6,885	$10.59 to	$23.17	$110,722	9.04%	0.00% to	1.50%	4.73% to	6.28%
2007	4,997	$12.26 to	$21.80	$72,664	7.52%	0.00% to	1.50%	9.14% to	10.83%
2006	2,522	$11.13 to	$19.67	$33,054	5.57%	0.00% to	1.50%	11.73% to	12.85%
2005	1,327	$11.07 to	$16.96	$15,341	5.36%	0.50% to	1.50%	-3.59% to	-4.49%
Van Kampen Small Cap Value Fund - Class A									
2009	6	$12.91		$72	(e)	0.45%		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Diversified Value Portfolio												
2009	7	$11.18	to	$11.87	$84	3.66%	0.95%	to	2.00%		25.74%	
2008	9	$9.01	to	$9.44	$80	3.09%	0.95%	to	1.95%	-37.34%	to	-36.73%
2007	8	$14.38	to	$14.92	$114	1.87%	0.95%	to	1.95%		2.97%	
2006	7	$14.09	to	$14.49	$100	(g)	0.95%	to	2.00%		(g)	
2005	5	$12.09	to	$12.25	$63	(a)	1.25%	to	2.05%		(a)	
Equity Income Portfolio												
2009	20	$10.71	to	$11.27	$225	4.10%	1.10%	to	2.00%	15.20%	to	15.47%
2008	17	$9.38	to	$9.76	$165	3.84%	1.10%	to	1.95%	-32.23%	to	-31.65%
2007	21	$13.84	to	$14.28	$304	2.23%	1.10%	to	1.95%		3.40%	
2006	17	$13.48	to	$13.81	$235	1.93%	1.10%	to	2.00%		19.36%	
2005	21	$11.39	to	$11.57	$240	2.23%	1.10%	to	2.05%	2.41%	to	3.03%
Small Company Growth Portfolio												
2009	9	$10.31	to	$10.94	$93	1.27%	0.95%	to	2.00%	37.60%	to	37.96%
2008	8	$7.57	to	$7.93	$64	-	0.95%	to	1.95%	-40.63%	to	-40.02%
2007	7	$12.75	to	$13.22	$86	-	0.95%	to	1.95%		2.80%	
2006	1	$12.51	to	$12.86	$18	(g)	0.95%	to	2.00%		(g)	
2005	-	$11.57	to	$11.72	-	(a)	1.25%	to	2.05%		(a)	
Wanger International												
2009	1,714	$7.59	to	$8.61	$14,434	3.47%	0.00%	to	1.55%	47.42%	to	49.80%
2008	1,203	$5.11	to	$5.75	$6,819	1.00%	0.00%	to	1.50%	-46.37%	to	-45.60%
2007	916	$10.46	to	$10.57	$9,623	(c)	0.00%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
Wanger Select												
2009	5,121	$7.92	to	$14.09	$68,682	-	0.00%	to	1.50%	63.80%	to	66.19%
2008	4,338	$4.80	to	$8.48	$35,288	-	0.00%	to	1.50%	-49.84%	to	-49.04%
2007	4,150	$15.70	to	$16.65	$66,892	-	0.00%	to	1.50%	7.73%	to	9.02%
2006	1,756	$14.45	to	$15.37	$26,052	0.25%	0.15%	to	1.50%	17.90%	to	19.00%
2005	559	$12.40	to	$12.94	$6,985	-	0.60%	to	1.50%	8.87%	to	9.69%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger USA												
2009	2,016	$8.22	to	$13.36	$24,191	-	0.00%	to	1.50%	40.12%	to	42.34%
2008	1,727	$5.83	to	$8.89	$14,699	-	0.00%	to	1.50%	-40.59%	to	-37.59%
2007	1,512	$13.11	to	$14.89	$21,526	-	0.05%	to	1.50%	-0.63%	to	4.86%
2006	1,254	$12.52	to	$14.27	$17,111	0.22%	0.15%	to	1.50%	6.31%	to	7.30%
2005	725	$12.66	to	$13.34	$9,257	-	0.00%	to	1.50%	9.61%	to	10.66%
Washington Mutual Investors Fund[SM], Inc. - Class R-3												
2009	406	$9.80	to	$10.73	$4,173	2.80%	0.00%	to	1.55%	16.81%	to	18.56%
2008	448	$8.39	to	$9.05	$3,911	2.30%	0.00%	to	1.55%	-34.35%	to	-33.31%
2007	395	$12.78	to	$13.57	$5,204	1.77%	0.00%	to	1.55%	2.08%	to	3.38%
2006	301	$12.52	to	$13.02	$3,858	1.62%	0.20%	to	1.55%	15.82%	to	17.24%
2005	198	$10.81	to	$11.09	$2,177	1.64%	0.25%	to	1.55%	1.78%	to	2.88%
Washington Mutual Investors Fund[SM], Inc. - Class R-4												
2009	7,276	$7.59	to	$11.00	$74,999	3.08%	0.00%	to	1.50%	17.25%	to	18.92%
2008	6,960	$6.43	to	$9.25	$60,944	2.56%	0.00%	to	1.50%	-34.15%	to	-33.33%
2007	6,883	$12.73	to	$13.71	$91,248	1.97%	0.25%	to	1.50%	2.34%	to	3.56%
2006	6,828	$12.38	to	$13.21	$88,156	1.90%	0.30%	to	1.50%	16.17%	to	17.48%
2005	5,985	$10.60	to	$11.29	$66,271	2.09%	0.40%	to	1.50%	1.94%	to	2.95%
Wells Fargo Advantage Small Cap Value Fund - Class A												
2009	8		$10.71		$88	-		1.00%			50.42%	
2008	7		$7.12		$46	-		1.00%			-39.04%	
2007	4		$11.68		$47	-		1.00%			9.16%	
2006	2		$10.70		$21	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

424

(a) As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented

(b) As this investment Division was not available until 2006, this data is not meaningful and therefore is not presented

(c) As this investment Division was not available until 2007, this data is not meaningful and therefore is not presented

(d) As this investment Division was not available until 2008, this data is not meaningful and therefore is not presented

(e) As this investment Division was not available until 2009, this data is not meaningful and therefore is not presented

(f) As this investment Division is wholly comprised of new contract bands at December 31, 2005, this data is not meaningful and therefore is not presented

(g) As this investment Division is wholly comprised of new contract bands at December 31, 2006, this data is not meaningful and therefore is not presented

(h) As this investment Division is wholly comprised of new contract bands at December 31, 2007, this data is not meaningful and therefore is not presented

(i) As this investment Division is wholly comprised of new contract bands at December 31, 2009, this data is not meaningful and therefore is not presented

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2010,
except for Note 2, as to which the date is
 April 5, 2010

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

		Year Ended December 31,			
		2009		2008	2007
Revenue:					
Net investment income	$	1,253.7	$ 1,083.7	$	1,054.7
Fee income		533.8	612.9		769.9
Premiums		35.0	46.9		46.8
Broker-dealer commission revenue		275.3	622.5		568.4
Net realized capital gains (losses):					
Total other-than-temporary impairment losses		(442.0)	(1,052.5)		(76.0)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)		47.5	-		-
Net other-than-temporary impairments recognized in earnings		(394.5)	(1,052.5)		(76.0)
Other net realized capital gains		162.4	399.4		48.4
Total net realized capital losses		(232.1)	(653.1)		(27.6)
Other income		16.4	21.3		20.3
Total revenue		1,882.1	1,734.2		2,432.5
Benefits and expenses:					
Interest credited and other benefits to contractowners		522.6	1,432.4		802.8
Operating expenses		597.6	687.5		652.2
Broker-dealer commission expense		275.3	622.5		568.4
Net amortization of deferred policy acquisition cost and value of business acquired		79.6	128.9		129.2
Interest expense		3.5	1.4		5.5
Total benefits and expenses		1,478.6	2,872.7		2,158.1
Income (loss) before income taxes		403.5	(1,138.5)		274.4
Income tax expense (benefit)		49.6	(108.3)		56.0
Net income (loss)	$	353.9	$ (1,030.2)	$	218.4

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

		As of December 31,		
		2009		**2008**
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value (amortized cost of $15,038.2 at 2009 and $14,544.3at 2008)	$	15,185.5	$	13,157.7
Equity securities, available-for-sale, at fair value (cost of $175.1 at 2009 and $247.7 at 2008)		187.9		240.3
Short-term investments		535.5		41.9
Mortgage loans on real estate		1,874.5		2,107.8
Policy loans		254.7		267.8
Loan-Dutch State obligation		674.1		-
Limited partnerships/corporations		426.2		513.9
Derivatives		129.0		235.2
Securities pledged (amortized cost of $483.7 at 2009 and $1,248.8 at 2008)		469.8		1,319.9
Total investments		19,737.2		17,884.5
Cash and cash equivalents		243.3		203.5
Short-term investments under securities loan agreement, including collateral delivered		351.0		483.9
Accrued investment income		217.2		205.8
Receivables for securities sold		3.1		5.5
Reinsurance recoverable		2,426.3		2,505.6
Deferred policy acquisition costs		901.8		865.5
Value of business acquired		991.5		1,832.5
Notes receivable from affiliate		175.0		175.0
Short-term loan to affiliate		287.2		-
Due from affiliates		49.1		13.8
Current income tax recoverable		23.9		38.6
Property and equipment		90.8		114.7
Other assets		100.8		233.3
Assets held in separate accounts		41,369.8		35,927.7
Total assets	$	66,968.0	$	60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2009	2008
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 21,115.0	$ 20,782.1
Payables for securities purchased	18.4	1.6
Payables under securities loan agreement, including collateral held	351.0	488.3
Notes payable	4.9	17.9
Borrowed money	0.1	615.3
Due to affiliates	159.9	116.7
Deferred income taxes	351.2	101.1
Other liabilities	693.6	874.7
Liabilities related to separate accounts	41,369.8	35,927.7
Total liabilities	64,063.9	58,925.4
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,528.2	4,161.3
Accumulated other comprehensive loss	(15.0)	(482.1)
Retained earnings (deficit)	(1,611.9)	(2,117.5)
Total shareholder's equity	2,904.1	1,564.5
Total liabilities and shareholder's equity	$ 66,968.0	$ 60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2007	$ 2.8	$ 4,299.5	$ (14.0)	$ (1,305.7)	$ 2,982.6
Comprehensive income:					
Net income	-	-	-	218.4	218.4
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4)	-	-	(24.4)	-	(24.4)
Pension liability ($7.1 pretax)	-	-	4.6	-	4.6
Total comprehensive income					198.6
Dividends paid	-	(145.0)	-	-	(145.0)
Employee share-based payments	-	4.8	-	-	4.8
Balance at December 31, 2007	2.8	4,159.3	(33.8)	(1,087.3)	3,041.0
Comprehensive loss:					
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4	-	-	(435.3)	-	(435.3)
Pension liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	2.8	4,161.3	(482.1)	(2,117.5)	1,564.5
Cumulative effect of change in accounting principle, net of DAC and tax	-	-	(151.7)	151.7	-
Comprehensive loss:					
Net income	-	-	-	353.9	353.9
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($879.0 pretax), including change in tax valuation allowance of $(54.1)	-	-	656.2	-	656.2
Portion of other-than-temporary impairment losses recognized in other comprehensive income (loss) ($(47.5) pretax), including increase in tax valuation allowance of $16.1	-	-	(47.5)	-	(47.5)
Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) ($0.8 pretax), including decrease in tax valuation allowance of $(0.3)	-	-	0.8	-	0.8
Pension liability ($14.3 pretax)	-	-	9.3	-	9.3
Total comprehensive loss					972.7
Capital contribution	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2009	2008	2007
Cash Flows from Operating Activities:			
Net income (loss)	$ 353.9	$ (1,030.2)	$ 218.4
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(152.8)	(205.1)	(193.4)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	83.3	128.3	133.9
Net accretion/decretion of discount/premium	45.4	87.1	72.7
Future policy benefits, claims reserves, and			
interest credited	398.2	1,296.8	579.6
Provision for deferred income taxes	36.7	25.3	30.4
Net realized capital gains	232.1	653.1	27.6
Depreciation	10.4	56.7	18.2
Change in:			
Accrued investment income	(11.4)	(37.5)	12.1
Reinsurance recoverable	79.3	88.8	121.0
Other receivable and assets accruals	130.9	(115.3)	(37.0)
Due to/from affiliates	7.9	(17.2)	46.4
Other payables and accruals	46.0	(120.3)	17.8
Other, net	(110.6)	(44.0)	(16.4)
Net cash provided by operating activities	1,149.3	766.5	1,031.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	5,864.2	9,039.7	10,235.6
Equity securities, available-for-sale	99.4	135.0	113.8
Mortgage loans on real estate	308.7	146.5	205.4
Limited partnerships/corporations	116.2	510.1	32.6
Derivatives	25.3	175.0	44.4
Acquisition of:			
Fixed maturities, available-for-sale	(6,215.4)	(11,593.4)	(8,425.5)
Equity securities, available-for-sale	(25.2)	(54.8)	(243.9)
Mortgage loans on real estate	(87.2)	(168.0)	(415.1)
Limited partnerships/corporations	(49.3)	(428.6)	(312.1)
Derivatives	(196.1)	(122.4)	(12.2)
Policy loans, net	13.1	5.6	(4.5)
Short-term investments, net	(492.7)	126.7	(163.3)
Loan-Dutch State obligation, net	124.8	-	-
Sales (purchases) of fixed assets, net	13.5	(24.0)	(90.5)
Collateral (delivered) held, net	(4.4)	23.2	(18.8)
Net cash (used in) provided by investing activities	(505.1)	(2,229.4)	945.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
	2009	2008	2007
Cash Flows from Financing Activities:			
Deposits received for investment contracts	2,069.6	3,836.4	1,600.0
Maturities and withdrawals from investment contracts	(2,123.6)	(2,312.2)	(3,451.2)
Short-term (repayments) loans to (from) affiliates	(300.2)	13.0	45.0
Short-term repayments of repurchase agreements, net	(615.2)	(123.1)	(94.8)
Notes payable	-	-	9.9
Dividends to Parent	-	-	(145.0)
Contribution of capital	365.0	-	-
Net cash (used in) provided by financing activities	(604.4)	1,414.1	(2,036.1)
Net increase (decrease) in cash and cash equivalents	39.8	(48.8)	(58.9)
Cash and cash equivalents, beginning of year	203.5	252.3	311.2
Cash and cash equivalents, end of year	$ 243.3	$ 203.5	$ 252.3
Supplemental cash flow information:			
Income taxes paid (received), net	$ 13.7	$ (44.1)	$ 45.1
Interest paid	$ 4.8	$ 23.6	$ 44.6
Non-cash transfer: Loan-Dutch State obligation	$ 798.9	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On May 11, 2006, ILIAC organized Northfield Windsor LLC ("NWL") as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property"). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut. On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability's fair value:

- The quoted price of the identical liability when traded as an asset; or
- Quoted prices for similar liabilities or similar liabilities traded as assets; or
- Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

FASB Accounting Standards Codification

In June 2009, the FASB issued ASU 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company adopted the Codification as of July 1, 2009. There was no effect on the Company's financial condition, results of operations, or cash flows. The Company has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in this Organization and Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Company on April 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of deferred policy acquisition costs ("DAC") and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

	Change in Amortized Cost
Fixed maturities:	
U.S. corporate, state and municipalities	$ 47.0
Foreign	45.0
Residential mortgage-backed	14.3
Commercial mortgage-backed	88.5
Other asset-backed	44.0
Total investments, available-for-sale	$ 238.8

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments," which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009 and are presented in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued new guidance on business combinations, included in ASC Topic 805, "Business Combinations." ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill, acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC Topic 450, "Contingencies."

These provisions, as included in ASC Topic 805, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions for the year ended December 31, 2009.

Equity Method Investment Accounting

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, "Investments-Equity Method and Joint Ventures," which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions or changes in ownership for the year ended December 31, 2009.

New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

Accounting and Reporting Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 are effective as of the beginning of the first interim or annual reporting period after December 15, 2009, and are required to be applied retrospectively to January 1, 2009. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-02.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

The provisions of ASU 2009-17 and ASU 2010-10 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-17 and ASU 2010-10.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 "Transfers & Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders controls, unless the transfer meets the conditions for a participating interest; and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-16.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the consolidated financial statements, as of December 31, 2009 and for the three years ended December 31, 2009, 2008, and 2007, were issued.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, value of business acquired ("VOBA"), and deferred income taxes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments, and related income taxes. During 2008 and 2009, due to the economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation of Investments and Derivatives

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above, including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Short-term investments: The fair values for certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following investments are reported at values other than fair value on the Consolidated Balance Sheets, and are therefore not categorized in the fair value hierarchy:

Mortgage loans on real estate: Mortgage loans on real estate are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

Policy loans: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Loan - Dutch State obligation: The reported value of the State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

Limited partnerships/corporations: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

Current US GAAP guidance for universal life and investment-type products, such as fixed and variable deferred annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with current US GAAP guidance for DAC related to modification or exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts, as follows:

- For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.
- As of January 1, 2007, internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009 and 2008, total accumulated depreciation and amortization was $92.0 and $103.0, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and range from 0.0% to 7.8% for the years 2009, 2008, and 2007. Certain reserves also may include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2009 and 2008, given the economic environment, which resulted in significant net realized and unrealized losses, the Company did not include the net unrealized and unamortized realized losses associated with experienced-rated contracts in Future policy benefits and claims reserves. The net unrealized losses on investments supporting experience-rated contracts are reflected in Accumulated other comprehensive (loss) income, and the amortization of realized losses has been recorded in Interest credited and other benefits to contractowners. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2009, 2008, and 2007, reserve interest rates ranged from 5.3% to 6.0%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value in accordance with the requirements of US GAAP guidance for insurance companies, derivatives, and fair value measurements. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of new US GAAP guidance on fair value measurements. Nonperformance risk for product guarantees contain adjustment to the fair value of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair value of these product guarantees.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

The Company's domestic individual life insurance business was disposed of on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- investments are directed by the contractholder;
- and, all investment performance, net of contract fees and assessments, is passed through to the contractholder.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company reports separate account assets and liabilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the above criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2009 and 2008, unrealized capital losses of $8.8 and $53.2, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsidiary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.4 billion and $2.5 billion at December 31, 2009 and 2008, respectively, is related to the reinsurance recoverable from a subsidiary of Lincoln under this reinsurance agreement.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2.   **Investments**

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2009.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	OTTI[2]	Fair Value
Fixed maturities:					
U.S. Treasuries	$ 1,897.2	$ 3.0	$ 38.3	$ -	$ 1,861.9
U.S. government agencies and authorities	632.5	41.1	-	-	673.6
State, municipalities, and political subdivisions	112.5	2.5	7.8	-	107.2
U.S. corporate securities:					
Public utilities	1,138.7	40.8	14.3	-	1,165.2
Other corporate securities	4,366.5	267.4	63.2	0.6	4,570.1
Total U.S. corporate securities	5,505.2	308.2	77.5	0.6	5,735.3
Foreign securities[1]:					
Government	343.0	29.2	8.7	-	363.5
Other	2,922.5	129.0	56.6	0.1	2,994.8
Total foreign securities	3,265.5	158.2	65.3	0.1	3,358.3
Residential mortgage-backed securities	1,916.6	268.3	111.9	16.8	2,056.2
Commercial mortgage-backed securities	1,535.0	10.4	214.3	-	1,331.1
Other asset-backed securities	657.4	9.8	106.3	29.2	531.7
Total fixed maturities, including securities pledged	15,521.9	801.5	621.4	46.7	15,655.3
Less: securities pledged	483.7	4.3	18.2	-	469.8
Total fixed maturities	15,038.2	797.2	603.2	46.7	15,185.5
Equity securities	175.1	13.4	0.6	-	187.9
Total investments, available-for-sale	$ 15,213.3	$ 810.6	$ 603.8	$ 46.7	$ 15,373.4

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 1,391.4	$ 84.5	$ 0.9	$ 1,475.0
U.S. government agencies and authorities	783.2	77.2	-	860.4
State, municipalities, and political subdivisions	72.9	0.3	17.7	55.5
U.S. corporate securities:				
Public utilities	926.8	4.3	101.2	829.9
Other corporate securities	3,925.4	85.7	408.8	3,602.3
Total U.S. corporate securities	4,852.2	90.0	510.0	4,432.2
Foreign securities[1]:				
Government	409.8	4.3	63.3	350.8
Other	2,455.4	35.0	317.8	2,172.6
Total foreign securities	2,865.2	39.3	381.1	2,523.4
Residential mortgage-backed securities	3,412.6	153.6	266.7	3,299.5
Commercial mortgage-backed securities	1,601.0	0.1	370.2	1,230.9
Other asset-backed securities	814.6	1.0	214.9	600.7
Total fixed maturities, including				
fixed maturities pledged	15,793.1	446.0	1,761.5	14,477.6
Less: fixed maturities pledged	1,248.8	78.9	7.8	1,319.9
Total fixed maturities	14,544.3	367.1	1,753.7	13,157.7
Equity securities	247.7	1.0	8.4	240.3
Total investments available-for-sale	$ 14,792.0	$ 368.1	$ 1,762.1	$ 13,398.0

[1] Primarily U.S. dollar denominated.

At December 31, 2009, net unrealized gains were $146.2 and at December 31, 2008, net unrealized losses were $1,322.9 on total fixed maturities, including securities pledged to creditors, and equity securities. During 2009 and 2008, as a result of the economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, excluding securities pledged, as of December 31, 2009, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	250.5	$	253.1
After one year through five years		3,942.6		4,134.7
After five years through ten years		4,025.5		4,173.0
After ten years		3,194.3		3,175.5
Mortgage-backed securities		3,451.6		3,387.3
Other asset-backed securities		657.4		531.7
Less: securities pledged		483.7		469.8
Fixed maturities, excluding securities pledged	$	15,038.2	$	15,185.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2009 or 2008.

At December 31, 2009 and 2008, fixed maturities with fair values of $12.9 and $14.2, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2009 and 2008, approximately 29.4% and 15.7%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value as allowed under a provision of current US GAAP. The fair value of these instruments at December 31, 2009 and 2008 was $233.5 and $134.0, respectively, and is included in Fixed maturities, available for sale, on the Consolidated Balance Sheets. The impact to Other net realized capital gains (losses) on the Consolidated Statements of Operations related to these hybrid instruments was $57.0 and $6.0 for the years ended December 31, 2009 and 2008, respectively.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $119.0 and $141.0 in ING proprietary funds as of December 31, 2009 and 2008, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows as of December 31, 2009 and 2008.

	2009				2008			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 105.5	15.7%	$ 18.5	2.8%	$ 169.3	9.6%	$ 40.2	2.3%
More than six months and twelve months or less below amortized cost	44.0	6.6%	37.9	5.7%	511.9	29.1%	58.3	3.3%
More than twelve months below amortized cost	300.8	45.0%	161.4	24.2%	921.5	52.3%	60.3	3.4%
Total unrealized capital loss	$ 450.3	67.3%	$ 217.8	32.7%	$ 1,602.7	91.0%	$ 158.8	9.0%

The following table summarizes the unrealized capital losses (including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2009 and 2008.

2009	Six Months or Less Below Amortized Cost		More than Six Months and Twelve Months or Less Below Amortized Cost		More than Twelve Months Below Cost		Total Unrealized Capital Losses	
Interest rate or spread widening	$	75.9	$	35.2	$	78.5	$	189.6
Mortgage and other asset-backed securities		48.1		46.7		383.7		478.5
Total unrealized capital losses	$	124.0	$	81.9	$	462.2	$	668.1
Fair value	$	2,901.8	$	212.6	$	2,127.2	$	5,241.6
2008								
Interest rate or spread widening	$	144.2	$	381.7	$	383.5	$	909.4
Mortgage and other asset-backed securities		65.3		188.5		598.3		852.1
Total unrealized capital losses	$	209.5	$	570.2	$	981.8	$	1,761.5
Fair value	$	2,999.6	$	3,446.7	$	2,964.2	$	9,410.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of December 31, 2009 and 2008.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2009								
U.S. Treasuries	$ 1,002.1	$ 38.3	$ -	$ -	$ -	$ -	$ 1,002.1	$ 38.3
U.S. corporate, state, and municipalities	1,097.0	22.7	86.1	14.9	381.2	48.3	1,564.3	85.9
Foreign	528.6	14.8	40.0	20.4	301.8	30.2	870.4	65.4
Residential mortgage-backed	141.1	45.4	47.7	4.2	425.3	79.1	614.1	128.7
Commercial mortgage-backed	105.8	1.2	27.2	35.7	757.1	177.4	890.1	214.3
Other asset-backed	27.2	1.6	11.6	6.7	261.8	127.2	300.6	135.5
Total	$ 2,901.8	$ 124.0	$ 212.6	$ 81.9	$ 2,127.2	$ 462.2	$ 5,241.6	$ 668.1
2008								
U.S. Treasuries	$ 482.8	$ 0.9	$ -	$ -	$ -	$ -	$ 482.8	$ 0.9
U.S. corporate, state, and municipalities	1,104.3	89.0	1,487.4	235.9	613.4	202.8	3,205.1	527.7
Foreign	576.0	54.6	906.2	145.8	563.3	180.7	2,045.5	381.1
Residential mortgage-backed	621.9	48.6	610.9	94.0	646.6	124.1	1,879.4	266.7
Commercial mortgage-backed	84.3	2.6	285.4	69.5	821.5	298.1	1,191.2	370.2
Other asset-backed	88.1	13.7	156.8	25.1	319.4	176.1	564.3	214.9
Total	$ 2,957.4	$ 209.4	$ 3,446.7	$ 570.3	$ 2,964.2	$ 981.8	$ 9,368.3	$ 1,761.5

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 82.2% of the average book value as of December 31, 2009. In addition, this category includes 427 securities, which have an average quality rating of A+.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
Six months or less						
below amortized cost	$ 3,652.0	$ 185.0	$ 168.0	$ 60.7	377	98
More than six months and						
twelve months or less						
below amortized cost	734.6	247.0	40.2	124.3	120	48
More than twelve months						
below amortized cost	431.1	660.1	28.2	246.7	90	129
Total	$ 4,817.7	$ 1,092.1	$ 236.4	$ 431.7	587	275
2008						
Six months or less						
below amortized cost	$ 5,085.8	$ 2,956.4	$ 408.8	$ 992.5	778	555
More than six months and						
twelve months or less						
below amortized cost	1,858.2	276.7	132.2	128.5	328	69
More than twelve months						
below amortized cost	921.6	31.3	81.6	17.9	183	15
Total	$ 7,865.6	$ 3,264.4	$ 622.6	$ 1,138.9	1,289	639

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
U.S. Treasuries	$ 1,040.5	$ -	$ 38.3	$ -	9	-
U.S. corporate, state and municipalities	1,532.2	118.0	53.5	32.4	256	23
Foreign	830.0	105.8	31.7	33.7	111	22
Residential mortgage-backed	522.0	220.8	55.1	73.6	115	109
Commercial mortgage-backed	732.4	372.0	49.3	165.0	59	39
Other asset-backed	160.5	275.5	8.5	127.0	37	82
Total	$ 4,817.6	$ 1,092.1	$ 236.4	$ 431.7	587	275
2008						
U.S. Treasuries	$ 483.7	$ -	$ 0.9	$ -	4	-
U.S. corporate, state and municipalities	2,744.0	988.8	211.7	316.1	579	232
Foreign	1,728.2	698.3	144.1	237.0	285	154
Residential mortgage-backed	1,733.1	413.4	131.1	135.6	252	77
Commercial mortgage-backed	812.8	748.5	102.6	267.6	93	72
Other asset-backed	363.8	415.3	32.2	182.6	76	104
Total	$ 7,865.6	$ 3,264.3	$ 622.6	$ 1,138.9	1,289	639

During the year ended December 31, 2009, unrealized capital losses on fixed maturities decreased by $1.1 billion primarily due to the transfer of 80% interest in the Alt-A RMBS securities owned by the Company as a result of the Alt-A transaction with the Dutch State during the first quarter of 2009. In addition, improved economic conditions and tightening of credit spreads in 2009 served to increase the value of fixed maturities. These improvements were partially offset by the impact of the implementation of new US GAAP guidance on impairments in the second quarter of 2009, when certain noncredit impairments were reclassified into Other comprehensive income (loss), which previously were reported in Net realized capital gains (losses).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At both December 31, 2009 and 2008, the Company held 8 fixed maturities with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $118.2, or 17.7% and $206.3 or 11.7% of the total unrealized capital losses, as of December 31, 2009 and 2008, respectively.

The fair value of the Company's fixed maturities, including securities pledged, increased $1.2 billion before tax and DAC, from December 31, 2008 through December 31, 2009 primarily due to improved economic conditions and tightening of credit spreads in 2009.

All securities with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-temporary impairment was necessary.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 156.0	15	$ -	-	$ -	-
U.S. corporate	47.8	57	283.2	233	36.3	113
Foreign[1]	50.6	42	108.9	94	19.1	54
Residential mortgage-backed	31.6	69	349.3	194	7.1	30
Commercial mortgage-backed	17.7	11	220.8	29	-	-
Other asset-backed	43.4	32	24.8	35	10.5	21
Equity securities	19.5	9	55.1	17	-	-
Limited partnerships	17.6	17	6.6	6	3.0	1
Mortgage loans on real estate	10.3	4	3.8	1	-	-
Total	$ 394.5	256	$ 1,052.5	609	$ 76.0	219

[1] Primarily U.S. dollar denominated.

The above schedule includes $112.2, $235.8, and $16.4, in other-than-temporary write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, related to credit impairments, which are recognized in earnings. The remaining $282.3, $816.7, and $59.6 in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, are related to intent impairments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 156.0	15	$ -	-	$ -	-
U.S. corporate	35.9	42	204.5	180	31.6	102
Foreign[1]	48.7	41	81.3	78	19.1	54
Residential mortgage-backed	2.4	1	291.8	128	2.6	2
Commercial mortgage-backed	17.7	11	220.8	29	-	-
Other asset-backed	21.6	10	18.3	14	6.3	16
Total	$ 282.3	120	$ 816.7	429	$ 59.6	174

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the year ended December 31, 2009.

	2009	
	Impairment	No. of Securities
U.S. corporate	$ 0.6	2
Foreign[1]	0.1	3
Residential mortgage-backed	16.8	29
Other asset-backed	29.2	17
Total	$ 46.7	51

[1] Primarily U.S. dollar denominated.

The fair value of the fixed maturities with other-than-temporary impairments at December 31, 2009, 2008, and 2007 was $2,964.4, $2,136.5, and $1,210.8, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

	2009
Balance at April 1, 2009[1]	$ 25.1
Additional credit impairments:	
On securities not previously impaired	13.6
On securities previously impaired	8.8
Reductions:	
Securities sold, matured, prepaid or paid down	(1.5)
Balance at December 31, 2009	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 1,125.7	$ 1,019.3	$ 895.5
Equity securities, available-for-sale	15.4	(13.2)	38.5
Mortgage loans on real estate	111.3	116.0	118.5
Real estate	6.6	9.0	-
Policy loans	13.7	14.2	14.1
Short-term investments and cash equivalents	2.4	5.8	2.2
Other	18.4	12.7	88.3
Gross investment income	1,293.5	1,163.8	1,157.1
Less: investment expenses	39.8	80.1	102.4
Net investment income	$ 1,253.7	$ 1,083.7	$ 1,054.7

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2009, 2008, and 2007.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2009	2008	2007
Fixed maturities, available-for-sale, including net OTTI of $(347.1), $(987.0), and $(73.0) in 2009, 2008, and 2007, respectively	$ (35.5)	$ (990.8)	$ (50.3)
Equity securities, available-for-sale, including net OTTI of $(19.5), $(55.1), and $0.0 in 2009, 2008, and 2007, respectively	(2.9)	(81.0)	6.4
Derivatives	(190.2)	(187.0)	(123.0)
Other investments, including net OTTI of $(27.9), $(10.4), and $(3.0) in 2009, 2008, and 2007, respectively	(14.8)	(18.7)	(2.6)
Less: allocation to experience-rated contracts, including net OTTI of $(175.5), $(439.1), and $(49.9) in 2009, 2008, and 2007, respectively	11.3	624.4	141.9
Net realized capital losses	$ (232.1)	$ (653.1)	$ (27.6)
After-tax net realized capital losses including tax valuation allowance of $92.2 for 2009 and of $(328.0) for 2008	$ (58.7)	$ (752.5)	$ (17.9)

The decline in Net realized capital losses for the year ended December 31, 2009, was primarily due to a decline in impairments related to improved market conditions which began in the latter part of the first quarter of 2009, as well as the implementation of new US GAAP guidance on impairments in the second quarter of 2009, which resulted in the transfer of noncredit related impairments to Other comprehensive income (loss). Also contributing to the decline was a gain of $206.2 recognized in the first quarter of 2009 on the transfer of an 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State as well as gains on the sale of equity securities driven by improvements in equity market conditions.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008 and continuing in 2009, as a result of the economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2009 and 2008, the Company fully amortized $11.3 and $624.4, respectively, of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 at

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

December 31, 2007 and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, including those related to experience-related contracts, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007
Proceeds on sales	$	4,674.6	$	8,426.5	$	5,738.8
Gross gains		228.5		120.0		66.4
Gross losses		87.4		234.4		101.2

3.   Financial Instruments

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Inputs other than quoted market prices that are observable; and
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

	2009			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,861.8	$ 12,320.6	$ 1,472.9	$ 15,655.3
Equity securities, available-for-sale	148.1	-	39.8	187.9
Derivatives	-	129.0	-	129.0
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.0	1.8	-	1,129.8
Assets held in separate accounts	34,936.7	6,433.1	-	41,369.8
Total	$ 38,074.6	$ 18,884.5	$ 1,512.7	$ 58,471.8
Liabilities:				
Product guarantees	$ -	$ -	$ 6.0	$ 6.0
Derivatives	-	283.4	48.3	331.7
Total	$ -	$ 283.4	$ 54.3	$ 337.7

[1] Level 3 net assets and liabilities accounted for 2.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 8.7%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008			
	Level 1	**Level 2**	**Level 3**[1]	**Total**
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Derivatives	-	235.2	-	235.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	711.1	18.2	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,980.7	$ 16,337.8	$ 2,291.6	$ 51,610.1
Liabilities:				
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Derivatives	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy as Level 1 or Level 2 assets consistent with the policies described above for Fixed maturities.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following disclosures are made in accordance with the requirements of ASC 825, "Financial Instruments", which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

   With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2009 and 2008.

	2009		2008	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 15,655.3	$ 15,655.3	$ 14,477.6	$ 14,477.6
Equity securities, available-for-sale	187.9	187.9	240.3	240.3
Mortgage loans on real estate	1,874.5	1,792.8	2,107.8	2,027.9
Loan-Dutch State obligation	674.1	645.5	-	-
Policy loans	254.7	254.7	267.8	267.8
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,129.8	1,129.8	729.3	729.3
Derivatives	129.0	129.0	235.2	235.2
Notes receivable from affiliates	175.0	169.6	175.0	175.0
Assets held in separate accounts	41,369.8	41,369.8	35,927.7	35,927.7
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,359.0	1,450.4	1,529.4	1,610.6
Without a fixed maturity	16,441.2	17,688.4	15,611.8	17,237.9
Product guarantees	6.0	6.0	220.0	220.0
Derivatives	331.7	331.7	544.1	544.1

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following tables summarize the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009 and 2008.

	Fixed maturities, available-for-sale, including securities pledged	Equity securities, available-for-sale	Derivatives	Product Guarantees
Balance at January 1, 2009	$ 2,291.6	$ -	$ (73.6)	$ (220.0)
Capital gains (losses):				
Net realized capital (losses) gains	(41.2) [1]	(11.0)	5.9 [3]	219.4 [4]
Net unrealized capital gains [2]	137.7	5.3	-	-
Total net realized and unrealized				
capital gains (losses)	96.5	(5.7)	5.9	219.4
Purchases, sales, issuances,				
and settlements, net	(432.7)	1.0	11.6	(5.4)
Transfers in to Level 3	-	44.5	-	-
Transfers out of Level 3	(482.5)	-	7.8	-
Balance at December 31, 2009	$ 1,472.9	39.8	$ (48.3)	$ (6.0)
Balance at January 1, 2008	$ 1,737.6	$ -	$ -	$ (76.4)
Capital gains (losses):				
Net realized capital losses	(72.6) [1]	-	(29.3) [3]	(139.6) [4]
Net unrealized capital gains [2]	71.8	-	-	-
Total net realized and unrealized				
capital losses	(0.8)	-	(29.3)	(139.6)
Purchases, sales, issuances,				
and settlements, net	(171.7)	-	21.5	(4.0)
Transfers in to Level 3	726.5	-	(65.8)	-
Balance at December 31, 2008	$ 2,291.6	$ -	$ (73.6)	$ (220.0)

[1] This amount is included in Net realized capital gains (losses) with $(79.8) and $5.4 for the years ended December 31, 2009 and 2008, respectively, related to the amortization of book value included in Net investment income on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses on these Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impractical to track realized and unrealized gains (losses) on a contract-by-contract basis.

[4] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on these Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Level 3 fair value balances are discussed below by investment type.

Fixed Maturities available-for-sale, including securities pledged: The amount of Level 3 fixed maturities for the year ended December 31, 2009, declined mainly due to the transfer of 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State during the first quarter of 2009. The unrealized capital gains on Level 3 fixed maturities for the year ended December 31, 2009, represent the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio related to the Dutch State Transaction, as well as increases in the value of fixed maturities as the markets improved in the latter part of 2009. Transfers out of Level 3 for the year ended December 31, 2009, represent the movement of Alt-A mortgage-backed securities to Level 2, as the market became active again for these securities at the end of 2009. The increase in Level 3 fixed maturities for the year ended December 31, 2008, was related to the Company's determination that subprime and Alt-A RMBS should be classified as Level 3 due to decreased levels of corroborating market activity for these securities.

Equity securities, available-for-sale: Equity securities transferred into Level 3 in 2009 represent private equities or equity securities not traded on an exchange, which are valued by sources other than a pricing service such as analytics or brokers.

Derivatives: Fair value of Level 3 derivatives declined for the year ended December 31, 2009, primarily due to the transfer from Level 3 to Level 1 of futures contracts, which are valued based on unadjusted prices from an active exchange. Level 3 derivatives for the year ended December 31, 2008 increased due to the transfer in of subprime and Alt-A RMBS due to significantly reduced market activity.

Product guarantees: For the year ended December 31, 2009, the value of the liability related to product guarantees decreased as an increase in interest rates and market values increased customer account balances and decreased the Company's liability. As of December 31, 2009, the net realized gains attributable to credit risk were $5.0. For the year ended December 31, 2008, liabilities related to product guarantees increased as deterioration in the economic environment led to lower customer account balances and increased the Company's liability.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

See the Organization & Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under ASC 820, ASC 815 and ASC 944. The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2009 and 2008.

	2009			2008		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Interest rate swaps[1]	5,909.4	$ 86.8	$ (228.8)	7,207.2	$ 207.6	$ (439.6)
Foreign exchange swaps[1]	199.5	-	(43.3)	199.5	3.1	(21.7)
Credit default swaps[1]	243.9	0.2	(53.6)	341.1	16.1	(75.0)
Forwards[1]	-	-	-	263.0	3.3	-
Swaptions[1]	90.7	0.5	-	2,521.5	5.1	-
Futures[1]	-	-	-	580.6	-	(7.8)
Interest rate caps[1]	3,750.0	41.5	(6.0)	-	-	-
Managed custody guarantees[3]	N/A*	-	(6.0)	N/A*	-	(40.0)
Embedded derivatives:						
Within securities[2]	N/A*	46.4	(0.1)	N/A*	123.7	-
Within retail annuity products[3]	N/A*	-	-	N/A*	-	(180.0)
Total	10,193.5	$ 175.4	$ (337.8)	11,112.9	$ 358.9	$ (764.1)

* N/A - Not applicable.

[1] The fair values of these derivatives are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets with the underlying instrument.

[3] The fair values of embedded derivatives within retail annuity products and managed custody guarantees are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2009 and 2008.

	2009	2008
Interest rate swaps[1]	$ (109.5)	$ (198.4)
Foreign exchange swaps[1]	(23.3)	29.1
Credit default swaps[1]	(16.5)	(12.3)
Forwards[1]	13.1	27.2
Swaptions[1]	(4.9)	(6.2)
Futures[1]	(49.0)	(29.3)
Interest rate caps[1]	(0.1)	2.1
Managed custody guarantees[2]	34.0	(40.0)
Embedded derivatives:		
Within securities[2]	(77.4)	82.0
Within retail annuity products[2]	185.4	(99.6)
Other	-	0.8
Total	$ (48.2)	$ (244.6)

[1] Changes in value are included in Net realized capital losses on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2009, the fair value of credit default swaps of $0.2 and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

$53.6 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2009 and 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $84.4 and $161.0, respectively.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	622.6
Deferrals of commissions and expenses		147.1
Amortization:		
Amortization		(80.9)
Interest accrued at 5% to 7%		44.8
Net amortization included in the Consolidated Statements of Operations		(36.1)
Change in unrealized capital gains (losses) on available-for-sale securities		1.0
Implementation of ASC Topic 944-30		(6.0)
Balance at December 31, 2007		728.6
Deferrals of commissions and expenses		168.7
Amortization:		
Amortization		(112.5)
Interest accrued at 5% to 7%		50.6
Net amortization included in the Consolidated Statements of Operations		(61.9)
Change in unrealized capital gains (losses) on available-for-sale securities		30.1
Balance at December 31, 2008		865.5
Deferrals of commissions and expenses		108.2
Amortization:		
Amortization		(39.3)
Interest accrued at 5% to 7%		58.0
Net amortization included in the Consolidated Statements of Operations		18.7
Change in unrealized capital gains (losses) on available-for-sale securities		(90.6)
Balance at December 31, 2009	$	901.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The estimated amount of DAC amortization expense, net of interest, is $17.8, $44.6, $49.8, $48.6, and $44.4, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Activity within VOBA was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	1,340.2
Deferrals of commissions and expenses		40.5
Amortization:		
Amortization		(177.3)
Interest accrued at 5% to 7%		84.2
Net amortization included in the Consolidated Statements of Operations		(93.1)
Change in unrealized capital gains (losses) on available-for-sale securities		2.9
Implementation of ASC Topic 944-30		(37.3)
Balance at December 31, 2007		1,253.2
Deferrals of commissions and expenses		33.3
Amortization:		
Amortization		(144.2)
Interest accrued at 5% to 7%		77.2
Net amortization included in the Consolidated Statements of Operations		(67.0)
Change in unrealized capital gains (losses) on available-for-sale securities		613.0
Balance at December 31, 2008		1,832.5
Deferrals of commissions and expenses		40.4
Amortization:		
Amortization		(170.5)
Interest accrued at 4% to 7%		72.2
Net amortization included in the Consolidated Statements of Operations		(98.3)
Change in unrealized capital gains (losses) on available-for-sale securities		(783.1)
Balance at December 31, 2009	$	991.5

The estimated amount of VOBA amortization expense, net of interest, is $36.1, $64.0, $64.8, $59.2, and $53.0, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Analysis of DAC and VOBA

The decrease in Net amortization of DAC and VOBA for the year ended December 31, 2009, was primarily due to reduced amortization rates driven by an increase in estimated future gross profits due to the improvement in equity markets in 2009. This decline was partially offset by the impact of higher current year gross profits, primarily due to lower expenses and lower realized losses, which resulted in an increase in amortization.

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits.

5.   Dividend Restrictions and Shareholder's Equity

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2007, ILIAC paid $145.0 in dividends on its common stock to its Parent. During 2009 and 2008, ILIAC did not pay any dividends to its Parent. On February 19, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. During 2008 and 2007, ILIAC did not receive any cash capital contributions from its Parent.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $271.6, $(428.4), and $245.5, for the years ended December 31, 2009, 2008, and 2007, respectively. Statutory capital and surplus was $1,762.1 and $1,524.6 as of December 31, 2009 and 2008, respectively. As specifically permitted by statutory accounting practices, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $97.9. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Department to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Department, which allows the Company to reflect the impact of adoption of $97.9 over a three year period. The impact of the grade-in for the year ended December 31, 2009 was a $32.6 increase in reserves and a corresponding decrease in statutory surplus.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion of or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $51.1. This adoption had no impact on total liabilities or net income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2009, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.9 billion and $3.6, respectively. As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2009 and 2008, was $6.9 billion and $6.5 billion, respectively.

7.   Income Taxes

ILIAC files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Income tax expense (benefit) consisted of the following for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Current tax expense (benefit):			
Federal	$ 27.5	$ (121.8)	$ 28.6
State	(0.9)	(18.1)	(9.0)
Total current tax expense (benefit)	26.6	(139.9)	19.6
Deferred tax expense:			
Federal	23.0	31.6	36.4
Total deferred tax expense	23.0	31.6	36.4
Total income tax expense (benefit)	$ 49.6	$ (108.3)	$ 56.0

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 403.5	$ (1,138.5)	$ 274.4
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	141.2	(398.5)	96.0
Tax effect of:			
Dividend received deduction	(2.6)	(15.5)	(26.2)
IRS audit settlement	(0.1)	(10.1)	-
State audit settlement	(1.2)	(12.6)	(21.8)
State tax expense	0.1	1.3	-
Tax valuation allowance	(92.2)	333.0	-
Other	4.4	(5.9)	8.0
Income tax expense (benefit)	$ 49.6	$ (108.3)	$ 56.0

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2009 and 2008, are presented below.

	2009	2008
Deferred tax assets:		
Insurance reserves	$ 140.0	$ 217.2
Net unrealized capital loss	-	503.8
Investments	255.6	294.7
Postemployment benefits	67.1	67.4
Compensation	46.3	42.5
Other	16.6	3.9
Total gross assets before valuation allowance	525.6	1,129.5
Less: valuation allowance	(202.5)	(333.0)
Assets, net of valuation allowance	323.1	796.5
Deferred tax liabilities:		
Net unrealized capital gain	(55.3)	-
Value of business acquired	(347.0)	(653.3)
Deferred policy acquisition costs	(272.0)	(244.3)
Total gross liabilities	(674.3)	(897.6)
Net deferred income tax liability	$ (351.2)	$ (101.1)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2009 and 2008, the Company had a tax valuation allowance of $158.5 and $328.0, respectively, related to realized capital losses. The change from December 31, 2008 to December 31, 2009 consists of (a) $(92.2) related to realized capital losses which is included in Net income (loss) and (b) $(77.3) related to the adoption of new US GAAP guidance on impairments, as included in ASC Topic 320, which is reflected in Accumulated other comprehensive loss. Additionally, at December 31, 2009, the Company had a valuation allowance of $39.0 which is included in Accumulated other comprehensive loss. The Company had no valuation allowance at December 31, 2008. As of December 31, 2009, the tax valuation allowance on unrealized capital losses included $77.3, which was reclassified from beginning Retained earnings to Other comprehensive loss under ASC Topic 320. The Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Tax Sharing Agreement

Under the intercompany tax sharing agreement, ILIAC had a receivable from ING AIH of $23.9 and $38.6 for federal income taxes as of December 31, 2009 and 2008, respectively.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008
Balance at January 1	$ 22.1	$	47.4
Additions for tax positions related to current year	0.9		2.4
Additions for tax positions related to prior years	3.5		2.2
Reductions for tax positions related to prior years	(13.3)		(20.7)
Reductions for settlements with taxing authorities	(0.4)		(9.2)
Balance at December 31	$ 12.8	$	22.1

The Company had $24.8 and $23.1 of unrecognized tax benefits as of December 31, 2009 and 2008, respectively, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense (benefit) on the Balance Sheets and the Statements of Operations, respectively. The Company had accrued interest of $3.3 and $3.8 as of December 31, 2009 and 2008, respectively. The decrease in accrued interest during the year ended December 31, 2009 primarily related to the settlement of the 2001 through 2006 New York state audit.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Tax Regulatory Matters

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2009. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examinations, it is reasonably possible that the unrecognized tax benefits will increase by up to $4.1. The timing of the payment of the remaining allowance of $16.9 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax year 2008 and 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

- **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter on the qualified status of the Retirement Plan. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $22.3, $14.0, and $17.2, for 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.9, $10.3, and $10.1, for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America Serp. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009 and 2008.

	2009	2008
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 94.9	$ 85.6
Interest cost	5.3	5.2
Benefits paid	(13.4)	(11.6)
Post service cost-unrecognized	-	0.2
Actuarial gain on obligation	3.4	15.5
Projected benefit obligation, December 31	$ 90.2	$ 94.9
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

	2009	2008
Accrued benefit cost	$ (90.2)	$ (94.9)
Accumulated other comprehensive income	21.1	20.0
Net amount recognized	$ (69.1)	$ (74.9)

At December 31, 2009 and 2008, the projected benefit obligation was $90.2 and $94.9, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2009 and 2008 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2009	2008
Discount rate at end of period	6.00%	6.00%
Rate of compensation increase	1.50%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2009, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by current US GAAP guidance for employers' accounting for pensions, the 6.0% discount rate will also be used to determine the Company's 2010 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2009	2008	2007
Discount rate	6.00%	6.50%	5.90%
Rate of increase in compensation levels	1.50%	4.00%	4.20%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The weighted average assumptions used in calculating the net pension cost for 2009 were, as indicated above, a 6.0% discount rate and a 1.5% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009, 2008, and 2007, were as follows:

	2009		2008		2007
Interest cost	$	5.3	$	5.2	$	5.4
Net actuarial loss recognized in the year		2.1		-		0.7
Unrecognized past service cost recognized in the year		0.1		-		-
The effect of any curtailment or settlement		0.1		0.5		0.4
Net periodic benefit cost	$	7.6	$	5.7	$	6.5

Cash Flows

In 2010, the employer is expected to contribute $10.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2010 through 2014, and thereafter through 2019, are estimated to be $10.5, $9.3, $8.9, $7.8, $6.8, and $26.5, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $3.7, $4.1, and $4.5, for the years ended December 31, 2009, 2008, and 2007, respectively.

For leo, the Company recognized tax benefits of $0.1, $0.7, and $3.2, in 2009, 2008, and 2007, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008, but has not yet received a favorable determination letter on the qualified status of the Plan.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older. The life

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2009, 2008, and 2007, were $11.6, $13.2, and $12.7, respectively.

8.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $35.9, $58.4, and $60.5, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $140.2, $175.3, and $167.9, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2009, 2008, and 2007, net expenses related to the agreement were incurred in the amount of $26.3, $19.6, and $21.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2009, 2008, and 2007, commissions were collected in the amount of $275.3, $622.5, and $568.4. Such commissions are, in turn, paid to broker-dealers.

- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust ("IIT"). On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue DSL earns as investment advisor of IIT which is attributable to ING USA deposits into IIT. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred under these services agreements in the amount of $138.7, $156.2, and $124.4, respectively.

- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $12.5, $14.9, and $13.1, respectively.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $204.1, $245.1, and $312.7, (excludes fees paid to ING Investment Management Co.) in 2009, 2008, and 2007, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2009, 2008, and 2007, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $270.0, $323.8, and $343.8, respectively. At December 31, 2009 and 2008, DSL had $25.3 and $18.6, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred an immaterial amount of interest expense for the year ended December 31, 2009 and $0.2, and $3.9, for the years ended December 31, 2008 and 2007, respectively, and earned interest income of $1.0, $4.8, and $1.7, for the years ended December 31, 2009, 2008, and 2007, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2009, the Company had a $287.2 receivable from ING AIH and as of December 31, 2008, the Company had $13.0 due to ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2009, 2008, and 2007 was $10.0, $11.1 and $11.1, respectively.

Tax Sharing Agreements

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

9.   Financing Agreements

Revolving Note Facility

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the years ended December 31, 2009 and 2008, and minimal interest expense for the year ended December 31, 2007. At December 31, 2009 and 2008, ILIAC had no amounts outstanding under the revolving note facility.

Windsor Property Loan

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At both December 31, 2009 and 2008, the amount of the loan outstanding was $4.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions footnote.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

10.   **Reinsurance**

At December 31, 2009, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2009, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.6 and $11.0 were maintained for this contract as of December 31, 2009 and 2008, respectively.

Reinsurance ceded in force for life mortality risks were $18.6 billion and $19.6 billion at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, net receivables were comprised of the following:

	2009	2008
Claims recoverable from reinsurers	$ 2,427.4	$ 2,506.6
Payable for reinsurance premiums	(0.7)	(0.9)
Reinsured amounts due to reinsurer	(0.7)	(0.4)
Other	0.3	0.3
Total	$ 2,426.3	$ 2,505.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Deposits ceded under reinsurance	$ 162.4	$ 174.4	$ 188.5
Premiums ceded under reinsurance	0.3	0.3	0.4
Reinsurance recoveries	339.8	309.0	419.7

11. Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases and paid substantially all expenses associated with its leased and subleased office properties. Any expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company. However, as of December 31, 2008, all of the Company's expenses for leased and subleased office properties will be paid for by an affiliate and allocated back to the Company, as all operating leases were terminated or consolidated by ING AIH during the fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2009, 2008, and 2007, rent expense for leases was $5.1, $6.1, and $17.7, respectively.

For more information on the lease terminations, see the Restructuring Charges footnote.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $305.1, of which $218.5 was with related parties. At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, of which $253.7 was with related parties. During 2009 and 2008, $46.8 and $81.3, respectively, was funded to related parties under off-balance sheet commitments.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2009, the Company did not hold any cash collateral and as of December 31, 2008, the Company held $4.4, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2009 and 2008, the Company delivered collateral of $130.3 and $93.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

12. Restructuring Charges

2008 CitiStreet Integration

During the third quarter of 2008, integration initiatives began related to the acquisition of CitiStreet LLC, now known as ING Institutional Plan Services, LLC, by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs in 2008 and 2009. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table illustrates the restructuring reserves and charges for the years ended December 31, 2009 and 2008.

	2009	2008
Restructuring reserve beginning balance	$ 8.3	$ -
Restructuring charges:		
Employee severance and termination benefits[1]	5.1	11.2
Future rent on non-cancelable leases[2]	-	1.5
Total restructuring charges	5.1	12.7
Intercompany charges and payments[3]	(0.4)	(2.5)
Payments applied against reserve[4]	(10.5)	(1.9)
Restructuring reserve at December 31	$ 2.5	$ 8.3

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009 for 2008 expenses.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of an immaterial loss related to unrecognized prior service costs.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

13. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale, including OTTI of $(46.7) and $(238.8) of cumulative effect of change in accounting principle in 2009	$ 133.4	$ (1,315.5)	$ (64.5)
Equity securities, available-for-sale	12.8	(7.4)	6.3
DAC/VOBA adjustment on available-for-sale securities including $134.0 of cumulative effect of change in accounting principle in 2009	(88.8)	650.9	7.8
Sales inducements adjustment on available-for-sale securities	0.2	2.4	0.2
Other investments	-	(0.3)	(0.7)
Less: allocation to experience-rated contracts	-	-	(16.4)
Unrealized capital gains (losses), before tax	57.6	(669.9)	(34.5)
Deferred income tax asset (liability) (includes $30.4 cumulative effect of change in accounting principle in 2009)	(24.9)	205.8	12.1
Deferred tax asset valuation allowance (includes $(77.3) cumulative effect of change in accounting principle in 2009)	(39.0)	-	(6.4)
Net unrealized capital gains (losses)	(6.3)	(464.1)	(28.8)
Pension liability, net of tax	(8.7)	(18.0)	(5.0)
Accumulated other comprehensive loss	$ (15.0)	$ (482.1)	$ (33.8)

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive loss. As of December 31, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $46.7 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(151.7), after considering the effects of DAC of $134.0 and income taxes of $(46.9), was made from beginning retained earnings to Accumulated other comprehensive loss as of April 1, 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

During 2009 and 2008, as a result of market conditions that resulted in large unrealized losses, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, and excluding those related to experience-rated contracts as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income tax, were as follows for the years ended December 31, 2009, 2008, and 2007.

		2009		2008		2007
Fixed maturities, available-for-sale	$	1,448.9	$	(1,251.0)	$	(19.9)
Equity securities, available-for-sale		20.2		(13.7)		(11.8)
DAC/VOBA adjustment on available-for-sale securities		(739.7)		643.1		3.9
Sales inducements adjustment on available-for-sale securities		(2.2)		2.2		0.1
Premium deficiency reserve adjustment		-		-		37.5
Other investments		0.3		0.4		(1.5)
Less: allocation to experience-rated contracts		-		16.4		36.0
Unrealized capital gains (losses), before tax		727.5		(635.4)		(27.7)
Deferred income tax (liability) asset		(230.7)		193.7		9.7
Net change in unrealized capital gains (losses)	$	496.8	$	(441.7)	$	(18.0)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2009, 2008, and 2007.

		2009		2008		2007
Net unrealized capital holding gains (losses) arising during the year [1]	$	513.0	$	(1,192.0)	$	(66.9)
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss) [2]		16.2		(750.3)		(48.9)
Net change in unrealized capital gains (losses) on securities	$	496.8	$	(441.7)	$	(18.0)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $751.2, $(1,714.8), and $(102.9), for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $23.7, $(1,079.4), and $(75.2), for the years ended December 31, 2009, 2008, and 2007, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold or impaired during the period.

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive income (loss) as of the dates indicated.

	2009
Balance at April 1, 2009[1]	$ -
Additional noncredit impairments:	
On securities not previously impaired	53.0
On securities previously impaired	0.3
Reductions:	
Securities sold, matured, prepaid or paid down[2]	(0.8)
Securities with additional credit impairments[2]	(5.8)
Balance at December 31, 2009	$ 46.7

[1] New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted on April 1, 2009.

[2] Represents realization of noncredit impairments to Net income (loss).